Form 10-K, Exhibit 13
period 1994-06-30
KENNAMETAL INC
filed 1994-09-21
CIK 55242

EXHIBIT 13

                    1994 KENNAMETAL INC. ANNUAL REPORT

[Photograph]

                           (Front Cover)

PROFILE Kennametal is a manufacturer, marketer and distributor of a broad range of tools for the metalworking, mining and highway construction industries. Kennametal is one of the world's leading producers of cutting tools and wear resistant parts made of cemented carbides and other hard materials.

METALWORKING PRODUCTS Kennametal provides a full line of products and services for the metalworking industry. The company provides cutting tools and accessories for metalcutting applications, including turning, milling and drilling.

MINING AND CONSTRUCTION PRODUCTS Kennametal is the world's leading producer of mining and construction tools. Mining tools include drums, blocks, bits, compacts and accessories.
Construction tools include blocks, bits, grader blades and snowplow blades.

METALLURGICAL PRODUCTS Kennametal produces proprietary metallurgical powders for use in its metalworking, mining and construction products. In addition, the company produces a variety of powders for specialized markets.

MISSION STATEMENT Kennametal is a global, customer-needs-driven provider of tools, tooling systems, supplies and services to the metalworking industry. In addition, Kennametal operates businesses having a technical commonality with core businesses, given they meet minimum financial goals.

CONTENTS

1   Financial Highlights
2   Letter to Shareholders
7   Kennametal Overview
15  Financial Graphs
16  Management's Discussion and Analysis
20  Consolidated Statements of Income
21  Consolidated Balance Sheets
22  Consolidated Statements of Shareholders' Equity
23  Consolidated Statements of Cash Flows
24  Notes to Consolidated Financial Statements
32  Quarterly Financial Data
33  Report of Audit Committee
33  Report of Independent Public Accountants
34  Eleven Year Summary
36  Board of Directors
37  Corporate Officers
38  Corporate and Worldwide Data

ABOUT THE REPORT Kennametal continues to make significant progress in its efforts to be the world's premier provider of tools, tooling systems, supplies and services to the metalworking industry. This year's report highlights significant changes which have affected that progress.

                         (Inside Front Cover)

FINANCIAL HIGHLIGHTS

                                                                  Percent
Year ended June 30                       1994           1993       Change
(dollars in thousands,
except per share data)
- - - -------------------------------------------------------------------------
OPERATING HIGHLIGHTS
    Net sales                          $802,513       $598,496      +34
    Net income (loss)                    (4,088)        20,094     n.m.
    Earnings (loss) per share (1)         (0.17)          0.93     n.m.
    Return on equity (2)                   (1.5)%          8.1%    n.m.
    Cash flow from operations            30,249         42,018      -28

BALANCE SHEET HIGHLIGHTS
    Total assets                       $697,532       $448,263      +56
    Total debt                          147,295        110,628      +33
    Shareholders' equity                322,836        255,141      +27
    Debt to capital ratio                  31.3%          30.2%    n.m.

INVESTMENT SPENDING
    Capital expenditures               $ 27,313       $ 23,099      +18
    Research and development expenses    15,201         14,714       +3

STOCK DATA (1)
    Stock price - high                     $ 29 9/16      $ 19 7/8
    Stock price - low                        15 3/8         12 15/16
    Stock price - year-end                   24 5/8         16 3/4
    Dividends per share                    0.58           0.58

   n.m. - not meaningful.

1 Reflects the increased number of shares resulting from a 2-for-1 stock split in the form of a 100 percent stock dividend in August 1994.

2 Without the restructuring charge and accounting changes, the return on equity was 11.4 percent in 1994.


[Graphs]

                            (Page 1)

TO OUR SHAREHOLDERS

[Photograph]

CAPTION: Our expanded global presence enables us to participate fully in the recovery of the world's economies and to build our competitive leadership by providing the highest level of service to customers anywhere in the world.

ROBERT L. MCGEEHAN
President and Chief Executive Officer

IN 1994, KENNAMETAL NAVIGATED A COMPLEX DOMESTIC AND GLOBAL
MARKETPLACE IN WHICH WE WERE ABLE TO CREATE OPPORTUNITIES, AS
WELL AS WEATHER DISAPPOINTMENTS.

     Revenues for the year rose to a record $803 million, up 34 percent from 1993. A significant portion of this growth resulted from the alliance with Hertel AG, a German toolmaker in which we acquired an 81 percent interest in August 1993. Excluding Hertel, sales were up nine percent over the preceding year.

     The slow but steady economic recovery in the United States resulted in an increase in domestic revenues, despite the negative impact of decreased sales of metalworking and highway construction tools due to widespread floods in the Midwest, an unusually severe winter and the Los Angeles earthquake.

     In spite of these unusual events during the year, sales of highway construction tools increased 15 percent as the pace of road construction and rehabilitation projects intensified in many parts of the U.S. Mining tool sales, however, were flat in the midst of a United Mineworkers strike in the U.S. and weak demand internationally.

     Strong growth in production among our customers in the automotive, heavy construction equipment and agricultural equipment industries led the U.S. economic recovery and created increased demand for Kennametal tools. We also saw sales improvements to aircraft engine and oil and gas producers, who began to emerge in 1994 after a long period of contraction.

     Sales of our traditional product lines, metalcutting inserts and toolholding devices, rose 11 percent in the U.S. Strong demand for hardfacing products produced a 19 percent gain in sales of metallurgical products, and growth in our full-service supply programs and our expanding mail-order catalog business drove sales of industrial supply products to a 22 percent gain.

     Outside the United States, we faced a varied and challenging economic landscape. Asia-Pacific markets, struggling through a deep and widespread economic downturn, remained weak. Notable exceptions were Australia and South Korea, where we achieved significant gains in sales in 1994.

                            (Page 2)

[Photograph]

CAPTION: Our customers' paramount concern is to increase the productivity of their capital-intensive production processes.
Our challenge is to meet this need through not only our products, but also our people, our technology and our commitment to be not just a supplier, but a partner.

QUENTIN C. MCKENNA
Chairman of the Board

     Sales in Canada also increased 16 percent as that economy began to recover. But the European market posed difficult challenges, and, without the acquisition of Hertel, international sales of metalworking products would have remained flat.

     As a result of the acquisition of Hertel, we were able to achieve a 78 percent increase in international sales. Economic conditions in most of Europe remained weak, though we now see indications that an economic recovery could, after several years of contraction, be at hand.

WE STRENGTHENED KENNAMETAL'S RESOURCES FOR THE LONG-TERM BY
RAISING NEW CAPITAL, REDUCING DEBT AND PUTTING BEHIND US CHARGES
ASSOCIATED WITH OUR ACQUISITION, RESTRUCTURING ACTIVITIES AND
REQUIRED NEW ACCOUNTING STANDARDS.

     In anticipation of solid earnings performance in 1994, we made a decision that it was the right time to take one-time charges against earnings rather than defer them and at the same time to strengthen Kennametal's asset base and capital structure for the future.

     Prior to these one-time charges, Kennametal had net income of $31.3 million. Against this, we took a restructuring charge of $20.4 million after taxes plus the adoption of new accounting standards had a negative impact of $15 million, net of income tax effect.

     As a result, Kennametal recorded a net loss of $4.1 million, or $0.17 per share, compared with net income of $20.1 million, or $0.93 per share in 1993. The average number of shares outstanding in 1994 was 2.6 million greater than those outstanding in the prior year.

     In December 1993, we moved to strengthen our company's long-term financial position through an offering of new shares of Kennametal common stock. This sale was received enthusiastically by investors, providing net proceeds to the company of approximately $74 million in new equity capital.

     We undertook this offering primarily to finance the acquisition of Hertel and to maintain the company's capital structure within our previously established guidelines.
Kennametal's

                            (Page 3)

inherent financial strength and cash flows would have enabled us to finance the acquisition with debt, but we concluded that the resulting debt-service burden would have limited our ability to capture future opportunities.

     Since the market awarded Kennametal a strong share price, we determined that an equity offering would be a timely step that would provide the company with increased financial flexibility and resources for investment in our future.

     Beyond raising capital, the share offering enabled us to convey the Kennametal story to a wider audience in the investment community at an exciting time in the history of our company. We attracted new domestic and international investors, increased investor interest in our stock, as well as liquidity in the market for our shares. The result has been record share prices.

WE ARE POSITIONING KENNAMETAL AS A BORDERLESS GLOBAL COMPANY,
PREPARED TO PURSUE OPPORTUNITIES AND MEET CUSTOMER DEMANDS
WHEREVER WE CAN IDENTIFY THEM IN THE WORLD MARKETPLACE.

     The ability to win and serve customers anywhere in the global marketplace is the foundation on which we are building not only increased growth and profitability, but stability in cash flow and earnings.

     The acquisition of Hertel gives Kennametal the engineering, manufacturing and logistical infrastructure we need to become a more viable competitor in Europe and to strengthen our position in the markets in Eastern Europe and the Asia-Pacific region that we believe offer superior long-term growth opportunities.

     Both Kennametal and Hertel possess resources and skills unique to each partner, from manufacturing and marketing expertise to excellence in specific product lines. The integration of these strengths enables our merged companies to provide a comprehensive response to the needs of our metalworking customers worldwide, and, in addition, while the two companies are being integrated operationally, both will retain their own brand name identities in the marketplace -- valuable assets we will use to maximize market penetration and return on our investment.

     We are currently in the process of integrating Kennametal's business with that of Hertel. As part of this integration, we closed the Kennametal manufacturing facility in Neunkirchen, Germany.

                            (Page 4)

     We also developed a restructuring plan for Hertel operations, which is improving profitability by reducing working capital requirements and overall expenses, as well as improving capacity utilization.

     Some 20 integration teams made up of Kennametal and Hertel employees are currently dedicated to realizing the benefits of combining the two companies. These teams are empowered to manage the wide variety of issues involved in the integration, from manufacturing changes and consolidations to marketing and legal concerns, research and development, information systems and communication.

     The pace of integration is progressing ahead of our expectations, enabling us to realize more immediate value from the synergies created by the alliance and to accelerate our advance toward the goal of being the low-cost, highest-quality producer of metalworking tooling in the world.

OUR FOCUS IS ON MAKING IT EASIER TO DO BUSINESS WITH KENNAMETAL.

     Today, manufacturers seek to reduce the number of suppliers they deal with, while forging closer and more productive working ties with those who can add value to the relationship. Because companies which can meet this challenge will uncover important new opportunities for growth, we are taking the initiative to explore and develop new and more productive ways of meeting our customers' needs.

     Our customers' paramount concern is to increase the productivity of their capital-intensive production processes.
Our challenge is to meet this need through not only our products, but also our people, our technology and our commitment to be not just a supplier, but a partner.

     Our investment in the Corporate Technology Center continues to pay dividends with an ongoing stream of new and improved products developed in response to the changing needs of our customers in all manufacturing industries.

     We also expanded and enhanced our worldwide management information system network, a vital competitive asset, to increase our control of the many marketing channels for Kennametal's expanding product range.

     The Metalworking Systems Division undertook a thorough reengineering of its marketing and sales organization in 1994 to improve the speed and quality of response to our customers. The process created integrated sales teams made up of employees from direct sales,

                            (Page 5)

telemarketing, order entry, application support and sales management. Through a new customer contact model, customers are now connected directly with the team member who possesses the specific skill or knowledge needed and who can provide an immediate and thorough response.

KENNAMETAL'S STRATEGIES ARE WORKING BECAUSE EMPLOYEES SUPPORT
THEM TIRELESSLY.

     Through a tough economic downturn, and now amid the challenges of integrating Hertel, Kennametal employees have shown that they understand and support the company's strategies and goals. Their efforts have been reinforced by the Hertel employees who have joined us, whose tradition of dedication and hard work matches our own. Now numbering 6,600 worldwide, Kennametal's employees are the foundation of the company and will continue to be the key to our success.

THE ACTIONS TAKEN OVER THE PAST YEAR POSITION KENNAMETAL FOR
SUSTAINED GROWTH.

     The success of our efforts to control costs and rationalize our operations has resulted in a structure that today provides Kennametal with significant earnings leverage. Our expanded global presence enables us to participate fully in the recovery of the world's economies and to build our competitive leadership by providing the highest level of service to customers anywhere in the world.

     Today, we are in an excellent position to take advantage of global economic and manufacturing trends. New and exciting partnerships will enable Kennametal to expand mutually beneficial relationships with a growing number of customers.

     We are confident that the successes achieved in 1994 will serve as a model for our future growth.


QUENTIN C. MCKENNA              ROBERT L. MCGEEHAN
- - - ---------------------           -----------------------------
Quentin C. McKenna              Robert L. McGeehan
Chairman of the Board           President and Chief Executive
Officer


Latrobe, Pennsylvania
August 1, 1994

                            (Page 6)

KENNAMETAL OVERVIEW

For Kennametal, 1994 was a year of careful investment and untiring effort that produced solid signs of growth. A wide variety of factors contributed to the year's successes:

Teamwork as well as outstanding individual efforts by Kennametal
employees -- New relationships with customers   -- Continuing
research and development efforts that reinforce Kennametal's
technological leadership   -- Aggressive pursuit of emerging markets
- - - -- Ongoing evolution of products to meet changing customer needs
- - - -- Integration efforts building on Kennametal and Hertel
manufacturing, marketing and product strengths   -- Execution of
our channel marketing strategy   -- Continued development of
global logistics systems

The following selection of photos are representative of some of the key factors contributive to Kennametal's present and future prosperity.

                            (Page 7)

[Photograph]

[Photograph]

The KM-LOC (TM) clamping device is the most recent addition to Kennametal's proven KM (TM) modular quick-change tooling system. The new device employs a cam and a preloaded disc spring pack to provide positive stop-to-stop locking and unlocking with less than half a turn of a wrench, making the KM (TM) system even more user-friendly. Kennametal products continually evolve to meet ever-changing customer demands.

                            (Page 8)

Global manufacturers require world-class tooling. Kennametal tools, including KM (TM) quick-change toolholders and carbide turning and milling inserts, machined these six-cylinder engine crankshafts for Ford Motor Company's new "world car." Successfully launched last year in Europe as the Mondeo, the car is coming to the U.S. in the fall of 1994 as the Ford Contour and Mercury Mystique. Kennametal tools meet Ford's legendary standards for performance and quality, and three of Kennametal's manufacturing facilities have earned the Ford Q1 status as preferred suppliers to Ford Motor Company.

Globalization of industry has produced new business relationships between Kennametal and its customers. In addition to its traditional role as a tooling supplier, Kennametal now offers tooling application and purchasing and management services in a variety of forms. Typical of these partnerships and "win-win" arrangements is the Full Service Supply program in which Kennametal stocks and maintains the customer's tool crib, supplying all the cutting tool requirements of a metalworking operation.

[Photograph]

                            (Page 9)

Teamwork propels Kennametal's success. Throughout the company, employees from various functional areas work in units that are dedicated to getting the job done faster and better. For example, some 20 integration teams, consisting of both Kennametal and Hertel employees, are expediting the progress of the Hertel integration. Pictured here are some members of one of those groups, the Business Systems team. Including employees from customer service, metalworking manufacturing, finance and management information systems, the team defined the needs of the business systems of the combined operations and implemented such systems to enable both companies to eliminate quickly unnecessary redundancies and better serve our customers.

[Photograph]

Kennametal and Hertel are combining their technological and manufacturing strengths to provide customers with the best product available in the marketplace. Prime examples are Kennametal's new general-use KC9010 (TM) and KC9025 (TM) coated carbide metalcutting insert grades, which benefit from Kennametal's expertise in tungsten carbide manufacturing at the Orwell, Ohio, plant. The substrates are then coated at the Hertel facility in Ebermannstadt, Germany, to take advantage of Hertel's advanced coating and manufacturing automation technologies, including the coating operations shown here.

                            (Page 10)

[Photograph]

[Photograph]

Kennametal's new KCD25 (TM) thin-film diamond-coated insert grade is engineered to machine new energy-efficient manufacturing materials, such as abrasive aluminum alloys and nonmetallics. Kennametal Corporate Technology developed a chemical vapor deposition process for diamond coatings that produces inserts combining the outstanding wear resistance of diamonds with a carbide substrate's economy and ability to support complex chip control geometries. This sequence shows a chip-control KCD25
(TM) insert poised to begin a cut; amidst a flow of metalcutting coolant; then beginning to machine an aluminum workpiece.

                            (Page 11)

[Photograph]

These tungsten carbide tips for mining roof drill bits, arranged for sintering at the Mining and Construction Division manufacturing plant in Bedford, Pennsylvania, are destined for customers around the world. Following a year of record sales, the Division is moving to take advantage of promising opportunities for global growth by aggressively pursuing emerging markets, such as Eastern Europe and China.

One clear benefit of the acquisition of Hertel is a synergy of product expertise. Hertel is known for leadership in rotating tooling, including solid carbide drills and milling cutters, as shown here. These tools complement Kennametal's traditional strength in tools for lathe applications, enabling the combined companies to offer customers a comprehensive selection of the world's most productive cutting tools.

                            (Page 12)

A growing number of customers are reaching for J&L Industrial Supply catalogs. The company continues its record of growth and profitability by effectively serving the needs of smaller customers. Through mail order catalogs and retail outlets, J&L provides one-stop shopping for a comprehensive selection of metalworking tools and supplies, including selected Kennametal products. J&L has grown to a total of eight U.S. locations, stocking more than six million tools and serving customers in all 50 states, as well as Canada, Mexico, and Puerto Rico.

[Photograph]

[Photograph]

                            (Page 13)

[Photograph]

This year's Alex G. McKenna award winners, Jack Taylor (left) and Rolf Chudzick, work on separate continents, but share the high standards and limitless enthusiasm displayed by Alex G. McKenna, former Kennametal board chairman and the first recipient of this award. Jack Taylor joined Kennametal in 1959 in the engineering department and moved to the Mining Tool Division (now Mining and Construction Division) in 1975. Since then, his efforts in marketing and sales management for highway construction products have helped to make Kennametal the world-market leader in highway and construction tooling. Rolf Chudzick's work in sales and manufacturing management at Kennametal G.m.b.H. in Germany has spanned more than twenty-five years and has demonstrated his unique ability to motivate people from varied cultures to work together.

Global logistics is the foundation for global competitiveness. Through its Kennametal Distribution Services group, Kennametal coordinates manufacturing, inventories and delivery on a worldwide basis. Kennametal has consolidated its worldwide warehouse capacity to include nine U.S. locations and three outside the U.S., resulting in efficiencies that produce same-day shipping performance exceeding 98 percent.

[Photograph]

                            (Page 14)

FINANCIAL GRAPHS

[Graphs]

                            (Page 15)

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS: 1994 COMPARED WITH 1993

OVERVIEW. For the fiscal year ended June 30, 1994, Kennametal recorded a net loss of $4.1 million, or $0.17 per share, as compared with net income of $20.1 million, or $0.93 per share in 1993. All share and per share data (except where noted) reflect the retroactive effect of a 2-for-1 stock split in the form of a 100 percent stock dividend declared for holders of record as of August 10, 1994.

The net loss for the fiscal year ended June 30, 1994, includes the unfavorable cumulative noncash effect of adopting Statement of Financial Accounting Standards (SFAS) No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" ($20.1 million net of income tax effect) and the favorable cumulative noncash effect of adopting SFAS No. 109 "Accounting for Income Taxes" ($5.1 million). In addition, the results include a restructuring charge ($20.4 million after taxes) and the impact of additional operating costs resulting from the adoption of SFAS No. 106 ($1.2 million). Sales were $803 million, as compared with $598 million last year. The increase in sales resulted primarily from the acquisition of an 81 percent interest in Hertel AG (Hertel). Excluding Hertel, sales were $652 million.

The Hertel acquisition increased the net loss for fiscal year
1994 by $2.6 million. Excluding the cumulative effect of accounting changes, the restructuring charge and the acquisition impacts, the company had net income of $33.9 million as compared with $20.1 million last year.

SALES AND MARKETS. Excluding the effects of the acquisition of Hertel, worldwide sales of metalworking products increased 11 percent from last year as a result of strong domestic demand for metalcutting tools. Excluding price increases and negative foreign currency translation effects, worldwide metalworking volume increased 12 percent.

In the United States, excluding the effects of the acquisition of Hertel, sales of metalcutting inserts and toolholding devices increased 11 percent while sales of industrial supply products increased 22 percent.

Worldwide sales of mining and construction tools increased two percent from last year as a result of comparatively weak international demand for highway construction and mining tools. However, domestic sales of mining and construction tools increased seven percent because of strong demand for highway construction tools. Worldwide sales of metallurgical products increased 19 percent as a result of strong domestic demand for hardfacing products.

Foreign and export sales increased 78 percent from last year. A significant portion of the increase relates to the acquisition of Hertel.

Management expects higher sales of metalworking products in fiscal 1995 as the U.S. economy continues to expand and the European economy continues to emerge from the recession. Metalworking sales in the U.S. should continue to benefit from catalog sales. Mining and construction tool sales should continue to increase primarily because of greater domestic coal production.

COSTS AND EXPENSES. As a percentage of sales, the gross margin was 41.1 percent, the same as last year. The gross margin was unfavorably affected by the inclusion of Hertel's financial results.

Operating expenses, consisting of research and development, marketing and general and administrative expenses, increased 31 percent. The increase primarily relates to the impact of the Hertel acquisition. As a percentage of sales, operating expenses were 32.8 percent, down from 33.6 percent, mostly because of higher sales in the U.S.

Average total employment increased 31 percent from last year.
The increase in average total employment relates principally to the acquisition of Hertel.

                            (Page 16)

Interest expense increased 45 percent from 1993. The increase was primarily due to debt incurred and assumed in connection with the Hertel acquisition. Average debt outstanding was $164 million in 1994 as compared with $125 million in 1993. Approximately 35 and 44 percent of the company's total debt was subject to variable interest rates at June 30, 1994 and 1993, respectively.

The effective tax rate was 59.7 percent in 1994, up from 41.1 percent in 1993. Excluding the effects of the restructuring charge, the adjusted effective tax rate was 39.1 percent in 1994. The adjusted effective tax rate for 1994 benefited from the use of greater foreign tax credits when compared to the effective tax rate for 1993.


SALES BY PRODUCT CLASS AND GEOGRAPHIC AREA


Year ended June 30                         1994                     1993                    1992
- - - --------------------------------------------------------------------------------------------------
                          Percent              Percent                     Percent
(Dollars in thousands)    of Total   Amount    Change         Amount       Change         Amount
- - - --------------------------------------------------------------------------------------------------
By Product Class:
Metalworking products     84%        $676,355   +41%          $478,137       -1%          $482,058
Mining and construction
  products                13          101,575    +2             99,614      +12             89,257
Metallurgical products     3           24,583   +19             20,745       +4             19,852
Other products             -              -       -                -          -              3,366
                         -------------------------------------------------------------------------
Net sales                100%        $802,513   +34%          $598,496       +1%          $594,533
                         =========================================================================
By Geographic Area:
Within the U.S.           65%        $517,856   +18%          $438,910       +1%          $434,195
Foreign and export        35          284,657   +78            159,586        -            160,338
                         -------------------------------------------------------------------------
Net sales                100%        $802,513   +34%          $598,496       +1%          $594,533
                         =========================================================================

RESULTS OF OPERATIONS: 1993 COMPARED WITH 1992

OVERVIEW. Net income for 1993 was $20.1 million, up 56 percent from $12.9 million in 1992. The 1993 results include a nonrecurring after-tax gain of $1.0 million ($0.05 per share) related to the settlement of a patent infringement suit.
Excluding the nonrecurring gain, net income for 1993 was up 48 percent.

Earnings for 1993 increased primarily because of increased sales of metalcutting inserts and toolholding devices in the United States. In addition, earnings were favorably affected by lower manufacturing costs associated with higher production levels in the company's metalworking operations. However, operating expenses increased slightly from 1992 because of increased selling and marketing efforts.

SALES AND MARKETS. Worldwide sales of metalworking products decreased one percent from 1992 because of lower sales volume in Europe and lower overall sales of industrial supply products. Excluding price increases and negative foreign currency translation effects, worldwide metalworking volume declined one percent from 1992.

In the United States, metalworking sales were flat compared with those of 1992. Sales of metalcutting inserts and toolholding devices increased two percent while sales of industrial supply products decreased three percent as a result of product rationalization efforts. Sales of industrial supply products through full service supply programs and mail-order catalogs continued to experience growth.

Sales of mining and construction tools increased 12 percent from 1992 because of higher volume and greater demand for highway construction and mining tools.

                            (Page 17)

Foreign and export sales declined one percent from 1992 because of lower sales volume in Europe and negative foreign currency translation effects. However, sales continued to grow in Asia-Pacific markets. Excluding foreign currency translation effects, foreign and export sales increased one percent from 1992.

COSTS AND EXPENSES. As a percentage of sales, the gross margin was 41.1 percent for 1993, up from 38.9 percent in 1992. The gross margin for 1993 was favorably affected by higher production levels, more favorable sales mix, cost containment and productivity efforts. However, the gross margin for 1993 was adversely affected by negative foreign currency translation effects.

Operating expenses, consisting of research and development, marketing and general and administrative expenses, increased two percent from 1992 because of increased selling and marketing efforts, higher salaries, wages and employee benefit costs, additional depreciation charges related to the new Corporate Technology Center and the start-up of a catalog sales branch in Los Angeles, California, in August 1992. As a percentage of sales, operating expenses were 33.6 percent for 1993, up from
33.1 percent in 1992.

Payroll and related expenses totaled $221 million in 1993, up slightly from $216 million in 1992. Average total employment decreased three percent from 1992 because of cost reduction programs.

Interest expense decreased five percent from 1992 because of lower average borrowings and slightly lower interest rates. Average debt outstanding was $125 million in 1993, down five percent from $132 million in 1992. Approximately 44 and 50 percent of the company's total debt was subject to variable interest rates at June 30, 1993 and 1992, respectively.

The effective tax rate was 41.1 percent in 1993, up from 38.6 percent in 1992. Excluding the effects of certain nonrecurring items in 1992, the adjusted effective tax rate was 42.5 percent. The effective tax rate for 1993 benefited from the use of greater foreign tax credits when compared to the adjusted effective tax rate for 1992.

LIQUIDITY AND CAPITAL RESOURCES

Kennametal generates sufficient cash from operations to meet most of its financing needs. In addition, at June 30, 1994, the company had global lines of credit with banks totaling $225 million, of which $172 million was unused. Non-U.S. subsidiaries generally obtain financing through revolving credit agreements with local banks.

During 1994, the company generated $30 million in cash from operations. Cash provided from operations decreased from last year primarily because of spending in connection with restructuring and integration related activities. Capital expenditures, totaling $27 million, were utilized to upgrade machinery and equipment and to modernize facilities. The company paid $14 million of cash dividends.

On August 4, 1993, the company completed the acquisition of an 81 percent interest in Hertel. In connection with the acquisition, the company obtained a new $130 million credit agreement dated as of July 29, 1993 (the "credit agreement"). The credit agreement provided a $40 million bridge loan facility earmarked to purchase Hertel shares ($38.7 million of which was borrowed) and $90 million of revolving credit lines in two equal tranches. The bridge loan was repaid on December 24, 1993, and, therefore, expired. The Tranche A line of credit matured on July 27, 1994, while the Tranche B line of credit matures on July 27, 1996.

                            (Page 18)

On December 23, 1993, the company completed the sale of 1,972,250 shares of common stock (exclusive of the 2-for-1 stock split impact), resulting in net proceeds of $73,594,000. The company used $38,700,000 of the proceeds from the offering to repay the bridge loan and $34,894,000 to reduce borrowings under the revolving credit lines.

During 1993, the company generated $42 million in cash from operations which was used primarily to finance $23 million of capital expenditures and pay $13 million of cash dividends. Capital expenditures were utilized to upgrade machinery and equipment, to upgrade management information systems and to relocate and expand the J&L Industrial Supply facility in Charlotte, North Carolina.

During 1992, the company generated $47 million in cash from operations which was used primarily to finance $37 million of capital expenditures and pay $12 million of cash dividends. Capital expenditures were used to complete construction of the new $27 million Corporate Technology Center, to expand and modernize facilities, to upgrade machinery and equipment and to acquire management information systems.

Capital expenditures for fiscal 1995, which have been estimated at approximately $50-55 million, will be employed to modernize facilities and upgrade machinery and equipment. The company plans to finance these expenditures with cash from operations and borrowings under existing revolving credit agreements.

FINANCIAL POSITION

Kennametal maintained its strong financial position through fiscal 1994. Working capital was $131 million and $121 million as of June 30, 1994 and 1993, respectively. Total debt was $147 million and $111 million as of June 30, 1994 and 1993, respectively. The ratio of total debt to capital was 31.3 percent and 30.2 percent as of June 30, 1994 and 1993, respectively. Over the long-term, the company's financial objective is to maintain a debt to capital ratio of not more than 40 percent.

In the first quarter of fiscal year 1994, the company recorded cumulative effect charges aggregating $15 million after taxes for the adoption of SFAS No. 106 and SFAS No. 109. While these charges did not involve the use of cash, they significantly affected various components of the company's consolidated financial position at June 30, 1994.

NEW ACCOUNTING STANDARD

In November 1992, the Financial Accounting Standards Board issued SFAS No. 112 "Employers' Accounting for Postemployment Benefits," which requires companies to recognize the obligation to provide benefits to their former or inactive employees after employment, but before retirement. The company will adopt this new standard in fiscal 1995. The company does not expect the new accounting requirement to have a material effect on its financial statements.

INFLATION

Despite modest inflation in recent years, rising costs continue to affect the company's businesses throughout the world.
Kennametal strives to minimize the effects of inflation through cost containment, productivity efforts and price increases under competitive conditions.

                            (Page 19)

CONSOLIDATED STATEMENTS OF INCOME
(Dollars in thousands, except per share data)

Year ended June 30                          1994        1993       1992
- - - ---------------------------------------------------------------------------
OPERATIONS
  Net sales                               $802,513    $598,496   $594,533
                                          --------    --------   --------
  Costs and expenses:
    Cost of goods sold                     472,533     352,773    362,967
    Research and development                15,201      14,714     13,656
    Marketing                              189,487     144,850    137,494
    General and administrative              58,612      41,348     45,842
    Interest expense                        13,811       9,549     10,083
    Amortization of intangibles              3,996       3,425      3,479
    Restructuring charge                    24,749         -          -
    Patent litigation income                   -        (1,738)       -
                                          --------    --------   --------
  Total costs and expenses                 778,389     564,921    573,521
                                          --------    --------   --------
  Other income (expense)                     1,860         519        (40)

  Income before taxes on income,
    minority interest and cumulative
    effect of accounting changes            25,984      34,094     20,972

  Provisions for income taxes:
    Current                                 17,200      11,100     10,300
    Deferred                                (1,700)      2,900     (2,200)
                                          --------    --------   --------
  Total provisions for income taxes         15,500      14,000      8,100

  Minority interest in losses of
    Hertel AG                                  431         -          -
                                          --------    --------   --------
  Income before cumulative
    effect of accounting changes            10,915      20,094     12,872

  Cumulative effect of accounting
    changes, net of income taxes:
       Postretirement benefits             (20,060)        -          -
       Income taxes                          5,057         -          -
                                          --------    --------   --------
  Net income (loss)                       $ (4,088)   $ 20,094   $ 12,872
                                          ========    ========   ========
PER SHARE DATA

  Earnings before cumulative
    effect of accounting changes          $   0.45    $   0.93   $   0.60

  Cumulative effect of accounting
    changes:
    Postretirement benefits                  (0.83)        -          -
    Income taxes                              0.21         -          -
                                          --------    --------   --------
  Earnings (loss) per share               $  (0.17)   $   0.93   $   0.60
                                          ========    ========   ========

   Dividends per share                    $   0.58    $   0.58   $   0.58
                                          ========    ========   ========

The accompanying notes are an integral part of these statements.

                            (Page 20)

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

As of June 30                                              1994          1993
- - - ------------------------------------------------------------------------------
ASSETS
Current Assets:
  Cash and equivalents                                  $ 17,190      $  4,149
  Accounts receivable, less allowance for
    doubtful accounts of $9,328 and $2,062               143,691        89,496
  Inventories                                            158,179       115,230
  Deferred income taxes                                   13,744           -
                                                        --------      --------
  Total current assets                                   332,804       208,875
                                                        --------      --------
Property, Plant and Equipment:
  Land and buildings                                     138,956       114,951
  Machinery and equipment                                328,696       287,477
  Less accumulated depreciation                         (224,554)     (210,123)
                                                        --------      --------
  Net property, plant and equipment                      243,098       192,305
                                                        --------      --------
Other Assets:
  Investments in affiliated companies                      6,393         4,819
  Intangible assets, less accumulated
    amortization of $16,540 and $12,368                   32,141        29,766
  Deferred income taxes                                   65,606           -
  Other                                                   17,490        12,498
                                                        --------      --------
  Total other assets                                     121,630        47,083
                                                        --------      --------
  Total assets                                          $697,532      $448,263
                                                        ========      ========
LIABILITIES
Current Liabilities:
  Current maturities of term debt and
    capital leases                                      $  4,364      $  2,184
  Notes payable to banks                                  52,753        20,553
  Accounts payable                                        52,148        32,492
  Accrued vacation pay                                    15,569        12,233
  Other                                                   77,193        20,536
                                                        --------      --------
  Total current liabilities                              202,027        87,998
                                                        --------      --------
Term Debt and Capital Leases,
  Less Current Maturities                                 90,178        87,891
Deferred Income Taxes                                     19,279        10,744
Other Liabilities                                         51,800         6,489
                                                        --------      --------
  Total liabilities                                      363,284       193,122
                                                        --------      --------
Minority Interest in Hertel AG                            11,412           -

SHAREHOLDERS' EQUITY
Shareholders' Equity:
  Capital stock, $1.25 par value; 30,000,000 shares
    authorized; 29,369,658 and 12,712,579
    shares issued                                         36,712        15,891
  Preferred stock, 5,000,000 shares authorized;
    none issued                                              -             -
  Additional paid-in capital                              83,839        28,135
  Retained earnings                                      245,428       263,531
  Treasury shares, at cost (3,015,466 and
    1,754,744 shares)                                    (39,247)      (44,974)
  Pension liability adjustment                              (536)          -
  Cumulative translation adjustments                      (3,360)       (7,442)
                                                        --------      --------
  Total shareholders' equity                             322,836       255,141
                                                        --------      --------
  Total liabilities and shareholders' equity            $697,532      $448,263
                                                        ========      ========

The accompanying notes are an integral part of these statements.

                            (Page 21)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollars in thousands)

Year ended June 30                       1994        1993        1992
- - - ------------------------------------------------------------------------
Capital Stock
Balance at beginning of year           $ 15,891    $ 15,891    $ 15,891
Issuance of common stock                  2,465         -           -
Two-for-one stock split                  18,356         -           -
                                       --------    --------    --------
Balance at end of year                   36,712      15,891      15,891
                                       --------    --------    --------
Additional Paid-in Capital
Balance at beginning of year             28,135      27,594      27,274
Dividend reinvestment and
  stock purchase plan                       424         144         340
Employee stock plans                      2,507         397         (20)
Issuance of common stock                 71,129         -           -
Two-for-one stock split                 (18,356)        -           -
                                       --------    --------    --------
Balance at end of year                   83,839      28,135      27,594
                                       --------    --------    --------
Retained Earnings
Balance at beginning of year            263,531     256,016     255,584
Net income (loss)                        (4,088)     20,094      12,872
Cash dividends                          (14,015)    (12,579)    (12,440)
                                       --------    --------    --------
Balance at end of year                  245,428     263,531     256,016
                                       --------    --------    --------
Treasury Shares
Balance at beginning of year            (44,974)    (48,734)    (52,080)
Dividend reinvestment and
  stock purchase plan                       590       1,567       1,516
Employee stock plans                      5,137       2,193       1,830
                                       --------    --------    --------
Balance at end of year                  (39,247)    (44,974)    (48,734)
                                       --------    --------    --------
Pension Liability Adjustment
Additional minimum pension liability       (536)        -           -
                                       --------    --------    --------
Cumulative Translation Adjustments
Balance at beginning of year             (7,442)        744      (3,134)
Current year translation
  adjustments                             4,082      (8,186)      3,878
                                       --------    --------    --------
Balance at end of year                   (3,360)     (7,442)        744
                                       --------    --------    --------
Total shareholders' equity,
  June 30                              $322,836    $255,141    $251,511
                                       ========    ========    ========

The accompanying notes are an integral part of these statements.

                            (Page 22)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

Year ended June 30                            1994        1993      1992
- - - -----------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                           $ (4,088)  $ 20,094   $ 12,872
Adjustments for non-cash items:
  Depreciation and amortization               43,232     30,927     31,328
  Other                                       14,984      3,202       (958)
Changes in certain assets and liabilities,
  net of effects from acquisitions:
  Accounts receivable                        (11,352)    (1,644)     8,562
  Inventories                                  9,638     (1,524)     5,493
  Accounts payable and accrued liabilities   (18,007)    (1,422)    (9,929)
  Other                                       (4,158)    (7,615)       (98)
                                            --------   --------   --------
Net cash flow from operating activities       30,249     42,018     47,270
                                            --------   --------   --------
INVESTING ACTIVITIES
Purchase of property, plant and equipment    (27,313)   (23,099)   (36,555)
Disposals of property, plant and equipment     6,716      1,460      3,968
Purchase of Hertel AG, net of cash           (19,595)       -          -
Other                                         (2,344)    (2,373)    (2,503)
                                            --------   --------   --------
Net cash flow used for investing activities  (42,536)   (24,012)   (35,090)
                                            --------   --------   --------
FINANCING ACTIVITIES
Increase (decrease) in short-term debt        11,246     (7,310)    (1,536)
Increase in term debt                          5,715      1,000        700
Reduction in term debt                       (64,098)    (9,266)    (4,473)
Net proceeds from issuance of common stock    73,594        -          -
Dividend reinvestment and employee stock
  plans                                        8,658      4,301      3,666
Cash dividends paid to shareholders          (14,015)   (12,579)   (12,440)
Other                                          2,731      1,180       (371)
                                            --------   --------   --------
Net cash flow from (used for)
  financing activities                        23,831    (22,674)   (14,454)
                                            --------   --------   --------
Effect of exchange rate changes on cash        1,497       (190)        (7)
                                            --------   --------   --------
CASH AND EQUIVALENTS
Net increase (decrease) in cash and
  equivalents                                 13,041     (4,858)    (2,281)
Cash and equivalents, beginning                4,149      9,007     11,288
                                            --------   --------   --------
Cash and equivalents, ending                $ 17,190   $  4,149   $  9,007
                                            ========   ========   ========
SUPPLEMENTAL DISCLOSURES
Interest paid                               $ 12,403   $  9,617   $ 10,564
Income taxes paid                             16,296     13,232      9,221

The accompanying notes are an integral part of these statements.

                            (Page 23)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management has prepared the accompanying consolidated financial statements in accordance with generally accepted accounting principles. The summary of significant accounting policies within these principles is presented below to assist in evaluating the company's financial statements.

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the company and its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

CASH EQUIVALENTS. Temporary cash investments having original maturities of three months or less are considered cash equivalents. Cash equivalents consist principally of investments in money market funds and certificates of deposit.

ACCOUNTS RECEIVABLE include $6,293,000 and $3,786,000 of receivables from affiliates at June 30, 1994 and 1993, respectively.

INVENTORIES are carried at the lower of cost or market. The company uses the last-in, first-out (LIFO) method for determining the cost of a significant portion of its domestic inventories. The remainder of inventories are determined under the first-in, first-out (FIFO) or average cost methods.

PROPERTY, PLANT AND EQUIPMENT are carried at cost. Major additions and betterments are capitalized, while maintenance and repairs which do not improve or extend the lives of the respective assets are expensed as incurred. Retirements and disposals are removed from cost and accumulated depreciation accounts, with the gain or loss reflected in income. Interest is capitalized during construction of major facilities. Capitalized interest, which is included in the asset's cost, is amortized over the estimated useful life of the asset.

DEPRECIATION, for financial reporting purposes, is computed using the straight-line method over the estimated useful lives of the assets ranging from 4 to 40 years. Assets recorded under capital leases are amortized over the term of the related leases by use of the straight-line method.

INTANGIBLE ASSETS, which include the excess of cost over net assets of acquired companies, are amortized using the straight-line method over periods ranging from 5 to 40 years.

RESEARCH AND DEVELOPMENT costs are expensed as incurred.

INCOME TAXES. Effective July 1, 1993, the company adopted Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes." The statement requires the use of an asset and liability approach for financial accounting and reporting for income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

The company does not provide for federal income taxes on unremitted earnings of non-U.S. subsidiaries and unconsolidated affiliates. Any federal income taxes on such earnings, if remitted, would generally be offset by available foreign tax credits. There were no significant unremitted earnings from unconsolidated affiliates at June 30, 1994.

FOREIGN CURRENCY TRANSLATION. For the most part, assets and liabilities of non-U.S. operations are translated into U.S. dollars using year-end exchange rates, while revenues and expenses are translated at average exchange rates throughout the year. The resulting net translation adjustments are recorded as a separate component of shareholders' equity.

EARNINGS PER SHARE is computed using the weighted average number of shares outstanding during the year. Weighted average shares outstanding were 24,304,000, 21,712,000 and 21,452,000 in 1994,
1993 and 1992, respectively.

PENSION PLANS cover substantially all employees. Pension benefits are based on years of service and, for certain plans, on average compensation immediately preceding retirement. Pension costs are determined in accordance with SFAS No. 87 "Employers' Accounting for Pensions." The company funds pension costs in accordance with the funding requirements of the Employee Retirement Income Security Act of 1974 (ERISA) for U.S. plans and in accordance with local regulations or customs for non-U.S. plans.

2 ACQUISITION AND RESTRUCTURING

On August 4, 1993, the company completed the acquisition of an 81 percent interest in Hertel AG (Hertel) for $43 million in cash and $55 million of assumed debt. Hertel is a manufacturer of cemented carbide tools and tooling systems based in Furth, Germany.

The Hertel acquisition was recorded under the purchase method of accounting and, accordingly, the results of operations of Hertel for the period beginning as of August 4, 1993, forward are included in the accompanying consolidated financial statements. The purchase price has been allocated to assets acquired and liabilities assumed based on fair market value at the date of acquisition. The excess of the purchase price over the fair market value of the net assets acquired has been recorded as goodwill and is being amortized over twenty years.

                            (Page 24)

The fair values (as adjusted) of assets acquired and liabilities assumed are summarized below:


(Dollars in thousands)
- - - --------------------------------------------------------
Current assets                                  $114,800
Property, plant and equipment                     70,200
Intangible assets (goodwill)                       5,300
Deferred tax asset (Note 7)                       40,600
Other noncurrent assets                           10,500
Current liabilities                              104,100
Long-term liabilities                             89,400

As presented above, current liabilities includes a reserve of approximately $36.0 million (pretax) for the restructuring of Hertel. The restructuring costs primarily include amounts for severance, phaseout and relocation. The charges to the restructuring reserve were $16.1 million, leaving a balance of $20.3 million at June 30, 1994. It is expected that the restructuring, which began in fiscal 1994, will be substantially completed during fiscal year 1995.

In connection with the acquisition of Hertel, the company recognized a special charge in the September 1993 quarter of approximately $20.4 million after taxes in connection with the closure of its manufacturing facility in Neunkirchen, Germany, and other integration related actions. The charges to the related reserve were $18.5 million, a significant portion of which was cash charges, leaving a balance of $6.2 million at June 30, 1994. It is expected that the spending related to this charge will be substantially completed during fiscal year 1995.

The effect of the purchase on the company's operations, assuming the transaction had occurred on July 1, 1992, would be as follows:


PRO FORMA (UNAUDITED)

(Dollars in thousands, except per share data)     1994           1993
- - - -----------------------------------------------------------------------
Net sales                                       $815,195       $808,711
                                                ========       ========
Income before cumulative
  effect of accounting changes                  $  9,136       $ 15,156
                                                ========       ========

Net income (loss)                               $ (5,867)      $ 15,156
                                                ========       ========

Per share data:

Earnings before cumulative
  effect of accounting changes                  $   0.38       $   0.70

Cumulative effect of accounting changes:
  Postretirement benefits                          (0.83)           -
  Income taxes                                      0.21            -
                                                --------       --------

Earnings (loss) per share                       $  (0.24)      $   0.70
                                                ========       ========

The pro forma financial information presented above does not purport to present what the company's results of operations would actually have been if the acquisition of Hertel had occurred on July 1, 1992, or to project the company's results of operations for any future period.

3 INVENTORIES

Inventories consisted of the following:


(Dollars in thousands)                            1994           1993
- - - -----------------------------------------------------------------------
Finished goods                                  $112,202       $ 97,365
Work in process and powder blends                 54,831         38,177
Raw materials and supplies                        20,571          8,803
                                                --------       --------
Inventories at current cost                      187,604        144,345

Less LIFO valuation                              (29,425)       (29,115)
                                                --------       --------
Total inventories                               $158,179       $115,230
                                                ========       ========

Inventories are stated at lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for a significant portion of domestic inventories and the first-in, first-out (FIFO) method or average cost for other inventories. The company used the LIFO method of valuing its inventories for approximately 55 percent and 70 percent of total inventories at June 30, 1994 and 1993, respectively. The company uses the LIFO method for valuing the majority of its inventories in order to match more closely current costs with current revenues, thereby reducing the effects of inflation on earnings.

4 CURRENT LIABILITIES

Included in other current liabilities at June 30 were the following:


(Dollars in thousands)                            1994        1993
- - - --------------------------------------------------------------------
Accrued liabilities related to restructuring    $ 25,631    $    -
Accrued compensation                              11,961       4,299
Payroll, state and local taxes                     8,172       3,289
Federal and state income taxes                     5,546       4,633
Accrued warranty                                   4,651         -
Postretirement benefits other than pensions        2,074         -
Accrued interest                                   1,114       1,303
Other accrued expenses                            18,044       7,012
                                                --------    --------
Total other current liabilities                 $ 77,193    $ 20,536
                                                ========    ========

                            (Page 25)

5 TERM DEBT AND CAPITAL LEASES

Term debt and capital lease obligations consisted of the following:


(Dollars in thousands)                            1994            1993
- - - --------------------------------------------------------------------------
Senior notes, 9.64%, due in installments
  through 2000                                  $ 50,000        $ 50,000

Notes payable under domestic revolving
  credit agreements, varying from 3.70%
  to 3.75% (1993)                                    -            20,000

Industrial Revenue Notes, 8.05% tax exempt,
  due in installments through 1996                 1,667           6,000

Foreign borrowings, varying
  from 5.0%-10.25% (1994) and
  5.0%-8.4% (1993), due in
  installments through 2006                       20,291           6,116

Lease of office facilities with
  lease periods expiring through 2010
  at 6.75% - 7.55%                                13,182             -

Other                                              9,402           7,959
                                                --------        --------

Total term debt and capital leases                94,542          90,075

Less current maturities:
  Term debt                                       (2,811)         (2,184)
  Capital leases                                  (1,553)            -
                                                --------        --------
                                                  (4,364)         (2,184)
                                                --------        --------
Long-term debt and capital leases               $ 90,178        $ 87,891
                                                ========        ========

Future principal maturities of term debt are $2.8 million, $15.2 million, $17.4 million, $12.5 million and $12.3 million, respectively, in fiscal years 1995 through 1999.

Certain of the term debt agreements contain various restrictions relating to, among other things, net worth, incurrence of additional debt, transactions in the company's own stock and dividends.

Minimum lease payments under capital leases expiring subsequent to June 30, 1994, are (in thousands):


YEARS ENDED
1995                                               $   1,553
1996                                                   1,553
1997                                                   1,553
1998                                                   1,553
1999                                                   1,553
Thereafter                                            14,449
                                                   ---------
Total minimum lease payments                          22,214

Less amount representing interest                     (9,032)
                                                   ---------
Present value of net minimum lease payments        $  13,182
                                                   =========

The company has no significant obligations under operating lease agreements.

6 NOTES PAYABLE AND LINES OF CREDIT

Notes payable to banks of $52.8 million at June 30, 1994, and $20.6 million at June 30, 1993, represent short-term borrowings under domestic and foreign credit lines with banks.

Domestic and foreign credit lines totaled approximately
$225 million of which $172 million was unused at June 30, 1994.

Domestic credit lines are covered by one revolving credit agreement totaling $90 million. Borrowings under this agreement are available at fixed or variable interest rates. The credit lines expire during fiscal 1995 and 1996 and require the company to pay a facility fee on the total line or a commitment fee on unborrowed amounts under one of the lines. The company has the option to terminate this agreement in whole or in part at any time.

7 INCOME TAXES

Effective July 1, 1993, the company adopted SFAS No. 109 "Accounting for Income Taxes." The company previously accounted for income taxes pursuant to the provisions of APB No. 11. The new standard requires the use of the liability method to recognize deferred income tax assets and liabilities using enacted tax rates. Financial statements for prior years have not been restated to apply the provisions of SFAS No. 109. As a result of implementing the change in accounting principle, a net deferred tax liability of $5.6 million was recognized relating to net operating loss carryforwards and other tax attributes existing as of July 1, 1993. In addition, the income tax effect of the new method of accounting related to the company's adoption of SFAS No. 106 as of July 1, 1993, was the recognition of additional deferred tax assets of $13.9 million. The combined effect of these items resulted in the recognition of an $8.3 million net deferred tax asset and a net income tax benefit of $5.1 million.

The current provisions for income taxes, excluding the effects of accounting changes, consisted of the following:


(Dollars in thousands)          1994        1993        1992
- - - ------------------------------------------------------------
Federal                       $15,000     $ 7,100     $ 6,000
State                           3,100       2,000         800
Foreign                          (900)      2,000       3,500
                              -------     -------     -------
Total                         $17,200     $11,100     $10,300
                              =======     =======     =======

                            (Page 26)

The components of income before taxes on income were as follows:


(Dollars in thousands)          1994        1993        1992
- - - -------------------------------------------------------------
Domestic                      $39,095     $33,655     $19,920
Foreign                       (13,111)        439       1,052
                              -------     -------     -------
Total                         $25,984     $34,094     $20,972
                              =======     =======     =======

The reconciliation of the difference between income taxes computed using the statutory U.S. income tax rate and the provision for income taxes is as follows:


(Dollars in thousands)          1994        1993        1992
- - - --------------------------------------------------------------
Income taxes at U.S.
  statutory rate              $ 9,094     $11,592     $ 7,130
State taxes, net of federal
  income tax benefit            2,018       1,331         540
Foreign tax effects             2,883        (255)      1,674
Foreign losses not
  currently benefited           2,325         540         249
Divestiture of subsidiary         -           -          (921)
Other                            (820)        792        (572)
                              -------     -------     -------
Total provision
  for income taxes            $15,500     $14,000     $ 8,100
                              =======     =======     =======

Deferred tax assets and liabilities as of June 30, 1994, and July 1, 1993, were comprised of the following:

                                                   June 30,     July 1,
(Dollars in Thousands)                              1994         1993
- - - -------------------------------------------------------------------------
Deferred tax assets:
  Net operating loss carryforwards                 $50,839      $ 1,086
  Deductible temporary differences:
    Inventories                                      8,071        6,375
    Property, plant and equipment                    3,889        1,902
    Vacation pay                                     3,471        3,287
    Pensions and other long-term liabilities         1,630        2,288
    Postretirement benefits other than pensions     13,972       13,940
    Other deductible temporary differences           4,575        2,424
                                                   -------      -------
Total deferred tax assets                           86,447       31,302

Valuation allowance                                 (5,760)      (1,086)
                                                   -------      -------
Net deferred tax asset                             $80,687      $30,216
                                                   =======      =======
Deferred tax liabilities:
  Accumulated depreciation                         $20,617      $21,953
                                                   =======      =======

The sources of deferred income taxes in 1993 and 1992 were as follows:


(Dollars in thousands)                               1993        1992
- - - --------------------------------------------------------------------------
Depreciation                                       $   200     $   200
Inventory                                              400        (600)
Patent litigation                                    2,200         -
Vacation pay                                           200      (1,000)
Other timing differences                              (100)       (800)
                                                   -------     -------
Total                                              $ 2,900     $(2,200)
                                                   =======     =======

As a component of its cumulative adjustment from implementing SFAS No. 109, the company recognized a charge of $1.1 million to establish a valuation reserve related to certain tax attributes comprising its net deferred tax asset. As of July 1, 1993, deferred tax liabilities associated with existing taxable temporary differences exceeded deferred tax assets from future deductible temporary differences, excluding those attributable to SFAS No. 106, by approximately $5.7 million. The recognition by the company as of July 1, 1993, of the entire transition obligation related to adopting the provisions of SFAS No. 106 resulted in the recognition of a $13.9 million deferred tax asset. Future operating costs under SFAS No. 106 are expected to exceed deductible amounts for income tax purposes for many years. In addition, under current federal tax regulations, should the company incur tax losses in future periods, such losses may be carried forward to offset taxable income for a period of up to 15 years. Based upon the length of the period during which the SFAS No. 106-generated deferred tax asset can be utilized, the company believes that it is more likely than not that future taxable income will be sufficient to offset fully these future deductions and a valuation allowance for this deferred tax asset is not necessary.

At June 30, 1994, the company had unused tax benefits of $50.8 million related to non-U.S. net operating loss (NOL) carryforwards for income tax purposes, of which $46.7 million can be carried forward indefinitely with the balance expiring at various dates through 2001. A significant portion ($46.7 million) of the unused tax benefits relate to the Federal
Republic of Germany (Germany).

The net change in the valuation allowance for deferred tax assets was an increase of $4.7 million in fiscal 1994 and relates to the acquired NOL carryforwards generated by Hertel subsidiaries prior to the date of acquisition and losses generated by foreign subsidiaries in fiscal 1994. A valuation allowance has been established for those tax credits which are not expected to be realized. No net benefit has been given to the non-German NOL carryforwards because of the limited carryforward periods and/or the uncertain business conditions relating to the operations giving rise to such carryforwards.

The company believes that it is more likely than not that $45.1 million of NOL carryforwards will be utilized in future periods.
The recorded tax benefits are expected to be realized by achieving future profitable operations in Germany. The German
NOL carryforwards can be carried forward indefinitely.

                            (Page 27)

The $45.1 million of NOL carryforwards relate principally to those generated by Hertel in Germany prior to the date of acquisition. Based on average exchange rates in effect during the respective periods, Hertel had sales of approximately $229 million, $201 million and $136 million for calendar 1991, 1992 and the first six months of 1993 and sustained net losses for those periods of approximately $44.2 million, $60.5 million and $13.5 million, respectively. While Hertel recorded significant tax losses in Germany in the periods immediately preceding the acquisition, prior to those periods the company had a history of profitability. The company was founded in Germany in 1947 and has operated continuously since that time. Prior to the acquisition, Hertel had undertaken a major restructuring program to improve performance by implementing a cost reduction program and enhancing asset utilization. Additionally, subsequent to the acquisition, Kennametal implemented a plan of integration and restructuring at Hertel which was designed to improve Hertel's profitability by lowering working capital requirements, reducing overall expenses and improving capacity utilization.

In addition, Kennametal has a history of profitability in Germany. Kennametal G.m.b.H., Kennametal's wholly-owned subsidiary in Germany, has operated profitably in Germany since its inception in 1964. Kennametal is currently in the process of integrating and rationalizing its businesses with that of Hertel. As part of this rationalization, Kennametal has closed its German manufacturing facility and consolidated other operations.


Based upon the above described facts and circumstances and the improved financial results of Hertel since the date of acquisition, Kennametal believes that it will continue to gain substantial efficiencies and cost savings through rationalizing the combined Kennametal/Hertel German operations and thereby achieve future profitable operations sufficient to realize the recorded tax benefits.

8 PENSION BENEFITS

The following table sets forth the funded status of the company's
U.S. pension plans and the amounts recognized in the consolidated balance sheets at June 30, 1994 and 1993:


(Dollars in thousands)                               1994          1993
- - - ---------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested benefits                                  $119,025      $113,041
  Nonvested benefits                                  2,881         4,129
                                                   --------      --------
Accumulated benefit obligation                      121,906       117,170
Value of future salary projections                   39,442        35,866
                                                   --------      --------
Projected benefit obligation                        161,348       153,036
Fair value of plan assets                           203,715       201,622
                                                   --------      --------
Plan assets in excess of projected
  benefit obligation                                 42,367        48,586
Amounts not recognized in
  the financial statements:
  Unrecognized net asset from July 1, 1986          (18,868)      (21,048)
  Unrecognized prior service cost                     1,299         1,609
  Unrecognized net gain                             (21,959)      (28,657)
  Adjustment to recognize minimum liability          (1,624)          -
                                                   --------      --------
Prepaid pension asset at June 30                   $  1,215      $    490
                                                   ========      ========

Plan assets consist principally of common stocks, corporate bonds
and U.S. government securities.   The discount rate used in
determining the actuarial present value of benefit obligations was 8.25 percent for 1994 and 1993, and the rate of increase in future compensation levels was 5 percent for 1994 and 5.25 percent for 1993. The expected long-term rate of return on assets was 9 percent for 1994 and 1993.

The components of net pension expense (credit) for the company's
U.S. pension plans were as follows:


(Dollars in thousands)                 1994         1993         1992
- - - ------------------------------------------------------------------------
Service cost-benefits earned
  during the period                 $  5,777     $  6,338      $  6,355
Interest cost on projected
  benefit obligation                  12,345       12,644        11,601
Return on plan assets                 (8,885)     (27,814)      (24,873)
Net amortization and deferral        (11,099)       9,946         8,011
                                    --------     --------      --------
Net pension expense (credit)        $ (1,862)    $  1,114      $  1,094
                                    ========     ========      ========

Pension plans of certain non-U.S. subsidiaries are not required to report to U.S. government agencies pursuant to ERISA. In connection with the acquisition of Hertel, the company assumed the unfunded vested benefit obligations of Hertel. The unfunded vested benefit obligation at June 30, 1994, was $12.4 million and is included in other noncurrent liabilities on the consolidated balance sheet. There were no significant unfunded vested benefits for the company's non-U.S. pension plans at June 30, 1993.

                            (Page 28)

Total pension expense (credit) for U.S. and non-U.S. plans amounted to $(1,196,000), $1,799,000 and $2,446,000 in 1994, 1993
and 1992, respectively.

9 OTHER POSTRETIREMENT BENEFITS

The company provides varying levels of postretirement health care and life insurance benefits to most U.S. employees who retire from active service after having attained age 55 and 10 years of service. This plan remains in effect for all current retirees and employees who will retire prior to January 1, 1997. However, for those employees retiring on or after January 1, 1997, the following plan amendments will be effective. The company's retiree health care payments will be capped at 1996 levels. To qualify for medical benefits at normal retirement (age 65 or later), employees must have a minimum of 5 years of service after age 40. Medical benefits will be available for only those retirements that begin on or after the normal retirement age of 65.

Effective July 1, 1993, the company adopted SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions." These benefits are now accrued over the period the employee provides services to the company (accrual basis). Prior to the change, costs were charged to expense as incurred (cash basis). The accounting change resulted in a one-time charge to earnings of $20.1 million, net of taxes of $13.9 million.

Postretirement benefit expense was $3.9 million in 1994
(including $2.1 million due to the application of the new rule), $1.9 million in 1993 and $1.6 million in 1992.

The following table presents the components of the company's liability for future retiree health care and life insurance benefits as of June 30, 1994, and July 1, 1993:

                                                 June    30,     July 1,
(Dollars in thousands)                              1994          1993
- - - ------------------------------------------------------------------------
Accumulated postretirement benefit obligations:
  Retirees                                       $(14,800)       $(15,100)
  Fully eligible active participants               (8,000)         (7,600)
  Other active participants                       (13,000)        (11,300)
                                                 --------        --------
Total obligation                                  (35,800)        (34,000)

Assets at fair value                                  -               -
                                                 --------        --------
Accrued postretirement benefit liability         $(35,800)       $(34,000)
                                                 ========        ========

As of June 30, 1994, the company's accrued postretirement benefit liability was $35.8 million. The long-term portion of the accrued liability, $33.8 million, is included in other noncurrent liabilities on the consolidated balance sheet.

The components of retiree health care expense for 1994 were as follows:


(Dollars in thousands)           1994
- - - -------------------------------------
Service cost                   $1,080
Interest cost                   2,820
                               ------
Total cost                     $3,900
                               ======

The discount rate used in calculating the accumulated postretirement benefit obligations was 8.5 percent. In determining the accumulated postretirement benefit obligations at July 1, 1993 and June 30, 1994, the assumed rates of increase in health care costs were 15 percent for retirees under age 65 and 10 percent for persons age 65 and older. These rates are assumed to decrease in varying degrees annually to 6 percent for years 2002 and thereafter. A 1 percent increase in the trend rate would increase both the accumulated postretirement benefit obligation at June 30, 1994, and the total cost of the plan for fiscal year 1994 by approximately 8 percent. The accumulated postretirement benefit obligation is unfunded.

In November 1992, the Financial Accounting Standards Board issued Statement No. 112 "Employers' Accounting for Postemployment Benefits." Under the new standard, the company must recognize the obligation to provide benefits to former or inactive employees after employment, but before retirement. The company must adopt this new standard no later than fiscal 1995. Management does not expect that the implementation of the new standard will have a significant effect on the results of operations or financial position of the company.


10 FINANCIAL INSTRUMENTS

FAIR VALUE. The company had $17.2 million in cash and cash equivalents at June 30, 1994, which approximates fair value because of the short maturity of these investments.

The estimated fair value of the company's term debt was $84.1 million at June 30, 1994. The fair value of the company's term debt was estimated using discounted cash flow analyses, based on the company's incremental borrowing rates for similar types of borrowing arrangements.

                            (Page 29)


OFF-BALANCE-SHEET RISK. The company is a party to financial instruments with off-balance-sheet risk in the normal course of business to reduce its own exposure to fluctuations in currency exchange rates. These financial instruments include forward currency contracts which involve credit risk in excess of the amount recognized in the financial statements. The company believes that the actual exposure to loss is minimal and immaterial. As of June 30, 1994, the company had no financial instruments with significant off-balance-sheet risk.

CONCENTRATIONS OF CREDIT RISK. Financial instruments that potentially subject the company to concentrations of credit risk consist primarily of temporary cash investments and trade receivables. By policy, the company places its temporary cash investments with high credit quality financial institutions. Concentrations of credit risks with respect to trade receivables are limited because there are a large number of customers in the company's customer base spread across many industries and geographic areas. As of June 30, 1994, the company had no significant concentrations of credit risk.

11 SHAREHOLDERS' EQUITY

On August 1, 1994, the company's Board of Directors authorized a 2-for-1 stock split in the form of a stock dividend payable on August 22, 1994, to shareholders of record August 10, 1994. The split resulted in the issuance of 14,684,829 additional shares of common stock from authorized but unissued shares. The stated par value of each share was not changed from $1.25. The issuance of authorized but unissued shares resulted in the transfer of $18.4 million from additional paid-in capital to capital stock, representing the par value of the shares issued. All references in the financial statements to average number of shares outstanding and related prices, per share amounts and stock option plan data have been restated to reflect the split.

12 STOCK OPTIONS

Under stock option plans approved by shareholders in 1992 and 1988, stock options are granted to eligible employees at a price not less than fair market value at the date of grant. Options are exercisable under specified conditions for up to ten years from the date of grant. No options may be granted under the 1988 plan after October 1998 and no options may be granted under the 1992 plan after October 2002. No charges to income have resulted from the operation of the plans.

Under provisions of the plans, participants may deliver Kennametal stock in payment of the option price and receive credit for the fair market value of the shares on the date of delivery. Shares valued at $1,246,000 (62,934 shares), $328,000 (20,668 shares) and $307,000 (18,668 shares) were delivered in 1994, 1993 and 1992, respectively.

Under the 1992 and 1988 plans, shares may be awarded to eligible employees without payment. The respective plans specify such shares are awarded in the name of the employee, who has all the rights of a shareholder, subject to certain restrictions or forfeitures. To date, no such awards have been made.

Transactions under the company's stock option plans were as follows:

                                     Number of Shares             1994 Option
                            ---------------------------------       Prices
                              1994        1993         1992        Per Share
                            --------   ----------   --------      ------------
Options outstanding,
  beginning of year         914,616    1,115,384     940,760      $17.32-11.41
Granted                     100,000       42,000     348,500       20.53
Exercised                  (508,966)    (201,196)   (170,676)      17.32-11.41
Lapsed and forfeited        (30,000)     (41,572)     (3,200)      16.94-14.50
                            -------    ---------   ---------      ------------
Options outstanding,
  end of year               475,650      914,616   1,115,384      $20.53-14.06
                            =======    =========   =========      ============
Exercisable at year-end     235,504      741,710     917,182      $16.94-14.06
                            =======    =========   =========      ============
Available for
  future grant              961,290    1,031,290      40,894
                            =======    =========   =========

13 SHAREHOLDER RIGHTS PLAN

During fiscal 1991, the company adopted a Shareholder Rights Plan to protect shareholders against abusive takeover tactics and to preserve the company's long-range strategic plans from disruption. The Board of Directors declared a distribution of one preferred stock purchase right for each outstanding share of capital stock of the company. Each right will entitle a shareholder to buy one one-hundredth of a share of a new series of preferred stock at a price of $105 (subject to adjustment).

The rights will be exercisable only if a person or group of persons acquires or intends to make a tender offer for 20 percent or more of the company's capital stock. If any person acquires 20 percent of the company's capital stock, each right will entitle the shareholder to receive that number of shares of the company's capital stock having a market value of two times the exercise price. If the company is acquired in a merger or other business combination, each right will entitle the shareholder to purchase at the exercise price, that number of shares of the acquiring company having a market value of two times the exercise price.

                            (Page 30)

The rights will expire on November 2, 2000, and are subject to redemption by the company at $0.01 per right.

14 SEGMENT DATA

The company operates predominantly as a tooling supplier specializing in powder metallurgy. The following is information about the company's operations by geographic area:


(Dollars in thousands)                   1994         1993         1992
- - - --------------------------------------------------------------------------
Sales:
  Gross sales:
    United States                      $610,320      $512,748     $500,141
    Europe and other                    296,702       156,183      159,637
                                       --------      --------     --------
    Total                               907,022       668,931      659,778
                                       --------      --------     --------
  Less intersegment transfers:
    United States                        70,005        52,492       49,718
    Europe and other                     34,504        17,943       15,527
                                       --------      --------     --------
    Total                               104,509        70,435       65,245
                                       --------      --------     --------
  Net sales                            $802,513      $598,496     $594,533
                                       ========      ========     ========
Operating income:
  United States                        $ 47,560      $ 39,452     $ 28,876
  Europe and other                       (8,263)        1,483        1,710
                                       --------      --------     --------
  Total operating income                 39,297        40,935       30,586
                                       --------      --------     --------
  Eliminations                           (1,362)          451          509
  Interest expense                      (13,811)      ( 9,549)     (10,083)
  Patent litigation income                  -           1,738          -
  Other income (expense)                  1,860           519          (40)
                                       --------      --------     --------
  Income before taxes on income        $ 25,984      $ 34,094     $ 20,972
                                       ========      ========     ========

Identifiable assets:
  United States                        $422,517      $359,996     $370,250
  Europe and other                      279,558        94,730      100,417
  Eliminations                          (26,455)      (18,316)     (14,382)
  Corporate                              21,912        11,853       15,882
                                       --------      --------     --------
  Total assets                         $697,532      $448,263     $472,167
                                       ========      ========     ========

Intersegment transfers are accounted for at arm's-length prices reflecting prevailing market conditions within the various geographic areas. Such sales and associated costs are eliminated in the consolidated financial statements. Operating income is defined as net sales less costs and expenses, except interest expense, patent litigation income and other income (expense).

Identifiable assets are those assets that are identified with the operations in each geographic area. Corporate assets consist mainly of cash equivalents, investments in unconsolidated affiliates and the cash surrender value of life insurance.

Sales to a single customer did not aggregate ten percent or more of total sales. Export sales from U.S. operations to unaffiliated customers were $22.7 million, $21.7 million and $16.2 million in 1994, 1993 and 1992, respectively.

15 PATENT LITIGATION

During 1991, a trial court awarded $7.1 million in damages, plus attorneys' fees, to GTE Products Corporation (GTE) in a patent infringement suit filed against the company in the Federal District Court for the Western District of Virginia. The suit involved an infringement of a GTE patent on certain styles of carbide cutter bits used in the road planing industry.

In connection with this litigation, the company recorded a pretax charge to earnings in fiscal 1991 totaling $6.4 million ($0.18 per share). Kennametal settled this suit with GTE for $5.8 million in cash which resulted in a one-time gain of $1.0 million (after-tax), or $0.05 per share in fiscal 1993.

16 PENDING LITIGATION

The company has been involved in various environmental clean-up and remediation activities at several of its manufacturing facilities. In addition, the company has been named as a potentially responsible party at four Superfund sites in the United States. However, it is management's opinion, based on its evaluations and discussions with outside counsel and independent consultants, that the ultimate resolution of these environmental matters will not have a material adverse effect on the results of operations or financial position of the company.

The company maintains a Corporate Environmental, Health and Safety (EH&S) Department to effect compliance with all environmental regulations and to monitor and oversee remediation activities. In addition, the company has established an EH&S administrator at each of its domestic manufacturing facilities. The company's financial management team periodically meets with members of the Corporate EH&S Department and the Corporate Legal Department to review and evaluate the status of environmental projects and contingencies. On a quarterly and annual basis, management establishes or adjusts financial provisions and reserves for environmental contingencies in accordance with SFAS No. 5 "Accounting for Contingencies."

                            (Page 31)

QUARTERLY FINANCIAL DATA (UNAUDITED)


SELECTED QUARTERLY FINANCIAL DATA


(Dollars in thousands, except per share data)
                                                     NET          EARNINGS
                           NET          GROSS       INCOME         (LOSS)
                          SALES         PROFIT      (LOSS)        PER SHARE
                        --------      --------     ---------
Year ended
June 30, 1994

First quarter           $175,665     $ 70,018      $(33,057)      $  (1.51)
Second quarter           195,167       76,913         4,088       $   0.18
Third quarter            211,809       88,429        11,090       $   0.43
Fourth quarter           219,872       94,620        13,791       $   0.52
                        --------     --------      --------
Fiscal year             $802,513     $329,980      $ (4,088)      $  (0.17)
                        ========     ========      ========
Year ended
June 30, 1993

First quarter           $148,830     $ 58,976      $  3,025       $   0.14
Second quarter           140,697       54,574         2,078       $   0.10
Third quarter            153,691       64,943         7,333       $   0.34
Fourth quarter           155,278       67,230         7,658       $   0.35
                        --------     --------      --------
   Fiscal year          $598,496     $245,723      $ 20,094       $   0.93
                        ========     ========      ========

Earnings (loss) per share amounts for each quarter are required to be computed independently and, therefore, may not equal the amount computed for the year.

The net loss for the first quarter of fiscal 1994 included the unfavorable cumulative noncash effect of adopting SFAS No. 106 ($20.1 million net of income tax effect) and the favorable cumulative noncash effect of adopting SFAS No. 109 ($5.1 million). In addition to the cumulative effect of changes in accounting principles, first quarter 1994 results included a restructuring charge of $20.4 million (after taxes) relating to the acquisition of an 81 percent interest in Hertel.

In the second quarter of fiscal 1993, the company recorded an after-tax gain of $1.0 million ($0.05 per share) relating to the settlement of the GTE patent litigation.

STOCK PRICE RANGES AND DIVIDENDS PAID (UNAUDITED)

Kennametal's capital stock is traded on the New York Stock
Exchange (symbol KMT).
The approximate number of shareholders of record as of August 10, 1994, was 2,828.
Stock price ranges and dividends paid during each quarter were as follows:

                                1994                      1993                   Dividends Paid
                       ---------------------     --------------------       ------------------------
Quarter                  High         Low           High        Low            1994          1993
- - - -------                --------     --------     ---------    -------       ---------     ----------
First quarter          $19 1/16     $15 3/8      $17 1/4      $13           $0.145        $0.145
Second quarter          23           18 3/16      14 11/16     12 15/16      0.145         0.145
Third quarter           29 9/16      21 1/16      16 3/4       14            0.145         0.145
Fourth quarter          29 9/16      23 1/8       19 7/8       15 13/16      0.145         0.145
                       --------     --------     ---------    ---------     ------        ------
  Fiscal year          $29 9/16     $15 3/8      $19 7/8      $12 15/16     $ 0.58        $ 0.58
                       ========     ========     =========    =========     ======        ======

REPORT OF MANAGEMENT

TO THE SHAREHOLDERS OF KENNAMETAL INC.

The management of Kennametal Inc. is responsible for the integrity of all information contained in this report. The financial statements and related information were prepared by management in accordance with generally accepted accounting principles and, as such, contain amounts that are based on management's best judgment and estimates.

Management maintains a system of policies, procedures and controls designed to provide reasonable, but not absolute, assurance that the financial data and records are reliable in all material respects and that assets are safeguarded from improper or unauthorized use. The company maintains an active internal audit department which monitors compliance with this system.

The Board of Directors, acting through its Audit Committee, is ultimately responsible for determining that management fulfills its responsibilities in the preparation of the financial statements. The Audit Committee meets periodically with management, the internal auditors and the independent public accountants to discuss auditing and financial reporting matters. The internal auditors and independent public accountants have full access to the Audit Committee without the presence of management.

Kennametal has always placed the utmost importance on conducting its business activities in accordance with the spirit and letter of the law and the highest ethical standards. This philosophy is embodied in a code of business conduct, and management employees are required annually to submit certificates of compliance with this code.

ROBERT L. MCGEEHAN
- - - ------------------------------------------
Robert L. McGeehan
President and Chief Executive Officer

RICHARD J. ORWIG
- - - ------------------------------------------
Richard J. Orwig
Vice President
Chief Financial and Administrative Officer

                            (Page 32)

REPORT OF AUDIT COMMITTEE

The Audit Committee of the Board of Directors is composed of three independent directors and met four times during fiscal year
1994.

The Audit Committee's charter is to monitor Kennametal's financial reporting process for accuracy, completeness and timeliness. In fulfilling its responsibility, the committee recommended to the Board of Directors the reappointment of Arthur Andersen & Co. as the company's independent public accountants. The Audit Committee reviewed with the internal auditors and the independent accountants the overall scope and specific plans for their respective audits. The committee evaluated with management Kennametal's annual and quarterly reporting process and the adequacy of the company's internal controls. The committee met with the internal auditors and independent accountants, with and without management present, to review the results of their examinations, their evaluations of the company's internal controls and the overall quality of Kennametal's financial reporting.

The Audit Committee participates in a self-assessment program whereby the composition, activities and interactions of the committee are periodically evaluated by the committee. The purpose of the program is to provide guidance with regard to the continual fulfillment of the committee's responsibilities.


DICK ALBERDING
- - - -------------------------
Richard C. Alberding
Chairman, Audit Committee


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS OF KENNAMETAL INC.

We have audited the accompanying consolidated balance sheets of Kennametal Inc. and subsidiaries as of June 30, 1994 and 1993, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kennametal Inc. and subsidiaries as of June 30, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1994, in conformity with generally accepted accounting principles.

As discussed in Notes 7 and 9, to the consolidated financial statements, effective July 1, 1993, the Company changed its methods of accounting for income taxes and postretirement benefits other than pensions.


ARTHUR ANDERSEN & CO.
- - - ------------------------
Arthur Andersen & Co.
Pittsburgh, Pennsylvania
August 1, 1994

                            (Page 33)

ELEVEN YEAR SUMMARY
(Dollars in thousands, except per share data)


Fiscal year ended June 30
                        1994      1993      1992      1991      1990      1989      1988      1987       1986      1985      1984
- - - -----------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA: (1)
Earnings (loss)       $  (0.17) $   0.93  $   0.60  $   1.00  $   1.54  $   1.45  $   1.19  $   0.85   $   0.03  $   0.76  $   0.48
Dividends                 0.58      0.58      0.58      0.58      0.58      0.56      0.52     0.485       0.43      0.39      0.36
Book value               12.25     11.64     11.64     11.42     11.02      9.84      9.04      8.15       7.58      8.67      8.40
- - - ------------------------------------------------------------------------------------------------------------------------------------
RESULTS OF
  OPERATIONS:
Net sales             $802,513  $598,496  $594,533  $617,833  $589,023  $472,200  $419,900  $354,450   $355,377  $341,342  $319,343
Cost of goods sold     472,533   352,773   362,967   358,529   342,434   274,929   244,026   205,682    217,999   196,593   197,527
Operating
  expenses (2)         263,300   200,912   196,992   200,288   179,259   138,346   124,074   112,432    111,167   107,923    96,611
Unusual charges
  (credits) (3)         24,749    (1,738)      -       6,350       -         -         -         -       20,402       -         -
Pretax income           25,984    34,094    20,972    38,386    55,113    50,894    43,419    31,600        771    34,312    22,860
Income taxes            15,500    14,000     8,100    17,300    23,000    20,900    19,100    14,400        200    15,289    10,900
Minority interest in
  losses of Hertel AG      431       -         -         -         -         -         -         -          -         -         -
Accounting
  changes (4)          (15,003)      -         -         -         -         -         -         -          -         -         -
Net income (loss)       (4,088)   20,094    12,872    21,086    32,113    29,994    24,319    17,200        571    19,023    11,960
- - - ------------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION:
Working capital       $130,777  $120,877  $108,104  $ 88,431  $108,954  $ 91,032  $ 99,565  $102,271   $101,442  $125,822  $125,449
Plant and equipment
  (net)                243,098   192,305   200,502   193,830   175,523   166,390   161,788   139,815    126,734   129,202   123,287
Total assets           697,532   448,263   472,167   476,194   451,379   383,252   359,258   326,994    300,024   327,456   322,333
Long-term debt
  and capital leases    90,178    87,891    95,271    73,113    81,314    57,127    74,405    72,085     69,286    34,053    35,234
Shareholders'
  equity (5)           322,836   255,141   251,511   243,535   231,598   204,465   186,238   166,190    153,325   216,122   211,027
- - - ------------------------------------------------------------------------------------------------------------------------------------
OTHER DATA:
Capital expenditures  $ 27,313  $ 23,099  $ 36,555  $ 55,323  $ 35,998  $ 28,491  $ 46,336  $ 34,111   $ 24,083  $ 24,276  $ 15,536
Depreciation            39,236    27,502    27,849    28,642    27,043    25,161    23,134    19,684     17,538    16,438    15,274
Number of employees
  (at year-end)          6,598     4,850     4,980     5,360     5,580     5,420     4,990     4,760      4,800     5,470     5,540
Average shares out-
  standing (in
  thousands) (1)        24,304    21,712    21,452    21,094    20,872    20,696    20,526    20,322     20,582    25,138    24,958
- - - ------------------------------------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL
  RATIOS:
Sales growth              34.1%      0.7%     (3.8)%     4.9%     24.7%     12.5%     18.5%     (0.3)%      4.1%      6.9%     18.0%
Gross margin (6)          41.1      41.1      38.9      42.0      41.9      41.8      41.9      42.0       38.7      42.4      38.1
Operating margin (7)       8.3       7.5       5.8       9.6      11.4      12.5      12.3      10.3        7.4      10.8       7.9
Pretax margin              3.2       5.7       3.5       6.2       9.4      10.8      10.3       8.9        0.2      10.1       7.2
Effective tax rate        59.7      41.1      38.6      45.1      41.7      41.1      44.0      45.6       25.9      44.6      47.7
Net margin (8)            (0.5)      3.4       2.2       3.4       5.5       6.4       5.8       4.9        0.2       5.6       3.7
Return on average
  equity (9)              (1.5)      8.1       5.2       8.7      14.9      15.4      13.9      10.9        0.4       8.9       5.8
Total debt to
  capital ratio           31.3      30.2      33.7      34.9      33.4      31.9      35.8      36.0       34.3      17.6      18.1
Current ratio              1.6x      2.4x      2.0x      1.6x      2.0x      1.9x      2.3x      2.6x       2.8x      3.3x      3.2x

1 Adjusted to reflect the increased number of shares resulting from a 2-for-1 stock split in the form of a 100 percent stock dividend in August 1994.
2 Operating expenses include research and development, marketing and general and administrative expenses.
3 Unusual charges for 1994 reflect a special charge of $24.7 million related to the closing of the Neunkirchen manufacturing facility and other Hertel integration related activities.
   Unusual credits for 1993 reflect a favorable settlement in patent litigation partially reversing the 1991 charges. Unusual charges for 1991 reflect an adverse decision in patent litigation. Unusual charges for 1986 include the disposition of certain assets, the rationalization of production facilities and other items.
4  Accounting changes for 1994 reflect a charge of $20.1 million
   (net of income tax effect) for the adoption of SFAS No. 106 and a credit of $5.1 million for the adoption of SFAS No. 109.
5 During the second quarter of fiscal 1994 the company completed the sale of approximately 2.0 million shares of common stock (presplit basis) resulting in net proceeds of $73.6 million.
   During the first quarter of fiscal 1986, the company purchased approximately 2.4 million shares of Kennametal stock at a total cost of approximately $60 million.
6 Gross margin equals net sales less cost of goods sold, as a percentage of sales.
7 Operating margin equals gross profit less operating expenses, as a percentage of sales.
8  Net margin equals net income (loss) as a percentage of sales.
9 Without the restructuring charge and accounting changes, the return on average equity was 11.4 percent in 1994.

                                               (Pages 34 and 35)
BOARD OF DIRECTORS

QUENTIN C. MCKENNA, 67, is Chairman of the Board of Directors and its longest-serving member. He joined the board in 1971 when he was an executive with Hughes Aircraft Corporation. Mr. McKenna joined Kennametal and became President in 1978. He became Chief Executive Officer in 1979 and remained CEO until he retired in 1991. He was elected Chairman of the Board in 1986.

QUENTIN C. MCKENNA

ROBERT L. MCGEEHAN is President and Chief Executive Officer of Kennametal. He was elected President in 1989 and CEO in 1991, succeeding Mr. McKenna. He became a member of the Board of Directors in 1989 and is chairman of the board's Nominating Committee. Prior to that, he was a Vice President from 1984 to 1989 and Director of the Metalworking Systems Division from 1988 to 1989. Mr. McGeehan is 57.

ROBERT L. MCGEEHAN

RICHARD C. ALBERDING joined the Board of Directors in 1982 and is chairman of the Audit Committee and a member of the Executive Committee. He is retired Executive Vice President of Marketing and International for Hewlett-Packard Company, which designs and manufactures electronic products for measurement and computation. He is 63 years old.

DICK ALBERDING

PETER B. BARTLETT has been a member of the Board of Directors since 1975. He presently serves on the Executive Committee and the Audit Committee. Mr. Bartlett, 60, is a General Partner of
Brown Brothers Harriman & Co., a private banking firm.

P. B. BARTLETT

ROBERT N. ESLYN, 71, retired, having served as Senior Vice President of Kennametal from 1986 to 1988 and as Vice President and Group General Manager of the Metalworking Products Group until 1986. He became a director in 1988 and is a member of the board's Nominating Committee.

ROBERT N. ESLYN

WARREN H. HOLLINSHEAD, the newest member of Kennametal's board, was elected in 1990 and serves on the Committee on Executive Compensation. He retired on July 1, 1994, having served as Chief Financial Officer and as Executive Vice President of Westinghouse Electric Corporation, a technology-based manufacturing and services company. He is 58 years old.

W. H. HOLLINSHEAD

ALOYSIUS T. MCLAUGHLIN, Jr., 59, is Vice Chairman of Dick
Corporation, a general contractor.  A member of the board since
1986, he chairs the Committee on Executive Compensation and also serves on the Executive Committee.

A. T. MCLAUGHLIN

WILLIAM R. NEWLIN, a member of the board since 1982, is chairman of the Executive Committee. He is Managing Director of Buchanan
Ingersoll Professional Corporation, attorneys-at-law. Mr. Newlin is 53 years old.

WILLIAM R. NEWLIN

EUGENE R. YOST joined the board in 1990 and currently serves as a member of the Committee on Executive Compensation. Mr. Yost, 66, was co-founder and, until 1991, Chairman of the Board of Black Box Corporation, a catalog distributor of data communication devices.

E. R. YOST

LARRY YOST has been a director since 1987 and is a member of the board's Audit and Nominating Committees. Mr. Yost, 56, is Senior Vice President, Operations Group of Allen-Bradley Company, a manufacturer and marketer of industrial automation controls, communications systems and electronic products.

LARRY YOST

                            (Page 36)

CORPORATE OFFICERS

ROBERT L. MCGEEHAN is President and Chief Executive Officer. He was elected President in 1989 and CEO in 1991. He was a Vice President from 1984 to 1989. He was Director of the Metalworking Systems Division from 1988 to 1989 and General Manager from 1985 to 1988. He is 57 years old.

ROBERT L. MCGEEHAN

DAVID B. ARNOLD, 55, has been a Vice President since 1979 and became Chief Technical Officer in 1988. He was Director of
Kennametal International from 1983 to 1988.

DAVID B. ARNOLD

JAMES R. BREISINGER, 44, was named Controller in 1994.  He was
Managing Director of Europe from 1991 to 1994. A Vice President since 1990, he was Controller from 1983 to 1991.

JAMES R. BREISINGER

DAVID T. COFER has been Secretary and General Counsel since 1982.
Elected a Vice President in 1986, he is 49 years old.

DAVID T. COFER

RICHARD P. GIBSON, Director of Taxes since 1980, was named
Assistant Treasurer in 1985.  He is 59.

R. P. GIBSON

MICHAEL E. GODFREY, 61, was named Director of Financial Projects in 1994. He was Controller from 1991 to 1994 and was Manager of Division Accounting from 1985 to 1991.

MICHAEL E. GODFREY

JAMES W. HEATON was named Senior Vice President and Director of
Customer Satisfaction in 1990. He was Director of Engineering for the Metalworking Systems Division from 1978 to 1990. He is
62.

JAMES W. HEATON

RICHARD C. HENDRICKS, 55, is Director of Corporate Business Development and has been a Vice President since 1982. He was General Manager of the Mining and Metallurgical Division from 1990 to 1992 and was General Manager of the Advanced Materials Division from 1986 to 1990.

RICHARD C. HENDRICKS

TIMOTHY D. HUDSON, 48, has served as Director of Human Resources since 1992 and was elected a Vice President in 1994. He was Corporate Manager of Human Resources from 1978 to 1992, and Manager of Human Resources, Mining and Construction Division from 1974 to 1978.

TIMOTHY D. HUDSON

H. PATRICK MAHANES, Jr., 51, is Director of Operations.  He was
Director of the Metalworking Manufacturing Division from 1988 to
1991 and has been a Vice President since 1987.  He directed
Corporate Technology from 1987 to 1988 and Manufacturing
Technology from 1985 to 1987.

H. P. MAHANES

RICHARD V. MINNS has been Director of Sales for the Metalworking
Systems Division since 1985. Fifty-six years old, he was elected a Vice President in 1990.

R. V. MINNS

JAMES E. MORRISON was named a Vice President in 1994. He served as Manager of Treasury Services from 1985 until he was elected
Treasurer in 1987.  He is 43 years old.

JAMES E. MORRISON

KEVIN G. NOWE, 42, was elected Assistant Secretary in 1993. He has also served as Assistant General Counsel since 1992.
Previously, he was Senior Counsel & Corporate Secretary of Emro
Marketing Company in Enon, Ohio.

KEVIN G. NOWE

RICHARD J. ORWIG, 53, has been a Vice President since 1987. He was named Chief Financial and Administrative Officer in 1994. He was Director of Administration from 1991 to 1994 and Director of Human Resources from 1989 to 1991. He was Director of Corporate Planning from 1984 to 1989.

RICHARD J. ORWIG

ALAN G. RINGLER, 44, was elected a Vice President in 1989. Now Director of Metalworking Systems Division, he was Director of Metalworking, North America, from 1991 to 1992, Managing Director, Europe, from 1990 to 1991 and Director of Marketing and Customer Service for the Metalworking Systems Division from 1989 to 1990.

ALAN G. RINGLER

MICHAEL W. RUPRICH was named President of J&L America Inc. and elected a Kennametal Vice President in 1994. He was General Manager of J&L from 1993 to 1994, National Sales and Marketing Manager from 1992 to 1993 and General Manager - East Coast Region from 1990 to 1992. He is 38 years old.

MICHAEL W. RUPRICH

P. MARK SCHILLER, 46, is Director of Kennametal Distribution
Services. Mr. Schiller was elected a Vice President in 1992. He was Director of Materials Management from 1988 to 1990.

P. MARK SCHILLER
                            (Page 37)

CORPORATE AND WORLDWIDE DATA

LOCATIONS, SUBSIDIARIES AND AFFILIATES (as of June 30, 1994)

CORPORATE HEADQUARTERS
Route 981 at Westmoreland County Airport
P.O. Box 231
Latrobe, PA  15650
Phone (412)539-5000

PLANT LOCATIONS-UNITED STATES
Fallon, Nevada
Henderson, North Carolina
Roanoke Rapids, North Carolina
Orwell, Ohio
Solon (Cleveland), Ohio
Bedford, Pennsylvania
Latrobe, Pennsylvania
Johnson City, Tennessee
New Market, Virginia

PLANT LOCATIONS-INTERNATIONAL
Arnhem, Netherlands
Victoria, Canada
Port Coquitlam, Canada
Kingswinford, England
Ris Orangis (Paris), France
Ebermannstadt, Germany
Mistelgau, Germany
Nabburg, Germany
Vohenstrauss, Germany

CONSOLIDATED SUBSIDIARIES
Hertel Cutting Technologies Inc., United States
Kennametal Australia Pty. Ltd., Australia
Kennametal Foreign Sales Corporation, Barbados
Kennametal Hertel AG, Germany (82%)
Kennametal Ltd., Canada
Kennametal GTS Pte. Ltd., Singapore
J&L America Inc., United States
Kennametal Hertel G.m.b.H., Germany

CONSOLIDATED SUBSIDIARIES of Kennametal Hertel AG
Kennametal Hertel France S.A., France
Kennametal Hertel Belgium S.A., Belgium
Kennametal Hertel Nederland B.V., Netherlands
Nederlandse Hardmetaal Fabrieken B.V., Netherlands
Karl Hertel G.m.b.H., Austria
Hertel Iberica S.A., Spain
Hertel Japan Limited, Japan

OTHER LOCATIONS
Bangkok, Thailand
Bombay, India
Raleigh, North Carolina
Seoul, Korea

AFFILIATED COMPANIES
(% ownership indicated)
Kennametal Ca.Me.S., S.p.A., Milan, Italy (51%)
Kennametal Hertel S.p.A., Milan, Italy (20%)
Kobe Kennametal K.K., Tokyo, Japan (49%)
Kennametal - Idemitsu Corporation, Latrobe, PA (50%)

CORPORATE DATA

TRANSFER AGENT REGISTRAR OF STOCK AND DIVIDEND DISBURSING AGENT
Mellon Bank N.A.
c/o Securities Transfer Service
P.O. Box 444
Pittsburgh, PA  15230

STOCK LISTING
New York Stock Exchange, Symbol KMT

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen & Co.

ANNUAL REPORT ON FORM 10-K
Form 10-K, as filed with the Securities and Exchange Commission, will be available in September 1994. A copy may be obtained without charge by contacting the investor relations department at
(412)539-5137.

INFORMATION
Securities analysts, shareholders, news media and others seeking financial information should contact Mr. Michael J. Mussog, Manager of External Reporting, at (412)539-4617. News media and others seeking general information should contact Mr. William P. Kennedy, Manager of Product Publicity, at (412)539-5765.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
This plan provides shareholders with a convenient way to acquire additional shares of Kennametal capital stock without paying brokerage fees or service charges. Participants may reinvest their dividends, plus optional cash if desired, to acquire these additional shares. Mellon Bank N.A. administers the plan and acts as the agent for the participants. For more information, contact the company's secretary at (412)539-5204.

EQUAL OPPORTUNITY EMPLOYER
Kennametal is an equal opportunity employer. All matters regarding recruiting, hiring, training, compensation, benefits, promotions, transfers and all other personnel policies will continue to be free from all discriminatory practices.

ANNUAL MEETING
The annual meeting of shareholders is scheduled for Monday, October 31, 1994, at the Corporate Technology Center in Latrobe, PA. Notice of the meeting will be mailed on or about September 23, 1994, to shareholders of record on September 6, 1994. All shareholders are cordially invited to attend. Proxies will be solicited by the Board of Directors.

                            (Page 38)

The following are trademarks of Kennametal Inc. and are used as such herein: block style K, Kennametal, KCD25, KM-LOC, KM, KC, KCD, KC9010, KC9025, Finding Better Ways, J&L and Kennametal Hertel. Hertel is a trademark of Hertel AG and is used as such herein.

Copyright 1994, Kennametal Inc., all rights reserved.
CF94-28(25)H4 Printed in U.S.A.

[Symbol]
Printed on recycled paper.

                         (Inside Back Cover)

[Logo]
Kennametal Inc.
Latrobe, PA  15650
(412) 539-5000
                            (Back Cover)

                     APPENDIX TO EXHIBIT 13
          FURNISHED IN ACCORDANCE WITH RULE 309 OF REGULATION S-T

               NARRATIVE DESCRIPTION OF GRAPHIC AND IMAGE
                    INFORMATION IN REGISTRANT'S
                1994 ANNUAL REPORT TO SHAREHOLDERS

Page of
Annual Report       Description of Graphic or Image Information
- - - -------------  --------------------------------------------------
- - - ----------

Front Cover  Photograph of KC990 (TM) in action.

Page 1 Graphs containing the following information appear on bottom of page:

                                           NET SALES
                YEAR                 (MILLIONS OF DOLLARS)
                1990                         589.0
                1991                         617.8
                1992                         594.5
                1993                         598.5
                1994                         802.5

                                     EARNINGS (LOSS) PER SHARE
                YEAR                        (DOLLARS)
                1990                          1.54
                1991                          1.00
                1992                          0.60
                1993                          0.93
                1994                         (0.17)

                                       DIVIDENDS PER SHARE
                YEAR                        (DOLLARS)
                1990                          0.58
                1991                          0.58
                1992                          0.58
                1993                          0.58
                1994                          0.58

Page 2       Illustration of Robert L. McGeehan, President and
             Chief Executive Officer appears on left side of page.

Page 3       Illustration of Quentin C. McKenna, Chairman of the
             Board appears on right side of page.

Page 8 Photograph of Ford Mondeo crankshafts on production line appears on top of page.

Page 8 Photograph of the KM-LOC (TM) clamping device appears on bottom right of page.

Page 9 Photograph of three people at tool crib counter appears on bottom right of page.

Page 10 Photograph of automated coating tray appears on bottom right of page.

Page 11 Photograph of Management Information Systems team in computer control room appears on top of page.

Page 11 Photographs of KCD25 (TM) insert grade in action appear on bottom left of page.

Page 12 Photograph of mining roof drill bits appears on top left of page.

Page 13 Photograph of customer ordering from a J&L catalog appears on top right of page.

Page 13 Photograph of selected Hertel products including solid carbide drill bits and milling products appears on bottom of page.

Page 14 Photograph of 1994 McKenna award winners appears on top left of page.

Page 14 Photograph of Kennametal truck at loading dock appears on bottom right of page.

Page 15 Graphs containing the following information appear on page:


                                      SALES PER EMPLOYEE
                YEAR                 (THOUSANDS OF DOLLARS)
                1990                        106.7
                1991                        113.5
                1992                        116.4
                1993                        121.8
                1994                        125.2

                                 RESEARCH AND DEVELOPMENT
             EXPENSES
                YEAR                  (MILLIONS OF DOLLARS)
                1990                         13.3
                1991                         14.8
                1992                         13.7
                1993                         14.7
                1994                         15.2

                                    CASH FLOW FROM OPERATIONS
                YEAR                  (MILLIONS OF DOLLARS)
                1990                         68.0
                1991                         43.4
                1992                         47.3
                1993                         42.0
                1994                         30.2

                                        RETURN ON EQUITY
                YEAR                      (PERCENTAGE)
                1990                         14.9
                1991                          8.7
                1992                          5.2
                1993                          8.1
                1994                         (1.5)

                                        DEBT TO CAPITAL
                YEAR                      (PERCENTAGE)
                1990                         33.4
                1991                         34.9
                1992                         33.7
                1993                         30.2
                1994                         31.3

                                       CAPITAL INVESTMENT
                                      CAPITAL EXPENDITURES
                YEAR                  (MILLIONS OF DOLLARS)
                1990                         36.0
                1991                         55.3
                1992                         36.6
                1993                         23.1
                1994                         27.3

                                       CAPITAL INVESTMENT
                                          DEPRECIATION
                YEAR                  (MILLIONS OF DOLLARS)
                1990                         27.0
                1991                         28.6
                1992                         27.8
                1993                         27.5
                1994                         39.2

Inside
Back Cover   The symbol for use of recycled paper appears in the
             lower right corner.

Outside
Back Cover   The Kennametal logo appears in the middle of the
             page on the left side.