Form 10-K405, Exhibit 13
period 1995-06-30
KENNAMETAL INC
filed 1995-09-21
CIK 55242

EXHIBIT 13

                        KENNAMETAL INC. 1995 ANNUAL REPORT

                                    (Page 15)

MANAGEMENT'S DISCUSSION AND ANALYSIS

MATTERS AFFECTING COMPARABILITY

HERTEL ACQUISITION. In fiscal 1994, Kennametal acquired 81 percent (subsequently increased to 91 percent during 1995) of the shares of Hertel AG, a manufacturer of metalcutting tools and tooling systems based in Fuerth, Germany. The results of operations for 1994 included the results of Hertel AG and its subsidiaries for 11 months. The fair values of assets acquired and liabilities assumed were $241 million and $194 million, respectively.

RESTRUCTURING OF OPERATIONS. In connection with the acquisition of Hertel, Kennametal incurred a restructuring charge of $24.7 million ($20.4 million after taxes) in 1994 for costs associated with closing its manufacturing facility in Neunkirchen, Germany, and other integration activities.

ACCOUNTING CHANGES. In 1995, Kennametal adopted Statement of Financial Accounting Standards (SFAS) No. 112, "Employers' Accounting for Postemployment Benefits." Under this new accounting rule, employers must accrue the cost of separation and other benefits provided to former or inactive employees after employment but before retirement. The adoption of this standard did not have a material effect on the results of operations or financial position of the company.

In 1994, Kennametal changed its methods of accounting for postretirement health care and life insurance benefits (SFAS No. 106) and income taxes (SFAS No. 109). The net cumulative effect of these accounting changes resulted in a reduction in net income of $15 million. While these accounting changes did not affect cash flows in 1994, they significantly increased deferred tax assets and other noncurrent liabilities.

                                    (Page 16)


CONSOLIDATED STATEMENTS OF INCOME

                          Year Ended June 30     1995       1994       1993
                          ------------------     ----       ----       ----
In thousands, except per share data
OPERATIONS
Net sales                                      $983,873   $802,513   $598,496
  Cost of goods sold                            560,867    472,533    352,773
                                               --------   --------   --------
Gross profit                                    423,006    329,980    245,723
  Research and development expenses              18,744     15,201     14,714
  Selling, marketing and distribution expenses  219,271    189,487    144,850
  General and administrative expenses            55,853     58,612     41,348
  Restructuring charge                              -       24,749        -
  Amortization of intangibles                     2,165      3,996      3,425
  Patent litigation settlement                      -          -       (1,738)
                                               --------   --------   --------
Operating income                                126,973     37,935     43,124
  Interest expense                               12,793     13,811      9,549
  Other income (expense)                           (886)     2,291        519
                                               --------   --------   --------
Income before taxes and
  cumulative effect of accounting changes       113,294     26,415     34,094
Provision for income taxes                       45,000     15,500     14,000
                                               --------   --------   --------
Income before cumulative effect of
  accounting changes                             68,294     10,915     20,094
Cumulative effect of accounting changes,
  net of income taxes:
    Postretirement benefits                         -      (20,060)       -
    Income taxes                                    -        5,057        -
                                               --------   --------   --------
Net income (loss)                              $ 68,294   $ (4,088)  $ 20,094
                                               ========   ========   ========
PER SHARE DATA
Earnings before cumulative effect of
  accounting changes                           $   2.58   $   0.45   $   0.93
Cumulative effect of accounting changes:
  Postretirement benefits                           -        (0.83)       -
  Income taxes                                      -         0.21        -
                                               --------   --------   --------
Earnings (loss) per share                      $   2.58   $  (0.17)  $   0.93
                                               ========   ========   ========
Dividends per share                            $   0.60   $   0.58   $   0.58
                                               ========   ========   ========
Weighted average shares outstanding              26,486     24,304     21,712
                                               ========   ========   ========

The accompanying notes are an integral part of these statements.

                                   (Page 17)

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

RESULTS OF OPERATIONS

NET SALES. Net sales increased 23 percent and 34 percent in 1995 and 1994, respectively. Excluding the acquisition of Hertel, sales in 1994 increased 9 percent. Sales in 1995 rose primarily because of higher sales volume, favorable foreign currency translation effects and modest price increases. Sales in 1994 increased primarily from higher sales volume, partially offset by negative currency translation effects. Sales volume increased 17 percent and 10 percent in 1995 and 1994, respectively.

Sales in the United States increased 17 percent and 18 percent in 1995 and 1994, respectively. Excluding the acquisition of Hertel, sales in the United States increased 14 percent in 1994. International sales rose 33 percent and 78 percent in 1995 and 1994, respectively. Most of the sales increase in 1994 related to the acquisition of Hertel.

Worldwide sales of metalworking products increased 25 percent and 41 percent in 1995 and 1994, respectively. Excluding the acquisition of Hertel, worldwide sales of metalworking products increased 11 percent in 1994. Sales increased primarily due to higher sales volume and modest price increases in both years.

In the United States, sales of traditional metalcutting products increased 16 percent and 11 percent in 1995 and 1994, respectively, primarily because of increased volume. In addition, sales of industrial supplies rose 25 percent and 22 percent, respectively, primarily because of higher sales volume and additional satellite branches in the direct mail operations.

Sales of mining and construction products increased
6 percent and 2 percent in 1995 and 1994, respectively. Increased demand for mining and construction tools in the United States was largely offset by lower international demand. Sales of metallurgical products increased 27 percent and 19 percent, respectively, due to strong demand for carbide intermediate and diamond matrix powders in 1995 and hardfacing products in 1994.

COSTS AND EXPENSES. As a percentage of sales, the gross profit margin was 43.0 percent in 1995 and 41.1 percent in 1994 and 1993. The improvement in 1995 resulted from a better sales mix, favorable foreign currency impacts of international sales manufactured in the United States and improved manufacturing efficiency. In addition, higher raw material costs were generally offset by increased selling prices.

Operating expenses increased 12 percent in 1995 primarily because of costs necessary to support the higher sales volume and increased spending on research and development and marketing activities. Operating expenses increased 31 percent in 1994 primarily because of the acquisition of Hertel. As a percentage of sales, operating expenses declined to 29.9 percent in 1995 as compared with 32.8 percent in 1994 and 33.6 percent in 1993 because of higher sales volume and improved operating efficiency, particularly in Europe.

Average total employment increased 5 percent in 1995 primarily because of increased production levels in the manufacturing operations. Average total employment increased 31 percent in 1994 because of the acquisition of Hertel.

NET INCOME. Net income was $68.3 million, $31.3 million (before the restructuring charge and accounting changes discussed previously) and $20.1 million in 1995, 1994 and 1993, respectively. Earnings increased in 1995 and 1994 primarily because of higher sales volume, a more favorable sales mix and improved operating efficiency. The acquisition of Hertel reduced earnings by $2.6 million in 1994. Earnings in 1995, however, increased substantially as the result of improved economic conditions and the successful turnaround and integration of Hertel in Europe.

EFFECTS OF INFLATION. Despite modest inflation in recent years, rising costs continue to affect the company's businesses throughout the world. Kennametal strives to minimize the effects of inflation through cost containment, productivity efforts and price increases under highly competitive conditions.

OUTLOOK. In looking to fiscal 1996, management expects continued growth in sales of metalworking products throughout the world. Sales of metalcutting products in the United States should benefit from continued expansion of the U.S. economy, opportunities in milling and drilling applications, and the strategic marketing alliance with W. W. Grainger.

Sales of industrial supply products should continue to increase from expansion of direct mail and full service supply. Sales in Europe and Asia-Pacific should continue to benefit from the enhanced product offerings and technical expertise of Kennametal and Hertel in those regions.

In addition, sales of mining and construction tools should continue to increase from selected opportunities in existing markets and developing opportunities in China and Poland.

                                   (Page 18)


CONSOLIDATED BALANCE SHEETS

                            As of June 30            1995             1994
                            -------------            ----             ----
In thousands
ASSETS
Current Assets:
  Cash and equivalents                             $ 10,827         $ 17,190
  Accounts receivable, less allowance for
    doubtful accounts of $12,106 and $9,328         175,405          143,691
  Inventories                                       200,680          158,179
  Deferred income taxes                              22,362           13,744
                                                   --------         --------
  Total current assets                              409,274          332,804
                                                   --------         --------
Property, Plant and Equipment:
  Land and buildings                                151,905          138,956
  Machinery and equipment                           365,275          328,696
  Less accumulated depreciation                    (256,838)        (224,554)
                                                   --------         --------
  Net property, plant and equipment                 260,342          243,098
                                                   --------         --------
Other Assets:
  Investments in affiliated companies                 6,873            6,393
  Intangible assets, less accumulated
    amortization of $19,009 and $16,540              32,253           32,141
  Deferred income taxes                              56,629           65,606
  Other                                              16,238           17,490
                                                   --------         --------
  Total other assets                                111,993          121,630
                                                   --------         --------
  Total assets                                     $781,609         $697,532
                                                   ========         ========
LIABILITIES
Current Liabilities:
  Current maturities of term debt and capital
    leases                                         $ 17,475         $  4,364
  Notes payable to banks                             53,555           52,753
  Accounts payable                                   60,211           52,148
  Accrued vacation pay                               18,424           15,569
  Other                                              75,537           77,193
                                                   --------         --------
  Total current liabilities                         225,202          202,027
                                                   --------         --------
Term Debt and Capital Leases, Less Current
  Maturities                                         78,700           90,178
Deferred Income Taxes                                20,998           19,279
Other Liabilities                                    51,615           51,800
                                                   --------         --------
  Total liabilities                                 376,515          363,284
                                                   --------         --------
Minority Interest in Consolidated Subsidiaries       13,209           11,412
                                                   --------         --------
SHAREHOLDERS' EQUITY
Shareholders' Equity:
  Preferred stock, 5,000 shares authorized;
    none issued                                         -                -
  Capital stock, $1.25 par value; 70,000 and
    30,000 shares authorized; 29,370 shares issued   36,712           36,712
  Additional paid-in capital                         85,768           83,839
  Retained earnings                                 297,838          245,428
  Treasury shares, at cost; 2,793 and 3,015 shares
    held                                            (36,737)         (39,247)
  Cumulative translation adjustments                  8,304           (3,360)
  Pension liability adjustment                          -               (536)
  Total shareholders' equity                        391,885          322,836
                                                   --------         --------
  Total liabilities and shareholders' equity       $781,609         $697,532
                                                   ========         ========

The accompanying notes are an integral part of these statements.

                                   (Page 19)

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

FINANCIAL CONDITION
Kennametal's financial condition remains strong. Total assets were $782 million in 1995, up 12 percent from $698 million in 1994. Net working capital was $184 million, up 40 percent from the previous year. The ratio of current assets to current liabilities was 1.8 in 1995 as compared with 1.6 in 1994.

Accounts receivable increased 22 percent to $175 million entirely because of increased sales. Inventories rose 27 percent to $201 million to support increased product demand and to maintain adequate supplies of essential raw materials. Inventory turnover was 3.1 in both 1995 and 1994. During the next several years, Kennametal will focus on ways to improve inventory turnover and overall asset utilization.

Total debt (including capital lease obligations) increased 2 percent to $150 million in 1995. The ratio of total debt to total invested capital was 27.6 percent in 1995 as compared with 31.3 percent in 1994. In order to maintain financial flexibility and to optimize the cost of capital, Kennametal's financial objective is to maintain a debt to capital ratio of not more than 40 percent.

In 1995, Kennametal substantially completed restructuring and integration activities related to the acquisition of Hertel in 1994. Cash payments and other charges applied to the restructuring reserves totaled $26.1 million in 1995.

                                    (Page 20)


CONSOLIDATED STATEMENTS OF CASH FLOWS

                       Year Ended June 30        1995        1994        1993
                       ------------------        ----        ----        ----
In thousands
OPERATING ACTIVITIES
Net income (loss)                               $68,294    $(4,088)    $20,094
Adjustments for noncash items:
  Depreciation and amortization                  39,315     43,232      30,927
  Other                                          11,953     14,984       3,202
Changes in certain assets and liabilities,
  net of effects from acquisitions:
  Accounts receivable                           (23,815)   (11,352)     (1,644)
  Inventories                                   (34,389)     9,638      (1,524)
  Accounts payable and accrued liabilities       (9,340)   (18,007)     (1,422)
  Other                                           4,615     (4,158)     (7,615)
                                                -------    -------     -------
Net cash flow from operating activities          56,633     30,249      42,018
                                                -------    -------     -------
INVESTING ACTIVITIES
Purchases of property, plant and equipment      (43,371)   (27,313)    (23,099)
Disposals of property, plant and equipment        3,725      6,716       1,460
Acquisition of Hertel AG, net of cash               -      (19,595)        -
Other                                            (5,268)    (2,344)     (2,373)
                                                -------    -------     -------
Net cash flow used for investing activities     (44,914)   (42,536)    (24,012)
                                                -------    -------     -------
FINANCING ACTIVITIES
Increase (decrease) in short-term debt           (5,721)    11,246      (7,310)
Increase in term debt                             8,163      5,715       1,000
Reduction in term debt                           (9,721)   (64,098)     (9,266)
Net proceeds from issuance of capital stock         -       73,594         -
Dividend reinvestment and employee stock plans    4,439      8,658       4,301
Cash dividends paid to shareholders             (15,884)   (14,015)    (12,579)
Other                                               -        2,731       1,180
                                                -------    -------     -------
Net cash flow from (used for) financing
  activities                                    (18,724)    23,831     (22,674)
                                                -------    -------     -------
Effect of exchange rate changes on cash             642      1,497        (190)
                                                -------    -------     -------
CASH AND EQUIVALENTS
Net increase (decrease) in cash and equivalents  (6,363)    13,041      (4,858)
Cash and equivalents, beginning                  17,190      4,149       9,007
                                                -------    -------     -------
Cash and equivalents, ending                    $10,827    $17,190     $ 4,149
                                                =======    =======     =======
SUPPLEMENTAL DISCLOSURES
Interest paid                                   $12,569    $12,403     $ 9,617
Income taxes paid                                23,125     16,296      13,232
                                                -------    -------     -------

The accompanying notes are an integral part of these statements.

                                   (Page 21)

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

LIQUIDITY AND CAPITAL RESOURCES
Kennametal's cash flow from operations is a primary source of financing for capital expenditures and internal growth. In addition, the company maintains global credit lines with commercial banks totaling $219 million, of which $165 million was unused at June 30, 1995. The company's non-U.S. subsidiaries and affiliates generally obtain local financing through credit lines with commercial banks.

Kennametal generated net cash flow from operations of $57 million, $30 million and $42 million in 1995, 1994 and 1993, respectively. Cash flow increased in 1995 as a result of increased earnings, which was partially offset by higher working capital requirements. Cash flow decreased in 1994 primarily because of increased working capital requirements and payments for Hertel integration costs.

Capital expenditures totaled $43 million, $27 million and $23 million in 1995, 1994 and 1993, respectively. Investments were made to modernize facilities, upgrade machinery and equipment, and acquire new information technology. Capital expenditures for 1996 are estimated to be $60 - 70 million and will be used primarily to upgrade machinery and equipment and acquire new information technology.

As a public company, Kennametal also maintains access to global capital markets for potential offerings of debt and equity securities. In 1994, Kennametal issued approximately 4 million shares of capital stock for net proceeds of $73.6 million. The proceeds were used to repay a bridge loan ($38.7 million) and certain borrowings under revolving credit agreements ($34.9 million).

                                   (Page 22)


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                         Year Ended June 30      1995       1994       1993
                         ------------------      ----       ----       ----
In thousands
CAPITAL STOCK
Balance at beginning of year                   $ 36,712   $ 15,891   $ 15,891
Issuance of capital stock                           -        2,465        -
Stock split (2-for-1)                               -       18,356        -
                                               --------   --------   --------
Balance at end of year                           36,712     36,712     15,891
                                               --------   --------   --------
ADDITIONAL PAID-IN CAPITAL
Balance at beginning of year                     83,839     28,135     27,594
Dividend reinvestment and stock purchase plan     1,015        424        144
Employee stock plans                                914      2,507        397
Issuance of capital stock                           -       71,129        -
Stock split (2-for-1)                               -      (18,356)       -
                                               --------   --------   --------
Balance at end of year                           85,768     83,839     28,135
                                               --------   --------   --------
RETAINED EARNINGS
Balance at beginning of year                    245,428    263,531    256,016
Net income (loss)                                68,294     (4,088)    20,094
Cash dividends                                  (15,884)   (14,015)   (12,579)
                                               --------   --------   --------
Balance at end of year                          297,838    245,428    263,531
                                               --------   --------   --------
TREASURY SHARES
Balance at beginning of year                    (39,247)   (44,974)   (48,734)
Dividend reinvestment and stock purchase plan       938        590      1,567
Employee stock plans                              1,572      5,137      2,193
                                               --------   --------   --------
Balance at end of year                          (36,737)   (39,247)   (44,974)
                                               --------   --------   --------
CUMULATIVE TRANSLATION ADJUSTMENTS
Balance at beginning of year                     (3,360)    (7,442)       744
Current year translation adjustments             11,664      4,082     (8,186)
                                               --------   --------   --------
Balance at end of year                            8,304     (3,360)    (7,442)
                                               --------   --------   --------
PENSION LIABILITY ADJUSTMENT
Balance at beginning of year                       (536)       -          -
Minimum pension liability adjustment                536       (536)       -
                                               --------   --------   --------
Balance at end of year                              -         (536)       -
                                               --------   --------   --------
Total shareholders' equity, June 30            $391,885   $322,836   $255,141
                                               ========   ========   ========

The accompanying notes are an integral part of these statements.

                                                (Page 23)

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)


SALES BY PRODUCT CLASS AND GEOGRAPHIC AREA

              Year Ended June 30                         1995                1994          1993
              ------------------   Percent              Percent             Percent
                                   of Total    Amount   Change     Amount   Change        Amount
In thousands                      --------   --------  -------   --------  -------      --------
BY PRODUCT CLASS:
Metalworking products               86%       $844,626    25%     $676,355    41%        $478,137
Mining and construction products    11         108,019     6       101,575     2           99,614
Metallurgical products               3          31,228    27        24,583    19           20,745
                                   ----       --------    ---     --------    ---        --------
Net sales                          100%       $983,873    23%     $802,513    34%        $598,496
                                   ====       ========    ===     ========    ===        ========
BY GEOGRAPHIC AREA:
Within the United States            62%       $606,623    17%     $517,856    18%        $438,910
International                       38         377,250    33       284,657    78          159,586
                                   ----       --------    ---     --------    ---        --------
Net sales                          100%       $983,873    23%     $802,513    34%        $598,496
                                   ====       ========    ===     ========    ===        ========

                                    (Page 24)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:

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

ACCOUNTS RECEIVABLE included $16.4 million and $6.3 million of receivables from affiliates at June 30, 1995 and 1994, respectively.

INVENTORIES are carried at the lower of cost or market. The company uses the last-in, first-out (LIFO) method for determining the cost of a significant portion of its U.S. inventories. The remainder of inventories are determined under the first-in, first-out (FIFO) or average cost methods.

PROPERTY, PLANT AND EQUIPMENT are carried at cost. Major improvements are capitalized, while maintenance and repairs are generally expensed as incurred. Retirements and disposals are removed from cost and accumulated depreciation accounts, with the gain or loss reflected in income. Interest is capitalized during the construction of major facilities. Capitalized interest is included in the cost of the constructed asset and amortized over its estimated useful life.

DEPRECIATION, for financial reporting purposes, is computed using the straight-line method over the estimated useful lives of the assets ranging from 3 to 40 years. Leased property and equipment under capital leases are amortized using the straight-line method over the terms of the related leases.

INTANGIBLE ASSETS, which include the excess of cost over net assets of acquired companies, are amortized using the straight-line method over periods ranging from 3 to 40 years.

RESEARCH AND DEVELOPMENT costs are expensed as incurred.

INCOME TAXES. Deferred income taxes are recognized based on the future income tax effects (using enacted tax laws and rates) of differences in the carrying amounts of assets and liabilities for financial reporting and tax purposes. A valuation allowance is recognized if it is "more likely than not" that some or all of a deferred tax asset will not be realized.

FOREIGN CURRENCY TRANSLATION. For the most part, assets and liabilities of international operations are translated into U.S. dollars using year-end exchange rates, while revenues and expenses are translated at average exchange rates throughout the year. The resulting net translation adjustments are recorded as a separate component of shareholders' equity.

PENSION PLANS cover substantially all employees. Pension benefits are based on years of service and, for certain plans, on average compensation immediately preceding retirement. Pension costs are determined in accordance with Statement of Financial Accounting Standards (SFAS) No. 87, "Employers' Accounting for Pensions." The company funds pension costs in accordance with the funding requirements of the Employee Retirement Income Security Act of 1974 (ERISA) for U.S. plans and in accordance with local regulations or customs for non-U.S. plans.

CHANGES IN ACCOUNTING PRINCIPLES. In 1995, the company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." Under this standard, employers must accrue the cost of separation and other benefits provided to former or inactive employees after employment but before retirement. The company's previous practice was to generally accrue these costs as they arose. Therefore, the adoption of this standard did not have a material effect on the results of operations or financial position of the company.

In 1994, the company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Under this standard, employers must accrue the expected cost of providing postretirement health care and life insurance benefits during employees' active service. The company's previous practice was to expense these costs as incurred. The company elected to immediately recognize the cumulative postretirement benefit obligation, which resulted in a one-time charge to earnings of $34 million ($20.1 million after taxes). See also Note 9.

Also in 1994, the company adopted SFAS No. 109, "Accounting for Income Taxes." Under this standard, deferred income taxes are recognized based on the future income tax effects of differences in the carrying

                                    (Page 25)

NOTES TO CONSOLIDATED FINANCIAL STAEMENTS (CONTINUED)

amounts of assets and liabilities for financial reporting and tax purposes. The adoption of SFAS No. 109 resulted in an increase in net income of $5.1 million. The financial statements for 1993 and prior years were accounted for under the deferred method of accounting and have not been restated. See also
Note 7.

NOTE 2:

HERTEL ACQUISITION AND RESTRUCTURING

On August 4, 1993, the company acquired 81 percent of the outstanding shares of Hertel AG (Hertel) for $43 million in cash and assumed $55 million in debt. Hertel is a manufacturer of metalcutting tools and tooling systems based in Fuerth, Germany. Since January 1, 1994, the company purchased additional shares of Hertel for $12 million, thereby increasing the company's ownership interest to 91 percent at June 30, 1995.

The acquisition of Hertel was accounted for under the purchase method and, accordingly, the results of operations of Hertel have been included in the accompanying consolidated financial statements since August 1993. The purchase price was allocated to assets acquired and liabilities assumed based on fair market values at the date of acquisition. The excess of the purchase price over the fair market value of the net assets acquired was recognized as goodwill and is being amortized over 20 years. The fair values of assets acquired and liabilities assumed are summarized as follows:

In thousands                                1994
------------                              --------
Current assets                            $114,800
Property, plant and equipment               70,200
Intangible assets (goodwill)                 5,300
Deferred tax assets (see Note 7)            40,600
Other noncurrent assets                     10,500
Current liabilities                        104,100
Long-term liabilities                       89,400

Included in current liabilities was a reserve of approximately $36 million (pretax) for restructuring Hertel's operations. The restructuring costs primarily included amounts for severance, phaseout and relocation. Cash payments and other costs applied to the restructuring reserve were $19.9 million in 1995 and $16.1 million in 1994. The restructuring, which began in fiscal 1994, was substantially completed in fiscal 1995.

In connection with the acquisition of Hertel, Kennametal recognized a restructuring charge in 1994 of approximately $24.7 million ($20.4 million after taxes) related to closing its manufacturing facility in Neunkirchen, Germany, and other integration activities. Cash payments and other costs applied to the restructuring reserve were $6.2 million in 1995 and $18.5 million in 1994. The restructuring was substantially completed in fiscal 1995.

NOTE 3:

INVENTORIES

Inventories consisted of the following:

In thousands                          1995           1994
------------                        --------       --------
Finished goods                      $147,231       $112,202
Work in process and powder blends     65,231         54,831
Raw materials and supplies            24,629         20,571
                                    --------       --------
Inventories at current cost          237,091        187,604
Less LIFO valuation                  (36,411)       (29,425)
                                    --------       --------
Total inventories                   $200,680       $158,179
                                    ========       ========

Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for a significant portion of U.S. inventories and the first-in, first-out (FIFO) method or average cost for other inventories. The company used the LIFO method of valuing its inventories for approximately 55 percent of total inventories at June 30, 1995 and 1994. The company uses the LIFO method for valuing the majority of its inventories in order to more closely match current costs with current revenues, thereby reducing the effects of inflation on earnings.

NOTE 4:

OTHER CURRENT LIABILITIES

Other current liabilities consisted of the following:

In thousands                           1995          1994
------------                         -------       -------
Accrued restructuring costs          $   -         $25,631
Federal and state income taxes        19,060         5,546
Accrued compensation                  14,139        11,961
Payroll, state and local taxes         8,406         8,172
Accrued product warranty costs         4,779         4,651
Accrued benefits                       4,089         2,074
Accrued professional fees              2,456         1,449
Accrued interest expense               1,005         1,114
Other accrued expenses                21,603        16,595
                                     -------       -------
Total other current liabilities      $75,537       $77,193
                                     =======       =======

                                    (Page 26)

NOTES TO CONSOLIDATED FINANCIAL STAEMENTS (CONTINUED)

NOTE 5:

TERM DEBT AND CAPITAL LEASES

Term debt and capital lease obligations consisted of the following:

In thousands                              1995           1994
------------                            -------        -------
Senior notes, 9.64%, due in
  installments through 2000             $50,000        $50,000
Industrial Revenue Notes, 8.05%
  tax exempt, due in 1996                   833          1,667
Borrowings outside the U.S., varying
  from 5.75% to 10.25% (1995) and
  5.0% to 10.25% (1994), due in
  installments through 2008              21,070         20,291
Lease of office facilities with terms
  expiring through 2011 at
  6.75% to 7.55%                         14,547         13,182
Other                                     9,725          9,402
                                        -------        -------
Total term debt and capital leases       96,175         94,542
                                        -------        -------
Less current maturities:
  Term debt                             (15,782)        (2,811)
  Capital leases                         (1,693)        (1,553)
                                        -------        -------
  Total current maturities              (17,475)        (4,364)
                                        -------        -------
Long-term debt and capital leases       $78,700        $90,178
                                        =======        =======

Future principal maturities of term debt are $15.8 million, $18.3 million, $12.6 million, $12.5 million and $12.4 million, respectively, in fiscal years 1996 through 2000.

Certain of the term debt agreements contain various restrictions relating to, among other things, minimum net worth, maximum indebtedness, fixed charge coverage and debt guarantees.

Future minimum lease payments under capital leases for the next five years and in total are as follows:

In thousands
------------
YEAR ENDING JUNE 30:
  1996                                         $ 1,693
  1997                                           1,693
  1998                                           1,693
  1999                                           1,693
  2000                                           1,693
  After 2000                                    14,007
                                               -------
Total future minimum lease payments             22,472
Less amount representing interest               (7,925)
                                               -------
Present value of minimum lease payments        $14,547
                                               =======

Future minimum lease payments under operating leases with noncancelable terms beyond one year were not significant at June 30, 1995.

NOTE 6:

NOTES PAYABLE AND LINES OF CREDIT

Notes payable to banks of $53.6 million and $52.8 million at June 30, 1995 and 1994, respectively, represent short-term borrowings under U.S. and international credit lines with commercial banks. These credit lines totaled approximately $219 million at June 30, 1995, of which $165 million was unused. The weighted average interest rate for short-term borrowings was 6.1 percent and 6.0 percent at June 30, 1995 and 1994, respectively.

Primary U.S. credit lines totaling $90 million are covered by a single revolving credit agreement. Borrowings under this agreement are available at fixed or variable interest rates. The credit lines expire during fiscal 1997, and require the company to pay a facility fee on the total line and a commitment fee on unborrowed amounts under one of the lines. The company has the option to terminate this agreement in whole or in part at any time.

NOTE 7:

INCOME TAXES

Effective July 1, 1993, the company adopted SFAS No. 109, "Accounting for Income Taxes," which resulted in the recognition of net deferred tax liabilities of $5.6 million for temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes, and net operating loss carryforwards in certain international operations. In connection with the adoption of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," the company recognized additional deferred tax assets at July 1, 1993 of $13.9 million. The net effect of these accounting changes resulted in the recognition of net deferred tax assets of $8.3 million and an increase in net income of $5.1 million in 1994.

                                    (Page 27)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Income before taxes and the provision for income taxes consisted of the following:

In thousands                         1995            1994           1993
------------                       --------        --------       -------
Income before taxes:
  United States                    $ 83,401        $39,095        $33,655
  International                      29,893        (12,680)           439
                                   --------        -------        -------
Total income
  before taxes                     $113,294        $26,415        $34,094
                                   ========        =======        =======
Current income taxes:
  Federal                          $ 26,500        $15,000        $ 7,100
  State                               6,100          3,100          2,000
  International                       4,000           (900)         2,000
                                   --------        -------        -------
  Total                              36,600         17,200         11,100
Deferred
  income taxes                        8,400         (1,700)         2,900
                                   --------        -------        -------
Provision for
  income taxes                     $ 45,000        $15,500        $14,000
                                   ========        =======        =======
Effective tax rate                    39.7%          58.7%          41.1%
                                   ========        =======        =======

Note: Excluding the effects of the restructuring charge, the effective tax rate was 39.1 percent in 1994.

The reconciliation of income taxes computed using the statutory U.S. income tax rate and the provision for income taxes was as follows:

In thousands                         1995            1994           1993
------------                       -------         -------        -------
Income taxes at U.S.
  statutory rate                   $39,653         $ 9,245        $11,592
State income taxes,
  net of federal
  tax benefits                       3,981           2,018          1,331
Combined tax effects
  of international
  income                             1,288           2,883           (255)
International losses
  with no related
  tax benefits                         219           2,325            540
Other                                 (141)           (971)           792
                                   -------         -------        -------
Provision for
  income taxes                     $45,000         $15,500        $14,000
                                   =======         =======        =======

Deferred tax assets and liabilities consisted of the following:

In thousands                              1995           1994
------------                            -------        -------
Deferred tax assets (liabilities):
  Net operating loss carryforwards      $52,923        $50,839
  Other postretirement benefits          14,122         13,972
  Inventory valuation and reserves        6,643          8,071
  Accrued vacation compensation           3,680          3,471
  Property and equipment                  2,866          2,131
  Other accruals                          4,463          6,626
  Accumulated depreciation              (20,998)       (19,279)
                                        -------        -------
Total                                    63,699         65,831
  Less valuation allowance               (5,706)        (5,760)
                                        -------        -------
Net deferred tax assets                 $57,993        $60,071
                                        =======        =======

The sources of deferred income taxes in 1993 were as follows:

In thousands                                            1993
------------                                           ------
Patent litigation settlement                           $2,200
Inventory valuation and reserves                          400
Depreciation                                              200
Accrued vacation compensation                             200
Other, net                                               (100)
                                                       ------
Total                                                  $2,900
                                                       ======

Deferred income taxes have not been provided on cumulative undistributed earnings of international subsidiaries and affiliates. Any U.S. income taxes on such earnings, if distributed, would generally be offset by available foreign tax credits. In addition, there were no significant undistributed earnings of unconsolidated affiliates at June 30, 1995.

Included in deferred tax assets at June 30, 1995 are unrealized tax benefits totaling $52.9 million related to net operating loss carryforwards. The realization of these tax benefits is contingent on future taxable income in certain international operations. Of this amount, approximately $47.2 million relates to net operating loss carryforwards in Germany, which can be carried forward indefinitely. The company's operations in Germany are currently profitable.

The remaining unrealized tax benefits relate to net operating loss carryforwards in certain other international operations, which expire at various dates through 2002. The company established a valuation allowance of $5.7 million to offset the deferred tax benefits that may not be realized before the expiration of the carryforward periods.

                                   (Page 28)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 8:

PENSION BENEFITS

The components of net pension cost (credit) for the company's U.S. defined benefit pension plans were as follows:

In thousands                         1995            1994           1993
------------                       -------         -------        -------
Service cost                       $ 5,906         $ 5,777        $ 6,338
Interest cost                       13,016          12,345         12,644
Return on plan assets              (37,746)         (8,885)       (27,814)
Net amortization
  and deferral                      17,628         (11,099)         9,946
                                  --------        --------        -------
Net pension
  cost (credit)                   $ (1,196)       $ (1,862)       $ 1,114
                                  ========        ========        =======

The funded status of the plans and amounts recognized in the consolidated balance sheets were as follows:

In thousands                              1995           1994
------------                            --------       --------
Plan assets, at fair value              $231,007       $203,715
                                        --------       --------
Present value of accumulated
  benefit obligations:
    Vested benefits                      131,552        119,025
    Nonvested benefits                     2,933          2,881
                                        --------       --------
Accumulated benefit obligations          134,485        121,906
Effect of future salary increases         40,550         39,442
                                        --------       --------
Projected benefit obligations            175,035        161,348
                                        --------       --------
Plan assets in excess of projected
  benefit obligations                     55,972         42,367
Amounts not recognized in the
  financial statements:
    Unrecognized net assets
      from July 1, 1986                  (16,689)       (18,868)
    Unrecognized prior
      service costs                          909          1,299
    Unrecognized net gains               (36,037)       (21,959)
    Adjustment to recognize
      minimum liability                      -           (1,624)
                                        --------       --------
Prepaid pension costs                   $  4,155       $  1,215
                                        ========       ========

Prepaid pension costs are included in other noncurrent assets.

Plan assets consist principally of common stocks, corporate bonds and U.S. government securities. The significant actuarial assumptions used to determine the present value of pension benefit obligations were as follows:

                                         1995           1994
                                        -----          -----
Discount rate                           8.00%          8.25%
Rate of future salary increases         5.00%          5.00%
Rate of return on plan assets           9.00%          9.00%

Pension plans of international subsidiaries are not required to report to U.S. government agencies pursuant to ERISA. The components of net pension cost for the company's significant international defined benefit pension plans were as follows:

In thousands                             1995          1994
------------                            ------         ----
Service cost                            $  231         $143
Interest cost                              967          833
                                        ------         ----
Net pension cost                        $1,198         $976
                                        ======         ====

Net pension cost for international plans was not significant in 1993.

The funded status of the international plans and amounts recognized in the consolidated balance sheets were as follows:

In thousands                              1995           1994
------------                            -------        -------
Present value of accumulated
  benefit obligations:
    Vested benefits                     $11,314        $ 8,980
    Nonvested benefits                    2,555          2,539
                                        -------        -------
Accumulated benefit obligations          13,869         11,519
Effect of future salary increases           143            369
                                        -------        -------
Projected benefit obligations            14,012         11,888
Plan assets, at fair value                  -              -
                                        -------        -------
Accrued pension costs                   $14,012        $11,888
                                        =======        =======

In connection with the acquisition of Hertel, the company assumed the unfunded vested benefit obligations of Hertel.

The significant actuarial assumptions used to determine the present value of pension benefit obligations for international plans were as follows:

                                           1995           1994
                                          -----          -----
Discount rate                             7.75%          7.75%
Rate of future salary increases           5.00%          5.00%

Total pension cost (credit) for U.S. and international plans amounted to $0.8 million, $(1.2) million and $1.8 million in 1995, 1994 and 1993, respectively.

NOTE 9:

OTHER POSTRETIREMENT BENEFITS

The company presently provides varying levels of postretirement health care and life insurance benefits to most U.S. employees who complete 10 years of service and retire on or after age 55. Beginning with retirements on or after January 1, 1997, postretirement health care benefits will be capped at 1996 levels. In addition, benefits will be provided to employees who retire on or after the normal retirement age of 65 and complete at least five years of service after age 40. These benefits are currently unfunded.

Effective July 1, 1993, the company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Under the new

                                    (Page 29)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

standard, the expected cost of providing such benefits must be accrued during the periods in which employees render the necessary service. The company previously expensed these costs as incurred. The cumulative effect of the change in accounting method resulted in a one-time charge to earnings of $34 million ($20.1 million after taxes) in 1994.

The components of other postretirement benefit costs for the company's U.S. plans were as follows (excluding the one-time charge in 1994):

In thousands                              1995           1994
------------                             ------         ------
Service cost                             $  959         $1,080
Interest cost                             2,626          2,820
Net amortization and deferral               (32)           -
                                         ------         ------
Other postretirement benefit costs       $3,553         $3,900
                                         ======         ======

Other postretirement benefit costs were $1.9 million in fiscal 1993.

Accumulated postretirement benefit obligations and amounts recognized in the consolidated balance sheets were as follows:

In thousands                              1995           1994
------------                            -------        -------
Present value of accumulated
  benefit obligations:
    Retirees                            $19,692        $14,800
    Fully eligible active
      participants                        6,335          8,000
    Other active participants             8,604         13,000
                                        -------        -------
Accumulated benefit obligations          34,631         35,800
Plan assets, at fair value                  -              -
                                        -------        -------
Accumulated benefit obligations in
  excess of plan assets                  34,631         35,800
Unrecognized net gains                    2,231            -
                                        -------        -------
Accrued postretirement benefits         $36,862        $35,800
                                        =======        =======

Included in other noncurrent liabilities were accrued postretirement benefits of $33.5 million and $33.8 million at June 30, 1995 and 1994, respectively.

The significant actuarial assumptions used to determine the present value of accumulated postretirement benefit obligations were as follows:

                                          1995           1994
                                         -----          -----
Discount rate                            8.00%          8.50%
Rate of increase in health care costs:
  Initial rate                           9.00%          9.50%
  Ultimate rate in 2003 and after        5.00%          5.00%

A one percent increase in the health care cost trend rate would increase other postretirement benefit costs by $0.2 million in 1995 and the accumulated benefit obligation by $1.6 million at June 30, 1995.

NOTE 10:

FINANCIAL INSTRUMENTS

FAIR VALUE. The company had $10.8 million in cash and equivalents at June 30, 1995, which approximates fair value because of the short maturity of these investments.

The estimated fair value of term debt was $85.2 million at June 30, 1995. Fair value was determined using discounted cash flow analysis and the company's incremental borrowing rates for similar types of arrangements.

OFF-BALANCE-SHEET RISK. The company uses currency forward contracts in the normal course of business to hedge foreign currency exposures of underlying receivables and payables. These financial instruments involve credit risk in excess of the amount recognized in the financial statements. The company controls credit risk through credit evaluations, limits and monitoring procedures. There were no financial instruments with significant off-balance-sheet risk at June 30, 1995.

CONCENTRATIONS OF CREDIT RISK. Financial instruments that potentially subject the company to concentrations of credit risk consist primarily of temporary cash investments and trade receivables. By policy, the company makes temporary cash investments with high credit quality financial institutions. With respect to trade receivables, concentrations of credit risk are significantly reduced because the company serves a large number of customers in many industries and geographic areas. As of June 30, 1995, the company had no significant concentrations of credit risk.

NOTE 11:

STOCK ISSUANCE AND STOCK SPLIT

On August 1, 1994, the company's Board of Directors authorized a 2-for-1 stock split in the form of a 100 percent stock dividend payable to shareholders of record on August 10, 1994. The split resulted in the issuance in 1994 of approximately 14.7 million shares of capital stock from authorized and unissued shares. The stock split also resulted in the transfer of $18.4 million from additional paid-in capital to capital stock, representing the par value of the shares issued. All references to the number of shares and per share amounts were restated to reflect the split.

On December 23, 1993, the company issued approximately 4 million shares of capital stock for net proceeds of $73.6 million. The proceeds were used to repay a bridge loan and certain borrowings under revolving credit agreements.


                                                      (Page 30)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 12:

STOCK OPTIONS

Transactions under the company's stock option plans were as follows:

                                                                                            1995 Option
                                                                                               Prices
                      Number of Shares           1995          1994           1993           Per Share
                      ----------------         --------      --------       ---------       ------------
Options outstanding, beginning of year          475,650       914,616       1,115,384       $20.53-14.06
Granted                                         204,950       100,000          42,000              24.75
Exercised                                      (157,452)     (508,966)       (201,196)       16.94-14.22
Lapsed and forfeited                             (2,000)      (30,000)        (41,572)             16.94
                                               --------      --------       ---------       ------------
Options outstanding, end of year                521,148       475,650         914,616       $24.75-14.50
                                               ========      ========       =========       ============
Exercisable at year-end                         281,482       235,504         741,710       $24.75-14.50
                                               ========      ========       =========       ============
Available for future grant                      754,820       961,290       1,031,290
                                               ========      ========       =========

Under stock option plans approved by shareholders in 1992 and 1988, stock options are generally granted to eligible employees at fair market value at the date of grant. Options are exercisable under specified conditions for up to 10 years from the date of grant. No options may be granted under the 1988 plan after October 1998, and no options may be granted under the 1992 plan after October 2002. No charges to income have resulted from the operation of the plans.

Under provisions of the plans, participants may deliver Kennametal stock in payment of the option price and receive credit for the fair market value of the shares on the date of delivery. Shares valued at $0.4 million (13,728 shares), $1.2 million (62,934 shares) and $0.3 million (20,668 shares) were delivered in 1995, 1994 and 1993, respectively.

Under the 1992 and 1988 plans, shares may be awarded to eligible employees without payment. The respective plans specify such shares are awarded in the name of the employee, who has all the rights of a shareholder, subject to certain restrictions or forfeitures. Such awards were not significant in 1995, 1994 and 1993.

NOTE 13:

PATENT LITIGATION SETTLEMENT

In 1993, the company settled a patent infringement suit for $5.8 million in cash, which resulted in the reversal of a portion of previously established reserves of $1.7 million ($1.0 million after taxes).

NOTE 14:

ENVIRONMENTAL MATTERS

The company has been involved in various environmental cleanup and remediation activities at several of its manufacturing facilities. In addition, the company has been named as a potentially responsible party at four Superfund sites in the United States. However, it is management's opinion, based on its evaluations and discussions with outside counsel and independent consultants, that the ultimate resolution of these environmental matters will not have a material adverse effect on the results of operations or financial position of the company.

The company maintains a Corporate Environmental, Health and Safety (EH&S) Department to ensure compliance with all environmental regulations and to monitor and oversee remediation activities. In addition, the company has established an EH&S administrator at each of its domestic manufacturing facilities. The company's financial management team periodically meets with members of the Corporate EH&S Department and the Corporate Legal Department to review and evaluate the status of environmental projects and contingencies. On a quarterly and annual basis, management establishes or adjusts financial provisions and reserves for environmental contingencies in accordance with SFAS No. 5, "Accounting for Contingencies."

                                   (Page 31)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 15:

CONTRACT DISPUTE

Prior to its acquisition by Kennametal, a non-U.S. subsidiary recorded sales of approximately $60 million in calendar 1993 under contracts with a certain customer to provide various equipment, know-how and training for a manufacturing facility. Upon the acquisition by Kennametal, the subsidiary decided to complete performance under the contracts with this customer but to not enter into any such contracts in the future.

Pursuant to a United States embargo effective June 6, 1995, the subsidiary suspended performance under the contracts pending issuance by the U.S. government of definitive embargo regulations. Other than finalizing the transfer of know-how and training to commence production, performance was substantially completed prior to the suspension. The estimated costs to complete performance are not material and were accrued in the consolidated financial statements as of June 30, 1995. However, the customer has disputed the suspension and has advised that it may file suit to require completion of performance as well as for compensation for alleged damages.

At the present time, management is unable to predict the outcome of this matter; however, management believes that the ultimate resolution of this matter will not have a material adverse impact on the financial position of the company.

NOTE 16:

SHAREHOLDER RIGHTS PLAN

Pursuant to the company's Shareholder Rights Plan, one-half of a right is associated with each share of capital stock. Each right entitles a shareholder to buy 1/100th of a share of a new series of preferred stock at a price of $105 (subject to adjustment).

The rights will be exercisable only if a person or group of persons acquires or intends to make a tender offer for 20 percent or more of the company's capital stock. If any person acquires 20 percent of the capital stock, each right will entitle the shareholder to receive that number of shares of capital stock having a market value of two times the exercise price. If the company is acquired in a merger or other business combination, each right will entitle the shareholder to purchase at the exercise price, that number of shares of the acquiring company having a market value of two times the exercise price. The rights will expire on November 2, 2000, and are subject to redemption by the company at $0.01 per right.

NOTE 17:

SEGMENT DATA

The company operates predominantly as a tooling supplier specializing in powder metallurgy. The following table presents the company's operations by geographic area:

In thousands                        1995            1994           1993
------------                     ---------        --------       --------
Sales:
  United States                  $ 726,977        $610,320       $512,748
  International                    390,358         296,702        156,183
                                 ---------        --------       --------
  Total                          1,117,335         907,022        668,931
                                 ---------        --------       --------
Intersegment transfers:
  United States                     92,939          70,005         52,492
  International                     40,523          34,504         17,943
                                 ---------        --------       --------
  Total                            133,462         104,509         70,435
                                 ---------        --------       --------
Net sales                        $ 983,873        $802,513       $598,496
                                 =========        ========       ========
Operating income:
  United States                  $  95,228        $ 47,560       $ 41,190
  International                     36,769          (8,263)         1,483
  Eliminations                      (5,024)         (1,362)           451
                                 ---------        --------       --------
Total operating income             126,973          37,935         43,124
                                 ---------        --------       --------
  Interest expense                 (12,793)        (13,811)        (9,549)
  Other income
    (expense)                         (886)          2,291            519
                                 ---------        --------       --------
Income before
  taxes                          $ 113,294        $ 26,415       $ 34,094
                                 =========        ========       ========
Identifiable assets:
  United States                  $ 462,812        $422,517       $359,996
  International                    336,193         279,558         94,730
  Eliminations                     (31,001)        (26,455)       (18,316)
  Corporate                         13,605          21,912         11,853
                                 ---------        --------       --------
Total assets                     $ 781,609        $697,532       $448,263
                                 =========        ========       ========

Intersegment transfers are accounted for at arm's-length prices reflecting prevailing market conditions within the various geographic areas. Such sales and associated costs are eliminated in the consolidated financial statements.

Identifiable assets are those assets that are identified with the operations in each geographic area. Corporate assets consist mainly of cash and cash equivalents, investments in affiliated companies and other assets.

Sales to a single customer did not aggregate 10 percent or more of total sales. Export sales from U.S. operations to unaffiliated customers were $27.4 million, $22.7 million and $21.7 million in 1995, 1994 and 1993, respectively.

                                    (Page 32)

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

SELECTED QUARTERLY FINANCIAL DATA

                                           Quarter Ended
In thousands           -----------------------------------------------------
except per share        Sep. 30        Dec. 31        Mar. 31        Jun. 30
----------------       --------       --------       --------       --------
FISCAL 1995:
Net sales              $218,838       $230,335       $268,064       $266,636
Gross profit             90,787         94,621        119,225        118,373
Net income               10,668         11,873         22,150         23,603
Earnings per
  share                    0.40           0.45           0.84           0.89
                       ========       ========       ========       ========
FISCAL 1994:
Net sales              $175,665       $195,167       $211,809       $219,872
Gross profit             70,018         76,913         88,429         94,620
Net income
  (loss)                (33,057)         4,088         11,090         13,791
Earnings (loss)
  per share               (1.51)          0.18           0.43           0.52
                       ========       ========       ========       ========

Earnings (loss) per share were computed independently for each quarter in 1994 and, therefore, do not equal the amount computed for the entire fiscal year.

In the first quarter of 1994, the company incurred a restructuring charge of $24.7 million ($20.4 million after taxes) related to the acquisition of Hertel and recognized the net cumulative effect of accounting changes of $15 million (after taxes). Net loss before the net cumulative effect of accounting changes was $18.1 million and net loss per share was $0.82.

STOCK PRICE RANGES AND DIVIDENDS PAID

The company's capital stock is traded on the New York Stock Exchange (symbol
KMT). The approximate number of shareholders of record as of August 10, 1995, was 2,870. Stock price ranges and dividends declared and paid were as follows:

                                          Quarter Ended
                        --------------------------------------------------
In dollars              Sep. 30       Dec. 31       Mar. 31       Jun. 30
----------              --------      --------      --------      --------
FISCAL 1995:
High                    $28           $29           $28-5/8       $35-3/4
Low                      24-1/8        23-1/4        23            26-3/4
Dividends                 0.15          0.15          0.15          0.15
                        ========      ========      ========      ========
FISCAL 1994:
High                    $19-1/16      $23           $29-9/16      $29-9/16
Low                      15-3/8        18-3/16       21-1/16       23-1/8
Dividends                 0.145         0.145         0.145         0.145
                        ========      ========      ========      ========

                                    (Page 33)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS OF KENNAMETAL INC.

We have audited the accompanying consolidated balance sheets of Kennametal Inc. and subsidiaries as of June 30, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kennametal Inc. and subsidiaries as of June 30, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.

As discussed in Notes 7 and 9 to the consolidated financial statements, effective July 1, 1993, the company changed its methods of accounting for income taxes and postretirement benefits other than pensions.

ARTHUR ANDERSEN LLP
-------------------
Arthur Andersen LLP
Pittsburgh, Pennsylvania
July 24, 1995

                                             (Page 34)

TEN-YEAR FINANCIAL HIGHLIGHTS

                                                    10-Year
                                             Notes    CAGR        1995         1994
                                             -----  -------     --------     --------
Dollars in thousands,
except per share data
OPERATING RESULTS
Net sales                                             11.2%     $983,873     $802,513
Cost of goods sold                                    11.1       560,867      472,533
Research and development                               4.9        18,744       15,201
Selling, marketing and distribution                   12.7       219,271      189,487
General and administrative                             6.4        55,853       58,612
Interest expense                                      11.6        12,793       13,811
Unusual or nonrecurring items                 (1)     n.m.           -         24,749
Income taxes                                          11.4        45,000       15,500
Accounting changes, net of tax                (2)     n.m.           -         15,003
Net income (loss)                             (3)     13.6        68,294       (4,088)
                                                      -----     --------     --------
FINANCIAL POSITION
Net working capital                                    3.9%     $184,072     $130,777
Inventories                                            5.4       200,680      158,179
Property, plant and equipment, net                     7.3       260,342      243,098
Total assets                                           9.1       781,609      697,532
Long-term debt, including capital leases               8.7        78,700       90,178
Total debt, including capital leases                  12.4       149,730      147,295
Total shareholders' equity                    (4)      6.1       391,885      322,836
                                                      -----     --------     --------
PER SHARE DATA
Earnings (loss)                               (3)     13.0%     $   2.58     $  (0.17)
Dividends                                              4.4          0.60         0.58
Book value (at year-end)                               5.5         14.75        12.25
Market price (at year-end)                            13.4         34.50        24.63
                                                      -----     --------     --------
OTHER DATA
Capital expenditures                                   6.0%     $ 43,371     $ 27,313
Number of employees (at year-end)                      2.5         7,030        6,600
Average shares outstanding (in thousands)     (4)      0.5        26,486       24,304
                                                      -----     --------     --------
KEY RATIOS
Sales growth                                                       22.6%        34.1%
Gross profit margin                                                43.0         41.1
Operating profit margin                                            13.1          8.3
Return on sales                               (3)                   6.9         n.m.
Return on equity                              (3)                  19.3         n.m.
Total debt to capital                                              27.6         31.3
Dividend payout                                                    23.3         n.m.
Inventory turnover                                                  3.1x         3.1x
Average sales per employee                             8.9%     $    146     $    125
                                                      -----     --------     --------

n.m. - Not meaningful
CAGR - Compound annual growth rate
Note 1.  Unusual charges (credits) reflect restructuring and integration costs associated with the acquisition of Hertel AG in 1994, settlement and partial reversal of accrued patent litigation costs in 1993, accrued patent litigation costs in 1991, and rationalization of production facilities and disposition of certain assets in 1986.
     2.  Accounting changes in 1994 reflect changes in the methods of accounting for postretirement health care and life insurance benefits (SFAS No. 106) and income taxes (SFAS No. 109).
     3.  Excluding unusual charges and accounting changes in 1994, net income was $31,330; earnings per share were $1.29; return on sales was 3.9 percent; and return on equity was 11.4 percent.
     4.  In 1994, the company issued approximately 4 million shares of capital stock for net proceeds of
         $73.6 million. In 1986, the company repurchased approximately 4.8 million shares of capital stock for $60 million.

                                                            (Page 35)

TEN-YEAR FINANCIAL HIGHLIGHTS (CONTINUED)

                                1993       1992       1991       1990       1989       1988       1987       1986
                              --------   --------   --------   --------   --------   --------   --------   --------
Dollars in thousands,
except per share data
OPERATING RESULTS
Net sales                     $598,496   $594,533   $617,833   $589,023   $472,200   $419,900   $354,450   $355,377
Cost of goods sold             352,773    362,967    358,529    342,434    274,929    244,026    205,682    217,999
Research and development        14,714     13,656     14,750     13,325     11,969      9,757     10,265     11,783
Selling, marketing and
  distribution                 144,850    137,494    136,319    123,286     94,934     84,820     72,400     70,175
General and administrative      41,348     45,842     49,219     42,648     31,443     29,497     29,767     29,209
Interest expense                 9,549     10,083     11,832     10,538      8,960      8,601      7,246      7,707
Unusual or nonrecurring
  items                         (1,738)       -        6,350        -          -          -          -       20,402
Income taxes                    14,000      8,100     17,300     23,000     20,900     19,100     14,400        200
Accounting changes,
  net of tax                       -          -          -          -          -          -          -          -
Net income (loss)               20,094     12,872     21,086     32,113     29,994     24,319     17,200        571
                              --------   --------   --------   --------   --------   --------   --------   --------
FINANCIAL POSITION
Net working capital           $120,877   $108,104   $ 88,431   $108,954   $ 91,032   $ 99,565   $102,271   $101,442
Inventories                    115,230    118,248    119,767    114,593    105,033     96,473     92,232     86,956
Property, plant and
  equipment, net               192,305    200,502    193,830    175,523    166,390    161,788    139,815    126,734
Total assets                   448,263    472,167    476,194    451,379    383,252    359,258    326,994    300,024
Long-term debt, including
  capital leases                87,891     95,271     73,113     81,314     57,127     74,405     72,085     69,286
Total debt, including
  capital leases               110,628    127,954    130,710    116,212     95,860    103,982     93,303     79,928
Total shareholders' equity     255,141    251,511    243,535    231,598    204,465    186,238    166,190    153,325
                              --------   --------   --------   --------   --------   --------   --------   --------
PER SHARE DATA
Earnings (loss)               $   0.93   $   0.60   $   1.00   $   1.54   $   1.45   $   1.19   $   0.85   $   0.03
Dividends                         0.58       0.58       0.58       0.58       0.56       0.52      0.485       0.43
Book value (at year-end)         11.64      11.64      11.42      11.02       9.84       9.04       8.15       7.58
Market price (at year-end)       16.75      17.13      17.81      17.25      15.88      18.38      15.44      11.50
                              --------   --------   --------   --------   --------   --------   --------   --------
OTHER DATA
Capital expenditures          $ 23,099   $ 36,555   $ 55,323   $ 35,998   $ 28,491   $ 46,336   $ 34,111   $ 24,083
Number of employees
  (at year-end)                  4,850      4,980      5,360      5,580      5,420      4,990      4,760      4,800
Average shares outstanding
  (in thousands)                21,712     21,452     21,094     20,872     20,696     20,526     20,322     20,582
                              --------   --------   --------   --------   --------   --------   --------   --------
KEY RATIOS
Sales growth                      0.7%     (3.8)%       4.9%      24.7%      12.5%      18.5%     (0.3)%       4.1%
Gross profit margin              41.1      38.9        42.0       41.9       41.8       41.9      42.0        38.7
Operating profit margin           7.5       5.8         9.6       11.4       12.5       12.3      10.3         7.4
Return on sales                   3.4       2.2         3.4        5.5        6.4        5.8       4.9         0.2
Return on equity                  8.1       5.2         8.7       14.9       15.4       13.9      10.9         0.4
Total debt to capital            30.2      33.7        34.9       33.4       31.9       35.8      36.0        34.3
Dividend payout                  62.4      96.7        58.0       37.7       38.6       43.7      57.1        n.m.
Inventory turnover                3.1x      3.0x        3.0x       3.1x       2.9x       2.4x      2.3x        2.1x
Average sales per employee    $    122   $    116   $    113   $    107   $     94   $     85   $     75   $     71
                              --------   --------   --------   --------   --------   --------   --------   --------