Form 10-K405, Exhibit 13
period 1996-06-30
KENNAMETAL INC
filed 1996-09-18
CIK 55242

EXHIBIT 13

                     KENNAMETAL INC. 1996 ANNUAL REPORT

                                  (Page 21)

[MANAGEMENT'S DISCUSSION AND ANALYSIS]

RESULTS OF OPERATIONS

The following discussion should be read in connection with the consolidated financial statements of the company and the related footnotes.

COMPARISON OF FISCAL 1996 AND FISCAL 1995

OVERVIEW. Net income for 1996 was $69.7 million, up 2 percent from $68.3 million last year. The 1996 results include a restructuring charge totaling $2.7 million ($0.06 per share) for the relocation of the North America Metalworking Headquarters and for the closure of a manufacturing facility in Canada. Excluding the restructuring charge, net income for 1996 was up
5 percent.

Earnings for 1996 increased because of the rapid growth in industrial supply sales, primarily through mail order and full service supply programs and from slightly higher sales of metalcutting products in each of the three metalworking markets. Earnings were affected by a less favorable sales mix and lower production levels. Further, costs associated with the implementation of new client-server information systems and focused factory programs reduced pretax earnings by $10.4 million during 1996.

In order to provide more meaningful information and to better reflect the strategic direction of the company, during 1996 Kennametal began to report sales by five markets: Metalworking North America, Metalworking Europe, Metalworking Asia-Pacific, Industrial Supply, and Mining and Construction. This is a revision to the three product sales classes used formerly, which were: Metalworking, Mining and Construction, and Metallurgical Powders. Since a growing portion of sales is being derived from industrial supplies, the company is reporting these sales separately. Sales of Metallurgical Powders will be combined with Mining and Construction. Prior year amounts have been reclassified to conform to the new presentation.

SALES AND MARKETS. Sales for the year ended June 30, 1996, were $1.1 billion, up 10 percent from $984 million last year. Sales increased in each of the five markets over 1995. Sales increased in 1996 because of slightly higher sales volumes and modest price increases.

Sales in the North America Metalworking market were flat compared to the prior year. Sales of metalcutting inserts and toolholding devices in the United States were flat as sales growth was affected by weak economic conditions. Sales of metalworking products in Canada increased 11 percent because of increased demand.

In the Europe Metalworking market, sales increased 7 percent because of higher sales volumes. Demand for metalworking products was slow in Germany, while sales grew at a faster pace in the United Kingdom and France. Demand in Europe was stronger in the first half of the fiscal year but slowed as the year progressed. In the Asia-Pacific Metalworking market, sales rose 11 percent as a result of increased demand. Sales also increased because, effective July 1, 1995, Kennametal began to consolidate its majority-owned subsidiaries in China and Japan. Excluding foreign currency translation effects, sales in the Europe and Asia-Pacific Metalworking markets increased 6 and 7 percent, respectively.




[SALES BY MARKET AND GEOGRAPHIC AREA]

Year ended June 30                    1996                         1995                     1994
                          ---------------------------   --------------------------    -----------------
                          Percent             Percent   Percent             Percent   Percent
(in thousands)            of Total   Amount   Change    of Total   Amount   Change    of Total   Amount
- --------------            --------   ------   -------   --------   ------   -------   --------   ------
BY MARKET:
Metalworking:
  North America             34%   $  368,481    --%        37%     $367,807    15%       40%     $318,734
  Europe                    25       271,004     7         26       254,037    35        23       188,791
  Asia-Pacific               3        35,854    46          3        24,579    22         2        20,102
Industrial Supply           24       256,703    28         20       201,152    28        20       157,694
Mining and Construction     14       147,921     9         14       136,298    16        15       117,192
                           ----   ----------    ---       ----     --------    ---      ----     --------
Net Sales                  100%   $1,079,963    10%       100%     $983,873    23%      100%     $802,513
                          -====   ==========    ===       ====     ========    ===      ====     ========
BY GEOGRAPHIC AREA:
Within the United States    62%   $  665,510    10%        62%     $606,623    17%       65%     $517,856
International               38       414,453    10         38       377,250    33        35       284,657
                           ----   ----------    ---       ----     --------    ---      ----     --------
Net Sales                  100%   $1,079,963    10%       100%     $983,873    23%      100%     $802,513
                           ====   ==========    ===       ====     ========    ===      ====     ========



                                  (Page 22)

The Industrial Supply market accounted for the largest percentage sales gain because of the rapid growth of mail order and full service supply programs. Sales rose 28 percent as a result of aggressive marketing programs, the successful geographic expansion program at J&L Industrial Supply and new and existing full service supply programs with large customers. During fiscal 1996, J&L opened seven locations and now operates a total of 18 locations in the United States and one location in the United Kingdom. Full service supply added 18 new contracts, bringing the total number to slightly more than 50 contracts covering more than 100 plant locations in 1996. Also, during June 1996, the company began transferring small customer accounts with an estimated sales value of $20 million from the North America Metalworking market to J&L Industrial Supply to provide added customer service and to further leverage J&L's full complement of metalcutting supplies. These sales will be included in the Industrial Supply market on a prospective basis.

Sales in the Mining and Construction market increased 9 percent over 1995 as a result of strong domestic demand for both mining and highway construction tools. International sales rose only slightly because of increased competition.

COSTS AND EXPENSES. As a percentage of sales, the gross profit margin for the year ended June 30, 1996, was 42.1 percent, compared to 43.0 percent last year. The gross profit margin benefited from higher sales volumes and modest price increases. These benefits were offset by a less favorable sales mix, slightly higher raw material costs, costs associated with the implementation of focused factory programs and reduced manufacturing efficiencies because of lower production levels.

Operating expenses as a percentage of sales were 30.4 percent, compared to
29.9 percent last year. Operating expenses increased 12 percent primarily because of costs related to the implementation of new client-server information systems, costs necessary to support the higher sales levels, and marketing and branch expansion programs at J&L Industrial Supply. Results of operations also include a restructuring charge related to the consolidation of the North America Metalworking Headquarters from Raleigh, N.C., to Latrobe, Pa., and the closure of a manufacturing facility in Canada. These pretax items were recorded during the fourth quarter of fiscal 1996 and amounted to $2.7 million.

Interest expense decreased 12 percent because of lower average borrowings and slightly lower interest rates. The effective tax rate was 38.6 percent in 1996, compared to 39.7 percent in 1995. The decrease in the effective tax rate resulted from additional tax benefits derived from international operations.

RESTRUCTURING CHARGE. During the fourth quarter of fiscal 1996, the company recorded a pretax charge of $2.7 million to relocate its North America Metalworking Headquarters from Raleigh, N.C., to Latrobe, Pa., and to close a manufacturing facility in Canada. The relocation is being made to globalize key functions and to provide a more efficient corporate structure. The action will affect approximately 300 employees in Raleigh, N.C., all of whom have been offered the opportunity to move to Latrobe, Pa. As a result, a pretax charge of $2.7 million was recorded to cover the related one-time costs of employee separation arrangements and early retirements. In connection with the relocation, the company will construct a new headquarters building at an estimated cost of $20 million.

Certain costs resulting from the relocation of employees, hiring and training new employees, and other costs resulting from the temporary duplication of certain operations have not been included in the one-time charge and will be included in operating expenses as incurred. The costs related to these items are estimated to be $9 million pretax and will be incurred during the next two years.

COMPARISON OF FISCAL 1995 AND FISCAL 1994

OVERVIEW. Net income for 1995 was $68.3 million, up from $31.3 million (before the restructuring charge and accounting changes) in 1994. Earnings increased in 1995 primarily because of higher sales volume, a more favorable sales mix and improved operating efficiency. The acquisition of Hertel reduced earnings by $2.6 million in 1994. However, earnings in 1995 increased substantially as the result of improved economic conditions and the successful turnaround and integration of Hertel in Europe. The results of operations for 1994 included the results of Hertel AG and its subsidiaries for 11 months.

SALES AND MARKETS. Sales for the year ended June 30, 1995, were $984 million, up 23 percent from $803 million in 1994. Sales in 1995 rose primarily because of higher sales volume, favorable foreign currency translation effects and modest price increases.

Sales in the North America Metalworking market increased 15 percent on higher sales volumes and modest price increases. Sales of metalcutting inserts and toolholding devices in the United States increased 16 percent because of increased demand for products.

                                   (Page 23)

Sales in the Europe Metalworking market rose 35 percent because of higher sales volumes and favorable foreign currency translation effects. Demand was particularly strong in Germany, while demand in the United Kingdom and France also grew, but at a slower pace than Germany. In the Asia-Pacific Metalworking market, sales rose 22 percent due to increased demand in the Pacific Rim.

In the Industrial Supply market, sales rose 28 percent because of the addition of five new locations at J&L Industrial Supply and additional full service supply programs.

Sales in the Mining and Construction market rose 16 percent because of increased demand for mining and highway construction tools in the United States and strong demand for carbide intermediate and diamond matrix powders.

COSTS AND EXPENSES. As a percentage of sales, the gross profit margin for 1995 was 43.0 percent, compared to 41.1 percent in 1994. The improvement in 1995 resulted from a better sales mix, favorable effects of foreign currency impacts of international sales manufactured in the United States and improved manufacturing efficiency. In addition, higher raw material costs generally were offset by increased selling prices.

Operating expenses increased 12 percent in 1995 primarily because of costs necessary to support the higher sales volume and increased spending on research and development and marketing activities. As a percentage of sales, operating expenses declined to 29.9 percent in 1995 as compared to
32.8 percent in 1994 because of higher sales volumes and improved operating efficiency, particularly in Europe.

In connection with the acquisition of Hertel AG, the company incurred a restructuring charge of $24.7 million ($20.4 million after taxes) in 1994 for costs associated with the closing of its manufacturing facility in Neunkirchen, Germany, and other integration activities. The restructuring was substantially complete in 1995.

Interest expense decreased slightly because of lower average borrowings and interest rates. The effective tax rate was 39.7 percent in 1995, compared to
58.7 percent in 1994. Excluding the effects of the Hertel restructuring charge, the effective tax rate was 39.1 percent in 1994.

LIQUIDITY AND CAPITAL RESOURCES

Kennametal's cash flow from operations is a primary source of financing for capital expenditures and internal growth. Additionally, the company maintains global credit lines with commercial banks totaling $230 million, of which $172 million was unused at June 30, 1996. The company and its subsidiaries generally obtain local financing through credit lines with commercial banks.

During 1996, the company generated $85 million in cash from operations, which was used primarily to finance $58 million of capital expenditures and to pay $16 million of cash dividends. Capital expenditures were made primarily for new client-server information systems, to modernize facilities and to upgrade machinery and equipment.

In January 1996, the company announced plans to build a $20-million facility in Shanghai, China, to manufacture cemented carbide metalcutting tools. Manufacturing is planned to commence early in calendar 1998.

During 1995, the company generated $57 million in cash from operations, which was used primarily to finance $43 million of capital expenditures and to pay $16 million of cash dividends. Capital expenditures were made to modernize facilities, to upgrade machinery and equipment, and to acquire new information systems.

During 1994, the company generated $30 million in cash from operations. Also, during 1994, the company acquired 81 percent of the shares of Hertel AG, a manufacturer of metalcutting tools and tooling systems based in Fuerth, Germany. The results of operations for 1994 included the results of Hertel AG and its subsidiaries for 11 months. The fair values of the assets acquired and liabilities assumed were $241 million and $194 million, respectively.

Also, during 1994, the company issued approximately 4 million shares of capital stock for net proceeds of $73.6 million. The proceeds were used to repay a bridge loan ($38.7 million) and certain borrowings under revolving credit agreements ($34.9 million) related to the acquisition of Hertel AG. Capital expenditures totaling $27 million were made to upgrade machinery and equipment and to modernize facilities.

Capital expenditures for fiscal 1997 are estimated to be $70-$80 million and will be used primarily to construct a new corporate headquarters and a manufacturing facility in China, to acquire additional client-server information systems and to upgrade machinery and equipment.

                                 (Page 24)

FINANCIAL CONDITION

Kennametal's financial condition continues to remain strong. Total assets were $799 million in 1996, up 2 percent from $782 million in 1995. Net working capital was $218 million, up 18 percent from the previous year. The ratio of current assets to current liabilities was 2.0 in 1996 as compared with 1.8 in 1995.

Accounts receivable increased 8 percent to $190 million because of increased sales. Inventories rose 2 percent to $205 million to support increased product demand and due to the growth of the Industrial Supply market. Inventory turnover was 3.0 in 1996 and 3.1 in 1995. Kennametal will continue to focus on ways to improve inventory turnover and overall asset utilization.

Total debt (including capital lease obligations) decreased 12 percent to $131 million in 1996. The ratio of total debt to total invested capital was
23.0 percent in 1996 as compared with 27.6 percent in 1995. In order to maintain financial flexibility and to optimize the cost of capital, Kennametal's financial objective is to maintain a debt-to-capital ratio of not more than 40 percent.

In 1995, Kennametal completed the restructuring and integration activities related to the acquisition of Hertel AG in 1994. Cash payments and other charges applied to the restructuring reserves totaled $26.1 million in 1995.

NEW ACCOUNTING STANDARDS

In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The company's required adoption date is July 1, 1996. SFAS No. 121 standardizes the accounting practices for the recognition and measurement of impairment losses on certain long-lived assets. The adoption of SFAS No. 121 will not have an impact on the financial statements, as the statement is consistent with existing company policy.

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." Under the provisions of SFAS No. 123, companies may elect to account for stock-based compensation plans using a fair-value-based method or may continue measuring compensation expense for those plans using the intrinsic-value-based method.

Companies electing to continue using the intrinsic-value-based method must provide pro forma disclosures of net income and earnings per share as if the fair-value-based method had been applied. Management intends to continue to account for stock-based compensation using the intrinsic-value-based method and, as such, SFAS No. 123 will not have an impact on the company's results of operations or financial position.

In 1994, the company changed its method of accounting for postretirement health care and life insurance benefits (SFAS No. 106) and income taxes
(SFAS No. 109). The net cumulative effect of these accounting changes resulted in a reduction in net income of $15 million. While these accounting changes did not affect cash flows in 1994, they significantly increased deferred tax assets and other noncurrent liabilities.

EFFECTS OF INFLATION

Despite modest inflation in recent years, rising costs continue to affect the company's businesses throughout the world. Kennametal strives to minimize the effects of inflation through cost containment, productivity efforts and price increases under highly competitive conditions.

OUTLOOK

In looking to fiscal 1997, management expects consolidated sales to increase from the $1.1 billion achieved this year. However, the outlook for the upcoming year will be based in part on the recoveries of the U.S. and European economies. In addition, future results could be affected to the extent that the company would make acquisitions.

Sales in the North America Metalworking market should benefit from slowly improving economic conditions in the United States and from increased sales through the marketing alliance with W.W. Grainger. Sales in the Europe Metalworking market are not expected to improve before early calendar 1997. Sales in the Asia-Pacific Metalworking market should improve as a result of increased demand in the Pacific Rim.

Sales in the Industrial Supply market should continue to benefit from the expansion of additional J&L Industrial Supply locations, from the transfer of customer accounts from the North America Metalworking operations, from growth in catalog sales and from additional full service supply programs. Further, if any slowdown is foreseen in other markets, investments into the Industrial Supply business could be accelerated. In addition, sales of mining and highway construction tools should continue to increase in existing and developing markets.

This annual report, including the letter to shareholders, the business discussion on pages 9-18 and the foregoing paragraphs of Outlook, contains "forward-looking statements" as defined by Section 21E of the Securities Exchange Act of 1934. Actual results can differ from those in the forward-looking statements to the extent that the economic conditions in the United States, Europe and, to a lesser extent, Asia-Pacific change from the company's expectations.

                                 (Page 26)

[CONSOLIDATED STATEMENTS OF INCOME]

Year ended June 30                                          1996         1995        1994
- -------------------------------------                    ----------    --------    --------
(in thousands, except per share data)
OPERATIONS
Net sales                                                $1,079,963    $983,873    $802,513
  Cost of goods sold                                        625,473     560,867     472,533
                                                         ----------    --------    --------
Gross profit                                                454,490     423,006     329,980
  Research and development expenses                          20,585      18,744      15,201
  Selling, marketing and distribution expenses              242,375     219,271     189,487
  General and administrative expenses                        65,417      55,853      58,612
  Restructuring charge                                        2,666          --      24,749
  Amortization of intangibles                                 1,596       2,165       3,996
                                                         ----------    --------    --------
Operating income                                            121,851     126,973      37,935
  Interest expense                                           11,296      12,793      13,811
  Other income (expense)                                      3,077        (886)      2,291
                                                         ----------    --------    --------
Income before taxes and cumulative effect of
  accounting changes                                        113,632     113,294      26,415
Provision for income taxes                                   43,900      45,000      15,500
                                                         ----------    --------    --------
Income before cumulative effect of accounting changes        69,732      68,294      10,915
Cumulative effect of accounting changes,
  net of income taxes:
  Postretirement benefits                                        --          --     (20,060)
  Income taxes                                                   --          --       5,057
                                                         ----------    --------    --------
Net income (loss)                                        $   69,732    $ 68,294    $ (4,088)
                                                         ==========    ========    ========
Per Share Data
Earnings before cumulative effect of accounting changes  $     2.62    $   2.58    $   0.45
Cumulative effect of accounting changes:
  Postretirement benefits                                        --          --       (0.83)
  Income taxes                                                   --          --        0.21
                                                         ----------    --------    --------
Earnings (loss) per share                                $     2.62    $   2.58    $  (0.17)
                                                         ==========    ========    ========
Dividends per share                                      $     0.60    $   0.60    $   0.58
                                                         ==========    ========    ========
Weighted average shares outstanding                          26,635      26,486      24,304
                                                         ==========    ========    ========
The accompanying notes are an integral part of these statements.

                                       (Page 27)

[CONSOLIDATED BALANCE SHEETS]

As of June 30                                                       1996             1995
- --------------                                                    --------         --------
(in thousands)
ASSETS
Current assets:
  Cash and equivalents                                            $ 17,090         $ 10,827
  Accounts receivable, less allowance for doubtful
    accounts of $9,296 and $12,106                                 189,820          175,405
  Inventories                                                      204,934          200,680
  Deferred income taxes                                             24,620           22,362
                                                                  --------         --------
  Total current assets                                             436,464          409,274
                                                                  --------         --------
Property, plant and equipment:
  Land and buildings                                               156,064          151,905
  Machinery and equipment                                          415,443          365,275
  Less accumulated depreciation                                   (304,400)        (256,838)
                                                                  --------         --------
  Net property, plant and equipment                                267,107          260,342
                                                                  --------         --------
Other assets:
  Investments in affiliated companies                                8,742            6,873
  Intangible assets, less accumulated amortization
    of $20,795 and $19,009                                          33,756           32,253
  Deferred income taxes                                             41,757           56,629
  Other                                                             11,665           16,238
                                                                  --------         --------
  Total other assets                                                95,920          111,993
                                                                  --------         --------
  Total assets                                                    $799,491         $781,609
                                                                  ========         ========
LIABILITIES
Current liabilities:
  Current maturities of term debt and capital leases              $ 17,543         $ 17,475
  Notes payable to banks                                            57,549           53,555
  Accounts payable                                                  64,663           60,211
  Accrued vacation pay                                              19,228           18,424
  Other                                                             59,830           75,537
                                                                  --------         --------
  Total current liabilities                                        218,813          225,202
                                                                  --------         --------
Term debt and capital leases, less current maturities               56,059           78,700
Deferred income taxes                                               20,611           20,998
Other liabilities                                                   52,559           51,615
                                                                  --------         --------
  Total liabilities                                                348,042          376,515
                                                                  --------         --------
Minority interest in consolidated subsidiaries                      12,500           13,209
                                                                  --------         --------
SHAREHOLDERS' EQUITY
  Preferred stock, 5,000 shares authorized; none issued                 --               --
  Capital stock, $1.25 par value; 70,000 shares authorized;
    29,370 shares issued                                            36,712           36,712
  Additional paid-in capital                                        87,417           85,768
  Retained earnings                                                351,594          297,838
  Treasury shares, at cost; 2,667 and 2,793 shares held            (35,734)         (36,737)
  Cumulative translation adjustments                                (1,040)           8,304
                                                                  --------         --------
  Total shareholders' equity                                       438,949          391,885
                                                                  --------         --------
  Total liabilities and shareholders' equity                      $799,491         $781,609
                                                                  ========         ========
The accompanying notes are an integral part of these statements.

                                       (Page 28)

[CONSOLIDATED STATEMENTS OF CASH FLOWS]

Year ended June 30                                         1996         1995         1994
- ------------------                                       -------      -------      -------
(in thousands)
OPERATING ACTIVITIES
Net income (loss)                                        $69,732      $68,294      $(4,088)
Adjustments for noncash items:
  Depreciation and amortization                           40,240       39,315       43,232
  Other                                                    9,000       11,953       14,984
Changes in certain assets and liabilities,
  net of effects from acquisitions:
  Accounts receivable                                    (20,359)     (23,815)     (11,352)
  Inventories                                             (9,758)     (34,389)       9,638
  Accounts payable and accrued liabilities                (1,342)      (9,340)     (18,007)
  Other                                                   (2,034)       4,615       (4,158)
                                                         -------      -------      -------
Net cash flow from operating activities                   85,479       56,633       30,249
                                                         -------      -------      -------
INVESTING ACTIVITIES
Purchases of property, plant and equipment               (57,556)     (43,371)     (27,313)
Disposals of property, plant and equipment                 6,348        3,725        6,716
Acquisition of Hertel AG, net of cash                         --           --      (19,595)
Other                                                      1,173       (5,268)      (2,344)
                                                         -------      -------      -------
Net cash flow used for investing activities              (50,035)     (44,914)     (42,536)
                                                         -------      -------      -------
FINANCING ACTIVITIES
Increase (decrease) in short-term debt                     5,019       (5,721)      11,246
Increase in term debt                                      7,780        8,163        5,715
Reduction in term debt                                   (28,278)      (9,721)     (64,098)
Net proceeds from issuance of capital stock                   --           --       73,594
Dividend reinvestment and employee stock plans             2,652        4,439        8,658
Cash dividends paid to shareholders                      (15,976)     (15,884)     (14,015)
Other                                                         --           --        2,731
                                                         -------      -------      -------
Net cash flow from (used for) financing activities       (28,803)     (18,724)      23,831
                                                         -------      -------      -------
Effect of exchange rate changes on cash                     (378)         642        1,497
                                                         -------      -------      -------
CASH AND EQUIVALENTS
Net increase (decrease) in cash and equivalents            6,263       (6,363)      13,041
Cash and equivalents, beginning                           10,827       17,190        4,149
                                                         -------      -------      -------
Cash and equivalents, ending                             $17,090      $10,827      $17,190
                                                         =======      =======      =======
SUPPLEMENTAL DISCLOSURES
Interest paid                                            $11,436      $12,569      $12,403
Income taxes paid                                         39,521       23,125       16,296

The accompanying notes are an integral part of these statements.

                                       (Page 29)

[CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY]

Year ended June 30                                         1996         1995         1994
- ------------------                                       --------     --------     --------
(in thousands)
CAPITAL STOCK
Balance at beginning of year                             $ 36,712     $ 36,712     $ 15,891
Issuance of capital stock                                      --           --        2,465
Stock split (2-for-1)                                          --           --       18,356
                                                         --------     --------     --------
Balance at end of year                                     36,712       36,712       36,712
                                                         --------     --------     --------
ADDITIONAL PAID-IN CAPITAL
Balance at beginning of year                               85,768       83,839       28,135
Dividend reinvestment and stock purchase plan                 882        1,015          424
Employee stock plans                                          767          914        2,507
Issuance of capital stock                                      --           --       71,129
Stock split (2-for-1)                                          --           --      (18,356)
                                                         --------     --------     --------
Balance at end of year                                     87,417       85,768       83,839
                                                         --------     --------     --------
RETAINED EARNINGS
Balance at beginning of year                              297,838      245,428      263,531
Net income (loss)                                          69,732       68,294       (4,088)
Cash dividends                                            (15,976)     (15,884)     (14,015)
                                                         --------     --------     --------
Balance at end of year                                    351,594      297,838      245,428
                                                         --------     --------     --------
TREASURY SHARES
Balance at beginning of year                              (36,737)     (39,247)     (44,974)
Dividend reinvestment and stock purchase plan                 537          938          590
Employee stock plans                                          466        1,572        5,137
                                                         --------     --------     --------
Balance at end of year                                    (35,734)     (36,737)     (39,247)
                                                         --------      -------     --------
CUMULATIVE TRANSLATION ADJUSTMENTS
Balance at beginning of year                                8,304       (3,360)      (7,442)
Current year translation adjustments                       (9,344)      11,664        4,082
                                                         --------     --------     --------
Balance at end of year                                     (1,040)       8,304       (3,360)
                                                         --------     --------     --------
PENSION LIABILITY ADJUSTMENT
Balance at beginning of year                                   --         (536)          --
Minimum pension liability adjustment                           --          536         (536)
                                                         --------     --------     --------
Balance at end of year                                         --           --         (536)
                                                         --------     --------     --------
Total shareholders' equity, June 30                      $438,949     $391,885     $322,836
                                                         ========     ========     ========
The accompanying notes are an integral part of these statements.

                                       (Page 30)

[NOTES TO CONSOLIDATED FINANCIAL STATEMENTS]

Note 1:
- -------
NATURE OF OPERATIONS

The company is a global enterprise engaged in the manufacture, purchase and distribution of a broad range of tools, tooling systems, supplies and services for the metalworking, mining and highway construction industries.

Note 2:
- -------
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented below to assist in evaluating the company's financial statements.

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the company and its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS. Temporary cash investments having original maturities of three months or less are considered cash equivalents. Cash equivalents consist principally of investments in money market funds and certificates of deposit.

ACCOUNTS RECEIVABLE included $16.6 million and $16.4 million of receivables from affiliates at June 30, 1996 and 1995, respectively.

INVENTORIES are carried at the lower of cost or market. The company uses the last-in, first-out (LIFO) method for determining the cost of a significant portion of its U.S. inventories. The remainder of inventories is determined under the first-in, first-out (FIFO) or average cost methods.

PROPERTY, PLANT AND EQUIPMENT are carried at cost. Major improvements are capitalized, while maintenance and repairs are generally expensed as incurred. Retirements and disposals are removed from cost and accumulated depreciation accounts, with the gain or loss reflected in income. Interest is capitalized during the construction of major facilities. Capitalized interest is included in the cost of the constructed asset and is amortized over its estimated useful life.

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

REVENUE RECOGNITION. The company recognizes revenue from product sales upon shipment to the customer.

NEW ACCOUNTING STANDARDS. In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The company's required adoption date is July 1, 1996. SFAS No. 121 standardizes the accounting practices for the recognition and measurement of impairment losses on certain long-lived assets. The adoption of SFAS No. 121 will not have an impact on the financial statements, as the statement is consistent with existing company policy.

                                 (Page 31)

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." Under the provisions of SFAS No. 123, companies may elect to account for stock-based compensation plans using a fair-value-based method or may continue measuring compensation expense for those plans using the intrinsic-value-based method.

Companies electing to continue using the intrinsic-value-based method must provide pro forma disclosures of net income and earnings per share as if the fair-value-based method had been applied. Management intends to continue to account for stock-based compensation using the intrinsic-value-based method and, as such, SFAS No. 123 will not have an impact on the company's results of operations or financial position.

NOTE 3:
- -------
HERTEL ACQUISITION AND RESTRUCTURING

On August 4, 1993, the company acquired 81 percent of the outstanding shares of Hertel AG (Hertel) for $43 million in cash and assumed $55 million in debt. Hertel is a manufacturer of metalcutting tools and tooling systems based in Fuerth, Germany. Since January 1, 1994, the company purchased additional shares of Hertel for $19 million, thereby increasing the company's ownership interest to 94 percent at June 30, 1996.

The acquisition of Hertel was accounted for under the purchase method, and accordingly, the results of operations of Hertel have been included in the accompanying consolidated financial statements since August 1993. The purchase price was allocated to assets acquired and liabilities assumed based on fair market values at the date of acquisition. The excess of the purchase price over the fair market value of the net assets acquired was recognized as goodwill and is being amortized over 20 years. The fair values of assets acquired and liabilities assumed are summarized as follows:

(in thousands)                                                        1994
- --------------                                                      --------
Current assets                                                      $114,800
Property, plant and equipment                                         70,200
Intangible assets (goodwill)                                           5,300
Deferred tax assets (see Note 8)                                      40,600
Other noncurrent assets                                               10,500
Current liabilities                                                  104,100
Long-term liabilities                                                 89,400

In connection with the acquisition of Hertel, Kennametal recognized a restructuring charge in 1994 of approximately $24.7 million ($20.4 million after taxes) related to closing its manufacturing facility in Neunkirchen, Germany, and other integration activities. Cash payments and other costs applied to the restructuring reserve were $6.2 million in 1995 and $18.5 million in 1994. The restructuring was substantially complete in 1995.

NOTE 4:
- -------
INVENTORIES

Inventories consisted of the following:

(in thousands)                                         1996           1995
- --------------                                       --------       --------
Finished goods                                       $169,108       $147,231
Work in process and powder blends                      59,326         65,231
Raw materials and supplies                             16,514         24,629
                                                     --------       --------
Inventories at current cost                           244,948        237,091
Less LIFO valuation                                   (40,014)       (36,411)
                                                     --------       --------
Total inventories                                    $204,934       $200,680
                                                     ========       ========

Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for a significant portion of U.S. inventories and the first-in, first-out (FIFO) method or average cost for other inventories. The company used the LIFO method of valuing its inventories for approximately 55 percent of total inventories at June 30, 1996 and 1995. The company uses the LIFO method for valuing the majority of its inventories in order to more closely match current costs with current revenues, thereby reducing the effects of inflation on earnings.

NOTE 5:
- -------
OTHER CURRENT LIABILITIES

Other current liabilities consisted of the following:

(in thousands)                                        1996            1995
- --------------                                      -------         -------
Federal and state income taxes                      $16,898         $19,060
Accrued compensation                                  7,259          14,139
Payroll, state and local taxes                        7,910           8,406
Accrued product warranty costs                        5,119           4,779
Accrued benefits                                      3,613           4,089
Accrued restructuring charge (see Note 11)            2,666              --
Accrued professional fees                             1,013           2,456
Accrued interest expense                                996           1,005
Other accrued expenses                               14,356          21,603
                                                    -------         -------
Total other current liabilities                     $59,830         $75,537
                                                    =======         =======

                                 (PAGE 32)

NOTE 6:
- -------
TERM DEBT AND CAPITAL LEASES

Term debt and capital lease obligations consisted of the following:

(in thousands)                                       1996            1995
- --------------                                      -------         -------
Senior notes, 9.64%, due in
  installments through 2000                         $40,000         $50,000
Borrowings outside the U.S., varying
  from 6.60% to 10.25% (1996)
  and 5.75% to 10.25% (1995),
  due in installments through 2003                   13,472          21,070
Lease of office facilities with terms
  expiring through 2011 at 6.75% to 7.55%            12,654          14,547
Other                                                 7,476          10,558
                                                    -------         -------
Total term debt and capital leases                   73,602          96,175
                                                    -------         -------
Less current maturities:
  Term debt                                         (16,016)        (15,782)
  Capital leases                                     (1,527)         (1,693)
                                                    -------         --------
  Total current maturities                          (17,543)        (17,475)
                                                    -------         -------
Long-term debt and capital leases                   $56,059         $78,700
                                                    =======         =======

Future principal maturities of term debt are $16.0 million, $11.4 million, $11.3 million, $15.0 million and $1.3 million, respectively, in fiscal years 1997 through 2001.

Certain of the term debt agreements contain various restrictions relating to, among other things, minimum net worth, maximum indebtedness, fixed charge coverage and debt guarantees.

Future minimum lease payments under capital leases for the next five years and in total are as follows:

(in thousands)
- --------------
Year ending June 30:
  1997                                                             $ 1,527
  1998                                                               1,527
  1999                                                               1,527
  2000                                                               1,527
  2001                                                               1,527
  After 2001                                                        11,286
                                                                   -------
Total future minimum lease payments                                 18,921
Less amount representing interest                                   (6,267)
                                                                   -------
Present value of minimum lease payments                            $12,654
                                                                   =======
Future minimum lease payments under operating leases with noncancelable terms beyond one year were not significant at June 30, 1996.

NOTE 7:
- -------
NOTES PAYABLE AND LINES OF CREDIT

Notes payable to banks of $57.5 million and $53.6 million at June 30, 1996 and 1995, respectively, represent short-term borrowings under U.S. and international credit lines with commercial banks. These credit lines totaled approximately $230 million at June 30, 1996, of which $172 million was unused. The weighted average interest rate for short-term borrowings was 5.6 percent and 6.1 percent at June 30, 1996 and 1995, respectively.

The company has available U.S. credit lines totaling $115 million that are covered by two revolving credit agreements. The primary revolving credit agreement allows the company to borrow up to $90 million at fixed or variable interest rates. This credit line expires during fiscal 2001 and requires the company to pay a facility fee on the total line. The company has the option to terminate this agreement in whole or in part at any time.

NOTE 8:
- -------
INCOME TAXES

Effective July 1, 1993, the company adopted SFAS No. 109, "Accounting for Income Taxes," which resulted in the recognition of net deferred tax liabilities of $5.6 million for temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes and net operating loss carryforwards in certain international operations. In connection with the adoption of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," the company recognized additional deferred tax assets at July 1, 1993, of $13.9 million. The net effect of these accounting changes resulted in the recognition of net deferred tax assets of $8.3 million and an increase in net income of $5.1 million in 1994.

Income before taxes and the provision for income taxes consisted of the following:

(in thousands)                         1996          1995          1994
- --------------                       --------      --------      --------
Income before taxes:
  United States                      $ 76,020      $ 83,401      $ 39,095
  International                        37,612        29,893       (12,680)
                                     --------      --------      --------
Total income before taxes            $113,632      $113,294      $ 26,415
                                     ========      ========      ========
Current income taxes:
  Federal                            $ 28,100      $ 26,500      $ 15,000
  State                                 5,500         6,100         3,100
  International                         1,800         4,000          (900)
                                     --------      --------      --------
  Total                                35,400        36,600        17,200
Deferred income taxes                   8,500         8,400        (1,700)
                                     --------      --------      --------
Provision for income taxes           $ 43,900      $ 45,000      $ 15,500
                                     ========      ========      ========
Effective tax rate                      38.6%         39.7%         58.7%
                                     ========      ========      ========
Note: Excluding the effects of the restructuring charge, the effective tax rate was 39.1 percent in 1994.

                                 (Page 33)

The reconciliation of income taxes computed using the statutory U.S. income tax rate and the provision for income taxes was as follows:

(in thousands)                          1996           1995           1994
- --------------                        -------        -------        -------
Income taxes at U.S.
  statutory rate                      $39,772        $39,653        $ 9,245
State income taxes, net of
  federal tax benefits                  3,575          3,981          2,018
Combined tax effects of
  international income                 (2,942)         1,288          2,883
International losses with no
  related tax benefits                    421            219          2,325
Other                                   3,074           (141)          (971)
                                      -------        -------        -------
Provision for income taxes            $43,900        $45,000        $15,500
                                      =======        =======        =======

Deferred tax assets and liabilities consisted of the following:

(in thousands)                                       1996            1995
- --------------                                      -------         -------
Deferred tax assets (liabilities):
  Net operating loss carryforwards                  $35,985         $52,923
  Other postretirement benefits                      14,649          14,122
  Inventory valuation and reserves                    6,836           6,643
  Accrued vacation compensation                       3,965           3,680
  Property and equipment                              2,547           2,866
  Other accruals                                      6,571           4,463
  Accumulated depreciation                          (20,611)        (20,998)
                                                    -------         -------
Total                                                49,942          63,699
  Less valuation allowance                           (4,176)         (5,706)
                                                    -------         -------
Net deferred tax assets                             $45,766         $57,993
                                                    =======         =======

Deferred income taxes have not been provided on cumulative undistributed earnings of international subsidiaries and affiliates. Any U.S. income taxes on such earnings, if distributed, would generally be offset by available foreign tax credits. In addition, there were no significant undistributed earnings of unconsolidated affiliates at June 30, 1996.

Included in deferred tax assets at June 30, 1996, are unrealized tax benefits totaling $36.0 million related to net operating loss carryforwards. The realization of these tax benefits is contingent on future taxable income in certain international operations. Of this amount, approximately $31.8 million relates to net operating loss carryforwards in Germany, which can be carried forward indefinitely. The company's operations in Germany are currently profitable.

The remaining unrealized tax benefits relate to net operating loss carryforwards in certain other international operations, which expire at various dates through 2002. The company established a valuation allowance of $4.2 million to offset the deferred tax benefits that may not be realized before the expiration of the carryforward periods.

NOTE 9:
- -------
PENSION BENEFITS

The components of net pension credit for the company's U.S. defined benefit pension plans were as follows:

(in thousands)                          1996           1995          1994
- --------------                        -------        -------       -------

Service cost                          $ 6,722        $ 5,906       $ 5,777
Interest cost                          13,688         13,016        12,345
Return on plan assets                 (45,888)       (37,746)       (8,885)
Net amortization and deferral          24,682         17,628       (11,099)
                                      -------        -------       -------
Net pension credit                    $  (796)       $(1,196)      $(1,862)
                                      =======        =======       =======

The funded status of the plans and amounts recognized in the consolidated balance sheets were as follows:

(in thousands)                                         1996           1995
- --------------                                       --------       --------
Plan assets, at fair value                           $269,380       $231,007
Present value of accumulated
  benefit obligations:
  Vested benefits                                     151,209        131,552
  Nonvested benefits                                    2,144          2,933
                                                     --------       --------
Accumulated benefit obligations                       153,353        134,485
Effect of future salary increases                      44,369         40,550
                                                     --------       --------
Projected benefit obligations                         197,722        175,035
                                                     --------       --------
Plan assets in excess of projected
  benefit obligations                                  71,658         55,972
Amounts not recognized in the
  financial statements:
  Unrecognized net assets
    from July 1, 1986                                 (14,509)       (16,689)
  Unrecognized prior service costs                        826            909
  Unrecognized net gains                              (52,312)       (36,037)
                                                     --------       --------
Prepaid pension costs                                $  5,663       $  4,155
                                                     ========       ========

Prepaid pension costs are included in other noncurrent assets.

                                (Page 34)

Plan assets consist principally of common stocks, corporate bonds and U.S. government securities. The significant actuarial assumptions used to determine the present value of pension benefit obligations were as follows:

                                                       1996            1995
                                                      -------         -------
Discount rate                                          7.50%           8.00%
Rate of future salary increases                        4.50%           5.00%
Rate of return on plan assets                          9.00%           9.00%

Pension plans of international subsidiaries are not required to report to U.S. government agencies pursuant to ERISA. The components of net pension cost for the company's significant international defined benefit pension plans were as follows:

(in thousands)                              1996          1995          1994
- --------------                             ------        ------        -----
Service cost                               $  735        $  231         $143
Interest cost                               1,573           967          833
                                           ------        ------         ----
Net pension cost                           $2,308        $1,198         $976
                                           ======        ======         ====

The return on plan assets and the net amortization and deferral in 1996 were $661 and $45, respectively. Similar amounts for 1995 and 1994 were not significant.

The funded status of the international plans and amounts recognized in the consolidated balance sheets were as follows:

(in thousands)                              June 30, 1996               June 30, 1995
- --------------                           -------------------         -------------------
                                          Assets     Accum.           Assets     Accum.
                                          Exceed    Benefits          Exceed    Benefits
                                          Accum.     Exceed            Accum.    Exceed
                                         Benefits    Assets          Benefits    Assets
                                         --------   --------         --------   --------
Plan assets, at fair value                $8,274    $     --          $7,456    $     --
Present value of
  accumulated benefit
  obligations:
  Vested benefits                          5,602      10,922           5,213      11,314
  Nonvested benefits                          13       2,618              12       2,555
                                          ------     -------          ------    --------
Accumulated benefit
  obligations                              5,615      13,540           5,225      13,869
Effect of future salary
  increases                                1,383         584           1,287         143
                                          ------     -------          ------    --------
Projected benefit
  obligations                              6,998      14,124           6,512      14,012
                                          ------    --------          ------    --------
Plan assets greater
  (less than) projected
  benefit obligations                      1,276     (14,124)            944     (14,012)
Amounts not recognized in
  the financial statements:
  Unrecognized net assets                   (905)         --            (944)         --
  Unrecognized net gains                    (413)         --              --          --
                                          ------    --------          ------    --------
  Net pension liability                   $  (42)   $(14,124)         $   --    $(14,012)
                                          ======    ========          ======    ========

Accrued pension costs are included in other noncurrent liabilities. Plan assets consist principally of common stocks, corporate bonds and government securities.

In connection with the acquisition of Hertel, the company assumed the unfunded vested benefit obligations of Hertel.

The significant actuarial assumptions used to determine the present value of pension benefit obligations for international plans were as follows:

                                                    1996            1995
                                                -----------     -----------
Discount rate                                   8.00%-7.50%     8.00%-7.75%
Rate of future salary increases                 5.50%-4.50%     5.50%-5.00%
Rate of return on plan assets                         9.00%           9.00%

Total pension cost (credit) for U.S. and international plans amounted to $2.1 million, $0.8 million and $(1.2) million in 1996, 1995 and 1994, respectively.

NOTE 10:
- --------
OTHER POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

The company presently provides varying levels of postretirement health care and life insurance benefits to most U.S. employees. Postretirement health care benefits are available to employees and their spouses retiring at or after age 65 with five or more years of service after age 40. Employees (and their spouses) retiring under age 65 before January 1, 1998, with 20 or more years of service after age 40 are also eligible to receive postretirement health care benefits. Beginning with retirements on or after January 1, 1998, Kennametal's portion of the costs of postretirement health care benefits will be capped at 1996 levels.

Effective July 1, 1993, the company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Under the new standard, the expected cost of providing such benefits must be accrued during the periods in which employees render the necessary service. The company previously expensed these costs as incurred. The cumulative effect of the change in accounting method resulted in a one-time charge to earnings of $34 million ($20.1 million after taxes) in 1994.

The components of other postretirement benefit costs for the company's U.S. plans were as follows (excluding the one-time charge in 1994):

(in thousands)                            1996          1995          1994
- --------------                           ------        ------        ------

Service cost                             $1,100        $  959        $1,080
Interest cost                             2,661         2,626         2,820
Net amortization and deferral                --           (32)           --
                                         ------        ------        ------
Other postretirement
  benefit costs                          $3,761        $3,553        $3,900
                                         ======        ======        ======

                                 (Page 35)

Accumulated postretirement benefit obligations and amounts recognized in the consolidated balance sheets were as follows:

(in thousands)                                         1996           1995
- --------------                                       --------       --------
Present value of accumulated
  benefit obligations:
  Retirees                                           $21,333        $19,692
  Fully eligible active participants                   6,862          6,335
  Other active participants                            9,321          8,604
                                                     -------        -------
Accumulated benefit obligations                       37,516         34,631
Plan assets, at fair value                                --             --
                                                     -------        -------
Accumulated benefit obligations
  in excess of plan assets                            37,516         34,631
Unrecognized net gains                                   626          2,231
                                                     -------        -------
Accrued postretirement benefits                      $38,142        $36,862
                                                     =======        =======

Included in other noncurrent liabilities were accrued postretirement benefits of $35.1 million and $33.5 million at June 30, 1996 and 1995, respectively.

The significant actuarial assumptions used to determine the present value of accumulated postretirement benefit obligations were as follows:

                                                    1996            1995
                                                   ------          ------
Discount rate                                       7.50%           8.00%
Rate of increase in health care costs:
  Initial rate                                      8.50%           9.00%
  Ultimate rate in 2003 and after                   5.00%           5.00%

A 1 percent increase in the health care cost trend rate would have increased other postretirement benefit costs by $0.2 million in 1996 and the accumulated benefit obligation by $1.7 million at June 30, 1996.

In 1995, the company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." Under this standard, employers must accrue the cost of separation and other benefits provided to former or inactive employees after employment but before retirement. The company's previous practice was to generally accrue these costs as they arose. The adoption of this standard did not have a material effect on the results of operations or financial position of the company. Postemployment benefit costs were not significant in 1996 and 1995.

NOTE 11:
- --------
RESTRUCTURING CHARGE

On April 29, 1996, the Board of Directors approved the company's plan (the
Plan) to relocate its North America Metalworking Headquarters from Raleigh, N.C., to Latrobe, Pa. In connection with the Plan, the company will construct a new headquarters at an estimated cost of $20 million. The relocation is being made to globalize key functions and to provide a more efficient corporate structure. The action will affect approximately 300 employees in Raleigh, N.C., all of whom have been offered the opportunity to move to Latrobe, Pa. As a result, a pretax charge of $2.0 million was recorded in the fourth quarter of fiscal 1996. The charge was taken to cover the one-time costs of employee separation arrangements and early retirement costs.

The costs resulting from the relocation of employees, hiring and training new employees, and other costs resulting from the temporary duplication of certain operations have not been included in the one-time charge and will be included in operating expenses as incurred. The costs related to these items are estimated to be approximately $9 million pretax and will be incurred during the next two years.

During the fourth quarter of fiscal 1996, the company also recorded a one-time pretax charge of $0.7 million related to the closure of a manufacturing facility in Canada. The supply of products produced at this location will be continued from other company locations.

NOTE 12:
- --------
FINANCIAL INSTRUMENTS

FAIR VALUE. The company had $17.1 million in cash and equivalents at June 30, 1996, which approximates fair value because of the short maturity of these investments.

The estimated fair value of term debt was $62.5 million at June 30, 1996. Fair value was determined using discounted cash flow analysis and the company's incremental borrowing rates for similar types of arrangements.

OFF-BALANCE-SHEET RISK. The company uses currency forward contracts in the normal course of business to hedge foreign currency exposures of underlying receivables and payables. These financial instruments involve credit risk in excess of the amount recognized in the financial statements. The company controls credit risk through credit evaluations, limits and monitoring procedures. There were no financial instruments with significant off-balance-sheet risk at June 30, 1996.

CONCENTRATIONS OF CREDIT RISK. Financial instruments that potentially subject the company to concentrations of credit risk consist primarily of temporary cash investments and trade receivables. By policy, the company makes temporary cash investments with high credit quality financial institutions. With respect to trade receivables, concentrations of credit risk are significantly reduced because the company serves numerous customers in many industries and geographic areas. As of June 30, 1996, the company had no significant concentrations of credit risk.

                                (Page 36)

NOTE 13:
- --------
STOCK ISSUANCE AND STOCK SPLIT

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

NOTE 14:
- --------
STOCK OPTIONS

Under stock option plans approved by shareholders in 1992 and 1988, stock options generally are granted to eligible employees at fair market value at the date of grant. Options are exercisable under specified conditions for up to 10 years from the date of grant. No options may be granted under the 1988 plan after October 1998, and no options may be granted under the 1992 plan after October 2002. No charges to income have resulted from the operation of the plans.

Under provisions of the plans, participants may deliver Kennametal stock in payment of the option price and receive credit for the fair market value of the shares on the date of delivery. Shares valued at $0.9 million (22,740 shares), $0.4 million (13,728 shares) and $1.2 million (62,934 shares) were delivered in 1996, 1995 and 1994, respectively.

Under the 1992 and 1988 plans, shares may be awarded to eligible employees without payment. The respective plans specify such shares are awarded in the name of the employee, who has all the rights of a shareholder, subject to certain restrictions or forfeitures. Such awards were not significant in 1996, 1995 and 1994 (see also Note 2).

Transactions under the company's stock option plans were as follows:

                                                                             1996 Option
Number of Shares                           1996       1995       1994      Prices Per Share
- ----------------                         --------   --------   --------    ----------------
Options outstanding, beginning of year    521,148    475,650    914,616      $24.75-14.50
Granted                                   580,500    204,950    100,000             37.06
Exercised                                (105,904)  (157,452)  (508,966)      24.75-14.50
Lapsed and forfeited                       (1,500)    (2,000)   (30,000)            37.06
                                         --------   --------   --------      ------------
Options outstanding, end of year          994,244    521,148    475,650      $37.06-16.00
                                         ========   ========   ========      ============
Exercisable at year-end                   960,970    281,482    235,504      $37.06-16.00
                                         ========   ========   ========      ============
Available for future grant                275,710    754,820    961,290
                                         ========   ========   ========

NOTE 15:
- --------
ENVIRONMENTAL MATTERS

The company has been involved in various environmental cleanup and remediation activities at several of its manufacturing facilities. In addition, the company has been named as a potentially responsible party at four Superfund sites in the United States. However, it is management's opinion, based on its evaluations and discussions with outside counsel and independent consultants, that the ultimate resolution of these environmental matters will not have a material adverse effect on the results of operations, financial position or cash flows of the company.

The company maintains a Corporate Environmental, Health and Safety (EH&S) Department as well as an EH&S Policy Committee to ensure compliance with environmental regulations and to monitor and oversee remediation activities. In addition, the company has established an EH&S administrator at each of its domestic manufacturing facilities. The company's financial management team periodically meets with members of the Corporate EH&S Department and the Corporate Legal Department to review and evaluate the status of environmental projects and contingencies. On a quarterly and annual basis, management establishes or adjusts financial provisions and reserves for environmental contingencies in accordance with SFAS No. 5, "Accounting for Contingencies."

NOTE 16:
- --------
SHAREHOLDER RIGHTS PLAN

Pursuant to the company's Shareholder Rights Plan, one-half of a right is associated with each share of capital stock. Each right entitles a shareholder to buy 1/100th of a share of a new series of preferred stock at a price of $105 (subject to adjustment).

The rights will be exercisable only if a person or group of persons acquires or intends to make a tender offer for 20 percent or more of the company's capital stock. If any person acquires 20 percent of the capital stock, each right will entitle the

                                 (Page 37)

shareholder to receive that number of shares of capital stock having a market value of two times the exercise price. If the company is acquired in a merger or other business combination, each right will entitle the shareholder to purchase at the exercise price that number of shares of the acquiring company having a market value of two times the exercise price. The rights will expire on November 2, 2000, and are subject to redemption by the company at $0.01 per right.

NOTE 17:
- --------

SEGMENT DATA

The company operates predominantly as a tooling supplier specializing in powder metallurgy, which represents a single business segment. The following table presents the company's operations by geographic area:

(in thousands)                        1996           1995          1994
- --------------                     ----------     ----------     --------
Sales:
  United States                    $  784,295     $  726,977     $610,320
  International                       430,962        390,358      296,702
                                   ----------     ----------     --------
  Total                             1,215,257      1,117,335      907,022
                                   ----------     ----------     --------
Intersegment transfers:
  United States                        97,343         92,939       70,005
  International                        37,951         40,523       34,504
                                   ----------     ----------     --------
  Total                               135,294        133,462      104,509
                                   ----------     ----------     --------
Net sales                          $1,079,963     $  983,873     $802,513
                                   ==========     ==========     ========
Operating income:
  United States                    $   79,517     $   95,228     $ 47,560
  International                        42,861         36,769       (8,263)
  Eliminations                           (527)        (5,024)      (1,362)
                                   ----------     ----------     --------
Total operating income                121,851        126,973       37,935
                                   ----------     ----------     --------
  Interest expense                    (11,296)       (12,793)     (13,811)
  Other income (expense)                3,077           (886)       2,291
                                   ----------     ----------     --------
Income before taxes                $  113,632     $  113,294     $ 26,415
                                   ==========     ==========     ========
Identifiable assets:
  United States                    $  495,452     $  462,812     $422,517
  International                       313,340        336,193      279,558
  Eliminations                        (28,500)       (31,001)     (26,455)
  Corporate                            19,199         13,605       21,912
                                   ----------     ----------      -------
Total assets                       $  799,491     $  781,609     $697,532
                                   ==========     ==========     ========

Intersegment transfers are accounted for at arm's-length prices, reflecting prevailing market conditions within the various geographic areas. Such sales and associated costs are eliminated in the consolidated financial statements.

Identifiable assets are those assets that are identified with the operations in each geographic area. Corporate assets consist mainly of cash and cash equivalents, investments in affiliated companies and other assets.

Sales to a single customer did not aggregate 10 percent or more of total sales. Export sales from U.S. operations to unaffiliated customers were $21.4 million, $27.4 million and $22.7 million in 1996, 1995 and 1994, respectively.

                                 (Page 38)

[QUARTERLY FINANCIAL INFORMATION] Unaudited

SELECTED QUARTERLY FINANCIAL DATA

                                                 Quarter Ended
                                    -----------------------------------------
(in thousands, except per share)    Sep. 30    Dec. 31    Mar. 31    Jun. 30
- --------------------------------    --------   --------   --------   --------
FISCAL 1996:
Net sales                           $254,903   $259,174   $286,095   $279,791
Gross profit                         106,442    107,804    123,966    116,278
Net income                            13,639     13,876     23,364     18,853
Earnings per share                      0.51       0.52       0.88       0.71

FISCAL 1995:
Net sales                           $218,838   $230,335   $268,064   $266,636
Gross profit                          90,787     94,621    119,225    118,373
Net income                            10,668     11,873     22,150     23,603
Earnings per share                      0.40       0.45       0.84       0.89

During the fourth quarter of 1996, the company recorded a restructuring charge of $2.7 million ($1.6 million after taxes) related to the relocation of the North America Metalworking Headquarters and for the closure of a manufacturing facility in Canada.

STOCK PRICE RANGES AND DIVIDENDS PAID

The company's capital stock is traded on the New York Stock Exchange (symbol
KMT). The number of shareholders of record as of August 9, 1996, was 2,863. Stock price ranges and dividends declared and paid were as follows:

                                                 Quarter Ended
                                    ----------------------------------------
(in thousands, except per share)    Sep. 30    Dec. 31    Mar. 31    Jun. 30
- --------------------------------    -------    -------    -------    -------
FISCAL 1996:
High                                $41 1/8    $36 1/4    $37 1/4    $38 1/4
Low                                  34 5/8     28 3/4     27 3/4     33 5/8
Dividends                             0.15       0.15       0.15       0.15

FISCAL 1995:
High                                $28        $29        $28 5/8    $35 3/4
Low                                  24 1/8     23 1/4     23         26 3/4
Dividends                             0.15       0.15       0.15       0.15

[REPORT OF MANAGEMENT]

TO THE SHAREHOLDERS OF KENNAMETAL INC.

The management of Kennametal Inc. is responsible for the integrity of all information contained in this report. The financial statements and related information were prepared by management in accordance with generally accepted accounting principles and, as such, contain amounts that are based on management's best judgment and estimates.

Management maintains a system of policies, procedures and controls designed to provide reasonable, but not absolute, assurance that the financial data and records are reliable in all material respects and that assets are safeguarded from improper or unauthorized use. The company maintains an active internal audit department that monitors compliance with this system.

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

Kennametal has always placed the utmost importance on conducting its business activities in accordance with the spirit and letter of the law and the highest ethical standards. This philosophy is embodied in a code of business ethics and conduct, which is distributed annually to all employees.

/s/  ROBERT L. MCGEEHAN
- -------------------------------
Robert L. McGeehan
President and
Chief Executive Officer

/s/  RICHARD J. ORWIG
- -------------------------------
Richard J. Orwig
Vice President
Chief Financial and Administrative Officer

                                (Page 39)

[REPORT OF AUDIT COMMITTEE]

TO THE SHAREHOLDERS OF KENNAMETAL INC.

The Audit Committee of the Board of Directors is composed of three independent directors and met six times during fiscal year 1996.

The Audit Committee monitors the company's financial reporting process for accuracy, completeness and timeliness. In fulfilling its responsibility, the committee recommended to the Board of Directors the reappointment of Arthur Andersen LLP as the company's independent public accountants. The Audit Committee reviewed with management, the internal auditors and the independent public accountants the overall scope and specific plans for their respective audits. The committee evaluated with management Kennametal's annual and quarterly reporting process and the adequacy of the company's internal controls. The committee met with the internal auditors and independent public accountants, with and without management present, to review the results of their examinations, their evaluations of the company's internal controls and the overall quality of Kennametal's financial reporting.

The Audit Committee participates in a self-assessment program whereby the composition, activities and interactions of the committee are periodically evaluated by the committee. The purpose of the program is to provide guidance with regard to the continual fulfillment of the committee's responsibilities.

/s/  RICHARD C. ALBERDING
- -------------------------------
Richard C. Alberding
Chairman, Audit Committee


[REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS]

TO THE SHAREHOLDERS OF KENNAMETAL INC.

We have audited the accompanying consolidated balance sheets of Kennametal Inc. and subsidiaries as of June 30, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kennametal Inc. and subsidiaries as of June 30, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

As discussed in Notes 8 and 10 to the consolidated financial statements, effective July 1, 1993, the company changed its methods of accounting for income taxes and postretirement benefits other than pensions.

/s/  ARTHUR ANDERSEN LLP
- ------------------------------
Arthur Andersen LLP
Pittsburgh, Pennsylvania
July 22, 1996

                                          (Page 40)

[TEN-YEAR FINANCIAL HIGHLIGHTS]

(dollars in thousands,
except per share data)             Notes      10-YR CAGR     1996       1995      1994
- ----------------------             -----      ----------  ----------   --------   --------
OPERATING RESULTS
Net sales                                        11.8%    $1,079,963   $983,873   $802,513
Cost of goods sold                               11.1        625,473    560,867    472,533
Research and development expenses                 5.7         20,585     18,744     15,201
Selling, marketing and distribution
  expenses                                       13.2        242,375    219,271    189,487
General and administrative expenses               8.4         65,417     55,853     58,612
Interest expense                                  3.9         11,296     12,793     13,811
Unusual or nonrecurring items       (1)          n.m.          2,666         --     24,749
Provision for income taxes                       71.5         43,900     45,000     15,500
Accounting changes, net of tax      (2)          n.m.             --         --     15,003
Net income (loss)                   (3)          61.7         69,732     68,294     (4,088)

FINANCIAL POSITION
Net working capital                               7.9%    $  217,651   $184,072   $130,777
Inventories                                       9.0        204,934    200,680    158,179
Property, plant and equipment, net                7.7        267,107    260,342    243,098
Total assets                                     10.3        799,491    781,609    697,532
Long-term debt, including capital
  leases                                         (2.1)        56,059     78,700     90,178
Total debt, including capital leases              5.1        131,151    149,730    147,295
Total shareholders' equity          (4)          11.1        438,949    391,885    322,836

PER SHARE DATA
Earnings (loss)                     (3)          56.4%    $     2.62   $   2.58   $  (0.17)
Dividends                                         3.4           0.60       0.60       0.58
Book value (at year-end)                          8.0          16.44      14.75      12.25
Market price (at year-end)                       11.4          34.00      34.50      24.63

OTHER DATA
Capital expenditures                              9.1%    $   57,556   $ 43,371   $ 27,313
Number of employees (at year-end)                 4.2          7,260      7,030      6,600
Average sales per employee                        7.9     $      152   $    146   $    125
Average shares outstanding
  (in thousands)                    (4)           2.6         26,635     26,486     24,304

KEY RATIOS
Sales growth                                                     9.8%      22.6%      34.1%
Gross profit margin                                             42.1       43.0       41.1
Operating profit margin                                         11.7       13.1        8.3
Return on sales                     (3)                          6.5        6.9       n.m.
Return on equity                    (3)                         17.0       19.3       n.m.
Total debt to capital                                           23.0       27.6       31.3
Dividend payout                     (5)                         27.5       37.9       62.8
Inventory turnover                                               3.0x       3.1x       3.1x

n.m. -- Not meaningful
CAGR -- Compound annual growth rate

Note  1. Unusual charges (credits) reflect restructuring charges for the relocation of the
         North America Metalworking Headquarters from Raleigh, N.C., to Latrobe, Pa., and to close a manufacturing facility in 1996, restructuring and integration costs associated with the acquisition of Hertel AG in 1994, settlement and partial reversal of accrued patent litigation costs in 1993 and accrued patent litigation costs in 1991.
      2. Accounting changes in 1994 reflect changes in the methods of accounting for postretirement health care and life insurance benefits (SFAS No. 106) and income taxes (SFAS No. 109).
      3. Excluding unusual charges and accounting changes in 1994, net income was $31,330;
         earnings per share were $1.29; return on sales was 3.9 percent; and return on equity was 11.4 percent.
      4. In 1994, the company issued approximately 4 million shares of capital stock for net proceeds of $73.6 million.
      5. Uses a trailing three-year average earnings and excludes unusual charges (credits).



                                                  (Page 41)

[TEN-YEAR FINANCIAL HIGHLIGHTS CONTINUED]

(dollars in thousands,
except per share data)                   1993      1992      1991      1990      1989      1988      1987
- ----------------------                 --------  --------  --------  --------  --------  --------  --------
OPERATING RESULTS
Net sales                              $598,496  $594,533  $617,833  $589,023  $472,200  $419,900  $354,450
Cost of goods sold                      352,773   362,967   358,529   342,434   274,929   244,026   205,682
Research and development expenses        14,714    13,656    14,750    13,325    11,969     9,757    10,265
Selling, marketing and distribution
  expenses                              144,850   137,494   136,319   123,286    94,934    84,820    72,400
General and administrative expenses      41,348    45,842    49,219    42,648    31,443    29,497    29,767
Interest expense                          9,549    10,083    11,832    10,538     8,960     8,601     7,246
Unusual or nonrecurring items            (1,738)       --     6,350        --        --        --        --
Provision for income taxes               14,000     8,100    17,300    23,000    20,900    19,100    14,400
Accounting changes, net of tax               --        --        --        --        --        --        --
Net income (loss)                        20,094    12,872    21,086    32,113    29,994    24,319    17,200

FINANCIAL POSITION
Net working capital                    $120,877  $108,104  $ 88,431  $108,954  $ 91,032  $ 99,565  $102,271
Inventories                             115,230   118,248   119,767   114,593   105,033    96,473    92,232
Property, plant and equipment, net      192,305   200,502   193,830   175,523   166,390   161,788   139,815
Total assets                            448,263   472,167   476,194   451,379   383,252   359,258   326,994
Long-term debt, including capital
  leases                                 87,891    95,271    73,113    81,314    57,127    74,405    72,085
Total debt, including capital leases    110,628   127,954   130,710   116,212    95,860   103,982    93,303
Total shareholders' equity              255,141   251,511   243,535   231,598   204,465   186,238   166,190

PER SHARE DATA
Earnings (loss)                        $   0.93  $   0.60  $   1.00  $   1.54  $   1.45  $   1.19  $   0.85
Dividends                                  0.58      0.58      0.58      0.58      0.56      0.52     0.485
Book value (at year-end)                  11.64     11.64     11.42     11.02      9.84      9.04      8.15
Market price (at year-end)                16.75     17.13     17.81     17.25     15.88     18.38     15.44

OTHER DATA
Capital expenditures                   $ 23,099  $ 36,555  $ 55,323  $ 35,998  $ 28,491  $ 46,336  $ 34,111
Number of employees (at year-end)         4,850     4,980     5,360     5,580     5,420     4,990     4,760
Average sales per employee             $    122  $    116  $    113  $    107  $     94  $     85  $     75
Average shares outstanding
  (in thousands)                         21,712    21,452    21,094    20,872    20,696    20,526    20,322

KEY RATIOS
Sales growth                                0.7%     (3.8)%     4.9%     24.7%     12.5%     18.5%     (0.3)%
Gross profit margin                        41.1      38.9      42.0      41.9      41.8      41.9      42.0
Operating profit margin                     7.5       5.8       9.6      11.4      12.5      12.3      10.3
Return on sales                             3.4       2.2       3.4       5.5       6.4       5.8       4.9
Return on equity                            8.1       5.2       8.7      14.9      15.4      13.9      10.9
Total debt to capital                      30.2      33.7      34.9      33.4      31.9      35.8      36.0
Dividend payout                            65.4      52.4      41.7      41.6      48.1      58.6      65.2
Inventory turnover                          3.1x      3.0x      3.0x      3.1x      2.9x      2.4x      2.3x
