Form 10-K405, Exhibit 13
period 1997-06-30
KENNAMETAL INC
filed 1997-09-18
CIK 55242

KENNAMETAL INC. 1997 ANNUAL REPORT

                                   (PAGE 21)

MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations
---------------------
The following discussion should be read in connection with the consolidated financial statements of Kennametal (the company) and the related footnotes.

Comparison of Fiscal 1997 and Fiscal 1996
-----------------------------------------
OVERVIEW. Net income for 1997 was $72.0 million, compared to $69.7 million last year. While revenues and earnings rose to records, earnings were affected by weakness in the European market, primarily in Germany, and from negative effects of foreign currency translations due to the strength of the U.S. dollar. Earnings for 1997 also were affected by additional costs related to the J&L Industrial Supply (J&L) showroom expansion program, integration of new client-server information systems and relocation and related costs associated with the construction of a new world headquarters in Latrobe, Pa. Earnings in 1997 benefited from slightly higher sales of metalworking products in North America and from higher sales of metalworking products and industrial supplies sold to the Industrial Supply market through mail order and Full Service Supply programs.

SALES AND MARKETS. Sales for the year ended June 30, 1997, were $1.2 billion, up 7 percent from $1.1 billion last year. Sales primarily increased in 1997 because of higher sales of metalworking products and industrial supplies sold to the Industrial Supply market through J&L and through Full Service Supply programs. The increase in sales was offset in part by lower sales of metalworking products in Europe due to weak economic conditions, especially the German market, and from negative foreign currency translation effects.

Sales in the North America Metalworking market increased 3 percent over 1996, despite the transfer of small customer accounts to J&L, as a result of improved economic conditions in the United States and from the continued emphasis on milling and drilling products. Sales in Canada rose 15 percent because of increased sales of metalworking products to aerospace and automotive companies. Additionally, sales of traditional metalworking products sold through all sales channels in North America, including sales through the Industrial Supply market, increased 7 percent.

Sales in the Europe Metalworking market decreased 7 percent. Demand for metalworking products continued to be slow due to weak economic conditions in Europe, primarily in the German market. Demand in Europe was weak for most of 1997 but began to show improvement during the fourth quarter of fiscal 1997. Despite the economic situation in Europe, sales continued to post gains in the United Kingdom and France. In the Asia Pacific Metalworking market, sales rose 16 percent as a result of increased demand in China, Japan and Taiwan, although sales were affected by soft economic conditions in Korea and Thailand. Excluding foreign currency translation effects, sales in the Europe Metalworking market decreased 2 percent, while sales in the Asia Pacific Metalworking market increased 21 percent.

The Industrial Supply market was the major contributor to the overall sales increase because of the continual growth of mail order and Full Service Supply programs. Sales rose 28 percent primarily because of the expanded product offering of over 20,000 new stock keeping units (SKUs) in the J&L 1997 master catalog, from the addition of five new showrooms and from innovative marketing programs. Full Service Supply programs increased, to a lesser extent, from the



SALES BY MARKET AND GEOGRAPHIC AREA

Year ended June 30                        1997                              1996                        1995
------------------          ------------------------------    ------------------------------    --------------------
(in thousands)              Percent                Percent    Percent                Percent    Percent
                            of Total     Amount    Change     of Total     Amount    Change     of Total     Amount
                            --------  ----------   -------    --------  ----------   -------    --------    --------
BY MARKET
Metalworking:
   North America               33%    $  378,679      3%        34%     $  368,481     --%         37%      $367,807
   Europe                      22        251,304     (7)        25         271,004      7          26        254,037
   Asia Pacific                 4         41,425     16          3          35,854     46           3         24,579
Industrial Supply              28        328,531     28         24         256,703     28          20        201,152
Mining and Construction        13        156,404      6         14         147,921      9          14        136,298
                              ----    ----------     ---       ----     ----------     ---        ----      --------
Net sales                     100%    $1,156,343      7%       100%     $1,079,963     10%        100%      $983,873
                              ====    ==========     ===       ====     ==========     ===        ====      ========
BY GEOGRAPHIC AREA
Within the United States       65%    $  752,268     13%        62%     $  665,510      10%        62%      $606,623
International                  35        404,075     (3)        38         414,453      10         38        377,250
                              ----    ----------     ---       ----     ----------      ---       ----      --------
Net sales                     100%    $1,156,343      7%       100%     $1,079,963      10%       100%      $983,873
                              ====    ==========     ===       ====     ==========      ===       ====      ========


                                    (PAGE 22)

continued ramp-up of existing Full Service Supply programs. Also contributing to the sales increase was the acquisition of two industrial supply companies during the fourth quarter of 1997. The acquired companies had annual sales of $36 million in their latest fiscal year and will provide four additional showroom locations in the Midwest. Excluding these acquisitions, the Industrial Supply market sales increased 26 percent. At June 30, 1997, the company now operates a total of 28 showrooms, including six distribution centers in the United States and one in the United Kingdom, and provides Full Service Supply programs to around 60 customers covering about 120 different facilities.

Sales in the Mining and Construction market increased 6 percent from 1996 as a result of increased domestic and international demand for mining tools. Highway construction tool sales were flat in the United States, while international sales declined slightly as a result of weak economic conditions in Europe.

COSTS AND EXPENSES. As a percentage of sales, gross profit margin for the year ended June 30, 1997, was 42.2 percent, compared to 42.1 percent last year. The gross profit margin improved slightly as a result of the positive effects of productivity improvements related to the Focused Factory initiative. These benefits were partially offset by a less favorable sales mix coupled with unfavorable foreign currency translation effects.

Operating expenses as a percentage of sales were 31.0 percent, compared to
30.4 percent last year, excluding the effects of the one-time restructuring charge in fiscal 1996. Operating expenses increased primarily because of higher costs related to the J&L showroom expansion program, including higher direct mail costs and increased direct marketing in new territories in the United States and in Europe. Operating expenses also increased from higher costs to support new and existing Full Service Supply programs, from the integration of new client-server information systems, from higher research and development costs and from relocation and related costs of $4.7 million associated with the construction of a new world headquarters.

Interest expense decreased 8 percent because of lower average borrowings coupled with slightly lower interest rates. The effective tax rate was
38.4 percent in 1997, compared to 38.6 percent in 1996. The decrease in the effective tax rate resulted from additional tax benefits derived from international operations.

Comparison of Fiscal 1996 and Fiscal 1995
-----------------------------------------
OVERVIEW. Net income for 1996 was $69.7 million, up 2 percent from $68.3 million in 1995. The 1996 results included a restructuring charge totaling $2.7 million ($0.06 per share) for the relocation of the North America Metalworking Headquarters and for the closure of a manufacturing facility in Canada. Excluding the restructuring charge, net income for 1996 was up 5 percent.

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

SALES AND MARKETS. Sales for the year ended June 30, 1996, were $1.1 billion, up 10 percent from $984 million in 1995. Sales increased in each of the five markets over 1995. Sales increased in 1996 because of slightly higher sales volumes and modest price increases.

Sales in the North America Metalworking market were flat compared to the prior year. Sales of metalcutting inserts and toolholding devices in the United States were flat, as sales growth was affected by weak economic conditions. Sales of metalworking products in Canada increased 11 percent because of increased demand.

In the Europe Metalworking market, sales increased 7 percent because of higher sales volumes. Demand for metalworking products was slow in Germany, while sales grew at a faster pace in the United Kingdom and France. Demand in Europe was stronger in the first half of the fiscal year but slowed as the year progressed. In the Asia Pacific Metalworking market, sales rose 11 percent as a result of increased demand. Sales also increased because, effective July 1, 1995, Kennametal began to consolidate its majority-owned subsidiaries in China and Japan. Excluding foreign currency translation effects, sales in the Europe and Asia Pacific Metalworking markets increased 6 and 7 percent, respectively.

The Industrial Supply market accounted for the largest percentage sales gain because of the rapid growth of mail order and Full Service Supply programs. Sales rose 28 percent as a result of aggressive marketing programs, the successful geographic showroom expansion program at J&L and new and existing Full Service Supply programs with large customers. During fiscal 1996, J&L opened seven showroom locations and at the end of fiscal 1996 operated a total of 18 showrooms in the United States and one location in the United Kingdom. Full Service Supply added 18 new contracts, bringing the total number to slightly more than 50 contracts covering more than 100 plant locations in 1996. Also, during June 1996, the company began transferring small customer accounts from the North America Metalworking market to J&L to provide added customer service and to further leverage J&L's full complement of metalcutting supplies.

Sales in the Mining and Construction market increased 9 percent over 1995 as a result of strong domestic demand for both mining and highway construction tools. International sales rose only slightly because of increased competition.

COSTS AND EXPENSES. As a percentage of sales, gross profit margin for the year ended June 30, 1996, was 42.1 percent, compared to 43.0 percent in 1995. The gross profit margin benefited from higher sales volumes and modest price increases. These benefits were offset by a less favorable sales mix, slightly higher raw material costs, costs associated with the implementation of Focused Factory programs and reduced manufacturing efficiencies because of lower production levels.

                                    (PAGE 23)

Operating expenses as a percentage of sales were 30.4 percent, compared to
29.9 percent in 1995. Operating expenses increased 12 percent primarily because of costs related to the implementation of new client-server information systems, costs necessary to support the higher sales levels, and marketing and showroom expansion programs at J&L. Results of operations also included a restructuring charge related to the consolidation of the North America Metalworking Headquarters from Raleigh, N.C., to Latrobe, Pa., and the closure of a manufacturing facility in Canada. These pretax items were recorded during the fourth quarter of fiscal 1996 and amounted to $2.7 million.

Interest expense decreased 12 percent because of lower average borrowings and slightly lower interest rates. The effective tax rate was 38.6 percent in 1996, compared to 39.7 percent in 1995. The decrease in the effective tax rate resulted from additional tax benefits derived from international operations.

RESTRUCTURING CHARGE. During the fourth quarter of fiscal 1996, the company recorded a pretax charge of $2.7 million to relocate its North America Metalworking Headquarters from Raleigh, N.C., to Latrobe, Pa., and to close a manufacturing facility in Canada. The relocation was made to globalize key functions and to provide a more efficient corporate structure. As a result, a pretax charge of $2.7 million was recorded to cover the related one-time costs of employee separation arrangements and early retirements. In connection with the relocation, the company is constructing a new world headquarters building estimated to cost $20 million.

Certain costs resulting from the relocation of employees, hiring and training new employees, and other costs resulting from the temporary duplication of certain operations were not included in the one-time charge and will be included in operating expenses as incurred. The costs related to these items were estimated to be $9 million pretax and will be incurred during fiscal 1997 and 1998.

Liquidity and Capital Resources
-------------------------------
Kennametal's cash flow from operations is a primary source of financing for capital expenditures and internal growth. Additionally, the company maintains global credit lines with commercial banks totaling $280 million, of which $160 million was unused at June 30, 1997. The company and its subsidiaries generally obtain local financing through credit lines with commercial banks.

During 1997, the company generated $99.9 million in cash from operations. Cash provided by operations increased from 1996 primarily because of lower working capital requirements and slightly higher net income. Capital expenditures, totaling $73.8 million, are being made to construct a new world headquarters in Latrobe, Pa., and a manufacturing facility in China, for new client-server information systems and to upgrade machinery and equipment. Additionally, the company paid $17.5 million of cash dividends and paid $19 million to acquire five small companies throughout 1997. The effects of the acquisitions were not significant to the company.

On January 31, 1997, the company initiated a stock repurchase program to repurchase from time to time up to a total of 1.6 million shares of its outstanding capital stock. During the year ended June 30, 1997, the company repurchased approximately 781,000 shares of its common stock at a total cost of approximately $28.7 million. The repurchases were made in the open market or in negotiated or other permissible transactions. The repurchase of common stock was financed principally by cash from operations and short-term borrowings.

On July 2, 1997, an initial public offering (IPO) of approximately 4.9 million shares of common stock at a price of $20 per share of JLK Direct Distribution Inc. (JLK), a newly formed subsidiary of the company, was consummated. JLK operates the industrial supply operations consisting of the company's wholly owned J&L subsidiary and its Full Service Supply programs. The net proceeds from the offering were approximately $90 million and represented approximately 20 percent of JLK's common stock. The net proceeds were used by JLK to repay $20 million of indebtedness related to a dividend to the company and $20 million related to intercompany obligations to the company. The company used these proceeds to repay short-term debt. In connection with the IPO, the remaining net proceeds were loaned to the company, under an intercompany debt/investment and cash management agreement at a fluctuating rate of interest equal to the company's short-term borrowing costs. The company will maintain unused lines of credit to enable it to repay any portion of the borrowed funds as the amounts are due on demand by JLK.

The company today owns approximately 80 percent of the outstanding common stock of JLK and intends to retain a majority of both the economic and voting interests of JLK.

During 1996, the company generated $85 million in cash from operations, which was used primarily to finance $58 million of capital expenditures and to pay $16 million of cash dividends. Capital expenditures were made to modernize facilities, to upgrade machinery and equipment, and to acquire new information systems. In January 1996, the company announced plans to build a $20 million facility in Shanghai, China, to manufacture cemented carbide metalcutting tools. Pilot production is planned to commence in October 1997 with full production beginning in calendar 1998.

During 1995, the company generated $57 million in cash from operations, which was used primarily to finance $43 million of capital expenditures and to pay $16 million of cash dividends. Capital expenditures were made to modernize facilities, to upgrade machinery and equipment, and to acquire new information systems.

Capital expenditures for fiscal 1998 are estimated to be $70-$80 million and will be used primarily to complete the construction of a new world headquarters in Latrobe, Pa., and a manufacturing facility in China, to acquire additional client-server information systems, to construct or acquire a new Midwest distribution center and to upgrade machinery and equipment.

Financial Condition
-------------------
Kennametal's financial condition continues to remain strong. Total assets were $869 million in 1997, up 9 percent from $799 million in 1996. Net working capital was $176 million, down 19 percent from the previous year. The ratio of current assets to current liabilities was 1.6 in 1997, compared with 2.0 in 1996.

                                   (PAGE 24)

Accounts receivable increased 6 percent to $201 million because of increased sales and from the effects of acquisitions. Inventories rose slightly to $210 million due to the growth of sales to the Industrial Supply market, the effects of acquisitions, offset by the company's inventory reduction efforts of manufactured products. Inventory turnover was 3.2 in 1997 and 3.0 in 1996. The company will continue to focus on ways to improve inventory turnover and overall asset utilization.

Total debt (including capital lease obligations) increased 33 percent to $174 million in 1997. In 1997, total debt was increased principally by the stock repurchase program and from increased capital expenditures. The ratio of total debt to total invested capital was 27.5 percent in 1997 as compared with
23.0 percent in 1996. To maintain financial flexibility and to optimize the cost of capital, Kennametal's financial objective is to maintain a total debt-to-capital ratio of not more than 40 percent over the long term. Cash from operations and the company's debt capacity are expected to continue to be sufficient to fund capital expenditures, dividend payments, stock repurchases, acquisitions and operating requirements.

Environmental Matters
---------------------
The company has been involved in various environmental cleanup and remediation activities at several of its manufacturing facilities. In addition, the company has been named as a potentially responsible party at four Superfund sites in the United States. However, it is management's opinion, based on its evaluations and discussions with outside counsel and independent consultants, that the ultimate resolution of these environmental matters will not have a material adverse effect on the results of operations, financial position or cash flows of the company. See Note 14 to the consolidated financial statements.

New Accounting Standards
------------------------
The Financial Accounting Standards Board (FASB) recently issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share" and SFAS No. 129, "Disclosure of Information about Capital Structures." SFAS No. 128 was issued in February 1997 and is effective for periods ending after December 15, 1997. This statement, upon adoption, will require all prior year earnings per share (EPS) data to be restated to conform to the provisions of the statement. This statement's objective is to simplify the computations of EPS and to make the U.S. standard for EPS computations more compatible with that of the International Accounting Standards Committee. The company will adopt SFAS No. 128 in fiscal 1998 and does not anticipate that the statement will have a significant impact on its reported EPS.

SFAS No. 129 was issued in February 1997 and is effective for periods ending after December 15, 1997. This statement, upon adoption, will require all companies to provide specific disclosure regarding their capital structure. SFAS No. 129 will specify the disclosure for all companies, including descriptions of their capital structure and the contractual rights of the holders of such securities. The company will adopt SFAS No. 129 in fiscal 1998 and does not anticipate that the statement will have a significant impact on its disclosures.

Effective July 1, 1996, the company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The adoption of SFAS No. 121 did not have an impact on the consolidated financial statements, as the statement is consistent with existing company policy.

Additionally on July 1, 1996, the company also adopted SFAS No. 123, "Accounting for Stock-Based Compensation." Under the provisions of SFAS No. 123, companies may elect to account for stock-based compensation plans using a fair-value-based method or may continue measuring compensation expense for those plans using the intrinsic-value-based method. The company will continue to use the intrinsic-value-based method, which does not result in compensation cost. The company's stock compensation plans are discussed in Note 13.

Effects of Inflation
--------------------
Despite modest inflation in recent years, rising costs continue to affect the company's operations throughout the world. Kennametal strives to minimize the effects of inflation through cost containment, productivity improvements and price increases under highly competitive conditions.

Outlook
-------
In looking to fiscal 1998, management expects consolidated sales to increase from the $1.2 billion achieved this year. The outlook for the upcoming year will be based in part on continued stable economic conditions in the United States and from the recovery of the European economies. In addition, future results could be affected to the extent that the company would make acquisitions.

Sales in the North America Metalworking market should benefit from stable economic conditions in the United States. Sales in the Europe Metalworking market are also expected to benefit from improved economic conditions in Europe, primarily in Germany. Sales in the Asia Pacific Metalworking market should improve as a result of increased demand in the Pacific Rim.

Sales in the Industrial Supply market should continue to benefit from the expansion of new showroom locations, from the expanded product offering in the new J&L Industrial Supply master catalog, from recent acquisitions and from new and existing Full Service Supply programs. In addition, the formation of JLK should provide additional benefits from more focused leadership and entrepreneurial incentives to that portion of our business. Lastly, sales of mining and highway construction tools should continue to increase in existing and developing markets.

This annual report, including the letter to shareholders, the business discussion on pages 9-19 and the foregoing paragraphs of Outlook, contains "forward-looking statements" as defined by Section 21E of the Securities Exchange Act of 1934. Actual results can differ from those in the forward-looking statements to the extent that the economic conditions in the United States, Europe and, to a lesser extent, Asia Pacific change from the company's expectations.

                                    (PAGE 25)

Financial graphs contained on Page 25 are not included. All graph data is contained in the financial highlights on Pages 40 and 41.

                                           (PAGE 26)

CONSOLIDATED STATEMENTS OF INCOME

Year ended June 30                                       1997          1996          1995
-------------------------------------                ----------     ----------     --------
(in thousands, except per share data)
OPERATIONS
Net sales                                            $1,156,343     $1,079,963     $983,873
   Cost of goods sold                                   668,415        625,473      560,867
                                                     ----------     ----------     --------
Gross profit                                            487,928        454,490      423,006
   Research and development expenses                     24,105         20,585       18,744
   Selling, marketing and distribution expenses         263,980        242,375      219,271
   General and administrative expenses                   69,911         65,417       55,853
   Restructuring charge                                      --          2,666           --
   Amortization of intangibles                            2,907          1,596        2,165
                                                     ----------     ----------     --------
Operating income                                        127,025        121,851      126,973
   Interest expense                                      10,393         11,296       12,793
   Other income (expense)                                   300          3,077         (886)
                                                     ----------     ----------     --------
Income before income taxes                              116,932        113,632      113,294
Provision for income taxes                               44,900         43,900       45,000
                                                     ----------     ----------     --------
Net income                                           $   72,032     $   69,732     $ 68,294
                                                     ==========     ==========     ========
PER SHARE DATA
Earnings per share                                   $     2.71     $     2.62     $   2.58
                                                     ==========     ==========     ========
Dividends per share                                  $     0.66     $     0.60     $   0.60
                                                     ==========     ==========     ========
Weighted average shares outstanding                      26,575         26,635       26,486
                                                     ==========     ==========     ========
The accompanying notes are an integral part of these statements.


                                           (PAGE 27)


CONSOLIDATED BALANCE SHEETS

As of June 30                                                  1997                1996
--------------                                              ---------           ---------
(in thousands)
ASSETS
Current assets:
   Cash and equivalents                                     $  21,869           $  17,090
   Accounts receivable, less allowance
      for doubtful accounts of $7,325 and $9,296              200,515             189,820
   Inventories                                                210,111             204,934
   Deferred income taxes                                       25,384              24,620
                                                            ---------           ---------
   Total current assets                                       457,879             436,464
                                                            ---------           ---------
Property, plant and equipment:
   Land and buildings                                         156,292             156,064
   Machinery and equipment                                    473,850             415,443
   Less accumulated depreciation                             (329,756)           (304,400)
                                                            ---------           ---------
   Net property, plant and equipment                          300,386             267,107
                                                            ---------           ---------
Other assets:
   Investments in affiliated companies                         11,736               8,742
   Intangible assets, less accumulated
      amortization of $23,960 and $20,795                      49,915              33,756
   Deferred income taxes                                       34,307              41,757
   Other                                                       15,086              11,665
                                                            ---------           ---------
   Total other assets                                         111,044              95,920
                                                            ---------           ---------
   Total assets                                             $ 869,309           $ 799,491
                                                            =========           =========
LIABILITIES
Current liabilities:
   Current maturities of term debt and capital leases       $  13,853           $  17,543
   Notes payable to banks                                     120,166              57,549
   Accounts payable                                            60,322              64,663
   Accrued vacation pay                                        18,176              19,228
   Other                                                       69,485              59,830
                                                            ---------           ---------
   Total current liabilities                                  282,002             218,813
                                                            ---------           ---------
Term debt and capital leases, less current maturities          40,445              56,059
Deferred income taxes                                          21,055              20,611
Other liabilities                                              57,060              52,559
                                                            ---------           ---------
   Total liabilities                                          400,562             348,042
                                                            ---------           ---------
Minority interest in consolidated subsidiaries                  9,139              12,500
                                                            ---------           ---------
SHAREHOLDERS' EQUITY
   Preferred stock, 5,000 shares authorized; none issued           --                  --
   Capital stock, $1.25 par value; 70,000 shares
      authorized; 29,370 shares issued                         36,712              36,712
   Additional paid-in capital                                  91,049              87,417
   Retained earnings                                          406,083             351,594
   Treasury shares, at cost; 3,263 and 2,667 shares held      (62,400)            (35,734)
   Cumulative translation adjustments                         (11,836)             (1,040)
                                                            ---------           ---------
   Total shareholders' equity                                  459,608             438,949
                                                            ---------           ---------
   Total liabilities and shareholders' equity                $ 869,309           $ 799,491
                                                            =========           =========
The accompanying notes are an integral part of these statements.


                                           (PAGE 28)


CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended June 30                                      1997           1996          1995
------------------                                   ----------     ---------      --------
(in thousands)
OPERATING ACTIVITIES
Net income                                           $ 72,032       $ 69,732       $ 68,294
Adjustments for noncash items:
   Depreciation and amortization                       41,399         40,240         39,315
   Other                                                5,356          9,000         11,953
Changes in certain assets and liabilities,
   net of effects from acquisitions:
   Accounts receivable                                 (8,032)       (20,359)       (23,815)
   Inventories                                          1,379         (9,758)       (34,389)
   Accounts payable and accrued liabilities              (600)        (1,342)        (9,340)
   Other                                              (11,684)        (2,034)         4,615
                                                     --------       --------       --------
Net cash flow from operating activities                99,850         85,479         56,633
                                                     --------       --------       --------
INVESTING ACTIVITIES
Purchases of property, plant and equipment            (73,779)       (57,556)       (43,371)
Disposals of property, plant and equipment              1,063          6,348          3,725
Acquisitions, net of cash                             (18,995)        (1,441)        (1,948)
Other                                                     907          2,614         (3,320)
                                                     --------       --------       --------
Net cash flow used for investing activities           (90,804)       (50,035)       (44,914)
                                                     --------       --------       --------
FINANCING ACTIVITIES
Increase (decrease) in short-term debt                 55,689          5,019         (5,721)
Increase in term debt                                     943          7,780          8,163
Reduction in term debt                                (19,359)       (28,278)        (9,721)
Purchase of treasury stock                            (28,657)            --             --
Dividend reinvestment and employee stock plans          5,623          2,652          4,439
Cash dividends paid to shareholders                   (17,543)       (15,976)       (15,884)
                                                     --------       --------       --------
Net cash flow used for financing activities            (3,304)       (28,803)       (18,724)
                                                     --------       --------       --------
Effect of exchange rate changes on cash                  (963)          (378)           642
                                                     --------       --------       --------
CASH AND EQUIVALENTS
Net increase (decrease) in cash and equivalents         4,779          6,263         (6,363)
Cash and equivalents, beginning                        17,090         10,827         17,190
                                                     --------       --------       --------
Cash and equivalents, ending                         $ 21,869       $ 17,090       $ 10,827
                                                     ========       ========       ========
SUPPLEMENTAL DISCLOSURES
Interest paid                                        $ 10,563       $ 11,436       $ 12,569
Income taxes paid                                      45,307         39,521         23,125
                                                     --------       --------       --------
The accompanying notes are an integral part of these statements.


                                          (PAGE 29)


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Year ended June 30                                     1997            1996          1995
------------------                                   --------        --------      --------
(in thousands)
CAPITAL STOCK
Balance at beginning of year                         $ 36,712        $ 36,712      $ 36,712
                                                     --------        --------      --------
Balance at end of year                                 36,712          36,712        36,712
                                                     --------        --------      --------
ADDITIONAL PAID-IN CAPITAL
Balance at beginning of year                           87,417          85,768        83,839
Dividend reinvestment and stock purchase plan           1,132             882         1,015
Employee stock plans                                    2,500             767           914
                                                     --------        --------      --------
Balance at end of year                                 91,049          87,417        85,768
                                                     --------        --------      --------
RETAINED EARNINGS
Balance at beginning of year                          351,594         297,838       245,428
Net income                                             72,032          69,732        68,294
Cash dividends                                        (17,543)        (15,976)      (15,884)
                                                     --------        --------      --------
Balance at end of year                                406,083         351,594       297,838
                                                     --------        --------      --------
TREASURY SHARES
Balance at beginning of year                          (35,734)        (36,737)      (39,247)
Purchase of treasury stock                            (28,657)             --            --
Dividend reinvestment and stock purchase plan             708             537           938
Employee stock plans                                    1,283             466         1,572
                                                     --------        --------      --------
Balance at end of year                                (62,400)        (35,734)      (36,737)
                                                     --------        --------      --------
CUMULATIVE TRANSLATION ADJUSTMENTS
Balance at beginning of year                           (1,040)          8,304        (3,360)
Current year translation adjustments                  (10,796)         (9,344)       11,664
                                                     --------        --------      --------
Balance at end of year                                (11,836)         (1,040)        8,304
                                                     --------        --------      --------
PENSION LIABILITY ADJUSTMENT
Balance at beginning of year                               --              --          (536)
Minimum pension liability adjustment                       --              --           536
                                                     --------        --------      --------
Balance at end of year                                     --              --            --
                                                     --------        --------      --------
Total shareholders' equity, June 30                   $459,608        $438,949      $391,885
                                                      ========        ========      ========
The accompanying notes are an integral part of these statements.


                                     (PAGE 30)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

Nature of Operations
--------------------
The company is a global enterprise engaged in the manufacture, purchase and distribution of a broad range of tools, tooling systems, supplies and services for the metalworking, mining and highway construction industries.

NOTE 2

Summary of Significant Accounting Policies
------------------------------------------
The summary of significant accounting policies is presented below to assist in evaluating the company's consolidated financial statements.

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

ACCOUNTS RECEIVABLE included $12.8 million and $16.6 million of receivables from affiliates at June 30, 1997 and 1996, respectively.

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

Depreciation for financial reporting purposes is computed using the straight-line method over the estimated useful lives of the assets ranging from 3 to 40 years. Leased property and equipment under capital leases are amortized using the straight-line method over the terms of the related leases.

INTANGIBLE ASSETS, which include the excess of cost over net assets of acquired companies, are amortized using the straight-line method over periods ranging from 3 to 40 years. The company assesses the recoverability of goodwill by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired entities.

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

REVENUE RECOGNITION. The company recognizes revenue from product sales upon transfer of title to the customer.

NEW ACCOUNTING STANDARDS. Effective July 1, 1996, the company adopted
SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The adoption of SFAS No. 121 did not have an impact on the consolidated financial statements, as the statement is consistent with existing company policy.

                                   (PAGE 31)

Additionally on July 1, 1996, the company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." Under the provisions of SFAS No. 123, companies may elect to account for stock-based compensation plans using a fair-value-based method or may continue measuring compensation expense for those plans using the intrinsic-value-based method. The company will continue to use the intrinsic-value-based method, which does not result in compensation cost. The company's stock compensation plans are discussed in Note 13.

The Financial Accounting Standards Board recently issued SFAS No. 128, "Earnings Per Share" and SFAS No. 129, "Disclosure of Information about Capital Structures." SFAS No. 128 was issued in February 1997 and is effective for periods ending after December 15, 1997. This statement, upon adoption, will require all prior ending earnings per share (EPS) data to be restated to conform to the provisions of the statement. This statement's objective is to simplify the computations of EPS and to make the U.S. standard for EPS computations more compatible with that of the International Accounting Standards Committee. The company will adopt SFAS No. 128 in fiscal 1998 and does not anticipate that the statement will have a significant impact on its reported EPS.

SFAS No. 129 was issued in February 1997 and is effective for periods ending after December 15, 1997. This statement, upon adoption, will require all companies to provide specific disclosure regarding their capital structure. SFAS No. 129 will specify the disclosure for all companies, including descriptions of their capital structure and the contractual rights of the holders of such securities. The company will adopt SFAS No. 129 in fiscal 1998 and does not anticipate that the statement will have a significant impact on its disclosures.

RECLASSIFICATIONS. Certain amounts in the prior years' consolidated financial statements have been reclassified to conform with the current year presentation.

NOTE 3

Issuance of Subsidiary Stock
----------------------------
On July 2, 1997, an initial public offering (IPO) of approximately 4.9 million shares of common stock at a price of $20 per share of JLK Direct Distribution Inc. (JLK), a newly formed subsidiary of the company, was consummated. JLK operates the industrial supply operations consisting of the company's wholly owned J&L Industrial Supply (J&L) subsidiary and its Full Service Supply programs. The net proceeds from the offering were approximately $90 million and represented approximately 20 percent of JLK's common stock. The net proceeds were used by JLK to repay $20 million of indebtedness related to a dividend to the company and $20 million related to intercompany obligations to the company. The company used these proceeds to repay short-term debt. In connection with the IPO, the remaining net proceeds were loaned to the company, under an intercompany debt/investment and cash management agreement at a fluctuating rate of interest equal to the company's short-term borrowing costs. The company will maintain unused lines of credit to enable it to repay any portion of the borrowed funds as the amounts are due on demand by JLK.

The company today owns approximately 80 percent of the outstanding common stock of JLK and intends to retain a majority of both the economic and voting interests of JLK.

NOTE 4

Inventories
-----------
Inventories consisted of the following:

(in thousands)                              1997               1996
--------------                            --------           --------
Finished goods                            $183,961           $169,108
Work in process and powder blends           50,351             59,326
Raw materials and supplies                  16,494             16,514
                                          --------           --------
Inventories at current cost                250,806            244,948
Less LIFO valuation                        (40,695)           (40,014)
                                          --------           --------
Total inventories                         $210,111           $204,934
                                          ========           ========

Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for a significant portion of U.S. inventories and the first-in, first-out (FIFO) method or average cost for other inventories. The company used the LIFO method of valuing its inventories for approximately 56 and 55 percent of total inventories at June 30, 1997 and 1996, respectively. The company uses the LIFO method for valuing the majority of its inventories in order to more closely match current costs with current revenues, thereby reducing the effects of inflation on earnings.

NOTE 5

Other Current Liabilities
-------------------------
Other current liabilities consisted of the following:

(in thousands)                                 1997               1996
--------------                               -------            -------
Federal and state income taxes               $17,563            $16,898
Accrued compensation                           8,522              7,259
Accrued benefits                               6,894              3,613
Payroll, state and local taxes                 6,098              7,910
Accrued product warranty costs                 4,621              5,119
Accrued advertising expenses                   1,363                906
Accrued professional fees                      1,284              1,013
Accrued interest expense                         766                996
Accrued restructuring charge                      --              2,666
Other accrued expenses                        22,374             13,450
                                             -------            -------
Total other current liabilities              $69,485            $59,830
                                             =======            =======

                                    (PAGE 32)

NOTE 6

Term Debt and Capital Leases
----------------------------
Term debt and capital lease obligations consisted of the following:

(in thousands)                                 1997               1996
--------------                              --------           --------
Senior notes, 9.64%, due in installments
   through 2000                             $ 30,000           $ 40,000
Borrowings outside the U.S., varying from
   6.60% to 10.25% in 1997 and 1996,
   due in installments through 2003            6,750             13,472
Lease of office facilities with terms
   expiring through 2011 at 6.75% to 7.55%    11,068             12,654
Other                                          6,480              7,476
                                            --------           --------
Total term debt and capital leases            54,298             73,602
                                            --------           --------
Less current maturities:
   Term debt                                 (12,287)           (16,016)
   Capital leases                             (1,566)            (1,527)
                                            --------           --------
   Total current maturities                  (13,853)           (17,543)
                                            --------           --------
Long-term debt and capital leases           $ 40,445           $ 56,059
                                            ========           ========

Future principal maturities of term debt are $12.3 million, $12.2 million, $12.1 million, $1.1 million and $1.1 million, respectively, in fiscal years 1998 through 2002.

Certain of the term debt agreements contain various restrictions relating to, among other things, minimum net worth, maximum indebtedness, fixed charge coverage and debt guarantees.

Future minimum lease payments under capital leases for the next five years and in total are as follows:

(in thousands)
--------------
Year ending June 30:
   1998                                                         $ 1,566
   1999                                                           1,511
   2000                                                           1,355
   2001                                                           1,355
   2002                                                           1,355
   After 2002                                                     8,770
                                                                -------
Total future minimum lease payments                              15,912
Less amount representing interest                                (4,844)
                                                                -------
Present value of minimum lease payments                         $11,068
                                                                =======

Future minimum lease payments under operating leases with noncancelable terms beyond one year were not significant at June 30, 1997.

NOTE 7

Notes Payable and Lines of Credit
---------------------------------
Notes payable to banks of $120.2 million and $57.5 million at June 30, 1997 and 1996, respectively, represent short-term borrowings under U.S. and international credit lines with commercial banks. These credit lines totaled approximately $280 million at June 30, 1997, of which $160 million was unused. The weighted average interest rate for short-term borrowings was 6.3 percent and 5.6 percent at June 30, 1997 and 1996, respectively.

The company has available U.S. credit lines totaling $175 million that are covered by a revolving credit agreement that amounts to $150 million and another agreement totaling $25 million. The revolving credit agreement allows the company to borrow up to $150 million at fixed or variable interest rates. This credit line expires during fiscal 2001 and requires the company to pay a facility fee on the total line. The company has the option to terminate this agreement in whole or in part at any time.

During 1997, the company's J&L subsidiary obtained a $25 million line of credit with a bank and borrowed $20 million under the line of credit to fund a dividend to the company. Interest payable under the line of credit was based on LIBOR plus 25 basis points. The company guaranteed repayment of the line of credit in the event of default by J&L. The line of credit was repaid and canceled in full during July 1997.

NOTE 8

Income Taxes
------------
Income before income taxes and the provision for income taxes consisted of the following:

(in thousands)                      1997            1996            1995
--------------                    --------        --------        --------
Income before income taxes:
   United States                  $ 95,029        $ 76,020        $ 83,401
   International                    21,903          37,612          29,893
                                  --------        --------        --------
Total income before income taxes  $116,932        $113,632        $113,294
                                  ========        ========        ========
Current income taxes:
   Federal                        $ 30,600        $ 28,100        $ 26,500
   State                             6,000           5,500           6,100
   International                     4,400           1,800           4,000
                                  --------        --------        --------
   Total                            41,000          35,400          36,600
Deferred income taxes                3,900           8,500           8,400
                                  --------        --------        --------
Provision for income taxes        $ 44,900        $ 43,900        $ 45,000
                                  ========        ========        ========
Effective tax rate                   38.4%           38.6%           39.7%
                                  ========        ========        ========

                                    (PAGE 33)

The reconciliation of income taxes computed using the statutory U.S. income tax rate and the provision for income taxes was as follows:

(in thousands)                              1997         1996        1995
--------------                            -------      -------     -------
Income taxes at U.S. statutory rate       $40,926      $39,772     $39,653
State income taxes, net of federal
   tax benefits                             3,917        3,575       3,981
Combined tax effects of
   international income                    (1,990)      (2,942)      1,288
International losses with no
   related tax benefits                       102          421         219
Other                                       1,945        3,074        (141)
                                          -------      -------     -------
Provision for income taxes                $44,900      $43,900     $45,000
                                          =======      =======     =======

Deferred tax assets and liabilities consisted of the following:

(in thousands)                                    1997               1996
--------------                                 --------           --------
Deferred tax assets (liabilities):
   Net operating loss carryforwards            $ 27,160           $ 35,985
   Other postretirement benefits                 15,153             14,649
   Inventory valuation and reserves               7,981              6,836
   Accrued vacation compensation                  4,316              3,965
   Property and equipment                         1,259              2,547
   Other accruals                                 7,436              6,571
   Pension benefits                              (2,133)            (1,053)
   Accumulated depreciation                     (18,922)           (19,558)
                                               --------           --------
Total                                            42,250             49,942
   Less valuation allowance                      (3,614)            (4,176)
                                               --------           --------
Net deferred tax assets                        $ 38,636           $ 45,766
                                               ========           ========

Deferred income taxes have not been provided on cumulative undistributed earnings of international subsidiaries and affiliates. Any U.S. income taxes on such earnings, if distributed, would generally be offset by available foreign tax credits. In addition, there were no significant undistributed earnings of unconsolidated affiliates at June 30, 1997.

Included in deferred tax assets at June 30, 1997, are unrealized tax benefits totaling $27.2 million related to net operating loss carryforwards. The realization of these tax benefits is contingent on future taxable income in certain international operations. Of this amount, approximately $23.6 million relates to net operating loss carryforwards in Germany, which can be carried forward indefinitely. The company's operations in Germany are profitable.

The remaining unrealized tax benefits relate to net operating loss carryforwards in certain other international operations, which expire at various dates through 2002. The company established a valuation allowance of $3.6 million to offset the deferred tax benefits that may not be realized before the expiration of the carryforward periods.

NOTE 9

Pension Benefits
----------------
The components of net pension credit for the company's U.S. defined benefit pension plans were as follows:

(in thousands)                              1997         1996        1995
--------------                           --------     --------    --------
Service cost                             $  7,728     $  6,722    $  5,906
Interest cost                              14,569       13,688      13,016
Return on plan assets                     (46,845)     (45,888)    (37,746)
Net amortization and deferral              22,457       24,682      17,628
                                         --------     --------    --------
Net pension credit                       $ (2,091)    $   (796)   $ (1,196)
                                         ========     ========    ========

The funded status of the plans and amounts recognized in the consolidated balance sheets were as follows:

(in thousands)                                        1997          1996
--------------                                      --------      --------
Plan assets, at fair value                          $318,229      $269,380
                                                    --------      --------
Present value of accumulated benefit
   obligations:
      Vested benefits                                161,160       151,209
      Nonvested benefits                               2,271         2,144
                                                    --------      --------
Accumulated benefit obligations                      163,431       153,353
Effect of future salary increases                     48,054        44,369
                                                    --------      --------
Projected benefit obligations                        211,485       197,722
                                                    --------      --------
Plan assets in excess of projected benefit
   obligations                                       106,744        71,658
Amounts not recognized in the financial
   statements:
      Unrecognized net assets from July 1, 1986      (12,329)      (14,509)
      Unrecognized prior service costs                   672           826
      Unrecognized net gains                         (87,118)      (52,312)
                                                    --------      --------
Prepaid pension costs                               $  7,969      $  5,663
                                                    ========      ========

Prepaid pension costs are included in other noncurrent assets.

Plan assets consist principally of common stocks, corporate bonds and U.S. government securities. The significant actuarial assumptions used to determine the present value of pension benefit obligations were as follows:

                                                    1997               1996
                                                   -----              -----
Discount rate                                      7.50%              7.50%
Rate of future salary increases                    4.50%              4.50%
Rate of return on plan assets                      9.00%              9.00%
                                                   =====              =====

Pension plans of international subsidiaries are not required to report to U.S. government agencies pursuant to ERISA. The components of net pension cost for the company's significant international defined benefit pension plans were as follows:

(in thousands)                              1997         1996        1995
--------------                             ------       ------      ------
Service cost                               $  877       $  735      $  231
Interest cost                               1,480        1,573         967
Return on plan assets                        (709)        (661)         --
Net amortization and deferral                 (45)         (45)         --
                                           ------       ------      ------
Net pension cost                           $1,603       $1,602      $1,198
                                           ======       ======      ======

                                    (PAGE 34)

The return on plan assets and the net amortization and deferral in 1995 were not significant.

The funded status of the international plans and amounts recognized in the consolidated balance sheets were as follows:

(in thousands)                         June 30, 1997          June 30, 1996
--------------                     -------------------     ------------------
                                    Assets        ABO      Assets        ABO
                                    Exceed      Exceed     Exceed      Exceed
                                      ABO       Assets       ABO       Assets
                                   -------    --------     ------    --------
Plan assets, at fair value         $ 9,417    $     --     $8,274    $     --
                                   -------    --------     ------    --------
Present value of accumulated
   benefit obligations (ABO):
   Vested benefits                   5,643      11,863      5,602      10,922
   Nonvested benefits                   13       1,465         13       2,618
                                   -------    --------     ------    --------
Accumulated benefit obligations      5,656      13,328      5,615      13,540
Effect of future salary increases    1,393         210      1,383         584
                                   -------    --------     ------    --------
Projected benefit obligations        7,049      13,538      6,998      14,124
Plan assets greater (less) than
   projected benefit obligations     2,368     (13,538)     1,276     (14,124)
Amounts not recognized in the
   financial statements:
   Unrecognized net assets            (850)         --       (905)         --
   Unrecognized net gains           (1,550)         --       (413)         --
                                   -------    --------     ------    --------
   Net pension liability           $   (32)   $(13,538)    $  (42)   $(14,124)
                                   =======    ========     ======    ========

Accrued pension costs are included in other noncurrent liabilities. Plan assets consist principally of common stocks, corporate bonds and government securities.

The significant actuarial assumptions used to determine the present value of pension benefit obligations for international plans were as follows:

                                                1997               1996
                                            -----------        -----------
Discount rate                               8.00%-7.00%        8.00%-7.50%
Rate of future salary increases             5.50%-4.00%        5.50%-4.50%
Rate of return on plan assets                     9.00%              9.00%
                                            ===========        ===========

Total pension cost for U.S. and international plans amounted to $0.6 million, $2.1 million and $0.8 million in 1997, 1996 and 1995, respectively.

NOTE 10

Other Postretirement and Postemployment Benefits
------------------------------------------------
The company presently provides varying levels of postretirement health care and life insurance benefits to most U.S. employees. Postretirement health care benefits are available to employees and their spouses retiring at or after age 65 with five or more years of service after age 40. Employees (and their spouses) retiring under age 65 before January 1, 1998, with 20 or more years of service after age 40 also are eligible to receive postretirement health care benefits. Beginning with retirements on or after January 1, 1998, Kennametal's portion of the costs of postretirement health care benefits will be capped at 1996 levels.

The components of other postretirement benefit costs for the company's U.S. plans were as follows:

(in thousands)                              1997         1996        1995
--------------                             ------       ------      ------
Service cost                               $1,220       $1,100      $  959
Interest cost                               2,427        2,661       2,626
Net amortization and deferral                 (70)          --         (32)
                                           ------       ------      ------
Other postretirement benefit costs         $3,577       $3,761      $3,553
                                           ======       ======      ======

Accumulated postretirement benefit obligations and amounts recognized in the consolidated balance sheets were as follows:

(in thousands)                                      1997             1996
--------------                                    -------          -------
Present value of accumulated benefit obligations:
   Retirees                                       $17,446          $21,333
   Fully eligible active participants               2,742            6,862
   Other active participants                       14,392            9,321
                                                  -------          -------
Accumulated benefit obligations                    34,580           37,516
Plan assets, at fair value                             --               --
                                                  -------          -------
Accumulated benefit obligations
   in excess of plan assets                        34,580           37,516
Unrecognized net gains                              4,340              626
                                                  -------          -------
Accrued postretirement benefits                   $38,920          $38,142
                                                  =======          ========

Included in other noncurrent liabilities were accrued postretirement benefits of $36.0 million and $35.1 million at June 30, 1997 and 1996, respectively.

The significant actuarial assumptions used to determine the present value of accumulated postretirement benefit obligations were as follows:

                                                   1997               1996
                                                  -----              -----
Discount rate                                     7.50%              7.50%
Rate of increase in health care costs:
   Initial rate                                   8.00%              8.50%
   Ultimate rate in 2003 and after                5.00%              5.00%
                                                  =====              =====

A 1 percent increase in the health care cost trend rate would have increased other postretirement benefit costs by $0.1 million in 1997 and the accumulated benefit obligation by $1.0 million at June 30, 1997.

The company provides for postemployment benefits pursuant to SFAS No. 112, "Employers' Accounting for Postemployment Benefits." The company accrues the cost of separation and other benefits provided to former or inactive employees after employment but before retirement. Postemployment benefit costs were not significant in 1997, 1996 and 1995, respectively.

                                    (PAGE 35)

NOTE 11

Restructuring Charge
--------------------
On April 29, 1996, the Board of Directors approved the company's plan (the
Plan) to relocate its North America Metalworking Headquarters from Raleigh, N.C., to Latrobe, Pa. In connection with the Plan, the company is constructing a new world headquarters at an estimated cost of $20 million. The relocation was made to globalize key functions and to provide a more efficient corporate structure. The action affected approximately 300 employees in Raleigh, N.C., all of whom were offered the opportunity to move to Latrobe, Pa. As a result, a pretax charge of $2.0 million was recorded in the fourth quarter of fiscal 1996. The charge was taken to cover the one-time costs of employee separation arrangements and early retirement costs.

The costs resulting from the relocation of employees, hiring and training new employees, and other costs resulting from the temporary duplication of certain operations were not included in the one-time charge and will be included in operating expenses as incurred. The costs related to these items were estimated to be approximately $9 million pretax, $4.7 million that was recorded in fiscal 1997 and the remainder that will be incurred in fiscal 1998.

During the fourth quarter of fiscal 1996, the company also recorded a one-time pretax charge of $0.7 million related to the closure of a manufacturing facility in Canada. The supply of products produced at this location will be continued from other company locations. The restructuring was substantially complete in 1997.

NOTE 12

Financial Instruments
---------------------
FAIR VALUE. The company had $21.9 million in cash and equivalents at June 30, 1997, which approximates fair value because of the short maturity of these investments.

The estimated fair value of term debt was $44.9 million at June 30, 1997. Fair value was determined using discounted cash flow analysis and the company's incremental borrowing rates for similar types of arrangements.

OFF-BALANCE-SHEET RISK. The company uses forward foreign exchange contracts in the normal course of business to hedge foreign currency exposures of underlying receivables and payables. These financial instruments involve credit risk in excess of the amount recognized in the financial statements. The company controls credit risk through credit evaluations, limits and monitoring procedures. There were no financial instruments with significant off-balance-sheet risk at June 30, 1997.

CONCENTRATIONS OF CREDIT RISK. Financial instruments that potentially subject the company to concentrations of credit risk consist primarily of temporary cash investments and trade receivables. By policy, the company makes temporary cash investments with high credit quality financial institutions. With respect to trade receivables, concentrations of credit risk are significantly reduced because the company serves numerous customers in many industries and geographic areas. As of June 30, 1997, the company had no significant concentrations of credit risk.

NOTE 13

Stock Options
-------------
Under stock option plans approved by shareholders in 1996, 1992 and 1988, stock options generally are granted to eligible employees at fair market value at the date of grant. Options are exercisable under specified conditions for up to 10 years from the date of grant. No options may be granted under the 1988 plan after October 1998, no options may be granted under the 1992 plan after October 2002 and no options may be granted under the 1996 plan after October 2006. No charges to income have resulted from the operation of the plans.

Under provisions of the plans, participants may deliver Kennametal stock in payment of the option price and receive credit for the fair market value of the shares on the date of delivery. Shares valued at $0.5 million (11,684 shares), $0.9 million (22,740 shares) and $0.4 million (13,728 shares) were delivered in 1997, 1996 and 1995, respectively.

Under the 1996, 1992 and 1988 plans, shares may be awarded to eligible employees without payment. The respective plans specify such shares are awarded in the name of the employee, who has all the rights of a shareholder, subject to certain restrictions or forfeitures. Such awards were not significant in 1997, 1996 and 1995.

The company adopted the disclosure requirements of SFAS No. 123 effective with the 1997 consolidated financial statements, but elected to continue to measure compensation expense in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense for stock options has been recognized in the accompanying consolidated financial statements. If compensation expense had been determined based on the estimated fair value of options granted in 1997 and 1996, consistent with the methodology in SFAS No. 123, the effect on the company's 1997 and 1996 net income and earnings per share would have been reduced to the pro forma amounts indicated below:

(in thousands)                                    1997               1996
--------------                                  -------            -------
Net income:
   As reported                                  $72,032            $69,732
   Pro forma                                     70,140             65,610
Earnings per share:
   As reported                                  $  2.71            $  2.62
   Pro forma                                       2.64               2.46
                                                =======            =======

The fair values of the options granted were estimated on the date of their grant using the Black-Scholes option-pricing model based on the following weighted average assumptions:

                                                  1997               1996
                                                  -----              -----
Risk-free interest rate                           6.64%              6.28%
Expected life (years)                                5                  5
Expected volatility                               27.9%              30.2%
Expected dividend yield                            2.0%               1.9%
                                                  =====              =====


                                                               (PAGE 36)

NOTE 13 (CONTINUED)


Stock option activity for 1997, 1996 and 1995 is set forth below:
                                                     1997                           1996                           1995
                                         ----------------------------    ---------------------------    ---------------------------
                                                     Weighted Average               Weighted Average               Weighted Average
Number of Shares                          Options     Exercise Price      Options    Exercise Price      Options    Exercise Price
----------------                         ---------   ----------------    --------   ----------------    --------   ----------------
Options outstanding, beginning of year     994,244       $30.41           521,148             $20.55     475,650         $20.53
Granted                                    327,000        31.42           580,500              36.86     204,950          24.75
Exercised                                 (116,877)       22.65          (105,904)             17.16    (157,452)         16.94
Lapsed and forfeited                       (35,000)       36.45            (1,500)             37.06      (2,000)         16.94
                                         ---------       ------          --------             ------    --------         ------
Options outstanding, end of year         1,169,367       $30.85           994,244             $30.41     521,148         $20.55
                                         ---------       ------          --------             ------    --------         ------
Options exercisable, end of year         1,132,111       $31.16           960,970             $30.88     281,482         $24.75
                                         ---------       ------          --------             ------    --------         ------
Weighted average fair value of
   options granted during the year                       $ 9.48                               $11.56                        N/A
                                                         ======                               ======                     ======

Stock options outstanding at June 30, 1997:

               Options Outstanding                                              Options Exercisable
----------------------------------------------------------      ---------------------------------------------------
                                         Weighted
    Range of                         Average Remaining          Weighted Average                   Weighted Average
Exercise Prices     Options       Contractual Life (years)       Exercise Price      Options        Exercise Price
---------------    ---------      ------------------------      ----------------    ---------      ----------------
$14.06-$16.34          6,463               1.94                      $15.73             6,463          $15.73
 16.94               102,000               2.59                       16.94            74,744           16.94
 20.53               100,000               6.35                       20.53           100,000           20.53
 24.75               163,904               7.15                       24.75           163,904           24.75
 30.81               260,000               9.08                       30.81           250,000           30.81
 31.06                20,000               8.33                       31.06            20,000           31.06
 34.06                61,000               9.33                       34.06            61,000           34.06
 37.06               456,000               8.08                       37.06           456,000           37.06
                   ---------               ----                      ------         ---------          ------
                   1,169,367               7.62                      $30.85         1,132,111          $31.16
                   =========               ====                      ======         =========          ======


                                    (PAGE 37)

NOTE 14

Environmental Matters
---------------------
The company has been involved in various environmental cleanup and remediation activities at several of its manufacturing facilities. In addition, the company has been named as a potentially responsible party at four Superfund sites in the United States. However, it is management's opinion, based on its evaluations and discussions with outside counsel and independent consultants, that the ultimate resolution of these environmental matters will not have a material adverse effect on the results of operations, financial position or cash flows of the company.

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

NOTE 15

Shareholder Rights Plan
-----------------------
Pursuant to the company's Shareholder Rights Plan, one-half of a right is associated with each share of capital stock. Each right entitles a shareholder to buy 1/100th of a share of a new series of preferred stock at a price of $105 (subject to adjustment).

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

NOTE 16

Acquisitions
------------
During fiscal 1997, the company acquired five companies with annual sales totaling approximately $16 million for a total consideration of approximately $19 million. The acquisitions were accounted for using the purchase method of accounting. The consolidated financial statements include the operating results of each business from the date of acquisition. Pro forma results of operations have not been presented because the effects of these acquisitions were not significant.

NOTE 17

Segment Data
------------
The company operates predominantly as a tooling supplier specializing in powder metallurgy, which represents a single business segment. The following table presents the company's operations by geographic area:

(in thousands)                             1997        1996         1995
--------------                         ----------   ----------   ----------
Sales:
   United States                       $  867,321   $  784,295   $  726,977
   Europe                                 306,065      328,732      311,178
   Other international                    125,856      114,432       91,269
                                       ----------   ----------   ----------
   Total                                1,299,242    1,227,459    1,129,424
                                       ----------   ----------   ----------
Intersegment transfers:
   United States                          100,000       97,343       92,939
   Europe                                  33,629       38,452       41,252
   Other international                      9,270       11,701       11,360
                                       ----------   ----------   ----------
   Total                                  142,899      147,496      145,551
                                       ----------   ----------   ----------
Net sales                              $1,156,343   $1,079,963   $  983,873
                                       ==========   ==========   ==========
Operating income:
   United States                       $   90,421   $   79,517   $   95,228
   Europe                                  18,876       27,614       22,977
   Other international                     15,949       15,247       13,792
   Eliminations                             1,779         (527)      (5,024)
                                       ----------   ----------   ----------
Total operating income                    127,025      121,851      126,973
                                       ----------   ----------   ----------
   Interest expense                       (10,393)     (11,296)     (12,793)
   Other income (expense)                     300        3,077         (886)
                                       ----------   ----------   ----------
Income before income taxes             $  116,932   $  113,632   $  113,294
                                       ==========   ==========   ==========
Identifiable assets:
   United States                       $  560,631   $  495,452   $  462,812
   Europe                                 210,711      239,594      284,378
   Other international                     79,477       83,130       64,233
   Eliminations                           (10,390)     (37,884)     (43,419)
   Corporate                               28,880       19,199       13,605
                                       ----------   ----------   ----------
Total assets                           $  869,309   $  799,491   $  781,609
                                       ==========   ==========   ==========

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

Sales to a single customer did not aggregate 10 percent or more of total sales. Export sales from U.S. operations to unaffiliated customers were $15.1 million, $21.4 million and $27.4 million in 1997, 1996 and 1995, respectively.

                                   (PAGE 38)

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Selected Quarterly Financial Data
---------------------------------
                                                 Quarter Ended
                                 --------------------------------------------
(in thousands, except per share)  Sep. 30     Dec. 31     Mar. 31     Jun. 30
-------------------------------- --------    --------    --------    --------
FISCAL 1997:
Net sales                        $275,203    $273,435    $295,365    $312,340
Gross profit                      114,710     113,346     126,566     133,306
Net income                         15,203      14,567      19,928      22,334
Earnings per share                   0.57        0.54        0.75        0.85

Fiscal 1996:
Net sales                        $254,903    $259,174    $286,095    $ 79,791
Gross profit                      106,442     107,804     123,966     116,278
Net income                         13,639      13,876      23,364      18,853
Earnings per share                   0.51        0.52        0.88        0.71

During the fourth quarter of 1996, the company recorded a restructuring charge of $2.7 million ($1.6 million after taxes) related to the relocation of the North America Metalworking Headquarters and for the closure of a manufacturing facility in Canada.

Stock Price Ranges and Dividends Paid
-------------------------------------
The company's capital stock is traded on the New York Stock Exchange (symbol
KMT). The number of shareholders of record as of August 8, 1997, was 2,857. Stock price ranges and dividends declared and paid were as follows:

                                                Quarter Ended
                                  -------------------------------------------
                                  Sep. 30     Dec. 31     Mar. 31     Jun. 30
                                  -------     -------     -------     -------
FISCAL 1997:
High                              $34 3/8     $39         $43 1/8     $44 1/8
Low                                28 7/8      32 3/4      34 7/8      33 1/8
Dividends                            0.15        0.17        0.17        0.17

FISCAL 1996:
High                              $41 1/8     $36 1/4     $37 1/4     $38 1/4
Low                                34 5/8      28 3/4      27 3/4      33 5/8
Dividends                            0.15        0.15        0.15        0.15


REPORT OF MANAGEMENT

To the Shareholders of Kennametal Inc.
--------------------------------------
The management of Kennametal Inc. is responsible for the integrity of all information contained in this report. The financial statements and related information were prepared by management in accordance with generally accepted accounting principles and, as such, contain amounts that are based on management's best judgment and estimates.

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

Kennametal has always placed the utmost importance on conducting its business activities in accordance with the spirit and letter of the law and the highest ethical standards. This philosophy is embodied in a code of business ethics and conduct that is distributed to all employees.

/s/  ROBERT L. MCGEEHAN
------------------------------------------
Robert L. McGeehan
President and Chief Executive Officer
Shareholder

/s/  RICHARD J. ORWIG
------------------------------------------
Richard J. Orwig
Vice President
Chief Financial and Administrative Officer
Shareholder

                                    (PAGE 39)

REPORT OF AUDIT COMMITTEE

To the Shareholders of Kennametal Inc.
--------------------------------------
The Audit Committee of the Board of Directors, composed of three independent directors, met four times during fiscal year 1997.

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

/s/ RICHARD C. ALBERDING
-------------------------
Richard C. Alberding
Chairman, Audit Committee
Shareholder


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Kennametal Inc.
--------------------------------------
We have audited the accompanying consolidated balance sheets of Kennametal Inc. and subsidiaries as of June 30, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kennametal Inc. and subsidiaries as of June 30, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.

/s/ ARTHUR ANDERSEN LLP
------------------------
Arthur Andersen LLP
Pittsburgh, Pennsylvania
July 21, 1997


                                            (PAGE 40)


TEN-YEAR FINANCIAL HIGHLIGHTS
                                                     10-YR
(dollars in thousands, except per share data) Notes   CAGR       1997        1996        1995
                                              -----  -----   ----------   ---------    --------
OPERATING RESULTS
Net sales                                            12.6%   $1,156,343   $1,079,963   $983,873
Cost of goods sold                                   12.5       668,415      625,473    560,867
Research and development expenses                     8.9        24,105       20,585     18,744
Selling, marketing and distribution
   expenses                                          13.8       263,980      242,375    219,271
General and administrative expenses                   8.9        69,911       65,417     55,853
Interest expense                                      3.7        10,393       11,296     12,793
Unusual or nonrecurring items                  (1)   n.m.            --        2,666         --
Income taxes                                         12.0        44,900       43,900     45,000
Accounting changes, net of tax                 (2)   n.m.            --           --         --
Net income (loss)                              (3)   15.4        72,032       69,732     68,294
FINANCIAL POSITION
Net working capital                                   5.6%   $  175,877   $  217,651   $184,072
Inventories                                           8.6       210,111      204,934    200,680
Property, plant and equipment, net                    7.9       300,386      267,107    260,342
Total assets                                         10.3       869,309      799,491    781,609
Long-term debt, including capital
   leases                                            (5.6)       40,445       56,059     78,700
Total debt, including capital leases                  6.5       174,464      131,151    149,730
Total shareholders' equity                     (4)    10.7       459,608      438,949    391,885
PER SHARE DATA
Earnings (loss)                                (3)   12.3%   $     2.71   $     2.62   $   2.58
Dividends                                             3.1          0.66         0.60       0.60
Book value (at year-end)                              8.0         17.61        16.44      14.75
Market price (at year-end)                           10.8         43.00        34.00      34.50
OTHER DATA
Capital expenditures                                  8.0%   $   73,779   $   57,556   $ 43,371
Number of employees (at year-end)                     4.7         7,550        7,260      7,030
Average sales per employee                            7.8    $      159   $      152   $    146
Average shares outstanding
   (in thousands)                              (4)    2.7        26,575       26,635     26,486
KEY RATIOS
Sales growth                                                        7.1%         9.8%      22.6%
Gross profit margin                                                42.2         42.1       43.0
Operating profit margin                                            11.2         11.7       13.1
Return on sales                                (3)                  6.2          6.5        6.9
Return on equity                               (3)                 15.8         17.0       19.3
Total debt to capital                                              27.5         23.0       27.6
Dividend payout                                (5)                 25.0         35.8       53.9
Inventory turnover                                                  3.2x         3.0x       3.1x

n.m.--Not meaningful   CAGR--Compound annual growth rate

NOTES

1. Unusual charges (credits) reflect restructuring costs for the relocation of the North
   America Metalworking Headquarters from Raleigh, N.C., to Latrobe, Pa., and to close a manufacturing facility in 1996, restructuring and integration costs associated with the acquisition of Hertel AG in 1994, settlement and partial reversal of accrued patent litigation costs in 1993 and accrued patent litigation costs in 1991.
2. Accounting changes in 1994 reflect changes in the methods of accounting for postretirement health care and life insurance benefits (SFAS No. 106) and income taxes (SFAS No. 109).
3. Excluding unusual charges in 1996, net income was $71,369; earnings per share were $2.68;
   return on sales was 6.6 percent; and return on equity was 17.4 percent.  Excluding unusual charges and accounting changes in 1994, net income was $31,330; earnings per share were
   $1.29; return on sales was 3.9 percent; and return on equity was 11.4 percent.
4. In 1994, the company issued approximately 4 million shares of capital stock for net proceeds of $73.6 million.
5. Uses a trailing three-year average earnings.



                                                            (PAGE 41)


[TEN-YEAR FINANCIAL HIGHLIGHTS CONTINUED]

(dollars in thousands, except per share data)     1994       1993       1992       1991       1990       1989       1988
---------------------------------------------   --------   --------   --------   --------   --------   --------   --------
OPERATING RESULTS
Net sales                                       $802,513   $598,496   $594,533   $617,833   $589,023   $472,200   $419,900
Cost of goods sold                               472,533    352,773    362,967    358,529    342,434    274,929    244,026
Research and development expenses                 15,201     14,714     13,656     14,750     13,325     11,969      9,757
Selling, marketing and distribution
   expenses                                      189,487    144,850    137,494    136,319    123,286     94,934     84,820
General and administrative expenses               58,612     41,348     45,842     49,219     42,648     31,443     29,497
Interest expense                                  13,811      9,549     10,083     11,832     10,538      8,960      8,601
Unusual or nonrecurring items                     24,749     (1,738)        --      6,350         --         --         --
Income taxes                                      15,500     14,000      8,100     17,300     23,000     20,900     19,100
Accounting changes, net of tax                    15,003         --         --         --         --         --         --
Net income (loss)                                 (4,088)    20,094     12,872     21,086     32,113     29,994     24,319
FINANCIAL POSITION
Net working capital                             $130,777   $120,877   $108,104   $ 88,431   $108,954   $ 91,032   $ 99,565
Inventories                                      158,179    115,230    118,248    119,767    114,593    105,033     96,473
Property, plant and equipment, net               243,098    192,305    200,502    193,830    175,523    166,390    161,788
Total assets                                     697,532    448,263    472,167    476,194    451,379    383,252    359,258
Long-term debt, including capital
   leases                                         90,178     87,891     95,271     73,113     81,314     57,127     74,405
Total debt, including capital leases             147,295    110,628    127,954    130,710    116,212     95,860    103,982
Total shareholders' equity                       322,836    255,141    251,511    243,535    231,598    204,465    186,238
PER SHARE DATA
Earnings (loss)                                 $  (0.17)  $   0.93   $   0.60   $   1.00   $   1.54   $   1.45   $   1.19
Dividends                                           0.58       0.58       0.58       0.58       0.58       0.56       0.52
Book value (at year-end)                           12.25      11.64      11.64      11.42      11.02       9.84       9.04
Market price (at year-end)                         24.63      16.75      17.13      17.81      17.25      15.88      18.38
OTHER DATA
Capital expenditures                            $ 27,313   $ 23,099   $ 36,555   $ 55,323   $ 35,998   $ 28,491   $ 46,336
Number of employees (at year-end)                  6,600      4,850      4,980      5,360      5,580      5,420      4,990
Average sales per employee                      $    125   $    122   $    116   $    113   $    107   $     94   $     85
Average shares outstanding
   (in thousands)                                 24,304     21,712     21,452     21,094     20,872     20,696     20,526
KEY RATIOS
Sales growth                                        34.1%       0.7%      (3.8)%      4.9%      24.7%      12.5%      18.5%
Gross profit margin                                 41.1       41.1       38.9       42.0       41.9       41.8       41.9
Operating profit margin                              8.3        7.5        5.8        9.6       11.4       12.5       12.3
Return on sales                                     n.m.        3.4        2.2        3.4        5.5        6.4        5.8
Return on equity                                    n.m.        8.1        5.2        8.7       14.9       15.4       13.9
Total debt to capital                               31.3       30.2       33.7       34.9       33.4       31.9       35.8
Dividend payout                                    127.9       68.8       55.4       43.6       41.6       48.1       75.4
Inventory turnover                                   3.1x       3.1x       3.0x       3.0x       3.1x       2.9x       2.4x
