Form 10-K405, Exhibit 13
period 1998-06-30
KENNAMETAL INC
filed 1998-09-24
CIK 55242

                                                                      EXHIBIT 13
                      KENNAMETAL INC., 1998 ANNUAL REPORT

                                    (PAGE 29)



MANAGEMENT'S DISCUSSION AND ANALYSIS . . .


RESULTS OF OPERATIONS

The following discussion should be read in connection with the consolidated financial statements of Kennametal (the company) and the related footnotes.

COMPARISON OF FISCAL 1998 AND FISCAL 1997

OVERVIEW. Net income for 1998 was $71.2 million, compared to $72.0 million in 1997. The 1998 results include the effects from the acquisition of Greenfield Industries, Inc. (Greenfield) that occurred on November 17, 1997. The Greenfield acquisition reduced 1998 earnings by approximately $17.5 million, or $0.65 per share, including one-time costs of $0.28 per share. Excluding the effects of the Greenfield acquisition, diluted earnings per share would have been $3.23 per share. Fiscal 1998 results include an additional 3.45 million shares of common stock issued on March 20, 1998.

Excluding the effects of the Greenfield acquisition, Kennametal's results for 1998 were favorably affected by strong economic conditions in the United States and from the continued strengthening of the European economies. The company's JLK Direct Distribution Inc. (JLK) subsidiary also benefited from higher sales of metalworking products as a result of an expanded product offering in the 1998 master catalog, acquisitions and from further penetration of existing customers. Earnings also were favorably affected by productivity improvements and cost reductions related to the Focused Factory initiative, offset in part by unfavorable foreign currency translation effects due to the strength of the U.S. dollar.

SALES AND MARKETS. Sales for the year ended June 30, 1998, were $1.7 billion, up 45 percent from $1.2 billion last year. The increase in sales was directly attributable to the acquisition of Greenfield and other companies, from higher sales of metalworking products in North America and Europe and from higher sales of industrial supplies sold through JLK. Excluding acquisitions and unfavorable foreign currency translation effects, sales increased 8 percent in 1998.

Sales of traditional metalworking products sold through all sales channels in North America, including sales of these products to the Industrial Supply market, increased 10 percent over 1997. Sales benefited from strong economic conditions in the United States and Canada and from continued emphasis on milling and drilling products. The sales increase was broad based across most industries. Sales, as reflected in the North America Metalworking market, increased 7 percent over 1997.

Sales in the Europe Metalworking market increased 16 percent. The company also made two acquisitions in Europe during 1998 to strengthen its competitive position in the European market place. Demand for metalworking products continued to show strong gains in nearly all industries in the European market, primarily Germany, with particular strength coming from export-oriented businesses such as the automotive and machine tool builder industries. This was partly offset by unfavorable foreign currency translation effects of 9 percent due to the strength of the U.S. dollar during 1998. Sales also increased in the United Kingdom and France. Excluding acquisitions and foreign currency translation effects, Europe Metalworking sales increased 12 percent in 1998.

In the Asia Pacific Metalworking market, sales decreased 16 percent. The results were affected by weak economic conditions across most Asia Pacific countries. Excluding foreign currency translation effects, sales in the Asia Pacific Metalworking market decreased 4 percent.


SALES AND GEOGRAPHIC AREA

  Year ended June 30                                1998                              1997                      1996
----------------------------------------------------------------------------------------------------------------------
  (in thousands)         Percent                 Percent   Percent                 Percent   Percent
                        of Total          Amount  Change  of Total          Amount  Change  of Total          Amount
----------------------------------------------------------------------------------------------------------------------
  SALES
  Metalworking:
    North America             24%     $  405,863       7%       33%     $  378,679       3%       34%     $  368,481
    Europe                    17         291,898      16        22         251,304      (7)       25         271,004
    Asia Pacific               2          34,947     (16)        4          41,425      16         3          35,854
  Industrial Supply           26         438,434      33        28         328,531      28        24         256,703
  Mining and Construction     10         164,148       5        13         156,404       6        14         147,921
  Greenfield Industries       21         343,098      --        --              --      --        --              --
                             ---      ----------      --       ---      ----------       -       ---      ----------
  Net sales                  100%     $1,678,388      45%      100%     $1,156,343       7%      100%     $1,079,963
                             ===      ==========      ==       ===      ==========       =       ===      ==========

  GEOGRAPHIC AREA
  Within the United States    68%     $1,134,966      51%       65%     $  752,268      13%       62%     $  665,510
  International               32         543,422      34        35         404,075      (3)       38         414,453
                             ---      ----------      --       ---      ----------       -       ---      ----------
  Net sales                  100%     $1,678,388      45%      100%     $1,156,343       7%      100%     $1,079,963
                             ===      ==========      ==       ===      ==========       =       ===      ==========

                      KENNAMETAL INC., 1998 ANNUAL REPORT

                                   (PAGE 30)




Sales in the Industrial Supply market increased 33 percent. Sales increased primarily because of acquisitions, an expanded product offering and from further penetration of existing customers. These gains were offset by a significant reduction in sales due to the General Electric Full Service Supply contract disengagement in April 1997. During 1998, the company's JLK subsidiary continued to implement its acquisition strategy and acquired six metalworking distribution companies with combined annual sales of approximately $137.0 million. Additionally, during 1998, JLK added nine showroom locations, including a distribution center in the United States, and a distribution center in Germany. At June 30, 1998, the company's operations included over 50 locations with 33 showrooms, including seven distribution centers in the United States, one in the United Kingdom and one in Germany, and provided Full Service Supply programs to approximately 115 customers covering 194 different facilities.

Sales in the Mining and Construction market increased 5 percent from 1997 as a result of increased domestic demand, including certain international markets for highway construction tools. Sales of mining tools were flat due to a modest increase in coal demand in the United States and from soft economic conditions in select international markets.

Sales at Greenfield during the year rose 3 percent from the same period of a year ago. Overall, sales primarily increased as a result of strong economic conditions in the United States.

COSTS AND EXPENSES. As a percentage of sales, the gross profit margin was 40.7 percent, compared to 42.2 percent last year. Excluding the effects of the Greenfield acquisition, the gross profit margin would have been 43.5 percent. The gross profit margin improved significantly as a result of productivity improvements and cost reductions related to the Focused Factory initiative, from higher production levels and from a more favorable sales mix. This increase was partially reduced by unfavorable foreign currency translation effects.

Operating expenses as a percentage of sales were 28.2 percent, compared to 31.0 percent last year. Excluding the effects of the Greenfield acquisition, operating expenses would have been 30.9 percent. Operating expenses were controlled despite higher costs related to acquisitions, higher sales volumes and from the JLK showroom expansion program. The company also had lower research and development expenses and realized cost-saving benefits as a result of efficiencies from the completed world headquarters project. Additionally, amortization of intangibles increased approximately $12.7 million primarily as a result of increased goodwill related to the Greenfield acquisition.

Interest expense increased $49.1 million as a result of additional borrowings and included approximately $7.2 million for the amortization of bank financing fees related to the acquisition of Greenfield.

Other expense primarily increased as a result of the write-off of deferred financing costs related to a postponed public offering of $450.0 million of equity and equity-related securities and $450.0 million of debt securities (the "offerings") that the company had originally intended to offer in connection with the acquisition of Greenfield. Related to the debt offering, the company entered into an agreement to hedge its exposure to fluctuations in interest rates. When the company subsequently postponed the proposed offerings, the interest rate hedges were terminated resulting in a loss of $3.5 million. The company also wrote off other offering-related expenses of $1.1 million resulting in a combined total of $4.6 million or $0.10 per share.

The 1998 effective tax rate was 41.3 percent compared to a tax rate of 38.0 percent in 1997. The increase in the effective tax rate is directly attributable to higher nondeductible goodwill related to the Greenfield acquisition.

COMPARISON OF FISCAL 1997 AND FISCAL 1996

OVERVIEW. Net income for 1997 was $72.0 million, compared to $69.7 million in 1996. While 1997 revenues and earnings rose to record levels, earnings were affected by weakness in the European market, primarily in Germany, and from negative effects of foreign currency translations due to the strength of the U.S. dollar. Earnings for 1997 also were affected by additional costs related to the J&L Industrial Supply (J&L) showroom expansion program, integration of new client-server information systems and relocation and related costs associated with the construction of a new world headquarters in Latrobe, Pa. Earnings in 1997 benefited from slightly higher sales of metalworking products in North America and from higher sales of metalworking products and industrial supplies sold to the Industrial Supply market through mail-order and Full Service Supply programs.

SALES AND MARKETS. Sales for the year ended June 30, 1997, were $1.2 billion, up 7 percent from $1.1 billion in the previous year. Sales primarily increased in 1997 because of higher sales of metalworking products and industrial supplies sold to the Industrial Supply market through J&L and through Full Service Supply programs. The increase in sales was offset in part by lower sales of metalworking products in Europe due to weak economic conditions, especially the German market, and from negative foreign currency translation effects.

                      KENNAMETAL INC., 1998 ANNUAL REPORT

                                   (PAGE 31)


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

The Industrial Supply market was the major contributor to the overall sales increase because of the continued growth of mail-order and Full Service Supply programs. Sales rose 28 percent primarily because of the expanded product offering of more than 20,000 new stock keeping units (SKUs) in the J&L 1997 master catalog, from the addition of five new showrooms and from innovative marketing programs. Sales through Full Service Supply increased, to a lesser extent, from the continued ramp-up of existing Full Service Supply programs. Also contributing to the sales increase was the acquisition of two industrial supply companies during the fourth quarter of 1997. The acquired companies had annual sales of $36.0 million in their latest fiscal year and provided four additional locations in the Midwest. Excluding these acquisitions, the Industrial Supply market sales increased 26 percent. At June 30, 1997, the company operated 28 showrooms, including six distribution centers in the United States and one in the United Kingdom, and provided Full Service Supply programs to approximately 60 customers covering approximately 120 different facilities.

Sales in the Mining and Construction market increased 6 percent from 1996 as a result of increased domestic and international demand for mining tools. Highway construction tool sales were flat in the United States, while international sales declined slightly as a result of weak economic conditions in Europe.

COSTS AND EXPENSES. As a percentage of sales, gross profit margin in 1997 was
42.2 percent, compared to 42.1 percent in 1996. The gross profit margin improved slightly as a result of the positive effects of productivity improvements related to the Focused Factory initiative. These benefits were partially offset by a less favorable sales mix coupled with unfavorable foreign currency translation effects.

Operating expenses as a percentage of sales were 31.0 percent, compared to 30.4 percent in 1996, excluding the effects of the one-time restructuring charge in 1996. Operating expenses increased primarily because of higher costs related to the J&L showroom expansion program, including higher direct mail costs and increased direct marketing in new territories in the United States and in Europe. Operating expenses also increased from higher costs to support new and existing Full Service Supply programs, from the integration of new client-server information systems, from higher research and development costs and from relocation and related costs of $4.7 million associated with the construction of the new world headquarters.

Interest expense decreased 8 percent because of lower average borrowings coupled with slightly lower interest rates. The effective tax rate was 38.0 percent in 1997 and 1996.

LIQUIDITY AND CAPITAL RESOURCES

Kennametal's cash flow from operations is a primary source of financing for capital expenditures and internal growth. Additionally, in the United States, the company maintains a revolving credit line with commercial banks totaling $900.0 million, of which $290.7 million was unused at June 30, 1998. The company and its subsidiaries generally obtain local financing through credit lines with commercial banks.

During 1998, the company generated $101.5 million in cash from operations. Cash provided by operations increased slightly from 1997 and was affected by higher working capital requirements related to increased sales offset by higher noncash items, such as depreciation and amortization. Net cash used in investing activities was $813.1 million and was used primarily for the acquisition of Greenfield and other companies. Capital expenditures amounted to $104.8 million and were made to upgrade machinery and equipment, to acquire additional client-server information systems and to complete the construction of the new world headquarters in Latrobe, Pa. and a manufacturing facility in China.

                      KENNAMETAL INC., 1998 ANNUAL REPORT

                                   (PAGE 32)


Net cash flow from financing activities was $710.1 million. The increase in net cash flow from financing activities resulted from increased borrowings under a new Bank Credit Agreement related primarily to the acquisition of Greenfield. The company also sold 3.45 million shares of its common stock and its JLK subsidiary completed its initial public offering of approximately 20 percent of its outstanding common stock. The proceeds received from the respective stock offerings were used to repay outstanding debt. Additionally, the company paid $18.5 million in dividends during 1998.

On November 17, 1997, the company completed the acquisition of all the outstanding stock of Greenfield. The total purchase price for the acquisition of Greenfield was approximately $1.0 billion, including $324.4 million in assumed Greenfield debt and convertible redeemable preferred securities and transaction costs. In connection with the acquisition of Greenfield, the company entered into a $1.4 billion Bank Credit Agreement and borrowed the appropriate funds to pay for the Greenfield acquisition, including the refinancing of certain indebtedness of Greenfield and the company. Additionally, on June 26, 1998, the company sold the Marine Products division of Greenfield which operated as Rule Industries, Inc. (Rule). The company acquired Rule as part of its acquisition of Greenfield and, for strategic reasons, chose to divest itself of this business. Annual sales of the Marine Products division are approximately $25.0 million. Proceeds received from the sale were used to reduce a portion of the company's long-term debt incurred in connection with the acquisition of Greenfield.

On March 20, 1998, the company sold 3.45 million shares of common stock resulting in net proceeds of $171.4 million. The proceeds were used to reduce a portion of the company's long-term debt incurred in connection with the acquisition of Greenfield.

On July 2, 1997, an initial public offering (IPO) of approximately 4.9 million shares of common stock of JLK was consummated at a price of $20.00 per share. JLK operates the industrial supply operations consisting of the company's wholly owned J&L subsidiary and its Full Service Supply programs. The net proceeds from the offering were $90.4 million and represented approximately 20 percent of JLK's common stock. The net proceeds were used by JLK to repay $20.0 million of indebtedness related to a dividend to the company and $20.0 million related to intercompany obligations to the company incurred in 1997. The company used these proceeds to repay short-term debt. JLK used the remaining net proceeds of $50.4 million from the offering during 1998 to make additional acquisitions.

On June 8, 1998, the company's JLK subsidiary initiated a stock repurchase program to repurchase, from time-to-time, up to a total of 20 percent, or approximately 1.0 million shares, of its outstanding Class A common stock. In 1998, JLK repurchased 628,700 shares of its Class A common stock at a total cost of $14.2 million. The repurchases were made in the open market or in negotiated or other permissible transactions. The repurchase of common stock was financed principally by cash from operations and short-term borrowings.

During 1997, the company generated $99.9 million in cash from operations. Cash provided by operations increased from 1996 primarily because of lower working capital requirements and slightly higher net income. Capital expenditures, totaling $73.8 million, were made to construct a new world headquarters in Latrobe, Pa., and a manufacturing facility in China, for new client-server information systems and to upgrade machinery and equipment. Additionally, the company paid $17.5 million of cash dividends and paid $19.0 million to acquire five small companies throughout 1997. The effects of the acquisitions were not significant to the company's results.

On January 31, 1997, the company initiated a stock repurchase program to repurchase from time-to-time up to a total of 1.6 million shares of its outstanding capital stock. During 1997, the company repurchased approximately 781,000 shares of its common stock at a total cost of approximately $28.7 million. The repurchases were made in the open market or in negotiated or other permissible transactions. The repurchase of common stock was financed principally by cash from operations and short-term borrowings.

During 1996, the company generated $85.5 million in cash from operations that was used primarily to finance $57.6 million of capital expenditures and to pay $16.0 million of cash dividends. Capital expenditures were made to modernize facilities, to upgrade machinery and equipment, and to acquire new information systems.

Capital expenditures for fiscal 1999 are estimated to be $100-$110 million and will be used primarily to modernize facilities and upgrade machinery and equipment and to acquire additional client-server information systems.

FINANCIAL CONDITION

At June 30, 1998, Kennametal's total assets were $2.1 billion, compared to $869.3 million in 1997. Net working capital was $441.8 million, up 151 percent from the previous year. The ratio of current assets to current liabilities was
2.2 in 1998, compared with 1.6 in 1997.

                      KENNAMETAL INC., 1998 ANNUAL REPORT

                                   (PAGE 33)


Accounts receivable increased 66 percent to $332.7 million because of increased sales and from the effects of acquisitions. Inventories rose to $436.5 million due to the effects of acquisitions and from the growth of sales to the Industrial Supply market. Inventory turnover was 3.1 in 1998 and 3.2 in 1997.

Total debt (including capital lease obligations) increased to $967.7 million in 1998, primarily as a result of the Greenfield acquisition. The ratio of total debt-to-total-capital was 55.4 percent in 1998 as compared with 27.1 percent in 1997. To maintain financial flexibility and to optimize the cost of capital, Kennametal's financial objective is to maintain a total debt-to-total-capital ratio of 40 to 45 percent or less over the long term through cash flow from operations, sale of non-productive assets and other cash sources. Cash from operations and the company's debt capacity are expected to continue to be sufficient to fund capital expenditures, debt service obligations, dividend payments, and operating requirements. In the future, the company may consider refinancing a portion of its variable-rate long-term debt to reduce the exposure to fluctuating interest rates.

ENVIRONMENTAL MATTERS

The company has been involved in various environmental cleanup and remediation activities at several of its manufacturing facilities. In addition, the company has been named as a potentially responsible party at one Superfund site in the United States. However, it is management's opinion, based on its evaluations and discussions with outside counsel and independent consultants, that the ultimate resolution of these environmental matters will not have a material adverse effect on the results of operations, financial position or cash flows of the company. See Note 15 to the consolidated financial statements.

YEAR 2000

Management believes that the company has substantially mitigated its exposure relative to year 2000 issues for both information and non-information technology systems. The company initiated a program beginning in 1996 to prepare its computer systems, computer applications and other systems for the year 2000. A management committee actively monitors the status of the readiness program of each of the company's business units. The company estimates the total year 2000 expenditures to be approximately $45.0 million, half of which are for computer hardware, to replace non-compliant computer systems, and the other half to replace non-compliant computer software, including software implementation and employee training. The majority of these costs were incurred in 1997 and 1996. Expenditures to rectify non-compliant personal computers and various non-information technology items are estimated to be an additional $5.0 million. Total expenditures expected to be incurred in fiscal 1999 are estimated to be approximately $12.0 million related to the year 2000 issues. These costs include both internal and external personnel costs related to the assessment process, as well as the cost of purchasing certain hardware and software. There can be no guarantee that these estimates will be achieved and actual results could differ from those planned. The company has currently completed more than 70 percent of the tasks identified to remediate the year 2000 exposure, with the remaining tasks to be completed by June 1999.

Management currently believes the most significant impact of the year 2000 issue could be an interrupted supply of goods and services from the company's vendors. The company has an ongoing effort to gain assurances and certifications of suppliers' readiness programs. Contingency plans include the search for alternate certified vendors and the increase of safety stock of critical materials and supplies.

NEW ACCOUNTING STANDARDS

The company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share," issued in February 1997. This statement requires the disclosure of basic and diluted earnings per share and revises the method required to calculate these amounts. The adoption of this standard did not have a material impact on previously reported earnings per share amounts. The company also adopted SFAS No. 129, "Disclosure of Information about Capital Structure," issued in February 1997. This statement requires specific disclosure requirements related to a company's capital structure. The adoption of this standard did not have a material impact on the company.

In June 1997, SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," were issued by the Financial Accounting Standards Board requiring implementation for years beginning after December 15, 1997.

SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The company will adopt SFAS No. 130 in fiscal 1999 and does not anticipate that the statement will have a significant impact on its disclosures.

SFAS No. 131 introduces a new model for segment reporting called the "management approach." The management approach is based on the way the chief operating decision-maker organizes segments within a company for making operating decisions and assessing performance. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. The company is in the process of evaluating the effect of applying this statement.

                      KENNAMETAL INC., 1998 ANNUAL REPORT

                                   (PAGE 34)


In February 1998, SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," was issued. The implementation of SFAS No. 132 will revise certain footnote disclosure requirements related to pension and other retiree benefits. The new standard will not have a financial impact on the company. Implementation is required for fiscal 1999.

EFFECTS OF INFLATION

Despite modest inflation in recent years, rising costs continue to affect the company's operations throughout the world. Kennametal strives to minimize the effects of inflation through cost containment, productivity improvements and price increases under highly competitive conditions.

OUTLOOK

In looking to fiscal 1999, management expects consolidated sales to increase from the $1.7 billion achieved this year. The outlook for the upcoming year will be based in part on stable economic conditions in the United States and from steadily improving market conditions throughout Europe. In addition, future results could be affected to the extent that the company would make acquisitions or divestitures.

Sales in the North America Metalworking market should benefit from stable economic conditions in the United States and Canada. Sales in the Europe Metalworking market also are expected to benefit from improved economic conditions in Europe, primarily in Germany. Sales in the Asia Pacific Metalworking market are expected to remain weak due to poor economic conditions in most countries in this region.

Sales in the Industrial Supply market should continue to benefit from recent acquisitions, the expansion of new showroom locations, an expanded product offering in the new J&L master catalog and from new Full Service Supply programs. Lastly, sales of mining and highway construction tools should benefit from increased infrastructure spending in the United States and from increased demand in developing markets.

This annual report, including the letter to shareholders and the business discussion on pages 5-34, contains "forward-looking statements" as defined by
Section 21E of the Securities Exchange Act of 1934. Actual results can materially differ from those in the forward-looking statements to the extent that the economic conditions in the United States, Europe and, to a lesser extent, Asia Pacific and the effect of third party or company failures to achieve timely remediation of year 2000 issues, change from the company's expectations. The company undertakes no obligation to publicly release any revisions to forward-looking statements to reflect events or circumstances occurring after the date hereof.

                      KENNAMETAL INC., 1998 ANNUAL REPORT

                                   (PAGE 35)


Financial graphs contained on Page 35 are not included. All graph data is contained in the ten-year financial highlights on Pages 52 and 53.

                      KENNAMETAL INC., 1998 ANNUAL REPORT

                                   (PAGE 36)

CONSOLIDATED STATEMENTS OF INCOME . . .

  Year ended June 30                                            1998               1997              1996
-----------------------------------------------------------------------------------------------------------
  (in thousands, except per share data)
OPERATIONS
  Net sales                                              $ 1,678,388         $1,156,343        $1,079,963
    Cost of goods sold                                       994,481            668,415           625,473
                                                         -----------         ----------        ----------
  Gross profit                                               683,907            487,928           454,490
    Research and development expenses                         20,397             24,105            20,585
    Selling, marketing and distribution expenses             339,772            263,980           242,375
    General and administrative expenses                      112,519             69,911            65,417
    Amortization of intangibles                               15,648              2,907             1,596
    Restructuring charge                                          --                 --             2,666
                                                         -----------         ----------        ----------
  Operating income                                           195,571            127,025           121,851
    Interest expense                                          59,536             10,393            11,296
    Other income (expense)                                    (5,459)             1,531             4,821
                                                         -----------         ----------        ----------
  Income before income taxes and minority interest           130,576            118,163           115,376
  Provision for income taxes                                  53,900             44,900            43,900
  Minority interest                                            5,479              1,231             1,744
                                                         -----------         ----------        ----------
  Net income                                             $    71,197         $   72,032        $   69,732
                                                         ===========         ==========        ==========

PER SHARE DATA
  Basic earnings per share                               $      2.61         $     2.71        $     2.62
                                                         ===========         ==========        ==========
  Diluted earnings per share                             $      2.58         $     2.69        $     2.60
                                                         ===========         ==========        ==========
  Dividends per share                                    $      0.68         $     0.66        $     0.60
                                                         ===========         ==========        ==========
  Weighted average shares outstanding                         27,263             26,575            26,635
                                                         ===========         ==========        ==========
  Diluted average shares outstanding                          27,567             26,786            26,825
                                                         ===========         ==========        ==========


  The accompanying notes are an integral part of these statements.

                      KENNAMETAL INC., 1998 ANNUAL REPORT

                                   (PAGE 37)


CONSOLIDATED BALANCE SHEETS . . .

  As of June 30                                                                          1998              1997
-----------------------------------------------------------------------------------------------------------------
  (in thousands)
ASSETS
  Current assets:
    Cash and equivalents                                                          $    18,366         $  21,869
    Accounts receivable, less allowance for doubtful accounts
      of $11,974 and $7,325                                                           332,677           200,515
    Inventories                                                                       436,472           210,111
    Deferred income taxes                                                              31,316            25,384
                                                                                  -----------         ---------
    Total current assets                                                              818,831           457,879
                                                                                  -----------         ---------
  Property, plant and equipment:
    Land and buildings                                                                241,482           156,292
    Machinery and equipment                                                           671,087           473,850
    Less accumulated depreciation                                                    (386,642)         (329,756)
                                                                                  -----------         ---------
    Net property, plant and equipment                                                 525,927           300,386
                                                                                  -----------         ---------
  Other assets:
    Investments in affiliated companies                                                13,740            11,736
    Intangible assets, less accumulated amortization of $39,408 and $23,960           706,619            49,915
    Deferred income taxes                                                              39,426            34,307
    Other                                                                              34,450            15,086
                                                                                  -----------         ---------
    Total other assets                                                                794,235           111,044
                                                                                  -----------         ---------
    Total assets                                                                  $ 2,138,993         $ 869,309
                                                                                  ===========         =========

LIABILITIES
  Current liabilities:
    Current maturities of long-term debt and capital leases                       $    78,632         $  13,853
    Notes payable to banks                                                             48,103           120,166
    Accounts payable                                                                  115,373            60,322
    Accrued payroll                                                                    30,600             3,311
    Accrued vacation pay                                                               21,523            18,176
    Other current liabilities                                                          82,838            66,174
                                                                                  -----------         ---------
    Total current liabilities                                                         377,069           282,002
                                                                                  -----------         ---------
  Long-term debt and capital leases, less current maturities                          840,932            40,445
  Deferred income taxes                                                                45,253            21,055
  Other liabilities                                                                    98,073            57,060
                                                                                  -----------         ---------
    Total liabilities                                                               1,361,327           400,562
                                                                                  -----------         ---------
  Minority interest in consolidated subsidiaries                                       42,206             9,139
                                                                                  -----------         ---------

SHAREHOLDERS' EQUITY
    Preferred stock, 5,000 shares authorized; none issued                                  --                --
    Capital stock, $1.25 par value; 70,000 shares authorized;
      32,820 and 29,370 shares issued                                                  41,025            36,712
    Additional paid-in capital                                                        320,645            91,049
    Retained earnings                                                                 458,805           406,083
    Treasury shares, at cost; 2,991 and 3,263 shares held                             (59,131)          (62,400)
    Cumulative translation adjustments                                                (25,884)          (11,836)
                                                                                  -----------         ---------
    Total shareholders' equity                                                        735,460           459,608
                                                                                  -----------         ---------
    Total liabilities and shareholders' equity                                    $ 2,138,993         $ 869,309
                                                                                  ===========         =========

  The accompanying notes are an integral part of these statements.

                      KENNAMETAL INC., 1998 ANNUAL REPORT

                                   (PAGE 38)


CONSOLIDATED STATEMENTS OF CASH FLOWS . . .

  Year ended June 30                                                                     1998             1997             1996
---------------------------------------------------------------------------------------------------------------------------------
  (in thousands)
OPERATING ACTIVITIES
  Net income                                                                        $  71,197         $ 72,032         $ 69,732
  Adjustments for noncash items:
    Depreciation and amortization                                                      67,311           41,399           40,240
    Other                                                                              29,705            5,356            9,000
  Changes in certain assets and liabilities,
    net of effects from acquisitions and divestiture:
    Accounts receivable                                                               (17,006)          (8,032)         (20,359)
    Inventories                                                                       (37,231)           1,379           (9,758)
    Accounts payable and accrued liabilities                                           (8,791)            (600)          (1,342)
    Other                                                                              (3,661)         (11,684)          (2,034)
                                                                                    ---------         --------         --------
  Net cash flow from operating activities                                             101,524           99,850           85,479
                                                                                    ---------         --------         --------
INVESTING ACTIVITIES
  Purchases of property, plant and equipment                                         (104,774)         (73,779)         (57,556)
  Disposals of property, plant and equipment                                            5,132            1,063            6,348
  Acquisitions, net of cash                                                          (755,338)         (18,995)          (1,441)
  Divestiture, net of cash                                                             62,052               --               --
  Purchase of subsidiary stock                                                        (14,197)              --               --
  Other                                                                                (5,992)             907            2,614
                                                                                    ---------         --------         --------
  Net cash flow used for investing activities                                        (813,117)         (90,804)         (50,035)
                                                                                    ---------         --------         --------

FINANCING ACTIVITIES
  Increase (decrease) in short-term debt                                              (71,537)          55,689            5,019
  Increase in long-term debt                                                          803,400              943            7,780
  Reduction in long-term debt                                                        (270,455)         (19,359)         (28,278)
  Net proceeds from issuance and sale of common stock                                 171,439               --               --
  Net proceeds from issuance and sale of subsidiary stock                              90,430               --               --
  Purchase of treasury stock                                                               --          (28,657)              --
  Dividend reinvestment and employee stock plans                                       10,764            5,623            2,652
  Cash dividends paid to shareholders                                                 (18,475)         (17,543)         (15,976)
  Other                                                                                (5,511)              --               --
                                                                                    ---------         --------         --------
  Net cash flow from (used for) financing activities                                  710,055           (3,304)         (28,803)
                                                                                    ---------         --------         --------
  Effect of exchange rate changes on cash                                              (1,965)            (963)            (378)
                                                                                    ---------         --------         --------

CASH AND EQUIVALENTS
  Net increase (decrease) in cash and equivalents                                      (3,503)           4,779            6,263
  Cash and equivalents, beginning                                                      21,869           17,090           10,827
                                                                                    ---------         --------         --------
  Cash and equivalents, ending                                                      $  18,366         $ 21,869         $ 17,090
                                                                                    =========         ========         ========

SUPPLEMENTAL DISCLOSURES
  Interest paid                                                                     $  61,692         $ 10,563         $ 11,436
  Income taxes paid                                                                    47,052           45,307           39,521

  The accompanying notes are an integral part of these statements.

                      KENNAMETAL INC., 1998 ANNUAL REPORT

                                   (PAGE 39)


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY . . .

  Year ended June 30                                       1998              1997              1996
-----------------------------------------------------------------------------------------------------
  (in thousands)
CAPITAL STOCK
  Balance at beginning of year                        $  36,712         $  36,712         $  36,712
  Issuance of common stock                                4,313                --                --
                                                      ---------         ---------         ---------
  Balance at end of year                                 41,025            36,712            36,712
                                                      ---------         ---------         ---------

ADDITIONAL PAID-IN CAPITAL
  Balance at beginning of year                           91,049            87,417            85,768
  Dividend reinvestment and stock purchase plan             819             1,132               882
  Employee stock plans                                    6,676             2,500               767
  Issuance of common stock                              167,126                --                --
  Issuance of subsidiary stock                           54,975                --                --
                                                      ---------         ---------         ---------
  Balance at end of year                                320,645            91,049            87,417
                                                      ---------         ---------         ---------

RETAINED EARNINGS
  Balance at beginning of year                          406,083           351,594           297,838
  Net income                                             71,197            72,032            69,732
  Cash dividends                                        (18,475)          (17,543)          (15,976)
                                                      ---------         ---------         ---------
  Balance at end of year                                458,805           406,083           351,594
                                                      ---------         ---------         ---------

TREASURY SHARES
  Balance at beginning of year                          (62,400)          (35,734)          (36,737)
  Purchase of treasury stock                                 --           (28,657)               --
  Dividend reinvestment and stock purchase plan             292               708               537
  Employee stock plans                                    2,977             1,283               466
                                                      ---------         ---------         ---------
  Balance at end of year                                (59,131)          (62,400)          (35,734)
                                                      ---------         ---------         ---------

CUMULATIVE TRANSLATION ADJUSTMENTS
  Balance at beginning of year                          (11,836)           (1,040)            8,304
  Current year translation adjustments                  (14,048)          (10,796)           (9,344)
                                                      ---------         ---------         ---------
  Balance at end of year                                (25,884)          (11,836)           (1,040)
                                                      ---------         ---------         ---------
  Total shareholders' equity, June 30                 $ 735,460         $ 459,608         $ 438,949
                                                      =========         =========         =========

  The accompanying notes are an integral part of these statements.

                       KENNAMETAL INC. ANNUAL REPORT 1998

                                    (PAGE 40)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS . . .


NOTE 1
------

NATURE OF OPERATIONS

The company is a global enterprise engaged in the manufacture, purchase and distribution of a broad range of tools, tooling systems, industrial supplies and services primarily for the metalworking, mining and highway construction industries, including wear-resistant parts used in various industries.


NOTE 2
------

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

ACCOUNTS RECEIVABLE included $15.1 million and $12.8 million of receivables from affiliates at June 30, 1998 and 1997, respectively.

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

INTANGIBLE ASSETS, which include the excess of cost over net assets of acquired companies, are amortized using the straight-line method over periods ranging from 3 to 40 years. The company assesses the recoverability of goodwill by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired entities. The net book value of goodwill amounted to $690.6 million and $42.5 million at June 30, 1998 and 1997, respectively.

DEFERRED FINANCING COSTS incurred in connection with new borrowings are capitalized and amortized to interest expense over the life of the related obligation.

EARNINGS PER SHARE. Basic earnings per share is computed using the weighted average number of shares outstanding during the period, while diluted earnings per share is calculated to reflect the potential dilution that occurs related to issuance of common stock under stock option grants. The difference between basic and diluted earnings per share relates solely to the effect of common stock options.

For purposes of determining the number of dilutive shares outstanding, weighted average shares outstanding for basic earnings per share calculations were increased from the dilutive effect of unexercised stock options by 303,539, 210,706 and 189,444 shares in 1998, 1997 and 1996, respectively.

ISSUANCE OF SUBSIDIARY STOCK. The company accounts for sales of subsidiary stock as capital transactions in the consolidated financial statements.

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

                       KENNAMETAL INC. ANNUAL REPORT 1998

                                   (PAGE 41)


PENSION PLANS cover the majority of all employees. Pension benefits are based on years of service and, for certain plans, on average compensation immediately preceding retirement. Pension costs are determined in accordance with Statement of Financial Accounting Standards (SFAS) No. 87, "Employers' Accounting for Pensions." The company funds pension costs in accordance with the funding requirements of the Employee Retirement Income Security Act of 1974 (ERISA) for U.S. plans and in accordance with local regulations or customs for non-U.S. plans.

NEW ACCOUNTING STANDARDS. The company adopted SFAS No. 128, "Earnings per Share," issued in February 1997. This statement requires the disclosure of basic and diluted earnings per share and revises the method required to calculate these amounts. The adoption of this standard did not have a material impact on previously reported earnings per share amounts. The company also adopted SFAS No. 129, "Disclosure of Information about Capital Structure," issued in February 1997. This statement requires specific disclosure requirements related to a company's capital structure. The adoption of this standard did not have a material impact on the company.

In June 1997, SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," were issued by the Financial Accounting Standards Board requiring implementation for years beginning after December 15, 1997.

SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The company will adopt SFAS No. 130 in fiscal 1999 and does not anticipate that the statement will have a significant impact on its disclosures.

SFAS No. 131 introduces a new model for segment reporting called the "management approach." The management approach is based on the way the chief operating decision-maker organizes segments within a company for making operating decisions and assessing performance. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. The company is in the process of evaluating the effect of applying this statement.

In February 1998, SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," was issued. The implementation of SFAS No. 132 will revise certain footnote disclosure requirements related to pension and other retiree benefits. The new standard will not have a financial impact on the company. Implementation is required for fiscal 1999.

RECLASSIFICATIONS. Certain amounts in the prior years' consolidated financial statements have been reclassified to conform with the current year presentation.


NOTE 3
------

ACQUISITIONS

On November 17, 1997, the company completed the acquisition of Greenfield Industries, Inc. (Greenfield) for approximately $1.0 billion, including $324.4 million in assumed Greenfield debt and convertible redeemable preferred securities and transaction costs.

The Greenfield acquisition was recorded using the purchase method of accounting and, accordingly, the results of operations of Greenfield have been included in the company's results from the date of acquisition. The purchase price was allocated to assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of purchase price over the fair value of the net assets acquired has been recorded as goodwill and is being amortized over forty years.

Additionally, the company also has made several other acquisitions in 1998 and 1997 to expand its product offering and distribution channels. These acquisitions were accounted for using the purchase method of accounting and their results have been included in the company's results from the respective dates of acquisition. Except for Greenfield, the pro forma effects, individually and collectively, of the acquisitions in the company's consolidated financial statements would not materially impact the reported results.

The allocation of the purchase price to assets acquired and liabilities assumed of Greenfield is as follows:

(in thousands)
--------------------------------------------------------------------------------
  Working capital, other than cash                $171,710
  Property, plant and equipment                    167,798
  Other assets                                       9,246
  Other liabilities                                (28,510)
  Long-term debt                                  (318,146)
  Goodwill                                         654,117
                                                  --------
  Net purchase price                              $656,215
                                                  ========


Pro forma results of operations for the acquisition of Greenfield, but excluding the effects of all other acquisitions, are based on the historical financial statements of the company and Greenfield adjusted to give effect to the acquisition of Greenfield. The pro forma results of operations assume that the acquisition of Greenfield occurred as of the first day of the company's 1997 fiscal year (July 1, 1996).

(in thousands, except per share data)    1998         1997
--------------------------------------------------------------------------------
  Net sales                        $1,913,190   $1,683,362
  Net income                           63,623       51,036
  Basic earnings per share               2.33         1.92
  Diluted earnings per share             2.31         1.91

                       KENNAMETAL INC. ANNUAL REPORT 1998

                                   (PAGE 42)


The pro forma financial information does not purport to present what the company's results of operations would actually have been if the acquisition of Greenfield had occurred on the assumed date, as specified above, or to project the company's financial condition or results of operations for any future period.

On June 26, 1998, the company sold the Marine Products division of Greenfield which operated as Rule Industries, Inc. (Rule). The company acquired Rule as part of its acquisition of Greenfield and, for strategic reasons, chose to divest itself of this part of the business. Rule's Marine Products division is a worldwide market leader in accessory products for the recreational and small commercial boat markets. Annual sales of the Marine Products division are approximately $25.0 million. Cash proceeds from the sale were used to reduce a portion of the company's long-term debt incurred in connection with the acquisition of Greenfield. No gain on sale was recorded as the difference between the cash proceeds and the net book value of Rule's assets was recorded as a reduction of previously recorded goodwill associated with the acquisition of Greenfield, as specified by accounting rules.


NOTE 4
------

STOCK ISSUANCES

On March 20, 1998, the Company sold 3.45 million shares of common stock resulting in net proceeds of $171.4 million. The proceeds were used to reduce a portion of the Company's long-term debt incurred in connection with the acquisition of Greenfield.

On July 2, 1997, an initial public offering (IPO) of approximately 4.9 million shares of common stock of JLK Direct Distribution Inc. (JLK), a subsidiary of the company, was consummated at a price of $20.00 per share. JLK operates the industrial supply operations consisting of the company's wholly owned J&L Industrial Supply (J&L) subsidiary and its Full Service Supply programs. The net proceeds from the offering were $90.4 million and represented approximately 20 percent of JLK's common stock. The transaction has been accounted for as a capital transaction in the consolidated financial statements. The net proceeds were used by JLK to repay $20.0 million of indebtedness related to a dividend to the company and $20.0 million related to intercompany obligations to the company incurred in 1997. The company used these proceeds to repay short-term debt. Pending such uses, the net proceeds were loaned to the company, under an intercompany debt/investment and cash management agreement at a fluctuating rate of interest equal to the company's short-term borrowing cost. Additional net proceeds of $50.4 million have been used to make acquisitions in 1998. The company currently owns approximately 83 percent of the outstanding common stock of JLK.

NOTE 5
------

INVENTORIES

Inventories consisted of the following:

(in thousands)                             1998       1997
--------------------------------------------------------------------------------
  Finished goods                       $302,374   $183,961
  Work in process and
    powder blends                       117,428     50,351
  Raw materials and supplies             53,449     16,494
                                       --------   --------
  Inventories at current cost           473,251    250,806
  Less LIFO valuation                   (36,779)   (40,695)
                                       --------   --------
  Total inventories                    $436,472   $210,111
                                       ========   ========


Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for a significant portion of U.S. inventories and the first-in, first-out (FIFO) method or average cost for other inventories. The company used the LIFO method of valuing its inventories for approximately 45 and 56 percent of total inventories at June 30, 1998 and 1997, respectively. The company uses the LIFO method for valuing the majority of its inventories in order to more closely match current costs with current revenues, thereby reducing the effects of inflation on earnings.


NOTE 6
------

OTHER CURRENT LIABILITIES

Other current liabilities consisted of the following:

  (in thousands)                           1998       1997
--------------------------------------------------------------------------------

  Payroll, state and local taxes        $13,973    $ 6,098
  Accrued benefits                        8,578      6,894
  Accrued employee programs               7,227      5,211
  Accrued interest expense                4,894        766
  Accrued product warranty costs          4,266      4,621
  Federal and state income taxes             --     17,563
  Other accrued expenses                 43,900     25,021
                                        -------    -------
  Total other current liabilities       $82,838    $66,174
                                        =======    =======

                       KENNAMETAL INC. ANNUAL REPORT 1998

                                   (PAGE 43)


NOTE 7
------

LONG-TERM DEBT AND CAPITAL LEASES

Long-term debt and capital lease obligations consisted of the following:

(in thousands)                             1998       1997
--------------------------------------------------------------------------------
  Bank Credit Agreement:
    Revolving credit loans,
      6.785% to 6.815%, due 2003       $609,300   $     --
    Term loan, 6.785%, due in
      installments through 2003         266,250         --
  Senior notes, 9.64%, due in
    installments through 2000                --     30,000
  Borrowings outside the U.S.,
    varying from 6.25% to 10.25%
    in 1998 and 6.60% to 10.25%
    in 1997, due in installments
    through 2013                         18,462      6,750
  Leases, primarily office facilities,
    with terms expiring through
    2008 at 6.75% to 7.55%               11,004     11,068
  Other                                  14,548      6,480
                                       --------   --------
  Total debt and capital leases         919,564     54,298
                                       --------   --------
  Less current maturities:
    Long-term debt                      (77,522)   (12,287)
    Capital leases                       (1,110)    (1,566)
                                       --------   --------
  Total current maturities              (78,632)   (13,853)
                                       --------   --------
  Long-term debt and capital leases    $840,932   $ 40,445
                                       ========   ========


In connection with the acquisition of Greenfield, the company entered into a new $1.4 billion Bank Credit Agreement (Agreement). Subject to certain conditions, the Agreement permits term loans of up to $500.0 million and revolving credit loans of up to $900.0 million for working capital, capital expenditures and general corporate purposes. Interest payable under the term loan and revolving credit loans are currently based on LIBOR plus 1.125%. The Agreement also includes a commitment fee on the revolving credit loans of 0.25% of the unused balance.

The Agreement also contains various restrictive and affirmative covenants requiring the maintenance of certain financial ratios. The term loan under the Agreement is subject to mandatory amortization commencing on November 30, 1998, and matures on August 31, 2002. The revolving credit loans also mature on August 31, 2002. During fiscal 1998, the term loan was permanently reduced with the net proceeds received in connection with the issuance of company stock and from the sale of certain assets (see Notes 3 and 4).

Future principal maturities of long-term debt are $77.5 million, $124.2 million, $75.9 million, $2.8 million and $611.6 million, respectively, in fiscal years 1999 through 2003.

Future minimum lease payments under capital leases for the next five years and in total are as follows:

(in thousands)
--------------------------------------------------------------------------------
  Year ending June 30:
    1999                                           $ 1,979
    2000                                             1,993
    2001                                             1,383
    2002                                             1,296
    2003                                             1,099
    After 2003                                       8,131
                                                   -------
  Total future minimum lease payments               15,881
  Less amount representing interest                 (4,877)
                                                   -------
  Present value of minimum lease payments          $11,004
                                                   =======

Future minimum lease payments under operating leases with noncancelable terms beyond one year were not significant at June 30, 1998.


NOTE 8
------

NOTES PAYABLE TO BANKS

Notes payable to banks of $48.1 million and $120.2 million at June 30, 1998 and 1997, respectively, represent short-term borrowings under U.S. and international credit lines with commercial banks. These credit lines totaled approximately $134.9 million at June 30, 1998, of which $86.8 million was unused. The weighted average interest rate for short-term borrowings was 7.4 percent and 6.3 percent at June 30, 1998 and 1997, respectively.

During 1997, the company's J&L subsidiary obtained a $25 million line of credit with a bank and borrowed $20 million under the line of credit to fund a dividend to the company. Interest payable under the line of credit was based on LIBOR plus 0.25%. The company guaranteed repayment of the line of credit in the event of default by J&L. The line of credit was repaid in full and canceled during July 1997.

                       KENNAMETAL INC. ANNUAL REPORT 1998

                                   (PAGE 44)



NOTE 9
------

INCOME TAXES

Income before income taxes and the provision for income taxes consisted of the following:

(in thousands)                 1998        1997       1996
--------------------------------------------------------------------------------
  Income before income taxes:
    United States          $ 93,775    $ 95,029   $ 76,020
    International            36,801      23,134     39,356
                           --------    --------   --------
  Total income before
    income taxes           $130,576    $118,163   $115,376
                           ========    ========   ========

  Current income taxes:
    Federal                $ 17,200    $ 30,600   $ 28,100
    State                     5,700       6,000      5,500
    International            10,100       4,400      1,800
                           --------    --------   --------
  Total                      33,000      41,000     35,400
  Deferred income taxes      20,900       3,900      8,500
                           --------    --------   --------
  Provision for
    income taxes           $ 53,900    $ 44,900   $ 43,900
                           ========    ========   ========
  Effective tax rate          41.3%       38.0%      38.0%
                           ========    ========   ========


The reconciliation of income taxes computed using the statutory U.S. income tax rate and the provision for income taxes was as follows:

  (in thousands)               1998        1997       1996
--------------------------------------------------------------------------------
  Income taxes at U.S.
    statutory rate          $45,702     $41,357    $40,382
  State income taxes,
    net of federal
    tax benefits              3,684       3,917      3,575
  Nondeductible
    goodwill                  3,944         397        283
  Combined tax effects of
    international income      2,944      (1,990)    (2,942)
  International losses with
    no related tax benefits   1,562         102        421
  Other                      (3,936)      1,117      2,181
                            -------     -------    -------
  Provision for
    income taxes            $53,900     $44,900    $43,900
                            =======     =======    =======


Deferred tax assets and liabilities consisted of the following:

  (in thousands)                           1998       1997
--------------------------------------------------------------------------------
  Deferred tax assets (liabilities):
    Net operating loss carryforwards    $20,270    $27,160
    Other postretirement benefits        18,350     15,153
    Inventory valuation and reserves     12,779      7,981
    Accrued vacation compensation         4,582      4,316
    Other accruals                       11,793      7,436
    Pension benefits                     (2,860)    (2,133)
    Accumulated depreciation            (36,557)   (17,663)
                                        -------    -------
  Total                                  28,357     42,250
  Less valuation allowance               (2,868)    (3,614)
                                        -------    -------
  Net deferred tax assets               $25,489    $38,636
                                        =======    =======


Deferred income taxes have not been provided on cumulative undistributed earnings of international subsidiaries and affiliates. At June 30, 1998, unremitted earnings of non-U.S. subsidiaries were determined to be permanently reinvested. It is not practical to estimate the income tax benefit that might be incurred if earnings were remitted to the United States.

Included in deferred tax assets at June 30, 1998, are unrealized tax benefits totaling $20.3 million related to net operating loss carryforwards. The realization of these tax benefits is contingent on future taxable income in certain international operations. Of this amount, approximately $15.6 million relates to net operating loss carryforwards in Germany, which can be carried forward indefinitely. The company's operations in Germany are profitable.

The remaining unrealized tax benefits relate to net operating loss carryforwards in certain other international operations, which expire at various dates through 2003. The company established a valuation allowance of $2.9 million to offset the deferred tax benefits that may not be realized before the expiration of the carryforward periods.

During the fourth quarter of 1998, the company reached a settlement with the German tax authorities related to tax uncertainties associated with the acquisition of Hertel AG in 1994. As a result, the subsidiary increased its net operating loss carryforwards in Germany by $5.9 million. A portion of this amount was used to reduce previously recorded goodwill associated with the acquisition of Hertel AG as specified by accounting rules.

                       KENNAMETAL INC. ANNUAL REPORT 1998

                                   (PAGE 45)


NOTE 10
-------

PENSION BENEFITS

The components of net pension credit for the company's U.S. defined benefit pension plans were as follows:

(in thousands)                 1998        1997       1996
---------------------------------------------------------------------------------------------------------------------------
  Service cost             $  8,284    $  7,728    $  6,722
  Interest cost              17,075      14,569      13,688
  Return on plan assets     (47,220)    (46,845)    (45,888)
  Net amortization
    and deferral             16,964      22,457      24,682
                           --------    --------    --------
  Net pension credit       $ (4,897)   $ (2,091)   $   (796)
                           ========    ========    ========


The funded status of the plans and amounts recognized in the consolidated balance sheets were as follows:


  (in thousands)                           1998       1997
--------------------------------------------------------------------------------
  Plan assets, at fair value          $ 395,930   $318,229
                                      ---------   --------
  Present value of accumulated
    benefit obligations:
    Vested benefits                     221,736    161,160
    Nonvested benefits                    2,433      2,271
                                      ---------   --------
  Accumulated benefit obligations       224,169    163,431
  Effect of future salary increases      48,745     48,054
                                      ---------   --------
  Projected benefit obligations         272,914    211,485
                                      ---------   --------
  Plan assets in excess of projected
    benefit obligations                 123,016    106,744
  Amounts not recognized in the
    financial statements:
    Unrecognized net assets from
      July 1, 1986                      (10,149)   (12,329)
    Unrecognized prior service costs      5,719        672
    Unrecognized net gains             (111,839)   (87,118)
                                      ---------   --------
  Prepaid pension costs               $   6,747   $  7,969
                                      =========   ========


Prepaid pension costs are included in other noncurrent assets.

Plan assets consist principally of common stocks, corporate bonds and U.S. government securities. The significant actuarial assumptions used to determine the present value of pension benefit obligations were as follows:


                                           1998       1997
--------------------------------------------------------------------------------
  Discount rate                           7.00%      7.50%
  Rate of future salary increases         4.50%      4.50%
  Rate of return on plan assets           9.00%      9.00%


In connection with the acquisition of Greenfield during 1998, the company recorded an aggregate net liability of $8.0 million in purchase accounting for the excess of the estimated projected benefit obligation over the fair value of plan assets. This plan was frozen in 1995 and benefits were frozen at 1995 levels.

Pension plans of international subsidiaries are not required to report to U.S. government agencies pursuant to ERISA. The components of net pension cost for the company's significant international defined benefit pension plans were as follows:

  (in thousands)               1998        1997       1996
--------------------------------------------------------------------------------
  Service cost              $ 3,526      $  877     $  735
  Interest cost               2,571       1,480      1,573
  Return on plan assets      (1,931)       (709)      (661)
  Net amortization
    and deferral                 30         (45)       (45)
                            -------      ------     ------
  Net pension cost          $ 4,196      $1,603     $1,602
                            =======      ======     ======


The funded status of the international plans and amounts recognized in the consolidated balance sheets were as follows:

  (in thousands)                                              1998                             1997
-----------------------------------------------------------------------------------------------------
                                           Assets              ABO          Assets              ABO
                                           Exceed           Exceed          Exceed           Exceed
                                              ABO           Assets             ABO           Assets
-----------------------------------------------------------------------------------------------------
  Plan assets, at fair value             $ 26,250         $     --         $ 9,417         $     --
                                         --------         --------         -------         --------
  Present value of accumulated
    benefit obligations (ABO):
    Vested benefits                        22,111           12,455           5,643           11,863
    Nonvested benefits                        391            1,576              13            1,465
                                         --------         --------         -------         --------
  Accumulated benefit obligations          22,502           14,031           5,656           13,328
  Effect of future salary increases         2,742              205           1,393              210
                                         --------         --------         -------         --------
  Projected benefit obligations            25,244           14,236           7,049           13,538
                                         --------         --------         -------         --------
  Plan assets greater (less)
    than projected benefit
    obligations                             1,006          (14,236)          2,368          (13,538)
  Amounts not recognized in the
    financial statements:
    Unrecognized net assets                   470               --            (850)              --
    Unrecognized net gains                 (1,449)              11          (1,550)              --
                                         --------         --------         -------         --------
    Net pension asset (liability)        $     27         $(14,225)        $   (32)        $(13,538)
                                         ========         ========         =======         ========

                       KENNAMETAL INC. ANNUAL REPORT 1998

                                   (PAGE 46)


Accrued pension costs are included in other noncurrent liabilities. Plan assets consist principally of common stocks, corporate bonds and government securities.

The significant actuarial assumptions used to determine the present value of pension benefit obligations for international plans were as follows:

                              1998                   1997
--------------------------------------------------------------------------------
  Discount rate         7.00%-6.00%            8.00%-7.00%
  Rate of future
    salary increases    4.50%-4.00%            5.50%-4.00%
  Rate of return on
    plan assets         8.00%-7.00%                  9.00%


Total pension cost for U.S. and international plans amounted to $13.1 million, $8.7 million and $2.1 million in 1998, 1997 and 1996, respectively.


NOTE 11
-------

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

The components of other postretirement benefit costs for the company's U.S. plans were as follows:

  (in thousands)               1998        1997       1996
--------------------------------------------------------------------------------
  Service cost               $1,080      $1,220     $1,100
  Interest cost               2,646       2,427      2,661
  Net amortization
    and deferral                (60)        (70)        --
                             ------      ------     ------
  Other postretirement
    benefit costs            $3,666      $3,577     $3,761
                             ======      ======     ======


Accumulated postretirement benefit obligations and amounts recognized in the consolidated balance sheets were as follows:

(in thousands)                                            1998       1997
--------------------------------------------------------------------------------
  Present value of accumulated benefit obligations:
    Retirees                                           $24,720    $17,446
    Fully eligible active participants                   8,372      2,742
    Other active participants                            7,535     14,392
                                                       -------    -------
  Accumulated benefit obligations                       40,627     34,580
  Plan assets, at fair value                                --         --
                                                       -------    -------
  Accumulated benefit obligations
    in excess of plan assets                            40,627     34,580
  Unrecognized net gains                                 2,896      4,340
                                                       -------    -------
  Accrued postretirement benefits                      $43,523    $38,920
                                                       =======    =======


Included in other noncurrent liabilities were accrued postretirement benefits of $40.2 million and $36.0 million at June 30, 1998 and 1997, respectively.

The significant actuarial assumptions used to determine the present value of accumulated postretirement benefit obligations were as follows:

                                          1998       1997
--------------------------------------------------------------------------------
  Discount rate                           7.00%      7.50%
  Rate of increase in health care costs:
    Initial rate                          7.50%      8.00%
    Ultimate rate in 2003 and after       5.00%      5.00%


A 1 percent increase in the health care cost trend rate would have increased other postretirement benefit costs by $0.1 million in 1998 and the accumulated benefit obligation by $1.0 million at June 30, 1998.

In connection with the acquisition of Greenfield during 1998, the company recorded an aggregate net liability of $4.8 million in purchase accounting for the estimated accumulated benefit obligation. This plan was frozen in 1995 and benefits were frozen at 1995 levels.

The company provides for postemployment benefits pursuant to SFAS No. 112, "Employers' Accounting for Postemployment Benefits." The company accrues the cost of separation and other benefits provided to former or inactive employees after employment but before retirement. Postemployment benefit costs were not significant in 1998, 1997 and 1996, respectively.

                       KENNAMETAL INC. ANNUAL REPORT 1998

                                   (PAGE 47)


NOTE 12
-------

RESTRUCTURING CHARGE

In 1996, the Board of Directors approved the company's plan (the Plan) to relocate its North America Metalworking Headquarters from Raleigh, N.C., to Latrobe, Pa. In connection with the Plan, the company constructed a new world headquarters at a cost of approximately $20.0 million. The relocation was made to globalize key functions and to provide a more efficient corporate structure. As a result, a pretax charge of $2.0 million was recorded in the fourth quarter of fiscal 1996 to cover the one-time costs of employee separation arrangements and early retirement costs. The costs resulting from the relocation of employees, hiring and training new employees, and other costs resulting from the temporary duplication of certain operations were not included in the one-time charge and are included in operating expenses as incurred. The company also recorded a one-time pretax charge of $0.7 million related to the closure of a manufacturing facility in Canada. The restructuring was completed in 1998.


NOTE 13
-------

FINANCIAL INSTRUMENTS

FAIR VALUE. The company had $18.4 million in cash and equivalents at June 30, 1998, which approximates fair value because of the short maturity of these investments.

The estimated fair value of long-term debt was $909.1 million at June 30, 1998. Fair value was determined using discounted cash flow analysis and the company's incremental borrowing rates for similar types of arrangements.

OFF-BALANCE-SHEET RISK. The company uses forward foreign exchange contracts in the normal course of business to hedge foreign currency exposures of underlying receivables and payables. These financial instruments involve credit risk in excess of the amount recognized in the financial statements. The company controls credit risk through credit evaluations, limits and monitoring procedures. These financial instruments are not used for trading purposes. There were no financial instruments with significant off-balance-sheet risk at June 30, 1998.

CONCENTRATIONS OF CREDIT RISK. Financial instruments that potentially subject the company to concentrations of credit risk consist primarily of temporary cash investments and trade receivables. By policy, the company makes temporary cash investments with high credit quality financial institutions. With respect to trade receivables, concentrations of credit risk are significantly reduced because the company serves numerous customers in many industries and geographic areas. As of June 30, 1998, the company had no significant concentrations of credit risk.


NOTE 14
-------

STOCK OPTIONS

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

Under provisions of the plans, participants may deliver Kennametal stock in payment of the option price and receive credit for the fair market value of the shares on the date of delivery. Shares valued at $0.2 million (3,961 shares), $0.5 million (11,684 shares) and $0.9 million (22,740 shares) were delivered in 1998, 1997 and 1996, respectively.

Under the 1996, 1992 and 1988 plans, shares may be awarded to eligible employees without payment. The respective plans specify that such shares are awarded in the name of the employee, who has all the rights of a shareholder, subject to certain restrictions or forfeitures. Such awards were not significant in 1998, 1997 and 1996.

The company measures compensation expense in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense for stock options has been recognized in the accompanying consolidated financial statements. If compensation expense had been determined based on the estimated fair value of options granted in 1998, 1997 and 1996, consistent with the methodology in SFAS No. 123, "Accounting for Stock-Based Compensation," the effect on the company's 1998, 1997 and 1996 net income and earnings per share would have been reduced to the pro forma amounts indicated below:

(in thousands)                 1998        1997       1996
--------------------------------------------------------------------------------
  Net income:
    As reported             $71,197     $72,032    $69,732
    Pro forma                65,671      70,140     65,610
  Basic earnings per share:
    As reported             $  2.61     $  2.71    $  2.62
    Pro forma                  2.41        2.64       2.46
  Diluted earnings per share:
    As reported             $  2.58     $  2.69    $  2.60
    Pro forma                  2.38        2.62       2.45


The fair values of the options granted were estimated on the date of their grant using the Black-Scholes option-pricing model based on the following weighted average assumptions:

                              1998        1997       1996
--------------------------------------------------------------------------------
  Risk-free interest rate     6.12%       6.64%      6.28%
  Expected life (years)          5           5          5
  Expected volatility         23.8%       27.9%      30.2%
  Expected dividend yield      1.6%        2.0%       1.9%

                       KENNAMETAL INC. ANNUAL REPORT 1998

                                   (PAGE 48)


Stock option activity for 1998, 1997 and 1996 is set forth below:

                                                             1998                         1997                         1996
---------------------------------------------------------------------------------------------------------------------------
                                                 Weighted Average             Weighted Average             Weighted Average
  Number of Shares                      Options    Exercise Price     Options   Exercise Price     Options   Exercise Price
---------------------------------------------------------------------------------------------------------------------------
  Options outstanding,
    beginning of year                 1,169,367            $30.85     994,244           $30.41     521,148           $20.55
  Granted                               727,900             49.82     327,000            31.42     580,500            36.86
  Exercised                            (224,061)            33.05    (116,877)           22.65    (105,904)           17.16
  Lapsed and forfeited                  (53,000)            50.76     (35,000)           36.45      (1,500)           37.06
                                      ---------            ------   ---------           ------     -------           ------
  Options outstanding, end of year    1,620,206            $38.40   1,169,367           $30.85     994,244           $30.41
                                      ---------            ------   ---------           ------     -------           ------
  Options exercisable, end of year    1,592,854            $38.64   1,132,111           $31.16     960,970           $30.88
                                      ---------            ------   ---------           ------     -------           ------
  Weighted average fair value of
    options granted during the year                        $13.90                       $ 9.48                       $11.56
                                                           ======                       ======                       ======


Stock options outstanding at June 30, 1998:

                                                            Options Outstanding              Options Exercisable
------------------------------------------------------------------------------------------------------------------
                                                    Weighted
          Range of                         Average Remaining   Weighted Average                 Weighted Average
   Exercise Prices          Options  Contractual Life (years)    Exercise Price         Options   Exercise Price
------------------------------------------------------------------------------------------------------------------
     $16.13-$20.53          179,706                     3.73             $18.92         158,354           $19.19
      24.75                 135,862                     6.15              24.75         135,862            24.75
      30.81                 177,700                     8.09              30.81         177,700            30.81
      31.06- 36.38           83,000                     8.10              33.40          83,000            33.40
      37.06                 363,038                     7.08              37.06         363,038            37.06
      48.56                 491,400                     9.08              48.56         491,400            48.56
      49.25- 52.09           88,000                     9.52              50.08          82,000            50.02
      53.97                 101,500                     9.46              53.97         101,500            53.97
                          ---------                     ----             ------       ---------           ------
                          1,620,206                     7.68             $38.40       1,592,854           $38.64
                          =========                     ====             ======       =========           ======


NOTE 15
-------

ENVIRONMENTAL MATTERS

The company has been involved in various environmental cleanup and remediation activities at several of its manufacturing facilities. In addition, the company has been named as a potentially responsible party at one Superfund site in the United States. However, it is management's opinion, based on its evaluations and discussions with outside counsel and independent consultants, that the ultimate resolution of these environmental matters will not have a material adverse effect on the results of operations, financial position or cash flows of the company.

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


NOTE 16
-------

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

                       KENNAMETAL INC. ANNUAL REPORT 1998

                                   (PAGE 49)



NOTE 17
-------

SEGMENT DATA

The company operates predominantly as a tooling supplier specializing in powder metallurgy, which represents a single business segment. The following table presents the company's operations by geographic area:

  (in thousands)            1998         1997         1996
--------------------------------------------------------------------------------
  Sales:
    United States     $1,304,149   $  867,321   $  784,295
    Europe               390,700      306,065      328,732
    Other
       international     157,054      125,856      114,432
                      ----------   ----------   ----------
  Total                1,851,903    1,299,242    1,227,459
                      ----------   ----------   ----------
  Intersegment
    transfers:
    United States        126,713      100,000       97,343
    Europe                38,823       33,629       38,452
    Other
       international       7,979        9,270       11,701
                      ----------   ----------   ----------
  Total                  173,515      142,899      147,496
                      ----------   ----------   ----------
  Net sales           $1,678,388   $1,156,343   $1,079,963
                      ==========   ==========   ==========
  Operating income:
    United States     $  144,043   $   90,421   $   79,517
    Europe                36,743       18,876       27,614
    Other
       international      17,512       15,949       15,247
    Eliminations          (2,727)       1,779         (527)
                      ----------   ----------   ----------
  Total operating
    income               195,571      127,025      121,851
                      ----------   ----------   ----------
    Interest expense      59,536       10,393       11,296
    Other income
      (expense)           (5,459)       1,531        4,821
                      ----------   ----------   ----------
  Income before
    income taxes and
    minority interest $  130,576   $  118,163   $  115,376
                      ==========   ==========   ==========
  Identifiable assets:
    United States     $1,676,436   $  560,631   $  495,452
    Europe               328,933      210,711      239,594
    Other
       international     156,388       79,477       83,130
    Eliminations         (43,335)     (10,390)     (37,884)
    Corporate             20,571       28,880       19,199
                      ----------   ----------   ----------
  Total assets        $2,138,993   $  869,309   $  799,491
                      ==========   ==========   ==========


Intersegment transfers are accounted for at arm's-length prices, reflecting prevailing market conditions within the various geographic areas. Such sales and associated costs are eliminated in the consolidated financial statements.

Identifiable assets are those assets that are identified with the operations in each geographic area. Corporate assets consist mainly of cash equivalents, investments in affiliated companies and other assets.

Sales to a single customer did not aggregate 10 percent or more of total sales. Export sales from U.S. operations to unaffiliated customers were $64.7 million, $15.1 million and $21.4 million in 1998, 1997 and 1996, respectively.


NOTE 18
-------

OTHER INCOME (EXPENSE)

Other expense includes approximately $4.6 million as a result of the write-off of deferred financing costs related to a postponed public offering of $450.0 million of equity and equity-related securities and $450.0 million of debt securities (the "offerings") that the company had originally intended to offer in connection with the acquisition of Greenfield. Related to the debt offering, the company also entered into an agreement to hedge its exposure to fluctuations in interest rates. The company subsequently postponed the proposed offerings and terminated the interest rate hedges resulting in a loss of $3.5 million. The company also wrote-off other related offering expenses of $1.1 million resulting in a combined total of $4.6 million.

                       KENNAMETAL INC. ANNUAL REPORT 1998

                                   (PAGE 50)


QUARTERLY FINANCIAL INFORMATION  . . .
(UNAUDITED)


                                Quarter Ended
----------------------------------------------------------

(in thousands, except
per share data)  Sep. 30     Dec. 31    Mar. 31    Jun. 30
----------------------------------------------------------
  FISCAL 1998:
  Net sales     $310,792    $370,048   $496,585   $500,963
  Gross profit   132,223     150,502    200,269    200,913
  Net income      17,548       9,574     20,741     23,334
  Basic
    earnings
    per share       0.67        0.36       0.77       0.78
  Diluted
    earnings
    per share       0.66        0.36       0.76       0.78
                ========    ========   ========   ========

  FISCAL 1997:
  Net sales     $275,203    $273,435   $295,365   $312,340
  Gross profit   114,710     113,346    126,566    133,306
  Net income      15,203      14,567     19,928     22,334
  Basic
    earnings
    per share       0.57        0.54       0.75       0.85
  Diluted
    earnings
    per share       0.57        0.54       0.74       0.84
                ========    ========   ========   ========


Earnings per share amounts for each quarter are required to be computed independently and, therefore, may not equal the amount computed for the year.


STOCK PRICE RANGES AND DIVIDENDS PAID

The company's capital stock is traded on the New York Stock Exchange (symbol
KMT). The number of shareholders of record as of August 10, 1998, was 2,884. Stock price ranges and dividends declared and paid were as follows:

                                Quarter Ended
------------------------------------------------------------------
                  Sep. 30       Dec. 31       Mar. 31      Jun. 30
------------------------------------------------------------------
  FISCAL 1998:
  High            $49 1/2      $55 11/16     $53 3/8       $54 3/4
  Low              41 1/4       47            43 13/16      41 3/4
  Dividends          0.17           0.17          0.17        0.17
                  =======      =========     =========     =======

  FISCAL 1997:
  High            $34 3/8      $39           $43 1/8       $44 1/8
  Low              28 7/8       32 3/4        34 7/8        33 1/8
  Dividends          0.15         0.17          0.17          0.17
                  =======      =========     =========     =======

REPORT OF MANAGEMENT . . .

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


/s/ ROBERT L. MCGEEHAN
------------------------------------------
Robert L. McGeehan
President and Chief Executive Officer
Shareholder


/s/ RICHARD J. ORWIG
------------------------------------------
Richard J. Orwig
Vice President
Chief Financial and Administrative Officer
Shareholder

                       KENNAMETAL INC. ANNUAL REPORT 1998

                                   (PAGE 51)


REPORT OF AUDIT COMMITTEE . . .


TO THE SHAREHOLDERS OF KENNAMETAL INC.

The Audit Committee of the Board of Directors, composed of four independent directors, met four times during fiscal year 1998.

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

/s/ LARRY YOST
-------------------------
Larry Yost
Chairman, Audit Committee
Shareholder



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS . . .


TO THE SHAREHOLDERS OF KENNAMETAL INC.

We have audited the accompanying consolidated balance sheets of Kennametal Inc. and subsidiaries as of June 30, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kennametal Inc. and subsidiaries as of June 30, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.


/s/ ARTHUR ANDERSEN LLP
-------------------------
Arthur Andersen LLP
Pittsburgh, Pennsylvania
July 21, 1998

                       KENNAMETAL INC. ANNUAL REPORT 1998

                                   (PAGE 52)


TEN-YEAR FINANCIAL HIGHLIGHTS . . .

                                                               10-YR
(dollars in thousands, except per share data)  Notes            CAGR                1998               1997               1996
--------------------------------------------------------------------------------------------------------------------------------
   OPERATING RESULTS
   Net sales                                                     14.9%        $1,678,388         $1,156,343         $1,079,963
   Cost of goods sold                                            15.1            994,481            668,415            625,473
   Research and development expenses                              7.7             20,397             24,105             20,585
   Selling, marketing and distribution expenses                  14.9            339,772            263,980            242,375
   General and administrative expenses                           14.3            112,519             69,911             65,417
   Interest expense                                              21.3             59,536             10,393             11,296
   Unusual or nonrecurring items                 (1)             n.m.              4,595                 --              2,666
   Income taxes                                                  10.9             53,900             44,900             43,900
   Accounting changes, net of tax                (2)             n.m.                 --                 --                 --
   Net income (loss)                             (3)             11.3             71,197             72,032             69,732
                                                                 ----         ----------         ----------         ----------

   FINANCIAL POSITION
   Net working capital                                           16.1%        $  441,762         $  175,877         $  217,651
   Inventories                                                   16.3            436,472            210,111            204,934
   Property, plant and equipment, net                            12.5            525,927            300,386            267,107
   Total assets                                                  19.5          2,138,993            869,309            799,491
   Long-term debt, including capital leases                      27.4            840,932             40,445             56,059
   Total debt, including capital leases                          25.0            967,667            174,464            131,151
   Total shareholders' equity                    (4)             14.7            735,460            459,608            438,949
                                                                 ----         ----------         ----------         ----------

   PER SHARE DATA
   Basic earnings (loss)                         (3)              8.2%        $     2.61         $     2.71         $     2.62
   Diluted earnings (loss)                                        8.2               2.58               2.69               2.60
   Dividends                                                      2.7               0.68               0.66               0.60
   Book value (at year-end)                                      10.6              24.66              17.61              16.44
   Market price (at year-end)                                     8.6              41.75              43.00              34.00
                                                                 ----         ----------         ----------         ----------

   OTHER DATA
   Capital expenditures                                           8.5%        $  104,774         $   73,779         $   57,556
   Number of employees (at year-end)                             11.2             14,380              7,550              7,260
   Average sales per employee                                     6.0         $      152         $      159         $      152
   Weighted average shares
     outstanding (in thousands)                  (4)              2.9             27,263             26,575             26,635
   Diluted average shares outstanding
     (in thousands)                              (4)              2.9             27,567             26,786             26,825
                                                                 ----         ----------         ----------         ----------

   KEY RATIOS
   Sales growth                                                                     45.1%               7.1%               9.8%
   Gross profit margin                                                              40.7               42.2               42.1
   Operating profit margin                       (5)                                11.7               11.0               11.5
   Return on sales                               (3)                                 4.2                6.2                6.5
   Return on equity                              (3)                                12.2               15.8               17.0
   Total debt to total capital                                                      55.4               27.1               22.5
   Dividend payout                               (6)                                25.7               25.0               35.8
   Inventory turnover                                                                3.1x               3.2x               3.0x
                                                                              ==========          =========         ==========




  n.m.--Not meaningful      CAGR--Compound annual growth rate


Notes

1. Unusual charges (credits) reflect deferred financing costs related to a postponed public offering intended to have been offered in connection with the acquisition of Greenfield in 1998, restructuring costs for the relocation of the North America Metalworking Headquarters from Raleigh, N.C., to Latrobe, Pa., and to close a manufacturing facility in 1996, restructuring and integration costs associated with the acquisition of Hertel AG in 1994, settlement and partial reversal of accrued patent litigation costs in 1993 and accrued patent litigation costs in 1991.

2. Accounting changes in 1994 reflect changes in the methods of accounting for postretirement health care and life insurance benefits (SFAS No. 106) and income taxes (SFAS No. 109).

3. Excluding unusual charges in 1998, net income was $73,894; basic earnings per share were $2.71; return on sales was 4.4 percent; and return on equity was 12.6 percent. Excluding unusual charges in 1996, net income was $71,369; basic earnings per share were $2.68; return on sales was 6.6 percent; and return on equity was 17.4 percent. Excluding unusual charges and accounting changes in 1994, net income was $31,330; basic earnings per share were $1.29; return on sales was 3.9 percent; and return on equity was
     11.4 percent.

4. In 1998, the company issued 3.45 million shares of capital stock for net proceeds of $171.4 million. In 1994, the company issued approximately 4 million shares of capital stock for net proceeds of $73.6 million.

5.   Excludes unusual or nonrecurring items.

6.   Uses a trailing three-year average earnings.

                       KENNAMETAL INC. ANNUAL REPORT 1998

                                   (PAGE 53)


(dollars in thousands, except per share data) Notes     1995               1994               1993               1992
-----------------------------------------------------------------------------------------------------------------------
  OPERATING RESULTS
   Net sales                                        $983,873           $802,513           $598,496           $594,533
   Cost of goods sold                                560,867            472,533            352,773            362,967
   Research and development expenses                  18,744             15,201             14,714             13,656
   Selling, marketing and distribution expenses      219,271            189,487            144,850            137,494
   General and administrative expenses                55,853             58,612             41,348             45,842
   Interest expense                                   12,793             13,811              9,549             10,083
   Unusual or nonrecurring items             (1)          --             24,749             (1,738)                --
   Income taxes                                       45,000             15,500             14,000              8,100
   Accounting changes, net of tax            (2)          --             15,003                 --                 --
   Net income (loss)                         (3)      68,294             (4,088)            20,094             12,872
                                                    --------           --------           --------           --------

  FINANCIAL POSITION
   Net working capital                              $184,072           $130,777           $120,877           $108,104
   Inventories                                       200,680            158,179            115,230            118,248
   Property, plant and equipment, net                260,342            243,098            192,305            200,502
   Total assets                                      781,609            697,532            448,263            472,167
   Long-term debt, including capital leases           78,700             90,178             87,891             95,271
   Total debt, including capital leases              149,730            147,295            110,628            127,954
   Total shareholders' equity                (4)     391,885            322,836            255,141            251,511
                                                    --------           --------           --------           --------

  PER SHARE DATA
   Basic earnings (loss)                     (3)    $   2.58           $  (0.17)          $   0.93           $   0.60
   Diluted earnings (loss)                              2.56              (0.17)              0.92               0.60
   Dividends                                            0.60               0.58               0.58               0.58
   Book value (at year-end)                            14.75              12.25              11.64              11.64
   Market price (at year-end)                          34.50              24.63              16.75              17.13
                                                    --------           --------           --------           --------

  OTHER DATA
   Capital expenditures                             $ 43,371           $ 27,313           $ 23,099           $ 36,555
   Number of employees (at year-end)                   7,030              6,600              4,850              4,980
   Average sales per employee                       $    146           $    125           $    122           $    116
   Weighted average shares
     outstanding (in thousands)              (4)      26,486             24,304             21,712             21,452
   Diluted average shares outstanding
     (in thousands)                          (4)      26,640             24,449             21,753             21,551
                                                    --------           --------           --------           --------

   KEY RATIOS
   Sales growth                                         22.6%              34.1%               0.7%              (3.8)%
   Gross profit margin                                  43.0               41.1               41.1               38.9
   Operating profit margin                   (5)        12.9                7.8                6.9                5.2
   Return on sales                           (3)         6.9               n.m.                3.4                2.2
   Return on equity                          (3)        19.3               n.m.                8.1                5.2
   Total debt to total capital                          27.0               30.6               30.2               33.7
   Dividend payout                           (6)        53.9              127.9               68.8               55.4
   Inventory turnover                                    3.1x               3.1x               3.1x               3.0x
                                                    ========           ========           ========           ========



(dollars in thousands, except per share data) Notes             1991               1990               1989
------------------------------------------------------------------------------------------------------------
   OPERATING RESULTS
   Net sales                                                $617,833           $589,023           $472,200
   Cost of goods sold                                        358,529            342,434            274,929
   Research and development expenses                          14,750             13,325             11,969
   Selling, marketing and distribution expenses              136,319            123,286             94,934
   General and administrative expenses                        49,219             42,648             31,443
   Interest expense                                           11,832             10,538              8,960
   Unusual or nonrecurring items                 (1)           6,350                 --                 --
   Income taxes                                               17,300             23,000             20,900
   Accounting changes, net of tax                (2)              --                 --                 --
   Net income (loss)                             (3)          21,086             32,113             29,994
                                                            --------           --------           --------

   FINANCIAL POSITION
   Net working capital                                      $ 88,431           $108,954           $ 91,032
   Inventories                                               119,767            114,593            105,033
   Property, plant and equipment, net                        193,830            175,523            166,390
   Total assets                                              476,194            451,379            383,252
   Long-term debt, including capital leases                   73,113             81,314             57,127
   Total debt, including capital leases                      130,710            116,212             95,860
   Total shareholders' equity                    (4)         243,535            231,598            204,465
                                                            --------           --------           --------

   PER SHARE DATA
   Basic earnings (loss)                         (3)        $   1.00           $   1.54           $   1.45
   Diluted earnings (loss)                                      0.99               1.52               1.43
   Dividends                                                    0.58               0.58               0.56
   Book value (at year-end)                                    11.42              11.02               9.84
   Market price (at year-end)                                  17.81              17.25              15.88
                                                            --------           --------           --------

   OTHER DATA
   Capital expenditures                                     $ 55,323           $ 35,998           $ 28,491
   Number of employees (at year-end)                           5,360              5,580              5,420
   Average sales per employee                               $    113           $    107           $     94
   Weighted average shares
     outstanding (in thousands)                  (4)          21,094             20,872             20,696
   Diluted average shares outstanding
     (in thousands)                              (4)          21,237             21,065             20,915
                                                            --------           --------           --------

   KEY RATIOS
   Sales growth                                                  4.9%              24.7%              12.5%
   Gross profit margin                                          42.0               41.9               41.8
   Operating profit margin                       (5)             8.9               10.9               12.3
   Return on sales                               (3)             3.4                5.5                6.4
   Return on equity                              (3)             8.7               14.9               15.4
   Total debt to total capital                                  34.9               33.4               31.9
   Dividend payout                               (6)            43.6               41.6               48.1
   Inventory turnover                                            3.0x               3.1x               2.9x
                                                            ========           ========           ========