Form 10-K405, Exhibit 13
period 1999-06-30
KENNAMETAL INC
filed 1999-09-22
CIK 55242

                                                                      EXHIBIT 13





                      MANAGEMENT'S DISCUSSION AND ANALYSIS






RESULTS OF OPERATIONS

The following discussion should be read in connection with the consolidated financial statements of Kennametal (the company) and the related footnotes.

OVERVIEW

Net income for 1999 was $39.1 million, compared to $71.2 million in 1998. The 1999 results were reduced by approximately $24.6 million, or $0.51 per share, including $20.8 million, or $0.44 per share, related to special charges for operational improvement programs, and $3.8 million, or $0.07 per share, related to a one-time charge incurred in the acquisition of 4.9 percent of Toshiba Tungaloy. Excluding these charges, net income for 1999 would have been $1.82 per share.

The decline in earnings for 1999 was primarily due to lower sales of metalworking products and industrial supplies in North America as a result of weak industrial demand and higher interest and amortization expense related to acquisitions. Cost-reduction and significant cost-control measures implemented in November 1998, coupled with stronger demand in the European metalworking market, partially offset this decline.

The 1998 results include the effects from the acquisition of Greenfield Industries, Inc. (Greenfield) that occurred on November 17, 1997. The Greenfield acquisition reduced 1998 earnings by approximately $17.5 million, or $0.65 per share, including one-time costs of $0.28 per share. Excluding the effects of the Greenfield acquisition, earnings per share for 1998 would have been $3.23 per share. The results for 1998 also include an additional 3.45 million shares of common stock issued on March 20, 1998.

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

BUSINESS SEGMENT REVIEW

Sales for the year ended June 30, 1999 were $1.9 billion, up 13 percent from $1.7 billion last year. The increase in sales was primarily attributable to the inclusion of five additional months of sales related to the acquisition of Greenfield, offset by lower sales of metalworking products and industrial supplies in North America due to weak industrial demand. Excluding acquisitions, sales declined 7 percent in 1999.

Sales were $1.7 billion for the year ended June 30, 1998, up 45 percent from $1.2 billion in 1997. The increase in sales was directly attributable to the acquisition of Greenfield and other companies, from higher sales of metalworking products in North America and Europe and from higher sales of industrial supplies sold through JLK. Excluding acquisitions and unfavorable foreign currency translation effects, sales increased 8 percent in 1998.

Effective in 1999, the company adopted Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosure about Segments of an Enterprise and Related Information." The presentation of segment information reflects the manner in which management organizes segments for making operating decisions and assessing performance. Prior-year amounts have been restated to conform with current-year presentation.

METALWORKING

In the Metalworking segment, the company provides consumable metalcutting tools and tooling systems to manufacturing companies in a wide range of industries throughout the world. Metalcutting operations include turning, boring, threading, grooving, milling and drilling. The company's tooling systems consist of a steel toolholder and an indexable cutting tool such as an insert or drill made from cemented tungsten carbides, high-speed steel or other hard materials.

(in thousands)               1999         1998         1997
===========================================================
External sales         $1,038,205     $938,589     $670,932
Intersegment sales         68,538       52,060       29,402
Operating income          132,060      165,762      131,903
-----------------------------------------------------------

In 1999, sales of metalworking products increased due to the inclusion of five additional months of sales related to the acquisition of Greenfield and strong European demand. This was offset by weak industrial demand by customers across a variety of industries in North America, except for the automotive market. Excluding acquisitions, Metalworking sales declined 8 percent in 1999.

Sales in North America declined 11 percent excluding acquisitions and were further affected by the General Motors strike in the first quarter of 1999, which was partially offset by increased demand for high-speed steel drills sold in consumer markets as a result of new sales programs.

Sales in Europe increased 14 percent due to an acquisition, stronger demand and favorable foreign currency translation effects. Demand for metalworking products continued to show strong gains in the European market, primarily Germany, with particular strength coming from export-oriented businesses such as the automotive and truck industries, and to a lesser extent, aerospace and machine tool builder industries. Favorable foreign currency translation effects were 1 percent due primarily to the strength of the German mark during 1999. Excluding acquisitions and foreign currency translation effects, European Metalworking sales declined 2 percent in 1999.

Operating income declined to $132.1 million and was affected by lower sales levels, higher goodwill amortization and special changes. The gross profit margin in 1999 was affected by a $6.9 million charge related to the implementation of a new program to streamline and optimize the global metalworking product offering, lower production levels, an unfavorable sales mix, and costs associated with plant consolidations and rearrangements. The plant consolidations and rearrangements are expected to have a favorable impact on future performance.

Operating expenses were contained through cost-reduction and significant cost-control measures implemented in November 1998. These cost-reduction measures involved selected work force reductions, facility consolidations and closings and other measures. Operating expenses include a $4.2 million charge related to the closure of the Solon, Ohio high-speed steel manufacturing plant. Additionally, amortization of intangibles increased due to a full year of amortization related to the acquisition of Greenfield and other companies in the prior year.

In 1998, sales of metalworking products increased 40 percent over 1997, primarily due to the Greenfield acquisition. Excluding acquisitions, sales increased 4 percent over 1997. Sales benefited from increased industrial demand in North America and Europe.

Sales in North America increased 7 percent excluding acquisitions, and benefited from strong economic conditions in the United States and Canada and from continued emphasis on milling and drilling products. The sales increase was broad based across most industries.

Sales in Europe increased 27 percent. The company also made two acquisitions in Europe during 1998 to strengthen its competitive position in the European market place. Demand for metalworking products continued to show strong gains in nearly all industries in the European market, primarily Germany, with particular strength coming from export-oriented businesses in the automotive and machine tool builder industries. This was partly offset by unfavorable foreign currency translation effects of 9 percent due to the strength of the U.S. dollar during 1998. Sales also increased in the United Kingdom and France. Excluding acquisitions and foreign currency translation effects, European Metalworking sales increased 12 percent in 1998.

Operating income increased 26 percent due to the Greenfield acquisition and improvement in the gross profit margin, partially offset by increased operating expense levels. The gross profit margin improved significantly as a result of productivity improvements and cost reductions related to the Focused Factory initiative, from higher production levels and from a more favorable sales mix. This increase was partly reduced by unfavorable foreign currency translation effects.

Operating expenses were controlled despite higher costs related to acquisitions and to support higher sales volumes. Additionally, amortization of intangibles increased primarily as a result of increased goodwill related to the Greenfield acquisition.

INDUSTRIAL SUPPLY

This segment represents the sales of industrial supply products through Kennametal subsidiary, JLK. Sales of metalworking consumable products are derived through a direct-marketing program, including mail-order catalogs and showrooms, a direct field sales force, and integrated supply programs or Full Service Supply (FSS) programs.

(in thousands)             1999         1998         1997
=========================================================
External sales         $518,512     $414,765     $303,828
Intersegment sales       13,130       10,583       12,361
Operating income         34,532       41,308       32,193
---------------------------------------------------------

Sales in this segment increased 25 percent in 1999 primarily due to acquisitions. Excluding the effects of acquisitions, sales of industrial supply products declined 3 percent. Sales benefited from the addition of new FSS programs, growth in Europe and an increased product offering, offset by weak industrial demand across North America and the General Electric (GE) FSS contract disengagement.

The company decided not to accede to certain price concessions requested by GE during renegotiations of the FSS program with GE in 1997. GE served notice to the company that the FSS program would not be renewed for a significant portion of the manufacturing sites served by the company. Sales to these GE manufacturing sites were $22.9 million in 1998. In 1999, JLK did not have any sales to GE for those manufacturing sites that were discontinued.

Operating income was $34.5 million and was affected by a decline in gross profit margin and an increase in operating expense levels. The gross profit margin was affected by lower-margin sales from prior year acquisitions, growth in the FSS business and softer-than-expected economic conditions that resulted in weaker demand in the higher-margin mail-order business. Cost-reduction actions implemented in November 1998 contained operating expenses. However, the increase in operating expenses is attributable to increased costs from acquisitions, including higher levels of amortization expense, relocation of the office and warehouse in the United Kingdom, and higher direct-mail costs.

At June 30, 1999, the company operated 31 showrooms, including eight distribution centers and 13 other locations acquired in 1998 through acquisitions. The company also provided FSS programs to 150 customers covering 231 different facilities.

In 1998, sales in the Industrial Supply segment increased 37 percent. Excluding the effects of acquisitions, sales of industrial supply products increased 10 percent. Sales increased primarily because of acquisitions, an expanded product offering and from further penetration of existing customers. These gains were offset by a significant reduction in sales due to the GE FSS contract disengagement. Sales to these GE manufacturing sites were $54.7 million in 1997. During 1998, JLK acquired six metalworking distribution companies with combined annual sales of approximately $137.0 million. Additionally, during 1998, JLK opened nine new showroom locations, including a distribution center in the United States and a distribution center in Germany.

Operating income increased 28 percent due to an increase in gross profit margin, partially offset by an increase in operating expense levels. The gross profit margin gains were a result of a more favorable sales mix as well as improved contract pricing on new FSS programs and the positive impact of the GE contract disengagement, partially offset by lower-margin sales from acquisitions. Operating expenses rose primarily as a result of increased costs from acquisitions, including higher levels of amortization expense, from higher costs associated with the opening of new showrooms and new distribution centers, and new FSS programs for customers covering more than 70 new facilities.

At June 30, 1998, the company operated more than 50 locations with 33 showrooms, including nine distribution centers, and provided FSS programs to 115 customers covering 194 different facilities.

ENGINEERED PRODUCTS, MINING AND CONSTRUCTION AND OTHER

This segment's principal business is the production and sale of tungsten carbide products used in engineered applications, mining and highway construction and other similar applications, including circuit board drills, compacts and metallurgical powders. These products have technical commonality to the company's core metalworking products. The company also sells metallurgical powders to manufacturers of cemented tungsten carbide products and oil and gas drilling equipment.

(in thousands)           1999         1998         1997
=========================================================
External sales         $346,199     $325,034     $181,583
Intersegment sales       29,281       12,882       12,540
Operating income         39,182       52,039       27,471
---------------------------------------------------------

Sales in this segment for 1999 increased 7 percent from 1998 due to the inclusion of five additional months of sales related to the Greenfield acquisition. Included in the 1998 results were the sales of the Marine Products division of Greenfield, which, for strategic reasons, was divested by the company in June 1998. Annual sales of the Marine Products division were approximately $25.0 million. Excluding the acquisition-related effects, sales declined 12 percent. Sales benefited from increased domestic demand for highway construction tools due to a higher level of highway construction in North America in 1999, particularly in the second half of the fiscal year. However, this was offset by weaker demand for metallurgical powders, engineered products and compacts used in the oil field services industry and mining tools due to reduced underground coal production.

Operating income declined to $39.2 million in 1999 due to an unfavorable sales mix, lower production levels, plant rearrangement costs and the Marine divestiture. Operating expenses included a $5.8 million charge related to the write-down of an investment in and net receivables from certain international operations in emerging markets as a result of changing market conditions in the regions these operations serve. This was partially offset by cost-reduction actions implemented in November 1998 and continued cost controls.

In 1998, sales in this segment increased 2 percent, excluding the effect of the Greenfield acquisition, due to increased domestic demand for highway construction tools. Sales of mining tools were flat due to a modest increase in coal demand in the United States and from soft economic conditions in select international markets. Overall, sales primarily increased as a result of strong economic conditions in the United States.

Operating income increased to $52.0 million in 1998 due to higher gross profit, partially offset by higher operating expenses as a result of the Greenfield acquisition. Increased demand of these products and higher production levels had a favorable impact on the gross profit margin.

COSTS AND EXPENSES

GROSS PROFIT MARGIN

The gross profit margin was 37.0 percent in 1999 compared to 40.7 percent in 1998. The 1999 gross profit margin was affected by a $6.9 million charge related to the implementation of a new program to streamline and optimize the global metalworking product offering. Excluding this charge, the gross profit margin would have been 37.4 percent. Lower production levels, lower-margin sales from acquired companies, an unfavorable sales mix, and costs associated with plant consolidations and rearrangements affected the gross profit margin. The plant consolidations and rearrangements are expected to have a favorable impact on future performance.

In 1998, the gross profit margin was 40.7 percent compared to 42.2 percent in 1997. Excluding the effects of the acquisition of Greenfield and other companies, the gross profit margin would have been 43.5 percent. The gross profit margin improved significantly as a result of productivity improvements and cost reductions related to the Focused Factory initiative, from higher production levels and from a more favorable sales mix. This increase was partially reduced by unfavorable foreign currency translation effects.

OPERATING EXPENSES

Operating expenses as a percentage of sales were 27.2 percent in 1999 compared to 28.2 percent in 1998. The operating expenses for 1999 include a charge of $3.8 million that the company recorded on its purchase of 4.9 percent of Toshiba Tungaloy stock due to the difference between the cost and the fair market value of the securities on the date the securities were purchased. Excluding the effects of this charge, operating expenses as a percentage of sales would have been 27.0 percent.

Operating expenses were controlled through cost-reduction actions implemented in November 1998 that involved salaried work force reductions, salary reductions, closure of several JLK-acquired locations and other measures. However, operating expenses increased due to acquisitions, the JLK expansion program, the charge recorded on the purchase of Toshiba Tungaloy stock, facility rationalizations and other programs. Additionally, amortization of intangibles increased approximately $10.1 million due to a full year of amortization related to the acquisition of Greenfield and other companies.

In 1998, operating expenses as a percentage of sales were 28.2 percent compared to 31.0 percent in 1997. Excluding the effects of the Greenfield acquisition, operating expenses would have been 30.9 percent. Operating expenses were controlled despite higher costs related to acquisitions, higher sales volumes and from the JLK showroom expansion program. The company also had lower research and development expenses and realized cost-saving benefits as a result of efficiencies from the completed world headquarters project. Additionally, amortization of intangibles increased approximately $12.7 million primarily as a result of increased goodwill related to the Greenfield acquisition.

RESTRUCTURING AND ASSET IMPAIRMENT CHARGES

In March 1999, the company's management completed restructuring plans, including several programs to reduce costs, improve operations and enhance customer satisfaction. The costs accrued for these plans were based on management estimates using the latest information available at the time that the accrual was established. The components of the charges are as follows:

                                                       Asset
                                                 Write-Downs
                                                     & Other           Initial
                                    Total           Non-Cash     Restructuring
(in thousands)                     Charge        Adjustments         Liability
==============================================================================
Product rationalization           $ 6,900          $ (6,900)            $   --
Plant closure                       4,200            (2,000)             2,200
Impairment of
   international operations         5,800            (5,800)                --
Voluntary early
   retirement program               3,937            (2,419)             1,518
------------------------------------------------------------------------------
Total                             $20,837          $(17,119)            $3,718
==============================================================================

The product rationalization charge represents a write-down of certain product lines that are being discontinued as part of a program to streamline and optimize the company's global metalworking product offering. This charge is net of salvage value and has been recorded as a component of cost of goods sold. Estimated salvage values were based on estimates of proceeds to be realized through the sale of this inventory outside the normal course of business.

The program will result in a reduction in the number of products offered from an estimated 58,000 to 38,000 and is an extension of the company's initiative to reduce the number of its North American warehouses. By streamlining the product offering, the company anticipates it will improve customer service and inventory turnover, allow for more efficient operations, thereby reducing costs and improving capacity utilization, and eliminate redundancy in its product offering. Sales of these products represent less than 5 percent of global metalworking sales. The company is proactively converting customers from these older products to newer products.

The company also initiated plans to close a drill manufacturing plant in Solon, Ohio. The manufacturing of products made at this plant will be relocated to other existing plants in the United States. The closure will eliminate excess capacity at other plant locations. The company will decommission the existing plant and sell the property in the near future. The charge consists of employee termination benefits for 155 hourly and salaried employees, which is substantially all employees at this plant, and the write-down of assets included in property, plant and equipment, net of salvage value.

The costs resulting from the relocation of employees, hiring and training new employees and other costs resulting from the temporary duplication of certain operations have not been included in this charge and will be included in operating expenses as incurred. The costs related to these items are estimated to be approximately $2.7 million and will be incurred through fiscal 2000.

An asset impairment charge was recorded to write-down, to fair market value, an investment in and net receivables from certain mining and construction international operations in emerging markets as a result of changing market conditions in the regions these operations serve. In the March 1999 quarter, the company completed a study of these operations, the markets for these products, and the current economic situation in these regions, and to provide recommendations for solving operational concerns. As a result of this study and continued economic deterioration in these regions, the company determined that the carrying amount of its investment in and net receivables from these operations would not be recoverable.

A voluntary early retirement benefit program was offered to and accepted by 34 domestic employees. In exchange for their retirement, the company will provide those employees pension and health benefits that would have been earned by the employees through their normal retirement date. As a result of providing these additional pension benefits, approximately $2.4 million of the total cost was funded through the company's pension plan. There are no tax benefits associated with this cost as the company may only deduct actual cash payments made to the pension plan.

These charges were recorded as restructuring and asset impairment charges. The costs charged against the restructuring cost accrual as of June 30, 1999 were as follows:

                       Beginning           Cash                         Ending
(in thousands)           Accrual   Expenditures    Adjustments         Accrual
==============================================================================
Plant closure             $2,200          $  --           $ --          $2,200
Voluntary early
  retirement program       1,518           (151)            --           1,367
------------------------------------------------------------------------------
Total                     $3,718          $(151)          $ --          $3,567
==============================================================================

INTEREST EXPENSE

Interest expense increased $9.1 million as a result of higher average borrowings in 1999, partly offset by lower borrowing rates. Interest expense in 1998 included one-time costs of $7.2 million for the amortization of deferred bank financing fees related to the acquisition of Greenfield.

In 1998, interest expense increased $49.1 million as a result of additional borrowings and the one-time costs associated with the amortization of bank financing fees related to the acquisition of Greenfield.

OTHER EXPENSE

Other expense for 1998 included the write-off of deferred financing costs related to a cancelled public offering of debt and equity securities that the company had originally intended to offer in connection with the acquisition of Greenfield. Related to the debt offering, the company entered into an agreement to hedge its exposure to fluctuations in interest rates. When the company subsequently postponed the proposed offerings, the interest rate hedges were terminated resulting in a loss of $3.5 million. The company also wrote-off other offering-related expenses of $1.1 million resulting in a combined total of $4.6 million or $0.10 per share.

INCOME TAXES

The 1999 effective tax rate was 42.0 percent compared to a tax rate of 41.3 percent in 1998, and 38.0 percent in 1997. The increase in the effective tax rate for both years is directly attributable to higher nondeductible goodwill related to the Greenfield acquisition, partially offset in 1999 due to tax benefits from costs to repay senior debt.

LIQUIDITY AND CAPITAL RESOURCES

Kennametal's cash flow from operations is a primary source of financing for capital expenditures and internal growth. Additionally, in the United States, the company maintains a revolving credit line with commercial banks (Bank Credit Agreement) totaling $900.0 million, of which $228.9 million was unused at June 30, 1999. The company and its subsidiaries generally obtain local financing through credit lines with commercial banks. The company believes that cash flow from operations and the availability under its revolving credit lines will be sufficient to meet its cash requirements over the next 12 months.

During 1999, the company generated $226.6 million in cash from operations. Cash provided by operations increased from 1998 primarily because of the proceeds from the securitization of accounts receivable, higher noncash items and lower working capital requirements, offset in part by lower net income.

Net cash used for investing activities was $102.0 million. Compared to the prior year, the decrease in net cash used for investing activities was due to reduced acquisition activity, lower levels of JLK share repurchases, and reduced levels of expenditures to upgrade machinery and equipment and to acquire additional client-server information systems. The company also purchased approximately 4.9 percent of the outstanding shares of Toshiba Tungaloy in 1999.

Net cash flow used for financing activities was $124.4 million. The decrease in net cash flow from financing activities was a result of lower borrowings compared to 1998, which included the financing of the Greenfield acquisition. Additionally, the company paid $20.3 million in dividends during 1999.

On January 18, 1999, the company entered into a business cooperation agreement with Toshiba Tungaloy Co., Ltd. (TT), a leading Japanese manufacturer of consumable, cemented tungsten carbide metalcutting products, to enhance the global business prospects for metalcutting tools of both companies. The agreement includes various joint activities in areas such as product research and development, private labeling, cross-licensing, and sales and marketing. The company purchased approximately 4.9 percent of the outstanding shares of TT for approximately $15.9 million, including the costs of the transaction. This transaction was financed through the borrowing of Japanese yen under a new credit line.

The intentions of the companies are to make the business cooperation agreement successful and to develop a strong working relationship that will benefit both companies in the future. The company will periodically evaluate the progress made under this agreement and its current ownership position in TT to ensure both are aligned with the company's operational and financial goals. See Note 5 to the consolidated financial statements for additional information.

On June 18, 1999, the company entered into an agreement with a financial institution whereby the company securitizes, on a continuous basis, an undivided interest in a specific pool of the company's domestic trade accounts receivable.

The company is permitted to receive proceeds of up to $100.0 million from the securitization of accounts receivable under this agreement. The financial institution charges the company based on the level of accounts receivable securitized under this agreement and the commercial paper market rates plus the financial institution's cost to administer the program. The costs incurred by the company under this program were $0.2 million in 1999 and are accounted for as a component of Other Expense (Income). At June 30, 1999, the company received proceeds of $82.0 million under this program. The proceeds from the securitization were used to permanently reduce a portion of the company's long-term debt under the Bank Credit Agreement. See Note 6 to the consolidated financial statements for additional information.

During 1998, the company generated $101.5 million in cash from operations. Cash provided by operations increased from 1997 and was affected by higher working capital requirements related to increased sales offset by higher noncash items, such as depreciation and amortization. Net cash used in investing activities was $813.1 million and was used primarily for the acquisition of Greenfield and other companies. Capital expenditures amounting to $104.8 million were made to upgrade machinery and equipment, to acquire additional client-server information systems and to complete the construction of the new world headquarters in Latrobe, Pa. and a manufacturing facility in China.

Net cash flow from financing activities was $710.1 million. The increase in net cash flow from financing activities resulted from increased borrowings under its Bank Credit Agreement that were used primarily to fund the acquisition of Greenfield. Additionally, the company paid $18.5 million of cash dividends during 1998.

On July 2, 1997, an initial public offering (IPO) of approximately 4.9 million shares of common stock of JLK was consummated at a price of $20.00 per share. The net proceeds from the offering were $90.4 million and represented the sale of approximately 20 percent of JLK's common stock. The net proceeds were used by JLK to repay $20.0 million of indebtedness related to a dividend to the company and $20.0 million related to intercompany obligations to the company incurred in 1997. The company used these proceeds to repay short-term debt. JLK used the remaining net proceeds of $50.4 million from the offering during 1998 to make acquisitions. The company's ownership in JLK increased to approximately 83 percent due to treasury stock purchases made by JLK since the IPO.

On November 17, 1997, the company completed the acquisition of all the outstanding stock of Greenfield. The total purchase price for the acquisition of Greenfield was approximately $1.0 billion, including $324.4 million in assumed Greenfield debt and convertible redeemable preferred securities and transaction costs. In connection with the acquisition of Greenfield, the company entered into a $1.4 billion Bank Credit Agreement and borrowed the appropriate funds to pay for the Greenfield acquisition, including the refinancing of certain indebtedness of Greenfield and the company. Additionally, on June 26, 1998, the company sold the Marine Products division of Rule Industries, Inc. (Rule). The company acquired Rule as part of its acquisition of Greenfield and, for strategic reasons, chose to divest itself of this business. Annual sales of the Marine Products division for 1998 were approximately $25.0 million. Proceeds received from the sale were used to reduce a portion of the company's long-term debt incurred in connection with the acquisition of Greenfield.

On March 20, 1998, the company sold 3.45 million shares of common stock resulting in net proceeds of $171.4 million. The proceeds were used to reduce a portion of the company's long-term debt incurred in connection with the acquisition of Greenfield.

On June 8, 1998, JLK initiated a stock repurchase program to repurchase, from time-to-time, up to a total of 20 percent, or approximately 1.0 million shares, of its outstanding Class A Common Stock. In 1999 and 1998, JLK repurchased 15,000 and 628,700 shares, respectively, of its Class A Common Stock at a total cost of $0.3 million and $14.2 million, respectively. The repurchases were made in the open market or in negotiated or other permissible transactions. These repurchases were financed principally by cash from operations and short-term borrowings.

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

Capital expenditures for fiscal 2000 are estimated to be $65.0 to $75.0 million and will be used primarily for new business systems at JLK, equipment to support new products and to upgrade machinery and equipment.

FINANCIAL CONDITION

At June 30, 1999, Kennametal's total assets were $2.0 billion, a decline of 4 percent from $2.1 billion at June 30, 1998. Net working capital was $373.6 million, a decrease of 17 percent from $448.0 million for the previous year due primarily to the securitization of accounts receivable in June 1999. The ratio of current assets to current liabilities was 2.0 in 1999, compared with 2.2 in 1998.

Accounts receivable declined 30 percent to $231.3 million because of the $82.0 million securitization of accounts receivable in June 1999, partially offset by increased sales levels. Inventories declined to $434.5 million due to the reduction in the number of products offered as a result of the product pruning initiative partially offset by the effects of acquisitions and from additional Full Service Supply programs. Inventory turnover was 2.6 in 1999 and 3.1 in 1998.

Total debt (including capital lease obligations) decreased 11 percent to $861.3 million in 1999, as a result of the use of the proceeds from the securitization of accounts receivable to repay term debt and reduced capital spending in the second half of the year. The ratio of total debt-to-total capital was 51.9 percent in 1999 as compared with 55.4 percent in 1998. Cash from operations and the company's debt capacity are expected to continue to be sufficient to fund capital expenditures, debt service obligations, dividend payments and operating requirements. In the future, the company may consider refinancing a portion of its variable-rate long-term debt to further reduce the exposure to fluctuating interest rates.

ENVIRONMENTAL MATTERS

The company has been involved in various environmental cleanup and remediation activities at several of its manufacturing facilities. In addition, the company is currently named as a potentially responsible party at two Superfund sites in the United States. However, it is management's opinion, based on its evaluations and discussions with outside counsel and independent consultants, that the ultimate resolution of these environmental matters will not have a material adverse effect on the results of operations, financial position or cash flow of the company. See Note 16 to the consolidated financial statements for additional information.

MARKET RISK

The company is exposed to certain market risks arising from transactions that are entered into in the normal course of business. The company seeks to minimize these risks through its normal operating and financing activities and, when considered appropriate, through the use of derivative financial instruments. The company does not enter into derivative transactions for speculative purposes and therefore holds no derivative instruments for trading purposes. The company's objective in managing these exposures is to reduce both earnings and cash flow volatility to allow management to focus its attention on its core business operations. The company does not hedge its foreign currency or interest rate exposures in a manner that completely eliminates the effect of changes in foreign currency or interest rates on consolidated net income.

A portion of the company's operations consists of investments in foreign subsidiaries. The company's exposure to market risk for changes in foreign currency exchange rates arises from intercompany loans utilized to finance foreign subsidiaries, trade receivables and payables, and firm commitments arising from international transactions. The company manages its foreign currency transaction risk to minimize the volatility of cash flows caused by currency fluctuations through internal natural offsets to the fullest extent possible and forward contracts. These contracts are designated as hedges of transactions, which will settle in future periods, that otherwise would expose the company to foreign currency risk.

The company typically enters into forward contracts, with a duration of less than 90 days, to hedge these transaction exposures by either purchasing or selling specified amounts of foreign currency at a specified date. The company's principal foreign currency exposures relate to the German mark, British pound, Canadian dollar and Japanese yen.

By borrowing in local currency, the company reduces its exposure to translation gains or losses. The average interest rate to service this foreign debt is comparable to current U.S. interest rates.

At June 30, 1999, the company had six outstanding foreign exchange forward contracts to sell foreign currency. A hypothetical 10 percent change in the applicable 1999 year-end forward rates would result in an increase or decrease in pretax income of approximately $1.0 million related to these positions.

The company's exposure to market risk for changes in interest rates relates primarily to the company's long-term debt obligations. The company seeks to manage its interest rate risk in order to balance its exposure between fixed and floating rates while attempting to minimize its borrowing costs. To achieve these objectives, the company primarily uses interest rate swap agreements to manage net exposure to interest rate changes related to its borrowings.

At June 30, 1999, the company had two interest rate swap agreements outstanding that effectively convert a notional amount of $50.0 million from floating rates to fixed rates. These agreements mature in April 2002. There were no outstanding interest rate swap agreements at June 30, 1998.

At June 30, 1999 and 1998, the company had $861.3 million and $967.7 million of debt outstanding at effective interest rates of 6.11 percent and 6.82 percent, respectively, after the impact of interest rate swaps is taken into account. A hypothetical change of 10 percent in the company's effective interest rate from year-end 1999 levels would increase or decrease annual interest expense by approximately $5.0 million.

The company is exposed to counterparty credit risk for nonperformance and, in the unlikely event of nonperformance, to market risk for changes in interest and currency rates. The company manages exposure to counterparty credit risk though minimum credit standards, diversification of counterparties and procedures to monitor concentrations of credit risk. The company does not anticipate nonperformance by any of the counterparties.

The company's investment in Toshiba Tungaloy is classified as an available-for-sale security and, therefore, is carried at its quoted market value, as adjusted for currency exchange rates. At June 30, 1999, the carrying and fair value of this investment was $13.4 million. A 10 percent change in the quoted market value of TT common stock at June 30, 1999 would result in a $1.3 million increase or decrease in fair value.

See Note 14 to the consolidated financial statements for additional information.

YEAR 2000

Management believes that the company has substantially mitigated its exposure relative to year 2000 issues for both information and non-information technology systems. The company initiated a program beginning in 1996 to assess the exposure to the year 2000 issue, and to prepare its computer systems, computer applications and other systems for the year 2000. A management committee actively monitors the status of the readiness program of each of the company's business units. The company has currently completed more than 90 percent of the tasks identified to remediate the year 2000 exposure, with the majority of the remaining tasks targeted for September 1999 completion. The information systems being utilized by the company that were not year 2000 compliant have been replaced with compliant systems, or are in the process of being modified to become compliant. Year 2000 exposure related to information systems has been substantially mitigated throughout key metalworking and mining and construction operations through the implementation of SAP R3 for most business processes.

The company is in the process of modifying existing non-compliant business systems in the former Greenfield industrial product and engineered product operations to ensure these operations are supported by a year 2000 compliant information system. These modifications are expected to be completed and tested by September 1999.

At JLK, HK Systems' Enterprise Information System currently is being implemented in two phases and will address the year 2000 issue. The initial phase of this implementation was tested and completed in August 1999. The second phase is expected to be implemented in late 1999 and completed thereafter. Due to the timing of the completion of the second phase, the company currently is modifying the existing non-compliant systems to ensure the remainder of these operations are supported by a year 2000 compliant information system. These modifications are expected to be completed by September 1999. Management has determined that sufficient internal resources are available and adequate time exists to implement these procedures.

The company also has completed an assessment of the impact of this issue on its non-information technology systems, including the company's personal computers, embedded technology in manufacturing and processing equipment, and other non-information technology items, and has determined that the majority of these systems are year 2000 compliant. The company identified a few non-information systems, critical to the manufacturing operations, as not being year 2000 compliant and remediated these systems. The company is currently taking action to remedy these other non-compliant systems through replacement of or modification to the existing systems. Such remedies will be tested for year 2000 compliance prior to September 1999. Other systems that have been identified as not year 2000 compliant are not considered "mission critical" systems to the overall manufacturing operations, however, management expects to remedy these systems by September 1999. Contingency plans include shifting production processes to year 2000 compliant manufacturing operations. The company does not anticipate employing this contingency plan.

The company estimates total year 2000 expenditures to be approximately $48.0 to $50.0 million, half of which are for computer hardware to replace non-compliant computer systems and the other half to replace non-compliant computer software, including software implementation and employee training. Expenditures to rectify non-compliant personal computers and various non-information technology items are estimated to be an additional $5.0 million. These costs include both internal and external personnel costs related to the assessment and remediation processes, as well as the cost of purchasing certain hardware and software. There can be no guarantee that these estimates will be achieved and actual results could differ from those planned.

The majority of these costs were incurred in 1997 and 1996. Total expenditures expected to be incurred in 2000 are estimated to be approximately $5.0 million related to the year 2000 issues. Expenditures incurred in 1999 approximated $13.5 million, over half of which related to computer hardware and software licenses. Cash flows from operations have provided, and should continue to provide, funding for these expenditures.

Management believes the most significant impact of the year 2000 issue could be an interrupted supply of goods and services from the company's vendors. The company has an ongoing effort to gain assurances and certifications of suppliers' readiness programs. To date, the results of this effort indicate that the company's suppliers should be able to provide the company with sufficient goods and services in the year 2000. To mitigate this risk, the company is modestly increasing safety stock of critical materials and supplies. The company will continue to expand its efforts to ensure that major third-party businesses and public and private providers of infrastructure services, such as utilities, communications services and transportation, also will be prepared for the year 2000, and will address any failures on their part to become year 2000 compliant. Contingency plans may include purchasing raw materials and supplies from alternate certified vendors and a further increase of safety stock of critical materials and supplies. The company does not anticipate employing this contingency plan.

There can be no guarantee that the efforts of the company or of third parties, whose systems the company relies upon, will completely mitigate a year 2000 problem that could have a material adverse affect on the company's operations or financial results. While such problems could affect important operations of the company and its subsidiaries, either directly or indirectly, in a significant manner, the company cannot at present estimate either the likelihood or the potential cost of such failures. However, the company will continue to aggressively pursue all the year 2000 remediation activities discussed herein.

CONVERSION TO THE EURO CURRENCY

On January 1, 1999, certain members of the European Union established fixed conversion rates between their existing currencies and the European Union's common currency, the Euro. The company conducts business in member countries. The transition period for the introduction of the Euro is January 1, 1999 to June 30, 2002. The company has been addressing the issues involved with the introduction of the Euro. The company's current business systems have the ability to perform transactions denominated in the Euro. Other than the costs associated with the new systems as part of the year 2000 remediation, there were no additional costs incurred by the company as a result of this conversion.

Currently, the company has different price structures for goods being sold in the member countries due to, among other things, historical differences in the volatility of the currencies of those individual countries. Price structure harmonization has occurred over the past several years and is expected to continue as these member countries become a unified common market. This harmonization has not significantly affected the past financial results of the company nor is it expected to have a significant impact in the future on the company's financial results.

Further, the company's competitors will have to address the Euro conversion as those companies currently have manufacturing facilities and distribution networks in member countries. Management believes the conversion to the Euro will not have a significant impact on any existing material contracts, nor should it have any adverse tax or accounting consequences. Accordingly, conversion to the Euro is not expected to have a material effect on the company's operations or financial results.

EFFECTS OF INFLATION

Despite modest inflation in recent years, rising costs continue to affect the company's operations throughout the world. The company strives to minimize the effects of inflation through cost containment, productivity improvements and price increases under highly competitive conditions.

NEW ACCOUNTING STANDARDS

The company adopted SFAS No. 130, "Reporting Comprehensive Income," issued in June 1997. This statement establishes standards for reporting comprehensive income and its components in a full set of general-purpose financial statements. This new standard did not have a financial impact on the company.

In June 1997, SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," was issued. SFAS No. 131 introduced a new model for segment reporting called the "management approach." The management approach is based on the way the chief operating decision-maker organizes segments within a company for making operating decisions and assessing performance. Accordingly, the company reports three worldwide segments consisting of Metalworking; Industrial Supply; and Engineered Products, Mining & Construction and Other. Segment information for 1998 and 1997 has been restated to meet the requirements of SFAS No. 131. This new standard did not have a financial impact on the company. See Note 18 to the consolidated financial statements for additional information.

In February 1998, SFAS No. 132, "Employers Disclosures about Pensions and Other Postretirement Benefits," was issued. The implementation of SFAS No. 132 in 1999 revised certain footnote disclosure requirements related to pension and other retiree benefits. This new standard did not have a financial impact on the company. See Note 12 to the consolidated financial statements for the required disclosures.

In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. The company must adopt the standard by the beginning of the first quarter of fiscal 2001. SFAS No. 133 establishes accounting and reporting standards requiring all derivative instruments (including certain derivative instruments imbedded in other contracts) to be recorded in the balance sheet as either an asset or liability measured at their fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The company currently is evaluating the effects of SFAS No. 133 and does not believe that the adoption of this standard will have a material effect on the company's operations or financial results.

OUTLOOK

At the end of fiscal 1999, conditions in the markets served by the company appear to have stabilized. The company will remain focused on controlling costs, reducing working capital, reducing debt and implementing programs to improve sales.

FORWARD-LOOKING STATEMENTS

This annual report contains "forward-looking statements" as defined by Section 21E of the Securities Exchange Act of 1934. Actual results may materially differ from those expressed or implied in the forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the extent that the economic conditions in the United States, Europe and, to a lesser extent, Asia Pacific are not sustained, risks associated with integrating businesses, demands on management resources, risks associated with international markets such as currency exchange rates and competition, risks associated with environmental remediation, the effect of third party or company failures to achieve timely remediation of year 2000 issues, and the effect of the conversion to the Euro on the company's operations. The company undertakes no obligation to publicly release any revisions to forward-looking statements to reflect events or circumstances occurring after the date hereof.

FINANCIAL GRAPHS

Financial graphs contained on Page 22 of the Annual Report are not included. All graph data is contained in the eleven-year financial highlights on Pages 44 and 45 of the Annual Report.

                        CONSOLIDATED STATEMENTS OF INCOME

Year ended June 30                                             1999           1998           1997
=================================================================================================
(in thousands, except per share data)

OPERATIONS
Net sales                                                $1,902,916     $1,678,388     $1,156,343
   Cost of goods sold                                     1,198,651        994,481        668,415
-------------------------------------------------------------------------------------------------
Gross profit                                                704,265        683,907        487,928
   Research and development expenses                         18,797         20,397         24,105
   Selling, marketing and distribution expenses             394,204        339,772        263,980
   General and administrative expenses                      104,043        112,519         69,911
   Restructuring and asset impairment charges                13,937             --             --
   Amortization of intangibles                               25,788         15,648          2,907
-------------------------------------------------------------------------------------------------
Operating income                                            147,496        195,571        127,025
   Interest expense                                          68,594         59,536         10,393
   Other expense (income)                                       492          5,459         (1,531)
-------------------------------------------------------------------------------------------------
Income before provision for income taxes and
   minority interest                                         78,410        130,576        118,163
Provision for income taxes                                   32,900         53,900         44,900
Minority interest                                             6,394          5,479          1,231
-------------------------------------------------------------------------------------------------
Net income                                               $   39,116     $   71,197     $   72,032
=================================================================================================

PER SHARE DATA
Basic earnings per share                                 $     1.31     $     2.61     $     2.71
=================================================================================================
Diluted earnings per share                               $     1.31     $     2.58     $     2.69
=================================================================================================
Dividends per share                                      $     0.68     $     0.68     $     0.66
=================================================================================================
Weighted average shares outstanding                          29,917         27,263         26,575
=================================================================================================
Diluted weighted average shares outstanding                  29,960         27,567         26,786
=================================================================================================

The accompanying notes are an integral part of these statements.

                           CONSOLIDATED BALANCE SHEETS


As of June 30                                                             1999            1998
==============================================================================================
(in thousands)

ASSETS
Current assets:
   Cash and equivalents                                             $   17,408      $   18,366
   Marketable equity securities available-for-sale                      13,436              --
   Accounts receivable, less allowance for doubtful
        accounts of $15,269 and $11,974                                231,287         332,677
   Inventories                                                         434,462         436,472
   Deferred income taxes                                                44,182          31,316
   Other current assets                                                  9,673           6,230
----------------------------------------------------------------------------------------------
Total current assets                                                   750,448         825,061
----------------------------------------------------------------------------------------------
Property, plant and equipment:
   Land and buildings                                                  235,375         222,426
   Machinery and equipment                                             756,917         690,143
   Less accumulated depreciation                                      (452,492)       (386,642)
----------------------------------------------------------------------------------------------
Net property, plant and equipment                                      539,800         525,927
----------------------------------------------------------------------------------------------
Other assets:
   Investments in affiliated companies                                     844          13,740
   Intangible assets, less accumulated amortization
        of $64,096 and $39,408                                         685,695         706,619
   Deferred income taxes                                                33,996          39,426
   Other                                                                32,865          28,220
----------------------------------------------------------------------------------------------
Total other assets                                                     753,400         788,005
----------------------------------------------------------------------------------------------
Total assets                                                        $2,043,648      $2,138,993
==============================================================================================

LIABILITIES
Current liabilities:
   Current maturities of long-term debt and capital leases          $  117,217      $   78,632
   Notes payable to banks                                               26,222          48,103
   Accounts payable                                                     89,339         115,373
   Accrued vacation pay                                                 27,323          21,523
   Accrued payroll                                                      19,730          30,600
   Other current liabilities                                            97,035          82,838
----------------------------------------------------------------------------------------------
Total current liabilities                                              376,866         377,069
----------------------------------------------------------------------------------------------
Long-term debt and capital leases, less current maturities             717,852         840,932
Deferred income taxes                                                   53,108          45,253
Other liabilities                                                       97,186          98,073
----------------------------------------------------------------------------------------------
Total liabilities                                                    1,245,012       1,361,327
----------------------------------------------------------------------------------------------
Minority interest in consolidated subsidiaries                          53,505          42,206
----------------------------------------------------------------------------------------------

SHAREOWNERS' EQUITY
Preferred stock, 5,000 shares authorized; none issued                       --              --
Capital stock, $1.25 par value; 70,000 shares
   authorized; 32,903 and 32,820 shares issued                          41,128          41,025
Additional paid-in capital                                             325,382         320,645
Retained earnings                                                      477,593         458,805
Treasury shares, at cost; 2,836 and 2,991 shares held                  (57,199)        (59,131)
Unearned compensation                                                   (3,330)             --
Accumulated other comprehensive loss                                   (38,443)        (25,884)
----------------------------------------------------------------------------------------------
Total shareowners' equity                                              745,131         735,460
----------------------------------------------------------------------------------------------
Total liabilities and shareowners' equity                           $2,043,648      $2,138,993
==============================================================================================

The accompanying notes are an integral part of these statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


Year ended June 30                                                      1999           1998           1997
==========================================================================================================
(in thousands)

OPERATING ACTIVITIES
Net income                                                         $  39,116      $  71,197      $  72,032
Adjustments for noncash items:
   Depreciation                                                       70,203         51,663         38,492
   Amortization                                                       25,788         15,648          2,907
   Restructuring and asset impairment charges                         17,119             --             --
   Other                                                               6,583         29,705          5,356
Changes in certain assets and liabilities, net of effects from acquisitions and divestitures:
   Accounts receivable                                                25,973        (17,006)        (8,032)
   Proceeds from accounts receivable securitization                   82,000             --             --
   Inventories                                                        (3,867)       (37,231)         1,379
   Accounts payable and accrued liabilities                          (32,701)        (8,791)          (600)
   Other                                                              (3,662)        (3,661)       (11,684)
----------------------------------------------------------------------------------------------------------
Net cash flow from operating activities                              226,552        101,524         99,850
----------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchases of property, plant and equipment                           (94,993)      (104,774)       (73,779)
Disposals of property, plant and equipment                             9,555          5,132          1,063
Purchase of marketable equity securities                             (12,162)            --             --
Acquisitions, net of cash                                             (5,164)      (755,338)       (18,995)
Divestitures, net of cash                                              1,617         62,052             --
Purchase of subsidiary stock                                            (332)       (14,197)            --
Other                                                                   (503)        (5,992)           907
----------------------------------------------------------------------------------------------------------
Net cash flow used for investing activities                         (101,982)      (813,117)       (90,804)
----------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Increase (decrease) in short-term debt                               (23,328)       (71,537)        55,689
Increase in long-term debt                                           159,285        803,400            943
Decrease in long-term debt                                          (242,240)      (270,455)       (19,359)
Net proceeds from issuance and sale of common stock                       --        171,439             --
Net proceeds from issuance and sale of subsidiary stock                   --         90,430             --
Purchase of treasury stock                                                --             --        (28,657)
Dividend reinvestment and employee stock plans                         3,299         10,764          5,623
Cash dividends paid to shareowners                                   (20,328)       (18,475)       (17,543)
Other                                                                 (1,045)        (5,511)            --
----------------------------------------------------------------------------------------------------------
Net cash flow from (used for) financing activities                  (124,357)       710,055         (3,304)
----------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                               (1,171)        (1,965)          (963)
----------------------------------------------------------------------------------------------------------

CASH AND EQUIVALENTS
Net increase (decrease) in cash and equivalents                         (958)        (3,503)         4,779
Cash and equivalents, beginning                                       18,366         21,869         17,090
----------------------------------------------------------------------------------------------------------
Cash and equivalents, ending                                       $  17,408      $  18,366      $  21,869
==========================================================================================================

SUPPLEMENTAL DISCLOSURES
Interest paid                                                      $  67,065      $  61,692      $  10,563
Income taxes paid                                                     21,738         47,052         45,307
==========================================================================================================

The accompanying notes are an integral part of these statements.

                 CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY


Year ended June 30                                       1999           1998           1997
===========================================================================================
(in thousands)

CAPITAL STOCK
Balance at beginning of year                        $  41,025      $  36,712      $  36,712
Issuance of common stock                                   --          4,313             --
Issuance of restricted stock                              103             --             --
-------------------------------------------------------------------------------------------
Balance at end of year                                 41,128         41,025         36,712
-------------------------------------------------------------------------------------------

ADDITIONAL PAID-IN CAPITAL
Balance at beginning of year                          320,645         91,049         87,417
Dividend reinvestment and stock purchase plan             340            819          1,132
Employee stock plans                                    1,403          6,676          2,500
Issuance of common stock                                   --        167,126             --
Issuance of subsidiary stock                               --         54,975             --
Issuance of restricted stock                            2,994             --             --
-------------------------------------------------------------------------------------------
Balance at end of year                                325,382        320,645         91,049
-------------------------------------------------------------------------------------------

RETAINED EARNINGS
Balance at beginning of year                          458,805        406,083        351,594
Net income                                             39,116         71,197         72,032
Cash dividends                                        (20,328)       (18,475)       (17,543)
-------------------------------------------------------------------------------------------
Balance at end of year                                477,593        458,805        406,083
-------------------------------------------------------------------------------------------

TREASURY SHARES
Balance at beginning of year                          (59,131)       (62,400)       (35,734)
Purchase of treasury stock                                 --             --        (28,657)
Dividend reinvestment and stock purchase plan             392            292            708
Issuance of restricted stock                              376             --             --
Employee stock plans                                    1,164          2,977          1,283
-------------------------------------------------------------------------------------------
Balance at end of year                                (57,199)       (59,131)       (62,400)
-------------------------------------------------------------------------------------------

UNEARNED COMPENSATION
Balance at beginning of year                               --             --             --
Issuance of restricted stock                           (3,473)            --             --
Amortization of unearned compensation                     143             --             --
-------------------------------------------------------------------------------------------
Balance at end of year                                 (3,330)            --             --
-------------------------------------------------------------------------------------------

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at beginning of year                          (25,884)       (11,836)        (1,040)
Unrealized gain on marketable equity securities
     available-for-sale, net of tax                     1,160             --             --
Minimum pension liability adjustment                   (1,265)            --             --
Foreign currency translation adjustments              (12,454)       (14,048)       (10,796)
-------------------------------------------------------------------------------------------
Other comprehensive loss                              (12,559)       (14,048)       (10,796)
-------------------------------------------------------------------------------------------
Balance at end of year                                (38,443)       (25,884)       (11,836)
-------------------------------------------------------------------------------------------
Total shareowners' equity, June 30                  $ 745,131      $ 735,460      $ 459,608
===========================================================================================

COMPREHENSIVE INCOME
Net income                                          $  39,116      $  71,197      $  72,032
Other comprehensive loss                              (12,559)       (14,048)       (10,796)
-------------------------------------------------------------------------------------------
Comprehensive income                                $  26,557      $  57,149      $  61,236
===========================================================================================

The accompanying notes are an integral part of these statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1
NATURE OF OPERATIONS

The company is a global enterprise engaged in the manufacture, purchase and distribution of a broad range of tools, tooling systems, industrial supplies, wear-resistant parts and services primarily for the metalworking, mining and highway construction and a wide variety of other industries.

NOTE 2
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented below to assist in evaluating the company's consolidated financial statements.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the company and its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

Temporary cash investments having original maturities of three months or less are considered cash equivalents. Cash equivalents consist principally of investments in money market funds and certificates of deposit.

MARKETABLE EQUITY SECURITIES AVAILABLE-FOR-SALE

The company's investment in marketable equity securities is accounted for as an available-for-sale security under Statement of Financial Accounting Standards
(SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This investment is reported at fair value, as determined through quoted market sources. The unrealized gain on this investment is recorded as a component of accumulated other comprehensive loss, net of tax.

ACCOUNTS RECEIVABLE

Accounts receivable included $5.3 million and $15.1 million of receivables from affiliates at June 30, 1999 and 1998, respectively.

INVENTORIES

Inventories are carried at the lower of cost or market. The company uses the last-in, first-out (LIFO) method for determining the cost of a significant portion of its U.S. inventories. The cost of the remainder of inventories is determined under the first-in, first-out (FIFO) or average cost methods.

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

INTANGIBLE ASSETS

Intangible assets, which include the excess of cost over net assets of acquired companies, are amortized using the straight-line method over periods ranging from 2 to 40 years. The company assesses the recoverability of goodwill by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired entities. The net book value of goodwill amounted to $671.4 million and $690.6 million at June 30, 1999 and 1998, respectively.

DEFERRED FINANCING FEES

Fees incurred in connection with new borrowings are capitalized and amortized to interest expense over the life of the related obligation.

EARNINGS PER SHARE

Basic earnings per share is computed using the weighted average number of shares outstanding during the period, while diluted earnings per share is calculated to reflect the potential dilution that occurs related to issuance of common stock under stock option grants. The difference between basic and diluted earnings per share relates solely to the effect of common stock options.

For purposes of determining the number of dilutive shares outstanding, weighted average shares outstanding for basic earnings per share calculations were increased from the dilutive effect of unexercised stock options by 43,453; 303,539; and 210,706 shares in 1999, 1998 and 1997, respectively.

ISSUANCE OF SUBSIDIARY STOCK

The company accounts for sales of subsidiary stock as capital transactions in the consolidated financial statements.

REVENUE RECOGNITION

The company recognizes revenue from product sales upon transfer of title to the customer.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are expensed as incurred.

INCOME TAXES

Deferred income taxes are recognized based on the future income tax effects (using enacted tax laws and rates) of differences in the carrying amounts of assets and liabilities for financial reporting and tax purposes. A valuation allowance is recognized if it is "more likely than not" that some or all of a deferred tax asset will not be realized.

FOREIGN CURRENCY TRANSLATION

For the most part, assets and liabilities of international operations are translated into U.S. dollars using year-end exchange rates, while revenues and expenses are translated at average exchange rates throughout the year. The resulting net translation adjustments are recorded as a component of accumulated other comprehensive loss.

DERIVATIVE FINANCIAL INSTRUMENTS

From time to time, the company uses derivative financial instruments to hedge a portion of the exposures to fluctuations in foreign currency exchange rates and interest rates. The company accounts for derivative instruments as a hedge of the related asset, liability, firm commitment or anticipated transaction when designated as a hedge of such items. The company does not enter into derivative transactions for speculative purposes and therefore holds no derivative instruments for trading purposes. Gains and losses on foreign currency forward contracts used to hedge foreign currency exposures of underlying receivables and payables are recognized in Other Expense (Income). Changes in the amount to be received or paid under interest rate swap agreements used to manage net exposure to interest rate changes related to its borrowings are recognized in Interest Expense.

NEW ACCOUNTING STANDARDS

The company adopted SFAS No. 130, "Reporting Comprehensive Income," issued in June 1997. This statement establishes standards for reporting comprehensive income and its components in a full set of general-purpose financial statements. This new standard did not have a financial impact on the company.

In June 1997, SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" was issued. SFAS No. 131 introduced a new model for segment reporting called the "management approach." The management approach is based on the way the chief operating decision-maker organizes segments within a company for making operating decisions and assessing performance. Accordingly, the company reports three worldwide segments consisting of Metalworking; Industrial Supply; and Engineered Products, Mining & Construction and Other. Segment information for 1998 and 1997 has been restated to meet the requirements of SFAS No. 131. This new standard did not have a financial impact on the company.

In February 1998, SFAS No. 132, "Employers Disclosures about Pensions and Other Postretirement Benefits," was issued. The implementation of SFAS No. 132 in 1999 revised certain footnote disclosure requirements related to pension and other retiree benefits. This new standard did not have a financial impact on the company.

In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. The company must adopt the standard by the beginning of the first quarter of fiscal 2001. SFAS No. 133 establishes accounting and reporting standards requiring all derivative instruments (including certain derivative instruments imbedded in other contracts) to be recorded in the balance sheet as either an asset or liability measured at their fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The company currently is evaluating the effects of SFAS No. 133 and does not believe that the adoption will have a material effect on the financial statements or results of operations of the company.

RECLASSIFICATIONS

Certain amounts in the prior years' consolidated financial statements have been reclassified to conform with the current-year presentation.

NOTE 3
ACQUISITIONS AND DIVESTITURES


On November 17, 1997, the company completed the acquisition of Greenfield Industries, Inc. (Greenfield) for approximately $1.0 billion, including $324.4 million in assumed Greenfield debt and convertible redeemable preferred securities and transaction costs.

The Greenfield acquisition was recorded using the purchase method of accounting and, accordingly, the results of operations of Greenfield have been included in the company's results from the date of acquisition. The purchase price was allocated to assets acquired and liabilities assumed based on their estimated fair values at date of acquisition. The excess of purchase price over the fair value of the net assets acquired has been recorded as goodwill and is being amortized over 40 years.

Additionally, the company also made several other acquisitions in 1999 and 1998 to expand its product offering and distribution channels. These acquisitions were accounted for using the purchase method of accounting and their results have been included in the company's results from the respective dates of acquisition. Except for Greenfield, the pro forma effects, individually and collectively, of the acquisitions in the company's consolidated financial statements would not materially affect the reported results.

The allocation of the purchase price to assets acquired and liabilities assumed of Greenfield is as follows:

(in thousands)
=============================================================
Working capital, other than cash                    $ 171,710
Property, plant and equipment                         167,798
Other assets                                            9,246
Other liabilities                                     (28,510)
Long-term debt                                       (318,146)
Goodwill                                              654,117
-------------------------------------------------------------
Net purchase price                                  $ 656,215
=============================================================

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

(in thousands, except per share data)        1998                     1997
==========================================================================
Net sales                              $1,913,190               $1,683,362
Net income                                 63,623                   51,036
Basic earnings per share                     2.33                     1.92
Diluted earnings per share                   2.31                     1.91
--------------------------------------------------------------------------

The pro forma financial information does not purport to present what the company's results of operations would actually have been if the acquisition of Greenfield had occurred on the assumed date, as specified above, or to project the company's financial condition or results of operations for any future period.

On June 26, 1998, the company sold the Marine Products division of Greenfield which operated as Rule Industries, Inc. (Rule). The company acquired Rule as part of its acquisition of Greenfield and, for strategic reasons, chose to divest itself of this part of the business. Rule's Marine Products division is a worldwide market leader in accessory products for the recreational and small commercial boat markets. Annual sales of the Marine Products division were approximately $25.0 million. Cash proceeds from the sale were used to reduce a portion of the company's long-term debt incurred in connection with the acquisition of Greenfield. No gain on sale was recorded as the difference between the cash proceeds and the net book value of Rule's assets was recorded as a reduction of previously recorded goodwill associated with the acquisition of Greenfield, as specified by accounting rules.



NOTE 4
STOCK ISSUANCES

On March 20, 1998, the Company sold 3.45 million shares of common stock resulting in net proceeds of $171.4 million. The proceeds were used to reduce a portion of the company's long-term debt incurred in connection with the acquisition of Greenfield.

On July 2, 1997, an initial public offering (IPO) of approximately 4.9 million shares of common stock of JLK Direct Distribution Inc. (JLK), a subsidiary of the company, was consummated at a price of $20.00 per share. JLK operates the industrial supply operations consisting of the company's wholly owned J&L Industrial Supply (J&L) subsidiary and its Full Service Supply programs. The net proceeds from the offering were $90.4 million and represented the sale of approximately 20 percent of JLK's common stock. The transaction has been accounted for as a capital transaction in the consolidated financial statements. The net proceeds were used by JLK to repay $20.0 million of indebtedness related to a dividend to the company and $20.0 million related to intercompany obligations to the company incurred in 1997. The company used these proceeds to repay short-term debt. Additional net proceeds of $50.4 million were used to make acquisitions in 1998. The company's ownership in JLK increased to approximately 83 percent due to treasury stock purchases made by JLK since the IPO.

NOTE 5
MARKETABLE EQUITY SECURITIES AVAILABLE-FOR-SALE

On January 18, 1999, the company entered into a business cooperation agreement with Toshiba Tungaloy Co., Ltd. (TT), a leading Japanese manufacturer of consumable metalcutting products, to enhance the global business prospects for metalcutting tools of both companies. The agreement includes various joint activities in areas such as product research and development, private labeling, cross-licensing, and sales and marketing. As part of the agreement, the company purchased approximately 4.9 percent of the outstanding shares of TT in a private transaction from TT's largest shareholder, Toshiba Corporation, for approximately $15.9 million, including the costs of the transaction. In order to enter into this agreement, the company purchased the shares at a predetermined price. In accordance with accounting rules, the company realized a one-time charge of approximately $3.8 million due to the difference between the cost ($15.9 million) and the fair market value of the securities on the date the securities were purchased ($12.1 million). Due to the provisions of this agreement, the company was not able to record this difference as an asset. This charge has been recorded as a component of selling, marketing and distribution expenses. The gross unrealized gain on this investment is $1.9 million at June 30, 1999.

NOTE 6
ACCOUNTS RECEIVABLE SECURITIZATION PROGRAM

On June 18, 1999, the company entered into an agreement with a financial institution whereby the company securitizes, on a continuous basis, an undivided interest in a specific pool of the company's domestic trade accounts receivable. Pursuant to this agreement, the company and several of its domestic subsidiaries sell their domestic accounts receivable to Kennametal Receivables Corporation, a wholly owned, bankruptcy-remote subsidiary (KRC). KRC was formed to purchase these accounts receivable and sell participating interests in such accounts receivable to the financial institution which, in turn, purchases and receives ownership and security interests in those assets. As collections reduce the amount of accounts receivable included in the pool, the company and the participating domestic subsidiaries sell new accounts receivable to KRC which, in turn, securitizes these new accounts receivable with the financial institution.

The company is permitted to receive proceeds of up to $100.0 million from the securitization of accounts receivable under this agreement. The financial institution charges the company based on the level of accounts receivable securitized under this agreement and the commercial paper market rates plus the financial institution's cost to administer the program. The costs incurred by the company under this program were $0.2 million in 1999 and are accounted for as a component of Other Expense (Income). At June 30, 1999, the company received proceeds of $82.0 million under this program. The proceeds from the securitization were used to permanently reduce outstanding term-debt borrowings under the Bank Credit Agreement (see Note 9).

NOTE 7
INVENTORIES

Inventories consisted of the following:

(in thousands)                                1999             1998
===================================================================
Finished goods                            $318,736         $302,374
Work in process and powder blends          117,987          117,428
Raw materials and supplies                  32,619           53,449
-------------------------------------------------------------------
Inventories at current cost                469,342          473,251
Less LIFO valuation                        (34,880)         (36,779)
-------------------------------------------------------------------
Total inventories                         $434,462         $436,472
===================================================================

Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for a significant portion of U.S. inventories and the first-in, first-out (FIFO) method or average cost for other inventories. The company used the LIFO method of valuing its inventories for approximately 49 and 45 percent of total inventories at June 30, 1999 and 1998, respectively. The company uses the LIFO method in order to more closely match current costs with current revenues, thereby reducing the effects of inflation on earnings.

In 1999, the company recognized a $6.9 million charge which represents a write-down of certain product lines that are being discontinued as part of a program to streamline and optimize the company's global metalworking product offering (see Note 13).

NOTE 8
OTHER CURRENT LIABILITIES

Other current liabilities consisted of the following:

(in thousands)                              1999             1998
=================================================================
Accrued benefits                         $11,083          $ 8,578
Accrued employee programs                 10,041            7,227
Federal and state income taxes             9,487            1,847
Payroll, state and local taxes             7,552           12,126
Accrued interest expense                   6,422            4,894
Accrued product warranty costs             3,765            4,266
Other accrued expenses                    48,685           43,900
-----------------------------------------------------------------
Total other current liabilities          $97,035          $82,838
=================================================================

NOTE 9
LONG-TERM DEBT AND CAPITAL LEASES

Long-term debt and capital lease obligations consisted of the following:

(in thousands)                                      1999                1998
============================================================================
Bank Credit Agreement:
    Revolving credit loans,
        6.125% to 6.476% in
        1999, 6.785% to 6.815%
        in 1998, due 2003                      $ 671,100           $ 609,300
    Term loan, 6.179% in 1999,
        6.785% in 1998, due in
        installments through 2000                109,250             266,250
Borrowings outside the U.S.,
    varying from 1.62% to
    9.20% in 1999 and 6.25%
    to 10.25% in 1998, due in
    installments through 2013                     33,131              18,462
Lease of office facilities with
    terms expiring through
    2008 at 4.45% to 4.73%                         9,654              11,004
Other                                             11,934              14,548
----------------------------------------------------------------------------
Total debt and capital leases                    835,069             919,564
----------------------------------------------------------------------------
Less current maturities:
    Long-term debt                              (116,036)            (77,522)
    Capital leases                                (1,181)             (1,110)
----------------------------------------------------------------------------
Total current maturities                        (117,217)            (78,632)
----------------------------------------------------------------------------
Long-term debt and capital leases              $ 717,852           $ 840,932
============================================================================

In connection with the acquisition of Greenfield, the company entered into a $1.4 billion Bank Credit Agreement (Agreement). Subject to certain conditions, the Agreement permitted term loans of up to $500.0 million and revolving credit loans of up to $900.0 million for working capital, capital expenditures and general corporate purposes. Interest payable under the term loan and revolving credit loans are currently based on LIBOR plus 1.125%. The Agreement also includes a commitment fee on the revolving credit loans of 0.25% of the unused balance.

The Agreement also contains various restrictive and affirmative covenants requiring the maintenance of certain financial ratios. The term loan is subject to mandatory amortization, which commenced on November 30, 1998, and was scheduled to mature on August 31, 2002. As a result of permanent reductions of the term loan, the term loan will now mature on May 31, 2000. The revolving credit loans mature on August 31, 2002.

In 1999, the term loan was permanently reduced with the proceeds received from the accounts receivable securitization program (see Note 6). In 1998, the term loan was permanently reduced with the net proceeds received in connection with the issuance of company stock and from the sale of certain assets (see Notes 3 and 4).

Future principal maturities of long-term debt are $116.0 million, $4.6 million, $16.6 million, $673.3 million and $1.1 million, respectively, in fiscal years 2000 through 2004. Future minimum lease payments under capital leases for the next five years and in total are as follows:

(in thousands)
=======================================================
Year ending June 30:
   2000                                         $ 1,719
   2001                                           1,549
   2002                                           1,172
   2003                                           1,126
   2004                                           1,126
   After 2004                                     5,440
-------------------------------------------------------
Total future minimum lease payments              12,132
Less amount representing interest                (2,478)
-------------------------------------------------------
Present value of minimum lease payments         $ 9,654
=======================================================

Future minimum lease payments under operating leases with noncancelable terms beyond one year were not significant at June 30, 1999.

NOTE 10
NOTES PAYABLE AND LINES OF CREDIT

Notes payable to banks of $26.2 million and $48.1 million at June 30, 1999 and 1998, respectively, represent short-term borrowings under U.S. and international credit lines with commercial banks. These credit lines totaled approximately $142.2 million at June 30, 1999, of which $116.0 million was unused. The weighted average interest rate for short-term borrowings was 6.1 percent and 7.4 percent at June 30, 1999 and 1998, respectively.

NOTE 11
INCOME TAXES

Income before provision for income taxes and the provision for income taxes consisted of the following:

(in thousands)                 1999             1998            1997
====================================================================
Income before
    provision for
    income taxes:
    United States           $36,858         $ 93,775        $ 95,029
    International            41,552           36,801          23,134
--------------------------------------------------------------------
Total income before
    provision for
    income taxes            $78,410         $130,576        $118,163
====================================================================
Current income taxes:
    Federal                 $18,300         $ 17,200        $ 30,600
    State                     3,300            5,700           6,000
    International            11,900           10,100           4,400
--------------------------------------------------------------------
    Total                    33,500           33,000          41,000
Deferred income taxes          (600)          20,900           3,900
--------------------------------------------------------------------
Provision for
    income taxes            $32,900         $ 53,900        $ 44,900
====================================================================
Effective tax rate             42.0%            41.3%           38.0%
====================================================================

The reconciliation of income taxes computed using the statutory U.S. income tax rate and the provision for income taxes was as follows:

(in thousands)                    1999           1998           1997
====================================================================
Income taxes at U.S.
    statutory rate             $27,444        $45,702        $41,357
State income taxes,
    net of federal
    tax benefits                 2,397          3,684          3,917
Nondeductible
    goodwill                     5,630          3,944            397
Combined tax effects
    of international
    income                         203          2,944         (1,990)
International losses
    with no related
    tax benefits                 1,915          1,562            102
Tax benefits from
    costs to repay
    senior debt                 (3,607)            --             --
Other                           (1,082)        (3,936)         1,117
--------------------------------------------------------------------
Provision for
    income taxes               $32,900        $53,900        $44,900
====================================================================

Deferred tax assets and liabilities consisted of the following:

(in thousands)                                     1999                   1998
==============================================================================
Deferred tax assets (liabilities):
    Other postretirement benefits              $ 19,817               $ 18,350
    Inventory valuation and reserves             18,515                 12,779
    Other accruals                               13,369                  7,945
    Accrued employee benefits                    12,945                  8,430
    Net operating loss carryforwards             10,176                 20,270
    Pension benefits                             (6,898)                (2,860)
    Accumulated depreciation                    (39,799)               (36,557)
------------------------------------------------------------------------------
Total                                            28,125                 28,357
    Less valuation allowance                     (4,857)                (2,868)
------------------------------------------------------------------------------
Net deferred tax assets                        $ 23,268               $ 25,489
==============================================================================

Deferred income taxes have not been provided on cumulative undistributed earnings of international subsidiaries and affiliates. At June 30, 1999, unremitted earnings of non-U.S. subsidiaries were determined to be permanently reinvested. It is not practical to estimate the income tax benefit that might be incurred if earnings were remitted to the United States.

Included in deferred tax assets at June 30, 1999, are unrealized tax benefits totaling $10.2 million related to net operating loss carryforwards. The realization of these tax benefits is contingent on future taxable income in certain international operations. Of this amount, approximately $4.9 million relates to net operating loss carryforwards in Germany, which can be carried forward indefinitely. The company's operations in Germany are profitable.

The remaining unrealized tax benefits relate to net operating loss carryforwards in certain other international operations. The company established a valuation allowance of $1.1 million to offset the deferred tax benefits that may not be realized in the foreseeable future.

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

NOTE 12
PENSION AND OTHER POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

The company sponsors several retirement plans which cover substantially all employees. Pension benefits under defined benefit pension plans are based on years of service and, for certain plans, on average compensation immediately preceding retirement. Pension costs are determined in accordance with SFAS No. 87, "Employers' Accounting for Pensions." The company funds pension costs in accordance with the funding requirements of the Employee Retirement Income Security Act of 1974 (ERISA) for U.S. plans and in accordance with local regulations or customs for non-U.S. plans.

The company presently provides varying levels of postretirement health care and life insurance benefits to most U.S. employees. Postretirement health care benefits are available to employees and their spouses retiring on or after age 55 with ten or more years of service after age 40. Beginning with retirements on or after January 1, 1998, Kennametal's portion of the costs of postretirement health care benefits will be capped at 1996 levels.

The funded status of these plans and amounts recognized in the consolidated balance sheets were as follows:

                                                                                                         Other
                                                                Pension Benefits       Postretirement Benefits
                                                        ------------------------------------------------------
(in thousands)                                               1999           1998           1999           1998
==============================================================================================================
Change in benefit obligation:
Benefit obligation, beginning of year                   $ 312,394      $ 232,072      $  40,627      $  34,580
Service cost                                               12,126         11,810          1,196          1,080
Interest cost                                              18,268         19,646          2,633          2,646
Participant contributions                                     864            119             --             --
Plan amendments                                                --             --          2,153             --
Actuarial (gains) losses                                   12,406         11,624         (5,329)         1,384
Benefits paid                                             (16,965)       (11,527)        (3,358)        (3,881)
Effect of acquired businesses                              16,651         49,516             --          4,818
Special termination benefits                                2,731             --             --             --
Foreign currency translation adjustments                   (1,373)          (866)            --             --
--------------------------------------------------------------------------------------------------------------
Benefit obligation, end of year                         $ 357,102      $ 312,394      $  37,922      $  40,627
==============================================================================================================
Change in plan assets:
Fair value of plan assets, beginning of year            $ 422,180      $ 327,646      $      --      $      --
Actual return on plan assets                               39,458         60,056             --             --
Company contributions                                       1,763            446             --             --
Participant contributions                                     864            119             --             --
Benefits paid                                             (16,965)       (11,527)            --             --
Effect of acquired businesses                              14,114         46,019             --             --
Foreign currency translation adjustments                     (457)          (579)            --             --
--------------------------------------------------------------------------------------------------------------
Fair value of plan assets, end of year                  $ 460,957      $ 422,180      $      --      $      --
==============================================================================================================
Funded status of plans                                  $ 103,855      $ 109,786      $ (37,922)     $ (40,627)
Unrecognized transition obligation                         (4,826)        (9,679)            --             --
Unrecognized prior service cost                             5,168          5,719          2,296            548
Unrecognized actuarial gains                             (106,919)      (113,277)        (8,488)        (3,444)
Minimum pension liability                                  (1,265)            --             --             --
--------------------------------------------------------------------------------------------------------------
Net accrued obligation                                  $  (3,987)     $  (7,451)     $ (44,114)     $ (43,523)
==============================================================================================================
Amounts recognized in the balance sheet consist of:
Prepaid benefit                                         $  12,241      $   6,774      $      --      $      --
Accrued benefit obligation                                (16,228)       (14,225)       (44,114)       (43,523)
--------------------------------------------------------------------------------------------------------------
Net accrued obligation                                  $  (3,987)     $  (7,451)     $ (44,114)     $ (43,523)
==============================================================================================================

Prepaid pension benefits are included in other noncurrent assets. Accrued pension benefit obligations are included in other noncurrent liabilities. Accrued postretirement benefit obligations of $40.8 million and $40.2 million at June 30, 1999 and 1998, respectively, are included in other noncurrent liabilities.

Pension plans with accumulated benefit obligations exceeding the fair value of plan assets are as follows:

                                                Pension Benefits
                                        ------------------------
(in thousands)                             1999             1998
================================================================
Projected benefit obligation            $55,069          $14,236
Accumulated benefit obligation           53,364           14,031
Fair value of plan assets                33,581               --
================================================================

The components of net pension benefit and other postretirement cost include the following:

                                                                Pension Benefits             Other Postretirement Benefits
                                            ------------------------------------------------------------------------------
(in thousands)                                  1999          1998          1997          1999          1998          1997
==========================================================================================================================
Service cost                                $ 12,126      $ 11,810      $  8,605      $  1,196      $  1,080      $  1,220
Interest cost                                 18,268        19,646        16,049         2,633         2,646         2,427
Expected return on plan assets               (30,505)      (49,151)      (47,554)           --            --            --
Amortization of transition obligation         (2,140)       (2,150)       (2,602)           --            --            --
Amortization of prior service cost               551           551           154           406            47            --
Recognition of actuarial (gains) losses       (2,709)       18,593        24,860          (286)         (107)          (70)
--------------------------------------------------------------------------------------------------------------------------
Net (benefit) cost                          $ (4,409)     $   (701)     $   (488)     $  3,949      $  3,666      $  3,577
==========================================================================================================================

The significant actuarial assumptions used to determine the present value of the net pension and other post retirement benefit obligations were as follows:

                                                                Pension Benefits             Other Postretirement Benefits
                                          --------------------------------------------------------------------------------
                                                1999          1998          1997          1999          1998          1997
==========================================================================================================================
Discount rate:
        U.S. plans                              7.5%          7.0%          7.5%          7.5%          7.0%          7.5%
        International plans               5.5 - 6.5%    6.0 - 7.0%    7.0 - 8.0%           --            --            --
Rate of future salary increases:
        U.S. plans                              4.5%          4.5%          4.5%           --            --            --
        International plans               3.0 - 4.3%    4.0 - 4.5%    4.0 - 5.5%           --            --            --
Rate of return on plan assets:
        U.S. plans                              9.5%          9.0%          9.0%           --            --            --
        International plans               6.5 - 7.0%    7.0 - 8.0%          9.0%           --            --            --
==========================================================================================================================

The annual assumed rate of increase in the per capita cost of covered benefits (the health care cost trend rate) for health care plans was 8.5% in 1999 and was assumed to decrease gradually to 5.5% in 2002 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A change of one percentage point in the assumed health care cost trend rates would have the following effects on the total service and interest cost components of the other postretirement benefit obligation at June 30, 1999:


(in thousands)                    1% Increase      1% Decrease
==============================================================
Effect on total of service and
    interest cost components           $  200          $  (100)
Effect on other postretirement
    benefit obligation                  1,300           (1,200)
--------------------------------------------------------------


U.S. defined benefit pension plan assets consist principally of common stocks, corporate bonds and U.S. government securities. International defined benefit pension plan assets consist principally of common stocks, corporate bonds and government securities.

In connection with the acquisition of Greenfield during 1998, the company recorded an aggregate net liability of $12.8 million in purchase accounting for the excess of the estimated projected benefit obligations over the fair value of plan assets. These plans were frozen in 1995 and benefits were frozen at 1995 levels.

The company also sponsors several defined contribution pension plans. Pension costs for defined contribution plans were $9.5 million, $9.0 million and $4.3 million in 1999, 1998 and 1997, respectively.

The company provides for postemployment benefits pursuant to SFAS No. 112, "Employers' Accounting for Postemployment Benefits." The company accrues the cost of separation and other benefits provided to former or inactive employees after employment but before retirement. Postemployment benefit costs were not significant in 1999, 1998 and 1997.


NOTE 13
RESTRUCTURING CHARGE

In March 1999, the company's management completed restructuring plans, including several programs to reduce costs, improve operations and enhance customer satisfaction. The costs accrued for these plans were based on management estimates using the latest information available at the time that the accrual was established. The components of the charges are as follows:


                                                Asset
                                          Write-Downs
                                              & Other          Initial
                                 Total       Non-Cash    Restructuring
(in thousands)                  Charge    Adjustments        Liability
======================================================================
Product rationalization        $ 6,900       $ (6,900)          $   --
Plant closure                    4,200         (2,000)           2,200
Impairment of
    international operations     5,800         (5,800)              --
Voluntary early
    retirement program           3,937         (2,419)           1,518
----------------------------------------------------------------------
Total                          $20,837       $(17,119)          $3,718
======================================================================


The product rationalization charge represents a write-down of certain product lines that are being discontinued as part of a program to streamline and optimize the company's global metalworking product offering. This charge is net of salvage value and has been recorded as a component of cost of goods sold. Estimated salvage values were based on estimates of proceeds to be realized through the sale of this inventory outside the normal course of business.

The program will result in a reduction in the number of products offered from an estimated 58,000 to 38,000 and is an extension of the company's initiative to reduce the number of its North American warehouses. By streamlining the product offering, the company anticipates it will improve customer service and inventory turnover, allow for more efficient operations, thereby reducing costs and improving capacity utilization, and eliminate redundancy in its product offering. Sales of these products represent less than 5 percent of global metalworking sales. The company is proactively converting customers from these older products to newer products.

The company also initiated plans to close a drill manufacturing plant in Solon, Ohio. The manufacturing of products made at this plant will be relocated to other existing plants in the United States. The closure will eliminate excess capacity at other plant locations. The company will decommission the existing plant and sell the property in the near future. The charge consists of employee termination benefits for 155 hourly and salaried employees, which is substantially all employees at this plant, and the write-down of assets included in property, plant and equipment, net of salvage value.

The costs resulting from the relocation of employees, hiring and training new employees and other costs resulting from the temporary duplication of certain operations have not been included in this charge and will be included in operating expenses as incurred.

The costs related to these items are estimated to be approximately $2.7 million and will be incurred through fiscal 2000.

An asset impairment charge was recorded to write-down, to fair market value, an investment in and net receivables from certain mining and construction international operations in emerging markets as a result of changing market conditions in the regions these operations serve. In the March 1999 quarter, the company completed a study of these operations, the markets for these products, and the current economic situation in these regions, and to provide recommendations for solving operational concerns. As a result of this study and continued economic deterioration in these regions, the company determined that the carrying amount of its investment in and net receivables from these operations would not be recoverable.

A voluntary early retirement benefit program was offered to and accepted by 34 domestic employees. In exchange for their retirement, the company will provide those employees pension and health benefits that would have been earned by the employees through their normal retirement date. As a result of providing these additional pension benefits, approximately $2.4 million of the total cost was funded through the company's pension plan. There are no tax benefits associated with this cost as the company may only deduct actual cash payments made to the pension plan.

The charges for the plant closure, the write-down of the investment in and net receivables from certain international operations, and the voluntary early retirement benefit program are recorded as the restructuring and asset impairment charges. The costs charged against the restructuring cost accrual as of June 30, 1999 were as follows:

                        Beginning             Cash                      Ending
(in thousands)            Accrual     Expenditures    Adjustments      Accrual
==============================================================================
Plant closure              $2,200           $  --            $ --       $2,200
Voluntary early
    retirement program      1,518            (151)             --        1,367
------------------------------------------------------------------------------
Total                      $3,718           $(151)           $ --       $3,567
==============================================================================

There were no restructuring or asset impairment charges recorded in 1998 or 1997.

NOTE 14
FINANCIAL INSTRUMENTS

The carrying values and fair values of the company's financial instruments at June 30 are as follows:

                                            1999                      1998
                        --------------------------------------------------
                           Carrying         Fair     Carrying         Fair
(in thousands)                Value        Value        Value        Value
==========================================================================
Cash and equivalents       $ 17,408     $ 17,408     $ 18,366     $ 18,366
Marketable
    equity securities        13,436       13,436           --           --
Current maturities
    of long-term debt       116,036      116,036       77,522       77,522
Notes payable to banks       26,222       26,222       48,103       48,103
Long-term debt              709,379      710,105      831,038      831,537
==========================================================================

The methods used to estimate the fair value of the company's financial instruments are as follows:

CASH AND EQUIVALENTS, CURRENT MATURITIES OF
LONG-TERM DEBT AND NOTES PAYABLE TO BANKS

The carrying amounts approximate their fair value because of the short maturity of the instruments.

MARKETABLE EQUITY SECURITIES

The fair value is estimated based on the quoted market price of this security, as adjusted for the currency exchange rate at June 30.

LONG-TERM DEBT

Fair value was determined using discounted cash flow analysis and the company's incremental borrowing rates for similar types of arrangements.

The notional amount of the company's derivative financial instruments at June 30 are as follows:

                                      1999               1998
                           ----------------------------------
(in thousands)             Notional Amount    Notional Amount
=============================================================
Foreign currency
    forward contracts              $12,645             $5,573
Interest rate
    swap agreements                 50,000                 --
=============================================================

Methods used to estimate the fair value of the company's derivative financial instruments are as follows:

FOREIGN CURRENCY FORWARD CONTRACTS

At June 30, 1999 and 1998, the company had several outstanding foreign exchange forward contracts to sell foreign currency. These contracts mature on or before September 30, 1999. Fair value, which approximates book value, was estimated based on quoted market prices of comparable instruments.

The net unrealized gain or loss on foreign currency forward contracts was not significant at June 30, 1999 and 1998.

INTEREST RATE SWAP AGREEMENTS

At June 30, 1999, the company had two interest rate swap agreements outstanding that effectively convert a notional amount of $50.0 million from floating rates to fixed rates. These agreements mature in April 2002. The company would have received $0.8 million to settle its interest rate swap agreements, representing the excess of fair value over carrying cost of these agreements. Fair value was estimated based on the mark-to-market value of the contracts which closely approximates the amount that the company would receive or pay to terminate the agreements at year end. There were no outstanding interest rate swap agreements at June 30, 1998.

The net payments or receipts under interest rate swap agreements are recorded as a part of interest expense and are not significant. The effect of interest rate swaps on the company's composite interest rate on long-term debt was not significant at June 30, 1999.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the company to concentrations of credit risk consist primarily of temporary cash investments and trade receivables. By policy, the company makes temporary cash investments with high credit quality financial institutions. With respect to trade receivables, concentrations of credit risk are significantly reduced because the company serves numerous customers in many industries and geographic areas. As of June 30, 1999 and 1998, the company had no significant concentrations of credit risk.


NOTE 15
STOCK OPTIONS AND AWARDS

Stock options generally are granted to eligible employees at fair market value at the date of grant. Options are exercisable under specified conditions for up to 10 years from the date of grant. The company has three plans under which options may be granted: the 1992 plan, the 1996 plan and the 1999 plan. No options may be granted under the 1992 plan after October 2002, no options may be granted under the 1996 plan after October 2006 and no options may be granted under the 1999 plan after April 2009. No charges to income have resulted from grants under the 1992 and 1996 plans.

Under provisions of the plans, participants may deliver Kennametal stock in payment of the option price and receive credit for the fair market value of the shares on the date of delivery. Shares valued at $0.1 million (566 shares), $0.2 million (3,961 shares) and $0.5 million (11,684 shares) were delivered in 1999, 1998 and 1997, respectively.

Under the plans, shares may be awarded to eligible employees without payment. The respective plans specify that such shares are awarded in the name of the employee, who has all the rights of a shareowner, subject to certain restrictions or forfeitures. Such awards were not significant in 1999, 1998 and 1997.

The company measures compensation expense in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, at the time options are granted, no compensation expense for stock options has been recognized in the accompanying consolidated financial statements. If compensation expense had been determined based on the estimated fair value of options granted in 1999, 1998 and 1997, consistent with the methodology in SFAS No. 123, "Accounting for Stock Based Compensation," the effect on the company's 1999, 1998 and 1997 net income and earnings per share would have been reduced to the pro forma amounts indicated below:

(in thousands,
except per share data)           1999        1998           1997
================================================================
Net income:
    As reported               $39,116     $71,197        $72,032
    Pro forma                  37,489      65,671         70,140
Basic earnings per share:
    As reported               $  1.31     $  2.61        $  2.71
    Pro forma                    1.25        2.41           2.64
Diluted earnings per share:
    As reported               $  1.31     $  2.58        $  2.69
    Pro forma                    1.25        2.38           2.62
================================================================

The fair values of the options granted were estimated on the date of their grant using the Black-Scholes option-pricing model based on the following weighted average assumptions:

                                 1999        1998           1997
================================================================
Risk-free interest rate         5.10%       6.12%          6.64%
Expected life (years)              5           5              5
Expected volatility             24.4%       23.8%          27.9%
Expected dividend yield          2.6%        1.6%           2.0%
================================================================

Stock option activity for 1999, 1998 and 1997 is set forth below:

                                                       1999                                1998                              1997
                               --------------------------------------------------------------------------------------------------
                                           Weighted Average                    Weighted Average                  Weighted Average
(number of options)              Options     Exercise Price         Options      Exercise Price       Options      Exercise Price
=================================================================================================================================
Options outstanding,
    beginning of year          1,620,206             $38.40       1,169,367              $30.85       994,244              $30.41
Granted                        1,127,750              26.78         727,900               49.82       327,000               31.42
Exercised                        (52,950)             23.72        (224,061)              33.05      (116,877)              22.65
Lapsed and forfeited             (59,750)             39.47         (53,000)              50.76       (35,000)              36.45
---------------------------------------------------------------------------------------------------------------------------------
Options outstanding,
    end of year                2,635,256             $33.84       1,620,206              $38.40     1,169,367              $30.85
---------------------------------------------------------------------------------------------------------------------------------
Options exercisable,
    end of year                1,808,308             $36.54       1,592,854              $38.64     1,132,111              $31.16
---------------------------------------------------------------------------------------------------------------------------------
Weighted average
    fair value of
    options granted
    during the year                                  $ 6.02                              $13.90                            $ 9.48
===============================                      ======                              ======                            ======

Stock options outstanding at June 30, 1999:

                                                        Options Outstanding                 Options Exercisable
---------------------------------------------------------------------------------------------------------------
                                                Weighted
       Range of                        Average Remaining   Weighted Average                    Weighted Average
Exercise Prices       Options   Contractual Life (years)     Exercise Price         Options      Exercise Price
===============================================================================================================
$16.94 - $21.75       376,006                       7.69             $20.74         156,308              $20.61
 22.97 -  23.94       278,500                       9.79              23.87         258,500               23.94
 24.75 -  26.00       285,862                       7.69              25.41         135,862               24.75
 30.81 -  31.06       194,700                       7.01              30.84         194,700               30.84
          31.69       398,250                       9.08              31.69              --                  --
 34.06 -  38.00       444,538                       6.56              36.74         409,538               36.63
          48.56       485,900                       8.08              48.56         485,900               48.56
 49.25 -  53.97       171,500                       8.49              51.97         167,500               52.00
---------------------------------------------------------------------------------------------------------------
                    2,635,256                       8.01             $33.84       1,808,308              $36.54
===============================================================================================================

In addition to stock option grants, the 1999 plan permits the award of restricted stock to directors, officers and key employees of the company. During 1999, 113,000 shares of restricted stock were awarded to certain officers of the company. These awards vest over periods of two to three years from the grant date, and accordingly, a portion of the total compensation expense of $3.1 million is considered unearned compensation. Additional unearned compensation of $0.4 million was recognized related to the difference in the stock price between the date of an option grant and the date the employee commenced employment. This option award vests over a three-year period from the grant date. Unearned compensation is amortized to expense over the vesting period. Compensation expense related to these awards was $0.1 million in 1999.


NOTE 16
ENVIRONMENTAL MATTERS

The company has been involved in various environmental cleanup and remediation activities at several of its manufacturing facilities. In addition, the company is currently named as a potentially responsible party at two Superfund sites in the United States. However, it is management's opinion, based on its evaluations and discussions with outside counsel and independent consultants, that the ultimate resolution of these environmental matters will not have a material adverse effect on the results of operations, financial position or cash flow of the company.

The company maintains a Corporate Environmental, Health and Safety (EH&S) Department, as well as an EH&S Policy Committee, to ensure compliance with environmental regulations and to monitor and oversee remediation activities. In addition, the company has established an EH&S administrator at each of its domestic manufacturing facilities. The company's financial management team periodically meets with members of the Corporate EH&S Department and the Corporate Legal Department to review and evaluate the status of environmental projects and contingencies. On a quarterly and annual basis, management establishes or adjusts financial provisions and reserves for environmental contingencies in accordance with SFAS No. 5, "Accounting for Contingencies."


NOTE 17
SHAREHOLDER RIGHTS PLAN

Pursuant to the company's Shareholder Rights Plan, one-half of a right is associated with each share of capital stock. Each right entitles a shareowner to buy 1/100th of a share of a new series of preferred stock at a price of $105 (subject to adjustment).

The rights will be exercisable only if a person or group of persons acquires or intends to make a tender offer for 20 percent or more of the company's capital stock. If any person acquires 20 percent of the capital stock, each right will entitle the shareowner to receive that number of shares of capital stock having a market value of two times the exercise price. If the company is acquired in a merger or other business combination, each right will entitle the shareowner to purchase at the exercise price that number of shares of the acquiring company having a market value of two times the exercise price. The rights will expire on November 2, 2000, and are subject to redemption by the company at $0.01 per right.


NOTE 18
SEGMENT DATA

The company reports three worldwide segments consisting of Metalworking; Industrial Supply; and Engineered Products, Mining & Construction and Other (EM&O). Segment selection was based upon internal organizational structure, the way in which management organizes segments for making operating decisions and assessing performance, the availability of separate financial results, and materiality considerations.

Intersegment sales are accounted for at arm's-length prices, reflecting prevailing market conditions within the various geographic areas. Such sales and associated costs are eliminated in the consolidated financial statements.

Sales to a single customer did not aggregate 10 percent or more of total sales in 1999, 1998 or 1997. Export sales from U.S. operations to unaffiliated customers were $69.9 million, $64.7 million and $15.1 million in 1999, 1998 and 1997, respectively.

METALWORKING

In the metalworking segment, the company provides consumable metalcutting tools and tooling systems to manufacturing companies in a wide range of industries throughout the world. Metalcutting operations include turning, boring, threading, grooving, milling and drilling. The company's tooling systems consist of a steel toolholder and an indexable cutting tool such as an insert or drill made from cemented tungsten carbides, high-speed steel or other hard materials.

INDUSTRIAL SUPPLY

This segment represents the sales of industrial supply products through JLK. Sales of metalworking consumable products are derived through a direct-marketing program, including mail-order catalogs and showrooms, a direct field sales force, and integrated supply programs or Full Service Supply (FSS) programs.

ENGINEERED PRODUCTS, MINING & CONSTRUCTION AND OTHER

This segment's principal business is the production and sale of tungsten carbide products used in engineered applications, mining and highway construction and other similar applications, including circuit board drills, compacts and metallurgical powders. These products have technical commonality to the company's core metalworking products. The company also sells metallurgical powders to manufacturers of cemented tungsten carbide products and oil and gas drilling equipment.

Segment detail is summarized as follows:

(in thousands)                                                  1999                 1998                 1997
==============================================================================================================
External sales:
    Metalworking                                          $1,038,205           $  938,589           $  670,932
    Industrial Supply                                        518,512              414,765              303,828
    EM&O                                                     346,199              325,034              181,583
--------------------------------------------------------------------------------------------------------------
Total external sales                                      $1,902,916           $1,678,388           $1,156,343
==============================================================================================================
Intersegment sales:
    Metalworking                                          $   68,538           $   52,060           $   29,402
    Industrial Supply                                         13,130               10,583               12,361
    EM&O                                                      29,281               12,882               12,540
--------------------------------------------------------------------------------------------------------------
Total intersegment sales                                  $  110,949           $   75,525           $   54,303
==============================================================================================================
Total sales:
    Metalworking                                          $1,106,743           $  990,649           $  700,334
    Industrial Supply                                        531,642              425,348              316,189
    EM&O                                                     375,480              337,916              194,123
--------------------------------------------------------------------------------------------------------------
Total sales                                               $2,013,865           $1,753,913           $1,210,646
==============================================================================================================
Operating income:
    Metalworking                                          $  132,060           $  165,762           $  131,903
    Industrial Supply                                         34,532               41,308               32,193
    EM&O                                                      39,182               52,039               27,471
    Corporate                                                (58,278)             (63,538)             (64,542)
--------------------------------------------------------------------------------------------------------------
Total operating income                                    $  147,496           $  195,571           $  127,025
==============================================================================================================
Interest expense                                              68,594               59,536               10,393
Other expense (income)                                           492                5,459               (1,531)
--------------------------------------------------------------------------------------------------------------
Income before income taxes and minority interest          $   78,410           $  130,576           $  118,163
==============================================================================================================
Depreciation and amortization:
    Metalworking                                          $   60,265           $   43,209           $   30,704
    Industrial Supply                                          8,749                5,185                1,768
    EM&O                                                      19,436               13,032                3,841
    Corporate                                                  7,541                5,885                5,086
--------------------------------------------------------------------------------------------------------------
Total depreciation and amortization                       $   95,991           $   67,311           $   41,399
==============================================================================================================
Equity income (loss):
    Metalworking                                          $      650           $      855           $      741
    Industrial Supply                                             --                   --                   --
    EM&O                                                        (777)              (1,103)                (431)
    Corporate                                                     --                   --                   --
--------------------------------------------------------------------------------------------------------------
Total equity income (loss)                                $     (127)          $     (248)          $      310
==============================================================================================================
Total assets:
    Metalworking                                          $1,044,272           $1,175,635           $  475,072
    Industrial Supply                                        274,989              275,586              165,488
    EM&O                                                     538,353              524,702              116,348
    Corporate                                                186,034              163,070              112,401
--------------------------------------------------------------------------------------------------------------
Total assets                                              $2,043,648           $2,138,993           $  869,309
==============================================================================================================
Capital expenditures:
    Metalworking                                          $   59,476           $   69,349           $   36,234
    Industrial Supply                                          9,681               12,286                2,287
    EM&O                                                      16,509               12,730                5,976
    Corporate                                                  9,327               10,409               29,282
--------------------------------------------------------------------------------------------------------------
Total capital expenditures                                $   94,993           $  104,774           $   73,779
==============================================================================================================
Investment in affiliated companies:
    Metalworking                                          $    3,020           $   11,634           $    9,298
    Industrial Supply                                             --                   --                   --
    EM&O                                                      (2,176)               2,106                2,438
    Corporate                                                     --                   --                   --
--------------------------------------------------------------------------------------------------------------
Total investments in affiliated companies                 $      844           $   13,740           $   11,736
==============================================================================================================

Metalworking operating income for 1999 was reduced by $11.1 million related to the product rationalization program and to close a drill manufacturing plant in Solon, Ohio (see Note 13). EM&O operating income for 1999 was reduced by $5.8 million related to a write-down of an investment in and net receivables from certain international operations in emerging markets (see Note 13). Corporate operating income for 1999 was reduced by $7.7 million related to a voluntary early retirement benefit program (see Note 13) and a one-time charge incurred in the acquisition of 4.9 percent of Toshiba Tungaloy (see Note 5).

Geographic information for sales, based on country of origin, and assets is as follows:

(in thousands)                 1999           1998           1997
=================================================================
External sales:
    United States        $1,346,195     $1,190,021     $  767,321
    Germany                 208,490        199,002        165,669
    United Kingdom          106,676         99,129         53,629
    Canada                   52,877         52,195         42,026
    Other                   188,678        138,041        127,698
-----------------------------------------------------------------
Total external sales     $1,902,916     $1,678,388     $1,156,343
=================================================================
Net assets:
    United States        $1,593,747     $1,654,026     $  564,345
    Germany                 163,750        192,186        159,847
    United Kingdom           85,363        104,597         27,024
    Canada                   29,854         30,710         23,191
    Other                   170,934        157,474         94,902
-----------------------------------------------------------------
Total net assets         $2,043,648     $2,138,993     $  869,309
=================================================================


NOTE 19
OTHER EXPENSE (INCOME)

Other expense for 1998 included the write-off of deferred financing costs related to the cancelled public offering of $450.0 million of equity and equity-related securities and $450.0 million of debt securities (the "offerings") that the company had originally intended to offer in connection with the acquisition of Greenfield. Related to the debt offering, the company also entered into an agreement to hedge its exposure to fluctuations in interest rates. When the company subsequently postponed the proposed offerings, the interest rate hedges were terminated resulting in a loss of $3.5 million. The company also wrote-off other offering-related expenses of $1.1 million, resulting in a combined total of $4.6 million.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


SELECTED QUARTERLY FINANCIAL DATA

                                                       Quarter Ended
(in thousands,       -----------------------------------------------
except per share)     Sep. 30      Dec. 31      Mar. 31      Jun. 30
====================================================================
FISCAL 1999
Net sales            $480,922     $484,318     $479,051     $458,625
Gross profit          179,016      181,062      173,397      170,790
Net income              7,394       14,036        2,180       15,506
Basic earnings
    per share            0.25         0.47         0.07         0.52
Diluted earnings
    per share            0.25         0.47         0.07         0.52

FISCAL 1998
Net sales            $310,792     $370,048     $496,585     $500,963
Gross profit          132,223      150,502      200,269      200,913
Net income             17,548        9,574       20,741       23,334
Basic earnings
    per share            0.67         0.36         0.77         0.78
Diluted earnings
    per share            0.66         0.36         0.76         0.78
====================================================================

Earnings per share amounts for each quarter are required to be computed independently and, therefore, may not equal the amount computed for the year.

In the third quarter of fiscal 1999, the company recorded pretax charges of $24.6 million ($0.51 per share), including $20.8 million ($0.44 per share), related to special charges for operational improvement programs and $3.8 million ($0.07 per share) related to a one-time charge incurred in the acquisition of
4.9 percent of Toshiba Tungaloy.

STOCK PRICE RANGES AND DIVIDENDS PAID

The company's capital stock is traded on the New York Stock Exchange (symbol
KMT). The number of shareowners of record as of August 10, 1999, was 3,026. Stock price ranges and dividends declared and paid were as follows:



                                                  Quarter Ended
                -----------------------------------------------
                  Sep. 30     Dec. 31      Mar. 31      Jun. 30
                ===============================================
FISCAL 1999
High            $43 13/16     $25 5/8     $26          $31 5/16
Low              25 3/8        15 5/8      16 3/8       16 5/8
Dividends         0.17          0.17        0.17         0.17

FISCAL 1998
High            $49 1/2       $55 11/16   $53 3/8      $54 3/4
Low              41 1/4        47          43 13/16     41 3/4
Dividends         0.17          0.17        0.17         0.17
===============================================================


REPORT OF MANAGEMENT

TO THE SHAREOWNERS OF KENNAMETAL INC.

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


/s/ ROBERT L. MCGEEHAN
-------------------------------------
Robert L. McGeehan
President and Chief Executive Officer
Shareowner


/s/ JAMES R. BREISINGER
------------------------------------------
James R. Breisinger
Vice President and Chief Financial Officer
Shareowner

REPORT OF AUDIT COMMITTEE

TO THE SHAREOWNERS OF KENNAMETAL INC.

The Audit Committee of the Board of Directors, composed of four independent directors, met four times during fiscal year 1999.

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


/s/ LARRY YOST
-------------------------
Larry Yost
Chairman, Audit Committee
Shareowner



REPORT OF INDEPENDENT ACCOUNTANTS


TO THE SHAREOWNERS OF KENNAMETAL INC.

We have audited the accompanying consolidated balance sheets of Kennametal Inc. and subsidiaries as of June 30, 1999 and 1998, and the related consolidated statements of income, shareowners' equity and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kennametal Inc. and subsidiaries as of June 30, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles.


/s/ ARTHUR ANDERSEN LLP
------------------------
Arthur Andersen LLP
Pittsburgh, Pennsylvania
July 20, 1999

ELEVEN-YEAR FINANCIAL HIGHLIGHTS

(dollars in thousands, except per share data)  Notes         1999             1998            1997            1996
===================================================================================================================
OPERATING RESULTS
Net sales                                              $1,902,916       $1,678,388      $1,156,343      $1,079,963
Cost of goods sold                                      1,198,651          994,481         668,415         625,473
Research and development expenses                          18,797           20,397          24,105          20,585
Selling, marketing and distribution expenses              394,204          339,772         263,980         242,375
General and administrative expenses                       104,043          112,519          69,911          65,417
Interest expense                                           68,594           59,536          10,393          11,296
Unusual or nonrecurring items                    (1)       13,937            4,595              --           2,666
Income taxes                                               32,900           53,900          44,900          43,900
Accounting changes, net of tax                   (2)           --               --              --              --
Net income (loss)                                (3)       39,116           71,197          72,032          69,732
-------------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION
Net working capital                                    $  373,582       $  447,992      $  175,877      $  217,651
Inventories                                               434,462          436,472         210,111         204,934
Property, plant and equipment, net                        539,800          525,927         300,386         267,107
Total assets                                            2,043,648        2,138,993         869,309         799,491
Long-term debt, including capital leases                  717,852          840,932          40,445          56,059
Total debt, including capital leases                      861,291          967,667         174,464         131,151
Total shareowners' equity                        (4)      745,131          735,460         459,608         438,949
-------------------------------------------------------------------------------------------------------------------

PER SHARE DATA
Basic earnings (loss)                            (3)   $     1.31       $     2.61      $     2.71      $     2.62
Diluted earnings (loss)                                      1.31             2.58            2.69            2.60
Dividends                                                    0.68             0.68            0.66            0.60
Book value (at year-end)                                    24.78            24.66           17.61           16.44
Market price (at year-end)                                  31.00            41.75           43.00           34.00
-------------------------------------------------------------------------------------------------------------------

OTHER DATA
Capital expenditures                                   $   94,993       $  104,774      $   73,779      $   57,556
Number of employees (at year-end)                          13,640           14,380           7,550           7,260
Average sales per employee                             $      136       $      152      $      159      $      152
Weighted average shares outstanding
   (in thousands)                                (4)       29,917           27,263          26,575          26,635
Diluted weighted average shares
   outstanding (in thousands)                    (4)       29,960           27,567          26,786          26,825
-------------------------------------------------------------------------------------------------------------------

KEY RATIOS
Sales growth                                                 13.4%            45.1%            7.1%            9.8%
Gross profit margin                                          37.0             40.7            42.2            42.1
Operating profit margin                          (5)          8.5             11.7            11.0            11.5
Return on sales                                  (3)          2.1              4.2             6.2             6.5
Return on equity                                 (3)          5.3             12.2            15.8            17.0
Total debt to total capital                                  51.9             55.4            27.1            22.5
Dividend payout                                  (6)         30.8             25.7            25.0            35.8
Inventory turnover                                            2.6x             3.1x            3.2x            3.0x
===================================================================================================================


NOTES

1. Unusual charges (credits) reflect restructuring costs and asset impairment charges related to certain operational improvement programs initiated in 1999, deferred financing costs related to a postponed public offering intended to have been offered in connection with the acquisition of Greenfield in 1998, restructuring costs for the relocation of the North America Metalworking Headquarters from Raleigh, N.C., to Latrobe, Pa., and to close a manufacturing facility in 1996, restructuring and integration costs associated with the acquisition of Hertel AG in 1994, settlement and partial reversal of accrued patent litigation costs in 1993 and accrued patent litigation costs in 1991.

2. Accounting changes in 1994 reflect changes in the methods of accounting for postretirement health care and life insurance benefits (SFAS No. 106) and income taxes (SFAS No. 109).

    1995          1994           1993           1992           1991          1990          1989
================================================================================================
$983,873      $802,513       $598,496       $594,533       $617,833      $589,023      $472,200
 560,867       472,533        352,773        362,967        358,529       342,434       274,929
  18,744        15,201         14,714         13,656         14,750        13,325        11,969
 219,271       189,487        144,850        137,494        136,319       123,286        94,934
  55,853        58,612         41,348         45,842         49,219        42,648        31,443
  12,793        13,811          9,549         10,083         11,832        10,538         8,960
      --        24,749         (1,738)            --          6,350            --            --
  45,000        15,500         14,000          8,100         17,300        23,000        20,900
      --        15,003             --             --             --            --            --
  68,294        (4,088)        20,094         12,872         21,086        32,113        29,994
------------------------------------------------------------------------------------------------

$184,072      $130,777       $120,877       $108,104       $ 88,431      $108,954      $ 91,032
 200,680       158,179        115,230        118,248        119,767       114,593       105,033
 260,342       243,098        192,305        200,502        193,830       175,523       166,390
 781,609       697,532        448,263        472,167        476,194       451,379       383,252
  78,700        90,178         87,891         95,271         73,113        81,314        57,127
 149,730       147,295        110,628        127,954        130,710       116,212        95,860
 391,885       322,836        255,141        251,511        243,535       231,598       204,465
------------------------------------------------------------------------------------------------

$   2.58      $  (0.17)      $   0.93       $   0.60       $   1.00      $   1.54      $   1.45
    2.56         (0.17)          0.92           0.60           0.99          1.52          1.43
    0.60          0.58           0.58           0.58           0.58          0.58          0.56
   14.75         12.25          11.64          11.64          11.42         11.02          9.84
   34.50         24.63          16.75          17.13          17.81         17.25         15.88
------------------------------------------------------------------------------------------------

$ 43,371      $ 27,313       $ 23,099       $ 36,555       $ 55,323      $ 35,998      $ 28,491
   7,030         6,600          4,850          4,980          5,360         5,580         5,420
$    146      $    125       $    122       $    116       $    113      $    107      $     94

  26,486        24,304         21,712         21,452         21,094        20,872        20,696

  26,640        24,449         21,753         21,551         21,237        21,065        20,915
------------------------------------------------------------------------------------------------

    22.6%         34.1%           0.7%          (3.8)%          4.9%         24.7%         12.5%
    43.0          41.1           41.1           38.9           42.0          41.9          41.8
    12.9           7.8            6.9            5.2            8.9          10.9          12.3
     6.9          n.m.            3.4            2.2            3.4           5.5           6.4
    19.3          n.m.            8.1            5.2            8.7          14.9          15.4
    27.0          30.6           30.2           33.7           34.9          33.4          31.9
    53.9         127.9           68.8           55.4           43.6          41.6          48.1
     3.1x          3.1x           3.1x           3.0x           3.0x          3.1x          2.9x
================================================================================================

3. Excluding unusual charges in 1999, net income was $54,299; basic earnings per share were $1.82; return on sales was 2.9 percent; and return on equity was 7.3 percent. Excluding unusual charges in 1998, net income was $73,894; basic earnings per share were $2.71; return on sales was 4.4 percent; and return on equity was 12.6 percent. Excluding unusual charges in 1996, net income was $71,369; basic earnings per share were $2.68; return on sales was 6.6 percent; and return on equity was 17.4 percent. Excluding unusual charges and accounting changes in 1994, net income was $31,330; basic earnings per share were $1.29; return on sales was 3.9 percent; and return on equity was 11.4 percent.

4. In 1998, the company issued 3.45 million shares of capital stock for net proceeds of $171.4 million. In 1994, the company issued approximately 4 million shares of capital stock for net proceeds of $73.6 million.

5.   Excludes unusual or nonrecurring items.

6.   Uses a trailing three-year average earnings.