Form 10-K405, Exhibit 13
period 2000-06-30
KENNAMETAL INC
filed 2000-09-22
CIK 55242

                                                                      Exhibit 13

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

The following discussion should be read in connection with the consolidated financial statements of Kennametal Inc. (the company or Kennametal) and the related footnotes. Unless otherwise specified, any reference to a "year" is to a fiscal year ended June 30.

OVERVIEW

Sales for 2000 were $1,853.7 million, flat compared to sales of $1,902.9 million in 1999, excluding unfavorable foreign exchange effects and the effects of a divestiture of two and one percent, respectively. Market conditions were soft in many of the company's served markets in the first half of 2000. Market conditions began to improve in the second half of the year, led by North America, followed by Europe, while Asia Pacific showed steady growth throughout the year. Net income for 2000 was $51.7 million, or $1.70 per share, compared to $39.1 million, or $1.31 per share, in 1999. Excluding special charges in both years, earnings per share were $2.13 in 2000 compared to $1.82 in 1999. The increase in earnings in 2000 is attributable to improved operational effectiveness, lean techniques and continued cost discipline.

Special charges in 2000 were $22.9 million, or $0.43 per share, and were primarily related to operational improvement programs. In 1999, special charges were $24.6 million, or $0.51 per share, related to operational improvement programs, including a one-time charge incurred in the acquisition of 4.9 percent of Toshiba Tungaloy.

Sales of $1,902.9 million in 1999 increased 13 percent compared to sales of $1,678.4 million in 1998. The increase in sales was primarily attributable to the inclusion of five additional months of sales related to the acquisition of Greenfield Industries, Inc. (Greenfield) that occurred on November 17, 1997. Excluding acquisitions, sales declined seven percent in 1999 due to lower sales of metalworking products and industrial supplies in North America due to weak market conditions.

Net income for 1999 was $39.1 million, or $1.31 per share, compared to $71.2 million, or $2.58 per share, in 1998. Excluding special charges in both years, earnings per share were $1.82 in 1999 compared to $3.23 in 1998. The decline in earnings for 1999 was primarily due to lower sales levels and higher interest and amortization expense related to acquisitions. Cost-reduction and significant cost-control measures, coupled with stronger demand in the European metalworking market, partially offset this decline.

The Greenfield acquisition reduced 1998 earnings by approximately $17.5 million, or $0.65 per share, including one-time costs of $0.28 per share. The results for 1999 and a portion of 1998 include an additional 3.45 million shares of common stock issued on March 20, 1998.

BUSINESS SEGMENT REVIEW

In November 1999, management reorganized the financial reporting of its operations to focus on global business units consisting of Metalworking, Engineered Products, Mining & Construction and JLK/Industrial Supply, and corporate functional shared services. The results for all periods presented have been restated to conform to the new reporting structure. The presentation of segment information reflects the manner in which management organizes segments for making operating decisions and assessing performance.

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

(in thousands)                  2000              1999            1998
======================================================================
External sales            $1,020,914        $1,038,205        $939,290
Intersegment sales           134,398           108,994          76,376
Operating income             128,283           116,306         138,799
----------------------------------------------------------------------

External sales in the Metalworking segment in 2000 increased one percent compared to a year ago, excluding unfavorable foreign currency effects of three percent. Sales in North America were up two percent in local currency compared to last year due predominately to strong demand in the automotive and truck markets and, to a lesser extent, increased demand in the oil field services and machine tool end markets, especially in the second half of 2000. Sales in the European metalworking market declined two percent compared to 1999, excluding unfavorable foreign currency translation effects of nine percent. The decline in sales was due to weakness in most served markets, however, sales in automotive and machine tool builder markets were stronger in the second half of 2000. Sales in the Asia Pacific region continued to grow and were up 18 percent, in local currency, compared to the prior year.

Operating income in 2000 of $128.3 million was reduced by restructuring and asset impairment charges of $11.0 million and period costs of $2.4 million. Excluding special charges and period costs in each period, operating income increased $10.1 million, or eight percent, compared to 1999 due to strong cost controls and improved manufacturing performance due to lean techniques, despite lower production levels. Restructuring and asset impairment charges in 2000 resulted from employee severance packages for 135 people, the downsizing of the Kingswinford, United Kingdom plant, closure of a German warehouse facility

                   MANAGEMENT'S DISCUSSION AND ANALYSIS cont.



and several offices in Asia Pacific and South America, and asset impairment charges. Operating income for 1999 included restructuring costs associated with the Solon, Ohio high-speed steel drill plant closure and product rationalization charges of $11.1 million, and a $3.8 million charge recorded on the purchase of Toshiba Tungaloy stock. Period costs associated with the Solon plant closing were $2.1 million and $0.4 million in 2000 and 1999, respectively.

In 1999, sales of metalworking products declined seven percent compared to 1998 excluding the impact of the Greenfield acquisition of 19 percent and unfavorable foreign exchange of one percent. Sales in North America were down 11 percent excluding acquisitions due to weak industrial demand by customers across a variety of industries in North America, except for the automotive market. Demand for metalworking products continued to show strong gains in the European market, primarily Germany, with particular strength coming from export-oriented businesses such as the automotive and truck industries, and to a lesser extent, aerospace and machine tool builder industries. European metalworking sales declined one percent in 1999, excluding acquisitions and favorable foreign currency translation effects of 13 percent and one percent, respectively. Sales in the Asia Pacific region increased one percent, excluding unfavorable foreign exchange effects of four percent.

Operating income in 1999 declined to $116.3 million and was affected by restructuring and product rationalization charges of $11.1 million, a $3.8 million charge recorded on the purchase of Toshiba Tungaloy stock, and period costs of $0.4 million. Excluding these charges, operating income declined five percent due to lower sales levels and higher goodwill amortization. This was partially offset as operating expenses were contained through cost-reduction and significant cost-control measures implemented in November 1998. These cost-reduction measures involved selected work force reductions, facility consolidations and closings and other measures. Additionally, amortization of intangibles increased due to a full year of amortization related to the acquisition of Greenfield and other companies in the prior year.

In 1999, the company incurred a $6.9 million charge related to the implementation of a new program to streamline and optimize the global metalworking product offering and a $4.2 million charge related to the closure of the Solon plant.

ENGINEERED PRODUCTS

This segment's principal business is the production and sale of cemented tungsten carbide products used in engineered applications including circuit board drills and compacts. These products have technical commonality to the company's core metalworking products.

(in thousands)                2000            1999            1998
==================================================================
External sales            $176,469        $173,171        $155,496
Intersegment sales          19,978          23,752          15,300
Operating income            23,711          24,473          29,090
------------------------------------------------------------------

Compared to 1999, external sales in the Engineered Products market in 2000 increased five percent, excluding unfavorable foreign exchange effects of three percent, due primarily to strong demand for electronic circuit board drills. Sales to the oil field services end market were soft in the first half of 2000, but showed renewed demand in the second half.

Operating income in 2000 of $23.7 million increased five percent, excluding restructuring charges and period costs, due primarily to higher sales levels, lower manufacturing variances, continued cost controls and lean manufacturing techniques. Restructuring charges of $1.4 million were incurred in 2000 related to the rationalization of the Janesville, Wisc. circuit board drill plant, employee severance, and asset impairment charges. Period costs of $0.5 million were incurred related to the plant closure.

Sales in 1999 increased 11 percent from 1998 due to the inclusion of five additional months of sales related to the Greenfield acquisition. Included in the 1998 results were the sales of the Marine Products division of Greenfield, which, for strategic reasons, was divested by the company in June 1998. Annual sales of the Marine Products division were approximately $25 million. Excluding the acquisition-related effects, sales declined 20 percent. The sales decline was due to weak demand for engineered products and compacts used in the oil field services industry due to reduced exploration activity.

Operating income declined to $24.5 million in 1999 due to lower sales levels, an unfavorable sales mix, lower production levels, plant rearrangement costs and the Marine divestiture. This was partially offset by cost-reduction actions implemented in November 1998 and continued cost controls.

MINING & CONSTRUCTION

This segment represents the sales of cemented tungsten carbide products used in mining and highway construction and other similar applications. These products also have technical commonality to the company's core metalworking products. The company also sells metallurgical powders to manufacturers of cemented tungsten carbide products.

(in thousands)                2000            1999            1998
==================================================================
External sales            $165,899        $173,028        $168,837
Intersegment sales           7,041           5,635           6,851
Operating income            17,483          14,203          21,408
------------------------------------------------------------------

External sales in 2000 declined three percent compared to 1999, excluding one percent unfavorable foreign exchange effects. Depressed demand for mining tools in North America, construction tools in Europe and metallurgical powders as a result of weakness in the underground coal and oil and gas exploration end markets resulted in overall sales declines of three, two and one percent, respectively. This was partially offset by strong demand for construction tools in North America, which increased sales by two percent compared to 1999.

Operating income for 2000 increased to $20.9 million from $20.0 million due to continued strong cost controls, despite the decline in sales, excluding restructuring charges in each year. Restructuring charges of $3.4 million were incurred in 2000 associated with the closure of a manufacturing operation in China and the exit of the related joint venture. In 1999, restructuring costs of $5.8 million were recorded related to the write-down of an investment in, and net receivables from, other international operations in emerging markets as a result of changing market conditions in the regions these operations serve.

In 1999, sales increased four percent excluding two percent unfavorable foreign exchange effects. This increase includes incremental sales of seven percent due to five additional months of sales related to the Greenfield acquisition in 1998. Sales benefited from increased domestic demand for highway construction tools due to a higher level of highway construction in North America in 1999, particularly in the second half of the year. However, this was offset by weaker demand for metallurgical powders used in the oil field services industry and mining tools due to reduced underground coal production.

Operating income for 1999, excluding restructuring costs of $5.8 million, declined to $20.0 million due to an unfavorable sales mix and lower production levels. This was partially offset by cost-reduction actions implemented in November 1998 and continued cost controls.

JLK/INDUSTRIAL SUPPLY

This segment represents the sales of industrial supply products through Kennametal's 83-percent owned subsidiary, JLK Direct Distribution Inc. (JLK). Sales of metalworking consumable products are derived through a direct-marketing program, including mail-order catalogs and showrooms, a direct field sales force, and integrated supply or Full Service Supply (FSS) programs.

(in thousands)                2000            1999            1998
==================================================================
External sales            $490,381        $518,512        $414,765
Intersegment sales           8,912          13,130          10,583
Operating income            28,174          34,532          41,308
------------------------------------------------------------------

Sales declined three percent in 2000, excluding the effects of the March 1999 divestiture of the Strong Tool Company steel mill business unit. JLK added new FSS programs which contributed overall sales growth of two percent. However, this growth was offset by continued weakness in the catalog business end markets and in acquired distributors end markets, predominately oil field services. At June 30, 2000, the company operated 30 showrooms,including seven distribution centers, and 12 other locations, and provided FSS programs to 188 customers covering 283 different facilities.

Operating income in 2000 declined to $28.2 million due to lower sales, partially offset by continued operating cost controls. Lower sales levels affected operating income by $10.4 million, which was partially offset by a decline in operating expense of $4.6 million due primarily to the implementation of several cost-reduction initiatives since March 1999. Operating expense for 2000 included special charges of $0.6 million for employee separation costs and $0.2 million of costs related to the evaluation of strategic alternatives.

In 1999, sales in this segment increased 25 percent primarily due to acquisitions. Excluding the effects of acquisitions, sales of industrial supply products declined three percent. Sales benefited from the addition of new FSS programs, growth in Europe and an increased product offering, offset by weak industrial demand across North America and the General Electric (GE) FSS contract disengagement. The company decided not to accede to certain price concessions requested by GE during renegotiations of the FSS program with GE in 1997. Sales to these GE manufacturing sites were $22.9 million in 1998. In 2000 and 1999, JLK did not have any sales to GE for those manufacturing sites that were discontinued. At June 30, 1999, the company operated 31 showrooms, including eight distribution centers and 13 other locations acquired in 1998 through acquisitions, and provided FSS programs to 150 customers covering 231 different facilities.

Operating income in 1999 of $34.5 million declined from 1998 due to lower gross profit margins and an increase in operating expense levels. The gross profit margin was affected by lower-margin sales from prior year acquisitions, growth in the FSS business and softer-than-expected economic conditions that resulted in weaker demand in the higher-margin mail-order business. Cost-reduction actions implemented in November 1998 contained operating expenses. However, the increase in operating expense was attributable to increased costs from acquisitions, including higher levels of amortization expense, relocation of the office and warehouse in the United Kingdom, and higher direct-mail costs.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS CONT.



COSTS AND EXPENSES

GROSS PROFIT MARGIN

In 2000, the gross profit margin was 38.1 percent compared to 37.0 percent in 1999. The increase in gross margin is predominately due to improved manufacturing variances across most business units as a result of lean manufacturing techniques and strong cost controls, despite lower production levels. The gross margin in 1999 was affected by a $6.9 million charge related to the implementation of a new program to streamline and optimize the global metalworking product offering. Excluding this charge, the 1999 gross margin would have been 37.4 percent.

In 1999, the gross profit margin declined from 40.7 percent in 1998 due to lower production levels, lower-margin sales from acquired companies, an unfavorable sales mix, and period costs associated with plant consolidations and rearrangements.

OPERATING EXPENSE

Operating expense as a percentage of sales declined to 27.1 percent in 2000, down from 27.2 percent in 1999 despite the decline in sales. The improvement is due to management's resolve to control costs through ongoing cost and productivity improvement programs. Operating expense for 2000 includes a $3.0 million charge for environmental remediation costs and $0.8 million for costs incurred and expensed for the evaluation of strategic alternatives related to JLK. Operating expense for 1999 includes a charge of $3.8 million recorded on the purchase of 4.9 percent of Toshiba Tungaloy stock due to the difference between the cost and the fair market value of the securities on the date the securities were purchased.

In 1999, operating expense as a percentage of sales declined to 27.2 percent from 28.2 percent in 1998. Excluding the effects of the Toshiba Tungaloy charge, operating expense as a percentage of sales would have been 27.0 percent in 1999. Operating expense was controlled through cost-reduction actions implemented in November 1998 that involved salaried work force reductions, salary reductions, closure of several JLK-acquired locations and other measures. However, operating expense increased due to acquisitions, the JLK expansion program, the charge recorded on the purchase of Toshiba Tungaloy stock, facility rationalizations and other programs. Additionally, amortization of intangibles increased $10.1 million due to a full year of amortization related to the acquisition of Greenfield and other companies.

RESTRUCTURING AND ASSET IMPAIRMENT CHARGES

In November 1999, the company announced plans to close, consolidate or downsize several plants, warehouses and offices, and associated work force reductions as part of its overall plan to increase asset utilization and financial performance, and to reposition the company to become the premier tooling solutions supplier. These actions are expected to have a favorable impact on future performance. Management implemented these programs throughout 2000. The costs accrued for the implemented programs were based upon management estimates using the latest information available at the time that the accrual was established. The components of the charges are as follows:

                                                   Incremental         Initial
                           Total           Asset       Pension   Restructuring
(in thousands)            Charge     Write-Downs    Obligation       Liability
==============================================================================
Asset impairment
  charges                 $ 4,808        $(4,808)        $  --         $    --
Employee
  severance                 7,396             --          (787)          6,609
Product
  rationalization             100           (100)           --              --
Facility
  rationalizations          6,322         (1,470)         (205)          4,647
------------------------------------------------------------------------------
Total                     $18,626        $(6,378)        $(992)        $11,256
==============================================================================

In conjunction with the company's ongoing review of underperforming businesses, certain assets are reviewed for impairment pursuant to the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." An asset impairment charge of $1.7 million was recorded, related to a metalworking manufacturing operation in Shanghai, China. This operation became fully operational in 1998 and to date, has not generated the performance that was expected at the time the company entered into this market. Management performed an in-depth review of the operations, capacity utilization and the local management team, and engaged a consultant to perform an independent review of the same. These reviews enabled management to determine that the market served by this operation is not expected to develop to the extent originally anticipated, but that the operations were in good working order and utilized modern technology, and that the management team in place was competent. Management also determined that this facility had excess capacity given the level of market demand.

Accordingly, management updated its operating forecast to reflect the current market demand. In comparing the undiscounted projected cash flows of the updated forecast to the net book value of the assets of this operation, management determined that the full value of these assets would not be recoverable. Accordingly, a charge was recorded to adjust the carrying value of the long-lived assets of this operation to fair value. The estimated fair value of these assets was based on various methodologies, including a discounted value of estimated future cash flows.

The product rationalization charge of $0.1 million represents the write-down of certain discontinued product lines manufactured in these operations. The company manufactured these products specifically for the market served by these operations and management has determined that these products are no longer salable. This charge has been recorded as a component of cost of goods sold.

The company recorded an asset impairment charge of $2.8 million related to the write-down of equipment in its North American metalworking operations and $0.3 million in its engineered products operations. In connection with the repositioning of the company, management completed an assessment of the assets currently being used in these operations and determined that these assets were not going to be further utilized in conducting these operations. This amount represents the write-down of the book value of the assets, net of salvage value.

The charge for facility rationalizations relates to employee severance for 153 employees and other exit costs associated with the closure or downsizing of a metalworking manufacturing operation in Kingswinford, United Kingdom, a circuit board drill plant in Janesville, Wisc., a German warehouse facility, and several offices in the Asia Pacific region and South America. Included in this charge is incremental pension obligation of $0.2 million due to a plan curtailment. This amount is included in the pension obligation and is presented as a component of other liabilities. The charge also includes $3.4 million for employee severance for 41 employees and other exit costs associated with the closure of a mining and construction manufacturing operation in China and the exit of the related joint venture.

The company accrued $7.4 million related to severance packages provided to 171 hourly and salaried employees terminated in connection with a global work force reduction. Included in this charge is incremental pension obligation of $0.8 million, incurred by the company as a result of the severance packages provided. This amount is included in the pension obligation and is presented as a component of other liabilities.

The costs related to the asset impairment charges, employee severance and facility rationalizations of $18.5 million are recorded as restructuring and asset impairment charges. The costs charged against the restructuring accrual as of June 30, 2000 were as follows:

                        Beginning           Cash                    June 30,
(in thousands)            Accrual   Expenditures   Adjustments          2000
============================================================================
Employee
  severance               $ 6,609        $(4,076)          $--        $2,533
Facility
  rationalizations          4,647         (1,129)           --         3,518
----------------------------------------------------------------------------
Total                     $11,256        $(5,205)          $--        $6,051
============================================================================

In 2000, the company incurred period costs of $0.8 million related to these initiatives, and costs of $1.7 million associated with the implementation of lean manufacturing techniques, both of which were included in cost of goods sold as incurred. Benefits realized in 2000 approximated this level of cost. By the second half of 2001, the company expects to realize annual benefits of approximately $15 to $17 million associated with these initiatives. Additional period costs are estimated to be $2 to $3 million and are expected to be incurred in 2001. The company continues to review its business strategies and pursue other cost-reduction activities, some of which could result in future charges.

In March 1999, the company's management completed restructuring plans, including several programs to reduce costs, improve operations and enhance customer satisfaction. The costs accrued for these plans were based on management estimates using the latest information available at the time that the accrual was established. The components of the charges are as follows:

                                              Asset Write-
                                             Downs & Other         Initial
                                    Total         Non-Cash   Restructuring
(in thousands)                     Charge      Adjustments       Liability
==========================================================================
Product rationalization           $ 6,900        $ (6,900)          $   --
Plant closure                       4,200          (2,000)           2,200
Impairment of
  international operations          5,800          (5,800)              --
Voluntary early
  retirement program                3,937          (2,419)           1,518
--------------------------------------------------------------------------
Total                             $20,837        $(17,119)          $3,718
==========================================================================

The product rationalization charge represents a write-down of certain product lines that were discontinued as part of a program to streamline and optimize the company's global metalworking product offering. This charge is net of salvage value and was recorded as a component of cost of goods sold. Estimated salvage values were based on estimates of proceeds to be realized through the sale of this inventory outside the normal course of business.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS CONT.


The program resulted in a reduction in the number of products offered from an estimated 58,000 to 38,000 and was an extension of the company's initiative to reduce the number of its North American warehouses. By streamlining the product offering, the company has improved customer service and inventory turnover, allowed for more efficient operations, thereby reducing costs and improving capacity utilization, and eliminated redundancy in its product offering. Sales of these products represent less than five percent of global metalworking sales. The company proactively converted customers from these older products to newer products.

The company also initiated plans to close a drill manufacturing plant in Solon, Ohio. The manufacturing of products made at this plant was relocated to other existing plants in the United States. The closure eliminated excess capacity at other plant locations. The company decommissioned the existing plant and expects to sell the property in the near future. The charge consists of employee termination benefits for 155 hourly and salaried employees, which is substantially all employees at this plant, and the write-down of assets included in property, plant and equipment, net of salvage value.

The costs resulting from the relocation of employees, hiring and training new employees and other costs resulting from the temporary duplication of certain operations incurred in 2000 and 1999 were $2.1 million and $0.4 million, respectively, and were included in cost of goods sold as incurred. The company does not anticipate incurring additional period costs associated with this action.

An asset impairment charge was recorded to write-down, to fair market value, an investment in and net receivables from certain mining and construction international operations in emerging markets as a result of changing market conditions in the regions these operations serve. In the March 1999 quarter, the company completed a study of these operations, the markets for these products, and the current economic situation in these regions, to provide recommendations for solving operational concerns. As a result of this study and continued economic deterioration in these regions, the company determined that the carrying amount of its investment in and net receivables from these operations would not be recoverable.

A voluntary early retirement benefit program was offered to and accepted by 34 domestic employees. In exchange for their retirement, the company will provide those employees pension and health benefits that would have been earned by the employees through their normal retirement date. As a result of providing these additional pension benefits, $2.4 million of the total cost was funded through the company's pension plan. There are no tax benefits associated with this cost as the company may only deduct actual cash payments made to the pension plan.

The charges for the plant closure, the write-down of the investment in and net receivables from certain international operations, and the voluntary early retirement benefit program are recorded as restructuring and asset impairment charges. The costs charged against the restructuring accrual as of June 30, 2000 and 1999 were as follows:

                    Beginning            Cash                   June 30,
(in thousands)        Accrual    Expenditures    Adjustments        1999
========================================================================
Plant closure          $2,200           $  --            $--      $2,200
Voluntary early
  retirement
  program               1,518            (151)            --       1,367
------------------------------------------------------------------------
Total                  $3,718           $(151)           $--      $3,567
========================================================================


                      June 30,          Cash                    June 30,
(in thousands)           1999   Expenditures   Adjustments          2000
------------------------------------------------------------------------
Plant closure          $2,200        $(2,046)         $595        $  749
Voluntary early
  retirement
  program               1,367           (602)           --           765
------------------------------------------------------------------------
Total                  $3,567        $(2,648)         $595        $1,514
========================================================================

The adjustment to the accrual for the plant closure is due to the company receiving more value for property upon disposition than initially anticipated. This adjustment was not included in the determination of net income for 2000.

INTEREST EXPENSE

In 2000, interest expense declined to $55.1 million due to reduced debt levels, partially offset by higher borrowing rates. Average borrowing rates under the company's revolving credit line with commercial banks (Bank Credit Agreement) of
6.72 percent were 34 basis points higher compared to a year ago due to the rising interest rate environment, partially offset by improved pricing due to improved financial condition.

In 1999, interest expense increased $9.1 million as a result of higher average borrowings, partially offset by lower borrowing rates. Interest expense in 1998 included one-time costs of $7.2 million for the amortization of deferred bank financing fees related to the acquisition of Greenfield.

OTHER EXPENSE, NET

Other expense for 2000 included fees of $5.2 million incurred in connection with the accounts receivable securitization program initiated in June 1999. This was partially offset by gains of $1.4 million from the sale of miscellaneous underutilized assets.

Other expense for 1998 included the write-off of deferred financing costs related to a cancelled public offering of debt and equity securities that the company originally intended to offer in connection with the acquisition of Greenfield. Related to the debt offering, the company entered into an agreement to hedge its exposure to fluctuations in interest rates. When the company subsequently postponed the proposed offerings, the interest rate hedges were terminated resulting in a loss of $3.5 million. The company also wrote-off other offering-related expenses of $1.1 million resulting in a combined total of $4.6 million or $0.10 per share.

INCOME TAXES

The 2000 effective tax rate was 43.5 percent compared to a tax rate of 42.0 percent in 1999, and 41.3 percent in 1998. The increase in the effective tax rate for both years is directly attributable to higher nondeductible goodwill related to the Greenfield acquisition, partially offset in 1999 by tax benefits from costs to repay senior debt.

EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF DEBT

In November 1999, the company repaid its term loan under the Bank Credit Agreement. This resulted in an acceleration of the amortization of deferred financing fees of $0.4 million, which has been recorded as an extraordinary loss of $0.3 million, net of tax.

LIQUIDITY AND CAPITAL RESOURCES

Kennametal's cash flow from operations is the primary source of financing for capital expenditures and internal growth. Additionally, in the United States, the company maintains a revolving credit line under the Bank Credit Agreement totaling $900.0 million, of which $247.5 million was available for use at June 30, 2000. The company and its subsidiaries generally obtain local financing through credit lines with commercial banks. The company believes that cash flow from operations and the availability under its revolving credit lines will be sufficient to meet its cash requirements over the next 12 months.

During 2000, the company generated $221.2 million in cash flow from operations, a decrease of $5.3 million from 1999. Working capital improved $57.5 million and net income increased by $12.6 million in 2000, however 1999 benefited from additional proceeds from the securitization of accounts receivable of $75.5 million. The working capital improvement reflects management's initiatives to reduce working capital and consistently generate strong cash flow.

Net cash used for investing activities was $43.1 million in 2000. Compared to the prior year, net cash used for investing activities declined by $58.9 million due to a reduction in capital expenditures of $44.3 million and the purchase of the shares of Toshiba Tungaloy for $12.2 million in 1999.

The reduction in capital expenditures reflects management's more stringent capital expenditure approval process. Management believes the level of capital spending in 2000 was sufficient to improve productivity and make necessary capital improvements to remain competitive.

Net cash used for financing activities was $173.3 million in 2000, an increase of $49.0 million compared to 1999, due principally to the reduction in debt of $163.0 million in 2000, compared to $106.3 million in 1999. The reduction in debt is attributable to strong cash flow generation through continued focus on reducing working capital, controlled capital expenditures and improved earnings. Effective October 1, 1999, company contributions to U.S. defined contribution pension plans are made primarily in the company's common stock, resulting in the issuance of 268,964 shares during 2000.

During 1999, the company generated $226.6 million in cash from operations. Cash provided by operations increased from 1998 due to the proceeds from the securitization of accounts receivable of $82.0 million and a reduction of working capital requirements of $52.4 million.

Net cash used for investing activities was $102.0 million in 1999. Compared to the prior year, the decrease in net cash used for investing activities was due to a net reduction of $689.7 million of cash outflows from acquisitions and divestiture activity, a reduction of $13.9 million in subsidiary stock repurchases, and $9.8 million of reduced capital expenditures. This was offset by the purchase of the Toshiba Tungaloy shares in 1999.

Net cash flow used for financing activities was $124.4 million in 1999, which compares to cash from financing activities of $710.1 million in 1998. The change is due to the repayment of debt of $106.3 million in 1999, compared to borrowings of $461.4 million and proceeds from the issuance and sale of common and subsidiary stock of $261.8 million in 1998. The borrowings and proceeds from stock issuances were primarily used to finance the Greenfield acquisition.

Through a new management incentive program, management is reinforcing the focus on cash flow and working capital improvement. Management believes free operating cash flow (FOCF) is an appropriate measure of the company's cash flow. The company generated FOCF of $183.8 million and $120.6 million, and used FOCF of $204.9 million in 2000, 1999 and 1998, respectively. The improvements in FOCF for all periods are primarily due to improved working capital and lower capital expenditures. Higher levels of net income contributed to the increase in FOCF in 2000, while lower levels of net income in 1999, compared to 1998, partially offset some of the improvements.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS CONT.


FOCF is defined as funds from operations minus capital expenditures, plus the change in working capital (excluding changes in cash, marketable securities and short-term debt). Funds from operations is defined as net income from continuing operations plus depreciation, amortization, deferred income taxes and other non-cash items. Cash flows from operating activities, as defined by accounting principles generally accepted in the United States (GAAP), is used to measure cash flow generation. While FOCF is not a GAAP alternative measure of cash flow and may not be comparable to other similarly titled measures of other companies, the company's management believes FOCF is a meaningful measure of the company's cash flow.

On January 18, 1999, the company entered into a business cooperation agreement with Toshiba Tungaloy Co., Ltd. (TT), a leading Japanese manufacturer of consumable, cemented tungsten carbide metalcutting products, to enhance the global business prospects for metalcutting tools of both companies. The agreement includes various joint activities in areas such as product research and development, private labeling, cross-licensing, and sales and marketing. The company purchased approximately 4.9 percent of the outstanding shares of TT for $15.9 million, including the costs of the transaction. This transaction was financed through the borrowing of Japanese yen under a new credit line.

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

On June 18, 1999, the company entered into an agreement with a financial institution whereby the company securitizes, on a continuous basis, an undivided interest in a specific pool of the company's domestic trade accounts receivable. The company is permitted to securitize up to $100.0 million of accounts receivable under this agreement. The financial institution charges the company fees based on the level of accounts receivable securitized under this agreement and the commercial paper market rates plus the financial institution's cost to administer the program. The costs incurred by the company under this program, $5.2 million and $0.2 million in 2000 and 1999, respectively, are accounted for as a component of other expense, net. At June 30, 2000 and 1999, the company securitized accounts receivable of $88.5 million and $82.0 million, respectively, under this program. In 1999, the proceeds from the securitization were used to permanently reduce a portion of the company's long-term debt.

On December 16, 1999, the company determined that certain performance measurements in the accounts receivable securitization program agreement were not met due to an increase in the aging of the accounts receivable of one of the participating subsidiaries as a result of a system implementation at that subsidiary. The program sponsor waived this condition and the agreement was amended to temporarily revise the performance measurements until May 2000, at which time these performance measurements reverted to the original terms of the agreement. The company is in compliance with the provisions of this agreement at June 30, 2000. See Note 6 to the consolidated financial statements for additional information.

During 1998, the company generated $101.5 million in cash from operations, a $1.7 million increase from 1997 due to higher working capital requirements of $47.8 million related to increased sales offset by $50.2 million of higher noncash items, such as depreciation and amortization. Net cash used in investing activities was $813.1 million, a significant increase compared to 1997 due to the acquisition of Greenfield and other companies. Capital expenditures of $104.8 million, an increase of $31.0 million compared to 1997, were made to upgrade machinery and equipment, to acquire additional client-server information systems and to complete the construction of the new world headquarters in Latrobe, Pa. and a manufacturing facility in China. Additionally, the company repurchased subsidiary stock of $14.2 million in 1998.

Net cash flow from financing activities was $710.1 million in 1998. The increase of $713.4 million resulted from $424.1 million of increased borrowings under the Bank Credit Agreement that was used primarily to fund the acquisition of Greenfield and the $261.8 million of proceeds from the issuance of stock.

On July 2, 1997, an initial public offering (IPO) of 4.9 million shares of common stock of JLK was consummated at a price of $20.00 per share. The net proceeds from the offering were $90.4 million and represented approximately 20 percent of JLK's common stock. The net proceeds were used by JLK to repay $20.0 million of indebtedness related to a dividend to the company and $20.0 million related to intercompany obligations to the company incurred in 1997. The company used these proceeds to repay short-term debt. JLK used the remaining net proceeds of $50.4 million to make acquisitions in 1998. The company's ownership in JLK increased to approximately 83 percent due to treasury stock purchases made by JLK since the IPO.

On November 17, 1997, the company completed the acquisition of all the outstanding stock of Greenfield. The total purchase price for the acquisition of Greenfield was $1.0 billion, including $324.4 million in assumed Greenfield debt and convertible redeemable preferred securities and transaction costs. In connection with the acquisition of Greenfield, the company entered into a $1.4 billion Bank Credit Agreement and borrowed the appropriate funds to pay for the Greenfield acquisition, including the refinancing of certain indebtedness of Greenfield and the company. Additionally, on June 26, 1998, the company sold the Marine Products division of Greenfield, which operated as Rule Industries, Inc.
(Rule). The company acquired Rule as part of its acquisition of Greenfield and, for strategic reasons, chose to divest itself of this business. Annual sales of the Marine Products division were approximately $25 million. Proceeds received from the sale were used to reduce a portion of the company's long-term debt.

On March 20, 1998, the company sold 3.45 million shares of common stock resulting in net proceeds of $171.4 million. The proceeds were used to reduce a portion of the company's long-term debt.

On June 8, 1998, JLK initiated a stock repurchase program to repurchase, from time-to-time, up to a total of 20 percent, or approximately 1.0 million shares, of its outstanding Class A Common Stock. In 1999 and 1998, JLK repurchased 15,000 and 628,700 shares, respectively, of its Class A Common Stock at a total cost of $0.3 million and $14.2 million, respectively. The repurchases were made in the open market or in negotiated or other permissible transactions. These repurchases were financed principally by cash from operations and short-term borrowings. There were no repurchases in 2000.

Capital expenditures for 2001 are estimated to be $60 to $70 million and will be used primarily to support new products and to upgrade machinery and equipment.

FINANCIAL CONDITION

At June 30, 2000, the company's total assets were $1,982.9 million, a decline of three percent from June 30, 1999. Net working capital was $397.4 million, an increase of six percent from $373.6 million for the previous year due primarily to the repayment of short-term debt. The ratio of current assets to current liabilities was 2.1 in 2000, compared with 2.0 in 1999. Accounts receivable remained flat at $231.9 million, while inventories declined $23.6 million to $410.9 million at June 30, 2000. Inventory turnover was 2.7 in 2000 and 2.6 in 1999. The reduction in inventory is due to management's efforts to reduce overall inventory levels to generate cash flow.

Total debt (including capital lease obligations) decreased 19 percent to $699.2 million in 2000, as a result of strong FOCF generated in 2000. The ratio of total debt-to-total capital was 45.6 percent in 2000, compared with 51.9 percent in 1999. Cash from operations and the company's debt capacity are expected to continue to be sufficient to fund capital expenditures, debt service obligations, dividend payments and operating requirements. In the future, the company may consider refinancing a portion of its variable-rate long-term debt to further reduce the exposure to fluctuating interest rates.

One of the features of the new management incentive program is the focus on the more efficient use of working capital to generate sales. Management believes the ratio of primary working capital as a percentage of sales (PWC%) is appropriate for measuring the company's efficiency in utilizing working capital to generate sales. The company's PWC% was 29.4 percent and 34.9 percent at June 30, 2000 and 1999, respectively. The improvement in PWC% is due to lower primary working capital, partially offset by lower sales levels.

Primary working capital (PWC) is defined as inventory plus accounts receivable, less accounts payable. PWC% is calculated by averaging beginning of the year and quarter-end balances for PWC, divided by sales for the most recent 12-month period. While PWC% is not a GAAP alternative measure of asset utilization efficiency and may not be comparable to other similarly titled measures of other companies, the company's management believes PWC% is a meaningful measure of the company's efficiency in utilizing working capital to generate sales.

STRATEGIC ALTERNATIVES

In the December 1999 quarter, the company engaged an investment bank to explore strategic alternatives regarding JLK, including a possible divestiture. At that time, management believed a divestiture might enhance growth prospects for both the company and JLK by allowing each company to focus on its core competencies. The company completed a thorough and disciplined process of evaluating strategic alternatives and on May 2, 2000, decided to terminate consideration of a possible divestiture at that time, although management continues to believe there may be better owners for JLK. The company incurred and expensed $0.8 million in costs associated with this evaluation in 2000.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS CONT.


On July 20, 2000, the company proposed to the JLK Board of Directors to acquire the outstanding shares of JLK it does not already own. As of September 1, 2000, no agreement to acquire these minority shares has been reached with JLK, and the company may or may not acquire these minority shares. In the event the company were to acquire this minority interest of approximately 4.3 million shares, it is not expected to have a material effect on the company's financial condition. The proposal is not conditioned on financing. The company reserved the right to amend or withdraw this proposal at any time at its sole discretion.

In July 2000, the company, JLK and the JLK directors (including one former director) were named as defendants in several putative class action lawsuits. The lawsuits seek an injunction, rescission, damages, costs and attorney fees in connection with the company's proposal to acquire the outstanding stock of JLK not owned by the company. The company believes the actions lack merit and will defend them vigorously. The amount of any ultimate exposure cannot be determined with certainty at this time. Management believes that any losses derived from the final outcome of these actions and proceedings will not be material in the aggregate to the company's financial condition.

ENVIRONMENTAL MATTERS

The company has been involved in various environmental cleanup and remediation activities at several of its manufacturing facilities. In addition, the company is currently named as a potentially responsible party (PRP) at several Superfund sites in the United States. In the December 1999 quarter, the company recorded a remediation reserve of $3.0 million with respect to its involvement in these matters, which is recorded as a component of operating expense. This represents management's best estimate of its undiscounted future obligation based on its evaluations and discussions with outside counsel and independent consultants, and the current facts and circumstances related to these matters. The company recorded this liability in the December quarter because certain events occurred, including sufficient progress made by the government and the PRPs in the identification of other PRPs and review of potential remediation solutions, that clarified the level of involvement in these matters by the company and its relationship to other PRPs. This led the company to conclude that it was probable that a liability had been incurred.

In addition to the amount currently reserved, the company may be subject to loss contingencies related to these matters estimated to be up to an additional $3.3 million. The company believes that such undiscounted unreserved losses are reasonably possible but are not currently considered to be probable of occurrence. The reserved and unreserved liabilities could change substantially in the near term due to factors such as the nature and extent of contamination, changes in remedial requirements, technological changes, discovery of new information, the financial strength of other PRPs and the identification of new PRPs.

The company maintains a Corporate Environmental, Health and Safety (EH&S) Department, as well as an EH&S Policy Committee, to ensure compliance with environmental regulations and to monitor and oversee remediation activities. In addition, the company has established an EH&S administrator at its domestic manufacturing facilities. The company's financial management team periodically meets with members of the Corporate EH&S Department and the Corporate Legal Department to review and evaluate the status of environmental projects and contingencies. On a quarterly basis, management establishes or adjusts financial provisions and reserves for environmental contingencies in accordance with SFAS No. 5, "Accounting for Contingencies."

MARKET RISK

The company is exposed to certain market risks arising from transactions that are entered into in the normal course of business. The company seeks to minimize these risks through its normal operating and financing activities and, when considered appropriate, through the use of derivative financial instruments. The company does not enter into derivative transactions for speculative purposes and therefore holds no derivative instruments for trading purposes. The company's objective in managing these exposures is to reduce both earnings and cash flow volatility to allow management to focus its attention on its core business operations. The company hedges its foreign currency and interest rate exposures in a manner that dampens the effect of changes in foreign currency and interest rates on consolidated net income. See Notes 2 and 15 to the consolidated financial statements for additional information.

A portion of the company's operations consists of investments in foreign subsidiaries. The company's exposure to market risk for changes in foreign currency exchange rates arises from intercompany loans utilized to finance foreign subsidiaries, trade receivables and payables, and firm commitments arising from international transactions. The company manages its foreign currency transaction risk to reduce the volatility of cash flows caused by currency fluctuations through internal natural offsets, to the fullest extent possible, and foreign exchange contracts. These contracts are designated as hedges of transactions, which will settle in future periods, that otherwise would expose the company to foreign currency risk.

In April 2000, the company implemented a foreign exchange hedging program to protect a portion of the company's currency exposure from unfavorable exchange rate movements. This exposure arises from anticipated cash collections from foreign subsidiaries on transactions between domestic and foreign subsidiaries during 2001. This program utilizes purchased options, range forwards and forward contracts. The cost of this program was $1.9 million, of which, $0.3 million was amortized to other expense, net based on the life of the contracts,until SFAS 133,"Accounting for Derivative Instruments and Hedging Activities," is adopted on July 1, 2000; thereafter, the contracts will be accounted for and reported under this new Statement. At June 30, 2000, the unamortized cost of the options of $1.6 million and unrealized gains on the forward contracts of $0.4 million are recorded in other current assets and approximate the fair value of the contracts then outstanding. The notional amounts of the contracts translated into U.S. dollars at June 30, 2000 rates is $121.7 million. At June 30, 2000, a hypothetical 10 percent strengthening of the U.S. dollar would result in an increase in pretax income of $7.8 million, while a 10 percent weakening of the U.S. dollar would result in a decrease in pretax income of $3.2 million related to these positions.

In February 2000, the company completed a short-term foreign exchange hedging program to protect a portion of the company's currency exposure from unfavorable exchange rate movements. The exposure arose from anticipated cash collections from foreign subsidiaries on sales between domestic and foreign subsidiaries through June 30, 2000. This program involved the purchase of a series of options that gave the company the right to sell foreign currency at specific rates contained in the contracts. The cost of this program, $0.6 million, was amortized to other expense, net over the life of the options.

In addition, the company may enter into forward contracts to hedge transaction exposures or significant cross-border intercompany loans by either purchasing or selling specified amounts of foreign currency at a specified date. At June 30, 2000, the company had several outstanding forward contracts to sell foreign currency. The notional amounts of these forward contracts translated into U.S. dollars at June 30, 2000 rates is $26.7 million. A hypothetical 10 percent change in the applicable 2000 year-end exchange rates would result in an increase or decrease in pretax income of $0.8 million related to these positions.

The company's exposure to market risk for changes in interest rates relates primarily to the company's long-term debt obligations. The company seeks to manage its interest rate risk in order to balance its exposure between fixed and floating rates while attempting to minimize its borrowing costs. To achieve these objectives, the company primarily uses interest rate swap agreements to manage net exposure to interest rate changes related to its borrowings. At June 30, 2000, the company had interest rate swap agreements outstanding that effectively convert a notional amount of $300.0 million of debt from floating to fixed interest rates. These agreements mature at various times between June 2001 and June 2003.

At June 30, 2000 and 1999, the company had $699.2 million and $861.3 million of debt outstanding at effective interest rates of 7.11 percent and 6.11 percent, respectively, after the impact of interest rate swaps is taken into account. A hypothetical change of 10 percent in the company's effective interest rate from year-end 2000 levels would increase or decrease interest expense by approximately $3.0 million.

The company is exposed to counterparty credit risk for non-performance and, in the unlikely event of nonperformance, to market risk for changes in interest and currency rates. The company manages exposure to counterparty credit risk through credit standards, diversification of counterparties and procedures to monitor concentrations of credit risk. The company does not anticipate nonperformance by any of the counterparties.

The company's investment in Toshiba Tungaloy is classified as an available-for-sale security and, therefore, is carried at its quoted market value, adjusted for changes in currency exchange rates. At June 30, 2000, the carrying and fair value of this investment was $27.6 million. A 10 percent change in the quoted market value of TT common stock at June 30, 2000 would result in a $2.8 million increase or decrease in fair value.

YEAR 2000

Management believes that the company substantially mitigated its exposure relative to year 2000 issues for both information and non-information technology systems. The company's non-compliant systems were either replaced or modified to become year 2000 compliant prior to December 31, 1999. The transition into the year 2000 resulted in no significant impact to the financial position or operations of the company. To date, the company's suppliers continue to provide the company with sufficient goods and services in the year 2000.

Expenditures incurred in 2000 and 1999 approximate $3.5 million and $13.5 million, respectively. Cash flows from operations provided funding for these expenditures. The company does not anticipate incurring additional expenditures related to year 2000 issues.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS CONT.

EFFECTS OF INFLATION

Despite modest inflation in recent years, rising costs continue to affect the company's operations throughout the world. The company strives to minimize the effects of inflation through cost containment, productivity improvements and price increases under highly competitive conditions.

NEW ACCOUNTING STANDARDS

In June 1998, SFAS No. 133 was issued, which establishes accounting and reporting standards requiring all derivative instruments (including certain derivative instruments imbedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at their fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 was adopted on July 1, 2000 resulting in the recording of current assets of $1.6 million, long-term assets of $1.4 million, current liabilities of $1.3 million, long-term liabilities of $0.7 million, a decrease in other comprehensive loss of $1.6 million, net of tax, and a loss from the cumulative effect from the change in accounting principle of $0.6 million, net of tax. Forward contracts hedging significant cross-border intercompany loans are considered other derivatives and therefore, not eligible for hedge accounting. The remainder of the derivative contracts are accounted for as cash flow hedges. The company expects to recognize net current assets of $0.5 million into earnings in the next 12 months.

In December 1999, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin No. 101, "Revenue Recognition" (SAB No. 101), to provide guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 101 explains the SEC staff's general framework for revenue recognition, however, it does not change existing accounting pronouncements on revenue recognition, but rather clarifies the SEC's position on preexisting rules. SAB No. 101 did not require the company to change existing revenue recognition policies and, therefore, had no impact on the company's financial condition at June 30, 2000.

FORWARD-LOOKING STATEMENTS

This annual report contains "forward-looking statements" as defined by Section 21E of the Securities Exchange Act of 1934. Actual results may differ materially from those expressed or implied in the forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the extent that the economic conditions in the United States and Europe, and to a lesser extent,Asia Pacific are not sustained, risks associated with integrating businesses, demands on management resources, risks associated with international markets such as currency exchange rates, competition, and risks associated with the implementation of restructuring actions and environmental remediation. The company undertakes no obligation to publicly release any revisions to forward-looking statements to reflect events or circumstances occurring after the date hereof.

                       CONSOLIDATED STATEMENTS OF INCOME

Year ended June 30                                                            2000             1999             1998
====================================================================================================================
(in thousands, except per share data)
OPERATIONS
Net sales                                                               $1,853,663       $1,902,916       $1,678,388
Cost of goods sold                                                       1,147,287        1,198,651          994,481
--------------------------------------------------------------------------------------------------------------------
Gross profit                                                               706,376          704,265          683,907
Research and development expense                                            19,246           18,797           20,397
Selling, marketing and distribution expense                                364,971          394,204          339,772
General and administrative expense                                         118,184          104,043          112,519
Restructuring and asset impairment charges                                  18,526           13,937               --
Amortization of intangibles                                                 26,452           25,788           15,648
--------------------------------------------------------------------------------------------------------------------
Operating income                                                           158,997          147,496          195,571
Interest expense                                                            55,079           68,594           59,536
Other expense, net                                                           3,507              492            5,459
--------------------------------------------------------------------------------------------------------------------
Income before provision for income taxes and minority interest             100,411           78,410          130,576
Provision for income taxes                                                  43,700           32,900           53,900
Minority interest                                                            4,734            6,394            5,479
--------------------------------------------------------------------------------------------------------------------
Income before extraordinary loss                                            51,977           39,116           71,197
Extraordinary loss on early extinguishment of debt,
  net of tax of $178                                                          (267)              --               --
--------------------------------------------------------------------------------------------------------------------
Net income                                                              $   51,710       $   39,116       $   71,197
====================================================================================================================

PER SHARE DATA
Basic earnings per share before extraordinary loss                      $     1.72       $     1.31       $     2.61
Extraordinary loss per share                                                 (0.01)              --               --
--------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                                $     1.71       $     1.31       $     2.61
====================================================================================================================
Diluted earnings per share before extraordinary loss                    $     1.71       $     1.31       $     2.58
Extraordinary loss per share                                                 (0.01)              --               --
--------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                              $     1.70       $     1.31       $     2.58
====================================================================================================================
Dividends per share                                                     $     0.68       $     0.68       $     0.68
====================================================================================================================
Basic weighted average shares outstanding                                   30,263           29,917           27,263
====================================================================================================================
Diluted weighted average shares outstanding                                 30,364           29,960           27,567
====================================================================================================================

The accompanying notes are an integral part of these statements.

                          CONSOLIDATED BALANCE SHEETS

As of June 30                                                                                  2000                 1999
========================================================================================================================
(in thousands)
ASSETS
Current assets:
  Cash and equivalents                                                                   $   22,323           $   17,408
  Marketable equity securities available-for-sale                                            27,614               13,436
  Accounts receivable, less allowance for doubtful accounts of $12,214 and $15,269          231,917              231,287
  Inventories                                                                               410,885              434,462
  Deferred income taxes                                                                      52,754               44,182
  Other current assets                                                                       13,065                9,673
------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                        758,558              750,448
------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment:
  Land and buildings                                                                        230,448              235,375
  Machinery and equipment                                                                   720,556              756,917
  Less accumulated depreciation                                                            (452,220)            (452,492)
------------------------------------------------------------------------------------------------------------------------
Net property, plant and equipment                                                           498,784              539,800
------------------------------------------------------------------------------------------------------------------------
Other assets:
  Investments in affiliated companies                                                         2,571                  844
  Intangible assets, less accumulated amortization of $88,458 and $64,096                   661,172              685,695
  Deferred income taxes                                                                      23,228               33,996
  Other                                                                                      38,629               32,865
------------------------------------------------------------------------------------------------------------------------
Total other assets                                                                          725,600              753,400
------------------------------------------------------------------------------------------------------------------------
Total assets                                                                             $1,982,942           $2,043,648
========================================================================================================================

LIABILITIES
Current liabilities:
  Current maturities of long-term debt and capital leases                                $    3,855           $  117,217
  Notes payable to banks                                                                     57,701               26,222
  Accounts payable                                                                          118,908               89,339
  Accrued income taxes                                                                       30,226                9,487
  Accrued vacation pay                                                                       28,217               27,323
  Accrued payroll                                                                            20,605               19,730
  Other current liabilities                                                                 101,643               87,548
------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                   361,155              376,866
------------------------------------------------------------------------------------------------------------------------
Long-term debt and capital leases, less current maturities                                  637,686              717,852
Deferred income taxes                                                                        54,955               53,108
Other liabilities                                                                            93,786               97,186
------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                         1,147,582            1,245,012
------------------------------------------------------------------------------------------------------------------------
Minority interest in consolidated subsidiaries                                               55,106               53,505
------------------------------------------------------------------------------------------------------------------------

SHAREOWNERS' EQUITY
Preferred stock, no par value; 5,000 shares authorized; none issued                              --                   --
Common stock, $1.25 par value; 70,000 shares authorized;
  33,200 and 32,903 shares issued                                                            41,500               41,128
Additional paid-in capital                                                                  335,314              325,382
Retained earnings                                                                           508,733              477,593
Treasury stock, at cost; 2,677 and 2,836 shares held                                        (55,236)             (57,199)
Unearned compensation                                                                        (2,814)              (3,330)
Accumulated other comprehensive loss                                                        (47,243)             (38,443)
------------------------------------------------------------------------------------------------------------------------
Total shareowners' equity                                                                   780,254              745,131
------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareowners' equity                                                $1,982,942           $2,043,648
========================================================================================================================

The accompanying notes are an integral part of these statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended June 30                                                          2000            1999            1998
================================================================================================================
(in thousands)
OPERATING ACTIVITIES
Net income                                                             $  51,710       $  39,116       $  71,197
Adjustments for noncash items:
  Depreciation                                                            75,194          70,203          51,663
  Amortization                                                            26,452          25,788          15,648
  Restructuring and asset impairment charges                               6,378          17,119              --
  Loss on early extinguishment of debt, net of tax                           267              --              --
  Other                                                                   11,472           6,583          29,705
Changes in certain assets and liabilities, net of effects of acquisitions and divestitures:
  Accounts receivable                                                    (17,257)         25,973         (17,006)
  Proceeds from accounts receivable securitization                         6,500          82,000              --
  Inventories                                                             14,331          (3,867)        (37,231)
  Accounts payable and accrued liabilities                                44,968         (32,701)         (8,791)
  Other                                                                    1,192          (3,662)         (3,661)
----------------------------------------------------------------------------------------------------------------
Net cash flow from operating activities                                  221,207         226,552         101,524
----------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchases of property, plant and equipment                               (50,663)        (94,993)       (104,774)
Disposals of property, plant and equipment                                 8,109           9,555           5,132
Purchase of marketable equity securities                                      --         (12,162)             --
Acquisitions, net of cash                                                     --          (5,164)       (755,338)
Divestitures, net of cash                                                     --           1,617          62,052
Purchase of subsidiary stock                                                  --            (332)        (14,197)
Other                                                                       (531)           (503)         (5,992)
----------------------------------------------------------------------------------------------------------------
Net cash flow used for investing activities                              (43,085)       (101,982)       (813,117)
----------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Net decrease in notes payable                                            (18,491)        (23,328)         (1,968)
Net increase (decrease) in revolver and other lines of credit            (15,100)         61,800         237,794
Term debt borrowings                                                         378          25,285         269,487
Term debt repayments                                                    (129,810)       (170,040)        (43,905)
Net proceeds from issuance and sale of common stock                           --              --         171,439
Net proceeds from issuance and sale of subsidiary stock                       --              --          90,430
Dividend reinvestment and employee benefit and stock plans                11,276           3,299          10,764
Cash dividends paid to shareowners                                       (20,570)        (20,328)        (18,475)
Other                                                                     (1,018)         (1,045)         (5,511)
----------------------------------------------------------------------------------------------------------------
Net cash flow from (used for) financing activities                      (173,335)       (124,357)        710,055
----------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                      128          (1,171)         (1,965)
----------------------------------------------------------------------------------------------------------------

CASH AND EQUIVALENTS
Net increase (decrease) in cash and equivalents                            4,915            (958)         (3,503)
Cash and equivalents, beginning of year                                   17,408          18,366          21,869
----------------------------------------------------------------------------------------------------------------
Cash and equivalents, end of year                                      $  22,323       $  17,408       $  18,366
================================================================================================================

SUPPLEMENTAL DISCLOSURES
Interest paid                                                          $  55,000       $  67,065       $  61,692
Income taxes paid                                                         17,092          21,738          47,052
================================================================================================================

The accompanying notes are an integral part of these statements.

                 CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY

Year ended June 30                                                          2000           1999           1998
==============================================================================================================
(in thousands)
COMMON STOCK
Balance at beginning of year                                            $ 41,128       $ 41,025       $ 36,712
Issuance of common stock under employee benefit and stock plans              372            103             --
Issuance of common stock                                                      --             --          4,313
--------------------------------------------------------------------------------------------------------------
Balance at end of year                                                    41,500         41,128         41,025
--------------------------------------------------------------------------------------------------------------

ADDITIONAL PAID-IN CAPITAL
Balance at beginning of year                                             325,382        320,645         91,049
Dividend reinvestment                                                      1,250            340            819
Issuance of common stock under employee benefit and stock plans            8,682          4,397          6,676
Issuance of common stock                                                      --             --        167,126
Issuance of subsidiary stock                                                  --             --         54,975
--------------------------------------------------------------------------------------------------------------
Balance at end of year                                                   335,314        325,382        320,645
--------------------------------------------------------------------------------------------------------------

RETAINED EARNINGS
Balance at beginning of year                                             477,593        458,805        406,083
Net income                                                                51,710         39,116         71,197
Cash dividends                                                           (20,570)       (20,328)       (18,475)
--------------------------------------------------------------------------------------------------------------
Balance at end of year                                                   508,733        477,593        458,805
--------------------------------------------------------------------------------------------------------------

TREASURY STOCK
Balance at beginning of year                                             (57,199)       (59,131)       (62,400)
Dividend reinvestment                                                      1,236            392            292
Issuance of common stock under employee benefit and stock plans              727          1,540          2,977
--------------------------------------------------------------------------------------------------------------
Balance at end of year                                                   (55,236)       (57,199)       (59,131)
--------------------------------------------------------------------------------------------------------------

UNEARNED COMPENSATION
Balance at beginning of year                                              (3,330)            --             --
Issuance of common stock under employee benefit and stock plans           (1,094)        (3,473)            --
Amortization of unearned compensation                                      1,610            143             --
--------------------------------------------------------------------------------------------------------------
Balance at end of year                                                    (2,814)        (3,330)            --
--------------------------------------------------------------------------------------------------------------

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at beginning of year                                             (38,443)       (25,884)       (11,836)
Unrealized gain on marketable equity securities
  available-for-sale, net of tax                                           7,503          1,160             --
Minimum pension liability adjustment, net of tax                             415         (1,265)            --
Foreign currency translation adjustments                                 (16,718)       (12,454)       (14,048)
--------------------------------------------------------------------------------------------------------------
Other comprehensive loss                                                  (8,800)       (12,559)       (14,048)
--------------------------------------------------------------------------------------------------------------
Balance at end of year                                                   (47,243)       (38,443)       (25,884)
--------------------------------------------------------------------------------------------------------------
Total shareowners' equity, June 30                                      $780,254       $745,131       $735,460
==============================================================================================================

COMPREHENSIVE INCOME
Net income                                                              $ 51,710       $ 39,116       $ 71,197
Other comprehensive loss                                                  (8,800)       (12,559)       (14,048)
--------------------------------------------------------------------------------------------------------------
Comprehensive income                                                    $ 42,910       $ 26,557       $ 57,149
==============================================================================================================

The accompanying notes are an integral part of these statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1
NATURE OF OPERATIONS

Kennametal Inc. (the company or Kennametal) is a global leader engaged in the manufacture, purchase and distribution of a broad range of tools, tooling systems, and solutions to the metalworking, mining, oil and energy industries, and wear-resistant parts for a wide range of industries. Unless otherwise specified, any reference to a "year" is to a fiscal year ended June 30.

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

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

ACCOUNTS RECEIVABLE

Accounts receivable included $2.4 million and $5.3 million of receivables from affiliates at June 30, 2000 and 1999, respectively.

INVENTORIES

Inventories are carried at the lower of cost or market. The company uses the last-in, first-out (LIFO) method for determining the cost of a significant portion of its U.S. inventories. The cost of the remainder of inventories is determined under the first-in, first-out (FIFO) or average cost methods.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost. Major improvements are capitalized, while maintenance and repairs are expensed as incurred. Retirements and disposals are removed from cost and accumulated depreciation accounts, with the gain or loss reflected in income. Interest is capitalized during the construction of major facilities. Capitalized interest is included in the cost of the constructed asset and is amortized over its estimated useful life.

Depreciation for financial reporting purposes is computed using the straight-line method over the estimated useful lives of the assets ranging from three to 40 years. Leased property and equipment under capital leases are amortized using the straight-line method over the terms of the related leases.

INTANGIBLE ASSETS

Intangible assets, which include the excess of cost over net assets of acquired companies, are amortized using the straight-line method over periods ranging from two to 40 years. The company assesses the recoverability of goodwill by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired entities. The carrying value of goodwill would be adjusted to the present value of the future operating cash flows if the asset cannot be recovered over its remaining life. The net book value of goodwill amounted to $647.9 million and $671.4 million at June 30, 2000 and 1999, respectively.

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

For purposes of determining the number of dilutive shares outstanding, weighted average shares outstanding for basic earnings per share calculations were increased for the dilutive effect of unexercised stock options by 100,653; 43,453; and 303,539 shares in 2000, 1999 and 1998, respectively.

ISSUANCE OF SUBSIDIARY STOCK

The company accounts for sales of subsidiary stock as capital transactions in the consolidated financial statements.

REVENUE RECOGNITION

The company recognizes revenue from product sales upon shipment to the customer.

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

DERIVATIVE FINANCIAL INSTRUMENTS

From time to time, the company uses derivative financial instruments to hedge a portion of the exposures to fluctuations in foreign currency exchange rates and interest rates. The company accounts for derivative instruments as a hedge of the related asset, liability, firm commitment or anticipated transaction when designated as a hedge of such items. The company does not enter into derivative transactions for speculative purposes and therefore holds no derivative instruments for trading purposes. Premiums paid on option contracts are amortized over the lives of the contracts. Unrealized gains and losses from option and range forward contracts that hedge foreign currency exposures of anticipated transactions are deferred and recognized in the same period as the hedged transaction. Unrealized gains and losses on forward contracts used to hedge foreign currency exposures of underlying receivables and payables and anticipated transactions are not deferred and are recognized in other expense, net. Changes in the amount to be received or paid under interest rate swap agreements used to manage net exposure to interest rate changes related to borrowings are recognized in interest expense.

NEW ACCOUNTING STANDARDS

In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued, which establishes accounting and reporting standards requiring all derivative instruments (including certain derivative instruments imbedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at their fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 was adopted on July 1, 2000 resulting in the recording of current assets of $1.6 million, long-term assets of $1.4 million, current liabilities of $1.3 million, long-term liabilities of $0.7 million, a decrease in other comprehensive loss of $1.6 million, net of tax, and a loss from the cumulative effect from the change in accounting principle of $0.6 million, net of tax. Forward contracts hedging significant cross-border intercompany loans are considered other derivatives and therefore, not eligible for hedge accounting. The remainder of the derivative contracts are accounted for as cash flow hedges. The company expects to recognize net current assets of $0.5 million into earnings in the next 12 months.

In December 1999, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin No. 101, "Revenue Recognition" (SAB No. 101), to provide guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 101 explains the SEC staff's general framework for revenue recognition, however, it does not change existing accounting pronouncements on revenue recognition, but rather clarifies the SEC's position on pre-existing rules. SAB No. 101 did not require the company to change existing revenue recognition policies and, therefore, had no impact on the company's financial condition at June 30, 2000.

RECLASSIFICATIONS

Certain amounts in the prior years' consolidated financial statements have been reclassified to conform with the current-year presentation.

NOTE 3
ACQUISITIONS AND DIVESTITURES

In the December 1999 quarter, the company engaged an investment bank to explore strategic alternatives regarding its 83 percent-owned subsidiary, JLK Direct Distribution Inc. (JLK), including a possible divestiture. At that time, management believed a divestiture might enhance growth prospects for both the company and JLK by allowing each company to focus on its core competencies. The company completed a thorough and disciplined process of evaluating strategic alternatives and on May 2, 2000, decided to terminate consideration of a possible divestiture at that time,

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONT.

although management continues to believe there may be better owners for JLK. The company incurred and expensed $0.8 million in costs associated with this evaluation in 2000.

On July 20, 2000, the company proposed to the JLK Board of Directors to acquire the outstanding shares of JLK it does not already own. As of September 1, 2000, no agreement to acquire these minority shares has been reached with JLK, and the company may or may not acquire these minority shares. In the event the company were to acquire this minority interest of approximately 4.3 million shares, it is not expected to have a material effect on the company's financial condition. The proposal is not conditioned on financing. The company reserved the right to amend or withdraw this proposal at any time at its sole discretion.

In July 2000, the company, JLK and the JLK directors (including one former director) were named as defendants in several putative class action lawsuits. The lawsuits seek an injunction, rescission, damages, costs and attorney fees in connection with the company's proposal to acquire the outstanding stock of JLK not owned by the company. The company believes the actions lack merit and will defend them vigorously. The amount of any ultimate exposure cannot be determined with certainty at this time. Management believes that any losses derived from the final outcome of these actions and proceedings will not be material in the aggregate to the company's financial condition.

On November 17, 1997, the company completed the acquisition of Greenfield Industries, Inc. (Greenfield) for $1.0 billion, including $324.4 million in assumed Greenfield debt and convertible redeemable preferred securities and transaction costs.

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

Additionally, the company also made several other acquisitions in 1999 and 1998, primarily through JLK, to expand its product offering and distribution channels. These acquisitions were accounted for using the purchase method of accounting and their results have been included in the company's results from the respective dates of acquisition. Except for Greenfield, the pro forma effects, individually and collectively, of the acquisitions in the company's consolidated financial statements did not materially impact the reported results.

The allocation of the purchase price to assets acquired and liabilities assumed of Greenfield is as follows:

(in thousands)
=================================================
Working capital, other than cash        $ 171,710
Property, plant and equipment             167,798
Other assets                                9,246
Other liabilities                         (28,510)
Long-term debt                           (318,146)
Goodwill                                  654,117
-------------------------------------------------
Net purchase price                      $ 656,215
=================================================

Pro forma results of operations for the acquisition of Greenfield, but excluding the effects of all other acquisitions, are based on the historical financial statements of the company and Greenfield adjusted to give effect to the acquisition of Greenfield. The pro forma results of operations assume that the acquisition of Greenfield occurred as of the first day of 1998 (July 1, 1997):

(in thousands, except per share data)
===============================================
Net sales                            $1,913,190
Net income                               63,623
Basic earnings per share                   2.33
Diluted earnings per share                 2.31
-----------------------------------------------

The pro forma financial information does not purport to present what the company's results of operations would actually have been if the acquisition of Greenfield had occurred on the assumed date, as specified above, or to project the company's financial condition or results of operations for any future period.

On June 26, 1998, the company sold the Marine Products division of Greenfield, which operated as Rule Industries, Inc. (Rule). The company acquired Rule as part of its acquisition of Greenfield and, for strategic reasons, chose to divest itself of this business. Annual sales of the Marine Products division were approximately $25 million. Proceeds received from the sale were used to reduce a portion of the company's long-term debt. No gain on sale was recorded as the difference between the cash proceeds and the net book value of Rule's assets was recorded as a reduction of previously recorded goodwill associated with the acquisition of Greenfield.

NOTE 4
STOCK ISSUANCES

On March 20, 1998, the Company sold 3.45 million shares of common stock resulting in net proceeds of $171.4 million. The proceeds were used to reduce a portion of the company's long-term debt.

On July 2, 1997, an initial public offering (IPO) of 4.9 million shares of common stock of JLK was consummated at a price of $20.00 per share. JLK operates the industrial supply operations consisting of the company's wholly owned J&L Industrial Supply (J&L) subsidiary and its Full Service Supply programs. The net proceeds from the offering were $90.4 million and represented the sale of approximately 20 percent of JLK's common stock. The net proceeds were used by JLK to repay $20.0 million of indebtedness related to a dividend to the company and $20.0 million related to intercompany obligations to the company incurred in 1997. The company used these proceeds to repay short-term debt. JLK used the remaining net proceeds of $50.4 million to make acquisitions in 1998. The company's ownership in JLK increased to approximately 83 percent due to treasury stock purchases made by JLK since the IPO.

NOTE 5
MARKETABLE EQUITY SECURITIES AVAILABLE-FOR-SALE

On January 18, 1999, the company entered into a business cooperation agreement with Toshiba Tungaloy Co., Ltd. (TT), a leading Japanese manufacturer of consumable metalcutting products, to enhance the global business prospects for metalcutting tools of both companies. The agreement includes various joint activities in areas such as product research and development, private labeling, cross-licensing, and sales and marketing. As part of the agreement, the company purchased approximately 4.9 percent of the outstanding shares of TT in a private transaction from TT's largest shareholder, Toshiba Corporation, for approximately $15.9 million, including the costs of the transaction. In order to enter into this agreement, the company purchased the shares at a predetermined price. In accordance with accounting rules, the company realized a one-time charge of approximately $3.8 million due to the difference between the cost ($15.9 million) and the fair market value of the securities on the date the securities were purchased ($12.1 million). Due to the provisions of this agreement, the company was not able to record this difference as an asset. This charge has been recorded as a component of selling, marketing and distribution expense. The gross unrealized gain on this investment is $14.2 million and $1.9 million at June 30, 2000 and 1999, respectively.

NOTE 6
ACCOUNTS RECEIVABLE SECURITIZATION PROGRAM

On June 18, 1999, the company entered into an agreement with a financial institution whereby the company securitizes, on a continuous basis, an undivided interest in a specific pool of the company's domestic trade accounts receivable. Pursuant to this agreement, the company and several of its domestic subsidiaries, sell their domestic accounts receivable to Kennametal Receivables Corporation, a wholly-owned, bankruptcy-remote subsidiary (KRC). KRC was formed to purchase these accounts receivable and sell participating interests in such accounts receivable to the financial institution which, in turn, purchases and receives ownership and security interests in those assets. As collections reduce the amount of accounts receivable included in the pool, the company and the participating domestic subsidiaries sell new accounts receivable to KRC which, in turn, securitizes these new accounts receivable with the financial institution.

The company is permitted to securitize up to $100.0 million of accounts receivable under this agreement. The financial institution charges the company fees based on the level of accounts receivable securitized under this agreement and the commercial paper market rates plus the financial institution's cost to administer the program. The costs incurred by the company under this program, $5.2 million and $0.2 million in 2000 and 1999, respectively, are accounted for as a component of other expense, net. At June 30,2000 and 1999, the company securitized accounts receivable of $88.5 million and $82.0 million, respectively, under this program. In 1999, the proceeds from the securitization were used to permanently reduce a portion of the company's long-term debt (see
Note 9).

On December 16, 1999, the company determined that certain performance measurements in the accounts receivable securitization program agreement were not met due to an increase in the aging of the accounts receivable of one of the participating subsidiaries as a result of a system implementation at that subsidiary. The program sponsor waived this condition and the agreement was amended to temporarily revise the performance measurements until May 2000, at which time these performance measurements reverted to the original terms of the agreement. The company is in compliance with the provisions of this agreement at June 30, 2000.

NOTE 7
INVENTORIES

Inventories consisted of the following:

(in thousands)                                2000              1999
====================================================================
Finished goods                            $306,334          $318,736
Work in process and powder blends           96,101           117,987
Raw materials and supplies                  35,707            32,619
--------------------------------------------------------------------
Inventories at current cost                438,142           469,342
Less LIFO valuation                        (27,257)          (34,880)
--------------------------------------------------------------------
Total inventories                         $410,885          $434,462
====================================================================

The company used the LIFO method of valuing its inventories for approximately 45 and 49 percent of total inventories at June 30, 2000 and 1999, respectively. The company uses the LIFO method in order to more closely match current costs with current revenues, thereby reducing the effects of inflation on earnings.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONT.

In 1999, the company recognized a $6.9 million charge which represents a write-down of certain product lines that are being discontinued as part of a program to streamline and optimize the company's global metalworking product offering (see Note 14).

NOTE 8
OTHER CURRENT LIABILITIES

Other current liabilities consisted of the following:

(in thousands)                             2000           1999
==============================================================
Accrued benefits                       $ 17,607        $12,881
Deferred income taxes                     9,843          1,802
Accrued employee programs                 8,180         10,041
Payroll, state and local taxes            8,255          7,552
Accrued interest expense                  5,123          6,422
Other accrued expenses                   52,635         48,850
--------------------------------------------------------------
Total other current liabilities        $101,643        $87,548
==============================================================

NOTE 9
LONG-TERM DEBT AND CAPITAL LEASES

Long-term debt and capital lease obligations consisted of the following:

(in thousands)                                  2000              1999
======================================================================
Bank Credit Agreement:
  Revolving credit loans, 7.030%
     to 7.530% in 2000 and 6.125%
     to 6.476% in 1999, due in 2003         $606,000         $ 671,100
  Term loan, 6.179% in 1999,
     repaid in full in 2000                       --           109,250
Borrowings outside the U.S.,
  varying from 1.00% to 14.50% in
  2000 and 1.62% to 9.20% in 1999,
  due in installments through 2013            18,798            33,131
Lease of office facilities with
  terms expiring through 2008 at
  4.45% to 4.73%                               7,815             9,654
Other                                          8,928            11,934
----------------------------------------------------------------------
Total debt and capital leases                641,541           835,069
----------------------------------------------------------------------
Less current maturities:
  Long-term debt                              (2,918)         (116,036)
  Capital leases                                (937)           (1,181)
----------------------------------------------------------------------
Total current maturities                      (3,855)         (117,217)
----------------------------------------------------------------------
Long-term debt and capital leases           $637,686         $ 717,852
======================================================================

In 1998, the company entered into a $1.4 billion Bank Credit Agreement (Agreement). Subject to certain conditions, the Agreement permitted term loans of up to $500.0 million and revolving credit loans of up to $900.0 million for working capital, capital expenditures and general corporate purposes.

At June 30, 2000, interest payable under revolving credit loans is based on LIBOR plus 0.75%. The Agreement also includes a commitment fee on the revolving credit loans of 0.20% of the unused balance.

The Agreement also contains various restrictive and affirmative covenants requiring the maintenance of certain financial ratios. The term loan was subject to mandatory amortization, and was repaid in November 1999. This resulted in an acceleration of the write-off of deferred financing fees of $0.4 million, which was recorded as an extraordinary loss of $0.3 million, net of tax. The revolving credit loans mature on August 31, 2002.

In 1999, the term loan was permanently reduced with the net proceeds received from the accounts receivable securitization program (see Note 6). In 1998, the term loan was permanently reduced with the net proceeds received in connection with the issuance of company stock and from the sale of certain assets (see Notes 3 and 4).

Future principal maturities of long-term debt are $2.9 million, $16.3 million, $606.3 million, $0.2 million and $0.2 million, respectively, in 2001 through 2005.

Future minimum lease payments under capital leases for the next five years and in total are as follows:

(in thousands)
========================================================
Year ending June 30:
  2001                                           $ 1,277
  2002                                             1,116
  2003                                             1,051
  2004                                               957
  2005                                               957
  After 2005                                       3,918
--------------------------------------------------------
Total future minimum lease payments                9,276
Less amount representing interest                 (1,461)
--------------------------------------------------------
Present value of minimum lease payments          $ 7,815
========================================================

Future minimum lease payments under operating leases for the next five years and thereafter are as follows:

(in thousands)
========================================================
Year ending June 30:
  2001                                           $14,727
  2002                                            10,911
  2003                                             7,911
  2004                                             5,701
  2005                                             4,160
  After 2005                                      15,572
--------------------------------------------------------

NOTE 10
NOTES PAYABLE AND LINES OF CREDIT

Notes payable to banks of $57.7 million and $26.2 million at June 30, 2000 and 1999, respectively, represent short-term borrowings under U.S. and international credit lines with commercial banks. These credit lines, translated into U.S. dollars at June 30, 2000 rates, totaled $188.5 million at June 30, 2000, of which $130.8 million was unused. The weighted average interest rate for short-term borrowings was 7.3 percent and 6.1 percent at June 30, 2000 and 1999, respectively.

NOTE 11
INCOME TAXES

Income before income taxes and the provision for income taxes consisted of the following:

(in thousands)                        2000             1999              1998
=============================================================================
Income before provision
  for income taxes:
  United States                   $ 59,679          $36,858          $ 93,775
  International                     40,732           41,552            36,801
-----------------------------------------------------------------------------
Total income before
  provision for
  income taxes                    $100,411          $78,410          $130,576
=============================================================================
Current income taxes:
  Federal                         $ 16,053          $18,300          $ 17,200
  State                              1,729            3,300             5,700
  International                     19,861           11,900            10,100
-----------------------------------------------------------------------------
  Total                             37,643           33,500            33,000
Deferred income taxes                6,057             (600)           20,900
-----------------------------------------------------------------------------
Provision for income taxes        $ 43,700          $32,900          $ 53,900
=============================================================================
Effective tax rate                    43.5%            42.0%             41.3%
=============================================================================

The reconciliation of income taxes computed using the statutory U.S. income tax rate and the provision for income taxes was as follows:

(in thousands)                        2000             1999             1998
============================================================================
Income taxes at
  U.S. statutory rate              $35,144          $27,444          $45,702
State income taxes,
  net of federal tax benefits          528            2,397            3,684
Nondeductible goodwill               5,605            5,630            3,944
Combined tax effects of
  international income                (123)             203            2,944
International losses with
  no related tax benefits            2,527            1,915            1,562
Tax benefits from costs to
  repay senior debt                     --           (3,607)              --
Other                                   19           (1,082)          (3,936)
----------------------------------------------------------------------------
Provision for income taxes         $43,700          $32,900          $53,900
============================================================================

Deferred tax assets and liabilities consisted of the following:

(in thousands)                                2000             1999
===================================================================
Deferred tax assets (liabilities):
  Other postretirement benefits           $ 20,658         $ 19,817
  Inventory valuation and reserves          19,956           18,515
  Accrued employee benefits                 14,323           12,945
  Net operating loss carryforwards          10,694           10,176
  Other accruals                             8,865           14,111
  Marketable equity securities              (4,500)            (742)
  Pension benefits                          (9,709)          (6,898)
  Accumulated depreciation                 (44,995)         (39,799)
-------------------------------------------------------------------
Total                                       15,292           28,125
  Less valuation allowance                  (4,108)          (4,857)
-------------------------------------------------------------------
Net deferred tax assets                   $ 11,184         $ 23,268
===================================================================

Deferred income taxes have not been provided on cumulative undistributed earnings of international subsidiaries and affiliates. At June 30, 2000, unremitted earnings of non-U.S. subsidiaries were determined to be permanently reinvested. It is not practical to estimate the income tax benefit that might be incurred if earnings were remitted to the United States.

Included in deferred tax assets at June 30, 2000, are unrealized tax benefits totaling $10.7 million related to net operating loss carryforwards. The realization of these tax benefits is contingent on future taxable income in certain international operations. Of this amount, $6.3 million relates to net operating loss carryforwards in the United Kingdom and Germany, which can be carried forward indefinitely. The remaining unrealized tax benefits relate to net operating loss carryforwards in certain other international operations. The company established a valuation allowance of $4.1 million to offset the deferred tax benefits that may not be realized in the foreseeable future.

NOTE 12
PENSION AND OTHER POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

The company sponsors several retirement plans that cover substantially all employees.

Pension benefits under defined benefit pension plans are based on years of service and, for certain plans, on average compensation immediately preceding retirement. Pension costs are determined in accordance with SFAS No. 87, "Employers' Accounting for Pensions." The company funds pension costs in accordance with the funding requirements of the Employee Retirement Income Security Act of 1974, as amended, for U.S. plans and in accordance with local regulations or customs for non-U.S. plans. In 2000, the company made a qualified transfer of pension assets of $2.2 million from a U.S. pension plan to pay for medical benefit claims and administrative expenses incurred by the company for postretirement health care benefits.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONT.

The company presently provides varying levels of post-retirement health care and life insurance benefits to most U.S. employees. Postretirement health care benefits are available to employees and their spouses retiring on or after age 55 with ten or more years of service after age 40.

Beginning with retirements on or after January 1, 1998, Kennametal's portion of the costs of postretirement health care benefits will be capped at 1996 levels.

The funded status of these plans and amounts recognized in the consolidated balance sheets were as follows:

                                                                            Pension Benefits       Other Postretirement Benefits
                                                            --------------------------------       -----------------------------
(in thousands)                                                   2000                   1999          2000                  1999
================================================================================================================================
Change in benefit obligation:
Benefit obligation, beginning of year                       $ 357,102              $ 312,394          $ 37,922          $ 40,627
Service cost                                                   13,414                 12,126             1,168             1,196
Interest cost                                                  25,187                 18,268             2,536             2,633
Participant contributions                                         857                    864                --                --
Plan amendments                                                    --                     --                --             2,153
Actuarial (gains) losses                                      (21,754)                12,406            (2,219)           (5,329)
Benefits paid                                                 (17,818)               (16,965)           (3,343)           (3,358)
Effect of acquired businesses                                      --                 16,651                --                --
Special termination benefits                                       --                  2,731                --                --
Effect of curtailment and other                                   937                     --                --                --
Foreign currency translation adjustments                       (3,611)                (1,373)               --                --
--------------------------------------------------------------------------------------------------------------------------------
Benefit obligation, end of year                             $ 354,314              $ 357,102          $ 36,064          $ 37,922
================================================================================================================================
Change in plan assets:
Fair value of plan assets, beginning of year                $ 460,957              $ 422,180          $     --          $     --
Actual return on plan assets                                   29,242                 39,458                --                --
Company contributions                                           1,709                  1,763                --                --
Participant contributions                                         857                    864                --                --
Pension asset transfer                                         (2,250)                    --                --                --
Benefits paid                                                 (17,818)               (16,965)               --                --
Effect of acquired businesses                                      --                 14,114                --                --
Other                                                           1,266                     --                --                --
Foreign currency translation adjustments                       (1,755)                  (457)               --                --
--------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets, end of year                      $ 472,208              $ 460,957          $     --          $     --
================================================================================================================================
Funded status of plans                                      $ 117,894              $ 103,855          $(36,064)         $(37,922)
Unrecognized transition obligation                             (3,109)                (4,826)               --                --
Unrecognized prior service cost                                 4,654                  5,168             1,890             2,296
Unrecognized actuarial gains                                 (117,220)              (106,919)          (10,242)           (8,488)
Minimum pension liability                                      (4,206)                (1,265)               --                --
--------------------------------------------------------------------------------------------------------------------------------
Net accrued obligation                                      $  (1,987)             $  (3,987)         $(44,416)         $(44,114)
================================================================================================================================
Amounts recognized in the balance sheet consist of:
Prepaid benefit                                             $  27,096              $  12,241          $     --          $     --
Accrued benefit obligation                                    (29,083)               (16,228)          (44,416)          (44,114)
--------------------------------------------------------------------------------------------------------------------------------
Net accrued obligation                                      $  (1,987)             $  (3,987)         $(44,416)         $(44,114)
================================================================================================================================

Prepaid pension benefits are included in other long-term assets. Accrued pension benefit obligations are included in other long-term liabilities. Accrued postretirement benefit obligations of $41.1 million and $40.8 million at June 30, 2000 and 1999, respectively are included in other long-term liabilities.

Included in the above information are international pension plans with accumulated benefit obligations exceeding the fair value of plan assets as follows:

(in thousands)                          2000          1999
==========================================================
Projected benefit obligation         $52,860       $55,069
Accumulated benefit obligation        51,960        53,364
Fair value of plan assets             31,136        33,581
==========================================================

The components of net pension benefit and other postretirement cost include the following:

                                                                   Pension Benefits          Other Postretirement Benefits
                                             --------------------------------------       --------------------------------
(in thousands)                                   2000           1999           1998         2000         1999         1998
==========================================================================================================================
Service cost                                 $ 13,414       $ 12,126       $ 11,810       $1,168       $1,196       $1,080
Interest cost                                  25,187         18,268         19,646        2,536        2,633        2,646
Expected return on plan assets                (39,388)       (30,505)       (49,151)          --           --           --
Amortization of transition obligation          (2,030)        (2,140)        (2,150)          --           --           --
Amortization of prior service cost                514            551            551          406          406           47
Recognition of actuarial (gains) losses        (1,662)        (2,709)        18,593         (465)        (286)        (107)
--------------------------------------------------------------------------------------------------------------------------
Net (benefit) cost                           $ (3,965)      $ (4,409)      $   (701)      $3,645       $3,949       $3,666
==========================================================================================================================

The significant actuarial assumptions used to determine the present value of the net pension and other postretirement benefit obligations were as follows:

                                                           Pension Benefits             Other Postretirement Benefits
                                       ------------------------------------       -----------------------------------
                                           2000         1999           1998       2000            1999           1998
=====================================================================================================================
Discount rate:
  U.S. plans                               8.0%          7.5%          7.0%       8.0%             7.5%          7.0%
  International plans                  5.5-7.0%      5.5-6.5%      6.0-7.0%         --               --            --
Rate of future salary increases:
  U.S. plans                               4.5%          4.5%          4.5%         --               --            --
  International plans                  3.5-4.3%      3.0-4.3%      4.0-4.5%         --               --            --
Rate of return on plan assets:
  U.S. plans                              10.0%          9.5%          9.0%         --               --            --
  International plans                  6.5-8.0%      6.5-7.0%      7.0-8.0%         --               --            --
=====================================================================================================================

The annual assumed rate of increase in the per capita cost of covered benefits (the health care cost trend rate) for health care plans was 7.5% in 2000 and was assumed to decrease gradually to 5.5% in 2002 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A change of one percentage point in the assumed health care cost trend rates would have the following effects on the total service and interest cost components of other postretirement cost and the other postretirement benefit obligation at June 30, 2000:

(in thousands)                         1% Increase  1% Decrease
===============================================================
Effect on total of service and
  interest cost components                $  140     $  (130)
Effect on other postretirement
  benefit obligation                       1,470      (1,350)
---------------------------------------------------------------

U.S. defined benefit pension plan assets consist principally of common stocks, corporate bonds and U.S. government securities. International defined benefit pension plan assets consist principally of common stocks, corporate bonds and government securities.

The company also sponsors several defined contribution pension plans. Pension costs for defined contribution plans were $9.8 million, $9.5 million and $9.0 million in 2000, 1999 and 1998, respectively. Effective October 1, 1999, company contributions to U.S. defined contribution pension plans are made primarily in the company's common stock, resulting in the issuance of 268,964 shares during 2000.

The company provides for postemployment benefits pursuant to SFAS No. 112, "Employers' Accounting for Postemployment Benefits." The company accrues the cost of separation and other benefits provided to former or inactive employees after employment but before retirement. Postemployment benefit costs were not significant in 2000, 1999 and 1998.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONT.

NOTE 13
ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss consist of the following:

(in thousands)                                         2000             1999
============================================================================
Unrealized gain on marketable equity
  securities available-for-sale, net of tax        $  8,663         $  1,160
Minimum pension liability adjustment                   (850)          (1,265)
Foreign currency translation adjustments            (55,056)         (38,338)
----------------------------------------------------------------------------
Total accumulated other
  comprehensive loss                               $(47,243)        $(38,443)
============================================================================

NOTE 14
RESTRUCTURING AND ASSET IMPAIRMENT CHARGES

In November 1999, the company announced plans to close, consolidate or downsize several plants, warehouses and offices, and associated work force reductions as part of its overall plan to increase asset utilization and financial performance, and to reposition the company to become the premier tooling solutions supplier. Management implemented these programs throughout 2000. The costs accrued for the implemented programs were based upon management estimates using the latest information available at the time that the accrual was established. The components of the charges are as follows:

                                                   Incremental         Initial
                            Total          Asset       Pension   Restructuring
(in thousands)             Charge    Write-Downs    Obligation       Liability
==============================================================================
Asset impairment
  charges                 $ 4,808        $(4,808)        $  --         $    --
Employee
  severance                 7,396             --          (787)          6,609
Product
  rationalization             100           (100)           --              --
Facility
  rationalizations          6,322         (1,470)         (205)          4,647
------------------------------------------------------------------------------
Total                     $18,626        $(6,378)        $(992)        $11,256
==============================================================================

In conjunction with the company's ongoing review of underperforming businesses, certain assets are reviewed for impairment pursuant to the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." An asset impairment charge of $1.7 million was recorded, related to a metalworking manufacturing operation in Shanghai, China. This operation became fully operational in 1998 and to date, has not generated the performance that was expected at the time the company entered into this market. Management performed an in-depth review of the operations, capacity utilization and the local management team, and engaged a consultant to perform an independent review of the same. These reviews enabled management to determine that the market served by this operation is not expected to develop to the extent originally anticipated, but that the operations were in good working order and utilized modern technology, and that the management team in place was competent. Management also determined that this facility had excess capacity given the level of market demand.

Accordingly, management updated its operating forecast to reflect the current market demand. In comparing the undiscounted projected cash flows of the updated forecast to the net book value of the assets of this operation, management determined that the full value of these assets would not be recoverable. Accordingly, a charge was recorded to adjust the carrying value of the long-lived assets of this operation to fair value. The estimated fair value of these assets was based on various methodologies, including a discounted value of estimated future cash flows.

The product rationalization charge of $0.1 million represents the write-down of certain discontinued product lines manufactured in these operations. The company manufactured these products specifically for the market served by these operations and management has determined that these products are no longer salable. This charge has been recorded as a component of cost of goods sold.

The company recorded an asset impairment charge of $2.8 million related to the write-down of equipment in its North American metalworking operations and $0.3 million in its engineered products operations. In connection with the repositioning of the company, management completed an assessment of the assets currently being used in these operations and determined that these assets were not going to be further utilized in conducting these operations. This amount represents the write-down of the book value of the assets, net of salvage value.

The charge for facility rationalizations relates to employee severance for 153 employees and other exit costs associated with the closure or downsizing of a metalworking manufacturing operation in Kingswinford, United Kingdom, a circuit board drill plant in Janesville, Wisc., a German warehouse facility, and several offices in the Asia Pacific region and South America. Included in this charge is incremental pension obligation of $0.2 million due to a plan curtailment. This amount is included in the pension obligation and is presented as a component of other liabilities. The charge also includes $3.4 million for employee severance for 41 employees and other exit costs associated with the closure of a mining and construction manufacturing operation in China and the exit of the related joint venture.

The company accrued $7.4 million related to severance packages provided to 171 hourly and salaried employees terminated in connection with a global work force reduction. Included in this charge is incremental pension obligation of $0.8 million, incurred by the company as a result of the severance packages provided. This amount is included in the pension obligation and is presented as a component of other liabilities.

The costs related to the asset impairment charges, employee severance and facility rationalizations of $18.5 million have been recorded as a component of restructuring and asset impairment charges. The costs charged against the restructuring accrual as of June 30,2000 were as follows:

                        Beginning           Cash                   June 30,
(in thousands)            Accrual   Expenditures  Adjustments          2000
===========================================================================
Employee
  severance               $ 6,609        $(4,076)         $--        $2,533
Facility
  rationalizations          4,647         (1,129)          --         3,518
---------------------------------------------------------------------------
Total                     $11,256        $(5,205)         $--        $6,051
===========================================================================

In 2000, the company incurred period costs of $0.8 million related to these initiatives, and costs of $1.7 million associated with the implementation of lean manufacturing techniques, both of which were included in cost of goods sold as incurred. The company continues to review its business strategies and pursue other cost-reduction activities, some of which could result in future charges.

In March 1999, the company's management completed restructuring plans, including several programs to reduce costs, improve operations and enhance customer satisfaction. The costs accrued for these plans were based on management estimates using the latest information available at the time that the accrual was established. The components of the charges are as follows:

                                             Asset Write-
                                            Downs & Other        Initial
                                    Total        Non-Cash  Restructuring
(in thousands)                     Charge     Adjustments      Liability
========================================================================
Product rationalization           $ 6,900        $ (6,900)        $   --
Plant closure                       4,200          (2,000)         2,200
Impairment of
  international operations          5,800          (5,800)            --
Voluntary early
  retirement program                3,937          (2,419)         1,518
------------------------------------------------------------------------
Total                             $20,837        $(17,119)        $3,718
========================================================================

The product rationalization charge represents a write-down of certain product lines that were discontinued as part of a program to streamline and optimize the company's global metalworking product offering. This charge is net of salvage value and was recorded as a component of cost of goods sold. Estimated salvage values were based on estimates of proceeds to be realized through the sale of this inventory outside the normal course of business.

The program resulted in a reduction in the number of products offered from an estimated 58,000 to 38,000 and was an extension of the company's initiative to reduce the number of its North American warehouses. By streamlining the product offering, the company has improved customer service and inventory turnover, allowed for more efficient operations, thereby reducing costs and improving capacity utilization, and eliminated redundancy in its product offering. Sales of these products represent less than five percent of global metalworking sales. The company proactively converted customers from these older products to newer products.

The company also initiated plans to close a drill manufacturing plant in Solon, Ohio. The manufacturing of products made at this plant was relocated to other existing plants in the United States. The closure eliminated excess capacity at other plant locations. The company decommissioned the existing plant and expects to sell the property in the near future. The charge consists of employee termination benefits for 155 hourly and salaried employees, which is substantially all employees at this plant, and the write-down of assets included in property, plant and equipment, net of salvage value.

The costs resulting from the relocation of employees, hiring and training new employees and other costs resulting from the temporary duplication of certain operations incurred in 2000 and 1999 were $2.1 million and $0.4 million, respectively, and were included in cost of goods sold as incurred. The company does not anticipate incurring additional period costs associated with this action.

An asset impairment charge was recorded to write-down, to fair market value, an investment in and net receivables from certain mining and construction international operations in emerging markets as a result of changing market conditions in the regions these operations serve. In the March 1999 quarter, the company completed a study of these operations, the markets for these products, and the current economic situation in these regions, to provide recommendations for solving operational concerns. As a result of this study and continued economic deterioration in these regions, the company determined that the carrying amount of its investment in and net receivables from these operations would not be recoverable.

A voluntary early retirement benefit program was offered to and accepted by 34 domestic employees. In exchange for their retirement, the company will provide those employees pension and health benefits that would have been earned by the employees through their normal retirement date. As a result of providing these additional pension benefits, $2.4 million of the total cost was funded through the company's pension plan. There are no tax benefits associated with this cost as the company may only deduct actual cash payments made to the pension plan.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONT.

The charges for the plant closure, the write-down of the investment in and net receivables from certain international operations, and the voluntary early retirement benefit program are recorded as the restructuring and asset impairment charges. The costs charged against the restructuring accrual as of June 30, 2000 and 1999 were as follows:

                      Beginning           Cash                      June 30,
(in thousands)          Accrual   Expenditures   Adjustments            1999
============================================================================
Plant closure            $2,200          $  --           $--          $2,200
Voluntary early
  retirement
  program                 1,518           (151)           --           1,367
----------------------------------------------------------------------------
Total                    $3,718          $(151)          $--          $3,567
============================================================================

                       June 30,           Cash                      June 30,
(in thousands)             1999   Expenditures   Adjustments            2000
============================================================================
Plant closure            $2,200        $(2,046)         $595          $  749
Voluntary early
  retirement
  program                 1,367           (602)           --             765
----------------------------------------------------------------------------
Total                    $3,567        $(2,648)         $595          $1,514
============================================================================

The adjustment to the accrual for the plant closure is due to the company receiving more value upon disposition than initially anticipated. This adjustment was not included in the determination of net income for 2000. No restructuring or asset impairment charges were recorded in 1998.

NOTE 15
FINANCIAL INSTRUMENTS

The carrying values and fair values of the company's financial instruments at June 30 are as follows:

                                           2000                        1999
                         ----------------------      ----------------------
                         Carrying          Fair      Carrying          Fair
(in thousands)              Value         Value         Value         Value
===========================================================================
Cash and
  equivalents            $ 22,323      $ 22,323      $ 17,408      $ 17,408
Marketable equity
  securities               27,614        27,614        13,436        13,436
Current maturities
  of long-term debt         2,918         2,918       116,036       116,036
Notes payable
  to banks                 57,701        57,701        26,222        26,222
Long-term debt            630,808       630,808       709,379       710,105
===========================================================================

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

LONG-TERM DEBT

Fair value was determined using discounted cash flow analysis and the company's incremental borrowing rates for similar types of arrangements.

The notional amounts of the company's derivative financial instruments, translated into U.S. dollars at June 30, 2000 and 1999 rates, are as follows:

                                         2000           1999
                                     Notional       Notional
(in thousands)                        Amounts        Amounts
============================================================
Foreign currency contracts:
  Forward contracts                  $ 55,137        $12,645
  Purchased options                    66,283             --
  Range forward contracts              27,024             --
Interest rate swap agreements         300,000         50,000
============================================================

Methods used to estimate the fair value of the company's derivative financial instruments are as follows:

FOREIGN CURRENCY CONTRACTS

The company enters into foreign currency contracts to hedge its significant firm and anticipated purchase and sale commitments denominated in foreign currencies, as well as significant cross-border intercompany loans. The company utilizes written options to offset purchased options in range forward contracts. These contracts mature at various times before August 2001. The unamortized cost of the option premiums of $1.6 million at June 30, 2000 and the unrealized gains on the forward contracts of $0.4 million and $0.1 million at June 30, 2000 and 1999, respectively, approximate the fair value of the contracts then outstanding. Fair value was estimated based on quoted market prices of comparable instruments.

INTEREST RATE SWAP AGREEMENTS

At June 30, 2000, the company has interest rate swap agreements outstanding that effectively convert a notional amount of $300.0 million of debt from floating to fixed interest rates. These agreements mature at various times between June 2001 and June 2003. The company would have received $1.8 million to settle its interest rate swap agreements, representing the excess of fair value over carrying cost of these agreements. Fair value was estimated based on the mark-to-market value of the contracts which closely approximates the amount that the company would receive or pay to terminate the agreements at year end.

The net payments or receipts under interest rate swap agreements are recorded as a part of interest expense and are not significant. The effect of interest rate swaps on the company's composite interest rate on long-term debt was not significant at June 30, 2000.

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

The company is exposed to counterparty credit risk for non-performance and, in the unlikely event of nonperformance, to market risk for changes in interest and currency rates. The company manages exposure to counterparty credit risk through credit standards, diversification of counterparties and procedures to monitor concentrations of credit risk. The company does not anticipate nonperformance by any of the counterparties. As of June 30, 2000 and 1999, the company had no significant concentrations of credit risk.

NOTE 16
STOCK OPTIONS AND AWARDS

Stock options generally are granted to eligible employees at fair market value at the date of grant. Options are exercisable under specified conditions for up to ten years from the date of grant. The company has four plans under which options may be granted: the 1992 plan, the 1996 plan and two 1999 plans. No options may be granted under the 1992 plan after October 2002, no options may be granted under the 1996 plan after October 2006 and no options may be granted under the 1999 plans after April and October 2009. No charges to income have resulted from grants under the 1992 and 1996 plans.

Under provisions of the plans, participants may deliver Kennametal stock in payment of the option price and receive credit for the fair market value of the shares on the date of delivery. Shares delivered in 2000, 1999 and 1998 were not significant. Under the plans, shares may be awarded to eligible employees without payment. The respective plans specify that such shares are awarded in the name of the employee, who has all the rights of a shareowner, subject to certain restrictions or forfeitures. Awards in 2000, 1999 and 1998 were not significant.

The company measures compensation expense in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, at the time options are granted, no compensation expense was recognized in the accompanying consolidated financial statements. If compensation expense had been determined based on the estimated fair value of options granted in 2000, 1999 and 1998, consistent with the methodology in SFAS No. 123, "Accounting for Stock Based Compensation," the effect on the company's 2000, 1999 and 1998 net income and earnings per share would have been reduced to the pro forma amounts indicated below:

(in thousands, except per share data)     2000           1999           1998
============================================================================
Net income:
  As reported                          $51,710        $39,116        $71,197
  Pro forma                             50,287         37,489         65,671
Basic earnings per share:
  As reported                          $  1.71        $  1.31        $  2.61
  Pro forma                               1.66           1.25           2.41
Diluted earnings per share:
  As reported                          $  1.70        $  1.31        $  2.58
  Pro forma                               1.66           1.25           2.38
============================================================================

The fair values of the options granted were estimated on the date of their grant using the Black-Scholes option-pricing model based on the following weighted average assumptions:

                                          2000          1999         1998
=========================================================================
Risk-free interest rate                  6.64%         5.10%        6.12%
Expected life (years)                    5             5            5
Expected volatility                     31.1%         24.4%        23.8%
Expected dividend yield                  2.5%          2.6%         1.6%
=========================================================================

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONT.

Stock option activity for 2000, 1999 and 1998 is set forth below:

                                                           2000                               1999                              1998
                                     --------------------------        ---------------------------       ---------------------------
                                               Weighted Average                   Weighted Average                  Weighted Average
(number of options)                    Options   Exercise Price          Options    Exercise Price         Options    Exercise Price
====================================================================================================================================
Options outstanding,
  beginning of year                  2,635,256           $33.84        1,620,206            $38.40       1,169,367            $30.85
Granted                                317,600            27.01        1,127,750             26.78         727,900             49.82
Exercised                              (20,808)           19.81          (52,950)            23.72        (224,061)            33.05
Lapsed and forfeited                   (75,750)           38.86          (59,750)            39.47         (53,000)            50.76
------------------------------------------------------------------------------------------------------------------------------------
Options outstanding, end of year     2,856,298           $33.05        2,635,256            $33.84       1,620,206            $38.40
====================================================================================================================================
Options exercisable, end of year     2,025,723           $35.30        1,808,308            $36.54       1,592,854            $38.64
------------------------------------------------------------------------------------------------------------------------------------
Weighted average fair value of
  options granted during the year                       $  8.30                             $ 6.02                            $13.90
------------------------------------------------------------------------------------------------------------------------------------

Stock options outstanding at June 30, 2000:

                                                                   Options Outstanding                       Options Exercisable
--------------------------------------------------------------------------------------       -----------------------------------
                                          Weighted Average
Range of                             Remaining Contractual            Weighted Average                          Weighted Average
Exercise Prices             Options            Life (years)             Exercise Price         Options            Exercise Price
================================================================================================================================
$16.94-$21.75               359,698                   6.83                      $20.87         216,994                    $20.87
 22.97- 24.75               406,362                   7.23                       24.16         393,062                     24.20
 26.00- 26.41               350,100                   9.34                       26.23          50,000                     26.00
 26.53- 31.06               287,200                   7.44                       29.66         204,700                     30.49
        31.69               385,000                   8.08                       31.69         128,362                     31.69
 31.84- 38.00               438,538                   5.66                       36.62         405,205                     36.66
        48.56               469,400                   7.08                       48.56         469,400                     48.56
 49.25- 53.97               160,000                   7.49                       51.96         158,000                     51.98
--------------------------------------------------------------------------------------------------------------------------------
                          2,856,298                   7.32                      $33.05       2,025,723                    $35.30
================================================================================================================================

In addition to stock option grants, the 1999 plans permit the award of restricted stock to directors, officers and key employees of the company. During 2000 and 1999, restricted stock awards of 34,800 and 113,000 shares, respectively, were granted to certain officers and employees of the company. These awards vest over periods of two to three years from the grant date, and accordingly, a portion of the total compensation expense associated with these awards of $1.1 million and $3.1 million for 2000 and 1999, respectively, is considered unearned compensation. In 1999, additional unearned compensation of $0.4 million was recognized related to the difference in the stock price between the date of an option grant and the date the employee commenced employment. This option award vests over a three-year period from the grant date. Unearned compensation is amortized to expense over the vesting period. Compensation expense related to these awards was $1.6 million and $0.1 million in 2000 and 1999, respectively.

NOTE 17
ENVIRONMENTAL MATTERS

The company has been involved in various environmental cleanup and remediation activities at several of its manufacturing facilities. In addition, the company is currently named as a potentially responsible party (PRP) at several Superfund sites in the United States. In the December 1999 quarter, the company recorded a remediation reserve of $3.0 million with respect to its involvement in these matters, which is recorded as a component of operating expense. This represents management's best estimate of its undiscounted future obligation based on its evaluations and discussions with outside counsel and independent consultants, and the current facts and circumstances related to these matters. The company recorded this liability in the December quarter because certain events occurred, including sufficient progress made by the government and the PRPs in the identification of other PRPs and review of potential remediation solutions, that clarified the level of involvement in these matters by the company and its relationship to other PRPs. This led the company to conclude that it was probable that a liability had been incurred.

In addition to the amount currently reserved, the company may be subject to loss contingencies related to these matters estimated to be up to an additional $3.3 million. The company believes that such undiscounted unreserved losses are reasonably possible but are not currently considered to be probable of occurrence. The reserved and unreserved liabilities could change substantially in the near term due to factors such as the nature and extent of contamination, changes in remedial requirements, technological changes, discovery of new information, the financial strength of other PRPs and the identification of new PRPs.

The company maintains a Corporate Environmental, Health and Safety (EH&S) Department, as well as an EH&S Policy Committee, to ensure compliance with environmental regulations and to monitor and oversee remediation activities. In addition, the company has established an EH&S administrator at its domestic manufacturing facilities. The company's financial management team periodically meets with members of the Corporate EH&S Department and the Corporate Legal Department to review and evaluate the status of environmental projects and contingencies. On a quarterly basis, management establishes or adjusts financial provisions and reserves for environmental contingencies in accordance with SFAS No. 5, "Accounting for Contingencies."

NOTE 18
SHAREHOLDER RIGHTS PLAN

Pursuant to the company's Shareholder Rights Plan, one-half of a right is associated with each share of common stock. Each right entitles a shareowner to buy 1/100th of a share of a new series of preferred stock at a price of $105 (subject to adjustment).

The rights will be exercisable only if a person or group of persons acquires or intends to make a tender offer for 20 percent or more of the company's common stock. If any person acquires 20 percent of the common stock, each right will entitle the shareowner to receive that number of shares of common stock having a market value of two times the exercise price. If the company is acquired in a merger or other business combination, each right will entitle the shareowner to purchase at the exercise price that number of shares of the acquiring company having a market value of two times the exercise price. The rights will expire on November 2,2000 and are subject to redemption by the company at $0.01 per right.

On July 24, 2000, the company's Board of Directors adopted a new shareowner rights plan to replace its existing plan, which has been in effect since 1990. The new plan will become effective upon the expiration of the existing plan on November 2, 2000 and provides for the distribution to shareowners of one stock purchase right for each share of common stock held as of September 5, 2000. The principal modification effected by the new plan is the establishment of a new exercise price of $120.

NOTE 19
SEGMENT DATA

In November 1999, management reorganized the financial reporting of its operations to focus on global business units consisting of Metalworking, Engineered Products, Mining & Construction and JLK/Industrial Supply, and corporate functional shared services. The results for all periods presented have been restated to conform to the new reporting structure. Segment selection was based upon internal organizational structure, the way in which management organizes segments for making operating decisions and assessing performance, the availability of separate financial results, and materiality considerations.

Intersegment sales are accounted for at arm's-length prices, reflecting prevailing market conditions within the various geographic areas. Such sales and associated costs are eliminated in the consolidated financial statements.

Sales to a single customer did not aggregate 10 percent or more of total sales in 2000, 1999 or 1998. Export sales from U.S. operations to unaffiliated customers were $75.8 million, $69.9 million and $64.7 million in 2000, 1999 and 1998, respectively.

METALWORKING

In the metalworking segment, the company provides consumable metalcutting tools and tooling systems to manufacturing companies in a wide range of industries throughout the world. Metalcutting operations include turning, boring, threading, grooving, milling and drilling. The company's tooling systems consist of a steel toolholder and an indexable cutting tool such as an insert or drill made from cemented tungsten carbides, high-speed steel and other hard materials.

ENGINEERED PRODUCTS

This segment's principal business is the production and sale of cemented tungsten carbide products used in engineered applications, including circuit board drills and compacts. These products have technical commonality to the company's core metalworking products.

MINING & CONSTRUCTION

This segment represents the sales of cemented tungsten carbide products used in mining and highway construction and other similar applications. These products also have technical commonality to the company's core metalworking products. The company also sells metallurgical powders to manufacturers of cemented tungsten carbide products.

JLK/INDUSTRIAL SUPPLY

This segment represents the sales of industrial supply products through JLK. Sales of metalworking consumable products are derived through a direct-marketing program, including mail-order catalogs and showrooms, a direct field sales force, and integrated supply or Full Service Supply (FSS) programs.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONT.

Segment detail is summarized as follows:

(in thousands)                        2000             1999             1998
============================================================================
External sales:
  Metalworking                  $1,020,914       $1,038,205       $  939,290
  Engineered Products              176,469          173,171          155,496
  Mining & Construction            165,899          173,028          168,837
  JLK/Industrial Supply            490,381          518,512          414,765
----------------------------------------------------------------------------
Total external sales            $1,853,663       $1,902,916       $1,678,388
============================================================================
Intersegment sales:
  Metalworking                  $  134,398       $  108,994       $   76,376
  Engineered Products               19,978           23,752           15,300
  Mining & Construction              7,041            5,635            6,851
  JLK/Industrial Supply              8,912           13,130           10,583
----------------------------------------------------------------------------
Total intersegment sales        $  170,329       $  151,511       $  109,110
============================================================================
Total sales:
  Metalworking                  $1,155,312       $1,147,199       $1,015,666
  Engineered Products              196,447          196,923          170,796
  Mining & Construction            172,940          178,663          175,688
  JLK/Industrial Supply            499,293          531,642          425,348
----------------------------------------------------------------------------
Total sales                     $2,023,992       $2,054,427       $1,787,498
============================================================================
Operating income:
  Metalworking                  $  128,283       $  116,306       $  138,799
  Engineered Products               23,711           24,473           29,090
  Mining & Construction             17,483           14,203           21,408
  JLK/Industrial Supply             28,174           34,532           41,308
  Corporate                        (38,654)         (42,018)         (35,034)
----------------------------------------------------------------------------
Total operating income             158,997          147,496          195,571
----------------------------------------------------------------------------
Interest expense                    55,079           68,594           59,536
Other expense, net                   3,507              492            5,459
----------------------------------------------------------------------------
Income before income taxes
  and minority interest         $  100,411       $   78,410       $  130,576
============================================================================
Depreciation and
  amortization:
  Metalworking                  $   64,727       $   63,822       $   46,807
  Engineered Products               16,361           14,278            8,785
  Mining & Construction              5,531            5,208            3,792
  JLK/Industrial Supply              9,386            8,749            5,185
  Corporate                          5,641            3,934            2,742
----------------------------------------------------------------------------
Total depreciation
  and amortization              $  101,646       $   95,991       $   67,311
============================================================================
Equity income (loss):
  Metalworking                  $      615       $      650       $      812
  Engineered Products                   23               17               43
  Mining & Construction                (41)            (794)          (1,103)
  JLK/Industrial Supply                 --               --               --
  Corporate                             --               --               --
----------------------------------------------------------------------------
Total equity income (loss)      $      597       $     (127)      $     (248)
============================================================================

(in thousands)                        2000             1999             1998
============================================================================
Total assets:
  Metalworking                  $  978,188       $1,039,854       $1,171,697
  Engineered Products              343,139          363,739          374,081
  Mining & Construction            132,602          146,295          137,242
  JLK/Industrial Supply            290,277          274,989          275,586
  Corporate                        238,736          218,771          180,387
----------------------------------------------------------------------------
Total assets                    $1,982,942       $2,043,648       $2,138,993
============================================================================
Capital expenditures:
  Metalworking                  $   35,125       $   63,722       $   65,026
  Engineered Products                5,161           12,120            6,343
  Mining & Construction              2,074            3,996            6,346
  JLK/Industrial Supply              7,699            9,681           12,286
  Corporate                            604            5,474           14,773
----------------------------------------------------------------------------
Total capital expenditures      $   50,663       $   94,993       $  104,774
============================================================================
Investment in affiliated
  companies:
  Metalworking                  $    3,006       $    2,821       $   11,218
  Engineered Products                  435              340              416
  Mining & Construction               (870)          (2,317)           2,106
  JLK/Industrial Supply                 --               --               --
  Corporate                             --               --               --
----------------------------------------------------------------------------
Total investments in
  affiliated companies          $    2,571       $      844       $   13,740
============================================================================

Metalworking operating income for 2000 was reduced by $11.0 million related to asset impairment charges and costs associated with facility and product rationalizations, and employee severance (see Note 14). Engineered Products operating income for 2000 was reduced by $1.4 million related to costs associated with a facility rationalization, employee severance, and asset impairment charges (see Note 14). Mining & Construction operating income for 2000 was reduced by $3.4 million related to asset impairment charges and costs associated with a facility rationalization, including costs to exit the related joint venture, and employee severance (see Note 14). JLK/Industrial Supply operating income for 2000 was reduced by $0.6 million related to employee severance costs (see Note 14) and $0.2 million related to the evaluation of strategic alternatives (see Note 3). Corporate operating income for 2000 was reduced by $3.0 million related to environmental remediation costs (see Note
17), $2.2 million related to employee severance costs (see Note 14), and $0.6 million related to the evaluation of strategic alternatives (see Note 3).

Metalworking operating income for 1999 was reduced by $11.1 million related to the product rationalization program and to close a drill manufacturing plant in Solon, Ohio (see Note 14) and a $3.8 million one-time charge incurred in the acquisition of 4.9 percent of Toshiba Tungaloy (see Note 5). Mining & Construction operating income for 1999 was reduced by $5.8 million related to a write-down of an investment in and net receivables from certain international operations in emerging markets (see Note 14). Corporate operating income for 1999 was reduced by $3.9 million related to a voluntary early retirement benefit program (see Note 14).

Geographic information for sales, based on country of origin, and assets is as follows:

(in thousands)                    2000              1999              1998
==========================================================================
External sales:
  United States             $1,307,472        $1,346,195        $1,190,021
  Germany                      195,868           208,490           199,002
  United Kingdom                95,457           106,676            99,129
  Canada                        60,756            52,877            52,195
  Other                        194,110           188,678           138,041
--------------------------------------------------------------------------
Total external sales        $1,853,663        $1,902,916        $1,678,388
==========================================================================
Total assets:
  United States             $1,522,911        $1,593,747        $1,654,026
  Germany                      157,126           163,750           192,186
  United Kingdom                93,465            85,363           104,597
  Canada                        28,203            29,854            30,710
  Other                        181,237           170,934           157,474
--------------------------------------------------------------------------
Total assets                $1,982,942        $2,043,648        $2,138,993
==========================================================================

NOTE 20
OTHER EXPENSE, NET

Other expense, net for 2000 included fees of $5.2 million incurred in connection with the accounts receivable securitization program initiated in June 1999. This was partially offset by gains of $1.4 million from the sale of miscellaneous underutilized assets.

Other expense, net for 1998 included the write-off of deferred financing costs related to the cancelled public offering of debt and equity securities that the company originally intended to offer in connection with the acquisition of Greenfield. Related to the debt offering, the company also entered into an agreement to hedge its exposure to fluctuations in interest rates. When the company subsequently postponed the proposed offerings, the interest rate hedges were terminated resulting in a loss of $3.5 million. The company also wrote-off other offering-related expenses of $1.1 million resulting in a combined total of $4.6 million.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

SELECTED QUARTERLY FINANCIAL DATA

                                                                   Quarter Ended
--------------------------------------------------------------------------------
(in thousands,
except per share)       Sep. 30          Dec. 31         Mar. 31         Jun. 30
================================================================================
2000:
Net sales               $442,943        $453,928        $483,019        $473,773
Gross profit             163,329         168,867         188,452         185,728
Net income                 9,913           8,244          14,097          19,456
Basic earnings
  per share                 0.33            0.27            0.46            0.64
Diluted earnings
  per share                 0.33            0.27            0.46            0.64
--------------------------------------------------------------------------------
1999:
Net sales               $480,922        $484,318        $479,051        $458,625
Gross profit             179,016         181,062         173,397         170,790
Net income                 7,394          14,036           2,180          15,506
Basic earnings
  per share                 0.25            0.47            0.07            0.52
Diluted earnings
  per share                 0.25            0.47            0.07            0.52
================================================================================

Earnings per share amounts for each quarter are required to be computed independently and, therefore, may not equal the amount computed for the year.

In the December 1999 quarter, the company recorded pretax charges of $7.5 million ($0.14 per share), including $4.1 million ($0.07 per share) related to restructuring and asset impairment charges, $3.0 million ($0.06 per share) related to environmental remediation, and $0.4 million ($0.01 per share) related to an extraordinary loss related to the early extinguishment of debt. In the March 2000 quarter, the company recorded pretax charges of $13.3 million ($0.25 per share) related to restructuring and asset impairment charges. In the June 2000 quarter, the company recorded pretax charges of $1.3 million ($0.02 per share) related to restructuring and asset impairment charges and $0.8 million ($0.02 per share) related to the evaluation of strategic alternatives.

In the March 1999 quarter, the company recorded pretax charges of $24.6 million ($0.51 per share), including $20.8 million ($0.44 per share) related to special charges for operational improvement programs and $3.8 million ($0.07 per share) related to a one-time charge incurred in the acquisition of 4.9 percent of Toshiba Tungaloy.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED) CONT.

STOCK PRICE RANGES AND DIVIDENDS PAID

The company's common stock is traded on the New York Stock Exchange (symbol
KMT). The number of shareowners of record as of August 24, 2000, was 2,920. Stock price ranges and dividends declared and paid were as follows:

                                               Quarter Ended
------------------------------------------------------------
                Sep. 30     Dec. 31      Mar. 31     Jun. 30
============================================================
2000:
High             $30        $33 7/8    $33 13/16     $30 1/2
Low               23         23 1/2     22 5/8        19 1/8
Dividends          0.17       0.17       0.17          0.17
------------------------------------------------------------
1999:
High             $43 13/16  $25 5/8    $26           $31 5/16
Low               25 3/8     15 5/8     16 3/8        16 5/8
Dividends          0.17       0.17       0.17          0.17
============================================================

REPORT OF MANAGEMENT

TO THE SHAREOWNERS OF KENNAMETAL INC.

The management of Kennametal Inc. is responsible for the integrity of all information contained in this report. The financial statements and related information were prepared by management in accordance with accounting principles generally accepted in the United States and, as such, contain amounts that are based on management's best judgment and estimates.

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

/s/ MARKOS I. TAMBAKERAS
------------------------------------------
Markos I. Tambakeras
President and Chief Executive Officer
Shareowner

/s/ JAMES R. BREISINGER
------------------------------------------
James R. Breisinger
Vice President and Chief Financial Officer
Shareowner

July 24, 2000

REPORT OF AUDIT COMMITTEE

TO THE SHAREOWNERS OF KENNAMETAL INC.

The Audit Committee of the Board of Directors, composed of three independent directors, met four times during 2000.

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

/s/ LARRY YOST
------------------------------------------
Larry Yost
Chairman, Audit Committee
Shareowner
July 24, 2000

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREOWNERS OF KENNAMETAL INC.

We have audited the accompanying consolidated balance sheets of Kennametal Inc. (a Pennsylvania corporation) and subsidiaries as of June 30, 2000 and 1999, and the related consolidated statements of income, shareowners' equity and cash flows for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kennametal Inc. and subsidiaries as of June 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP
------------------------------------------
Arthur Andersen LLP
Pittsburgh, Pennsylvania
July 24, 2000
(except with respect to the matter
discussed in Note 3, as to which the
date is September 1, 2000)

ELEVEN-YEAR FINANCIAL HIGHLIGHTS

(dollars in thousands, except per share data)           Notes             2000              1999             1998             1997
===================================================================================================================================
OPERATING RESULTS
Net sales                                                           $1,853,663        $1,902,916       $1,678,388       $1,156,343
Cost of goods sold                                                   1,147,287         1,198,651          994,481          668,415
Research and development expense                                        19,246            18,797           20,397           24,105
Selling, marketing and distribution expense                            364,971           394,204          339,772          263,980
General and administrative expense                                     118,184           104,043          112,519           69,911
Interest expense                                                        55,079            68,594           59,536           10,393
Unusual or nonrecurring items                              (1)          22,412            24,617            4,595               --
Income taxes                                                            43,700            32,900           53,900           44,900
Accounting changes, net of tax                             (2)              --                --               --               --
Net income (loss)                                          (3)          51,710            39,116           71,197           72,032
-----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Net working capital                                                 $  397,403        $  373,582       $  447,992       $  175,877
Inventories                                                            410,885           434,462          436,472          210,111
Property, plant and equipment, net                                     498,784           539,800          525,927          300,386
Total assets                                                         1,982,942         2,043,648        2,138,993          869,309
Long-term debt, including capital leases                               637,686           717,852          840,932           40,445
Total debt, including capital leases                                   699,242           861,291          967,667          174,464
Total shareowners' equity                                  (4)         780,254           745,131          735,460          459,608
-----------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Basic earnings (loss)                                      (3)      $     1.71        $     1.31       $     2.61       $     2.71
Diluted earnings (loss)                                                   1.70              1.31             2.58             2.69
Dividends                                                                 0.68              0.68             0.68             0.66
Book value (at June 30)                                                  25.56             24.78            24.66            17.61
Market price (at June 30)                                                21.44             31.00            41.75            43.00
-----------------------------------------------------------------------------------------------------------------------------------
OTHER DATA
Capital expenditures                                                $   50,663        $   94,993       $  104,774       $   73,779
Number of employees (at June 30)                                        13,200            13,640           14,380            7,550
Average sales per employee                                          $      139        $      136       $      152       $      159
Weighted average shares outstanding (000)                  (4)          30,263            29,917           27,263           26,575
Diluted weighted average shares outstanding (000)          (4)          30,364            29,960           27,567           26,786
-----------------------------------------------------------------------------------------------------------------------------------
KEY RATIOS
Sales growth                                                              (2.6)%            13.4%            45.1%             7.1%
Gross profit margin                                                       38.1              37.0             40.7             42.2
Operating profit margin                                    (5)             9.8               9.0             11.7             11.0
Return on sales                                            (3)             2.8               2.1              4.2              6.2
Return on average shareowners' equity                      (3)             6.9               5.3             12.2             15.8
Total debt to total capital                                               45.6              51.9             55.4             27.1
Inventory turnover                                                         2.7x              2.6x             3.1x             3.2x
===================================================================================================================================

n.m.--Not meaningful

NOTES
1. Unusual or nonrecurring items reflect cost associated with environmental remediation, strategic alternatives, and restructuring costs and asset impairment charges related to operational improvement programs initiated in 2000, cost associated with the acquisitions of shares of Toshiba Tungaloy and restructuring costs and asset impairment charges related to operational improvement programs initiated in 1999, deferred financing costs related to a postponed public offering intended to have been offered in connection with the acquisition of Greenfield in 1998, restructuring costs for the relocation of the North America Metalworking Headquarters from Raleigh, N.C. to Latrobe, Pa., and to close a manufacturing facility in 1996, restructuring and integration costs associated with the acquisition of Hertel AG in 1994, settlement and partial reversal of accrued patent litigation costs in 1993 and accrued patent litigation costs in 1991.

2. Accounting changes in 1994 reflect changes in the methods of accounting for postretirement health care and life insurance benefits (SFAS No. 106) and income taxes (SFAS No. 109).

      1996           1995           1994            1993            1992            1991           1990
=======================================================================================================
$1,079,963       $983,873       $802,513        $598,496        $594,533        $617,833       $589,023
   625,473        560,867        472,533         352,773         362,967         358,529        342,434
    20,585         18,744         15,201          14,714          13,656          14,750         13,325
   242,375        219,271        189,487         144,850         137,494         136,319        123,286
    65,417         55,853         58,612          41,348          45,842          49,219         42,648
    11,296         12,793         13,811           9,549          10,083          11,832         10,538
     2,666             --         24,749          (1,738)             --           6,350             --
    43,900         45,000         15,500          14,000           8,100          17,300         23,000
        --             --         15,003              --              --              --             --
    69,732         68,294         (4,088)         20,094          12,872          21,086         32,113
-------------------------------------------------------------------------------------------------------
$  217,651       $184,072       $130,777        $120,877        $108,104        $ 88,431       $108,954
   204,934        200,680        158,179         115,230         118,248         119,767        114,593
   267,107        260,342        243,098         192,305         200,502         193,830        175,523
   799,491        781,609        697,532         448,263         472,167         476,194        451,379
    56,059         78,700         90,178          87,891          95,271          73,113         81,314
   131,151        149,730        147,295         110,628         127,954         130,710        116,212
   438,949        391,885        322,836         255,141         251,511         243,535        231,598
-------------------------------------------------------------------------------------------------------
$     2.62       $   2.58       $  (0.17)       $   0.93        $   0.60        $   1.00       $   1.54
      2.60           2.56          (0.17)           0.92            0.60            0.99           1.52
      0.60           0.60           0.58            0.58            0.58            0.58           0.58
     16.44          14.75          12.25           11.64           11.64           11.42          11.02
     34.00          34.50          24.63           16.75           17.13           17.81          17.25
-------------------------------------------------------------------------------------------------------
$   57,556       $ 43,371       $ 27,313        $ 23,099        $ 36,555        $ 55,323       $ 35,998
     7,260          7,030          6,600           4,850           4,980           5,360          5,580
$      152       $    146       $    125        $    122        $    116        $    113       $    107
    26,635         26,486         24,304          21,712          21,452          21,094         20,872
    26,825         26,640         24,449          21,753          21,551          21,237         21,065
-------------------------------------------------------------------------------------------------------
       9.8%          22.6%          34.1%            0.7%           (3.8)%           4.9%          24.7%
      42.1           43.0           41.1            41.1            38.9            42.0           41.9
      11.5           12.9            7.8             6.9             5.2             8.9           10.9
       6.5            6.9           n.m.             3.4             2.2             3.4            5.5
      17.0           19.3           n.m.             8.1             5.2             8.7           14.9
      22.5           27.0           30.6            30.2            33.7            34.9           33.4
       3.0x           3.1x           3.1x            3.1x            3.0x            3.0x           3.1x
=======================================================================================================


3. Excluding unusual or nonrecurring items in 2000 and an extraordinary loss of $0.3 million, net of tax, net income was $64,689; diluted earnings per share were $2.13; return on sales was 3.5 percent; and return on average shareowners' equity was 8.6 percent. Excluding unusual or nonrecurring items in 1999, net income was $54,299; diluted earnings per share were $1.82; return on sales was 2.9 percent; and return on average shareowners' equity was 7.3 percent. Excluding unusual or nonrecurring items in 1998 and the effects of the Greenfield acquisition, net income was $88,697; diluted earnings per share were $3.23; return on sales was 5.3 percent; and return on average shareowners' equity was 15.2 percent. Excluding unusual or nonrecurring items in 1996, net income was $71,369; diluted earnings per share were $2.66; return on sales was 6.6 percent; and return on average shareowners' equity was 17.4 percent.

4. In 1998, the company issued 3.45 million shares of capital stock for net proceeds of $171.4 million.

5.   Excludes unusual or nonrecurring items.