Form 10-K405, Exhibit 13
period 2001-06-30
KENNAMETAL INC
filed 2001-09-18
CIK 55242

                                                                      Exhibit 13

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

The following discussion should be read in connection with the consolidated financial statements of Kennametal Inc. and the related footnotes. Unless otherwise specified, any reference to a "year" is to a fiscal year ended June 30.

SALES

Sales of $1,807.9 million in 2001 increased two percent compared to sales of $1,866.6 million in 2000, excluding unfavorable foreign exchange effects of three percent due to the stronger U.S. dollar and the effects of fewer workdays in 2001 of two percent. Sales benefited from broad-based end market growth in Europe and sustained growth in Asia. Sales in North American end markets softened throughout 2001, particularly in automotive, due to the slowdown in U.S. manufacturing sector.

Sales for 2000 were $1,866.6 million, flat compared to sales of $1,915.0 million in 1999, excluding unfavorable foreign exchange effects and the effects of a divestiture of two and one percent, respectively. Market conditions were soft in many of our served markets in the first half of 2000. Market conditions began to improve in the second half of the year, led by North America, followed by Europe, while Asia Pacific showed steady growth throughout the year.

GROSS PROFIT MARGIN

The consolidated gross profit margin for 2001 was 34.1 percent, 34.7 percent on a constant currency basis. This includes a charge of $3.6 million associated primarily with the write-down of certain product lines that were discontinued as part of a program to streamline and optimize the product offering of J&L Industrial Supply (J&L). Excluding this charge and period costs associated with facility rationalizations for each period, the gross profit margin was flat compared with 34.3 percent in the prior year, despite weaker sales. Gross margin benefited from productivity improvements, continued implementation of lean manufacturing techniques and maintaining pricing discipline. This was partially offset by higher material costs and energy prices. Period costs included in gross profit in 2001 and 2000 were $0.6 million and $2.9 million, respectively, related to the facility closures.

In 2000, the gross profit margin was 34.1 percent compared to 33.6 percent in 1999. The increase in gross margin is predominately due to improved manufacturing variances across most business units as a result of lean manufacturing techniques and strong cost controls, despite lower production levels. The gross margin in 1999 was affected by a $6.9 million charge related to the implementation of a new program to streamline and optimize the global metalworking product offering and $0.4 million of period costs associated with a facility closure. Excluding these charges, the 1999 gross margin would have been
34.0 percent.

OPERATING EXPENSE

In 2001, operating expense declined to $425.6 million from $434.1 million in 2000. However, operating expense increased one percent on a constant currency basis. We offset inflationary pressures through restructuring benefits and other productivity improvements. Despite the decline, we incurred incremental costs of approximately $6.5 million on investments for strategic initiatives, including new sales and marketing programs, productivity programs and our e-business initiative. In 2001, operating expense includes $2.1 million of costs related primarily to the tender offer for the minority shares of JLK Direct Distribution Inc. (JLK). Operating expense for 2000 includes a $3.0 million charge for environmental remediation costs and $0.8 million for costs incurred and expensed for the evaluation of strategic alternatives related to JLK.

Operating expense declined $21.8 million, or three percent in local currency, in 2000, down from $455.9 million in 1999. The improvement is due to our resolve to control costs through ongoing cost and productivity improvement programs. Operating expense for 1999 includes a charge of $3.8 million recorded on the purchase of 4.9 percent of Toshiba Tungaloy stock due to the difference between the cost and the fair market value of the securities on the date the securities were purchased.

RESTRUCTURING AND ASSET IMPAIRMENT CHARGES

In the September 2000 quarter, we began to implement a business improvement plan in the J&L and Full Service Supply (FSS) segments. We anticipate costs of $15 to $20 million associated with this plan. In the J&L segment for 2001, we recorded a restructuring and asset impairment charge of $2.5 million for severance for 115 individuals, $1.8 million associated with the closure of 11 underperforming satellite locations, including the German operations, and $0.7 million for the exiting of three warehouses. This includes a $0.4 million non-cash write-down of the book value of certain property, plant and equipment, net of salvage value, that we determined would no longer be utilized in ongoing operations. The charge for exiting the warehouses and the satellite closures includes a non-cash write-down, net of salvage value, of $0.6 million primarily related to inventory that was abandoned and not relocated. J&L also finalized and implemented a program to optimize the overall catalog product offering. We identified certain products that would no longer be offered to customers and scrapped these products, resulting in a non-cash charge of $3.0 million, net of salvage value. These charges were recorded as a component of cost of goods sold. In the FSS segment for 2001, we recorded restructuring charges of $0.6 million related to severance for eight individuals. The costs accrued for these plans were based on estimates using the latest information available at the time that the accrual was established. We incurred period costs of $0.3 million related to these initiatives in 2001 which were included in cost of goods sold as incurred. We expect annualized benefits of approximately $7 million to be realized beginning in 2002.

Beginning in March 2001, we took actions to reduce our salaried work force in response to the weakened U.S. manufacturing sector. As a result of implementing this core-business resize program, we recorded a restructuring charge of $4.6 million related to severance for 209 individuals. We expect these actions to result in ongoing annual benefits of approximately $9 million. This program is completed. We continue to review our business strategies and pursue other cost-reduction activities in all business segments, some of which could result in future charges. The components of the 2001 charges and the restructuring accrual at June 30, 2001 are as follows:


                                                      Total         Asset           Cash      June 30,
(in thousands)                                       Charge   Write-Downs   Expenditures          2001
=======================================================================================================
J&L business improvement program:
   Product pruning                                  $ 3,024       $(3,024)       $    --        $   --
   Employee severance                                 2,475            --         (2,224)          251
   Facility closures                                  2,453          (987)          (526)          940
FSS business improvement program                        571            --           (430)          141
Core-business resize program                          4,583            --         (2,247)        2,336
-------------------------------------------------------------------------------------------------------
Total                                               $13,106       $(4,011)       $(5,427)       $3,668
=======================================================================================================

In November 1999, we announced plans to close, consolidate or downsize several plants, warehouses and offices, and associated work force reductions as part of our overall plan to increase asset utilization and financial performance, and to reposition us to become the premier tooling solutions supplier. These actions have favorably affected our performance. We implemented these programs throughout 2000 and they are substantially complete. The costs accrued for the implemented programs were based upon estimates using the latest information available at the time that the accrual was established. The components of the charges are as follows:

                                                            Incremental          Initial
                                  Total          Asset          Pension    Restructuring
(in thousands)                   Charge    Write-Downs       Obligation        Liability
========================================================================================
Asset impairment charges         $ 4,808       $(4,808)          $   --          $    --
Employee severance                 7,396            --             (787)           6,609
Product rationalization              100          (100)              --               --
Facility rationalizations          6,322        (1,470)            (205)           4,647
----------------------------------------------------------------------------------------
Total                            $18,626       $(6,378)          $ (992)         $11,256
========================================================================================

In conjunction with our ongoing review of underperforming businesses, certain assets are reviewed for impairment pursuant to the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." An asset impairment charge of $1.7 million was recorded, related to a metalworking manufacturing operation in Shanghai, China. This operation became fully operational in 1998 and at the time of review, had not generated the performance that was expected at the time we entered into this market. We performed an in-depth review of the operations, capacity utilization and the local management team, and engaged a consultant to perform an independent review of the same. These reviews enabled us to determine that the market served by this operation is not expected to develop to the extent originally anticipated, but that the operations were in good working order, utilized modern technology, and the management team in place was competent. We also determined that this facility had excess capacity given the level of market demand.

Accordingly, we updated our operating forecast to reflect the current market demand. In comparing the undiscounted projected cash flows of the updated forecast to the net book value of the assets of this operation, we determined that the full value of these assets would not be recoverable. Accordingly, a charge was recorded to adjust the carrying value of the long-lived assets of this operation to fair value. The estimated fair value of these assets was based on various methodologies, including a discounted value of estimated future cash flows.

The product rationalization charge of $0.1 million represents the write-down of certain discontinued product lines manufactured in these operations. We manufactured these products specifically for the market served by these operations and we determined that these products are no longer salable. This charge has been recorded as a component of cost of goods sold.

We recorded an asset impairment charge of $2.8 million related to the write-down of equipment in our North American metalworking operations and $0.3 million in our engineered products operations. In connection with the repositioning of the company, we completed an assessment of the assets currently being used in these operations and determined that these assets were not going to be further utilized in conducting these operations. This amount represents the write-down of the book value of the assets, net of salvage value.

The charge for facility rationalizations relates to employee severance for 153 employees and other exit costs associated with the closure or downsizing of a metalworking manufacturing operation in Kingswinford, United Kingdom, a circuit board drill plant in Janesville, Wisc., a German warehouse facility, and several offices in the Asia Pacific region and South America. Included in this charge is an incremental pension obligation of $0.2 million due to a plan curtailment. This amount is included in the pension obligation and is presented as a component of other liabilities. The charge also includes $3.4 million for employee severance for 41 employees and other exit costs associated with the closure of a mining and construction manufacturing operation in China and the exit of the related joint venture.

We accrued $7.4 million related to severance packages provided to 171 hourly and salaried employees terminated in connection with a global work force reduction. Included in this charge is an incremental pension obligation of $0.8 million, incurred as a result of the severance packages provided. This amount is included in the pension obligation and is presented as a component of other liabilities.

The costs related to the asset impairment charges, employee severance and facility rationalizations of $18.5 million are recorded as restructuring and asset impairment charges. The costs charged against the restructuring accrual as of June 30, 2001 and 2000 were as follows:

                               Beginning           Cash                     June 30,
(in thousands)                   Accrual   Expenditures    Adjustments          2000
====================================================================================
Employee severance               $ 6,609        $(4,076)           $--        $2,533
Facility rationalizations          4,647         (1,129)            --         3,518
------------------------------------------------------------------------------------
Total                            $11,256        $(5,205)           $--        $6,051
====================================================================================

                                June 30,            Cash                    June 30,
(in thousands)                      2000    Expenditures    Adjustments         2001
====================================================================================
Employee severance                $2,533         $(2,475)          $ 95       $  153
Facility rationalizations          3,518          (1,296)            47        2,269
------------------------------------------------------------------------------------
Total                             $6,051         $(3,771)          $142       $2,422
====================================================================================

In 2001, we incurred period costs of $0.3 million related to these initiatives and were included in cost of goods sold as incurred. The adjustments to the accruals are due to differences in actual amounts paid to certain individuals and incurred to rationalize facilities compared to what was initially anticipated. These adjustments were recorded as a component of restructuring and asset impairment charge. In the second half of 2001, we realized annual benefits of approximately $15 million associated with these programs.

In 2000, we incurred period costs of $0.8 million related to these initiatives, and costs of $1.7 million associated with the implementation of lean manufacturing techniques, both of which were included in cost of goods sold as incurred. Benefits realized in 2000 approximated this level of cost.

In 1999, we implemented restructuring plans including several programs to reduce costs, improve operations and enhance customer satisfaction. Accruals for these 1999 programs were $0.4 million and $1.5 million at June 30, 2001 and 2000, respectively. We recorded additional restructuring expense of $0.3 million associated with a plant closure due to incremental costs incurred to close this plant, prior to its disposition in 2001. Costs charged against the accrual for the voluntary early retirement plan and the plant closure in 2001 were $0.4 million and $1.0 million, respectively. Additionally in 2001, we recorded an adjustment of $0.4 million related primarily to the recovery of accounts receivable associated with the write-down of an investment in and net receivables from certain mining and construction operations in emerging markets. This adjustment was due to higher collections of outstanding accounts receivable than was initially anticipated and was recorded as a component of restructuring and asset impairment charge.

INTEREST EXPENSE

Interest expense for 2001 declined $4.7 million to $50.4 million due primarily to reduced borrowing levels. The 2001 results included $0.3 million related to the write-down of a portion of deferred financing fees due to the reduction of the availability under our Bank Credit Agreement. Excluding this item, interest expense declined nine percent. Our average U.S. borrowing rates of 7.06 percent were 34 basis points higher compared to a year ago due to higher interest rate levels during the first six months of 2001. This was partially offset by improved pricing due to our improved financial condition.

In 2000, interest expense declined $13.5 million to $55.1 million due to reduced debt levels, partially offset by higher borrowing rates. Our average U.S. borrowing rates of 6.72 percent were 34 basis points higher compared to 1999 due to the rising interest rate environment, partially offset by improved pricing due to our improved financial condition.

OTHER EXPENSE, NET

For 2001 and 2000, other expense, net of $11.7 million and $3.3 million, respectively, included fees of $5.7 million and $5.2 million, respectively, related to the accounts receivable securitization program. The increase in these fees is due to higher levels of accounts receivable securitized through this program. In 2001, other expense also included a loss of $5.8 million associated with the divestiture of ATS Industrial Supply, Inc. (ATS). In 2000, other expense was partially offset by a net one-time gain of $1.4 million from the sale of miscellaneous underutilized assets.

INCOME TAXES

The effective tax rate for 2001 was 39.5 percent compared to an effective rate of 43.5 percent and 42.0 percent, respectively, for 2000 and 1999. The decline in the effective tax rate for 2001 is attributable to successful tax planning initiatives in Europe. The increase in the effective tax rate for 2000 compared to 1999 is directly attributable to higher nondeductible goodwill.

EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF DEBT

In November 1999, we repaid our term loan under the Bank Credit Agreement. This resulted in an acceleration of the amortization of deferred financing fees of $0.4 million, which was recorded as an extraordinary loss of $0.3 million, net of tax, or $0.01 per diluted share.

CHANGE IN ACCOUNTING PRINCIPLE

On July 1, 2000, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," resulting in the recording of a loss from the cumulative effect from the change in accounting principle of $0.6 million, net of tax, or $0.02 per diluted share. The loss primarily relates to the write-down of previously paid foreign currency option premiums.

NET INCOME

Net income for 2001 was $53.3 million, or $1.73 per diluted share, compared to $51.7 million, or $1.70 per diluted share, in 2000. Excluding special charges in both years, diluted earnings per share were $2.17 in 2001 compared to $2.13 in 2000. We experienced significant weakness in key North American markets and unfavorable foreign exchange effects, however, earnings improved due to continued cost control and cost reduction activities, lower interest expense and a reduction in our effective tax rate. Special charges in 2001 of $22.5 million, or $0.44 per diluted share, related primarily to the J&L and FSS business improvement programs, the ATS divestiture, the core-business resize program and costs associated with the tender offer for the minority shares of JLK.

Net income for 2000 was $51.7 million, or $1.70 per diluted share, compared to $39.1 million, or $1.31 per diluted share, in 1999. Excluding special charges in both years, diluted earnings per share were $2.13 in 2000 compared to $1.82 in 1999. The increase in earnings in 2000 is attributable to improved operational effectiveness, lean techniques and continued cost discipline. Special charges in 2000 were $22.9 million, or $0.43 per diluted share, and were primarily related to operational improvement programs. In 1999, special charges were $24.6 million, or $0.51 per diluted share, related to operational improvement programs and a one-time charge incurred in the acquisition of 4.9 percent of Toshiba Tungaloy.

The following table provides a comparison of our reported results and the results excluding special items for 2001, 2000 and 1999:

                                                                                                   Diluted
                                                               Gross     Operating          Net   Earnings
(in thousands, except per share amounts)                      Profit        Income       Income  Per Share
==========================================================================================================
Reported results - 2001                                     $615,720      $156,400      $53,288      $1.73
J&L business improvement program                               3,643         7,952        4,726       0.16
Loss on divestiture of ATS                                        --            --        3,438       0.11
Core-business resize program                                      --         4,583        2,680       0.09
JLK tender offer costs                                            --         2,141        1,268       0.04
Adoption of SFAS 133                                              --            --          599       0.02
FSS business improvement program                                  --           571          330       0.01
Reduction of credit facility availability                         --            --          208       0.01
2000 and 1999 restructuring program adjustments                   --            82           50         --
----------------------------------------------------------------------------------------------------------
Results excluding special items - 2001                      $619,363      $171,729      $66,587      $2.17
==========================================================================================================


Reported results - 2000                                     $637,893      $158,779      $51,710      $1.70
2000 core-business restructuring programs                        100        18,626       10,573       0.35
Environmental remediation                                         --         3,000        1,695       0.06
JLK strategic alternatives costs                                  --           786          444       0.01
Extraordinary loss on debt extinguishment                         --            --          267       0.01
----------------------------------------------------------------------------------------------------------
Results excluding special items - 2000                      $637,993      $181,191      $64,689      $2.13
==========================================================================================================


Reported results - 1999                                     $642,871      $147,243      $39,116      $1.31
1999 restructuring programs                                       --        13,937        8,984       0.30
Product pruning                                                6,900         6,900        4,005       0.14
Toshiba Tungaloy investment charge                                --         3,780        2,194       0.07
----------------------------------------------------------------------------------------------------------
Results excluding special items - 1999                      $649,771      $171,860      $54,299      $1.82
==========================================================================================================


BUSINESS SEGMENT REVIEW

In September 2000, we reorganized the financial reporting of our operations to focus on global business units consisting of Metalworking Solutions & Services Group (MSSG), Advanced Materials Solutions Group (AMSG) and JLK/Industrial Supply, and corporate functional shared services. Subsequent to the acquisition of the minority shares of JLK, we split the financial reporting of these operations into two units, J&L and FSS. We also changed our internal reporting structure to add the operations of an integrated supply business to FSS, that was previously reported in J&L. The results for all periods presented have been restated to conform to the new reporting structure. The presentation of segment information reflects the manner in which we organize segments for making operating decisions and assessing performance.

METALWORKING SOLUTIONS & SERVICES GROUP

In the MSSG segment, we provide consumable metalcutting tools and tooling systems to manufacturing companies in a wide range of industries throughout the world. Metalcutting operations include turning, boring, threading, grooving, milling and drilling. Our tooling systems consist of a steel toolholder and an indexable cutting tool such as an insert or drill made from cemented tungsten carbides, high-speed steel or other hard materials. We also provide solutions to our customers' metalcutting needs through engineering services aimed at improving their competitiveness.


(in thousands)              2001         2000         1999
==========================================================
External sales          $999,813   $1,029,395   $1,046,054
Intersegment sales       111,780      134,398      108,994
Operating income         130,558      131,676      119,702
==========================================================

In 2001, MSSG external sales increased one percent compared to the prior year, excluding unfavorable foreign exchange effects of four percent. International markets experienced strong year-over-year growth, with particular strength in Europe. However, in North America, sales were down four percent primarily due to a decline in demand in the automotive market, coupled with significant weakness in the light engineering market. In Europe, sales increased nine percent, in local currency, due to broad-based growth reflecting strength in the machine tool and engineering markets. Demand in the European automotive market remained strong, though at a slightly diminished rate compared to the prior year. Sales in Asia continued to grow, up eight percent in local currency, compared to a year ago.

Operating income in 2001 was $130.6 million and was reduced by restructuring charges of $3.3 million, primarily associated with severance costs for 129 people as part of the core-business resize program, and period costs of $0.2 million associated with facility closures. Excluding restructuring and period costs in each period, operating income declined $11.0 million, or eight percent, due to lower sales levels in the highly profitable North American market, offset in part by lean initiatives and ongoing cost controls.

External sales in MSSG in 2000 increased one percent compared to 1999, excluding unfavorable foreign currency effects of three percent. Sales in North America were up two percent in local currency compared to 1999 due predominately to strong demand in the automotive and truck markets and, to a lesser extent, increased demand in the oil field services and machine tool end markets, especially in the second half of 2000. Sales in the European metalworking market declined two percent compared to 1999, excluding unfavorable foreign currency translation effects of nine percent. The decline in sales was due to weakness in most served markets, however, sales in automotive and machine tool builder markets were stronger in the second half of 2000. Sales in the Asia Pacific region continued to grow and were up 18 percent, in local currency, compared to 1999.

Operating income in 2000 of $131.7 million was reduced by restructuring and asset impairment charges of $11.0 million and period costs of $2.4 million. Excluding special charges and period costs in each period, operating income increased $10.1 million, or seven percent, compared to 1999 due to strong cost controls and improved manufacturing performance due to lean techniques, despite lower production levels. Restructuring and asset impairment charges in 2000 resulted from employee severance packages for 135 people, the downsizing of the Kingswinford, United Kingdom plant, closure of a German warehouse facility and several offices in Asia Pacific and South America, and asset impairment charges. Operating income for 1999 included restructuring costs associated with the Solon, Ohio high-speed steel plant closure and product rationalization charges of $11.1 million and a $3.8 million charge recorded on the purchase of Toshiba Tungaloy stock. Period costs associated with the Solon plant closing were $2.1 million and $0.4 million in 2000 and 1999, respectively.

ADVANCED MATERIALS SOLUTIONS GROUP

This segment's principal business is the production and sale of cemented tungsten carbide products used in mining and highway construction, engineered applications including circuit board drills, compacts and other similar applications. These products have technical commonality to our core metalworking products. We also sell metallurgical powders to manufacturers of cemented tungsten carbide products.


(in thousands)              2001       2000       1999
======================================================
External sales          $352,933   $345,447   $349,210
Intersegment sales        28,167     25,263     29,384
Operating income          43,270     41,204     38,693
======================================================


AMSG sales for 2001 increased four percent compared to 2000, excluding unfavorable foreign exchange effects of two percent. Sales benefited from robust growth in energy, mining and engineered products groups due to increased gas and oil exploration and production, and higher demand for coal. This was partially offset by a decline in electronics which was due to a sharp decline in demand from the telecommunication industry in the last half of 2001.

Operating income for 2001 was $43.3 million and was reduced by restructuring costs of $0.9 million, associated primarily with severance costs for 80 people as part of the core-business resize program, and period costs of $0.1 million associated with a facility closure. Excluding restructuring and period costs in each year, operating income declined $2.2 million, or five percent, due to operating inefficiencies in the electronics business caused by weak sales, partially offset by sales growth in the other businesses and margin improvement in the energy and mining businesses. Operating income for 2000 was reduced by $4.8 million related to the closure of a manufacturing operation in China and exit of the related joint venture, the closure of a circuit board drill plant in Janesville, Wisc., employee severance and asset impairment charges. Additionally, period costs of $0.5 million were incurred in 2000 related to the drill plant closure.

Compared to 1999, AMSG external sales in 2000 increased one percent, excluding unfavorable foreign exchange effects of two percent, due primarily to strong demand for electronic circuit board drills, which increased sales by two percent. This was offset by depressed demand for mining tools in North America and metallurgical powders as a result of weakness in the underground coal and oil and gas exploration end markets, which contributed two percent to the sales decline. Sales to the oil field services end market, contributing one percent to the sales decline, were soft in the first half of 2000, but showed renewed demand in the second half.

Operating income in 2000 of $41.2 million increased five percent compared to 1999, excluding restructuring charges and period costs, due primarily to higher sales levels, lower manufacturing variances, continued cost controls and lean manufacturing techniques. Restructuring charges of $5.8 million were incurred in 1999 related to the write-down of an investment in, and net receivables from, international operations in emerging markets as a result of changing market conditions in the regions these operations serve.

J&L INDUSTRIAL SUPPLY

In this segment, we provide metalworking consumables and related products to small- and medium-sized manufacturers in the United States and the United Kingdom. J&L markets products and services through annual mail-order catalogs and monthly sale flyers, telemarketing, retail stores, the Internet and field sales.

(in thousands)              2001       2000       1999
======================================================
External sales          $296,264   $333,061   $368,579
Intersegment sales         3,823      5,038      4,259
Operating income           3,689     17,208     19,812
======================================================


In 2001, J&L sales declined nine percent excluding the effect of the ATS disposition of one percent and unfavorable foreign exchange effects. Sales were affected by the automotive downturn and weakening in the broader U.S. industrial market. Operating income in 2001 of $3.7 million included costs of $8.0 million associated with the business improvement program and $2.1 million primarily related to the tender offer to acquire the minority shares of JLK. Excluding special charges in each period, operating income declined $4.1 million due primarily to lower sales levels, partially offset by operational improvements resulting from the business improvement program. As part of a business improvement plan, J&L recorded a restructuring and asset impairment charge associated with costs related to product pruning initiatives, severance for 115 individuals, the closure of 11 underperforming satellite locations, including the German operations, and the exit of three warehouse locations.

J&L external sales for 2000 were $333.1 million, a decline of six percent from $368.6 million in 1999 excluding the effects of the divestiture of the Strong Tool Co. steel mill business in 1999. Net sales decreased primarily due to weakness in the industrial end markets in both the catalog business and the acquired distributors, particularly oil field services and aerospace. Operating income in 2000 declined to $17.2 million primarily due to lower sales levels. Operating income for 2000 included special charges of $0.6 million for employee separation costs and $0.2 million of costs related to the evaluation of strategic alternatives of JLK.

FULL SERVICE SUPPLY

In the FSS segment, we provide metalworking consumables and related products to medium- and large-sized manufacturers in the United States and Canada. FSS offers integrated supply programs that provide inventory management systems, just-in-time availability and programs that focus on total cost savings.


(in thousands)                2001            2000            1999
==================================================================
External sales            $158,886        $158,675        $151,118
Intersegment sales           5,278           7,827          11,919
Operating income             7,541          12,021          15,043
==================================================================


In 2001, FSS sales were flat compared to 2000 as sales in existing accounts grew five percent, but was tempered by the downturn in the automotive end market. This growth also was offset by a decline in the integrated supply business transferred to FSS in 2001 as this business has relatively higher exposure to the automotive industry. Operating income for 2001, excluding restructuring costs of $0.6 million, declined by $3.9 million due to overall lower gross margins caused by a shift in end markets served and higher operating expense due to higher shipping costs incurred to provide enhanced customer service. Restructuring costs in 2001 relate to severance costs for eight people incurred as part of the business improvement program.

FSS external sales for 2000 were $158.7 million, an increase of five percent from $151.1 million in 1999 due to growth in new and existing FSS programs. Sales growth in 2000, however, was hampered by start-up issues related to the implementation of the new business system. Operating income for 2000 declined to $12.0 million from $15.0 million in 1999 due primarily to higher operating expense due to the implementation of the new business system and higher sales levels.

LIQUIDITY AND CAPITAL RESOURCES

Our cash flow from operations is the primary source of financing for capital expenditures and internal growth. Additionally, we maintain revolving credit lines under our Bank Credit Agreement totaling $700.0 million and our Euro Credit Agreement of EUR 212.0 million ($179.1 million), of which additional borrowings of $307.9 million were permitted for use under the Bank Credit Agreement at June 30, 2001. We generally obtain local financing through credit lines with commercial banks. We believe that cash flow from operations and the availability under our revolving credit lines will be sufficient to meet our cash requirements over the next 12 months. Based upon our debt structure at June 30, 2001 and 2000, 65 and 56 percent, respectively, of our debt is exposed to floating interest rates. We periodically review different strategies designed to adjust our exposure to floating interest rates and in the future, may decide to reduce this exposure.

During 2001, we generated $187.6 million in cash from operations, compared to $221.2 million in 2000. The reduction is due to a decline in working capital improvements in 2001 after a robust reduction in 2000. The continued reduction of working capital reflects our initiatives to generate strong cash flow.

Net cash used for investing activities was $102.5 million in 2001. Compared to the prior year, the increase in net cash used for investing activities of $59.4 million is primarily due to the repurchase of JLK and other minority interests of $47.5 million and increased capital spending of $9.3 million. We believe the level of capital spending in 2001 was sufficient to improve productivity and make necessary improvements to remain competitive.

Net cash flow used for financing activities was $92.2 million in 2001, which compares to $173.3 million in 2000. This decline is due to lower debt repayments of $86.4 million coupled with higher company contributions of capital stock to U.S. defined contribution pension plans of $11.6 million. In 2001, these contributions resulted in the issuance of 386,544 shares of our capital stock, with a market value of $10.8 million. These declines were partially offset by treasury stock repurchases of $16.5 million. Lower debt repayments are the result of the purchase of the JLK and other minority interests, lower cash flow from operations and the repurchase of treasury stock.

During 2000, we generated $221.2 million in cash flow from operations, a decrease of $5.3 million from 1999. Working capital improved $57.5 million and net income increased by $12.6 million in 2000, however 1999 benefited from additional proceeds from the securitization of accounts receivable of $75.5 million.

Net cash used for investing activities was $43.1 million in 2000, a decline of $58.9 million compared to 1999 due to a reduction in capital expenditures of $44.3 million and the purchase of the shares of Toshiba Tungaloy for $12.2 million in 1999. The reduction in capital spending reflects our more stringent capital expenditure approval process. We believe the level of capital spending in 2000 was sufficient to improve productivity and make necessary improvements to remain competitive.

Net cash used for financing activities was $173.3 million in 2000, an increase of $49.0 million compared to 1999, due principally to the reduction in debt of $163.0 million in 2000, compared to $106.3 million in 1999. The reduction in debt is attributable to strong cash flow generation through continued focus on reducing working capital, controlled capital expenditures and improved earnings. Effective October 1, 1999, our contributions to U.S. defined contribution pension plans are made primarily in our capital stock, resulting in the issuance of 268,964 shares, at a market value of $7.6 million, during 2000.

Through our management incentive program, we reinforce the focus on cash flow and working capital improvement. We believe free operating cash flow (FOCF) is an appropriate measure of our cash flow. We generated FOCF of $136.9 million, $198.0 million and $134.0 million in 2001, 2000 and 1999, respectively. FOCF in 2001 declined compared to 2000 primarily due to lower working capital improvements of $54.0 million and higher capital expenditures of $9.3 million in 2001. The improvement in 2000 FOCF compared to 1999 is primarily due to lower capital expenditures of $44.3 million, higher net income of $12.6 million and improved working capital of $7.0 million.

FOCF is defined as funds from operations minus capital expenditures, plus the change in working capital (excluding changes in cash, marketable securities available-for-sale and short-term debt). Funds from operations is defined as net income from continuing operations plus depreciation, amortization, deferred income taxes and other non-cash items. Cash flows from operating activities, as defined by accounting principles generally accepted in the United States (GAAP), is used to measure cash flow generation. While FOCF is not a GAAP alternative measure of cash flow and may not be comparable to other similarly titled measures of other companies, we believe FOCF is a meaningful measure of our cash flow.

In October 2000, we continued our program to repurchase, from time to time, up to a total of 1.6 million shares of our outstanding capital stock for investment or other general corporate purposes. This repurchase program was announced on January 31, 1997. During October 2000, we purchased 600,000 shares of our capital stock at a total cost of $16.5 million, bringing the total number of shares purchased under the authority of this program to approximately 1.4 million shares. The repurchases were financed principally by cash from operations and short-term borrowings. Additionally, our Board of Directors authorized the repurchase, from time to time, of up to a total of 2.0 million additional shares of our outstanding capital stock. No repurchases have been made under this new program. Repurchases may be made from time to time in the open market, in negotiated or other permissible transactions.

On December 20, 2000, we entered into a EUR 212.0 million ($179.1 million at June 30, 2001 exchange rates) Euro-denominated revolving credit facility (Euro Credit Agreement) to hedge the foreign exchange exposure of our net investment in Euro-based subsidiaries and to diversify our interest rate exposure. Amounts borrowed under the Euro Credit Agreement are required to be used to repay indebtedness under the Bank Credit Agreement and, to the extent the Bank Credit Agreement is repaid, for working capital and general corporate purposes. At June 30, 2001, the Euro Credit Agreement bears interest at EURIBOR plus 0.875%, includes a commitment fee of 0.25% of the unused balance and matures in December 2003.

On January 8, 2001, we borrowed EUR 212.0 million under this facility to meet our obligation under then outstanding Euro-denominated forward contracts. The proceeds from the Euro-denominated forward contracts of $191.1 million were used to repay amounts borrowed under the Bank Credit Agreement. Subsequently, the availability under the Bank Credit Agreement was permanently reduced from $900.0 million to $700.0 million, resulting in a write-down of a portion of deferred financing fees of $0.3 million. This was recorded as a component of interest expense.

On January 18, 1999, we entered into a business cooperation agreement with Toshiba Tungaloy Co., Ltd. (TT), a leading Japanese manufacturer of consumable, cemented tungsten carbide metalcutting products, to enhance the global business prospects for metalcutting tools of both companies. The agreement includes various joint activities in areas such as product research and development, private labeling, cross-licensing, and sales and marketing. We purchased approximately 4.9 percent of the outstanding shares of TT for $15.9 million, including the costs of the transaction. This transaction was financed through the borrowing of Japanese yen under a new credit line.

The intentions of the companies are to make the business cooperation agreement successful and to develop a strong working relationship that will benefit both companies in the future. We periodically evaluate the progress made under this agreement and our current ownership position in TT to ensure both are aligned with our operational and financial goals. See Note 4 to the consolidated financial statements for additional information.

On June 18, 1999, we entered into an agreement with a financial institution whereby we securitize, on a continuous basis, an undivided interest in a specific pool of our domestic trade accounts receivable. We are permitted to securitize up to $100.0 million of accounts receivable under this agreement. The financial institution charges us fees based on the level of accounts receivable securitized under this agreement and the commercial paper market rates plus the financial institution's cost to administer the program. The costs incurred under this program, $5.7 million, $5.2 million and $0.2 million in 2001, 2000 and 1999, respectively, are accounted for as a component of other expense, net. At June 30, 2001 and 2000, we securitized accounts receivable of $93.7 million and $88.5 million, respectively, under this program. In 1999, the proceeds from the securitization were used to permanently reduce a portion of our long-term debt.

Capital expenditures for 2002 are estimated to be $60 to $70 million and will be used primarily to support new strategic initiatives, new products and to upgrade machinery and equipment.

FINANCIAL CONDITION

At June 30, 2001, total assets were $1,825.4 million, a decline of six percent from June 30, 2000. Net working capital was $386.7 million, a decline of three percent from $397.4 million for 2000 due primarily to lower accounts receivable and inventory levels, partially offset by the repayment of short-term debt. In 2001, accounts receivable declined $25.7 million to $206.2 million, while inventories declined $37.7 million to $373.2 million compared to 2000. Inventory turnover was 2.9 in 2001 and 2.7 in 2000. The improvements in net working capital, accounts receivable and inventory levels are primarily due to our initiatives to reduce primary working capital.

Total debt (including capital lease obligations) decreased 13 percent to $607.1 million in 2001, as a result of continued strong FOCF generated in 2001, partially offset by the cost of the acquisition of the JLK minority shares and the share repurchase program. The ratio of total debt-to-total capital was 42.9 percent in 2001, compared with 45.6 percent in 2000. The decline in the total debt-to-total capital ratio is due to reduced debt levels, partially offset by lower minority interest. Cash from operations and our debt capacity are expected to continue to be sufficient to fund capital expenditures, debt service obligations, share repurchases, dividend payments and operating requirements.

One of the features of our management incentive program is the focus on more efficient use of working capital to generate sales. We believe the ratio of primary working capital as a percentage of sales (PWC%) is appropriate for measuring our efficiency in utilizing working capital to generate sales. Our PWC% was 27.3 percent and 29.2 percent at June 30, 2001 and 2000, respectively.

Primary working capital (PWC) is defined as inventory plus accounts receivable, less accounts payable. PWC% is calculated by averaging beginning of the year and quarter-end balances for PWC, divided by sales for the most recent 12-month period. While PWC% is not a GAAP alternative measure of asset utilization efficiency and may not be comparable to other similarly titled measures of other companies, we believe PWC% is a meaningful measure of our efficiency in utilizing working capital to generate sales.

ACQUISITION OF JLK MINORITY INTEREST

In the December 1999 quarter, we engaged an investment bank to explore strategic alternatives regarding our 83 percent-owned subsidiary, JLK, including a possible divestiture. At that time, we believed a divestiture might enhance growth prospects for both Kennametal and JLK by allowing each company to focus on its core competencies. We completed a thorough and disciplined process of evaluating strategic alternatives and on May 2, 2000, decided to terminate consideration of a possible divestiture at that time. We incurred and expensed $0.8 million in costs associated with this evaluation in 2000.

On July 20, 2000, we proposed to the Board of Directors of JLK to acquire the outstanding shares of JLK we did not already own. On September 11, 2000, we announced a definitive merger agreement with JLK to acquire all the outstanding minority shares. Pursuant to the agreement, JLK agreed to commence a cash tender offer for all of its shares of Class A Common Stock at a price of $8.75 per share. The tender offer commenced on October 3, 2000 and expired on November 15, 2000 resulting in JLK reacquiring 4.3 million shares for $37.5 million. Following JLK's purchase of shares in the tender offer, we acquired the minority shares at the same price in a merger. We incurred transaction costs of $3.3 million, which were included in the total cost of the transaction. JLK incurred costs of $2.1 million associated with the transaction, which were expensed as incurred. The transaction was unanimously approved by the JLK Board of Directors, including its special committee comprised of independent directors of the JLK Board.

In July 2000, Kennametal, JLK and the JLK directors (including one former director) were named as defendants in several putative class action lawsuits. The lawsuits sought an injunction, rescission, damages, costs and attorney fees in connection with our proposal to acquire the outstanding shares of JLK.

On November 3, 2000, we entered into a Memorandum of Understanding (MOU) with respect to a proposed settlement of the lawsuits. The proposed settlement would provide for complete releases of the defendants, as well as among other persons their affiliates and representatives, and would extinguish and enjoin all claims that have been, could have been or could be asserted by or on behalf of any member of the class against the defendants which in any manner relate to the allegations, facts or other matters raised in the lawsuits or which otherwise relate in any manner to the agreement, the offer and the merger. The MOU also provided, among other matters, for the payment by JLK of up to approximately $0.3 million in attorneys' fees and expenses to plaintiffs' counsel. The final settlement of the lawsuits was approved through a definitive stipulation of settlement in June 2001, and no other payment was made.

BUSINESS DEVELOPMENT

In April 2001, we sold ATS, our industrial supply distributor based in Salt Lake City, Utah, for $6.8 million comprising cash proceeds of $1.0 million and a seller note for $5.8 million. This action resulted in a pretax loss of $5.8 million and is in line with our strategy to refocus the J&L segment on its core catalog business. Annualized sales of this business were approximately $17 million.

We are considering strategic alternatives for a subsidiary, Strong Tool Co., including the possible divestiture of this business or a portion thereof. Annualized sales of this business are approximately $50 million. We are currently not a party to any written or oral agreement regarding the divestiture of this or any other business.

We continue to evaluate new opportunities that allow for the expansion of existing product lines into new market areas, either directly or indirectly through joint ventures, where appropriate.

ENVIRONMENTAL MATTERS

We are involved in various environmental cleanup and remediation activities at several of our manufacturing facilities. In addition, we are currently named as a potentially responsible party (PRP) at several Superfund sites in the United States. In December 1999, we recorded a remediation reserve of $3.0 million with respect to our involvement in these matters, which is recorded as a component of operating expense. This represents our best estimate of the undiscounted future obligation based on our evaluations and discussions with outside counsel and independent consultants, and the current facts and circumstances related to these matters. We recorded this liability because certain events occurred, including the identification of other PRPs, an assessment of potential remediation solutions and direction from the government for the remedial action plan, that clarified our level of involvement in these matters and our relationship to other PRPs. This led us to conclude that it was probable that a liability had been incurred. Through June 30, 2001, we have incurred costs of $0.4 million, which were charged to this accrual.

In addition to the amount currently reserved, we may be subject to loss contingencies related to these matters estimated to be up to an additional $3.0 million. We believe that such undiscounted unreserved losses are reasonably possible but are not currently considered to be probable of occurrence. The reserved and unreserved liabilities could change substantially in the near term due to factors such as the nature and extent of contamination, changes in remedial requirements, technological changes, discovery of new information, the financial strength of other PRPs, the identification of new PRPs and the involvement of and direction taken by the government on these matters.

We maintain a Corporate Environmental, Health and Safety (EH&S) Department, as well as an EH&S Policy Committee, to ensure compliance with environmental regulations and to monitor and oversee remediation activities. In addition, we have established an EH&S administrator at all our global manufacturing facilities. Our financial management team periodically meets with members of the Corporate EH&S Department and the Corporate Legal Department to review and evaluate the status of environmental projects and contingencies. On a quarterly basis, we establish or adjust financial provisions and reserves for environmental contingencies in accordance with SFAS No. 5, "Accounting for Contingencies."

MARKET RISK

We are exposed to certain market risks arising from transactions that are entered into in the normal course of business. We seek to minimize these risks through our normal operating and financing activities and, when considered appropriate, through the use of derivative financial instruments. We do not enter into derivative transactions for speculative purposes and therefore hold no derivative instruments for trading purposes. Our objective in managing these exposures is to reduce both earnings and cash flow volatility to allow us to focus our attention on our core-business operations. We hedge our foreign exchange and interest rate exposures in a manner that dampens the effect of changes in foreign exchange and interest rates on consolidated results. See Notes 2 and 14 to the consolidated financial statements for additional information.

A portion of our operations consists of investments in foreign subsidiaries. Our exposure to market risk for changes in foreign exchange rates arises from these investments, intercompany loans utilized to finance these subsidiaries, trade receivables and payables, and firm commitments arising from international transactions. We manage our foreign exchange transaction risk to reduce the volatility of cash flows caused by currency fluctuations through internal natural offsets, to the fullest extent possible, and foreign exchange contracts. These contracts are designated as hedges of transactions, which will settle in future periods, that otherwise would expose us to foreign currency risk.

In December 2000, we entered into Euro-denominated forward contracts to hedge the foreign exchange exposure of our net investment in Euro-based subsidiaries. Our objective for entering into these contracts was to reduce our exposure to fluctuations in accumulated other comprehensive loss due to exchange rate fluctuations. These forward contracts had a notional amount of EUR 212.0 million and matured in January 2001.

On January 8, 2001, we borrowed EUR 212.0 million under our Euro Credit Agreement to meet this obligation and designated the foreign exchange exposure under this agreement as a hedge of our net investment in Euro-based subsidiaries. The objective for this designation is to reduce our exposure to fluctuations in accumulated other comprehensive loss due to exchange rate fluctuations. Future changes in the value of borrowings under the Euro Credit Agreement due to exchange rate fluctuations will be recorded as a component of cumulative translation adjustment, net of tax. At June 30, 2001, a hypothetical change of 10 percent in exchange rates would result in a $17.9 million increase or decrease in the outstanding balance and a $10.7 million increase or decrease in the cumulative translation adjustment.

Our foreign exchange hedging program protects portions of our currency exposure from unfavorable exchange rate movements. This exposure arises from anticipated cash collections from foreign subsidiaries on transactions between domestic and foreign subsidiaries. This program utilizes purchased options, range forwards and forward contracts primarily to sell foreign currency. The notional amounts of the contracts translated into U.S. dollars at June 30, 2001 and 2000 rates are $77.9 million and $121.7 million, respectively. At June 30, 2001, a hypothetical 10 percent strengthening or weakening of the U.S. dollar would not materially change pretax income related to these positions; however, accumulated other comprehensive loss would change by $1.5 million. At June 30, 2000, a hypothetical 10 percent strengthening of the U.S. dollar would result in an increase in pretax income of $7.8 million, while a 10 percent weakening of the U.S. dollar would result in a decrease in pretax income of $3.2 million, related to these positions.

In June 2001, we accelerated the payment of intercompany sales of product from certain foreign subsidiaries. While this transaction did not affect consolidated June 30, 2001 results, it eliminated a significant portion of hedged anticipated transactions, and therefore, we unwound and discontinued hedge accounting for the related derivative contracts. This resulted in the recognition of gains of $0.6 million, net of hedge ineffectiveness of $0.2 million, as a component of other expense, net. A portion of the gain, $0.2 million, has been deferred in accumulated other comprehensive loss and will be recognized in 2002 as the remaining portion of the anticipated transactions are expected to occur in 2002.

In addition, we may enter into forward contracts to hedge transaction exposures or significant cross-border intercompany loans by either purchasing or selling specified amounts of foreign currency at a specified date. At June 30, 2001 and 2000, we had several outstanding forward contracts to sell foreign currency, with notional amounts, translated into U.S. dollars at June 30, 2001 and 2000 rates, of $31.8 million and $26.7 million, respectively. A hypothetical 10 percent change in the applicable 2001 and 2000 year-end exchange rates would result in an increase or decrease in pretax income of $1.6 million and $0.8 million, respectively, related to these positions.

Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We seek to manage our interest rate risk in order to balance our exposure between fixed and floating rates while attempting to minimize our borrowing costs. To achieve these objectives, we primarily use interest rate swap agreements to manage exposure to interest rate changes related to our borrowings. At June 30, 2001 and 2000, we had interest rate swap agreements outstanding that effectively convert a notional amount of $200.0 million and $300.0 million, respectively, of debt from floating to fixed interest rates. At June 30, 2001, these agreements mature at various times between April 2002 and June 2003.

At June 30, 2001 and 2000, we had $607.1 million and $699.2 million, respectively, of debt outstanding at effective interest rates of 5.60 percent and 7.11 percent, respectively, including the effect of interest rate swaps. A hypothetical change of 10 percent in our effective interest rate from year-end 2001 and 2000 levels would increase or decrease interest expense by approximately $2.1 million and $3.0 million, respectively.

We are exposed to counterparty credit risk for nonperformance and, in the unlikely event of nonperformance, to market risk for changes in interest and currency rates. We manage exposure to counterparty credit risk through credit standards, diversification of counterparties and procedures to monitor concentrations of credit risk. We do not anticipate nonperformance by any of the counterparties.

We recently experienced higher energy and raw material costs due to external market forces. In 2001, we were able to offset the effect of rising prices through cost reduction initiatives, price increases on products sold to customers and existing long-term purchase contracts. We believe our competition also experienced this trend. We will continue to make supply arrangements that meet the future planned operating requirements in a cost-effective manner, but cannot predict that future price increases will not have a material affect on our consolidated results.

Our investment in Toshiba Tungaloy is classified as an available-for-sale security and, therefore, is carried at its quoted market value, adjusted for changes in currency exchange rates. At June 30, 2001 and 2000, the carrying and fair value of our investment was $12.4 million and $27.6 million, respectively. A hypothetical change of 10 percent in the quoted market value of this common stock at June 30, 2001 and 2000 would result in a $1.2 million and $2.8 million, respectively, increase or decrease in fair value.

EFFECTS OF INFLATION

Despite modest inflation in recent years, rising costs continue to affect our operations throughout the world. We strive to minimize the effects of inflation through cost containment, productivity improvements and price increases under highly competitive conditions.

NEW ACCOUNTING STANDARDS

In September 2000, SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FASB Statement No. 125" was issued. SFAS No. 140 revises criteria for accounting for asset securitizations, other financial-asset transfers and collateral and introduces new disclosures, but otherwise carries forward most of SFAS No. 125's provisions without amendment. SFAS No. 140 has an immediate impact through new disclosure requirements and amendments of the collateral provisions of SFAS No.
125. These changes must be applied for fiscal years ending after December 15, 2000. The adoption of SFAS No. 140 did not significantly affect our financial condition at June 30, 2001.

In September 2000, the Emerging Issues Task Force (EITF) finalized EITF Issue 00-10, "Accounting for Shipping and Handling Fees and Costs," to address the diversity in the income statement classification of amounts charged to customers for shipping and handling, as well as for costs incurred related to shipping and handling. The Issue requires all amounts billed to a customer in a sale transaction related to shipping and handling be classified as revenue. The Issue further requires companies to adopt and disclose a policy on the accounting for shipping and handling costs. Such costs may not be netted against revenue, however, disclosure of the amount and classification of these costs is required if material and not included in cost of goods sold. The adoption of this Issue in the June 2001 quarter did not affect reported earnings, however, it resulted in the reclassification of amounts in previously reported financial statements.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," SFAS No. 142, "Goodwill and Other Intangible Assets," and SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. We do not believe that the prospective adoption of this standard will have a material impact on our consolidated results for 2002.

SFAS No. 142 changes the accounting for goodwill and certain other intangible assets from an amortization method to an impairment only approach. We adopted SFAS No. 142 effective July 1, 2001 and therefore, goodwill will no longer be amortized to earnings. We will continue to amortize all non-goodwill intangible assets (i.e. patents, non-compete agreements) over their existing remaining useful lives. We are required to complete a transitional goodwill impairment test for all goodwill, at the reporting unit level, by December 31, 2001 and are currently preparing for this test. We incurred expense in 2001 of $21.0 million related to amortizing goodwill.

SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. We are required to adopt this standard on July 1, 2002 and are preparing a plan for implementation.

FORWARD-LOOKING STATEMENTS

This annual report contains "forward-looking statements" as defined by
Section 21E of the Securities Exchange Act of 1934, as amended. Actual results may differ materially from those expressed or implied in the forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the extent that the economic conditions in the United States and Europe, and to a lesser extent, Asia Pacific deteriorate; risks associated with integrating and divesting businesses; demands on management resources; risks associated with international markets such as currency exchange rates; competition; commodity prices; and risks associated with the implementation of restructuring actions and environmental remediation. We undertake no obligation to publicly release any revisions to forward-looking statements to reflect events or circumstances occurring after the date hereof.

                       CONSOLIDATED STATEMENTS OF INCOME

Year ended June 30                                                          2001            2000            1999
================================================================================================================
(in thousands, except per share data)
OPERATIONS
Net sales                                                             $1,807,896      $1,866,578      $1,914,961
Cost of goods sold                                                     1,192,176       1,228,685       1,272,090
----------------------------------------------------------------------------------------------------------------
Gross profit                                                             615,720         637,893         642,871
Operating expense                                                        425,641         434,136         455,903
Restructuring and asset impairment charges                                 9,545          18,526          13,937
Amortization of intangibles                                               24,134          26,452          25,788
----------------------------------------------------------------------------------------------------------------
Operating income                                                         156,400         158,779         147,243
Interest expense                                                          50,381          55,079          68,594
Other expense, net                                                        11,690           3,289             239
----------------------------------------------------------------------------------------------------------------
Income before provision for income taxes and minority interest            94,329         100,411          78,410
Provision for income taxes                                                37,300          43,700          32,900
Minority interest                                                          3,142           4,734           6,394
----------------------------------------------------------------------------------------------------------------
Income before extraordinary loss and cumulative effect
 of change in accounting principle                                        53,887          51,977          39,116
Extraordinary loss on early extinguishment of debt,
 net of tax of $178                                                           --            (267)             --
Cumulative effect of change in accounting principle,
 net of tax of $399                                                         (599)             --              --
----------------------------------------------------------------------------------------------------------------
Net income                                                            $   53,288      $   51,710      $   39,116
================================================================================================================


PER SHARE DATA
Basic earnings per share before extraordinary loss and
 cumulative effect of change in accounting principle                  $     1.76      $     1.72      $     1.31
Extraordinary loss per share                                                  --           (0.01)             --
Cumulative effect of change in accounting principle per share              (0.02)             --              --
----------------------------------------------------------------------------------------------------------------
Basic earnings per share                                              $     1.74      $     1.71      $     1.31
================================================================================================================

Diluted earnings per share before extraordinary loss and
 cumulative effect of change in accounting principle                  $     1.75      $     1.71      $     1.31
Extraordinary loss per share                                                  --           (0.01)             --
Cumulative effect of change in accounting principle per share              (0.02)             --              --
----------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                            $     1.73      $     1.70      $     1.31
================================================================================================================
Dividends per share                                                   $     0.68      $     0.68      $     0.68
================================================================================================================
Basic weighted average shares outstanding                                 30,560          30,263          29,917
================================================================================================================
Diluted weighted average shares outstanding                               30,749          30,364          29,960
================================================================================================================

The accompanying notes are an integral part of these statements.

                          CONSOLIDATED BALANCE SHEETS

As of June 30                                                                                            2001                 2000
==================================================================================================================================
(in thousands, except per share data)
ASSETS
Current assets:
   Cash and equivalents                                                                            $   12,940           $   22,323
   Marketable equity securities available-for-sale                                                     12,419               27,614
   Accounts receivable, less allowance for doubtful accounts of $7,999 and $12,214                    206,175              231,917
   Inventories                                                                                        373,221              410,885
   Deferred income taxes                                                                               57,452               42,911
   Other current assets                                                                                18,989               13,065
----------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                  681,196              748,715
----------------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment:
   Land and buildings                                                                                 227,382              230,448
   Machinery and equipment                                                                            776,494              720,556
   Less accumulated depreciation                                                                     (531,002)            (452,220)
----------------------------------------------------------------------------------------------------------------------------------
Net property, plant and equipment                                                                     472,874              498,784
----------------------------------------------------------------------------------------------------------------------------------
Other assets:
   Investments in affiliated companies                                                                  3,875                2,571
   Intangible assets, less accumulated amortization of $108,675 and $88,458                           624,760              661,172
   Other                                                                                               42,737               29,879
----------------------------------------------------------------------------------------------------------------------------------
Total other assets                                                                                    671,372              693,622
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                       $1,825,442           $1,941,121
==================================================================================================================================

LIABILITIES
Current liabilities:
   Current maturities of long-term debt and capital leases                                         $    2,031           $    3,855
   Notes payable to banks                                                                              22,499               57,701
   Accounts payable                                                                                   118,073              118,908
   Accrued income taxes                                                                                16,425               30,226
   Accrued vacation pay                                                                                29,134               28,217
   Accrued payroll                                                                                     22,189               20,605
   Other current liabilities                                                                           84,134               91,800
----------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                             294,485              351,312
----------------------------------------------------------------------------------------------------------------------------------
Long-term debt and capital leases, less current maturities                                            582,585              637,686
Deferred income taxes                                                                                  53,844               31,727
Other liabilities                                                                                      87,898               85,036
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                   1,018,812            1,105,761
----------------------------------------------------------------------------------------------------------------------------------
Minority interest in consolidated subsidiaries                                                          9,861               55,106
----------------------------------------------------------------------------------------------------------------------------------

SHAREOWNERS' EQUITY
Preferred stock, no par value; 5,000 shares authorized; none issued                                        --                   --
Capital stock, $1.25 par value; 70,000 shares authorized; 33,615 and 33,200 shares issued              42,018               41,500
Additional paid-in capital                                                                            353,804              335,314
Retained earnings                                                                                     540,965              508,733
Treasury stock, at cost; 2,774 and 2,677 shares held                                                  (65,963)             (55,236)
Unearned compensation                                                                                  (2,165)              (2,814)
Accumulated other comprehensive loss                                                                  (71,890)             (47,243)
----------------------------------------------------------------------------------------------------------------------------------
Total shareowners' equity                                                                             796,769              780,254
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareowners' equity                                                          $1,825,442           $1,941,121
==================================================================================================================================

The accompanying notes are an integral part of these statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended June 30                                                                   2001                2000                 1999
==================================================================================================================================
(in thousands)

OPERATING ACTIVITIES
Net income                                                                      $  53,288           $  51,710            $  39,116
Adjustments for non-cash items:
   Depreciation                                                                    73,163              75,194               70,203
   Amortization                                                                    24,134              26,452               25,788
   Loss on divestiture                                                              5,781                  --                   --
   Restructuring and asset impairment charges                                       4,325               6,378               17,119
   Cumulative effect of change in accounting principle, net of tax                    599                  --                   --
   Loss on early extinguishment of debt, net of tax                                    --                 267                   --
   Other                                                                           12,362              11,472                6,583
Changes in certain assets and liabilities, net of effects of acquisitions and divestitures:
   Accounts receivable                                                              9,620             (17,257)              25,973
   Proceeds from accounts receivable securitization                                 5,200               6,500               82,000
   Inventories                                                                     19,894              14,331               (3,867)
   Accounts payable and accrued liabilities                                          (827)             44,968              (32,701)
   Other                                                                          (19,983)              1,192               (3,662)
----------------------------------------------------------------------------------------------------------------------------------
Net cash flow from operating activities                                           187,556             221,207              226,552
----------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchases of property, plant and equipment                                        (59,929)            (50,663)             (94,993)
Disposals of property, plant and equipment                                          4,227               8,109                9,555
Purchase of marketable equity securities                                               --                  --              (12,162)
Acquisitions, net of cash                                                              --                  --               (5,164)
Divestitures, net of cash                                                             729                  --                1,617
Purchase of subsidiary stock                                                      (47,505)                 --                 (332)
Other                                                                                 (26)               (531)                (503)
----------------------------------------------------------------------------------------------------------------------------------
Net cash flow used for investing activities                                      (102,504)            (43,085)            (101,982)
----------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Net increase (decrease) in notes payable                                            4,038             (18,491)             (23,328)
Net increase (decrease) in revolving and other lines of credit                    (78,905)            (15,100)              61,800
Term debt borrowings                                                                1,216                 378               25,285
Term debt repayments                                                               (2,941)           (129,810)            (170,040)
Dividend reinvestment and employee benefit and stock plans                         22,854              11,276                3,299
Purchase of treasury stock                                                        (16,494)                 --                   --
Cash dividends paid to shareowners                                                (21,056)            (20,570)             (20,328)
Other                                                                                (949)             (1,018)              (1,045)
----------------------------------------------------------------------------------------------------------------------------------
Net cash flow used for financing activities                                       (92,237)           (173,335)            (124,357)
----------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and equivalents                            (2,198)                128               (1,171)
----------------------------------------------------------------------------------------------------------------------------------

CASH AND EQUIVALENTS
Net increase (decrease) in cash and equivalents                                    (9,383)              4,915                 (958)
Cash and equivalents, beginning of year                                            22,323              17,408               18,366
----------------------------------------------------------------------------------------------------------------------------------
Cash and equivalents, end of year                                               $  12,940           $  22,323            $  17,408
==================================================================================================================================

Supplemental Disclosures
Interest paid                                                                   $  51,480           $  55,000            $  67,065
Income taxes paid                                                                  36,608              17,092               21,738
----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

                 CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY

Year ended June 30                                                                   2001                2000                 1999
==================================================================================================================================
(in thousands)

CAPITAL STOCK
Balance at beginning of year                                                     $ 41,500            $ 41,128             $ 41,025
Issuance of capital stock under employee benefit and stock plans                      518                 372                  103
----------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                             42,018              41,500               41,128
----------------------------------------------------------------------------------------------------------------------------------

ADDITIONAL PAID-IN CAPITAL
Balance at beginning of year                                                      335,314             325,382              320,645
Dividend reinvestment                                                               1,511               1,250                  340
Issuance of capital stock under employee benefit and stock plans                   16,979               8,682                4,397
----------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                            353,804             335,314              325,382
----------------------------------------------------------------------------------------------------------------------------------

RETAINED EARNINGS
Balance at beginning of year                                                      508,733             477,593              458,805
Net income                                                                         53,288              51,710               39,116
Cash dividends                                                                    (21,056)            (20,570)             (20,328)
----------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                            540,965             508,733              477,593
----------------------------------------------------------------------------------------------------------------------------------

TREASURY STOCK
Balance at beginning of year                                                      (55,236)            (57,199)             (59,131)
Purchase of treasury stock, at cost                                               (16,494)                 --                   --
Dividend reinvestment                                                               1,284               1,236                  392
Issuance of capital stock under employee benefit and stock plans                    4,483                 727                1,540
----------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                            (65,963)            (55,236)             (57,199)
----------------------------------------------------------------------------------------------------------------------------------

UNEARNED COMPENSATION
Balance at beginning of year                                                       (2,814)             (3,330)                  --
Issuance of capital stock under employee benefit and stock plans                   (1,921)             (1,094)              (3,473)
Amortization of unearned compensation                                               2,570               1,610                  143
----------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                             (2,165)             (2,814)              (3,330)
----------------------------------------------------------------------------------------------------------------------------------

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at beginning of year                                                      (47,243)            (38,443)             (25,884)
Unrealized gain (loss) on marketable equity securities
 available-for-sale, net of tax                                                    (7,379)              7,503                1,160
Cumulative effect of change in accounting principle, net of tax                     1,571                  --                   --
Unrealized losses on derivatives designated
 and qualified as cash flow hedges, net of tax                                     (2,044)                 --                   --
Reclassification of unrealized gains or losses
 on expired derivatives, net of tax                                                (2,049)                 --                   --
Minimum pension liability adjustment, net of tax                                   (2,670)                415               (1,265)
Foreign currency translation adjustments                                          (12,076)            (16,718)             (12,454)
----------------------------------------------------------------------------------------------------------------------------------
Other comprehensive loss                                                          (24,647)             (8,800)             (12,559)
----------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                            (71,890)            (47,243)             (38,443)
----------------------------------------------------------------------------------------------------------------------------------
Total shareowners' equity, June 30                                               $796,769            $780,254             $745,131
==================================================================================================================================

COMPREHENSIVE INCOME
Net income                                                                       $ 53,288            $ 51,710             $ 39,116
Other comprehensive loss                                                          (24,647)             (8,800)             (12,559)
----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                             $ 28,641            $ 42,910             $ 26,557
==================================================================================================================================

The accompanying notes are an integral part of these statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 NATURE OF OPERATIONS

Kennametal Inc. is a global leader engaged in the manufacture, purchase and distribution of a broad range of tools, tooling systems and solutions to the metalworking, mining, oil and energy industries, and wear-resistant parts for a wide range of industries. Unless otherwise specified, any reference to a "year" is to a fiscal year ended June 30.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented below to assist evaluating our consolidated financial statements.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Kennametal and majority-owned subsidiaries. All significant intercompany balances and transactions are eliminated.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

Temporary cash investments having original maturities of three months or less are considered cash equivalents. Cash equivalents principally consist of investments in money market funds and certificates of deposit.

MARKETABLE EQUITY SECURITIES AVAILABLE-FOR-SALE

Our investment in marketable equity securities is accounted for as an available-for-sale security under Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This investment is reported at fair value, as determined through quoted market sources. The unrealized gain on this investment is recorded as a component of accumulated other comprehensive loss, net of tax.

ACCOUNTS RECEIVABLE

Accounts receivable includes $2.8 million and $2.4 million of receivables from affiliates at June 30, 2001 and 2000, respectively.

INVENTORIES

Inventories are carried at the lower of cost or market. We use the last-in, first-out (LIFO) method for determining the cost of a significant portion of our U.S. inventories. The cost of the remainder of inventories is determined under the first-in, first-out (FIFO) or average cost methods.

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

INTANGIBLE ASSETS

Intangible assets, which include the excess of cost over net assets of acquired companies, are amortized using the straight-line method over periods ranging from two to 40 years. We assess the recoverability of goodwill by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired entities. The carrying value of goodwill would be adjusted to the present value of the future operating cash flows if it cannot be recovered over its remaining life. The net book value of goodwill is $615.3 million and $647.9 million at June 30, 2001 and 2000, respectively.

DEFERRED FINANCING FEES

Fees incurred in connection with new borrowings are capitalized and amortized to interest expense over the life of the related obligation.

EARNINGS PER SHARE

Basic earnings per share is computed using the weighted average number of shares outstanding during the period, while diluted earnings per share is calculated to reflect the potential dilution that occurs related to issuance of capital stock under stock option grants. The difference between basic and diluted earnings per share relates solely to the effect of capital stock options.

For purposes of determining the number of dilutive shares outstanding, weighted average shares outstanding for basic earnings per share calculations were increased for the dilutive effect of unexercised capital stock options by 189,419; 100,653 and 43,453 shares in 2001, 2000 and 1999, respectively. Options to purchase 1.5 million, 1.7 million and 1.8 million shares at June 30, 2001, 2000 and 1999, respectively, are not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price.

REVENUE RECOGNITION

We recognize revenue from product sales upon shipment to the customer and title passes.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs of $18.9 million, $19.2 million and $18.8 million in 2001, 2000 and 1999, respectively, were expensed as incurred.

SHIPPING AND HANDLING FEES AND COSTS

All fees billed to customers for shipping and handling are classified as a component of net sales. All costs associated with shipping and handling are classified as a component of cost of goods sold.

In September 2000, the Emerging Issues Task Force (EITF) finalized EITF Issue 00-10, "Accounting for Shipping and Handling Fees and Costs," to address the diversity in the income statement classification of amounts charged to customers for shipping and handling, as well as for costs incurred related to shipping and handling. The Issue requires all amounts billed to a customer in a sale transaction related to shipping and handling be classified as revenue. The Issue further requires companies to adopt and disclose a policy on the accounting for shipping and handling costs. Such costs may not be netted against revenue, however, disclosure of the amount and classification of these costs is required if material and not included in cost of goods sold. The adoption of this Issue in the June 2001 quarter did not affect reported earnings, however, it resulted in the reclassification of amounts in previously reported financial statements.

INCOME TAXES

Deferred income taxes are recognized based on the future income tax effects (using enacted tax laws and rates) of differences in the carrying amounts of assets and liabilities for financial reporting and tax purposes. A valuation allowance is recognized if it is "more likely than not" that some or all of a deferred tax asset will not be realized.

CHANGE IN ACCOUNTING PRINCIPLE

On July 1, 2000, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," resulting in the recording of current assets of $1.6 million, long-term assets of $1.4 million, current liabilities of $1.3 million, long-term liabilities of $0.7 million, a decrease in accumulated other comprehensive loss of $1.6 million, net of tax, and a loss from the cumulative effect from the change in accounting principle of $0.6 million, net of tax.

FOREIGN CURRENCY TRANSLATION

Assets and liabilities of international operations are translated into U.S. dollars using year-end exchange rates, while revenues and expenses are translated at average exchange rates throughout the year. The resulting net translation adjustments are recorded as a component of accumulated other comprehensive loss.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

From time to time, we use derivative financial instruments to hedge a portion of our exposure to fluctuations in foreign exchange and interest rates. We hedge these exposures in a manner that dampens the effect of changes in foreign exchange and interest rates on consolidated results. We account for derivative instruments as a hedge of the related asset, liability, firm commitment or anticipated transaction when designated as a hedge of such items. We do not enter into derivative transactions for speculative purposes and therefore hold no derivative instruments for trading purposes. Our objective in managing these exposures is to reduce both earnings and cash flow volatility to allow us to focus our attention on our core-business operations.

Forward contracts, purchased options and range forward contracts, designated as cash flow hedges, hedge anticipated cash flows from cross-border intercompany sales of product and services. These contracts mature at various times through August 2002. Gains and losses realized on these contracts at maturity are recorded in accumulated other comprehensive loss, net of tax, and are recognized as a component of other expense, net when the underlying sales of product or services are recognized into earnings. We recognized expense of $0.8 million as a component of other expense, net, in 2001 related to hedge ineffectiveness. The time value component of the fair value of purchased options and range forwards is excluded from the assessment of hedge effectiveness.

Floating-to-fixed interest rate swap agreements, designated as cash flow hedges, hedge our exposure to interest rate changes on a portion of our floating rate debt, and mature at various times through June 2003. We record the fair value of these contracts in the balance sheet, with the offset to accumulated other comprehensive loss, net of tax. The difference between the amounts to be received and paid under interest rate swap agreements is recognized in interest expense.

Forward contracts hedging significant cross-border intercompany loans are considered other derivatives and therefore, not eligible for hedge accounting. These contracts are recorded at fair value in the balance sheet, with the offset to other expense, net.

Based upon foreign exchange and interest rates at June 30, 2001, we expect to recognize into earnings in the next 12 months net current liabilities of $2.1 million related to outstanding derivative instruments and net gains of $0.4 million, recorded in accumulated other comprehensive loss, related to expired derivative instruments.

We have designated the foreign exchange exposure under our Euro Credit Agreement (see Note 8) as a hedge of our net investment in Euro-based subsidiaries. The objective for this designation is to reduce our exposure to fluctuations in accumulated other comprehensive loss due to exchange rate fluctuations. Changes in the value of borrowings under the Euro Credit Agreement due to exchange rate fluctuations are recorded as a component of cumulative translation adjustment, net of tax. A gain of $13.8 million is recorded as a component of cumulative translation adjustment at June 30, 2001.

In June 2001, we accelerated the payment of certain intercompany sales of product from foreign subsidiaries. While this transaction did not affect consolidated June 30, 2001 results, it eliminated a significant portion of hedged anticipated transactions, and therefore, we unwound and discontinued hedge accounting for the related derivative contracts. This resulted in the recognition of gains of $0.6 million, net of hedge ineffectiveness of $0.2 million, as a component of other expense, net. A portion of the gain, $0.2 million, has been deferred in accumulated other comprehensive loss and will be recognized in 2002 as the remaining portion of the anticipated transactions are expected to occur in 2002.

NEW ACCOUNTING STANDARDS

In September 2000, SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FASB Statement No. 125" was issued. SFAS No. 140 revises criteria for accounting for asset securitizations, other financial-asset transfers and collateral and introduces new disclosures, but otherwise carries forward most of SFAS No. 125's provisions without amendment. SFAS No. 140 has an immediate impact through new disclosure requirements and amendments of the collateral provisions of SFAS No.
125. These changes must be applied for fiscal years ending after December 15, 2000. The adoption of SFAS No. 140 did not significantly affect our financial condition at June 30, 2001.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," SFAS No. 142, "Goodwill and Other Intangible Assets," and SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. We do not believe that the prospective adoption of this standard will have a material impact on our consolidated results for 2002.

SFAS No. 142 changes the accounting for goodwill and certain other intangible assets from an amortization method to an impairment only approach. We adopted SFAS No. 142 effective July 1, 2001 and therefore, all goodwill will no longer be amortized to earnings. We will continue to amortize all non-goodwill intangible assets (i.e. patents, non-compete agreements) over their existing remaining useful lives. We are required to complete a transitional goodwill impairment test for all goodwill, at the reporting unit level, by December 31, 2001 and are currently preparing for this test. We incurred expense in 2001 of $21.0 million related to amortizing goodwill.

SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. We are required to adopt this standard on July 1, 2002 and are preparing a plan for implementation.

RECLASSIFICATIONS

Certain amounts in the prior years' consolidated financial statements have been reclassified to conform with the current-year presentation.

NOTE 3 ACQUISITIONS AND DIVESTITURES

In the December 1999 quarter, we engaged an investment bank to explore strategic alternatives regarding our 83 percent-owned subsidiary, JLK Direct Distribution Inc. (JLK), including a possible divestiture. At that time, we believed a divestiture might enhance growth prospects for both Kennametal and JLK by allowing each company to focus on its core competencies. We completed a thorough and disciplined process of evaluating strategic alternatives and on May 2, 2000, decided to terminate consideration of a possible divestiture at that time. We incurred and expensed $0.8 million in costs associated with this evaluation in 2000.

On July 20, 2000, we proposed to the Board of Directors of JLK to acquire the outstanding shares of JLK we did not already own. On September 11, 2000, we announced a definitive merger agreement with JLK to acquire all the outstanding minority shares. Pursuant to the agreement, JLK agreed to commence a cash tender offer for all of its shares of Class A Common Stock at a price of $8.75 per share. The tender offer commenced on October 3, 2000 and expired on November 15, 2000 resulting in JLK reacquiring 4.3 million shares for $37.5 million. Following JLK's purchase of shares in the tender offer, we acquired these shares at the same price in a merger. We incurred transaction costs of $3.3 million, which were included in the total cost of the transaction. JLK incurred costs of $2.1 million associated with the transaction, which were expensed as incurred. The transaction was unanimously approved by the JLK Board of Directors, including its special committee comprised of independent directors of the JLK Board.

In July 2000, Kennametal, JLK and the JLK directors (including one former director) were named as defendants in several putative class action lawsuits. The lawsuits sought an injunction, rescission, damages, costs and attorney fees in connection with our proposal to acquire the outstanding shares of JLK.

On November 3, 2000, we entered into a Memorandum of Understanding (MOU) with respect to a proposed settlement of the lawsuits. The proposed settlement would provide for complete releases of the defendants, as well as among other persons their affiliates and representatives, and would extinguish and enjoin all claims that have been, could have been or could be asserted by or on behalf of any member of the class against the defendants which in any manner relate to the allegations, facts or other matters raised in the lawsuits or which otherwise relate in any manner to the agreement, the offer and the merger. The MOU also provided, among other matters, for the payment by JLK of up to approximately $0.3 million in attorneys' fees and expenses to plaintiffs' counsel. The final settlement of the lawsuits was approved through a definitive stipulation of settlement in June 2001, and no other payment was made.

In April 2001, we sold ATS Industrial Supply, Inc., our industrial supply distributor based in Salt Lake City, Utah, for $6.8 million comprising cash proceeds of $1.0 million and a seller note for $5.8 million. This action resulted in a pretax loss of approximately $5.8 million and is in line with our strategy to refocus the J&L segment on its core catalog business. Annualized sales of this business were approximately $17 million.

NOTE 4 MARKETABLE EQUITY SECURITIES AVAILABLE-FOR-SALE

On January 18, 1999, we entered into a business cooperation agreement with Toshiba Tungaloy Co., Ltd. (TT), a leading Japanese manufacturer of consumable metalcutting products, to enhance the global business prospects of both companies. The agreement includes various joint activities in areas such as product research and development, private labeling, cross-licensing, and sales and marketing. As part of the agreement, we purchased approximately 4.9 percent of the outstanding shares of TT in a private transaction from TT's largest shareholder, Toshiba Corporation, for $15.9 million, including the costs of the transaction. In order to enter into this agreement, we purchased the shares at a predetermined price and therefore, realized a one-time charge of $3.8 million due to the difference between the cost ($15.9 million) and the fair market value of the securities on the date the securities were purchased ($12.1 million). Due to the provisions of this agreement, we were not able to record this difference as an asset. This charge was recorded as a component of operating expense. The gross unrealized gain on this investment is $2.1 million and $14.2 million at June 30, 2001 and 2000, respectively.

NOTE 5 ACCOUNTS RECEIVABLE SECURITIZATION PROGRAM

On June 18, 1999, we entered into an agreement with a financial institution whereby we securitize, on a continuous basis, an undivided interest in a specific pool of our domestic trade accounts receivable. Pursuant to this agreement, we, and several of our domestic subsidiaries, sell our domestic accounts receivable to Kennametal Receivables Corporation, a wholly-owned, bankruptcy-remote subsidiary (KRC). KRC was formed to purchase these accounts receivable and sell participating interests in such accounts receivable to the financial institution which, in turn, purchases and receives ownership and security interests in those assets. As collections reduce the amount of accounts receivable included in the pool, we sell new accounts receivable to KRC which, in turn, securitizes these new accounts receivable with the financial institution.

We are permitted to securitize up to $100.0 million of accounts receivable under this agreement. The financial institution charges us fees based on the level of accounts receivable securitized under this agreement and the commercial paper market rates plus the financial institution's cost to administer the program. The costs incurred under this program, $5.7 million, $5.2 million and $0.2 million in 2001, 2000 and 1999, respectively, are accounted for as a component of other expense, net. At June 30, 2001 and 2000, we securitized accounts receivable of $93.7 million and $88.5 million, respectively, under this program. Our retained interests in securitized accounts receivable is not considered material. In 1999, the proceeds from the securitization were used to permanently reduce a portion of our long-term debt (see Note 8).

NOTE 6 INVENTORIES

Inventories consisted of the following:

(in thousands)                               2001          2000
===============================================================
Finished goods                           $284,801      $306,334
Work in process and powder blends          94,231        96,101
Raw materials and supplies                 32,130        35,707
---------------------------------------------------------------
Inventories at current cost               411,162       438,142
Less LIFO valuation                       (37,941)      (27,257)
---------------------------------------------------------------
Total inventories                        $373,221      $410,885
===============================================================

We used the LIFO method of valuing our inventories for approximately 44 and 45 percent of total inventories at June 30, 2001 and 2000, respectively. We use the LIFO method in order to more closely match current costs with current revenues, thereby reducing the effects of inflation on earnings. In 2001, we recognized $3.6 million primarily related to the scrapping of certain product lines that were discontinued as part of a program to streamline and optimize our catalog product offering (see Note 13). In 1999, we recognized a similar charge of $6.9 million in our global metalworking product offering (see Note 13).

NOTE 7 OTHER CURRENT LIABILITIES

Other current liabilities consisted of the following:

(in thousands)                               2001          2000
===============================================================
Accrued employee benefits                 $21,829       $25,787
Payroll, state and local taxes              9,568         8,255
Accrued interest expense                    2,803         5,123
Other accrued expenses                     49,934        52,635
---------------------------------------------------------------
Total other current liabilities           $84,134       $91,800
===============================================================

NOTE 8 LONG-TERM DEBT AND CAPITAL LEASES

Long-term debt and capital lease obligations consisted of the following:

(in thousands)                               2001          2000
===============================================================
Bank Credit Agreement, revolving
 credit loans, 4.705% to 5.805%
 in 2001 and 7.030% to 7.530%
 in 2000, due in 2003                    $375,000      $606,000
Euro Credit Agreement,
 revolving credit loans, 5.648%
 in 2001, due in 2004                     179,140            --
Borrowings outside the U.S.,
 varying from 1.12% to 14.50%
 in 2001 and 1.00% to 14.50%
 in 2000, due in installments
 through 2013                              13,840        18,798
Lease of office facilities with
 terms expiring through 2008
 at 4.56% to 7.50%                          7,906         7,815
Other                                       8,730         8,928
---------------------------------------------------------------
Total debt and capital leases             584,616       641,541
---------------------------------------------------------------
Less current maturities:
   Long-term debt                            (524)       (2,918)
   Capital leases                          (1,507)         (937)
---------------------------------------------------------------
Total current maturities                   (2,031)       (3,855)
---------------------------------------------------------------
Long-term debt and capital leases        $582,585      $637,686
===============================================================

In 1998, we entered into a $1.4 billion Bank Credit Agreement. Subject to certain conditions, the Bank Credit Agreement permitted term loans of up to $500.0 million and revolving credit loans of up to $900.0 million for working capital, capital expenditures and general corporate purposes. At June 30, 2001, interest payable under revolving credit loans is based on LIBOR plus 0.625%. The Bank Credit Agreement also includes a commitment fee on the revolving credit loans of 0.15% of the unused balance.

The Bank Credit Agreement also contains various restrictive and affirmative covenants requiring the maintenance of certain financial ratios. The term loan was repaid in November 1999. This resulted in an acceleration of the write-off of deferred financing fees of $0.4 million, which was recorded as an extraordinary loss of $0.3 million, net of tax. The revolving credit loans mature on August 31, 2002. In 1999, the term loan was permanently reduced with the net proceeds received from the accounts receivable securitization program (see Note 5).

On December 20, 2000, we entered into a EUR 212.0 million Euro-denominated revolving credit facility (Euro Credit Agreement) to hedge the foreign exchange exposure of our net investment in Euro-based subsidiaries and to diversify our interest rate exposure. Amounts borrowed under the Euro Credit Agreement are required to be used to repay indebtedness under the Bank Credit Agreement and, to the extent the Bank Credit Agreement is repaid, for working capital and general corporate purposes. At June 30, 2001, the Euro Credit Agreement bears interest at EURIBOR plus 0.875%, includes a commitment fee of 0.25% of the unused balance and matures in December 2003.

On January 8, 2001, we borrowed EUR 212.0 million under this facility to meet our obligation under then outstanding Euro-denominated forward contracts. The proceeds from the Euro-denominated forward contracts of $191.1 million were used to repay amounts borrowed under the Bank Credit Agreement. Subsequently, the availability under the Bank Credit Agreement was permanently reduced to $700.0 million, resulting in a write-down of a portion of deferred financing fees of $0.3 million. This charge was recorded as a component of interest expense.

Future principal maturities of long-term debt are $0.5 million, $388.7 million, $179.4 million, $0.2 million and $0.2 million, respectively, in 2002 through 2006.

Future minimum lease payments under capital leases for the next five years in total are as follows:

(in thousands)
===============================================================
2002                                                    $ 1,851
2003                                                      1,668
2004                                                      1,226
2005                                                        884
2006                                                      2,104
After 2006                                                1,373
---------------------------------------------------------------
Total future minimum lease payments                       9,106
Less amount representing interest                        (1,200)
---------------------------------------------------------------
Present value of minimum lease payments                 $ 7,906
===============================================================

NOTE 9 NOTES PAYABLE AND LINES OF CREDIT

Notes payable to banks of $22.5 million and $57.7 million at June 30, 2001 and 2000, respectively, represent short-term borrowings under U.S. and international credit lines with commercial banks. These credit lines, translated into U.S. dollars at June 30, 2001 rates, totaled $111.8 million at June 30, 2001, of which $89.3 million was unused. The weighted average interest rate for short-term borrowings was 5.13 percent and 7.30 percent at June 30, 2001 and 2000, respectively.

NOTE 10 INCOME TAXES

Income before income taxes and the provision for income taxes consisted of following:

(in thousands)                 2001          2000          1999
===============================================================
Income before provision
 for income taxes:
   United States            $35,108      $ 59,679       $36,858
   International             59,221        40,732        41,552
---------------------------------------------------------------
Total income before
 provision for
 income taxes               $94,329      $100,411       $78,410
===============================================================

Current income taxes:
   Federal                  $ 9,663      $ 16,053       $18,300
   State                      5,034         1,729         3,300
   International             15,234        19,861        11,900
---------------------------------------------------------------
Total current income taxes   29,931        37,643        33,500
Deferred income taxes         7,369         6,057          (600)
---------------------------------------------------------------
Provision for
 income taxes               $37,300      $ 43,700       $32,900
===============================================================

Effective tax rate             39.5%         43.5%         42.0%
===============================================================

The reconciliation of income taxes computed using the statutory U.S. income tax rate and the provision for income taxes was as follows:

(in thousands)                    2001          2000          1999
------------------------------------------------------------------
Income taxes at U.S.
 statutory rate                $33,015       $35,144       $27,444
State income taxes,
 net of federal tax benefits     2,696           528         2,397
Nondeductible goodwill           5,557         5,605         5,630
Combined effects of
 international earnings         (4,899)         (123)          203
International losses with
 no related tax benefits         1,135         2,527         1,915
Tax benefits from costs to
 repay senior debt                  --            --        (3,607)
Other                             (204)           19        (1,082)
------------------------------------------------------------------
Provision for
 income taxes                  $37,300       $43,700       $32,900
==================================================================

Deferred tax assets and liabilities consisted of the following:

(in thousands)                               2001          2000
===============================================================
Deferred tax assets:
   Inventory valuation and reserves       $22,735       $19,956
   Other postretirement benefits           18,087        20,658
   Accrued employee benefits               16,771        14,323
   Net operating loss carryforwards        11,820        10,694
   Other                                   10,575         8,865
---------------------------------------------------------------
Total                                      79,988        74,496
Valuation allowance                        (7,411)       (4,108)
---------------------------------------------------------------
Total deferred tax assets                 $72,577       $70,388
===============================================================

Deferred tax liabilities:
   Tax depreciation in excess of book     $43,088       $44,995
   Pension benefits                         9,967         9,709
   Other                                   15,914         4,500
---------------------------------------------------------------
Total deferred tax liabilities            $68,969       $59,204
===============================================================

Deferred income taxes were not provided on cumulative undistributed earnings of international subsidiaries and affiliates. At June 30, 2001, unremitted earnings of non-U.S. subsidiaries were determined to be permanently reinvested. It is not practical to estimate the income tax affect that might be incurred if earnings were remitted to the United States.

Included in deferred tax assets at June 30, 2001 are unrealized tax benefits totaling $11.8 million related to net operating loss carryforwards. The realization of these tax benefits is contingent on future taxable income in certain international operations. Of this amount, $6.2 million relates to net operating loss carryforwards in the United Kingdom and Germany, which can be carried forward indefinitely. The remaining unrealized tax benefits relate to net operating loss carryforwards in certain other international operations that are fully reserved and the majority of which expire over the next five years. At June 30, 2001, we have a valuation allowance of $7.4 million to offset the deferred tax benefits that may not be realized in the foreseeable future, an increase of $3.3 million compared to 2000. Of this increase, $2.0 million relates to historical losses incurred in our J&L Germany subsidiary, which has ceased operations.

NOTE 11 PENSION AND OTHER POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

We sponsor several pension plans that cover substantially all employees. Pension benefits under defined benefit pension plans are based on years of service and, for certain plans, on average compensation immediately preceding retirement. Pension costs are determined in accordance with SFAS No. 87, "Employers' Accounting for Pensions." We fund pension costs in accordance with the funding requirements of the Employee Retirement Income Security Act of 1974, as amended, for U.S. plans and in accordance with local regulations or customs for non-U.S. plans. In 2000, we made a qualified transfer of pension assets of $2.2 million from a U.S. pension plan to pay for medical benefit claims and administrative expenses incurred for postretirement health care benefits.

We presently provide varying levels of postretirement health care and life insurance benefits to most U.S. employees. Postretirement health care benefits are available to employees and their spouses retiring on or after age 55 with ten or more years of service after age 40. Beginning with retirements on or after January 1, 1998, our portion of the costs of postretirement health care benefits will be capped at 1996 levels.

The funded status of our pension plans and amounts recognized in the consolidated balance sheets were as follows:

(in thousands)                                      2001          2000
======================================================================
Change in benefit obligation:
Benefit obligation, beginning of year           $354,314     $ 357,102
Service cost                                      11,317        13,414
Interest cost                                     26,368        25,187
Participant contributions                            722           857
Actuarial (gains) losses                           4,562       (21,754)
Benefits paid                                    (18,649)      (17,818)
Effect of curtailment and other                      305           937
Foreign currency translation adjustments          (5,244)       (3,611)
----------------------------------------------------------------------
Benefit obligation, end of year                 $373,695     $ 354,314
======================================================================

Change in plan assets:
Fair value of plan assets,
 beginning of year                              $472,208     $ 460,957
Actual return on plan assets                     (10,433)       29,242
Company contributions                              2,501         1,709
Participant contributions                            722           857
Pension asset transfer                                --        (2,250)
Benefits paid                                    (18,649)      (17,818)
Other                                               (660)        1,266
Foreign currency translation adjustments          (2,472)       (1,755)
----------------------------------------------------------------------
Fair value of plan assets, end of year          $443,217     $ 472,208
======================================================================

Funded status of plans                          $ 69,522     $ 117,894
Unrecognized transition obligation                (1,268)       (3,109)
Unrecognized prior service cost                    4,451         4,654
Unrecognized actuarial gains                     (55,860)     (117,220)
Minimum pension liability                         (8,906)       (4,206)
----------------------------------------------------------------------
Net accrued benefit (obligation)                $  7,939     $  (1,987)
======================================================================

Amounts recognized in the
 balance sheet consist of:
Prepaid benefit                                 $ 32,205     $  27,096
Accrued benefit obligation                       (24,266)      (29,083)
----------------------------------------------------------------------
Net accrued benefit (obligation)                $  7,939     $  (1,987)
======================================================================

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

Included in the above information are international pension plans with accumulated benefit obligations exceeding the fair value of plan assets as follows:

(in thousands)                               2001          2000
===============================================================
Projected benefit obligation              $54,279       $52,860
Accumulated benefit obligation             53,283        51,960
Fair value of plan assets                  28,263        31,136
===============================================================


The components of net pension benefit include the following:

(in thousands)                 2001          2000          1999
===============================================================
Service cost               $ 11,317      $ 13,414      $ 12,126
Interest cost                26,368        25,187        18,268
Expected return on
 plan assets                (43,526)      (39,388)      (30,505)
Amortization of
 transition obligation       (2,052)       (2,030)       (2,140)
Amortization of
 prior service cost             428           514           551
Recognition of
 actuarial gains             (2,836)       (1,662)       (2,709)
---------------------------------------------------------------
Net benefit                $(10,301)     $ (3,965)     $ (4,409)
===============================================================

The significant actuarial assumptions used to determine the present value of net pension obligations were as follows:

                                          2001            2000            1999
==============================================================================
Discount rate:
   U.S. plans                              7.5%            8.0%            7.5%
   International plans               5.5 - 6.8%      5.5 - 7.0%      5.5 - 6.5%
Rate of future salary increases:
   U.S. plans                              4.5%            4.5%            4.5%
   International plans               3.0 - 4.3%      3.5 - 4.3%      3.0 - 4.3%
Rate of return on plan assets:
   U.S. plans                             10.0%           10.0%            9.5%
   International plans               6.5 - 8.0%      6.5 - 8.0%      6.5 - 7.0%
==============================================================================

The funded status of our other postretirement benefit plan and amounts recognized in the consolidated balance sheets were as follows:

(in thousands)                                     2001          2000
=====================================================================
Change in benefit obligation:
Benefit obligation, beginning of year          $ 36,064      $ 37,922
Service cost                                      1,130         1,168
Interest cost                                     2,744         2,536
Actuarial (gains) losses                          4,667        (2,219)
Benefits paid                                    (3,483)       (3,343)
---------------------------------------------------------------------
Benefit obligation, end of year                $ 41,122      $ 36,064
---------------------------------------------------------------------

Funded status of plans                         $(41,122)     $(36,064)
Unrecognized prior service cost                   1,484         1,890
Unrecognized actuarial gains                     (4,823)      (10,242)
---------------------------------------------------------------------
Net accrued obligation                         $(44,461)     $(44,416)
=====================================================================

The components of other postretirement cost include the following:

(in thousands)                 2001          2000          1999
===============================================================
Service cost                 $1,130        $1,168        $1,196
Interest cost                 2,744         2,536         2,633
Amortization of prior
 service cost                   406           406           406
Recognition of
 actuarial gains               (753)         (465)         (286)
---------------------------------------------------------------
Net cost                     $3,527        $3,645        $3,949
===============================================================

Accrued postretirement benefit obligations of $41.1 million at both June 30, 2001 and 2000 are included in other long-term liabilities. The discount rate used to determine the present value of the other postretirement benefit obligation was 7.5%, 8.0% and 7.5% in 2001, 2000 and 1999, respectively. The annual assumed rate of increase in the per capita cost of covered benefits (the health care cost trend rate) for health care plans was 7.5% in 2001 and was assumed to decrease gradually to 5.0% in 2006 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the cost components and obligation for the health care plans. A change of one percentage point in the assumed health care cost trend rates would have the following effects on the total service and interest cost components of other postretirement cost and the other postretirement benefit obligation at June 30, 2001:

(in thousands)                           1% Increase   1% Decrease
==================================================================
Effect on total of service and
 interest cost components                     $  190       $  (160)
Effect on other postretirement
 benefit obligation                            1,580        (1,420)
==================================================================

We also sponsor several defined contribution pension plans. Pension costs for defined contribution plans were $12.1 million, $9.8 million and $9.5 million in 2001, 2000 and 1999, respectively. Effective October 1, 1999, company contributions to U.S. defined contribution pension plans are made primarily in our capital stock, resulting in the issuance of 386,544 and 268,964 shares during 2001 and 2000, respectively, with a market value of $10.8 million and $7.6 million, respectively.

We provide for postemployment benefits pursuant to SFAS No. 112, "Employers' Accounting for Postemployment Benefits." We accrue the cost of separation and other benefits provided to former or inactive employees after employment but before retirement. Postemployment benefit costs were not significant in 2001, 2000 and 1999.

NOTE 12 ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss consist of the following:

(in thousands)                                     2001          2000
=====================================================================
Unrealized gain on marketable equity
 securities available-for-sale, net of tax     $  1,284      $  8,663
Unrealized losses on derivatives
 designated and qualified as
 cash flow hedges, net of tax                    (2,522)           --
Minimum pension liability
 adjustment, net of tax                          (3,520)         (850)
Foreign currency translation
 adjustments                                    (67,132)      (55,056)
---------------------------------------------------------------------
Total accumulated other
 comprehensive loss                            $(71,890)     $(47,243)
=====================================================================


NOTE 13 RESTRUCTURING AND ASSET IMPAIRMENT CHARGES

In the September 2000 quarter, we began to implement a business improvement plan in the J&L Industrial Supply (J&L) and Full Service Supply (FSS) segments. We anticipate costs of $15 to $20 million associated with this plan. In the J&L segment for 2001, we recorded a restructuring and asset impairment charge of $2.5 million for severance for 115 individuals, $1.8 million associated with the closure of 11 underperforming satellite locations, including the German operations, and $0.7 million for the exiting of three warehouses. This includes a $0.4 million non-cash write-down of the book value of certain property, plant and equipment, net of salvage value, that we determined would no longer be utilized in ongoing operations. The charge for exiting the warehouses and the satellite closures includes a non-cash write-down, net of salvage value, of $0.6 million primarily related to inventory that was abandoned and not relocated. J&L also finalized and implemented a program to optimize the overall catalog product offering. We identified certain products that would no longer be offered to customers and scrapped these products, resulting in a non-cash charge of $3.0 million, net of salvage value. These charges were recorded as a component of cost of goods sold. In the FSS segment for 2001, we recorded restructuring charges of $0.6 million for severance related to eight individuals. The costs accrued for these plans were based on estimates using the latest information available at the time that the accrual was established. We incurred period costs of $0.3 million related to these initiatives in 2001 which were included in cost of goods sold as incurred.

Beginning in March 2001, we took actions to reduce our salaried work force in response to the weakened U.S. manufacturing sector. As a result of implementing this core-business resize program, we recorded a restructuring charge of $4.6 million related to severance for 209 individuals. This program is completed. We continue to review our business strategies and pursue other cost-reduction activities in all business segments, some of which could result in future charges. The components of the 2001 charges and the restructuring accrual at June 30, 2001 are as follows:

                                                            Total         Asset           Cash     June 30,
(in thousands)                                             Charge   Write-Downs   Expenditures         2001
===========================================================================================================
J&L business improvement program:
   Product pruning                                        $ 3,024       $(3,024)       $    --       $   --
   Employee severance                                       2,475            --         (2,224)         251
   Facility closures                                        2,453          (987)          (526)         940
FSS business improvement program                              571            --           (430)         141
Core-business resize program                                4,583            --         (2,247)       2,336
-----------------------------------------------------------------------------------------------------------
Total                                                     $13,106       $(4,011)       $(5,427)      $3,668
===========================================================================================================

In November 1999, we announced plans to close, consolidate or downsize several plants, warehouses and offices, and associated work force reductions as part of our overall plan to increase asset utilization and financial performance, and to reposition us to become the premier tooling solutions supplier. We implemented these programs throughout 2000 and they are substantially complete. The costs accrued for the implemented programs were based upon estimates using the latest information available at the time that the accrual was established. The components of the charges are as follows:

                                                                         Incremental          Initial
                                                 Total          Asset        Pension    Restructuring
(in thousands)                                  Charge    Write-Downs     Obligation        Liability
=====================================================================================================
Asset impairment charges                       $ 4,808        $(4,808)         $  --          $    --
Employee severance                               7,396             --           (787)           6,609
Product rationalization                            100           (100)            --               --
Facility rationalizations                        6,322         (1,470)          (205)           4,647
-----------------------------------------------------------------------------------------------------
Total                                          $18,626        $(6,378)         $(992)         $11,256
=====================================================================================================

In conjunction with our ongoing review of underperforming businesses, certain assets are reviewed for impairment pursuant to the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." An asset impairment charge of $1.7 million was recorded, related to a metalworking manufacturing operation in Shanghai, China. This operation became fully operational in 1998 and at the time of review, had not generated the performance that was expected at the time we entered into this market. We performed an in-depth review of the operations, capacity utilization and the local management team, and engaged a consultant to perform an independent review of the same. These reviews enabled us to determine that the market served by this operation is not expected to develop to the extent originally anticipated, but that the operations were in good working order, utilized modern technology, and the management team in place was competent. We also determined that this facility had excess capacity given the level of market demand.

Accordingly, we updated our operating forecast to reflect the current market demand. In comparing the undiscounted projected cash flows of the updated forecast to the net book value of the assets of this operation, we determined that the full value of these assets would not be recoverable. Accordingly, a charge was recorded to adjust the carrying value of the long-lived assets of this operation to fair value. The estimated fair value of these assets was based on various methodologies, including a discounted value of estimated future cash flows.

The product rationalization charge of $0.1 million represents the write-down of certain discontinued product lines manufactured in these operations. We manufactured these products specifically for the market served by these operations and we determined that these products are no longer salable.
This charge has been recorded as a component of cost of goods sold.

We recorded an asset impairment charge of $2.8 million related to the write-down of equipment in our North American metalworking operations and $0.3 million in our engineered products operations. In connection with the repositioning of the company, we completed an assessment of the assets currently being used in these operations and determined that these assets were not going to be further utilized in conducting these operations. This amount represents the write-down of the book value of the assets, net of salvage value.

The charge for facility rationalizations relates to employee severance for 153 employees and other exit costs associated with the closure or downsizing of a metalworking manufacturing operation in Kingswinford, United Kingdom, a circuit board drill plant in Janesville, Wisc., a German warehouse facility, and several offices in the Asia Pacific region and South America. Included in this charge is an incremental pension obligation of $0.2 million due to a plan curtailment. This amount is included in the pension obligation and is presented as a component of other liabilities. The charge also includes $3.4 million for employee severance for 41 employees and other exit costs associated with the closure of a mining and construction manufacturing operation in China and the exit of the related joint venture.

We accrued $7.4 million related to severance packages provided to 171 hourly and salaried employees terminated in connection with a global work force reduction. Included in this charge is an incremental pension obligation of $0.8 million, incurred as a result of the severance packages provided. This amount is included in the pension obligation and is presented as a component of other liabilities.

The costs related to the asset impairment charges, employee severance and facility rationalizations of $18.5 million are recorded as restructuring and asset impairment charges. The costs charged against the restructuring accrual as of June 30, 2001 and 2000 were as follows:

                                                                   Beginning            Cash                       June 30,
(in thousands)                                                       Accrual    Expenditures      Adjustments          2000
===========================================================================================================================
Employee severance                                                   $ 6,609         $(4,076)            $ --        $2,533
Facility rationalizations                                              4,647          (1,129)              --         3,518
---------------------------------------------------------------------------------------------------------------------------
Total                                                                $11,256         $(5,205)            $ --        $6,051
===========================================================================================================================

                                                                    June 30,            Cash                    June 30,
(in thousands)                                                          2000    Expenditures      Adjustments       2001
========================================================================================================================

Employee severance                                                   $ 2,533         $(2,475)            $ 95      $ 153
Facility rationalizations                                              3,518          (1,296)              47      2,269
------------------------------------------------------------------------------------------------------------------------
Total                                                                $ 6,051         $(3,771)            $142     $2,422
========================================================================================================================


In 2001, we incurred period costs of $0.3 million related to these initiatives which were included in cost of goods sold as incurred. The adjustments to the accruals are due to differences in actual amounts paid to certain individuals and incurred to rationalize facilities compared to what was initially anticipated. These adjustments were recorded as a component of restructuring and asset impairment charge.

In 2000, we incurred period costs of $0.8 million related to these initiatives, and costs of $1.7 million associated with the implementation of lean manufacturing techniques, both of which were included in costs of goods sold as incurred.

In March 1999, we completed restructuring plans, including several programs to reduce costs, improve operations and enhance customer satisfaction. The costs accrued for these plans were based on estimates using the latest information available at the time that the accrual was established. The components of the charges are as follows:

                                           Asset Write-
                                          Downs & Other          Initial
                                 Total         Non-Cash    Restructuring
(in thousands)                  Charge      Adjustments        Liability
=========================================================================
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
========================================================================

The product rationalization charge represents a write-down of certain product lines that were discontinued as part of a program to streamline and optimize our global metalworking product offering. This charge is net of salvage value and was recorded as a component of cost of goods sold. Estimated salvage values were based on estimates of proceeds to be realized through the sale of this inventory outside the normal course of business.

The program resulted in a reduction in the number of products offered from an estimated 58,000 to 38,000 and was an extension of our initiative to reduce the number of our North American warehouses. By streamlining the product offering, we have improved customer service and inventory turnover, allowed for more efficient operations, thereby reducing costs and improving capacity utilization, and eliminated redundancy in our product offering. Sales of these products represented less than five percent of global metalworking sales. We proactively converted customers from these older products to newer products.

We also initiated plans to close a drill manufacturing plant in Solon, Ohio. The manufacturing of products made at this plant was relocated to other existing plants in the United States. The closure eliminated excess capacity at other plant locations. We decommissioned the existing plant and sold the property in 2001. The charge consists of employee termination benefits for 155 hourly and salaried employees, which is substantially all employees at this plant, and the write-down of assets included in property, plant and equipment, net of salvage value.

The costs resulting from the relocation of employees, hiring and training new employees and other costs resulting from the temporary duplication of certain operations incurred in 2000 and 1999 were $2.1 million and $0.4 million, respectively, and were included in cost of goods sold as incurred.

An asset impairment charge was recorded to write-down, to fair market value, an investment in and net receivables from certain mining and construction international operations in emerging markets as a result of changing market conditions in the regions these operations serve. In the March 1999 quarter, we completed a study of these operations, the markets for these products, and the current economic situation in these regions, to provide recommendations for solving operational concerns. As a result of this study and continued economic deterioration in these regions, we determined that the carrying amount of our investment in and net receivables from these operations would not be recoverable.

A voluntary early retirement benefit program was offered to and accepted by 34 domestic employees. In exchange for their retirement, we will provide those employees pension and health benefits that would have been earned by the employees through their normal retirement date. As a result of providing these additional pension benefits, $2.4 million of the total cost was funded through our pension plan. There are no tax benefits associated with this cost as we may only deduct actual cash payments made to the pension plan.

The charges for the plant closure, the write-down of the investment in and net receivables from certain international operations, and the voluntary early retirement benefit program are recorded as the restructuring and asset impairment charges. The costs charged against the restructuring accrual as of June 30, 2001, 2000 and 1999 were as follows:

                                                           Beginning              Cash                      June 30,
(in thousands)                                               Accrual      Expenditures      Adjustments         1999
====================================================================================================================
Plant closure                                                 $2,200           $    --            $  --       $2,200
Voluntary early retirement program                             1,518              (151)              --        1,367
--------------------------------------------------------------------------------------------------------------------
Total                                                         $3,718           $  (151)           $  --       $3,567
--------------------------------------------------------------------------------------------------------------------

                                                            June 30,              Cash                      June 30,
(in thousands)                                                  1999      Expenditures      Adjustments         2000
====================================================================================================================
Plant closure                                                 $2,200           $(2,046)           $ 595       $  749
Voluntary early retirement program                             1,367              (602)              --          765
--------------------------------------------------------------------------------------------------------------------
Total                                                         $3,567           $(2,648)           $ 595       $1,514
====================================================================================================================

                                                            June 30,              Cash                      June 30,
(in thousands)                                                  2000      Expenditures      Adjustments         2001
====================================================================================================================
Plant closure                                                 $  749           $(1,025)           $ 276       $   --
Voluntary early retirement program                               765              (372)              --          393
--------------------------------------------------------------------------------------------------------------------
Total                                                         $1,514           $(1,397)           $ 276       $  393
====================================================================================================================

In 2001, the adjustment to the plant closure is due to incremental costs incurred to close this plant, prior to its disposition in 2001. Additionally, we recorded an adjustment of $0.4 million related to the recovery of accounts receivable associated with the write-down of an investment in and net receivables from certain mining and construction operations in emerging markets. These net adjustments of $0.1 million are recorded as a component of restructuring and asset impairment charge.

In 2000, the adjustment to the accrual for the plant closure is due to the receipt of more value upon disposition of equipment than initially anticipated. This adjustment was not included in the determination of net income for 2000.

NOTE 14 FINANCIAL INSTRUMENTS

The fair values of our financial instruments at June 30, 2001 and 2000 approximate the carrying values of such instruments. The methods used to estimate the fair value of our financial instruments are as follows:

CASH AND EQUIVALENTS, CURRENT MATURITIES OF LONG-TERM DEBT AND
NOTES PAYABLE TO BANKS

The carrying amounts approximate their fair value because of the short maturity of the instruments.

MARKETABLE EQUITY SECURITIES

The fair value is estimated based on the quoted market price of this security, as adjusted for the currency exchange rate at June 30.

LONG-TERM DEBT

Fair value was determined using discounted cash flow analysis and our incremental borrowing rates for similar types of arrangements.

FOREIGN EXCHANGE CONTRACTS

The notional amount of outstanding foreign exchange contracts, translated at current exchange rates, were $109.7 million and $148.4 million at June 30, 2001 and 2000, respectively. We would have received $1.6 million and $2.0 million at June 30, 2001 and 2000, respectively, to settle these contracts, representing the fair value of these agreements. Due to the adoption of SFAS No. 133 effective July 1, 2000, the carrying value equals the fair value for these contracts at June 30, 2001. Fair value approximated the carrying value at June 30, 2000. Fair value was estimated based on quoted market prices of comparable instruments.

INTEREST RATE SWAP AGREEMENTS

At June 30, 2001 and 2000, we had interest rate swap agreements outstanding that effectively convert a notional amount of $200.0 million and $300.0 million, respectively, of debt from floating to fixed interest rates. The agreements outstanding at June 30, 2001 mature at various times between April 2002 and June 2003. At June 30, 2001, we would have paid $6.6 million, and at June 30, 2000, we would have received $1.8 million, to settle our interest rate swap agreements, which represents the fair value of these agreements. Due to the adoption of SFAS No. 133 effective July 1, 2000, the carrying value equals the fair value for these contracts at June 30, 2001. Fair value was estimated based on the mark-to-market value of the contracts which closely approximates the amount that we would receive or pay to terminate the agreements at year end.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of temporary cash investments and trade receivables. By policy, we make temporary cash investments with high credit quality financial institutions. With respect to trade receivables, concentrations of credit risk are significantly reduced because we serve numerous customers in many industries and geographic areas.

We are exposed to counterparty credit risk for nonperformance and, in the unlikely event of nonperformance, to market risk for changes in interest and currency rates. We manage exposure to counterparty credit risk through credit standards, diversification of counterparties and procedures to monitor concentrations of credit risk. We do not anticipate nonperformance by any of the counterparties. As of June 30, 2001 and 2000, we had no significant concentrations of credit risk.

NOTE 15 STOCK OPTIONS, AWARDS AND PURCHASE PLAN

Stock options generally are granted to eligible employees at fair market value at the date of grant. Options are exercisable under specified conditions for up to ten years from the date of grant. We have four plans under which options may be granted: the 1992 plan, the 1996 plan and two 1999 plans. No options may be granted under the 1992 plan after October 2002, no options may be granted under the 1996 plan after October 2006 and no options may be granted under the 1999 plans after April and October 2009. No charges to income have resulted from grants under the 1992 and 1996 plans.

Under provisions of the plans, participants may deliver our stock, owned by the holder for at least six months, in payment of the option price and receive credit for the fair market value of the shares on the date of delivery. The fair value of shares delivered in 2001 were $0.2 million. Shares delivered in 2000 and 1999 were not significant.

We measure compensation expense related to stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, at the time options are granted, no compensation expense was recognized in the accompanying consolidated financial statements due to the option strike price being greater than or equal to the market value of the stock on the grant date. If compensation expense was determined based on the estimated fair value of options granted in 2001, 2000 and 1999, consistent with the methodology in SFAS No. 123, "Accounting for Stock Based Compensation," our 2001, 2000 and 1999 net income and earnings per share would be reduced to the pro forma amounts indicated below:

(in thousands, except per share data)           2001          2000         1999
===============================================================================
Net income:
   As reported                               $53,288       $51,710      $39,116
   Pro forma                                  50,802        50,287       37,489
Basic earnings per share:
   As reported                                  1.74          1.71         1.31
   Pro forma                                    1.66          1.66         1.25
Diluted earnings per share:
   As reported                                  1.73          1.70         1.31
   Pro forma                                    1.65          1.66         1.25
===============================================================================

The fair values of the options granted were estimated on the date of their grant using the Black-Scholes option-pricing model based on the following weighted average assumptions:

                                               2001           2000          1999
================================================================================
Risk-free interest rate                         5.9%           6.6%          5.1%
Expected life (years)                             5              5             5
Expected volatility                            33.2%          31.1%         24.4%
Expected dividend yield                         2.4%           2.5%          2.6%
================================================================================

Stock option activity for 2001, 2000 and 1999 is set forth below:

                                                                    2001                         2000                         1999
                                                ========================     ========================     ========================
                                                                Weighted                     Weighted                     Weighted
                                                                 Average                      Average                      Average
(number of options)                             Options   Exercise Price     Options   Exercise Price     Options   Exercise Price
==================================================================================================================================
Options outstanding, beginning of year        2,856,298           $33.05   2,635,256           $33.84   1,620,206           $38.40
Granted                                         726,850            25.51     317,600            27.01   1,127,750            26.78
Exercised                                      (263,719)           22.48     (20,808)           19.81     (52,950)           23.72
Lapsed and forfeited                           (405,993)           34.40     (75,750)           38.86     (59,750)           39.47
----------------------------------------------------------------------------------------------------------------------------------
Options outstanding, end of year              2,913,436           $32.08   2,856,298           $33.05   2,635,256           $33.84
----------------------------------------------------------------------------------------------------------------------------------
Options exercisable, end of year              1,959,311           $34.99   2,025,723           $35.30   1,808,308           $36.54
----------------------------------------------------------------------------------------------------------------------------------
Weighted average fair value of options
 granted during the year                                          $ 7.95                       $ 8.30                       $ 6.02
==================================================================================================================================

Stock options outstanding at June 30, 2001:

                                                               Options Outstanding                             Options Exercisable
===================================================================================       ========================================
                                                        Weighted
                                                         Average
                                                       Remaining           Weighted                                       Weighted
Range of                                             Contractual            Average                                        Average
Exercise Prices                         Options     Life (years)     Exercise Price                     Options     Exercise Price
==================================================================================================================================

$16.94 - $23.98                         405,947            7.80              $22.90                     327,795             $23.06
          24.47                         474,100            9.06               24.47                          --                 --
 24.75 -  26.07                         327,495            6.99               25.52                     191,995              25.40
 26.41 -  31.31                         452,910            7.75               28.23                     322,828              28.41
          31.69                         313,334            7.08               31.69                     209,209              31.69
 31.84 -  38.00                         386,450            5.04               36.49                     354,284              36.51
          48.56                         397,200            6.08               48.56                     397,200              48.56
 49.25 -  53.97                         156,000            6.50               51.91                     156,000              51.91
----------------------------------------------------------------------------------------------------------------------------------
                                      2,913,436            7.16              $32.08                   1,959,311             $34.99
==================================================================================================================================

In addition to stock option grants, several plans permit the award of restricted stock to directors, officers and key employees. During 2001, 2000 and 1999, we granted restricted stock awards of 75,790, 34,800 and 113,000 shares, respectively, which vest over periods of two to six years from the grant date. For some grants, vesting may accelerate due to achieving certain performance goals. Accordingly, a portion of the total cost of these awards of $1.9 million, $1.1 million and $3.1 million for 2001, 2000 and 1999, respectively, is considered unearned compensation. In 1999, additional unearned compensation of $0.4 million was recognized related to the difference in the stock price between the date of an option grant and the date the employee commenced employment. This option award vests over a three-year period from the grant date. Unearned compensation is amortized to expense over the vesting period. Compensation expense related to these awards was $2.6 million, $1.6 million and $0.1 million in 2001, 2000 and 1999, respectively.

On October 24, 2000, our shareowners approved the Employee Stock Purchase Plan (ESPP), which provides for the purchase by employees of up to 1.5 million shares of capital stock through payroll deductions. Employees who choose to participate in the ESPP receive an option to purchase capital stock at a discount equal to the lower of 85 percent of the fair market value of the capital stock on the first or last day of a purchase period. The ESPP was launched on February 1, 2001 and employees purchased 11,538 shares under the ESPP through June 30, 2001.

NOTE 16 ENVIRONMENTAL MATTERS

We are involved in various environmental cleanup and remediation activities at several of our manufacturing facilities. In addition, we are currently named as a potentially responsible party (PRP) at several Superfund sites in the United States. In December 1999, we recorded a remediation reserve of $3.0 million with respect to our involvement in these matters, which is recorded as a component of operating expense. This represents our best estimate of the undiscounted future obligation based on our evaluations and discussions with outside counsel and independent consultants, and the current facts and circumstances related to these matters. We recorded this liability because certain events occurred, including the identification of other PRPs, an assessment of potential remediation solutions and direction from the government for the remedial action plan, that clarified our level of involvement in these matters and our relationship to other PRPs. This led us to conclude that it was probable that a liability had been incurred. Through June 30, 2001, we have incurred costs of $0.4 million, which were charged against this accrual.

In addition to the amount currently reserved, we may be subject to loss contingencies related to these matters estimated to be up to an additional $3.0 million. We believe that such undiscounted unreserved losses are reasonably possible but are not currently considered to be probable of occurrence. The reserved and unreserved liabilities could change substantially in the near term due to factors such as the nature and extent of contamination, changes in remedial requirements, technological changes, discovery of new information, the financial strength of other PRPs, the identification of new PRPs and the involvement of and direction taken by the government on these matters.

We maintain a Corporate Environmental, Health and Safety (EH&S) Department, as well as an EH&S Policy Committee, to ensure compliance with environmental regulations and to monitor and oversee remediation activities. In addition, we have established an EH&S administrator at all our global manufacturing facilities. Our financial management team periodically meets with members of the Corporate EH&S Department and the Corporate Legal Department to review and evaluate the status of environmental projects and contingencies. On a quarterly basis, we establish or adjust financial provisions and reserves for environmental contingencies in accordance with SFAS No. 5, "Accounting for Contingencies."

NOTE 17 RIGHTS PLAN

On July 24, 2000, our Board of Directors adopted a new shareowner rights plan to replace our existing plan, which has been in effect since 1990. The new plan became effective upon the expiration of the existing plan on November 2, 2000 and provided for the distribution to shareowners of one stock purchase right for each share of capital stock held as of September 5, 2000. Each right entitles a shareowner to buy 1/100th of a share of a new series of preferred stock at a price of $120 (subject to adjustment).

The rights are exercisable only if a person or group of persons acquires or intends to make a tender offer for 20 percent or more of our capital stock. If any person acquires 20 percent of the capital stock, each right will entitle the shareowner to receive that number of shares of capital stock having a market value of two times the exercise price. If we are acquired in a merger or other business combination, each right will entitle the shareowner to purchase at the exercise price that number of shares of the acquiring company having a market value of two times the exercise price. The rights will expire on November 2, 2010 and are subject to redemption at $0.01 per right.

NOTE 18 SEGMENT DATA

In September 2000, we reorganized the financial reporting of our operations to focus on global business units consisting of Metalworking Solutions & Services Group (MSSG), Advanced Materials Solutions Group (AMSG) and JLK/Industrial Supply, and corporate functional shared services. Subsequent to the acquisition of the minority shares of JLK, we split the financial reporting of these operations into two units, J&L and FSS. We also changed our internal reporting structure to add the operations of an integrated supply business to FSS, that was previously reported in J&L. The results of all periods presented have been restated to conform to the new reporting structure. The presentation of segment information reflects the manner in which we organize segments for making operating decisions and assessing performance.

Intersegment sales are accounted for at arm's-length prices, reflecting prevailing market conditions within the various geographic areas. Such sales and associated costs are eliminated in the consolidated financial statements.

Sales to a single customer did not aggregate 10 percent or more of total sales in 2001, 2000 or 1999. Export sales from U.S. operations to unaffiliated customers were $78.7 million, $75.8 million and $69.9 million in 2001, 2000 and 1999, respectively.

METALWORKING SOLUTIONS & SERVICES GROUP

In the MSSG segment, we provide consumable metalcutting tools and tooling systems to manufacturing companies in a wide range of industries throughout the world. Metalcutting operations include turning, boring, threading, grooving, milling and drilling. Our tooling systems consist of a steel toolholder and an indexable cutting tool such as an insert or drill made from cemented tungsten carbides, high-speed steel and other hard materials. We also provide solutions to our customers' metalcutting needs through engineering services aimed at improving their competitiveness.

ADVANCED MATERIALS SOLUTIONS GROUP

In the AMSG segment, the principal business is the production and sale of cemented tungsten carbide products used in mining and highway construction, engineered applications, including circuit board drills, compacts and other similar applications. These products have technical commonality to our core metalworking products. We also sell metallurgical powders to manufacturers of cemented tungsten carbide products.

J&L INDUSTRIAL SUPPLY

In this segment, we provide metalworking consumables and related products to small- and medium-sized manufacturers in the United States and the United Kingdom. J&L markets products and services through annual mail-order catalogs and monthly sale flyers, telemarketing, retail stores, the Internet and field sales.

FULL SERVICE SUPPLY

In the FSS segment, we provide metalworking consumables and related products to medium- and large-sized manufacturers in the United States and Canada. FSS offers integrated supply programs that provide inventory management systems, just-in-time availability and programs that focus on total cost savings.

Segment detail is summarized as follows:

(in thousands)                      2001            2000            1999
========================================================================
External sales:
   MSSG                       $  999,813      $1,029,395      $1,046,054
   AMSG                          352,933         345,447         349,210
   J&L Industrial Supply         296,264         333,061         368,579
   Full Service Supply           158,886         158,675         151,118
------------------------------------------------------------------------
Total external sales          $1,807,896      $1,866,578      $1,914,961
========================================================================

Intersegment sales:
   MSSG                       $  111,780      $  134,398      $  108,994
   AMSG                           28,167          25,263          29,384
   J&L Industrial Supply           3,823           5,038           4,259
   Full Service Supply             5,278           7,827          11,919
------------------------------------------------------------------------
Total intersegment sales      $  149,048      $  172,526      $  154,556
========================================================================

Total sales:
   MSSG                       $1,111,593      $1,163,793      $1,155,048
   AMSG                          381,100         370,710         378,594
   J&L Industrial Supply         300,087         338,099         372,838
   Full Service Supply           164,164         166,502         163,037
------------------------------------------------------------------------
Total sales                   $1,956,944      $2,039,104      $2,069,517
========================================================================

Operating income:
   MSSG                       $  130,558      $  131,676      $  119,702
   AMSG                           43,270          41,204          38,693
   J&L Industrial Supply           3,689          17,208          19,812
   Full Service Supply             7,541          12,021          15,043
   Corporate                     (28,658)        (43,330)        (46,007)
------------------------------------------------------------------------
Total operating income           156,400         158,779         147,243
Interest expense                  50,381          55,079          68,594
Other expense, net                11,690           3,289             239
------------------------------------------------------------------------
Income before income
 taxes and
 minority interest            $   94,329      $  100,411      $   78,410
========================================================================

Depreciation and
 amortization:
   MSSG                       $   62,374      $   64,727      $   63,822
   AMSG                           21,024          21,892          19,486
   J&L Industrial Supply           8,400           9,044           8,458
   Full Service Supply               804             342             291
   Corporate                       4,695           5,641           3,934
------------------------------------------------------------------------
Total depreciation
 and amortization             $   97,297      $  101,646      $   95,991
========================================================================

Equity income (loss):
   MSSG                       $      470      $      615      $      650
   AMSG                              (15)            (18)           (777)
------------------------------------------------------------------------
Total equity income (loss)    $      455      $      597      $     (127)
========================================================================

(in thousands)                      2001            2000             1999
=========================================================================
Total assets:
   MSSG                        $ 937,863      $  978,188       $1,039,854
   AMSG                          429,981         475,741          510,034
   J&L Industrial Supply         224,939         218,247          204,721
   Full Service Supply            63,056          69,435           68,957
   Corporate                     169,603         199,510          176,914
-------------------------------------------------------------------------
Total assets                  $1,825,442      $1,941,121       $2,000,480
=========================================================================

Capital expenditures:
   MSSG                       $   32,913      $   35,125       $   63,722
   AMSG                            7,947           7,235           16,116
   J&L Industrial Supply           2,679           6,939            9,441
   Full Service Supply               439             760              240
   Corporate                      15,951             604            5,474
-------------------------------------------------------------------------
Total capital expenditures    $   59,929      $   50,663       $   94,993
=========================================================================

Investments in affiliated
 companies:
   MSSG                       $    3,688      $    3,006       $    2,821
   AMSG                              187            (435)          (1,977)
-------------------------------------------------------------------------
Total investments in
 affiliated companies         $    3,875      $    2,571       $      844
=========================================================================

J&L operating income for 2001 was reduced by $5.0 million related to restructuring and asset impairment charges, $3.0 million related to product pruning initiatives (see Note 13), and $2.1 million of costs primarily related to the tender offer to acquire the minority shares of JLK (see Note
3). MSSG, AMSG, FSS and Corporate operating income for 2001 was reduced by $3.3 million, $0.9 million, $0.6 million and $0.4 million, respectively, related to restructuring charges (see Note 13).

MSSG operating income for 2000 was reduced by $11.0 million related to asset impairment charges, costs associated with facility and product rationalizations, and employee severance (see Note 13). AMSG operating income for 2000 was reduced by $4.8 million related to costs associated with facility rationalizations including costs to exit a related joint venture, employee severance and asset impairment charges (see Note 13). J&L operating income for 2000 was reduced by $0.6 million related to employee severance costs (see Note 13) and $0.2 million related to the evaluation of strategic alternatives (see Note 3). Corporate operating income for 2000 was reduced by $3.0 million related to environmental remediation costs (see Note 16), $2.2 million related to employee severance costs (see Note 13), and $0.6 million related to the evaluation of strategic alternatives (see Note 3).

MSSG operating income for 1999 was reduced by $11.1 million related to the product rationalization program and to close a drill manufacturing plant in Solon, Ohio (see Note 13) and a $3.8 million one-time charge incurred in the acquisition of 4.9 percent of Toshiba Tungaloy (see Note 4). AMSG operating income for 1999 was reduced by $5.8 million related to a write-down of an investment in and net receivables from certain international operations in emerging markets (see Note 13). Corporate operating income for 1999 was reduced by $3.9 million related to a voluntary early retirement benefit program (see Note 13).

Geographic information for sales, based on country of origin, and assets is follows:

(in thousands)                      2001            2000            1999
========================================================================
External sales:
   United States              $1,267,506      $1,318,806      $1,356,697
   Germany                       192,283         196,533         209,097
   United Kingdom                 86,670          96,220         107,289
   Canada                         61,335          60,823          52,949
   Other                         200,102         194,196         188,929
------------------------------------------------------------------------
Total external sales          $1,807,896      $1,866,578      $1,914,961
========================================================================

Total assets:
   United States              $1,368,055      $1,485,695      $1,552,670
   Germany                       166,259         154,534         162,405
   United Kingdom                 93,432          92,463          85,363
   Canada                         33,982          28,203          29,854
   Other                         163,714         180,226         170,188
------------------------------------------------------------------------
Total assets                  $1,825,442      $1,941,121      $2,000,480
========================================================================

                   QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


SELECTED QUARTERLY FINANCIAL DATA

                                                                                               Quarter Ended
                                                                --------------------------------------------
(in thousands, except per share data)                            Sep. 30     Dec. 31     Mar. 31     Jun. 30
============================================================================================================
2001
Net sales                                                       $453,635    $443,565    $468,191    $442,505
Gross profit                                                     152,616     151,416     164,507     147,181
Net income                                                         9,342      13,524      20,394      10,028
Basic earnings per share                                            0.30        0.44        0.67        0.32
Diluted earnings per share                                          0.30        0.44        0.66        0.32
============================================================================================================

2000
Net sales                                                       $445,740    $457,228    $486,485    $477,125
Gross profit                                                     146,651     150,977     171,324     168,941
Net income                                                         9,913       8,244      14,097      19,456
Basic earnings per share                                            0.33        0.27        0.46        0.64
Diluted earnings per share                                          0.33        0.27        0.46        0.64
============================================================================================================

Earnings per share amounts for each quarter are required to be computed independently and, therefore, may not equal the amount computed for the year.

September 2000 earnings were reduced by pretax charges of $3.3 million ($0.06 per share), including $1.6 million ($0.03 per share) related to restructuring charges and $1.7 million ($0.03 per share) primarily related to the tender offer to acquire the minority shares of JLK Direct Distribution Inc., and an after-tax charge of $0.6 million ($0.02 per share) related to a change in accounting principle. December 2000 earnings were reduced by pretax charges of $1.1 million ($0.03 per share) primarily related to restructuring charges. March 2001 earnings were reduced by pretax charges of $3.2 million ($0.06 per share) primarily related to restructuring and asset impairment charges. June 2001 earnings were reduced by pretax charges of $13.9 million ($0.27 per share) primarily related to a loss on divestiture and restructuring and product pruning charges.

December 1999 earnings were reduced by pretax charges of $7.5 million ($0.14 per share), including $4.1 million ($0.07 per share) related to restructuring and asset impairment charges, $3.0 million ($0.06 per share) related to environmental remediation, and $0.4 million ($0.01 per share) related to an extraordinary loss on the early extinguishment of debt. March 2000 earnings were reduced by pretax charges of $13.3 million ($0.25 per share) related to restructuring and asset impairment charges. June 2000 earnings were reduced by pretax charges of $1.3 million ($0.02 per share) related to restructuring and asset impairment charges and $0.8 million ($0.02 per share) related to the evaluation of strategic alternatives.

STOCK PRICE RANGES AND DIVIDENDS PAID

Our common stock is traded on the New York Stock Exchange (symbol KMT). The number of shareowners of record as of August 10, 2001 was 3,360. Stock price ranges and dividends declared and paid were as follows:

                                                                                                Quarter Ended
                                                                ---------------------------------------------
                                                                 Sep. 30     Dec. 31      Mar. 31     Jun. 30
=============================================================================================================
2001
High                                                              $26.44      $30.69       $33.00      $37.37
Low                                                                21.19       24.44        25.30       26.67
Dividends                                                           0.17        0.17         0.17        0.17
=============================================================================================================

2000
High                                                              $30.00      $33.88       $33.81      $30.50
Low                                                                23.00       23.50        22.63       19.13
Dividends                                                           0.17        0.17         0.17        0.17
=============================================================================================================

                              REPORT OF MANAGEMENT

TO THE SHAREOWNERS OF KENNAMETAL INC.

We are responsible for the integrity of all information contained in this report. We prepared these financial statements and related information in accordance with accounting principles generally accepted in the United States and, as such, amounts contained in this report are based on our best judgment and estimates.

We maintain a system of policies, procedures and controls designed to provide reasonable, but not absolute, assurance that the financial data and records are reliable in all material respects and that assets are safeguarded from improper or unauthorized use. We maintain an active internal audit department that monitors compliance with this system.

The Board of Directors, acting through its Audit Committee, is ultimately responsible for determining that we fulfill our responsibilities in the preparation of the financial statements. The Audit Committee meets periodically with us, the internal auditors and the independent public accountants to discuss auditing and financial reporting matters. The internal auditors and independent public accountants have full access to the Audit Committee without our presence.

We have always placed the utmost importance on conducting our business activities in accordance with the spirit and letter of the law and the highest ethical standards. This philosophy is embodied in a code of business ethics and conduct that is distributed to all employees.



/s/ MARKOS I. TAMBAKERAS
-------------------------------
Markos I. Tambakeras
President and Chief Executive Officer
Shareowner




/s/ F. NICHOLAS GRASBERGER III
-------------------------------
F. Nicholas Grasberger III
Vice President and Chief Financial Officer
Shareowner

July 20, 2001

                            REPORT OF AUDIT COMMITTEE

TO THE SHAREOWNERS OF KENNAMETAL INC.

The Audit Committee of the Board of Directors, composed of four independent directors, met four times during the year ended June 30, 2001.

The Audit Committee monitors the financial reporting process for accuracy, completeness and timeliness. In fulfilling our responsibility, the committee recommended to the Board of Directors the reappointment of Arthur Andersen LLP as independent public accountants. The Audit Committee reviewed with management, the internal auditors and the independent public accountants the overall scope and specific plans for their respective audits. The committee evaluated with management, Kennametal's annual and quarterly reporting process and the adequacy of internal controls. The committee met with the internal auditors and independent public accountants, with and without management present, to review the results of their examinations, their evaluations of internal controls and the overall quality of Kennametal's financial reporting.

The Audit Committee participates in a self-assessment program whereby the composition, activities and interactions of the committee are periodically evaluated by the committee. The purpose of the program is to provide guidance with regard to the continual fulfillment of the committee's responsibilities.



/s/ LARRY YOST
---------------------------
Larry Yost
Chairman, Audit Committee
Shareowner

July 20, 2001

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREOWNERS OF KENNAMETAL INC.

We have audited the accompanying consolidated balance sheets of Kennametal Inc. (a Pennsylvania corporation) and subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of income, shareowners' equity and cash flows for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kennametal Inc. and subsidiaries as of June 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States.


/s/ ARTHUR ANDERSEN LLP
-----------------------------
Arthur Andersen LLP
Pittsburgh, Pennsylvania

July 20, 2001

                        ELEVEN-YEAR FINANCIAL HIGHLIGHTS

(dollars in thousands, except per share data)                                Notes          2001          2000
==============================================================================================================
OPERATING RESULTS
Net sales                                                                       (1)   $1,807,896    $1,866,578
Cost of goods sold                                                              (1)    1,192,176     1,228,685
Operating expense                                                               (1)      425,641       434,136
Interest expense                                                                          50,381        55,079
Unusual or nonrecurring items                                                   (2)       21,458        22,412
Income taxes                                                                              37,300        43,700
Accounting changes, net of tax                                                  (3)          599            --
Net income (loss)                                                               (4)       53,288        51,710
==============================================================================================================

FINANCIAL POSITION
Net working capital                                                                   $  386,711    $  397,403
Inventories                                                                              373,221       410,885
Property, plant and equipment, net                                                       472,874       498,784
Total assets                                                                           1,825,442     1,941,121
Long-term debt, including capital leases                                                 582,585       637,686
Total debt, including capital leases                                                     607,115       699,242
Total shareowners' equity                                                       (5)      796,769       780,254
==============================================================================================================

PER SHARE DATA
Basic earnings (loss)                                                                 $     1.74    $     1.71
Diluted earnings (loss)                                                         (4)         1.73          1.70
Dividends                                                                                   0.68          0.68
Book value (at June 30)                                                                    25.84         25.56
Market price (at June 30)                                                                  36.90         21.44
==============================================================================================================

OTHER DATA
Capital expenditures                                                                  $   59,929    $   50,663
Number of employees (at June 30)                                                          12,525        13,200
Average sales per employee                                                      (1)   $      138    $      139
Weighted average shares outstanding (000)                                       (5)       30,560        30,263
Diluted weighted average shares outstanding (000)                               (5)       30,749        30,364
==============================================================================================================

KEY RATIOS
Sales growth                                                                    (1)         (3.1)%        (2.5)%
Gross profit margin                                                             (1)         34.1          34.2
Operating profit margin                                                         (6)          9.5           9.7
Return on sales                                                              (1)(4)          2.9           2.8
Return on average shareowners' equity                                           (4)          6.8           6.9
Total debt to total capital                                                                 42.9          45.6
Inventory turnover                                                                           2.9x          2.7x
==============================================================================================================

n.m. - Not meaningful

Notes

(1) Amounts and percentages for 2000, 1999, 1998 and 1997 were adjusted to reclassify shipping and handling fees to net sales and shipping and handling costs to cost of goods sold as required by Emerging Issues Task Force 00-10, "Accounting for Shipping and Handling Fees and Costs." It was not practicable to restate periods prior to 1997.

(2) Unusual or nonrecurring items reflect costs associated with restructuring and asset impairment charges related to operational improvement programs, a loss on divestiture and costs primarily associated with the JLK tender offer in 2001; costs associated with environmental remediation, strategic alternatives, and restructuring and asset impairment charges related to operational improvement programs initiated in 2000; costs associated with the acquisition of shares of Toshiba Tungaloy and restructuring and asset impairment charges related to operational improvement programs initiated in 1999; deferred financing costs related to a postponed public offering intended to have been offered in connection with the acquisition of Greenfield in 1998; restructuring costs for the relocation of the North America Metalworking Headquarters from Raleigh, N.C. to Latrobe, Pa., and to close a manufacturing facility in 1996; restructuring and integration costs associated with the acquisition of Hertel AG in 1994; settlement and partial reversal of accrued patent litigation costs in 1993; and accrued patent litigation costs in 1991.

(3) Accounting changes in 2001 reflect the change in the method of accounting for derivative financial instruments (SFAS No. 133) and in 1994 reflect changes in the methods of accounting for postretirement health care and life insurance benefits (SFAS No. 106) and income taxes (SFAS No. 109).

      1999           1998           1997           1996          1995          1994           1993           1992           1991
================================================================================================================================

$1,914,961     $1,687,516     $1,160,452     $1,079,963      $983,873      $802,513       $598,496       $594,533       $617,833
 1,272,090      1,057,089        713,182        625,473       560,867       472,533        352,773        362,967        358,529
   455,903        419,182        317,315        328,377       293,868       263,300        200,912        196,992        200,288
    68,594         59,536         10,393         11,296        12,793        13,811          9,549         10,083         11,832
    24,617          4,595             --          2,666            --        24,749         (1,738)            --          6,350
    32,900         53,900         44,900         43,900        45,000        15,500         14,000          8,100         17,300
        --             --             --             --            --        15,003             --             --             --
    39,116         71,197         72,032         69,732        68,294        (4,088)        20,094         12,872         21,086
================================================================================================================================


$  373,582     $  447,992     $  175,877     $  217,651      $184,072      $130,777       $120,877       $108,104       $ 88,431
   434,462        436,472        210,111        204,934       200,680       158,179        115,230        118,248        119,767
   539,800        525,927        300,386        267,107       260,342       243,098        192,305        200,502        193,830
 2,000,480      2,091,520        851,243        799,491       781,609       697,532        448,263        472,167        476,194
   717,852        840,932         40,445         56,059        78,700        90,178         87,891         95,271         73,113
   861,291        967,667        174,464        131,151       149,730       147,295        110,628        127,954        130,710
   745,131        735,460        459,608        438,949       391,885       322,836        255,141        251,511        243,535
================================================================================================================================


$     1.31     $     2.61     $     2.71     $     2.62      $   2.58      $  (0.17)      $   0.93       $   0.60       $   1.00
      1.31           2.58           2.69           2.60          2.56         (0.17)          0.92           0.60           0.99
      0.68           0.68           0.66           0.60          0.60          0.58           0.58           0.58           0.58
     24.78          24.66          17.61          16.44         14.75         12.25          11.64          11.64          11.42
     31.00          41.75          43.00          34.00         34.50         24.63          16.75          17.13          17.81
================================================================================================================================


$   94,993     $  104,774     $   73,779     $   57,556      $ 43,371      $ 27,313       $ 23,099       $ 36,555       $ 55,323
    13,640         14,380          7,550          7,260         7,030         6,600          4,850          4,980          5,360
$      136     $      152     $      159     $      152      $    146      $    125       $    122       $    116       $    113
    29,917         27,263         26,575         26,635        26,486        24,304         21,712         21,452         21,094
    29,960         27,567         26,786         26,825        26,640        24,449         21,753         21,551         21,237
================================================================================================================================


      13.5%          45.4%           7.5%           9.8%         22.6%         34.1%           0.7%          (3.8)%          4.9%
      33.6           37.4           38.5           42.1          43.0          41.1           41.1           38.9           42.0
       9.0           11.6           11.0           11.5          12.9           7.8            6.9            5.2            8.9
       2.0            4.2            6.2            6.5           6.9          n.m.            3.4            2.2            3.4
       5.3           12.2           15.8           17.0          19.3          n.m.            8.1            5.2            8.7
      51.9           55.4           27.1           22.5          27.0          30.6           30.2           33.7           34.9
       2.6x           3.1x           3.2x           3.0x          3.1x          3.1x           3.1x           3.0x           3.0x
================================================================================================================================


(4) Excluding unusual or nonrecurring items in 2001 and the charge for the accounting principle change of $0.6 million, net of tax, net income was $66,587; diluted earnings per share were $2.17; return on sales was 3.7 percent; and return on average shareowners' equity was 8.4 percent. Excluding unusual or nonrecurring items in 2000 and an extraordinary loss of $0.3 million, net of tax, net income was $64,689; diluted earnings per share were $2.13; return on sales was 3.5 percent; and return on average shareowners' equity was 8.6 percent. Excluding unusual or nonrecurring items in 1999, net income was $54,299; diluted earnings per share were $1.82; return on sales was 2.8 percent; and return on average shareowners' equity was 7.3 percent. Excluding unusual or nonrecurring items in 1998 and the effects of the Greenfield acquisition, net income was $88,697; diluted earnings per share were $3.23; return on sales was 5.3 percent; and return on average shareowners' equity was 15.2 percent. Excluding unusual or nonrecurring items in 1996, net income was $71,369; diluted earnings per share were $2.66; return on sales was 6.6 percent; and return on average shareowners' equity was 17.4 percent.

(5) In 1998, we issued 3.45 million shares of capital stock for net proceeds of $171.4 million.

(6) Excludes unusual or nonrecurring items.