Form 10-K, Exhibit 13
period 2002-06-30
KENNAMETAL INC
filed 2002-09-25
CIK 55242

                                                                      Exhibit 13


MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS The following discussion should be read in connection with the consolidated financial statements of Kennametal Inc. and the related footnotes. Unless otherwise specified, any reference to a "year" is to a fiscal year ended June 30. Additionally, when used in this Annual Report, unless the context requires otherwise, the terms "we," "our" and "us" refer to Kennametal Inc. and its subsidiaries.

BUSINESS OVERVIEW We are a leading global manufacturer, marketer and distributor of a broad range of cutting tools, tooling systems, supplies and technical services, as well as wear-resistant parts. We believe that our reputation for manufacturing excellence and technological expertise and innovation in our principal products has helped us achieve a leading market presence in our primary markets. We believe we are the second largest global provider of metalcutting tools and tooling systems. End users of our products include metalworking manufacturers and suppliers in the aerospace, automotive, machine tool and farm machinery industries, as well as manufacturers and suppliers in the highway construction, coal mining, quarrying and oil and gas exploration industries.

SALES Sales of $1,583.7 million in 2002 declined 11 percent, versus $1,807.9 million last year excluding unfavorable foreign exchange effects of less than one percent due to a stronger U.S. dollar and the loss of sales through divestitures of one percent. Sales in North America contributed to the majority of the decline due to overall weak market conditions.

Sales of $1,807.9 million in 2001 increased two percent compared to sales of $1,866.6 million in 2000, excluding unfavorable foreign exchange effects of three percent due to the stronger U.S. dollar and the effects of fewer workdays in 2001 of two percent. Sales benefited from broad-based end market growth in Europe and sustained growth in Asia. Sales in the North American end markets softened throughout 2001, particularly in automotive, due to the slowdown in the U.S. manufacturing sector.

GROSS PROFIT MARGIN In 2002, our gross profit margin was 32.3 percent, down from
34.1 percent in 2001. Excluding special charges in each year, our gross profit margin was 32.4 percent in 2002 versus 34.2 percent in 2001. The decline was due primarily to underutilized capacity and unfavorable manufacturing variances associated with the lower sales volume. Additionally, unfavorable product mix contributed to the lower margins. These unfavorable items were partially offset by efficiencies derived from our lean initiatives. Gross margins for 2002 and 2001 included $2.7 million and $3.6 million, respectively, of inventory abandonment charges primarily associated with facility closures in 2002 and the rationalization of certain product lines that were discontinued as part of a program to streamline and optimize the product offering of J&L Industrial Supply (J&L) in 2001.

The consolidated gross profit margin for 2001 was 34.1 percent, 34.7 percent on a constant currency basis. This includes the charge of $3.6 million associated primarily with the write-down of certain product lines in the J&L segment. Excluding this charge and period costs associated with facility rationalizations for each period, the gross profit margin was flat compared with 34.3 percent in the prior year, despite weaker sales. Gross margin benefited from productivity improvements, continued implementation of lean manufacturing techniques and pricing discipline. This was offset by higher material costs and energy prices. Period costs included in gross profit in 2001 and 2000 were $0.6 million and $2.9 million, respectively, related to the facility closures.

OPERATING EXPENSE Operating expense of $389.4 million in 2002 was $36.2 million or nine percent lower than the operating expense level in 2001 of $425.6 million. Ongoing cost-cutting and lean initiatives, combined with several short-term savings actions, including the curtailment of salary increases and the company match on 401(k) contributions, mitigated the impact of reduced sales. Although overall operating expense declined, our spending on growth programs and research and development was sustained. On a constant currency basis, operating expense declined eight percent. Operating expense in 2002 includes $0.1 million of integration costs associated with the Widia acquisition (see "Business Development").

In 2001, operating expense declined to $425.6 million from $434.1 million in 2000. However, operating expense increased one percent on a constant currency basis. We offset inflationary pressures through restructuring benefits and other productivity improvements. Despite the decline, we incurred incremental costs of approximately $6.5 million on investments for strategic initiatives, including new sales and marketing programs, productivity programs and our e-business initiative. In 2001, operating expense includes $2.1 million of costs related to the tender offer for the minority shares of JLK Direct Distribution Inc. (JLK). Operating expense for 2000 includes a $3.0 million charge for environmental remediation costs and $0.8 million for costs incurred and expensed for the evaluation of strategic alternatives related to JLK.

                                                [LOGO] KENNAMETAL INC. / AR 2002

RESTRUCTURING AND ASSET IMPAIRMENT CHARGES

2002 AMSG AND MSSG RESTRUCTURING In November 2001, we announced a restructuring program whereby we expected to recognize special charges of $15 to $20 million, including period costs, for the closure of three manufacturing locations and the relocation of the production of a certain product line to another plant, and associated workforce reductions. This was done in response to continued steep declines in the end market demand in the electronics and industrial products groups businesses. Additionally, we implemented other worldwide workforce reductions and facility closures in these segments in reaction to the declines in our end markets. All initiatives under this program have been implemented and completed and all charges have been taken.

We implemented the measures associated with the closing and consolidation of the Advanced Materials Solutions Group (AMSG) electronics facility in Chicago, Ill., and Metalworking Solutions & Services Group (MSSG) industrial product group's Pine Bluff, Ark. and Monticello, Ind. locations, the production of a particular line of products in Rogers, Ark. and several customer service centers. As a result, we recorded restructuring charges of $14.8 million during 2002 related to exit costs associated with these actions, including severance for substantially all 337 employees at the closed facilities. We also recorded a charge of $2.5 million related to severance for 84 individuals, primarily in the MSSG segment. The total charge to date of $17.3 million includes non-cash items of $5.4 million. The components of the charges and the accrual at June 30, 2002 for this program are as follows:

(in thousands)                           2002          Asset         Cash      Accrual at
                                      Expense    Write-Downs Expenditures   June 30, 2002
-----------------------------------------------------------------------------------------
Facility rationalizations             $14,801       $(5,387)     $(6,437)         $ 2,977
Employee severance                      2,525          --         (1,305)           1,220
-----------------------------------------------------------------------------------------
Total                                 $17,326       $(5,387)     $(7,742)         $ 4,197
-----------------------------------------------------------------------------------------

The restructuring accrual at June 30, 2002 represents future cash payments for these obligations, of which the majority are expected to occur over the next 12 months.

Additionally, as part of these actions, we recorded a non-cash charge of $1.0 million, net of salvage value, associated with the abandonment and scrapping of inventory. This charge was recorded as a component of cost of goods sold. We also incurred period costs associated with these actions of $1.5 million during 2002, which were expensed as incurred as a component of cost of goods sold.

2002 AND 2001 J&L AND FSS BUSINESS IMPROVEMENT PROGRAM In the J&L segment for 2001, we recorded a restructuring and asset impairment charge of $2.5 million of severance of 115 individuals, $1.8 million associated with the closure of 11 underperforming satellite locations, including the German operations, and $0.7 million for the exiting of three warehouses. This includes a $0.4 million non-cash write-down of the book value of certain property, plant and equipment, net of salvage value, that we determined would no longer be utilized in ongoing operations. In the Full Service Supply (FSS) segment for 2001, we recorded restructuring charges of $0.6 million for severance related to eight individuals.

In 2002, we continued our J&L and FSS business improvement programs initiated in 2001. In the J&L segment during 2002, we recorded restructuring and asset impairment charges of $5.3 million related to the write-down of a portion of the value of a business system, $2.5 million for severance for 81 individuals and $1.7 million related to the closure of 10 satellites and two call centers. In anticipation of migrating to a new business system, we capitalized costs associated with the development of system functionality specifically designed for the J&L business. In the December 2001 quarter, after further evaluation of the development of the system, we determined it was no longer feasible that J&L would use this portion of the business system because the vendor ceased supporting the system. Therefore, we recorded the non-cash charge of $5.3 million representing the portion of costs capitalized in connection with system enhancements specifically for the J&L business. In the FSS segment for 2002, we recorded restructuring charges of $0.7 million for severance related to 34 individuals.

All initiatives under this business improvement program have been implemented and completed and all charges have been taken. The components of the 2002 and 2001 charges and the restructuring accrual at June 30, 2002 and 2001 are as follows:

                                            2001          Asset            Cash       Accrual at
(in thousands)                           Expense    Write-Downs    Expenditures    June 30, 2001
-----------------------------------------------------------------------------------------------
J&L business improvement program:
   Employee severance                    $ 2,475        $  --           $(2,224)        $   251
   Facility closures                       2,453           (987)           (526)            940
FSS business improvement program             571           --              (430)            141
-----------------------------------------------------------------------------------------------
Total                                    $ 5,499        $  (987)        $(3,180)        $ 1,332
===============================================================================================

                                      Accrual at           2002        Expense            Asset              Cash      Accrual at
(in thousands)                     June 30, 2001        Expense    Adjustments      Write-Downs      Expenditures   June 30, 2002
--------------------------------------------------------------------------------------------------------------------------------
J&L business improvement program:

   Employee severance                    $   251        $ 2,479        $     6           $  --           $(2,370)        $   366
   Facility closures                         940          1,731             93              (572)         (1,398)            794
   Business system                          --            5,257           --              (5,257)           --              --
FSS business  improvement program            141            706            (71)             --              (548)            228
--------------------------------------------------------------------------------------------------------------------------------
Total                                    $ 1,332        $10,173        $    28           $(5,829)        $(4,316)        $ 1,388
================================================================================================================================

The expense adjustments for the facility closures were due to incremental costs incurred to exit these facilities. The other expense adjustments relate to reductions in actual amounts paid for severance costs compared to what was initially anticipated. We recorded expense adjustments as a component of restructuring and asset impairment charges.

In connection with the 2001 J&L charge for exiting the warehouses and the satellite closures, we recorded a non-cash write-down, net of salvage value, of $0.6 million primarily related to inventory that was abandoned and not relocated. J&L also finalized and implemented a program to optimize the overall catalog product offering. We identified certain products that would no longer be offered to customers and scrapped these products, resulting in a non-cash charge of $3.0 million, net of salvage value. These charges were recorded as a component of cost of goods sold.

As part of the J&L facility closures, in 2002 we recorded a charge of $0.6 million, net of salvage value, associated with the abandonment and scrapping of inventory at these locations. This charge was recorded as a component of cost of goods sold.

2001 CORE-BUSINESS RESIZE PROGRAM In 2001, we took actions to reduce our salaried workforce in response to the weakened U.S. manufacturing sector. As a result of implementing this core-business resize program, we recorded a restructuring charge of $4.6 million related to severance for 209 individuals. All employee benefit initiatives under this program have been implemented. Cash expenditures were $1.9 million and $2.2 million in 2002 and 2001, respectively. The restructuring accrual at June 30, 2002 of $0.4 million represents projected payments, the majority of which are expected to occur over the next 12 months.

2000 RESTRUCTURING PROGRAM In 2000, we announced plans to close, consolidate or downsize several plants, warehouses and offices, and associated workforce reductions as part of our overall plan to increase asset utilization and financial performance, and to reposition ourselves to become the premier tooling solutions supplier. The components of the charges were $4.8 million for asset impairment charges, $7.4 million for employee severance, $6.3 million for facility rationalizations and $0.1 million for product rationalization.

The asset impairment charges of $4.8 million consisted of a charge of $1.7 million related to a metalworking manufacturing operation in Shanghai, China. This operation became fully operational in 1998 and at the time of review, had not generated the performance that was expected at the time we entered into this market. We performed an in-depth review of the operations, capacity utilization and the local management team, and engaged a consultant to perform an independent review of the same. These reviews enabled us to determine that the market served by this operation is not expected to develop to the extent originally anticipated, but that the operations were in good working order, utilized modern technology, and the management team in place was competent. We also determined that this facility had excess capacity given the level of market demand. In addition, we recorded an asset

                                                [LOGO] KENNAMETAL INC. / AR 2002

impairment charge of $2.8 million related to the write-down of equipment in our North American metalworking operations and $0.3 million in our engineered products operations. In connection with the repositioning of the company, we completed an assessment of the assets currently being used in these operations and determined that these assets were not going to be further utilized in conducting these operations. This amount represents the write-down of the book value of the assets, net of salvage value.

The $7.4 million in employee severance related to severance packages provided to 171 hourly and salaried employees terminated in connection with a global workforce reduction. Included in this charge is an incremental pension obligation of $0.8 million, incurred as a result of the severance packages provided.

The $6.3 million charge for facility rationalizations relates to employee severance for 153 employees and other exit costs associated with the closure or downsizing of a metalworking manufacturing operation in Kingswinford, United Kingdom; a circuit board drill plant in Janesville, Wisc.; a German warehouse facility; and several offices in the Asia Pacific region and South America. Included in this charge is an incremental pension obligation of $0.2 million due to a plan curtailment. The charge also includes $3.4 million for employee severance for 41 employees and other exit costs associated with the closure of a mining and construction manufacturing operation in China and the exit of the related joint venture.

The product rationalization charge of $0.1 million represents the write-down of certain discontinued product lines manufactured in these operations. We manufactured these products specifically for the market served by these operations and we determined that these products are no longer salable. This charge has been recorded as a component of cost of goods sold.

As of June 30, 2002, $0.3 million remains accrued for facility rationalizations and is expected to be paid within the next 12 months. Adjustments to the original amounts accrued were immaterial.

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

AMORTIZATION OF INTANGIBLES We adopted SFAS No. 142, "Goodwill and Other Intangible Assets," (SFAS No. 142) on July 1, 2001. As a result of the non-amortization provisions of SFAS No. 142, we ceased amortizing goodwill resulting in amortization expense of $2.8 million for 2002, compared to $24.1 million and $26.5 million in 2001 and 2000, respectively. The amortization expense incurred in 2002 relates to non-goodwill intangibles.

INTEREST EXPENSE Interest expense of $32.6 million in 2002 was $17.8 million below the prior year due to ongoing debt reduction and lower average borrowing rates. Overall debt levels declined to $411.4 million at June 30, 2002 from $607.1 million a year ago. Our average domestic borrowing rate of 4.91 percent was 202 basis points below 2001 due to Federal Reserve rate cuts and improved pricing under our New Credit Agreement. Interest expense for 2002 included $0.3 million related to the write-down of the remaining deferred financing fees associated with the prior Bank Credit Agreement.

Interest expense for 2001 declined $4.7 million to $50.4 million due primarily to reduced borrowing levels. The 2001 results included $0.3 million related to the write-down of a portion of deferred financing fees due to the reduction of the availability under our Bank Credit Agreement. Excluding this item, interest expense declined nine percent. Our average domestic borrowing rate of 6.93 percent was 32 basis points higher compared to 2000 due to higher interest rate levels during the first six months of 2001. This was partially offset by improved pricing.

OTHER (INCOME) EXPENSE, NET In 2002, we recorded other income, net of $0.4 million, compared to other expense, net of $11.7 million in 2001. These amounts include losses of $3.5 million associated with our divestiture of Strong Tool Company and $5.8 million associated with our divestiture of ATS Industrial Supply, Inc. (ATS) in 2002 and 2001, respectively. Excluding these losses, other income, net improved $9.8 million primarily due to a $3.2 million reduction in fees in 2002 associated with the accounts receivable securitization program due to a significant decline in commercial paper rates which are the basis for determining the fees, and a $4.0 million increase in foreign exchange gains resulting from contracts entered to hedge against cross border cash flows.

For 2001 and 2000, other expense, net of $11.7 million and $3.3 million, respectively, included fees of $5.7 million and $5.2 million, respectively, related to the accounts receivable securitization program. The increase in these fees is due to higher levels of accounts receivable securitized through this program. In 2001, other expense also included a loss of $5.8 million associated with the divestiture of ATS. In 2000, other expense was partially offset by a net one-time gain of $1.4 million from the sale of miscellaneous underutilized assets.

INCOME TAXES The effective tax rate for 2002 was 32.0 percent compared to effective rates of 39.5 percent and 43.5 percent, respectively, for 2001 and 2000. The significant decrease in the effective rate for the current year is due mainly to the effects of the elimination of non-deductible goodwill expense due to the adoption of SFAS No. 142, as well as the continued leverage from previous years' European tax planning initiatives that were responsible for the effective tax rate decline from 2000 to 2001. The effective tax rates for 2001 and 2000 without the impact of non-deductible goodwill are 33.9 percent and 37.4 percent, respectively.

EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF DEBT In November 1999, we repaid our term loan under the Bank Credit Agreement. This resulted in an acceleration of the amortization of deferred financing fees of $0.4 million, which was recorded as an extraordinary loss of $0.3 million, net of tax, or $0.01 per diluted share.

CHANGES IN ACCOUNTING PRINCIPLES We adopted SFAS No. 142, "Goodwill and Other Intangible Assets," effective July 1, 2001, which establishes new accounting and reporting requirements for goodwill and other intangible assets, including new measurement techniques for evaluating the recoverability of such assets. Under SFAS No. 142, all goodwill amortization ceased effective July 1, 2001. Material amounts of recorded goodwill attributable to each of our reporting units, including those affected by the restructuring program announced in November 2001, were tested for impairment by comparing the fair value of each reporting unit with its carrying value. As a result of the adoption of this rule, we recorded a non-cash, net of tax charge of $250.4 million, or $7.92 per diluted share specific to the electronics (AMSG segment - $82.1 million) and the industrial product group (MSSG segment - $168.3 million) businesses, which were acquired in 1998 as part of the acquisition of Greenfield Industries. The fair values of these reporting units were determined using a combination of discounted cash flow analysis and market multiples based upon historical and projected financial information. Under SFAS No. 142, the impairment adjustment recognized at adoption of this standard was reflected as a cumulative effect of a change in accounting principle, effective July 1, 2001.

On July 1, 2000, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," (SFAS No. 133), resulting in the recording of a loss from the cumulative effect from the change in accounting principle of $0.6 million, net of tax, or $0.02 per diluted share. The loss primarily relates to the write-down of previously paid foreign currency option premiums.

NET INCOME Due largely to the goodwill impairment charge, we recorded a net loss in 2002 of $211.9 million, or $6.70 per diluted share, compared to net income of $53.3 million, or $1.73 per diluted share, in 2001. Excluding special charges and goodwill amortization in both years, diluted earnings per share were $1.95 in 2002 compared to $2.79 in 2001. The decline in earnings is due to lower sales levels and margins, partially offset by lower operating and interest expense, and a decline in our effective tax rate. Outside of the goodwill impairment charge, other restructuring and asset impairment charges of $27.3 million in 2002 or $0.86 per diluted share relate primarily to the MSSG and AMSG restructuring initiated in 2002 and additional costs associated with new restructuring actions made in the J&L business improvement program that was started in 2001. Included in net income for 2001 and 2000, respectively, was $19.0 million and $19.2 million of goodwill amortization, net of tax that was not included in 2002 due to the non-amortization provisions of SFAS No. 142.

Net income for 2001 was $53.3 million, or $1.73 per diluted share, compared to $51.7 million, or $1.70 per diluted share, in 2000. Excluding special charges and goodwill amortization in both years, diluted earnings per share were $2.79 in 2001 compared to $2.76 in 2000. We experienced significant weakness in key North American markets and unfavorable foreign exchange effects, however, earnings improved due to continued cost control and cost reduction activities, lower interest expense and a reduction in our effective tax rate. Special charges in 2001 of $22.5 million, or $0.44 per diluted share, related primarily to the J&L and FSS business improvement programs, the ATS divestiture, the core-business resize program and costs associated with the tender offer for the minority shares of JLK.

                                                [LOGO] KENNAMETAL INC. / AR 2002

The following table provides a comparison of our reported results and the results excluding special charges and goodwill amortization for 2002, 2001 and 2000:

                                                                                                                          Diluted
                                                                                     Operating       Net Income   Earnings (Loss)
(in thousands, except per share amounts)                         Gross Profit           Income           (Loss)         Per Share
---------------------------------------------------------------------------------------------------------------------------------
Reported results - 2002                                             $ 510,824        $  91,317        $(211,908)          $(6.70)
Adoption of SFAS No. 142                                                 --               --            250,406             7.92
MSSG facility rationalizations  and employee severance                    544           10,245            6,958             0.22
J&L business improvement program                                          529           10,093            6,863             0.22
Electronics facility rationalization  and employee severance            1,654            7,997            5,430             0.17
Loss on divestiture of Strong Tool Company                               --               --              2,390             0.08
Corporate restructuring                                                  --              1,075              730             0.02
FSS business improvement program                                         --                635              430             0.01
Deferred financing fees                                                  --               --                184             0.01
Widia integration costs                                                  --                144               98             --
---------------------------------------------------------------------------------------------------------------------------------
Results excluding special charges - 2002                            $ 513,551        $ 121,506        $  61,581            $1.95
=================================================================================================================================
Reported results - 2001                                             $ 615,720        $ 156,400        $  53,288            $1.73
Goodwill amortization                                                    --             21,022           18,975             0.62
J&L business improvement program                                        3,643            7,952            4,726             0.16
Loss on divestiture of ATS                                               --               --              3,438             0.11
Core-business resize program                                             --              4,583            2,680             0.09
JLK tender offer costs                                                   --              2,141            1,268             0.04
Adoption of SFAS No. 133                                                 --               --                599             0.02
FSS business improvement program                                         --                571              330             0.01
Reduction of credit facility availability                                --               --                208             0.01
2000 and 1999 restructuring program adjustments                          --                 82               50             --
---------------------------------------------------------------------------------------------------------------------------------
Results excluding special charges
 and goodwill amortization - 2001                                   $ 619,363        $ 192,751        $  85,562            $2.79
=================================================================================================================================
Reported results - 2000                                             $ 637,893        $ 158,779        $  51,710            $1.70
Goodwill amortization                                                    --             21,759           19,198             0.63
2000 core-business restructuring programs                                 100           18,626           10,573             0.35
Environmental remediation                                                --              3,000            1,695             0.06
JLK strategic alternatives costs                                         --                786              444             0.01
Extraordinary loss on debt extinguishment                                --               --                267             0.01
---------------------------------------------------------------------------------------------------------------------------------
Results excluding special charges
 and goodwill amortization - 2000                                   $ 637,993        $ 202,950        $  83,887            $2.76
=================================================================================================================================

BUSINESS SEGMENT REVIEW Our operations are organized into four global business units consisting of MSSG, AMSG, J&L and FSS, and corporate functional shared services. The presentation of segment information reflects the manner in which we organize segments for making operating decisions and assessing performance.

METALWORKING SOLUTIONS & SERVICES GROUP In the MSSG segment, we provide consumable metalcutting tools and tooling systems to manufacturing companies in a wide range of industries throughout the world. Metalcutting operations include turning, boring, threading, grooving, milling and drilling. Our tooling systems consist of a steel toolholder and a cutting tool such as an indexable insert or drill made from cemented tungsten carbides, high-speed steel or other hard materials. Other cutting tools include end mills, reamers and taps. We provide solutions to our customers' metalcutting needs through engineering services aimed at improving their competitiveness. We also manufacture cutting tools, drill bits, saw blades and other tools for the consumer market which are marketed under private label and other proprietary brands.

(in thousands)                           2002        2001        2000
---------------------------------------------------------------------
External sales                      $ 897,157   $ 999,813   $1,029,395
Intersegment sales                    116,467     111,780     134,398
Operating income                       97,323     130,558     131,676
---------------------------------------------------------------------

Sales in the MSSG segment of $897.2 million declined 10 percent from $999.8 million of a year ago. In the North America Metalworking Group, sales declined $45.5 million or 13 percent while industrial products group sales declined $46.3 million or 19 percent, all in local currency. Due to depressed market conditions, sales of the North American operations contributed to nearly 90% of the overall segment decline.

In 2002, operating income declined $33.2 million to $97.3 million, including $10.2 million of charges related to this segment's restructuring. Additionally, the lower sales levels contributed significantly to the reduced operating profit, partially offset by operating expense reductions and lean initiatives.

In 2001, MSSG external sales increased one percent compared to 2000, excluding unfavorable foreign exchange effects of four percent. International markets experienced strong year-over-year growth, with particular strength in Europe. However, in North America, sales were down four percent primarily due to a decline in demand in the automotive market, coupled with significant weakness in the light engineering market. In Europe, sales increased nine percent, in local currency, due to broad-based growth reflecting strength in the machine tool and engineering markets. Demand in the European automotive market remained strong, though at a slightly diminished rate compared to 2000. Sales in Asia increased eight percent in local currency, compared to 2000.

Operating income in 2001 was $130.6 million and was reduced by restructuring charges of $3.3 million, primarily associated with severance costs for 129 people as part of the core-business resize program, and period costs of $0.2 million associated with facility closures. Operating income in 2000 of $131.7 million was reduced by restructuring and asset impairment charges of $11.0 million and period costs of $2.4 million. Excluding restructuring and period costs in each period, operating income declined $11.0 million, or eight percent, due to lower sales levels in the more profitable North American market, offset in part by lean initiatives and ongoing cost controls.

ADVANCED MATERIALS SOLUTIONS GROUP This segment's principal business is the production and sale of cemented tungsten carbide products used in mining, highway construction and engineered applications including circuit board drills, compacts and other similar applications. These products have technical commonality to our core metalworking products. We also sell metallurgical powders to manufacturers of cemented tungsten carbide products. In addition, we provide application specific component design services and on-site application support services.

(in thousands)                               2002        2001        2000
-------------------------------------------------------------------------
External sales                          $ 307,668   $ 352,933   $ 345,447
Intersegment sales                         24,167      28,167      25,263
Operating income                           26,781      43,270      41,204
-------------------------------------------------------------------------


AMSG sales declined 12 percent in 2002, excluding foreign exchange effects of one percent. A continued weak demand in the electronics business due to a depressed market accounted for 64 percent of the overall sales decline of this segment. Additionally, lower sales in energy and engineered products contributed 25 and 11 percent, respectively, to the overall sales decline due primarily to declining rig counts and lower levels of industrial activity.

Operating income of $26.8 million in 2002 included $8.0 million of restructuring charges related primarily to the closure of the electronics facility in Chicago, Ill. compared to $0.9 million in 2001, primarily for severance costs. Excluding these charges, operating income declined $9.4 million. The decline was due to lower gross profit due to under-utilization of capacity caused by the volume declines which was partially offset by operating expense reductions.

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

Operating income for 2001 was $43.3 million and was reduced by restructuring costs of $0.9 million, associated primarily with severance costs for 80 people as part of the core-business resize program, and period costs of $0.1 million associated with a facility closure. Operating income for 2000 was reduced by $4.8 million related to the closure of a manufacturing operation in China and exit of the related joint venture, the closure of a circuit board drill plant in Janesville, Wisc., employee severance and asset impairment charges. Additionally, period costs of $0.5 million were incurred in 2000 related to the drill

                                                [LOGO] KENNAMETAL INC. / AR 2002

plant closure. Excluding restructuring and period costs in each year, operating income declined $2.2 million, or five percent, due to operating inefficiencies in the electronics business caused by weak sales, partially offset by sales growth in the other businesses and margin improvement in the energy and mining businesses.

J&L INDUSTRIAL SUPPLY In this segment, we provide metalworking consumables and related products to small- and medium-sized manufacturers in the United States and the United Kingdom. J&L markets products and services through annual mail-order catalogs and monthly sales flyers, telemarketing, the Internet and field sales. J&L distributes a broad range of metalcutting tools, abrasives, drills, machine tool accessories, precision measuring tools, gauges, hand tools and other supplies used in metalcutting operations.

(in thousands)                                  2002        2001        2000
----------------------------------------------------------------------------
External sales                             $ 226,010   $ 296,264   $ 333,061
Intersegment sales                             2,083       3,823       5,038
Operating income (loss)                         (681)      3,689      17,208
----------------------------------------------------------------------------


Sales in this segment declined $70.3 million or 24 percent from a year ago, including eight percent due to the ATS and Strong Tool Company divestitures. The remainder of the decline is due to weak demand in the broad U.S. industrial market. Excluding the special charges in each period, operating income was $9.4 million and $13.8 million in 2002 and 2001, respectively. This decline occurred primarily due to the reduction in sales despite significantly reduced operating expense as a result of the initiatives related to the business improvement plan implemented in both 2002 and 2001. Operating income in 2002 and 2001 included $10.1 million and $8.0 million, respectively, associated with the business improvement program begun in 2001. Additionally, 2001 included $2.1 million related to the tender offer to acquire the minority shares of JLK.

In 2001, J&L sales declined 11 percent excluding the effect of the ATS disposition of one percent and unfavorable foreign exchange effects. Sales were affected by the automotive downturn and weakening in the broader U.S. industrial market. Operating income in 2001 of $3.7 million included costs of $8.0 million associated with the business improvement program and $2.1 million primarily related to the tender offer to acquire the minority shares of JLK. Excluding special charges in each period, operating income declined $4.1 million due primarily to lower sales levels, partially offset by operational improvements resulting from the business improvement program. As part of the business improvement plan, J&L recorded a restructuring and asset impairment charge associated with costs related to product pruning initiatives, severance for 115 individuals, the closure of 11 underperforming satellite locations, including the German operations, and the exit of three warehouse locations.

FULL SERVICE SUPPLY In the FSS segment, we provide metalworking consumables and related products to medium- and large-sized manufacturers in the United States and Canada. FSS offers integrated supply programs that provide inventory management systems, just-in-time availability and programs that focus on total cost savings.

(in thousands)                               2002        2001        2000
-------------------------------------------------------------------------
External sales                          $ 152,907   $ 158,886   $ 158,675
Intersegment sales                          2,747       5,278       7,827
Operating income                            2,014       7,541      12,021
-------------------------------------------------------------------------


FSS sales for 2002 declined four percent, or $6.0 million, compared to a year ago due primarily to the weakening in the North American industrial market. Operating income of $2.0 million in 2002, declined $5.5 million compared to 2001, excluding restructuring charges of $0.6 million in each of the two years. The decline is due to lower sales levels coupled with slightly lower gross margins due to a higher percentage of sales in the automotive sector.

In 2001, FSS sales were flat compared to 2000 as sales in existing accounts grew five percent, but were tempered by the downturn in the automotive end market. This growth also was offset by a decline in the integrated supply business transferred to FSS in 2001 as this business has relatively higher exposure to the automotive industry. Operating income for 2001, excluding restructuring costs of $0.6 million, declined by $3.9 million due to overall lower gross margins caused by a shift in end markets served and higher operating expense due to higher shipping costs incurred to provide enhanced customer service. Restructuring costs in 2001 relate to severance costs for eight people incurred as part of the business improvement program.

LIQUIDITY AND CAPITAL RESOURCES Our cash flow from operations is the primary source of financing for capital expenditures and internal growth. The most significant risks associated with our ability to generate sufficient cash flow from operations is the overall level of demand for our products. However, we believe we can adequately control costs and manage our working capital to meet our cash flow needs, despite low levels of demand. In June 2002, we entered into a new three-year, multi-currency, $650 million revolving bank credit facility with a group of financial institutions (New Credit Agreement). Our New Credit Agreement contains various covenants with which we must be in compliance including three financial covenants: a maximum leverage ratio, a maximum fixed charge coverage ratio and a minimum consolidated net worth. As of June 30, 2002, outstanding borrowings under this agreement were $81.5 million and we had the ability to borrow under this agreement or otherwise have additional debt of up to $262.5 million and be in compliance with the maximum leverage ratio financial covenant. The maximum leverage ratio financial covenant requires that we maintain at the end of each fiscal quarter a specified consolidated leverage ratio (as that term is defined in this agreement). On August 30, 2002, we borrowed approximately $185.0 million under this facility in connection with the Widia acquisition. Additionally, we generally obtain local financing through credit lines with commercial banks in the various countries in which we operate. At June 30, 2002, these borrowings amounted to $7.3 million. We believe that cash flow from operations and the availability under our credit lines will be sufficient to meet our cash requirements over the next 12 months. Based upon our debt structure at June 30, 2002 and 2001, 54 and 65 percent, respectively, of our debt was exposed to floating rates of interest, which is consistent with our target range for floating versus fixed interest rate debt. We periodically review the target range and the strategies designed to maintain the mix of floating to fixed interest rate debt within that range. In the future, we may decide to adjust the target range or the strategies to achieve it.

Following is a summary of our contractual obligations and other commercial commitments as of June 30, 2002:

                                                                          2006 and
(in thousands)              2003            2004            2005        thereafter           Total
--------------------------------------------------------------------------------------------------
Cash Commitments
Long-term debt(1)       $ 14,621        $    240        $ 81,745          $298,852        $395,458
Notes payable              6,926            --              --                --             6,926
Capital leases             1,933           1,780           1,359             3,911           8,983
Operating leases          18,825          14,716          11,551            27,588          72,680
--------------------------------------------------------------------------------------------------
Total                   $ 42,305        $ 16,736        $ 94,655          $330,351        $484,047
==================================================================================================

(1) On August 30, 2002 we borrowed EUR 188.0 million (approximately $185.0 million) to finance the acquisition of Widia as further described in Note 19.

                                                                                 2006 and
(in thousands)                       2003           2004             2005        thereafter    Total
-------------------------------------------------------------------------------------------------------------
Other Commercial Commitments
Letters of credit                   $11,936        $    --          $    --   $    --          $11,936
=============================================================================================================

During 2002, we generated $155.2 million in cash from operations, compared to $187.6 million in 2001. Lower income from operations and depreciation and amortization charges were partially offset by a net reduction in working capital. The continued reduction of working capital reflects our initiatives to generate strong cash flow. Both receivables and inventories were reduced when compared to the prior year as a result of the above initiatives and the lower sales levels experienced in 2002.

Net cash used for investing activities was $43.3 million in 2002. Compared to the prior year, net cash used for investing activities declined by $59.2 million primarily due to a reduction in the repurchase of minority interests of $46.3 million from 2001 and decreased capital spending of $15.9 million in 2002. We believe the level of capital spending in 2002 was sufficient to improve productivity and make necessary improvements to remain competitive.

Net cash flow used for financing activities was $118.2 million in 2002, compared to $92.2 million in 2001. This increase of $26.0 million is primarily due to higher debt repayments including the repayment of the borrowings under the previous Bank Credit Agreement and the Euro Credit Agreement, partially offset by $120.6 million in proceeds from the June 2002 stock offering.

                                                [LOGO] KENNAMETAL INC. / AR 2002

On June 19, 2002, we issued $300.0 million of 7.2% Senior Unsecured Notes due 2012 (Senior Unsecured Notes). These notes were issued at 99.629% of the face amount and yielded $294.3 million of net proceeds after related financing costs. Additionally, in June 2002, we issued 3.5 million shares of our capital stock at a price of $36 per share. Net of issuance costs, this offering yielded proceeds of $120.6 million. Proceeds from these offerings were utilized to repay senior bank indebtedness and for general corporate purposes.

During 2001, we generated $187.6 million in cash flow from operations, a decrease of $33.6 million from 2000. This reduction is due to a decline in working capital improvements in 2001 after a robust reduction in 2000. The continued reduction of working capital reflects our initiative to generate strong cash flow.

Net cash used for investing activities was $102.5 million in 2001. Compared to the prior year, the increase in net cash used for investing activities of $59.4 million is primarily due to the repurchase of JLK of $40.8 million and other minority interests of $6.7 million and increased capital spending of $9.3 million. We believe the level of capital spending in 2001 was sufficient to improve productivity and make necessary improvements to remain competitive.

Net cash flow used for financing activities was $92.2 million in 2001, which compares to $173.3 million in 2000. This decline is due to lower debt repayments of $86.4 million coupled with higher company contributions of capital stock to U.S. defined contribution pension plans of $11.6 million. In 2001, these contributions resulted in the issuance of 247,860 shares of our capital stock, with a market value of $6.9 million. These declines were partially offset by treasury stock repurchases of $16.5 million. Lower debt repayments are the result of the purchase of the JLK and other minority interests, lower cash flow from operations and the repurchase of treasury stock.

In 2002, we continued our program to repurchase, from time to time, up to a total of 1,600,000 shares of our outstanding capital stock for investment or other general corporate purposes under the repurchase program announced on January 31, 1997. Additionally, our Board of Directors authorized the repurchase, from time to time, of up to a total of 2,000,000 additional shares of our outstanding capital stock. During 2002 and 2001, we purchased 375,000 shares and 600,000 shares, respectively, of our capital stock at a total cost of $12.4 million and $16.5 million, respectively, bringing the total number of shares purchased under the authority of these programs to 1,755,900 shares. The repurchases were financed principally by cash from operations and short-term borrowings. Repurchases may be made from time to time in the open market, in negotiated or other permissible transactions.

In December 2000, we entered into a EUR 212.0 million ($179.1 million at June 30, 2001 exchange rates) Euro-denominated revolving credit facility (Euro Credit Agreement) to hedge the foreign exchange exposure of our net investment in Euro-based subsidiaries and to diversify our interest rate exposure. Amounts borrowed under the Euro Credit Agreement were required to be used to repay indebtedness under the previous Bank Credit Agreement. To the extent the Bank Credit Agreement was fully repaid, these funds were available for working capital and general corporate purposes. On January 8, 2001, we borrowed EUR
212.0 million under this facility to meet our obligation under the then outstanding Euro-denominated forward exchange contracts. The proceeds from the Euro-denominated forward exchange contracts of $191.1 million were used to repay amounts borrowed under the previous Bank Credit Agreement. Subsequently, the availability under the previous Bank Credit Agreement was permanently reduced from $900.0 million to $700.0 million, resulting in a write-down of a portion of deferred financing fees of $0.3 million. This was recorded as a component of interest expense. The Bank Credit Agreement and the Euro Credit Agreement were cancelled in June 2002 when we repaid both facilities using proceeds raised from the public debt offering, the capital stock issuance and the New Credit Agreement.

We have an agreement with a financial institution whereby we securitize, on a continuous basis, an undivided interest in a specific pool of our domestic trade accounts receivable. We are permitted to securitize up to $100.0 million of accounts receivable under this agreement. The actual amount of accounts receivable securitized each month is a function of the net change (new billings less collections) in the specific pool of domestic accounts receivable, the impact of detailed eligibility requirements in the agreement (e.g. the aging, terms of payment, quality criteria and customer concentration), and the application of various reserves which are typically in trade receivable securitization transactions. A decrease in the amount of eligible accounts receivable could result in our inability to continue to securitize all or a portion of our accounts receivable. It is not unusual, however, for the amount of our eligible accounts receivable to vary by up to $5.0 to $10.0 million per month.

The financial institution charges us fees based on the level of accounts receivable securitized under this agreement and the commercial paper market rates plus the financial institution's cost to administer the program. The costs incurred under this program, $2.5 million, $5.7 million and $5.2 million in 2002, 2001 and 2000, respectively, are accounted for as a component of other expense, net and represent attractive funding costs compared to existing bank and public debt transactions. At June 30, 2002 and 2001, we securitized accounts receivable of $95.9 million and $93.7 million, respectively, under this program.

This agreement is required to be renewed periodically, and it is our intention to continuously obtain that renewal when required. The current agreement has an expiration date of June 30, 2003. Non-renewal of this agreement would result in our requirement to otherwise finance the amounts securitized. We anticipate that the risk of non-renewal of this securitization program with the provider or some other provider is very low. In the event of a decrease of our eligible accounts receivable or non-renewal of our securitization program, we would have to utilize alternative sources of capital to fund that portion of our working capital needs.

Capital expenditures for 2003 are estimated to be $50 to $60 million and will be used primarily to support new strategic initiatives, new products and to upgrade machinery and equipment almost all of which are discretionary.

FINANCIAL CONDITION At June 30, 2002, total assets were $1,523.6 million, a decline of 17 percent from June 30, 2001 due predominantly to the net goodwill impairment charge of $250.4 million associated with the adoption of SFAS No. 142 (See "Change in Accounting Principles" in Note 2 to the Consolidated Financial Statements). Net working capital was $375.3 million, a decline of three percent from $386.7 million for 2001 due primarily to lower accounts receivable and inventory levels. In 2002, accounts receivable declined $27.1 million to $179.1 million, while inventories declined $28.1 million to $345.1 million compared to 2001. Inventory turnover was 2.9 in 2002 compared to 3.1 in 2001. The improvement in net working capital is due to our initiatives to reduce accounts receivable and inventory levels as well as the lower sales levels experienced in 2002.

One of the features of our management incentive program is the focus on more efficient use of working capital to generate sales. Our ratio of primary working capital as a percentage of sales (PWC%) was 27.9 percent and 27.3 percent at June 30, 2002 and 2001, respectively. Primary working capital (PWC) is defined as inventory plus accounts receivable, less accounts payable. PWC% is calculated by averaging beginning of the year and quarter-end balances for PWC, divided by sales for the most recent 12-month period. While PWC% is not an alternative measure of asset utilization efficiency under accounting principles generally accepted in the United States of America and may not be comparable to other similarly titled measures of other companies, we believe PWC% is a meaningful measure of our efficiency in utilizing working capital to support sales.

Total debt (including capital lease obligations) decreased 32.2 percent to $411.4 million in 2002, primarily as a result of the repayment of borrowings under the Euro Credit Agreement and previous Bank Credit Agreement from proceeds obtained in the equity public offering and cash from operations. The ratio of total debt-to-capital was 36.2 percent at June 30, 2002, compared with 42.9 percent at June 30, 2001. The decline in the total debt-to-capital ratio is due to reduced debt levels, partially offset by lower shareowners' equity and minority interest. Cash from operations and our debt capacity are expected to continue to be sufficient to fund capital expenditures, debt service obligations, share repurchases, dividend payments and operating requirements. The debt-to-capital ratio at June 30, 2002 does not include amounts that were borrowed to fund the Widia acquisition.

ACQUISITION OF JLK MINORITY INTEREST In 2000, we engaged an investment bank to explore strategic alternatives regarding our 83 percent-owned subsidiary, JLK Direct Distribution Inc. (JLK), including a possible divestiture. At that time, we believed a divestiture might enhance growth prospects for both ourselves and JLK by allowing each company to focus on its core competencies. We completed a thorough and disciplined process of evaluating strategic alternatives and on May 2, 2000, decided to terminate consideration of a possible divestiture at that time. We incurred and expensed $0.8 million in costs associated with this evaluation in 2000.

On July 20, 2000, we proposed to the Board of Directors of JLK to acquire the outstanding shares of JLK we did not already own. On September 11, 2000, we announced a definitive merger agreement with JLK to acquire all the outstanding minority shares. Pursuant to the agreement, JLK agreed to

                                                [LOGO] KENNAMETAL INC. / AR 2002

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

BUSINESS DEVELOPMENT On May 3, 2002, we signed a definitive agreement to purchase the Widia Group (Widia) in Europe and India from Milacron Inc. for EUR 188 million (approximately $185 million) subject to a purchase price adjustment based on the change in the net assets of Widia from December 31, 2001 to the closing date. The acquisition closed on August 30, 2002.

Widia, with approximately $240 million in sales in calendar 2001, is a leading manufacturer and marketer of metalworking tools, engineered products and related services in Europe and India. Widia has an extensive product line of metalworking consumables, and is a recognized leader in milling applications. Widia employs approximately 3,400 employees, and operates eight manufacturing facilities in Europe and two in India. We currently intend on integrating the operations of the Widia Group with existing operations. Widia sells primarily through direct sales and has sales and service personnel in many European countries.

The funding of the Widia acquisition was taken into consideration as part of the recently-completed comprehensive refinancing of our capital structure, the key components of which were the establishment of a new $650 million three-year, multi-currency, revolving credit facility, the issuance of $300 million of 7.2% Senior Unsecured Notes due 2012, and the sale of 3.5 million shares of Capital Stock at a public offering price of $36 per share.

In January 2002, we acquired Carmet Company for $5.1 million. Located in Duncan, S.C., this entity is a producer of tungsten carbide cutting tools and wear parts and is included in our AMSG segment.

On April 19, 2002, we sold Strong Tool Company, our industrial supply distributor based in Cleveland, Ohio, for $8.6 million comprised of cash proceeds of $4.0 million and a seller note for $4.6 million. This action resulted in a pretax loss of $3.5 million and is in line with our strategy to refocus the J&L segment on its core catalog business. Annualized sales of this business were approximately $34 million.

In April 2001, we sold ATS, our industrial supply distributor based in Salt Lake City, Utah, for $6.8 million comprised of cash proceeds of $1.0 million and a seller note for $5.8 million. This action resulted in a pretax loss of $5.8 million and is in line with our strategy to refocus the J&L segment on its core catalog business. Annualized sales of this business were approximately $17 million.

We continue to evaluate new opportunities that allow for the expansion of existing product lines into new market areas, either directly or indirectly through joint ventures, where appropriate.

ENVIRONMENTAL MATTERS We are involved in various environmental cleanup and remediation activities at several of our manufacturing facilities. In addition, we are currently named as a potentially responsible party (PRP) at the Li Tungsten Superfund site in Glen Cove, New York. In December 1999, we recorded a remediation reserve of $3.0 million with respect to our involvement in these matters, which was recorded as a component of operating expense. This represents our best estimate of the undiscounted future obligation based on our evaluations and discussions with outside counsel and independent consultants, and the current facts and circumstances related to these matters. We recorded this liability because certain events occurred, including the identification of other PRPs, an assessment of potential remediation solutions and direction from the government for the remedial action plan, that clarified our level of involvement in these matters and our relationship to other PRPs. This led us to conclude that it was probable that a liability had been incurred.

In addition to the amount currently reserved, we may be subject to loss contingencies related to these matters estimated to be up to an additional $3.0 million. We believe that such undiscounted unreserved losses are reasonably possible but are not currently considered to be probable of occurrence. The reserved and unreserved liabilities for all environmental concerns could change substantially in the near term due to factors such as the nature and extent of contamination, changes in remedial requirements, technological changes, discovery of new information, the financial strength of other PRPs, the identification of new PRPs and the involvement of and direction taken by the government on these matters. At June 30, 2002, we have an accrual of $2.8 million recorded relative to this environmental issue.

Additionally, we also maintain reserves for other potential environmental issues associated with our Greenfield operations and a location operated by our German subsidiary. At June 30, 2002, the total of these accruals was $1.4 million and represents anticipated costs associated with the remediation of these issues.

We maintain a Corporate Environmental, Health and Safety (EH&S) Department, as well as an EH&S Policy Committee, to ensure compliance with environmental regulations and to monitor and oversee remediation activities. In addition, we have established an EH&S administrator at each of our global manufacturing facilities. Our financial management team periodically meets with members of the Corporate EH&S Department and the Corporate Legal Department to review and evaluate the status of environmental projects and contingencies. On a quarterly basis, we establish or adjust financial provisions and reserves for environmental contingencies in accordance with SFAS No. 5, "Accounting for Contingencies."

MARKET RISK We are exposed to certain market risks arising from transactions that are entered into in the normal course of business. We seek to minimize these risks through our normal operating and financing activities and, when considered appropriate, through the use of derivative financial instruments. We do not enter into derivative transactions for speculative purposes and therefore hold no derivative instruments for trading purposes. Our objective in managing these exposures is to reduce both earnings and cash flow volatility to allow us to focus our attention on our business operations. We hedge our foreign exchange and interest rate exposures for changes in foreign exchange and interest rates on consolidated results. See Notes 2 and 13 to the consolidated financial statements for additional information.

A portion of our operations consists of investments in foreign subsidiaries. Our exposure to market risk for changes in foreign exchange rates arises from these investments, intercompany loans utilized to finance these subsidiaries, trade receivables and payables, and firm commitments arising from international transactions. We manage our foreign exchange transaction risk to reduce the volatility of cash flows caused by currency fluctuations through internal natural offsets, to the fullest extent possible, and foreign exchange contracts. These contracts are designated as hedges of transactions which will settle in future periods, that otherwise would expose us to foreign currency risk.

The following sensitivity analyses were based upon a hypothetical 10 percent weakening or strengthening in the U.S. dollar compared to the June 30, 2002 foreign currency rates, the effective interest rates under our current borrowing arrangements and the market value of our available-for-sale security. We compared the contractual derivative and borrowing arrangements in effect at June 30, 2002 to the hypothetical foreign exchange or interest rates in the sensitivity analyses to determine the effect on interest expense, pretax income, fair value of the available-for-sale security or the accumulated other comprehensive loss. Our analyses take into consideration the different types of derivative instruments and the applicability of hedge accounting.

Our foreign exchange hedging program protects portions of our currency exposure from unfavorable exchange rate movements. This exposure arises from anticipated cash collections from foreign subsidiaries on transactions between domestic and foreign subsidiaries. This program utilizes purchased options, range forwards and forward contracts primarily to sell foreign currency. The notional amounts of the contracts translated into U.S. dollars at June 30, 2002 and 2001 rates are $62.5 million and $77.9 million, respectively. At June 30, 2002 and 2001, a hypothetical 10 percent strengthening or weakening of the U.S. dollar would not materially change pretax income related to these positions; however, accumulated other comprehensive loss would change by $4.4 million and $1.5 million, respectively.

In June 2001, we accelerated the payment of intercompany sales of product from certain foreign subsidiaries. While this transaction did not affect consolidated June 30, 2001 results, it eliminated a significant portion of hedged anticipated transactions, and therefore, we unwound and discontinued hedge accounting for the related derivative contracts. This resulted in the recognition of gains of $0.6 million, net of hedge ineffectiveness of $0.2 million, as a component of other expense, net. A portion of the gain, $0.2 million, has been deferred in accumulated other comprehensive loss and was recognized in 2002 as the remaining portion of the anticipated transactions occurred in 2002.

In addition, we may enter into forward contracts to hedge transaction exposures or significant cross-border intercompany loans by either purchasing or selling specified amounts of foreign currency at a specified date. At June 30, 2002 and 2001, we had several outstanding forward contracts to purchase and sell foreign currency, with notional amounts, translated into U.S. dollars at June 30, 2002 and 2001 rates, of

                                                [LOGO] KENNAMETAL INC. / AR 2002

$135.2 million and $31.8 million, respectively. A hypothetical 10 percent change in the applicable 2002 and 2001 year-end exchange rates would result in an increase or decrease in pretax income of $5.5 million and $1.6 million, respectively, related to these positions.

Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We seek to manage our interest rate risk in order to balance our exposure between fixed and floating rates while attempting to minimize our borrowing costs. To achieve these objectives, we primarily use interest rate swap agreements to manage exposure to interest rate changes related to these borrowings. At June 30, 2002 and 2001, we had interest rate swap agreements outstanding that effectively convert a notional amount of $150.0 million and $200.0 million, respectively, of debt from floating to fixed interest rates. At June 30, 2002, these agreements mature at various times between July 2002 and June 2003. Additionally, at June 30, 2002, we had interest rate swap agreements outstanding that effectively convert a notional amount of $200 million of the ten-year term notes from fixed to floating interest rates. These agreements mature in June 2012 but provide for a one-time optional early termination for the bank counterparty in June 2007 at the then prevailing market value of the swap agreements.

At June 30, 2002 and 2001, we had $411.4 million and $607.1 million, respectively, of debt outstanding at effective interest rates of 7.9 percent and
5.6 percent, respectively, including the effect of interest rate swaps. A hypothetical change of 10 percent in interest rates from year-end 2002 and 2001 levels would increase or decrease interest expense by approximately $2.2 million and $2.1 million, respectively.

We are exposed to counterparty credit risk for nonperformance of derivative contracts and, in the event of nonperformance, to market risk for changes in interest and currency rates. We manage exposure to counterparty credit risk through credit standards, diversification of counterparties and procedures to monitor concentrations of credit risk. We do not anticipate nonperformance by any of the counterparties.

Our investment in Toshiba Tungaloy is classified as an available-for-sale security and, therefore, is carried at its quoted market value, adjusted for changes in currency exchange rates. At June 30, 2002 and 2001, the carrying and fair value of our investment was $10.7 million and $12.4 million, respectively. A hypothetical change of 10 percent in the quoted market value of this common stock at June 30, 2002 and 2001 would result in a $1.1 million and $1.2 million, respectively, increase or decrease in fair value.

EFFECTS OF INFLATION Despite modest inflation in recent years, rising costs continue to affect our operations throughout the world. We strive to minimize the effects of inflation through cost containment, productivity improvements and price increases under highly competitive conditions.

DISCUSSION OF CRITICAL ACCOUNTING POLICIES In preparing our financial statements in conformity with accounting principles generally accepted in the United States of America, we make judgments and estimates about the amounts reflected in our financial statements. As part of our financial reporting process, our management collaborates to determine the necessary information on which to base our judgments and develops estimates used to prepare the financial statements. We use historical experience and available information to make these judgments and estimates. However, different amounts could be reported using different assumptions and in light of different facts and circumstances. Therefore, actual amounts could differ from the estimates reflected in our financial statements. Our significant accounting policies are described in Note 2 of our consolidated financial statements. We believe that the following discussion addresses our critical accounting policies.

ACCOUNTING FOR CONTINGENCIES We accrue for contingencies in accordance with SFAS No. 5, "Accounting for Contingencies," when it is probable that a liability or loss has been incurred and the amount can be reasonably estimated. Contingencies by their nature relate to uncertainties that require our exercise of judgment both in assessing whether or not a liability or loss has been incurred and estimating the amount of probable loss. The significant contingencies affecting our financial statements include accounts and notes receivable collectibility, inventory valuation, environmental health and safety matters, pending litigation and the realization of deferred tax assets.

LONG-LIVED ASSETS As required under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," we evaluate the recoverability of property, plant and equipment and intangible assets other than goodwill that are amortized whenever events or changes in circumstances indicate the carrying amount of any such assets may not be fully recoverable. Changes in circumstances include technological advances, changes in our business model, capital structure, economic conditions or operating performance. Our evaluation is based upon, among other things, our assumptions about the estimated future undiscounted cash flows these assets are expected to generate. When the sum of the undiscounted cash flows is less than the carrying value, we will recognize an impairment loss. We continually apply our best judgment when performing these evaluations to determine the timing of the testing, the undiscounted cash flows used to assess recoverability and the fair value of the asset.

We evaluate the recoverability of the goodwill and other intangibles of each of our reporting units as required under SFAS No. 142 by comparing the fair value of each reporting unit with its carrying value. The fair values of our reporting units are determined using a combination of a discounted cash flow analysis and market multiples based upon historical and projected financial information. We apply our best judgment when assessing the reasonableness of the financial projections used to determine the fair value of each reporting unit.

PENSION AND OTHER POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS We sponsor these types of benefit plans for a majority of our employees and retirees. We account for these plans as required under SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," and SFAS No. 112, "Employers' Accounting for Postemployment Benefits." Accounting for the cost of these plans requires the estimation of the cost of the benefits to be provided well into the future and attributing that cost over the expected work life of employees participating in these plans. This estimation requires our judgment about the discount rate used to determine these obligations, expected return on plan assets, rate of future compensation increases, rate of future health care costs, withdrawal and mortality rates and participant retirement age. Differences between our estimates and actual results may significantly affect the cost of our obligations under these plans.

RESTRUCTURING ACTIVITIES We accrue the cost of our restructuring activities in accordance with Emerging Issues Task Force Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a restructuring)." We exercise our judgment in estimating the total costs of each of these activities. As we implement these activities, the actual costs may differ from the estimated costs due to changes in the facts and circumstances that were not foreseen at the time of our initial cost accrual.

NEW ACCOUNTING STANDARDS In June 2001, the Financial Accounting Standards Board
(FASB) issued SFAS No. 141, "Business Combinations," SFAS No. 142, "Goodwill and Other Intangible Assets," and SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001.

SFAS No. 142 changes the accounting for goodwill and certain other intangible assets from an amortization method to an impairment only approach. We adopted SFAS No. 142 effective July 1, 2001 and therefore, goodwill will no longer be amortized to earnings. We will continue to amortize non-goodwill intangible assets (i.e. patents, non-compete agreements) over their existing remaining useful lives. As required by SFAS No. 142, we completed the initial phase of the impairment tests within six months of adoption of SFAS No. 142 or December 31, 2001 (see "Changes in Accounting Principles" in Note 2 of the Consolidated Financial Statements). On an ongoing basis, (absent of any impairment indicators), we expect to perform our impairment tests during each June quarter, in connection with our annual planning process. We incurred expense in 2001 and 2000 of $21.0 million and $21.8 million, respectively, related to the amortization of goodwill.

SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. We are required to adopt this standard on July 1, 2002 and are preparing a plan of implementation.

                                                [LOGO] KENNAMETAL INC. / AR 2002

In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued. SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of and supersedes SFAS No. 121. This statement retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used and measurement of long-lived assets to be disposed of by sale. The provisions of this standard are effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. We are currently evaluating the effects of this standard and are preparing a plan of implementation.

In April 2002, SFAS No. 145, "Rescission of the FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," was issued. This statement updates, clarifies and simplifies existing accounting pronouncements. While the technical corrections to existing pronouncements are not substantive in nature, in some instances they may change accounting practice. The provisions of this standard related to SFAS No. 13 are effective for transactions occurring after May 15, 2002. Prospectively, as a result of the adoption of SFAS No. 145, debt extinguishment costs previously classified as extraordinary items will be reclassified.

SFAS No. 146, "Accounting for Exit or Disposal Activities," was issued in July 2002. SFAS No. 146 addresses significant issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including restructuring activities. The scope of SFAS No. 146 includes (1) costs to terminate contracts that are not capital leases; (2) costs to consolidate facilities or relocate employees; and (3) termination benefits provided to employees who are involuntarily terminated under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. The provisions of this statement will be effective for disposal activities initiated after December 31, 2002, with early application encouraged.

FORWARD-LOOKING STATEMENTS This annual report contains "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the fact they use words such as "should," "anticipate," "estimate," "approximate," "expect," "may," "will," "project," "intend," "plan," "believe" and other words of similar meaning and expression in connection with any discussion of future operating or financial performance. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements are likely to relate to, among other things, our goals, plans and projections regarding our financial position, results of operations, cash flows, market position and product development, which are based on current expectations that involve inherent risks and uncertainties, including factors that could delay, divert or change any of them in the next several years. Although it is not possible to predict or identify all factors, they may include the following: global economic conditions; risks associated with integrating and divesting businesses and achieving the expected savings and synergies; demands on management resources; risks associated with international markets such as currency exchange rates, and social and political environments; competition; labor relations; commodity prices; demand for and market acceptance of new and existing products; and risks associated with the implementation of restructuring plans and environmental remediation matters. We can give no assurance that any goal or plan set forth in forward-looking statements can be achieved and readers are cautioned not to place undue reliance on such statements, which speak only as of the date made. We undertake no obligation to release publicly any revisions to forward-looking statements as a result of future events or developments.

Consolidated Statements of Income


Year ended June 30 (in thousands, except per share data)               2002            2001            2000
-----------------------------------------------------------------------------------------------------------
Operations
Net sales (Note 2)                                                       $1,583,742  $1,807,896  $1,866,578
Cost of goods sold                                                        1,072,918   1,192,176   1,228,685
-----------------------------------------------------------------------------------------------------------
Gross profit                                                                510,824     615,720     637,893
Operating expense                                                           389,396     425,641     434,136
Restructuring and asset impairment charges (Note 12)                         27,307       9,545      18,526
Amortization of intangibles                                                   2,804      24,134      26,452
-----------------------------------------------------------------------------------------------------------
Operating income                                                             91,317     156,400     158,779
Interest expense                                                             32,627      50,381      55,079
Other (income) expense, net                                                    (361)     11,690       3,289
-----------------------------------------------------------------------------------------------------------
Income before provision for income taxes and minority interest               59,051      94,329     100,411
Provision for income taxes (Notes 2 and 9)                                   18,900      37,300      43,700
Minority interest                                                             1,653       3,142       4,734
-----------------------------------------------------------------------------------------------------------
Income before extraordinary loss and cumulative effect
 of change in accounting principles                                          38,498      53,887      51,977
Extraordinary loss on early extinguishment
 of debt, net of tax of $178                                                      -           -        (267)
Cumulative effect of change in accounting principles,
 net of tax of $2,389 and $399, respectively                               (250,406)       (599)          -
-----------------------------------------------------------------------------------------------------------
Net (loss) income                                                        $ (211,908) $   53,288  $   51,710
===========================================================================================================
Per Share Data
Basic earnings per share before extraordinary loss
 and cumulative effect of change in accounting principles                $     1.24  $     1.76  $     1.72
Extraordinary loss                                                                -           -       (0.01)
Cumulative effect of change in accounting principles                          (8.04)      (0.02)          -
-----------------------------------------------------------------------------------------------------------
Basic (loss) earnings per share                                          $    (6.80) $     1.74  $     1.71
===========================================================================================================
Diluted earnings per share before extraordinary loss
 and cumulative effect of change in accounting principles                $     1.22  $     1.75  $     1.71
Extraordinary loss                                                                -           -       (0.01)
Cumulative effect of change in accounting principles                          (7.92)      (0.02)          -
-----------------------------------------------------------------------------------------------------------
Diluted (loss) earnings per share (Note 2)                               $    (6.70) $     1.73  $     1.70
===========================================================================================================
Dividends per share                                                      $     0.68  $     0.68  $     0.68
===========================================================================================================
Basic weighted average shares outstanding (Note 2)                           31,169      30,560      30,263
===========================================================================================================
Diluted weighted average shares outstanding                                  31,627      30,749      30,364
===========================================================================================================


The accompanying notes are an integral part of these statements.

                                                [LOGO] KENNAMETAL INC. / AR 2002

Consolidated Balance Sheets


As of June 30 (in thousands, except per share data)                                      2002          2001
-----------------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and equivalents (Note 2)                                                    $   10,385  $   12,940
   Marketable equity securities available-for-sale (Note 2)                             10,728      12,419
   Accounts receivable, less allowance for doubtful accounts
    of $12,671 and $7,999 (Notes 2 and 4)                                              179,101     206,175
   Inventories (Notes 2 and 5)                                                         345,076     373,221
   Deferred income taxes (Notes 2 and 9)                                                71,375      57,452
   Other current assets                                                                 20,719      18,989
-----------------------------------------------------------------------------------------------------------
Total current assets                                                                   637,384     681,196
-----------------------------------------------------------------------------------------------------------
Property, plant and equipment (Note 2):
   Land and buildings                                                                  227,539     227,382
   Machinery and equipment                                                             847,196     776,494
   Less accumulated depreciation                                                      (639,619)   (531,002)
-----------------------------------------------------------------------------------------------------------
Net property, plant and equipment                                                      435,116     472,874
-----------------------------------------------------------------------------------------------------------
Other assets:
   Investments in affiliated companies                                                  11,681       3,875
   Intangible assets, less accumulated amortization
    of $75,390 and $88,514 (Note 2)                                                    367,992     624,760
   Other                                                                                71,438      42,737
-----------------------------------------------------------------------------------------------------------
Total other assets                                                                     451,111     671,372
-----------------------------------------------------------------------------------------------------------
Total assets                                                                        $1,523,611  $1,825,442
===========================================================================================================
Liabilities
Current liabilities:
   Current maturities of long-term debt and capital leases (Note 7)                 $   16,554  $    2,031
   Notes payable to banks (Note 8)                                                       6,926      22,499
   Accounts payable                                                                    101,586     118,073
   Accrued income taxes                                                                  4,066      16,425
   Accrued vacation pay                                                                 28,190      29,134
   Accrued payroll                                                                      22,696      22,189
   Other current liabilities (Note 6)                                                   82,082      84,134
-----------------------------------------------------------------------------------------------------------
Total current liabilities                                                              262,100     294,485
-----------------------------------------------------------------------------------------------------------
Long-term debt and capital leases, less current maturities (Notes 7 and 8)             387,887     582,585
Deferred income taxes (Note 9)                                                          52,570      53,844
Other liabilities                                                                       96,421      87,898
-----------------------------------------------------------------------------------------------------------
Total liabilities                                                                      798,978   1,018,812
-----------------------------------------------------------------------------------------------------------
Commitments and contingencies (Note 16)                                                      -           -
-----------------------------------------------------------------------------------------------------------
Minority interest in consolidated subsidiaries                                          10,671       9,861
-----------------------------------------------------------------------------------------------------------
Shareowners' Equity
Preferred stock, no par value; 5,000 shares authorized; none issued                          -           -
Capital stock, $1.25 par value; 70,000 shares authorized;
 37,383 and 33,615 shares issued                                                        46,729      42,018
Additional paid-in capital                                                             491,263     353,804
Retained earnings                                                                      307,631     540,965
Treasury stock, at cost; 2,573 and 2,774 shares held                                   (72,026)    (65,963)
Unearned compensation                                                                   (4,856)     (2,165)
Accumulated other comprehensive loss (Note 11)                                         (54,779)    (71,890)
-----------------------------------------------------------------------------------------------------------
Total shareowners' equity                                                              713,962     796,769
-----------------------------------------------------------------------------------------------------------
Total liabilities and shareowners' equity                                           $1,523,611  $1,825,442
===========================================================================================================


The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Year ended June 30 (in thousands)                                            2002         2001         2000
-----------------------------------------------------------------------------------------------------------
Operating Activities
Net (loss) income                                                       $ (211,908) $   53,288  $   51,710
Adjustments for non-cash items:
   Depreciation                                                             70,825      73,163      75,194
   Amortization                                                              2,804      24,134      26,452
   Loss on divestitures                                                      3,522       5,781           -
   Restructuring and asset impairment charges                               12,712       4,325       6,378
   Cumulative effect of change in accounting principles,
    net of tax                                                             250,406         599           -
   Loss on early extinguishment of debt, net of tax                              -           -         267
   Other                                                                     2,485      12,362      11,472
Changes in certain assets and liabilities,
 net of effects of acquisition and divestitures:
   Accounts receivable                                                      33,603       9,620     (17,257)
   Proceeds from accounts receivable securitization                          2,200       5,200       6,500
   Inventories                                                              40,251      19,894      14,331
   Accounts payable and accrued liabilities                                (29,033)       (827)     44,968
   Other                                                                   (22,707)    (19,983)      1,192
-----------------------------------------------------------------------------------------------------------
Net cash flow from operating activities                                    155,160     187,556     221,207
-----------------------------------------------------------------------------------------------------------
Investing Activities
Purchases of property, plant and equipment                                 (44,040)    (59,929)    (50,663)
Disposals of property, plant and equipment                                  10,905       4,227       8,109
Divestitures, net of cash                                                    3,309         729           -
Purchase of subsidiary stock                                                (1,161)    (47,505)          -
Acquisition of business assets                                              (5,385)          -           -
Investment in affiliates                                                    (5,770)          -           -
Other                                                                       (1,129)        (26)       (531)
-----------------------------------------------------------------------------------------------------------
Net cash flow used for investing activities                                (43,271)   (102,504)    (43,085)
-----------------------------------------------------------------------------------------------------------
Financing Activities
Net (decrease) increase in notes payable                                    (4,778)      4,038     (18,491)
Net decrease in revolving and other lines of credit                        (84,151)    (78,905)    (15,100)
Term debt borrowings                                                       549,950       1,216         378
Term debt repayments                                                      (677,563)     (2,941)   (129,810)
Net proceeds from issuance of capital stock                                120,584           -           -
Dividend reinvestment and employee benefit and stock plans                  23,269      22,854      11,276
Purchase of treasury stock                                                 (12,417)    (16,494)          -
Cash dividends paid to shareowners                                         (21,426)    (21,056)    (20,570)
Financing fees                                                             (10,448)          -           -
Other                                                                       (1,268)       (949)     (1,018)
-----------------------------------------------------------------------------------------------------------
Net cash flow used for financing activities                               (118,248)    (92,237)   (173,335)
-----------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and equivalents                      3,804      (2,198)        128
-----------------------------------------------------------------------------------------------------------
Cash and Equivalents
Net (decrease) increase in cash and equivalents                             (2,555)     (9,383)      4,915
Cash and equivalents, beginning of year                                     12,940      22,323      17,408
-----------------------------------------------------------------------------------------------------------
Cash and equivalents, end of year                                       $   10,385  $   12,940  $   22,323
==========================================================================================================
Supplemental Disclosures
Interest paid (net of amount capitalized)                               $   33,861  $   51,480  $   55,000
Income taxes paid                                                           31,949      36,608      17,092
Contribution of stock to employee benefit plans                              9,405      13,364       9,170
Notes received from sale of subsidiaries                                     4,587       5,809           -
-----------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these statements.

                                                [LOGO] KENNAMETAL INC. / AR 2002


Consolidated Statements of Shareowners' Equity

Year ended June 30 (in thousands)                                    2002        2001         2000
--------------------------------------------------------------------------------------------------
Capital Stock
Balance at beginning of year                                    $   42,018  $   41,500  $   41,128
Issuance of capital stock                                            4,428           -           -
Issuance of capital stock under employee benefit and stock plans       283         518         372
--------------------------------------------------------------------------------------------------
Balance at end of year                                              46,729      42,018      41,500
--------------------------------------------------------------------------------------------------
Additional Paid-In Capital
Balance at beginning of year                                       353,804     335,314     325,382
Issuance of capital stock                                          116,156           -           -
Dividend reinvestment                                                1,672       1,511       1,250
Issuance of capital stock under employee benefit and stock plans    19,631      16,979       8,682
--------------------------------------------------------------------------------------------------
Balance at end of year                                             491,263     353,804     335,314
--------------------------------------------------------------------------------------------------
Retained Earnings
Balance at beginning of year                                       540,965     508,733     477,593
Net (loss) income                                                 (211,908)     53,288      51,710
Cash dividends to shareowners                                      (21,426)    (21,056)    (20,570)
--------------------------------------------------------------------------------------------------
Balance at end of year                                             307,631     540,965     508,733
--------------------------------------------------------------------------------------------------
Treasury Stock
Balance at beginning of year                                       (65,963)    (55,236)    (57,199)
Purchase of treasury stock, at cost                                (12,417)    (16,494)          -
Dividend reinvestment                                                  854       1,284       1,236
Issuance of capital stock under employee benefit and stock plans     5,500       4,483         727
--------------------------------------------------------------------------------------------------
Balance at end of year                                             (72,026)    (65,963)    (55,236)
--------------------------------------------------------------------------------------------------
Unearned Compensation
Balance at beginning of year                                        (2,165)     (2,814)     (3,330)
Issuance of capital stock under employee benefit and stock plans    (4,671)     (1,921)     (1,094)
Amortization of unearned compensation                                1,980       2,570       1,610
--------------------------------------------------------------------------------------------------
Balance at end of year                                              (4,856)     (2,165)     (2,814)
--------------------------------------------------------------------------------------------------
Accumulated Other Comprehensive Loss
Balance at beginning of year                                       (71,890)    (47,243)    (38,443)
Unrealized (loss) gain on marketable equity
 securities available-for-sale, net of tax                          (1,774)     (7,379)      7,503
Cumulative effect of change in accounting principle, net of tax          -       1,571           -
Unrealized losses on derivatives designated and qualified
 as cash flow hedges, net of tax                                    (1,372)     (2,044)          -
Reclassification of unrealized gains or losses
 on expired derivatives, net of tax                                 (1,902)     (2,049)          -
Minimum pension liability adjustment, net of tax                      (945)     (2,670)        415
Foreign currency translation adjustments                            23,104     (12,076)    (16,718)
--------------------------------------------------------------------------------------------------
Other comprehensive income (loss)                                   17,111     (24,647)     (8,800)
--------------------------------------------------------------------------------------------------
Balance at end of year                                             (54,779)    (71,890)    (47,243)
--------------------------------------------------------------------------------------------------
Total shareowners' equity, June 30                              $  713,962  $  796,769  $  780,254
==================================================================================================
Comprehensive (Loss) Income
Net (loss) income                                               $ (211,908) $   53,288  $   51,710
Other comprehensive income (loss)                                   17,111     (24,647)     (8,800)
--------------------------------------------------------------------------------------------------
Comprehensive (loss) income                                     $ (194,797) $   28,641  $   42,910
==================================================================================================


The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 NATURE OF OPERATIONS We are a leading global manufacturer, marketer and distributor of a broad range of cutting tools, tooling systems, supplies and technical services, as well as wear-resistant parts. We believe that our reputation for manufacturing excellence and technological expertise and innovation in our principal products has helped us achieve a leading market presence in our primary markets. We believe we are the second largest global provider of metalcutting tools and tooling systems. End users of our products include metalworking manufacturers and suppliers in the aerospace, automotive, machine tool and farm machinery industries, as well as manufacturers and suppliers in the highway construction, coal mining, quarrying and oil and gas exploration industries.

Unless otherwise specified, any reference to a "year" is to a fiscal year ended June 30. When used in this Annual Report to Shareowners, unless the context requires otherwise, the terms "we," "our" and "us" refer to Kennametal Inc. and its subsidiaries.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES The summary of our significant accounting policies is presented below to assist in evaluating our consolidated financial statements.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include our accounts and those of majority-owned subsidiaries. All significant intercompany balances and transactions are eliminated. Investments in entities over which we have significant influence are accounted for on an equity basis.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS In preparing our financial statements in conformity with accounting principles generally accepted in the United States of America, we make judgments and estimates about the amounts reflected in our financial statements. As part of our financial reporting process, our management collaborates to determine the necessary information on which to base our judgments and develop estimates used to prepare the financial statements. We use historical experience and available information to make these judgments and estimates. However, different amounts could be reported using different assumptions and in light of different facts and circumstances. Therefore, actual amounts could differ from the estimates reflected in our financial statements.

CASH AND EQUIVALENTS Temporary cash investments having original maturities of three months or less are considered cash equivalents. Cash equivalents principally consist of investments in money market funds and certificates of deposit.

MARKETABLE EQUITY SECURITIES AVAILABLE-FOR-SALE Our investment in marketable equity securities is accounted for as an available-for-sale security under Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This investment in Toshiba Tungaloy Co., Ltd., a leading Japanese manufacturer of consumable metalcutting products, is reported at fair value, as determined through quoted market sources. The unrealized gain or loss on this investment is recorded as a component of accumulated other comprehensive loss, net of tax. A gross unrealized loss on this investment of $0.8 million is recorded at June 30, 2002 while a gross unrealized gain of $2.1 million was recorded at June 30, 2001.

ACCOUNTS RECEIVABLE Accounts receivable includes $3.3 million and $2.8 million of receivables from affiliates at June 30, 2002 and 2001, respectively. We market our products to a diverse customer base throughout the world. Trade credit is extended based upon evaluations of each customer's ability to satisfy its obligations, which are updated periodically. Accounts receivable reserves are determined based upon an aging of accounts and a review of specific accounts.

INVENTORIES Inventories are stated at the lower of cost or market. We use the last-in, first-out (LIFO) method for determining the cost of a significant portion of our U.S. inventories. The cost of the remainder of inventories is determined under the first-in, first-out (FIFO) or average cost methods. When market conditions indicate an excess of carrying costs over market value, a lower-of-cost-or-market provision is recorded.

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

                                                [LOGO] KENNAMETAL INC. / AR 2002

Depreciation for financial reporting purposes is computed using the straight-line method over the following estimated useful lives:

Building and improvements                                          15 - 40 years
Machinery and equipment                                             4 - 10 years
Furniture and fixtures                                              5 - 10 years
Computer hardware and software                                       3 - 5 years
--------------------------------------------------------------------------------

Leased property and equipment under capital leases are amortized using the straight-line method over the terms of the related leases.

Routine maintenance, repairs and replacements are charged to operations. Expenditures that materially increase values, change capacities or extend useful lives are capitalized.

Under the provisions of SOP 98-1, we capitalize costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and we have authorized further funding for projects which we believe will be completed and used to perform the function intended.

LONG-LIVED ASSETS We periodically perform ongoing reviews of underperforming businesses and other long-lived assets for impairment pursuant to the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." These in-depth reviews may include an analysis of the current operations, capacity utilization etc., in conjunction with the markets in which the businesses are operating. A comparison is performed of the undiscounted projected cash flows of the current operating forecasts to the net book value of the related assets. If it is determined that the full value of the assets may not be recoverable, an appropriate charge to adjust the carrying value of the long-lived assets to fair value may be required.

INTANGIBLE ASSETS Intangible assets primarily include goodwill, which represents the excess of cost over the fair value of acquired companies. Prior to our adoption of SFAS No. 142 on July 1, 2001, goodwill was amortized using the straight-line method over periods ranging from two to forty years. Under SFAS No. 142, all goodwill amortization ceased effective July 1, 2001. SFAS No. 142 is not permitted to be applied retroactively to financial statements of prior periods. Prospectively, goodwill and intangible assets with indefinite useful lives will be tested at least annually for impairment. On an ongoing basis (absent of any impairment indicators), we expect to perform our impairment tests during the June quarter, in connection with our planning process.

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

For purposes of determining the number of dilutive shares outstanding, weighted average shares outstanding for basic earnings per share calculations were increased due solely to the dilutive effect of unexercised capital stock options by 0.5 million, 0.2 million and 0.1 million shares in 2002, 2001 and 2000, respectively. Unexercised stock options to purchase our capital stock of 1.2 million, 1.5 million and 1.7 million shares at June 30, 2002, 2001 and 2000, respectively, are not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price.

REVENUE RECOGNITION Revenue from the sale of products is generally recognized when risk of loss, title and insurable risk have transferred to the customer, which in most cases coincides with shipment of the related products. We do not ship product unless we have documentation authorizing shipment to our customers. Historically, we have experienced very low levels of returned product and do not consider the effect of returned product to be material.

RESEARCH AND DEVELOPMENT COSTS Research and development costs of $18.3 million, $18.9 million and $19.2 million in 2002, 2001 and 2000, respectively, were expensed as incurred.

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

CHANGES IN ACCOUNTING PRINCIPLES On July 1, 2000, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," resulting in the recording of current assets of $1.6 million, long-term assets of $1.4 million, current liabilities of $1.3 million, long-term liabilities of $0.7 million, a decrease in accumulated other comprehensive loss of $1.6 million, net of tax, and a loss from the cumulative effect from the change in accounting principle of $0.6 million, net of tax.

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001.

We adopted SFAS No. 142, "Goodwill and Other Intangible Assets," effective July 1, 2001, which establishes new accounting and reporting requirements for goodwill and other intangible assets, including new measurement techniques for evaluating the recoverability of such assets. Under SFAS No. 142, all goodwill amortization ceased effective July 1, 2001. Goodwill attributable to each of our reporting units was tested for impairment by comparing the fair value of each reporting unit with its carrying value. As a result of the adoption of this rule, we recorded a non-cash pre-tax charge of $252.8 million specific to the electronics (AMSG segment - $82.1 million) and the industrial product group (MSSG segment - $170.7 million) businesses, which were acquired in 1998 as part of Greenfield Industries. The fair values of these reporting units were determined using a combination of discounted cash flow analysis and market multiples based upon historical and projected financial information. The initial phase of the impairment tests were performed within six months of adoption of SFAS No. 142 or December 31, 2001, and are required at least annually thereafter. On an ongoing basis (absent of any impairment indicators), we expect to perform our impairment tests during the June quarter, in connection with our annual planning process.

Under SFAS No. 142, the impairment adjustment recognized at adoption of this standard was reflected as a cumulative effect of a change in accounting principle, effective July 1, 2001. Impairment adjustments recognized after adoption, if any, are required to be recognized as a component of operating expense.

The carrying amount of goodwill attributable to each segment, after the non-cash charges for the adoption of SFAS No. 142 at June 30, 2002 and 2001 is as follows:

(in thousands)             June 30, 2001         Impairment         Disposals      Translation     June 30, 2002
----------------------------------------------------------------------------------------------------------------
MSSG                           $ 315,463         $ (170,682)         $     --          $ 2,376         $ 147,157
AMSG                             249,345            (82,113)               --              310           167,542
J&L Industrial Supply             45,748                 --            (6,099)              --            39,649
Full Service Supply                4,707                 --                --               --             4,707
----------------------------------------------------------------------------------------------------------------
Total                          $ 615,263         $ (252,795)         $ (6,099)         $ 2,686         $ 359,055
================================================================================================================

In connection with the adoption of SFAS No. 142, we also reassessed the useful lives and the classification of our identifiable intangible assets and determined that they continue to be appropriate. The remaining lives of these assets, excluding the intangible pension asset, range from one to four years. The components of our intangible assets are as follows:

                                                                   June 30, 2002                           June 30, 2001
                                                   -----------------------------           -----------------------------
                                                      Gross                                   Gross
                                                   Carrying          Accumulated           Carrying          Accumulated
(in thousands)                                       Amount         Amortization             Amount         Amortization
------------------------------------------------------------------------------------------------------------------------
Contract based                                     $ 11,910           $  (9,488)           $ 12,098           $  (7,969)
Technology based and other                            3,374              (2,423)              5,098              (2,817)
Intangible pension asset                              5,564                  --               3,087                  --
------------------------------------------------------------------------------------------------------------------------
Total                                              $ 20,848           $ (11,911)           $ 20,283           $ (10,786)
========================================================================================================================

                                                [LOGO] KENNAMETAL INC. / AR 2002

Amortization expense for intangible assets, other than goodwill, was $2.8 million, $3.1 million and $4.7 million for 2002, 2001 and 2000, respectively.

Actual results of operations for the year ended June 30, 2002 and pro forma results of operations for the years ended June 30, 2001 and 2000 had we applied the non-amortization provisions of SFAS No. 142 in these periods are as follows:

                                                                        June 30
                                           ------------------------------------
(in thousands, except per share amounts)          2002         2001        2000
-------------------------------------------------------------------------------
Reported net (loss) income                  $ (211,908)    $ 53,288    $ 51,710
Goodwill impairment, net of tax                250,406           --          --
Goodwill amortization, net of tax                   --       18,975      19,198
-------------------------------------------------------------------------------
Adjusted net income                         $   38,498     $ 72,263    $ 70,908
===============================================================================
Basic earnings per share:
   Reported net (loss) income               $    (6.80)    $   1.74    $   1.71
   Goodwill impairment                            8.04           --          --
   Goodwill amortization                            --         0.62        0.63
-------------------------------------------------------------------------------
Adjusted net income                         $     1.24     $   2.36    $   2.34
===============================================================================
Diluted earnings per share:
   Reported net (loss) income               $    (6.70)    $   1.73    $   1.70
   Goodwill impairment                            7.92           --          --
   Goodwill amortization                            --         0.62        0.63
-------------------------------------------------------------------------------
Adjusted net income                         $     1.22     $   2.35    $   2.33
===============================================================================


FOREIGN CURRENCY TRANSLATION Assets and liabilities of international operations are translated into U.S. dollars using year-end exchange rates, while revenues and expenses are translated at average exchange rates throughout the year. The resulting net translation adjustments are recorded as a component of accumulated other comprehensive loss. The local currency is the functional currency of most of our locations.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES From time to time, we use derivative financial instruments to dampen the effects of changes in foreign exchange rates on our consolidated results and to achieve our targeted mix of fixed and floating interest rates on outstanding debt. We account for derivative instruments as a hedge of the related asset, liability, firm commitment or anticipated transaction when the derivative is specifically designated as a hedge of such items. We do not enter into derivative transactions for speculative purposes and therefore hold no derivative instruments for trading purposes. Our objective in managing foreign exchange exposures with derivative instruments is to reduce both earnings and cash flow volatility, allowing us to focus our attention on business operations. With respect to interest rate management, these derivative instruments allow us to achieve our targeted fixed-to-floating interest rate mix as a separate decision from funding arrangements in the bank and public debt markets.

Forward contracts, purchased options and range forward contracts (a transaction where both a put option is purchased and a call option is sold), designated as cash flow hedges, hedge anticipated cash flows from cross-border intercompany sales of product and services. These contracts mature at various times through August 2003. Gains and losses realized on these contracts at maturity are recorded in accumulated other comprehensive loss, net of tax, and are recognized as a component of other expense (income), net when the underlying sale of product or services are recognized into earnings. We recognized expense of $0.1 million and $0.8 million as a component of other expense, net, in 2002 and 2001, respectively, related to hedge ineffectiveness. The time value component of the fair value of purchased options and range forwards is excluded from the assessment of hedge effectiveness. Based upon foreign exchange and interest rates at June 30, 2002, we expect to recognize into earnings in the next 12 months losses on outstanding derivatives of $2.9 million related to outstanding derivative instruments.

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

Fixed-to-floating interest rate swap agreements, designated as fair value hedges, hedge our exposure to fair value fluctuations on a portion of our fixed rate ten-year Senior Unsecured Notes due to changes in the overall interest rate environment. These contracts mature in June 2012. We record the gain or loss of these contracts in the balance sheet, with the offset to the carrying value of the Senior Unsecured Notes. Any gain or loss resulting from changes in the fair value of these contracts offset the corresponding gains or losses from changes in the fair values of the Senior Unsecured Notes. As a result, changes in the fair value of these contracts had no impact on current year earnings.

Forward contracts hedging significant cross-border intercompany loans are considered other derivatives and therefore, not eligible for hedge accounting. These contracts are recorded at fair value in the balance sheet, with the offset to other expense (income), net.

In June 2001, we accelerated the payment of certain intercompany sales of product from foreign subsidiaries. While this transaction did not affect consolidated June 30, 2001 results, it eliminated a significant portion of hedged anticipated transactions, and therefore, we unwound and discontinued hedge accounting for the related derivative contracts. This resulted in the recognition of gains of $0.6 million, net of hedge ineffectiveness of $0.2 million, as a component of other expense, net. A portion of the gain, $0.2 million, was deferred in accumulated other comprehensive loss and was recognized in 2002 as the remaining portion of the transactions occurred in 2002.

New Accounting Standards In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. We are required to adopt this standard on July 1, 2002 and are preparing a plan of implementation.

In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued. SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of and supersedes SFAS No. 121. This statement retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used and measurement of long-lived assets to be disposed of by sale. The provisions of this standard are effective for the fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. We are currently evaluating the effects of this standard and are preparing a plan for its implementation.

In April 2002, SFAS No. 145, "Rescission of the FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," was issued. This statement updates, clarifies and simplifies existing accounting pronouncements. While the technical corrections to existing pronouncements are not substantive in nature, in some instances they may change accounting practice. The provisions of this standard related to SFAS No. 13 are effective for transactions occurring after May 15, 2002. Prospectively, as a result of the adoption of SFAS No. 145, debt extinguishment costs previously classified as extraordinary items will be reclassified.

In July 2002, SFAS No. 146, "Accounting for Exit or Disposal Activities," was issued. SFAS No. 146 addresses significant issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including restructuring activities. The scope of SFAS No. 146 includes (1) costs to terminate contracts that are not capital leases; (2) costs to consolidate facilities or relocate employees; and (3) termination benefits provided to employees who are involuntarily terminated under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. The provisions of this statement will be effective for disposal activities initiated after December 31, 2002, with early application encouraged. We are currently evaluating the effects of the standard and are preparing a plan for its implementation.

Reclassifications Certain amounts in the prior years' consolidated financial statements have been reclassified to conform with the current-year presentation.

NOTE 3 ACQUISITIONS AND DIVESTITURES In 2000, we engaged an investment bank to explore strategic alternatives regarding our 83 percent-owned subsidiary, JLK Direct Distribution Inc. (JLK), including a possible divestiture. At that time, we believed a divestiture might enhance growth prospects for both Kennametal and JLK by allowing each company to focus on its core competencies. We completed a thorough and disciplined process of evaluating strategic alternatives and on May 2, 2000, decided to terminate consideration of a possible divestiture at that time. We incurred and expensed $0.8 million in costs associated with this evaluation in 2000.

                                                [LOGO] KENNAMETAL INC. / AR 2002

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

In January 2002, we acquired Carmet Company for $5.1 million. Located in Duncan, S.C., this entity is a producer of tungsten cutting tools and wear parts and is included in our AMSG segment.

In April 2001, we sold ATS Industrial Supply, Inc., our industrial supply distributor based in Salt Lake City, Utah, for $6.8 million comprised of cash proceeds of $1.0 million and a seller note for $5.8 million. This action resulted in a pretax loss of approximately $5.8 million and is in line with our strategy to refocus the J&L segment on its core catalog business. Annualized sales of this business were approximately $17 million.

On April 19, 2002, we sold Strong Tool Company, our industrial supply distributor based in Cleveland, Ohio, for $8.6 million comprised of cash proceeds of $4.0 million and a seller note for $4.6 million. This action resulted in a pretax loss of $3.5 million and is in line with our strategy to refocus the J&L segment on its core catalog business. Annualized sales of this business were approximately $34 million.

On May 3, 2002, we signed a definitive agreement to purchase the Widia Group (Widia) in Europe and India from Milacron Inc. for EUR 188.0 million (approximately $185 million) subject to a purchase price adjustment based on the change in the net assets of Widia from December 31, 2001 to the closing date.

NOTE 4 ACCOUNTS RECEIVABLE SECURITIZATION PROGRAM We have an agreement with a financial institution whereby we securitize, on a continuous basis, an undivided interest in a specific pool of our domestic trade accounts receivable. Pursuant to this agreement, we, and several of our domestic subsidiaries, sell our domestic accounts receivable to Kennametal Receivables Corporation, a wholly-owned, bankruptcy-remote subsidiary (KRC). A bankruptcy-remote subsidiary is a company that has been structured to make it highly unlikely that it would be drawn into a bankruptcy of Kennametal Inc., or any of our other subsidiaries. KRC was formed to purchase these accounts receivable and sell participating interests in such accounts receivable to the financial institution which, in turn, purchases and receives ownership and security interests in those assets. As collections reduce the amount of accounts receivable included in the pool, we sell new accounts receivable to KRC which, in turn, securitizes these new accounts receivable with the financial institution.

We are permitted to securitize up to $100.0 million of accounts receivable under this agreement. The actual amount of accounts receivable securitized each month is a function of the net change (new billings less collections) in the specific pool of domestic accounts receivable, the impact of detailed eligibility requirements in the agreement (e.g. the aging, terms of payment, quality criteria and customer concentrations), and the application of various reserves which are typically in trade receivable securitization transactions. A decrease in the amount of eligible accounts receivable could result in our inability to continue to securitize all or a portion of our accounts receivable. It is not unusual, however, for the amount of our eligible accounts receivable to vary by up to $5.0 to $10.0 million per month. The financial institution charges us fees based on the level of accounts receivable securitized under this agreement and the commercial paper market rates plus the financial institution's cost to administer the program. The costs incurred under this program, $2.5 million, $5.7 million and $5.2 million in 2002, 2001 and 2000, respectively, are accounted for as a component of other expense, net and represent attractive funding costs compared to existing bank and public debt transactions. At June 30, 2002 and 2001, we securitized accounts receivable of $95.9 million and $93.7 million, respectively, under this program. Our retained interests in accounts receivable available for securitization and recorded as a component of accounts receivable were $37.1 million and $35.8 million at June 30, 2002 and 2001, respectively.

This agreement is required to be renewed periodically, and it is our intention to continuously obtain that renewal when required. The current agreement has an expiration date of June 30, 2003. Non-renewal of this agreement would result in our requirement to otherwise finance the amounts securitized.

We anticipate that the risk of non-renewal of this securitization program with the provider or some other provider is very low. In the event of a decrease of our eligible accounts receivable or non-renewal of our securitization program, we would have to utilize alternative sources of capital to fund that portion of our working capital needs.

NOTE 5 INVENTORIES Inventories consisted of the following:

(in thousands)                                2002              2001
--------------------------------------------------------------------
Finished goods                           $ 260,783         $ 284,801
Work in process and powder blends           91,871            94,231
Raw materials and supplies                  34,452            32,130
--------------------------------------------------------------------
Inventories at current cost                387,106           411,162
Less LIFO valuation                        (42,030)          (37,941)
--------------------------------------------------------------------
Total inventories                        $ 345,076         $ 373,221
====================================================================

We used the LIFO method of valuing our inventories for approximately 49 and 44 percent of total inventories at June 30, 2002 and 2001, respectively. We use the LIFO method in order to more closely match current costs with current revenues, thereby reducing the effects of inflation on earnings.

NOTE 6 OTHER CURRENT LIABILITIES Other current liabilities consisted of the following:

(in thousands)                                2002              2001
--------------------------------------------------------------------
Accrued employee benefits                  $21,378           $21,829
Payroll, state and local taxes               5,234             9,568
Accrued interest expense                     1,355             2,803
Other accrued expenses                      54,115            49,934
--------------------------------------------------------------------
Total other current liabilities            $82,082           $84,134
====================================================================

NOTE 7 LONG-TERM DEBT AND CAPITAL LEASES Long-term debt and capital lease obligations consisted of the following:

(in thousands)                                                              2002            2001
-------------------------------------------------------------------------------------------------
7.2% Senior Unsecured Notes due 2012 net of discount of $1,108
  and the fair value of certain interest rate swaps of $934            $ 297,958       $      --

New Credit Agreement, revolving credit loans, 2.905% to
  4.775% in 2002, due 2005                                                81,500              --

Bank Credit Agreement, revolving credit loans, 4.355% to 5.805%
  in 2001                                                                     --         375,000

Euro Credit Agreement, revolving credit loans, 5.389% in 2001                 --         179,140
Yen Credit Facility, 0.83% and 1.11% in 2002 and 2001, due 2003           14,083          13,482
Lease of office facilities and equipment with terms expiring
  through 2008 at 4.45% to 4.73%                                           8,982           7,906

Other                                                                      1,918           9,088
-------------------------------------------------------------------------------------------------
Total debt and capital leases                                            404,441         584,616
-------------------------------------------------------------------------------------------------
Less current maturities:
   Long-term debt                                                        (14,621)           (524)
   Capital leases                                                         (1,933)         (1,507)
-------------------------------------------------------------------------------------------------
Total current maturities                                                 (16,554)         (2,031)
-------------------------------------------------------------------------------------------------
Long-term debt and capital leases                                      $ 387,887       $ 582,585
=================================================================================================

SENIOR UNSECURED NOTES AND NEW CREDIT AGREEMENT On June 19, 2002, we issued $300 million of 7.2% Senior Unsecured Notes due 2012 (Senior Unsecured Notes). These notes were issued at 99.629% of the face amount and yielded $294.3 million of net proceeds after related financing fees. The proceeds of this debt issuance were utilized to repay senior bank indebtedness and for general corporate purposes. Interest is payable semi-annually on June 15th and December 15th of each year commencing December 15, 2002. The Senior Unsecured Notes contain covenants that restrict our ability to create loans, enter into sale-leaseback transactions or certain consolidations or mergers, or sell all or substantially all of our assets.

We also entered into a new three-year, multi-currency, revolving credit facility with a group of financial institutions (New Credit Agreement). This New Credit Agreement permits revolving credit loans of up to $650 million for working capital, capital expenditures and general corporate purposes and replaces the previous Bank Credit

                                                [LOGO] KENNAMETAL INC. / AR 2002


Agreement and Euro Credit Agreement discussed below. Interest payable under this New Credit Agreement is based upon the type of borrowing under the facility and may be (1) the greater of the prime rate and the federal funds effective rate plus 0.50%, (2) Euro-currency rates plus an applicable margin, or (3) a quoted fixed rate offered by one or more lenders at the time of borrowing. The New Credit Agreement contains various restrictive and affirmative covenants including some requiring the maintenance of certain financial ratios.

Our New Credit Agreement contains various covenants with which we must be in compliance including three financial covenants: a maximum leverage ratio, a maximum fixed charge coverage ratio and a minimum consolidated net worth. As of June 30, 2002, outstanding borrowings under this agreement were $81.5 million and we had the ability to borrow under this agreement or otherwise have additional debt of up to $262.5 million and be in compliance with the maximum leverage ratio financial covenant. The maximum leverage ratio financial covenant requires that we maintain at the end of each fiscal quarter a specified consolidated leverage ratio (as that term is defined in this agreement).

PREVIOUS DEBT AGREEMENTS In 1998, we entered into a $1.4 billion Bank Credit Agreement. Subject to certain conditions, the Bank Credit Agreement permitted term loans of up to $500 million and revolving credit loans of up to $900 million for working capital, capital expenditures and general corporate purposes.

On December 20, 2000, we entered into a EUR 212.0 million Euro-denominated revolving credit facility (Euro Credit Agreement) to hedge the foreign exchange exposure of our net investment in Euro-based subsidiaries and to diversify our interest rate exposure. Amounts borrowed under the Euro Credit Agreement were required to be used to repay indebtedness under the previous Bank Credit Agreement and, to the extent the previous Bank Credit Agreement was repaid, for working capital and general corporate purposes. On January 8, 2001, we borrowed EUR 212.0 million under this facility to meet our obligation under then outstanding Euro-denominated forward foreign exchange contracts. The proceeds from the Euro-denominated forward foreign exchange contracts of $191.1 million were used to repay amounts borrowed under our previous Bank Credit Agreement. Subsequently, the availability under the previous Bank Credit Agreement was permanently reduced from $900.0 million to $700.0 million, resulting in a write-down of a portion of deferred financing fees of $0.3 million. This charge was recorded as a component of interest expense.

The Bank Credit Agreement and the Euro Credit Agreement were cancelled in June 2002 when we repaid both facilities using proceeds raised from the public debt offering, the capital stock issuance and the New Credit Agreement.

Future principal maturities of long-term debt are $14.6 million, $0.2 million, $81.7 million, $0.2 million and $0.2 million, respectively, in 2003 through 2007.

Future minimum lease payments under capital leases for the next five years and thereafter in total are as follows:

(in thousands)
-------------------------------------------------------------------------------
2003                                                                   $  2,343
2004                                                                      2,125
2005                                                                      1,622
2006                                                                      2,488
2007                                                                        660
After 2007                                                                  942
-------------------------------------------------------------------------------
Total future minimum lease payments                                      10,180
Less amount representing interest                                        (1,198)
-------------------------------------------------------------------------------
Amount recognized as capital lease obligation                          $  8,982
===============================================================================

Our secured debt at June 30, 2002 are industrial revenue bond obligations of $1.5 million and the capitalized lease obligations of $9.0 million. These obligations are secured by the underlying assets.

NOTE 8 NOTES PAYABLE AND LINES OF CREDIT. Notes payable to banks of $6.9 million and $22.5 million at June 30, 2002 and 2001, respectively, represent short-term borrowings under international credit lines with commercial banks. These credit lines, translated into U.S. dollars at June 30, 2002 rates, totaled $81.5 million at June 30, 2002, of which $74.6 million was unused. The weighted average interest rate for short-term borrowings was 2.78 percent and 5.13 percent at June 30, 2002 and 2001, respectively.

NOTE 9 INCOME TAXES Income before income taxes and the provision for income taxes consisted of the following:

(in thousands)                                        2002            2001(1)     2000
------------------------------------------------------------------------------------------
Income before provision for income taxes:
   United States                                    $  11,564     $  35,108     $  59,679
   International                                       47,487        59,221        40,732
------------------------------------------------------------------------------------------
Total income before provision for
 income taxes and minority interest                 $  59,051     $  94,329     $ 100,411
==========================================================================================
Current income taxes:
   Federal                                          $ (17,303)    $  26,435     $  16,053
   State                                                1,070         5,034         1,729
   International                                       19,255        15,234        19,861
------------------------------------------------------------------------------------------
Total current income taxes                              3,022        46,703        37,643
Deferred income taxes                                  15,878        (9,403)        6,057
------------------------------------------------------------------------------------------
Provision for income taxes                          $  18,900     $  37,300     $  43,700
==========================================================================================
Effective tax rate                                       32.0%         39.5%         43.5%
==========================================================================================

(1) Taxes of $16.8 million in 2001 were previously classified as current and have been reclassified to deferred taxes in the 2001 presentation.

The reconciliation of income taxes computed using the statutory U.S. income tax rate and the provision for income taxes was as follows:


(in thousands)                                         2002           2001         2000
-----------------------------------------------------------------------------------------
Income taxes at U.S. statutory rate                 $  20,668     $  33,015     $  35,144
State income taxes, net of federal tax benefits         2,656         2,696           528
Nondeductible goodwill                                   --           5,557         5,605
International tax rate differences                     (5,773)       (4,899)         (123)
International losses with no related tax benefits         990         1,135         2,527
Other                                                     359          (204)           19
-----------------------------------------------------------------------------------------
Provision for income taxes                          $  18,900     $  37,300     $  43,700
==========================================================================================

Deferred tax assets and liabilities consisted of the following:

(in thousands)                                                        2002          2001(1)
-----------------------------------------------------------------------------------------
Deferred tax assets:
   Net operating loss carryforwards                               $   9,602     $  11,820
   Inventory valuation and reserves                                  23,630        39,507
   Other postretirement benefits                                     18,721        18,087
   Accrued employee benefits                                         17,962        16,771
   FTC carryforward                                                   3,525          --
   Other                                                             23,917        10,575
-----------------------------------------------------------------------------------------
Total                                                                97,357        96,760
Valuation allowance                                                  (6,600)       (7,411)
-----------------------------------------------------------------------------------------
Total deferred tax assets                                         $  90,757     $  89,349
==========================================================================================
Deferred tax liabilities:
   Tax depreciation in excess of book                             $  47,321     $  43,088
   Pension benefits                                                  16,827         9,967
   Other                                                              7,804        15,914
-----------------------------------------------------------------------------------------
Total deferred tax liabilities                                    $  71,952     $  68,969
==========================================================================================

(1) Taxes of $16.8 million in 2001 were previously classified as current and have been reclassified to deferred taxes in the 2001 presentation.

Deferred income taxes were not provided on cumulative undistributed earnings of international subsidiaries and affiliates. At June 30, 2002, unremitted earnings of non-U.S. subsidiaries were determined to be permanently reinvested. It is not practical to estimate the income tax effect that might be incurred if earnings were remitted to the United States.

                                                [LOGO] KENNAMETAL INC. / AR 2002


Included in deferred tax assets at June 30, 2002 are unrealized tax benefits totaling $9.6 million related to net operating loss carryforwards. The realization of these tax benefits is contingent on future taxable income in certain international operations. Of this amount, $2.6 million (net of a $2.1 million valuation allowance) relates to net operating loss carryforwards in the United Kingdom and Germany, which can be carried forward indefinitely. The remaining unrealized tax benefits relate to net operating loss carryforwards in certain other international operations that are fully reserved and the majority of which expire over the next five years.

NOTE 10 PENSION AND OTHER POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS We sponsor several pension plans that cover substantially all employees. Pension benefits under defined benefit pension plans are based on years of service and, for certain plans, on average compensation immediately preceding retirement. Pension costs are determined in accordance with SFAS No. 87, "Employers' Accounting for Pensions." We fund pension costs in accordance with the funding requirements of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, for U.S. plans and in accordance with local regulations or customs for non-U.S. plans. In 2000, we made a qualified transfer of pension assets of $2.2 million from a U.S. pension plan to pay for medical benefit claims and administrative expenses incurred for postretirement health care benefits.

We presently provide varying levels of postretirement health care and life insurance benefits to most U.S. employees. Postretirement health care benefits are available to employees and their spouses retiring on or after age 55 with 10 or more years of service after age 40. Beginning with retirements on or after January 1, 1998, our portion of the costs of postretirement health care benefits are capped at 1996 levels.

The funded status of our pension plans and amounts recognized in the consolidated balance sheets were as follows:

(in thousands)                                                               2002        2001
-----------------------------------------------------------------------------------------------
Change in benefit obligation:
   Benefit obligation, beginning of year                                $ 373,695   $ 354,314
   Service cost                                                            10,706      11,317
   Interest cost                                                           26,286      26,368
   Participant contributions                                                  642         722
   Actuarial (gains) losses                                                 1,865       4,562
   Benefits paid                                                          (19,489)    (18,649)
   Effect of curtailment and other                                            489         305
   Foreign currency translation adjustments                                 5,950      (5,244)
   Other                                                                      516          -
-----------------------------------------------------------------------------------------------
Benefit obligation, end of year                                         $ 400,660   $ 373,695
===============================================================================================
Change in plan assets:
   Fair value of plan assets, beginning of year                         $ 443,217   $ 472,208
   Actual return on plan assets                                           (25,245)    (10,433)
   Company contributions                                                    1,947       2,501
   Participant contributions                                                  642         722
   Benefits paid                                                          (19,489)    (18,649)
   Other                                                                       21        (660)
   Foreign currency translation adjustments                                 2,295      (2,472)
-----------------------------------------------------------------------------------------------
Fair value of plan assets, end of year                                  $ 403,388   $ 443,217
===============================================================================================
Funded status of plans                                                  $   2,728   $  69,522
Unrecognized transition obligation                                            963      (1,268)
Unrecognized prior service cost                                             4,538       4,451
Unrecognized actuarial losses (gains)                                      20,379     (55,860)
Minimum pension liability                                                 (12,759)     (8,906)
-----------------------------------------------------------------------------------------------
Net accrued benefit                                                     $  15,849   $   7,939
===============================================================================================
Amounts recognized in the balance sheet consist of:
   Prepaid benefit                                                      $  48,665   $  32,205
   Accrued benefit obligation                                             (32,816)    (24,266)
-----------------------------------------------------------------------------------------------
Net accrued benefit                                                     $  15,849   $   7,939
===============================================================================================

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

To the best of our knowledge and belief, the asset portfolios of our defined benefit plans do not contain our capital stock. We do not issue insurance contracts to cover future annual benefits of defined benefit plan participants. Transactions between us and our defined benefit plans include the reimbursement of plan expenditures incurred by us on behalf of the plans. To the best of our knowledge and belief, the reimbursement of cost is permissible under current ERISA or local government law.

Included in the above information are international pension plans with accumulated benefit obligations exceeding the fair value of plan assets as follows:

(in thousands)                                                               2002       2001
-----------------------------------------------------------------------------------------------
Projected benefit obligation                                            $  58,343   $  54,279
Accumulated benefit obligation                                             54,534      53,283
Fair value of plan assets                                                  28,709      28,263
-----------------------------------------------------------------------------------------------


The components of net pension (benefit) cost include the following:

(in thousands)                                                   2002       2001        2000
-----------------------------------------------------------------------------------------------
Service cost                                                $  10,706   $  11,317   $  13,414
Interest cost                                                  26,286      26,368      25,187
Expected return on plan assets                                (44,879)    (43,526)    (39,388)
Amortization of transition obligation                          (1,998)     (2,052)     (2,030)
Amortization of prior service cost                                477         428         514
Recognition of actuarial gains                                 (2,821)     (2,836)     (1,662)
Other                                                            (488)          -          -
-----------------------------------------------------------------------------------------------
Net benefit                                                 $ (12,717)  $ (10,301)  $  (3,965)
===============================================================================================


The significant actuarial assumptions used to determine the present value of net pension obligations were as follows:

(in thousands)                                                   2002       2001        2000
---------------------------------------------------------------------------------------------------
Discount rate:
   U.S. plans                                                       7.3%         7.5%         8.0%
   International plans                                        6.0 - 6.8%   5.5 - 6.8%   5.5 - 7.0%
Rates of future salary increases:
   U.S. plans                                                       4.5%         4.5%         4.5%
   International plans                                        3.3 - 4.0%   3.0 - 4.3%   3.5 - 4.3%
Rates of return on plan assets:
   U.S. plans                                                       9.5%        10.0%        10.0%
   International plans                                        6.5 - 7.3%   6.5 - 8.0%   6.5 - 8.0%
---------------------------------------------------------------------------------------------------


The funded status of our other postretirement benefit plan and amounts recognized in the consolidated balance sheets were as follows:

(in thousands)                                                               2002       2001
-----------------------------------------------------------------------------------------------
Change in benefit obligation:
   Benefit obligation, beginning of year                                $  41,122   $  36,064
   Service cost                                                             1,291       1,130
   Interest cost                                                            2,950       2,744
   Actuarial losses                                                           165       4,667
   Benefits paid                                                           (3,408)     (3,483)
-----------------------------------------------------------------------------------------------
Benefit obligation, end of year                                         $  42,120   $  41,122
-----------------------------------------------------------------------------------------------
Funded status of plans                                                  $ (42,120)  $ (41,122)
Unrecognized prior service cost                                             1,078       1,484
Unrecognized actuarial gains                                               (4,279)     (4,823)
-----------------------------------------------------------------------------------------------
Net accrued obligation                                                  $ (45,321)  $ (44,461)
==============================================================================================

                                                [LOGO] KENNAMETAL INC. / AR 2002

The components of other postretirement cost include the following:


(in thousands)                                                   2002        2001        2000
---------------------------------------------------------------------------------------------
Service cost                                                $   1,291   $   1,130   $   1,168
Interest cost                                                   2,950       2,744       2,536
Amortization of prior service cost                                406         406         406
Recognition of actuarial gains                                   (247)       (753)       (465)
---------------------------------------------------------------------------------------------
Net cost                                                    $   4,400   $   3,527   $   3,645
=============================================================================================



Accrued postretirement benefit obligations of $42.1 million and $41.1 million at June 30, 2002 and 2001, respectively, are included in other long-term liabilities. The discount rate used to determine the present value of the other postretirement benefit obligation was 7.3%, 7.5% and 8.0% in 2002, 2001 and 2000, respectively. The annual assumed rate of increase in the per capita cost of covered benefits (the health care cost trend rate) for health care plans was 10.0% in 2002 and was assumed to decrease gradually to 5.0% in 2007 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the cost components and obligation for the health care plans. A change of one percentage point in the assumed health care cost trend rates would have the following effects on the total service and interest cost components of other postretirement cost and the other postretirement benefit obligation at June 30, 2002:


(in thousands)                                                        1% Increase   1% Decrease
-----------------------------------------------------------------------------------------------
Effect on total of service and interest cost components                 $     190   $    (170)
Effect on other postretirement benefit obligation                           1,750      (1,540)
-----------------------------------------------------------------------------------------------



In addition we maintain a supplemental early retirement plan for various eligible executives. The accrued benefit obligation of $13.9 million related to this plan, is included as a component of other long-term liabilities at June 30, 2002. We do not maintain any assets to fund the obligations under this plan.

We also sponsor several defined contribution pension plans. Pension costs for defined contribution plans were $9.1 million, $12.1 million and $9.8 million in 2002, 2001 and 2000, respectively. Effective October 1, 1999, company contributions to U.S. defined contribution pension plans are made primarily in our capital stock, resulting in the issuance of 102,013 and 247,860 shares during 2002 and 2001, respectively, with a market value of $3.8 million and $6.9 million, respectively. We temporarily suspended all company contributions to the defined contribution plans effective January 1, 2002.

We provide for postemployment benefits pursuant to SFAS No. 112, "Employers' Accounting for Postemployment Benefits." We accrue the cost of separation and other benefits provided to former or inactive employees after employment but before retirement. Postemployment benefit costs were not significant in 2002, 2001 and 2000.

NOTE 11 ACCUMULATED OTHER COMPREHENSIVE LOSS The components of accumulated other comprehensive loss consist of the following:


As of June 30, 2002 (in thousands)                                  Pre-tax          Tax     After-tax
------------------------------------------------------------------------------------------------------
Unrealized loss on marketable equity securities available-for-sale  $    (791)   $    (301)  $    (490)
Unrealized loss on derivatives designated and qualified
  as cash flow hedges                                                  (9,339)      (3,543)     (5,796)
Minimum pension liability adjustment                                   (7,195)      (2,730)     (4,465)
Foreign currency translation adjustments                              (47,520)      (3,492)    (44,028)
------------------------------------------------------------------------------------------------------
Total accumulated other comprehensive loss                          $ (64,845)   $ (10,066)  $ (54,779)
======================================================================================================



As of June 30, 2001 (in thousands)                                  Pre-tax          Tax     After-tax
------------------------------------------------------------------------------------------------------
Unrealized gain on marketable equity securities available-for-sale  $   2,104    $     820   $   1,284
Unrealized loss on derivatives designated and qualified
  as cash flow hedges                                                  (4,203)      (1,681)     (2,522)
Minimum pension liability adjustment                                   (5,819)      (2,299)     (3,520)
Foreign currency translation adjustments                              (62,602)       4,530     (67,132)
------------------------------------------------------------------------------------------------------
Total accumulated other comprehensive loss                          $ (70,520)   $   1,370   $ (71,890)
======================================================================================================


NOTE 12 RESTRUCTURING AND ASSET IMPAIRMENT CHARGES

2002 AMSG AND MSSG RESTRUCTURING. In November 2001, we announced a restructuring program whereby we expected to recognize special charges of $15 to $20 million, including period costs, for the closure of three manufacturing locations and the relocation of the production of a certain product line to another plant, and associated workforce reductions. This was done in response to continued steep declines in the end market demand in the electronics and industrial products groups businesses. Additionally, we implemented other worldwide workforce reductions and facility closures in these segments in reaction to the declines in our end markets. All initiatives under this program have been implemented and completed and all charges have been taken.

We implemented the measures associated with the closing and consolidation of the Advanced Materials Solutions Group (AMSG) electronics facility in Chicago, Ill., and Metalworking Solutions & Services Group (MSSG) industrial product group's Pine Bluff, Ark. and Monticello, Ind. locations, the production of a particular line of products in Rogers, Ark. and several customer service centers. As a result, we recorded restructuring charges of $14.8 million during 2002 related to exit costs associated with these actions, including severance for substantially all 337 employees at the closed facilities. We also recorded a charge of $2.5 million related to severance for 84 individuals, primarily in the MSSG segment. The total charge to date of $17.3 million includes non-cash items of $5.4 million. The components of the charges and the accrual at June 30, 2002 for this program are as follows:


                                                      2002         Asset           Cash      Accrual at
(in thousands)                                     Expense   Write-Downs   Expenditures   June 30, 2002
-------------------------------------------------------------------------------------------------------
Facility rationalizations                        $  14,801     $  (5,387)     $  (6,437)      $   2,977
Employee severance                                   2,525             -         (1,305)          1,220
-------------------------------------------------------------------------------------------------------
Total                                            $  17,326     $  (5,387)     $  (7,742)      $   4,197
-------------------------------------------------------------------------------------------------------



The restructuring accrual at June 30, 2002 represents future cash payments for these obligations, of which the majority are expected to occur over the next 12 months. Additionally, as part of these actions, we recorded a non-cash charge of $1.0 million, net of salvage value, associated with the abandonment and scrapping of inventory. This charge was recorded as a component of cost of goods sold. We also incurred period costs associated with these actions of $1.5 million during 2002, which were expensed as incurred as a component of cost of goods sold.

2002 AND 2001 J&L AND FSS BUSINESS IMPROVEMENT PROGRAM In the J&L segment for 2001, we recorded a restructuring and asset impairment charge of $2.5 million for severance of 115 individuals, $1.8 million associated with the closure of 11 underperforming satellite locations, including the German operations, and $0.7 million for the exiting of three warehouses. This includes a $0.4 million non-cash write-down of the book value of certain property, plant and equipment, net of salvage value, that _we determined would no longer be utilized in ongoing operations. In the Full Service Supply (FSS) segment for 2001, we recorded restructuring charges of $0.6 million for severance related to eight individuals.

In 2002, we continued our J&L and FSS business improvement programs initiated in 2001. In the J&L segment during 2002, we recorded restructuring and asset impairment charges of $5.3 million related to the write-down of a portion of the value of a business system, $2.5 million for severance for 81 individuals and $1.7 million related to the closure of 10 satellites and two call centers. In anticipation of migrating to a new business system, we capitalized costs associated with the development of system functionality specifically designed for the J&L business. In the December 2001 quarter, after further evaluation of the development of the system, we determined it was no longer feasible that J&L would use this portion of the business system because the vendor ceased supporting the system. Therefore, we recorded the non-cash charge of $5.3 million representing the portion of costs capitalized in connection with system enhancements specifically for the J&L business. In the FSS segment for 2002, we recorded restructuring charges of $0.7 million for severance related to 34 individuals.

                                                [LOGO] KENNAMETAL INC. / AR 2002


All initiatives under this business improvement program have been implemented and completed and all charges have been taken. The components of the 2002 and 2001 charges and the restructuring accrual at June 30, 2002 and 2001, are as follows:

                                                      2001         Asset           Cash      Accrual at
(in thousands)                                     Expense   Write-Downs   Expenditures   June 30, 2001
-------------------------------------------------------------------------------------------------------
J&L business improvement program:
   Employee severance                            $   2,475     $       -      $  (2,224)      $     251
   Facility closures                                 2,453          (987)          (526)            940
FSS business improvement program                       571             -           (430)            141
-------------------------------------------------------------------------------------------------------
Total                                            $   5,499     $    (987)     $  (3,180)      $   1,332
=======================================================================================================


                        Accrual at       2002      Expense         Asset           Cash      Accrual at
(in thousands)       June 30, 2001    Expense  Adjustments   Write-Downs   Expenditures   June 30, 2002
-------------------------------------------------------------------------------------------------------
J&L business improvement
  program:
   Employee severance    $     251   $   2,479   $       6     $       -      $  (2,370)      $    366
   Facility closures           940       1,731          93          (572)        (1,398)           794
   Business system               -       5,257           -        (5,257)             -              -
FSS business
  improvement program          141         706         (71)            -           (548)           228
-------------------------------------------------------------------------------------------------------
Total                    $   1,332   $  10,173   $      28     $  (5,829)     $  (4,316)      $  1,388
=======================================================================================================


The expense adjustments for the facility closures were due to incremental costs incurred to exit these facilities. The other expense adjustments relate to reductions in actual amounts paid for severance costs compared to what was initially anticipated. We recorded expense adjustments as a component of restructuring and asset impairment charges.

In connection with the 2001 J&L charge for exiting the warehouses and the satellite closures, we recorded a non-cash write-down, net of salvage value, of $0.6 million primarily related to inventory that was abandoned and not relocated. J&L also finalized and implemented a program to optimize the overall catalog product offering. We identified certain products that would no longer be offered to customers and scrapped these products, resulting in a non-cash charge of $3.0 million, net of salvage value. These charges were recorded as a component of cost of goods sold.

As a part of the J&L facility closures, in 2002 we recorded a charge of $0.6 million, net of salvage value, associated with the abandonment and scrapping of inventory at these locations. This charge was recorded as a component of cost of goods sold.

2001 CORE-BUSINESS RESIZE PROGRAM In 2001, we took actions to reduce our salaried workforce in response to the weakened U.S. manufacturing sector. As a result of implementing this core-business resize program, we recorded a restructuring charge of $4.6 million related to severance for 209 individuals. All employee benefit initiatives under these programs have been implemented. Cash expenditures were $1.9 million and $2.2 million in 2002 and 2001, respectively. The restructuring accrual at June 30, 2002 of $0.4 million represents projected payments, the majority of which are expected to occur over the next 12 months.

2000 RESTRUCTURING PROGRAM In 2000, we announced plans to close, consolidate or downsize several plants, warehouses and offices, and associated workforce reductions as part of our overall plan to increase asset utilization and financial performance, and to reposition ourselves to become the premier tooling solutions supplier. The components of the charges were $4.8 million for asset impairment charges, $7.4 million for employee severance, $6.3 million for facility rationalizations and $0.1 million for product rationalization.

The asset impairment charges of $4.8 million consisted of a charge of $1.7 million related to a metalworking manufacturing operation in Shanghai, China. This operation became fully operational in 1998 and at the time of review, had not generated the performance that was expected at the time we entered into this market. We performed an in-depth review of the operations, capacity utilization and the local management team, and engaged a consultant to perform an independent review of the same. These reviews enabled us to determine that the market served by this operation is not expected to develop to the extent originally anticipated, but that the operations were in good working order, utilized modern technology, and the management team in place was competent. We also determined that this facility had excess capacity given the level of market demand. In addition, we recorded an asset impairment charge of $2.8 million related to the write-down of equipment in our North American metalworking operations and $0.3 million in our engineered products operations. In connection with the repositioning of the company, we completed an assessment of the assets currently being used in these operations and determined that these assets were not going to be further utilized in conducting these operations. This amount represents the write-down of the book value of the assets, net of salvage value.

The $7.4 million in employee severance related to severance packages provided to 171 hourly and salaried employees terminated in connection with a global workforce reduction. Included in this charge is an incremental pension obligation of $0.8 million, incurred as a result of the severance packages provided.

The $6.3 million charge for facility rationalizations relates to employee severance for 153 employees and other exit costs associated with the closure or downsizing of a metalworking manufacturing operation in Kingswinford, United Kingdom; a circuit board drill plant in Janesville, Wisc.; a German warehouse facility; and several offices in the Asia Pacific region and South America. Included in this charge is an incremental pension obligation of $0.2 million due to a plan curtailment. The charge also includes $3.4 million for employee severance for 41 employees and other exit costs associated with the closure of a mining and construction manufacturing operation in China and the exit of the related joint venture.

The product rationalization charge of $0.1 million represents the write-down of certain discontinued product lines manufactured in these operations. We manufactured these products specifically for the market served by these operations and we determined that these products are no longer salable. This charge has been recorded as a component of cost of goods sold.

In 2001, we incurred period costs of $0.3 million related to these initiatives which were included in cost of goods sold as incurred. In 2000, we incurred period costs of $0.8 million related to these initiatives, and costs of $1.7 million associated with the implementation of lean manufacturing techniques, both of which were included in cost of goods sold as incurred. As of June 30, 2002, $0.3 million remains accrued for facility rationalizations and is expected to be paid within the next 12 months. Adjustments to the original amounts accrued were immaterial.

We continue to review our business strategies and pursue other cost-reduction activities in all business segments, some of which could result in future charges.

NOTE 13 FINANCIAL INSTRUMENTS The fair values of our financial instruments at June 30, 2002 and 2001 approximate the carrying values of such instruments. The methods used to estimate the fair value of our financial instruments are as follows:

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

FOREIGN EXCHANGE CONTRACTS The notional amount of outstanding foreign exchange contracts, translated at current exchange rates, was $197.7 million and $109.7 million at June 30, 2002 and 2001, respectively. We would have received $2.5 million and $1.6 million at June 30, 2002 and 2001, respectively, to settle these contracts, representing the fair value of these agreements. Under SFAS No. 133, the carrying value equals the fair value for these contracts at June 30, 2002 and 2001. Fair value was estimated based on quoted market prices of comparable instruments.

INTEREST RATE SWAP AGREEMENTS At June 30, 2002 and 2001, we had interest rate swap agreements outstanding that effectively convert a notional amount of $150.0 million and $200.0 million, respectively, of debt from floating to fixed interest rates. The agreements outstanding at June 30, 2002 mature at various times between July 2002 and June 2003. At June 30, 2002 and 2001, we would have paid $5.5 million and $6.6 million, respectively, to settle these interest rate swap agreements, which represents the fair value of these agreements. Additionally, at June 30, 2002, we had interest rate swap agreements outstanding that effectively convert a notional amount of $200 million of the ten-year Senior Unsecured Notes from fixed to floating interest rates. These agreements mature in June 2012 but provide for a one time optional early termination by the bank counterparty in June 2007 at the then prevailing market value of the swap agreements. At June 30, 2002, we would have received $0.9 million to settle these interest rate swap agreements, which represents the fair value of these agreements.

                                                [LOGO] KENNAMETAL INC. / AR 2002

Under SFAS No. 133, the carrying value equals the fair value for these contracts at June 30, 2002 and 2001. Fair value was estimated based on the mark-to-market value of the contracts which closely approximates the amount that we would receive or pay to terminate the agreements at year end.

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

We are exposed to counterparty credit risk for nonperformance of derivatives and, in the unlikely event of nonperformance, to market risk for changes in interest and currency rates. We manage exposure to counterparty credit risk through credit standards, diversification of counterparties and procedures _to monitor concentrations of credit risk. We do not anticipate nonperformance by any of the counterparties. As of June 30, 2002 and 2001, we had no significant concentrations of credit risk.

NOTE 14 STOCK OPTIONS, AWARDS AND PURCHASE PLAN Stock options generally are granted to eligible employees at fair market value at the date of grant. Options are exercisable under specified conditions for up to 10 years from the date of grant. We have four plans under which options may be granted: the 1992 plan, the 1996 plan and two 1999 plans. No options may be granted under the 1992 plan after October 2002, no options may be granted under the 1996 plan after October 2006 and no options may be granted under the 1999 plans after April and October 2009. No charges to income have resulted from grants under any of the plans.

Under provisions of the plans, participants may deliver our stock, owned by the holder for at least six months, in payment of the option price and receive credit for the fair market value of the shares on the date of delivery. The fair value of shares delivered in each of 2002 and 2001 was $0.2 million. Shares delivered in 2000 were not significant.

We measure compensation expense related to stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, at the time options are granted, no compensation expense was recognized in the accompanying consolidated financial statements due to the option strike price being greater than or equal to the market value of the stock on the grant date. If compensation expense was determined based on the estimated fair value _of options granted in 2002, 2001 and 2000, consistent with the methodology in SFAS No. 123, "Accounting for Stock Based Compensation," our 2002, 2001 and 2000 net income and earnings per share would be reduced to the pro forma amounts indicated below:

(in thousands, except per share data)          2002           2001         2000
--------------------------------------------------------------------------------
Net (loss) income:
   As reported                            $  (211,908)   $   53,288   $   51,710
   Pro forma                                 (215,511)       50,802       50,287
Basic (loss) earnings per share:
   As reported                                  (6.80)         1.74         1.71
   Pro forma                                    (6.91)         1.66         1.66
Diluted (loss) earnings per share:
   As reported                                  (6.70)         1.73         1.70
   Pro forma                                    (6.86)         1.65         1.66
--------------------------------------------------------------------------------

The fair values of the options granted were estimated on the date of their grant using the Black-Scholes option-pricing model based on the following weighted average assumptions:

                                                  2002         2001        2000
--------------------------------------------------------------------------------
Risk-free interest rate                           4.6%          5.9%        6.6%
Expected life (years)                               5             5           5
Expected volatility                              34.0%         33.2%       31.1%
Expected dividend yield                           1.8%          2.4%        2.5%
--------------------------------------------------------------------------------

Stock option activity for 2002, 2001 and 2000 is set forth below:

                                                         2002                             2001                             2000
                                 ----------------------------    -----------------------------    -----------------------------
                                                     Weighted                         Weighted                         Weighted
                                                      Average                          Average                          Average
(number of options)                 Options    Exercise Price        Options    Exercise Price        Options    Exercise Price
-------------------------------------------------------------------------------------------------------------------------------
Options outstanding,
 beginning of year                2,913,436         $   32.08      2,856,298         $   33.05      2,635,256         $   33.84
Granted                             964,025             38.67        726,850             25.51        317,600             27.01
Exercised                          (382,542)            28.54       (263,719)            22.48        (20,808)            19.81
Lapsed and forfeited               (187,065)            45.24       (405,993)            34.40        (75,750)            38.86
-------------------------------------------------------------------------------------------------------------------------------
Options outstanding,
 end of year                      3,307,854         $   33.75      2,913,436         $   32.08      2,856,298         $   33.05
-------------------------------------------------------------------------------------------------------------------------------
Options exercisable,
 end of year                      1,882,539         $   33.37      1,959,311         $   34.99      2,025,723         $   35.30
-------------------------------------------------------------------------------------------------------------------------------
Weighted average fair
 value of options granted
 during the year                                    $   12.24                        $    7.95                        $    8.30
-------------------------------------------------------------------------------------------------------------------------------


Stock options outstanding at June 30, 2002:

                                               Options Outstanding          Options Exercisable
                          ----------------------------------------     ------------------------
                                          Weighted
                                           Average        Weighted                     Weighted
                                         Remaining         Average                      Average
                                  Contractual Life        Exercise                     Exercise
Range of Exercise Prices  Options           (years)          Price       Options          Price
-----------------------------------------------------------------------------------------------
$ 20.63 - $23.94          330,733             6.90         $ 22.88       300,733        $ 22.79
           24.47          438,839             8.06           24.47       132,574          24.47
  24.75 -  26.41          421,644             7.21           25.98       350,145          26.04
  26.88 -  31.69          450,113             6.50           30.48       369,953          30.69
  31.84 -  38.30          360,800             4.72           36.81       303,334          38.86
           38.44          640,850             9.08           38.44         2,000          38.44
  38.51 -  48.56          528,875             7.22           44.89       287,800          48.56
  49.25 -  53.97          136,000             5.50           51.61       136,000          51.61
-----------------------------------------------------------------------------------------------
                        3,307,854             7.22         $ 33.75     1,882,539        $ 33.37
===============================================================================================

In addition to stock option grants, several plans permit the award of restricted stock to directors, officers and key employees. During 2002, 2001 and 2000, we granted restricted stock awards of 124,298, 75,790 and 34,800 shares, respectively, which vest over periods of one to six years from the grant date. For some grants, vesting may accelerate due to achieving certain performance goals. Accordingly, a portion of the total cost of these awards of $4.7 million, $1.9 million and $1.1 million for 2002, 2001 and 2000, respectively, is considered unearned compensation. Unearned compensation is amortized to expense over the vesting period. Compensation expense related to these awards was $2.0 million, $2.6 million and $1.6 million in 2002, 2001 and 2000, respectively.

On October 24, 2000, our shareowners approved the Employee Stock Purchase Plan
(ESPP), which provides for the purchase by employees of up to 1.5 million shares of capital stock through payroll deductions. Employees who choose to participate in the ESPP receive an option to purchase capital stock at a discount equal to the lower of 85 percent of the fair market value of the capital stock on the first or last day of a purchase period. The ESPP was launched on February 1, 2001 and employees purchased 24,944 and 9,241 shares under the ESPP during 2002 and 2001, respectively.

NOTE 15 ENVIRONMENTAL MATTERS We are involved in various environmental cleanup and remediation activities at several of our manufacturing facilities. In addition, we are currently named as a potentially responsible party (PRP) at the Li Tungsten Superfund site in Glen Cove, New York. In December 1999, we recorded a remediation reserve of $3.0 million with respect to our involvement in these matters, which is recorded as a component of operating expense. This represents our best estimate of the undiscounted future obligation based on our evaluations and discussions with outside counsel and independent consultants, and the current facts and circumstances related to these matters. We recorded this liability because certain events occurred, including the identification of other PRPs, an

                                                [LOGO] KENNAMETAL INC. / AR 2002

assessment of potential remediation solutions and direction from the government for the remedial action plan, that clarified our level of involvement in these matters and our relationship to other PRPs. This led us to conclude that it was probable that a liability had been incurred.

In addition to the amount currently reserved, we may be subject to loss contingencies related to these matters estimated to be up to an additional $3.0 million. We believe that such undiscounted unreserved losses are reasonably possible but are not currently considered to be probable of occurrence. The reserved and unreserved liabilities for all environmental concerns could change substantially in the near term due to factors such as the nature and extent of contamination, changes in remedial requirements, technological changes, discovery of new information, the financial strength of other PRPs, the identification of new PRPs and the involvement of and direction taken by the government on these matters. At June 30, 2002, we have an accrual of $2.8 million recorded relative to this environmental issue.

Additionally, we also maintain reserves for other potential environmental issues associated with our Greenfield operations and a location operated by our German subsidiary. At June 30, 2002, the total of these accruals was $1.4 million and represents anticipated costs associated with the remediation of these issues.

We maintain a Corporate Environmental, Health and Safety (EH&S) Department, as well as an EH&S Policy Committee, to ensure compliance with environmental regulations and to monitor and oversee remediation activities. In addition, we have established an EH&S administrator at each of our global manufacturing facilities. Our financial management team periodically meets with members of the Corporate EH&S Department and the Corporate Legal Department to review and evaluate the status of environmental projects and contingencies. On a quarterly basis, we establish or adjust financial provisions and reserves for environmental contingencies in accordance with SFAS No. 5, "Accounting for Contingencies."

NOTE 16 COMMITMENTS AND CONTINGENCIES

LEGAL MATTERS Various lawsuits arising during the normal course of business are pending against us. In our opinion, the ultimate liability, if any, resulting from these matters will have no significant effect on our consolidated financial positions or results of operations.

LEASE COMMITMENTS We lease a wide variety of facilities and equipment under operating leases, primarily for warehouses, production and office facilities and equipment. Lease expense under these rentals amounted to $23.5 million, $24.2 million and $22.3 million in 2002, 2001 and 2000, respectively. Future minimum lease payments for non-cancelable operating leases are $18.8 million, $14.7 million, $11.5 million, $9.6 million and $5.4 million for the years 2003 through 2007 and $12.6 million thereafter.

PURCHASE COMMITMENTS We have purchase commitments for materials, supplies, and machinery _and equipment as part of the ordinary conduct of business. A few of these commitments extend beyond one year and are based on minimum purchase requirements. In the aggregate, we believe these commitments are not at prices in excess of current market.

OTHER CONTRACTUAL OBLIGATIONS We do not have material financial guarantees or other contractual commitments that are reasonably likely to adversely affect our liquidity.

RELATED PARTY TRANSACTIONS We do not have any related party transactions that affect our operations, results of operations, cash flow or financial condition.

NOTE 17 RIGHTS PLAN On July 24, 2000, our Board of Directors adopted a new shareowner rights plan to replace our previous plan, which had been in effect since 1990. The new plan became effective upon the expiration of the previous plan on November 2, 2000 and provided for the distribution to shareowners of one stock purchase right for each share of capital stock held as of September 5, 2000. Each right entitles a shareowner to buy 1/100th of a share of a new series of preferred stock at a price of $120 (subject to adjustment).

The rights are exercisable only if a person or group of persons acquires or intends to make a tender offer for 20 percent or more of our capital stock. If any person acquires 20 percent of the capital stock, each right will entitle the other shareowners to receive that number of shares of capital stock having a market value of two times the exercise price. If we are acquired in a merger or other business combination, each right will entitle the shareowners to purchase at the exercise price that number of shares of the acquiring company having a market value of two times the exercise price. The rights will expire on November 2, 2010 and are subject to redemption at $0.01 per right.

NOTE 18 SEGMENT DATA We operate four global business units consisting of Metalworking Solutions & Services Group (MSSG), Advanced Materials Solutions Group (AMSG), J&L Industrial Supply (J&L) and Full Service Supply (FSS), and corporate functional shared services. The presentation of segment information reflects the manner in which we organize segments for making operating decisions and assessing performance.

Intersegment sales are accounted for at arm's-length prices, reflecting prevailing market conditions within the various geographic areas. Such sales and associated costs are eliminated in the consolidated financial statements.

Sales to a single customer did not aggregate 10 percent or more of total sales in 2002, 2001 or 2000. Export sales from U.S. operations to unaffiliated customers were $65.1 million, $78.7 million and $75.8 million in 2002, 2001 and 2000, respectively.

METALWORKING SOLUTIONS & SERVICES GROUP In the MSSG segment, we provide consumable metalcutting tools and tooling systems to manufacturing companies in a wide range of industries throughout the world. Metalcutting operations include turning, boring, threading, grooving, milling and drilling. Our tooling systems consist of a steel toolholder and a cutting tool such as an indexable insert or drill made from cemented tungsten carbides, high-speed steel and other hard materials. We also provide solutions to our customers' metalcutting needs through engineering services aimed at improving their competitiveness.

ADVANCED MATERIALS SOLUTIONS GROUP In the AMSG segment, the principal business is the production and sale of cemented tungsten carbide products used in mining, highway construction, engineered applications, including circuit board drills, compacts and other similar applications. These products have technical commonality to our core metalworking products. We also sell metallurgical powders to manufacturers of cemented tungsten carbide products.

J&L INDUSTRIAL SUPPLY In this segment, we provide metalworking consumables and related products to small- and medium-sized manufacturers in the United States and the United Kingdom. J&L markets products and services through annual mail-order catalogs and monthly sale flyers, telemarketing, the Internet and field sales.

FULL SERVICE SUPPLY In the FSS segment, we provide metalworking consumables and related products to medium- and large-sized manufacturers in the United States and Canada. FSS offers integrated supply programs that provide inventory management systems, just-in-time availability and programs that focus on total cost savings.

Segment detail is summarized as follows:
(in thousands)                                             2002            2001            2000
-----------------------------------------------------------------------------------------------
External sales:
   MSSG                                             $   897,157     $   999,813     $ 1,029,395
   AMSG                                                 307,668         352,933         345,447
   J&L                                                  226,010         296,264         333,061
   FSS                                                  152,907         158,886         158,675
-----------------------------------------------------------------------------------------------
Total external sales                                $ 1,583,742     $ 1,807,896     $ 1,866,578
===============================================================================================
Intersegment sales:
   MSSG                                             $   116,467     $   111,780     $   134,398
   AMSG                                                  24,167          28,167          25,263
   J&L                                                    2,083           3,823           5,038
   FSS                                                    2,747           5,278           7,827
-----------------------------------------------------------------------------------------------
Total intersegment sales                            $   145,464     $   149,048     $   172,526
===============================================================================================
Total sales:
   MSSG                                             $ 1,013,624     $ 1,111,593     $ 1,163,793
   AMSG                                                 331,835         381,100         370,710
   J&L                                                  228,093         300,087         338,099
   FSS                                                  155,654         164,164         166,502
-----------------------------------------------------------------------------------------------
Total sales                                         $ 1,729,206     $ 1,956,944     $ 2,039,104
===============================================================================================

                                                [LOGO] KENNAMETAL INC. / AR 2002

(in thousands)                                             2002            2001            2000
-----------------------------------------------------------------------------------------------
Operating income (loss):
   MSSG                                             $    97,323     $   130,558     $   131,676
   AMSG                                                  26,781          43,270          41,204
   J&L                                                     (681)          3,689          17,208
   FSS                                                    2,014           7,541          12,021
   Corporate                                            (34,120)        (28,658)        (43,330)
-----------------------------------------------------------------------------------------------
Total operating income                                   91,317         156,400         158,779
Interest expense                                         32,627          50,381          55,079
Other (income) expense, net                                (361)         11,690           3,289
-----------------------------------------------------------------------------------------------
Income before income taxes and minority interest    $    59,051     $    94,329     $   100,411
===============================================================================================
Depreciation and amortization:
   MSSG                                             $    51,897     $    62,374     $    64,727
   AMSG                                                  12,065          21,024          21,892
   J&L                                                    2,398           8,400           9,044
   FSS                                                    1,852             804             342
   Corporate                                              5,417           4,695           5,641
-----------------------------------------------------------------------------------------------
Total depreciation and amortization                 $    73,629     $    97,297     $   101,646
===============================================================================================
Equity income (loss):
   MSSG                                             $       629     $       470     $       615
   AMSG                                                     (16)            (15)            (18)
-----------------------------------------------------------------------------------------------
Total equity income                                 $       613     $       455     $       597
===============================================================================================
Total assets:
   MSSG                                             $   738,654     $   937,863     $   978,188
   AMSG                                                 361,122         429,981         475,741
   J&L                                                  178,728         224,939         218,247
   FSS                                                   56,078          63,056          69,435
   Corporate                                            189,029         169,603         199,510
-----------------------------------------------------------------------------------------------
Total assets                                        $ 1,523,611     $ 1,825,442     $ 1,941,121
===============================================================================================
Capital expenditures:
   MSSG                                             $    26,257     $    32,913     $    35,125
   AMSG                                                   8,168           7,947           7,235
   J&L                                                    2,537           2,679           6,939
   FSS                                                      437             439             760
   Corporate                                              6,641          15,951             604
-----------------------------------------------------------------------------------------------
Total capital expenditures                          $    44,040     $    59,929     $    50,663
===============================================================================================
Investments in affiliated companies:
   MSSG                                             $     8,354     $     3,688     $     3,006
   AMSG                                                   3,327             187            (435)
-----------------------------------------------------------------------------------------------
Total investments in affiliated companies           $    11,681     $     3,875     $     2,571
===============================================================================================


During 2002, all operating segments experienced lower operating income as a result of reduced sales levels as compared to the prior year. Additionally, MSSG and AMSG operating income was reduced by $10.2 million and $8.0 million, respectively, in restructuring charges associated with the closing and consolidation of various facilities (see Note 12). The operating income for J&L and FSS reflects $10.1 million and $0.6 million, respectively, in charges related to those segments' business improvement programs and $1.0 million of restructuring charges were included in the corporate operating loss (see Note
12).

Total assets of both MSSG and AMSG are lower due to the effects of the goodwill impairment charges of $170.7 million and $82.1 million, respectively, recognized in 2002 (see Note 2).

J&L operating income for 2001 was reduced by $5.0 million related to restructuring and asset impairment charges, $3.0 million related to product pruning initiatives (see Note 12), and $2.1 million of costs primarily related to the tender offer to acquire the minority shares of JLK (see Note 3). MSSG, AMSG, FSS and Corporate operating income for 2001 was reduced by $3.3 million, $0.9 million, $0.6 million and $0.4 million, respectively, related to restructuring charges (see Note 12).

MSSG operating income for 2000 was reduced by $11.0 million related to asset impairment charges, costs associated with facility and product rationalizations, and employee severance (see Note 12). AMSG operating income for 2000 was reduced by $4.8 million related to costs associated with facility rationalizations including costs to exit a related joint venture, employee severance and asset impairment charges (see Note 12). J&L operating income for 2000 was reduced by $0.6 million related to employee severance costs (see Note 12) and $0.2 million related to the evaluation of strategic alternatives _(see Note 3). Corporate operating income for 2000 was reduced by $3.0 million related to environmental remediation costs (see Note 15), $2.2 million related to employee severance costs (see Note 12), and $0.6 million related to the evaluation of strategic alternatives (see Note 3).

Geographic information for sales, based on country of origin, and assets is follows:

(in thousands)                            2002             2001             2000
--------------------------------------------------------------------------------
External sales:
   United States                    $1,085,297       $1,267,506       $1,318,806
   Germany                             171,199          192,283          196,533
   United Kingdom                       79,906           86,670           96,220
   Canada                               51,814           61,335           60,823
   Other                               195,526          200,102          194,196
--------------------------------------------------------------------------------
Total external sales                $1,583,742       $1,807,896       $1,866,578
================================================================================
Total assets:
   United States                    $1,087,716       $1,368,055       $1,485,695
   Germany                             162,900          166,259          154,534
   United Kingdom                       91,548           93,432           92,463
   Canada                               20,776           33,982           28,203
   Other                               160,671          163,714          180,226
--------------------------------------------------------------------------------
Total assets                        $1,523,611       $1,825,442       $1,941,121
================================================================================

NOTE 19 SUBSEQUENT EVENT

On August 30, 2002, we completed the acquisition of the Widia Group from Milacron, Inc. for approximately EUR 188 million (approximately $185 million) in cash, subject to a purchase price adjustment based upon the change in the net assets of Widia from December 31, 2001 to the closing date.

Widia, with approximately $240 million in sales in calendar 2001, is a leading manufacturer and marketer of metalworking tools, engineered products and related services in Europe and India. Widia has an extensive product line of metalworking consumables, and is a recognized leader in milling applications. Widia employs approximately 3,400 employees, and operates eight manufacturing facilities in Europe and two in India. We currently intend on integrating the operations of the Widia Group with existing operations. Widia sells primarily through direct sales and service personnel in many European countries.

The funding of the Widia acquisition was taken into consideration as part of the recently completed comprehensive refinancing of our capital structure.

                                                [LOGO] KENNAMETAL INC. / AR 2002

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                                            Quarter Ended
                                                       --------------------------------------------------
(in thousands, except per share data)                    Sep. 30       Dec. 31       Mar. 31      Jun. 30
---------------------------------------------------------------------------------------------------------
Fiscal 2002
Net sales                                              $ 406,654     $ 380,338     $ 393,852    $ 402,898
Gross profit                                             129,839       116,465       127,647      136,873
Income (loss) before cumulative effect of change
 in accounting principle                                  12,444        (2,460)       13,144       15,370
Net (loss) income                                       (237,962)       (2,460)       13,144       15,370
Basic earnings (loss) per share before cumulative
 effect of change in accounting principle                   0.40         (0.08)         0.42         0.49
Diluted earnings (loss) per share before cumulative
 effect of change in accounting principle                   0.40         (0.08)         0.42         0.48
Basic (loss) earnings per share                            (7.68)        (0.08)         0.42         0.49
Diluted (loss) earnings per share                          (7.57)        (0.08)         0.42         0.48
---------------------------------------------------------------------------------------------------------
Fiscal 2001
Net sales                                              $ 453,635     $ 443,565     $ 468,191    $ 442,505
Gross profit                                             152,616       151,416       164,507      147,181
Net income                                                 9,342        13,524        20,394       10,028
Basic earnings per share                                    0.30          0.44          0.67         0.32
Diluted earnings per share                                  0.30          0.44          0.66         0.32
---------------------------------------------------------------------------------------------------------



Earnings per share amounts for each quarter are required to be computed independently and, therefore, may not equal the amount computed for the year.

The first quarter loss in 2002 reflects the charge for the recognition of $250.4 million ($7.97 per share), net of tax, of goodwill impairment resulting from the adoption of SFAS No. 142. December 2001 earnings were reduced by special charges of $18.3 million ($0.40 per share) related to business improvement plans and asset impairment charges. March 2002 earnings were lower due to reduced revenue, as compared to the prior year, partially offset by lower operating expense, interest costs and the elimination of goodwill amortization. June 2002 earnings included $2.4 million less in special charges than did the same quarter of 2001, primarily associated with the J&L business improvement program.

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

STOCK PRICE RANGES AND DIVIDENDS PAID (UNAUDITED) Our common stock is traded on the New York Stock Exchange (symbol KMT). The number of shareowners of record as of August 9, 2002 was 3,206. Stock price ranges and dividends declared and paid were as follows:

                                                                  Quarter Ended
                            ----------------------------------------------------
                                 Sep. 30      Dec. 31      Mar. 31      Jun. 30
--------------------------------------------------------------------------------
Fiscal 2002
High                            $  39.79     $  41.37     $  42.70     $  43.00
Low                                28.43        30.12        35.15        34.65
Dividends                           0.17         0.17         0.17         0.17
--------------------------------------------------------------------------------
Fiscal 2001
High                            $  26.44     $  30.69     $  33.00     $  37.37
Low                                21.19        24.44        25.30        26.67
Dividends                           0.17         0.17         0.17         0.17
--------------------------------------------------------------------------------

REPORT OF MANAGEMENT



TO THE SHAREOWNERS OF KENNAMETAL INC. We are responsible for the integrity of all information contained in this report. We prepared these financial statements and related information in accordance with accounting principles generally accepted in the United States of America and, as such, amounts contained in this report are based on our best judgment and estimates.

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



/s/ Markos I. Tambakeras                    /s/ F. Nicholas Grasberger III

Markos I. Tambakeras                        F. Nicholas Grasberger III
Chairman of the Board,                      Vice President and
President and Chief Executive Officer       Chief Financial Officer
Shareowner                                  Shareowner



July 26, 2002


REPORT OF AUDIT COMMITTEE

TO THE SHAREOWNERS OF KENNAMETAL INC. The Audit Committee of the Board of Directors, composed of four independent directors, met seven times during the year ended June 30, 2002.

The Audit Committee monitors the financial reporting process for accuracy, completeness and timeliness. In fulfilling our responsibility, the committee recommended to the Board of Directors the appointment of PricewaterhouseCoopers LLP as independent public accountants. The Audit Committee reviewed with management, the internal auditors and the independent public accountants the overall scope and specific plans for their respective audits. The committee evaluated with management, Kennametal's annual and quarterly reporting process and the adequacy of internal controls. The committee met with the internal auditors and independent public accountants, with and without management present, to review the results of their examinations, their evaluations of internal controls and the overall quality of Kennametal's financial reporting.

The Audit Committee participates in a self-assessment program whereby the composition, activities and interactions of the committee are periodically evaluated by the committee. The purpose of the program is to provide guidance with regard to the continual fulfillment of the committee's responsibilities.



/s/ Kathleen J. Hempel

Kathleen J. Hempel
Chairperson, Audit Committee
Shareowner



July 22, 2002

                                                [LOGO] KENNAMETAL INC. / AR 2002

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREOWNERS OF KENNAMETAL INC. In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, shareowners' equity and cash flows present fairly, in all material respects, the financial position of Kennametal Inc. and its subsidiaries at June 30, 2002, and the results of their operations and their cash flows for the year ended June 30, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Kennametal Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform _the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of Kennametal Inc. as of June 30, 2001, and for each of the two years in the period ended June 30, 2001, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements, before the revision described in Note 2, in their report dated July 20, 2001.

As discussed above, the financial statements of Kennametal Inc. as of June 30, 2001, and for each of the two years in the period ended June 30, 2001, were audited by other independent accountants who have ceased operations. As described in Note 2, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which was adopted by Kennametal Inc. as of July 1, 2001. We audited the transitional disclosures described in
Note 2. In our opinion, the transitional disclosures for 2001 and 2000 in Note 2 are appropriate. However, we were not engaged to audit, review or apply any procedures to the 2001 or 2000 financial statements of Kennametal Inc. other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 or 2000 financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
July 26, 2002, except for Note 19 as to which the date is August 30, 2002

THE FOLLOWING REPORT IS A COPY OF A PREVIOUSLY ISSUED REPORT BY ARTHUR ANDERSEN LLP AND IT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP. ARTHUR ANDERSEN LLP HAS NOT CONSENTED TO ITS INCLUSION; THEREFORE, AN INVESTOR'S ABILITY TO RECOVER ANY POTENTIAL DAMAGE MAY BE LIMITED.


REPORT OF PREVIOUS INDEPENDENT PUBLIC ACCOUNTANTS

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


/s/ Arthur Andersen LLP

Arthur Andersen LLP
Pittsburgh, Pennsylvania
July 20, 2001

ELEVEN-YEAR FINANCIAL HIGHLIGHTS

(dollars in thousands, except per share data)                                           2002               2001               2000
----------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net sales                                                               (1)      $ 1,583,742        $ 1,807,896        $ 1,866,578
Cost of goods sold                                                      (1)        1,072,918          1,192,176          1,228,685
Operating expense                                                       (1)          389,396            425,641            434,136
Interest expense                                                                      32,627             50,381             55,079
Restructuring, asset impairment and other special charges               (2)           30,189             21,458             22,412
Income taxes                                                                          18,900             37,300             43,700
Accounting changes, net of tax                                          (3)          250,406                599                  -
Net (loss) income                                                       (4)         (211,908)            53,288             51,710
----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Net working capital                                                              $   375,284        $   386,711        $   397,403
Inventories                                                                          345,076            373,221            410,885
Property, plant and equipment, net                                                   435,116            472,874            498,784
Total assets                                                                       1,523,611          1,825,442          1,941,121
Long-term debt, including capital leases                                             387,887            582,585            637,686
Total debt, including capital leases                                                 411,367            607,115            699,242
Total shareowners' equity                                               (5)          713,962            796,769            780,254
----------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Basic (loss) earnings                                                            $     (6.80)       $      1.74        $      1.71
Diluted (loss) earnings                                                 (4)            (6.70)              1.73               1.70
Dividends                                                                               0.68               0.68               0.68
Book value (at June 30)                                                                20.51              25.84              25.56
Market price (at June 30)                                                              36.60              36.90              21.44
----------------------------------------------------------------------------------------------------------------------------------
OTHER DATA
Capital expenditures                                                             $    44,040        $    59,929        $    50,663
Number of employees (at June 30)                                                      11,660             12,570             13,210
Average sales per employee                                              (1)      $       131        $       139        $       140
Basic weighted average shares outstanding (000)                         (5)           31,169             30,560             30,263
Diluted weighted average shares outstanding (000)                       (5)           31,627             30,749             30,364
----------------------------------------------------------------------------------------------------------------------------------
KEY RATIOS
Sales growth                                                            (1)            (12.4)%             (3.1)%             (2.5)%
Gross profit margin                                                     (1)             32.3               34.1               34.2
Operating profit margin                                                 (1)              5.8                8.7                8.5
Return on sales                                                      (1)(4)            (13.4)               2.9                2.8
Return on average shareowners' equity                                   (4)            (38.3)               6.8                6.9
Total debt to total capital                                                             36.2               42.9               45.6
Inventory turnover                                                      (1)              2.9x               3.1x               2.9x
----------------------------------------------------------------------------------------------------------------------------------

  n.m. - Not meaningful

 NOTES

(1) Amounts and percentages for 2000, 1999, 1998 and 1997 were adjusted to reclassify shipping and handling fees to net sales and shipping and handling costs to cost of goods sold as required by Emerging Issues Task Force 00-10, "Accounting for Shipping and Handling Fees and Costs." It was not practicable to restate periods prior to 1997.

(2) In 2002, unusual or nonrecurring items primarily reflect restructuring charges incurred related to operational improvement programs and a loss on divestiture. Unusual or nonrecurring items reflect costs associated with restructuring and asset impairment charges related to operational improvement programs, a loss on divestiture and costs primarily associated with the JLK tender offer in 2001; costs associated with environmental remediation, strategic alternatives and restructuring and asset impairment charges related to operational improvement programs initiated in 2000; costs associated with the acquisition of shares of Toshiba Tungaloy and restructuring and asset impairment charges related to operational improvement programs initiated in 1999; deferred financing costs related to a postponed public offering intended to have been offered in connection with the acquisition of Greenfield in 1998; restructuring costs for the relocation of the North America Metalworking Headquarters from Raleigh, N.C. to Latrobe, Pa., and to close a manufacturing facility in 1996; restructuring and integration costs associated with the acquisition of Hertel AG in 1994; and settlement and partial reversal of accrued patent litigation costs in 1993.

(3) Accounting changes in 2002 reflect the non-cash charge related to goodwill impairment recorded as a result of the adoption of SFAS No. 142. In 2001, this charge reflect the change in the method of accounting for derivative financial instruments (SFAS No. 133) and in 1994, the changes in the methods of accounting for postretirement health care and life insurance benefits (SFAS No. 106) and income taxes (SFAS No. 109) are reflected.

                                                [LOGO] KENNAMETAL INC. / AR 2002

      1999          1998          1997          1996          1995          1994           1993           1992
--------------------------------------------------------------------------------------------------------------

$1,914,961    $1,687,516    $1,160,452    $1,079,963    $  983,873    $  802,513     $  598,496     $  594,533
 1,272,090     1,057,089       713,182       625,473       560,867       472,533        352,773        362,967
   455,903       419,182       317,315       328,377       293,868       263,300        200,912        196,992
    68,594        59,536        10,393        11,296        12,793        13,811          9,549         10,083
    24,617         4,595             -         2,666             -        24,749         (1,738)             -
    32,900        53,900        44,900        43,900        45,000        15,500         14,000          8,100
         -             -             -             -             -        15,003              -              -
    39,116        71,197        72,032        69,732        68,294        (4,088)        20,094         12,872
--------------------------------------------------------------------------------------------------------------

$  373,582    $  447,992    $  175,877    $  217,651    $  184,072    $  130,777     $  120,877     $  108,104
   434,462       436,472       210,111       204,934       200,680       158,179        115,230        118,248
   539,800       525,927       300,386       267,107       260,342       243,098        192,305        200,502
 2,000,480     2,091,520       851,243       799,491       781,609       697,532        448,263        472,167
   717,852       840,932        40,445        56,059        78,700        90,178         87,891         95,271
   861,291       967,667       174,464       131,151       149,730       147,295        110,628        127,954
   745,131       735,460       459,608       438,949       391,885       322,836        255,141        251,511
--------------------------------------------------------------------------------------------------------------

$     1.31    $     2.61    $     2.71    $     2.62    $     2.58    $    (0.17)    $     0.93     $     0.60
      1.31          2.58          2.69          2.60          2.56         (0.17)          0.92           0.60
      0.68          0.68          0.66          0.60          0.60          0.58           0.58           0.58
     24.78         24.66         17.61         16.44         14.75         12.25          11.64          11.64
     31.00         41.75         43.00         34.00         34.50         24.63          16.75          17.13
--------------------------------------------------------------------------------------------------------------

$   94,993    $  104,774    $   73,779    $   57,556    $   43,371    $   27,313     $   23,099     $   36,555
    13,640        14,380         7,550         7,260         7,030         6,600          4,850          4,980
$      137    $      153    $      159    $      152    $      146    $      125     $      122     $      116
    29,917        27,263        26,575        26,635        26,486        24,304         21,712         21,452
    29,960        27,567        26,786        26,825        26,640        24,449         21,753         21,551
--------------------------------------------------------------------------------------------------------------

      13.5%         45.4%          7.5%          9.8%         22.6%         34.1%           0.7%          (3.8)%
      33.6          37.4          38.5          42.1          43.0          41.1           41.1           38.9
       7.7          11.6          10.9          11.3          12.9           4.7            7.2            5.2
       2.0           4.2           6.2           6.5           6.9          n.m.            3.4            2.2
       5.3          12.2          15.8          17.0          19.3          n.m.            8.1            5.2
      51.9          55.4          27.1          22.5          27.0          30.6           30.2           33.7
       2.8x          3.2x          3.4x          3.0x          3.1x          3.1x           3.1x           3.0x
--------------------------------------------------------------------------------------------------------------

(4) Excluding unusual or nonrecurring items in 2002 and the charge for the SFAS No. 142 accounting principle change of $250.4 million, net of tax, net income was $61.6 million; diluted earnings per share were $1.95; return on sales was 3.9 percent; and return on average shareowners' equity was 11.1 percent. All periods prior to 2002 include goodwill amortization. Excluding unusual or nonrecurring items in 2001 and the charge for the accounting principle change of $0.6 million, net of tax, net income was $66.6 million; diluted earnings per share were $2.17; return on sales was 3.7 percent; and return on average shareowners' equity was 8.4 percent. Excluding unusual or nonrecurring items in 2000 and an extraordinary loss of $0.3 million, net of tax, net income was $64.7 million; diluted earnings per share were $2.13; return on sales was 3.5 percent; and return on average shareowners' equity was 8.6 percent. Excluding unusual or nonrecurring items in 1999, net income was $54.3 million; diluted earnings per share were $1.82; return on sales was 2.8 percent; and return on average shareowners' equity was 7.3 percent. Excluding unusual or nonrecurring items in 1998 and the effects of the Greenfield acquisition, net income was $88.7 million; diluted earnings per share were $3.23; return on sales was 5.3 percent; and return on average shareowners' equity was 15.2 percent. Excluding unusual or nonrecurring items in 1996, net income was $71.4 million; diluted earnings per share were $2.66; return on sales was 6.6 percent; and return on average shareowners' equity was 17.4 percent.

(5) During 2002 and 1998, we issued 3.5 million and 3.45 million shares of capital stock for net proceeds of $120.6 million and $171.4 million, respectively.